

Ivy INVESTMENTS®

Semiannual Report

SEPTEMBER 30, 2019

	Ticker							
	Class A	Class B	Class C	Class E	Class I	Class N	Class R	Class Y
IVY FUNDS								
Ivy Asset Strategy Fund	WASAX	WASBX	WASCX	IASEX	IVAEX	IASTX	IASRX	WASYX
Ivy Balanced Fund	IBNAX	IBNBX	IBNCX	IVYEX	IYBIX	IBARX	IYBFX	IBNYX
Ivy Energy Fund	IEYAX	IEYBX	IEYCX	IVEEX	IVEIX	IENRX	IYEFX	IEYYX
Ivy LaSalle Global Real Estate Fund	IREAX	IREBX	IRECX		IRESX	IRENX	IRERX	IREYX
Ivy Natural Resources Fund	IGNAX	IGNBX	IGNCX	IGNEX	IGNIX	INRSX	IGNRX	IGNYX
Ivy Science and Technology Fund	WSTAX	WSTBX	WSTCX	ISTEX	ISTIX	ISTNX	WSTRX	WSTYX
Ivy Securian Real Estate Securities Fund	IRSAX	IRSBX	IRSCX	IREEX	IREIX	IRSEX	IRSRX	IRSYX

Beginning on January 1, 2021, as permitted by regulations adopted by the U.S. Securities and Exchange Commission (SEC), paper copies of the Funds' Annual and Semiannual Shareholder Reports no longer will be sent by mail, unless you specifically request paper copies of the reports. Instead, the reports will be made available on the Ivy Investments website (www.ivyinvestments.com), and you will be notified by mail each time a report is posted, and provided with a website link to access the report.

If you have already elected to receive shareholder reports electronically, you will not be affected by this change and you need not take any action. You may elect to receive shareholder reports and other communications from the Funds electronically anytime by contacting your financial intermediary (e.g., a broker-dealer or bank) or, if you are a direct investor, by calling 1-888-923-3355 or by enrolling at www.ivyinvestments.com.

You may elect to receive all future reports in paper format free of charge. If you invest through a financial intermediary, you can contact your financial intermediary to request that you continue to receive paper copies of your shareholder reports. If you invest directly with the Funds, you may call 1-888-923-3355 to let the Funds know you wish to continue receiving paper copies of your shareholder reports. Your election to receive reports in paper format will apply to all funds held in your account if you invest through your financial intermediary or all funds held with the Fund Complex if you invest directly with the Funds.

CONTENTS

President's Letter	3
Illustration of Fund Expenses	4
Portfolio Highlights and Schedule of Investments:	
Ivy Asset Strategy Fund	7
Ivy Balanced Fund	13
Ivy Energy Fund	19
Ivy LaSalle Global Real Estate Fund	22
Ivy Natural Resources Fund	25
Ivy Science and Technology Fund	28
Ivy Securian Real Estate Securities Fund	32
Statements of Assets and Liabilities	34
Statements of Operations	35
Statements of Changes in Net Assets	36
Financial Highlights	40
Notes to Financial Statements	54
Renewal of Investment Management Agreements	75
Proxy Voting Information	78
Quarterly Portfolio Schedule Information	78
IRA Disclosure	78

This report is submitted for the general information of the shareholders of Ivy Funds. It is not authorized for distribution to prospective investors in the Funds unless preceded or accompanied by a current Ivy Funds prospectus, or summary prospectus, and current performance information.



SEPTEMBER 30, 2019 (UNAUDITED)

Philip J. Sanders, CFA

Dear Shareholder,

Equity markets roared back following the sharp correction at year-end 2018, with the S&P 500 Index advancing more than 20% in 2019, as of Sept. 30, and every sector posting gains. The rally had a pro-cyclical component, as information technology and real estate delivered the strongest sector returns, while energy and health care were the laggards.

The U.S. economy remains relatively healthy and remains in the longest economic expansion in U.S. history despite uncertainty about trade and signs of global weakening. We believe the underlying fundamentals — a strong job market, rising wages and low inflation — support continued growth during the rest of 2019. However, U.S. trade policy remains a wildcard and poses a major threat to the current expansion.

The U.S. Federal Reserve (Fed) held steady on interest rates for the first half of 2019, but cut the federal funds rate by 25 basis points in July and then again in September. The federal funds target range currently is 1.75-2.0%. Increasing pressures from trade turmoil and uncertainty around the strength of global growth led the Fed to become more accommodative, and we believe one additional rate cut is likely by calendar year's end.

The pace of economic growth in Europe has weakened during the period, mainly due to the drag of global trade and Brexit uncertainty. We anticipate eurozone growth will remain weak through the rest of the year, but could see some stabilization by the end of 2019. The European Central Bank introduced a broad stimulus package in September, including lower rates, a reboot of quantitative easing and a commitment to maintain these initiatives until inflation moves toward its target of just below 2%. With core inflation currently around 1%, we expect these policies to be in place for at least the next year or two.

Emerging markets faced multiple headwinds over the period, namely a strong dollar, China's focus on deleveraging and regulation, trade wars, volatile energy prices and increased geopolitical risks. Despite near-term concerns and likely volatility across the global equity market, we believe the long-term fundamentals in emerging markets will continue to offer opportunities. By comparison, U.S. equities broadly have benefitted from a more attractive growth rate, which was the result of tax reform, lower regulatory pressures and repatriation of overseas earnings.

Looking ahead, we believe equities face intensifying headwinds as the pace of global growth slows and trade turmoil lingers. As we examine the investment landscape, we continue to put greater emphasis on the fundamentals and quality of asset classes and sectors. We believe it is important to stay focused on the merits of individual market sectors, industries and companies when making investment decisions. Those fundamentals historically have tended to outweigh external factors such as government policies and regulations. While those can affect every business and every investor, we think the innovation and management skill within individual companies are the ultimate drivers of long-term stock prices.

Economic Snapshot

	9/30/2019	3/31/2019
S&P 500 Index	2,976.74	2,834.40
MSCI EAFE Index	1,889.36	1,875.43
10-Year Treasury Yield	1.68%	2.41%
U.S. unemployment rate	3.5%	3.8%
30-year fixed mortgage rate	3.64%	4.06%
Oil price per barrel	$ 54.07	$ 60.14

Sources: Bloomberg, U.S. Department of Labor, MBA, CME

All government statistics shown are subject to periodic revision. The S&P 500 Index is an unmanaged index that tracks the stocks of 500 primarily large-cap U.S. companies. MSCI EAFE Index is an unmanaged index comprised of securities that represent the securities markets in Europe, Australasia and the Far East. It is not possible to invest directly in any of these indexes. Mortgage rates are from BankRate and reflect the overnight national average rate on a conventional 30-year fixed loan. Oil prices reflect the market price of West Texas intermediate grade crude.

Respectfully,

Philip J. Sanders, CFA
President

The opinions expressed in this letter are those of the President of the Ivy Funds and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

(UNAUDITED)

Expense Example

As a shareholder of a Fund, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments, exchange fees and account fees; and (2) ongoing costs, including management fees, distribution and service fees, and other Fund expenses. The following table is intended to help you understand your ongoing costs (in dollars) of investing in a Fund and to compare these costs with the ongoing costs of investing in other mutual funds. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended September 30, 2019.

Actual Expenses

The first section in the following table provides information about actual account values and actual expenses for each share class. You may use the information in this section, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7.5), then multiply the result by the number in the first section under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period. There may be additional fees charged to holders of certain accounts that are not included in the expenses shown in the table. Fees apply to Individual Retirement Accounts (IRAs), IRA Rollovers, Roth IRAs, Conversion Roth IRAs, Simplified Employee Pension (SEP), Savings Incentive Match Plan for Employees (SIMPLE) IRAs, Tax-Sheltered Accounts (TSAs), Keogh Plans, Owner Only 401(k) (Exclusive K) Plans and Final Pay Plans. As of the close of the six months covered by the table, a customer is charged an annual fee of $18 within each plan type. This fee is waived for IRA Rollovers and Conversion Roth IRAs if the customer owns another type of IRA. Coverdell Education Savings Account plans are charged an annual fee of $10 per customer. With limited exceptions, for Class A shares, if your Fund account balance is below $650 on the Friday prior to the last full week of September of each year, the account will be assessed an account fee of $20. You should consider the additional fees that were charged to your Fund account over the six-month period when you estimate the total ongoing expenses paid over the period and the impact of these fees on your ending account value as such additional expenses are not reflected in the information provided in the following table. Additional fees have the effect of reducing investment returns.

Hypothetical Example for Comparison Purposes

The second section in the following table provides information about hypothetical account values and hypothetical expenses for each share class based on the Fund's actual expense ratio and an assumed rate of return of five percent per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this five percent hypothetical example with the five percent hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), exchange fees or account fees. Therefore, the second section in the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

Expenses paid may be impacted by expense reduction arrangements. If those arrangements had not been in place, expenses paid would have been higher. See Note 6 in Notes to Financial Statements for further information.

Fund	Actual[(1)]			Hypothetical[(2)]			Annualized Expense Ratio Based on the Six-Month Period
	Beginning Account Value 3-31-19	Ending Account Value 9-30-19	Expenses Paid During Period*	Beginning Account Value 3-31-19	Ending Account Value 9-30-19	Expenses Paid During Period*	
Ivy Asset Strategy Fund							
Class A	$1,000	$1,046.10	$5.83	$1,000	$1,019.34	$5.76	1.15%
Class B**	$1,000	$1,041.90	$10.11	$1,000	$1,015.12	$9.97	1.99%
Class C	$1,000	$1,042.50	$9.70	$1,000	$1,015.61	$9.57	1.89%
Class E	$1,000	$1,047.10	$5.22	$1,000	$1,020.01	$5.15	1.00%
Class I	$1,000	$1,047.70	$4.50	$1,000	$1,020.70	$4.45	0.88%
Class N	$1,000	$1,048.30	$3.69	$1,000	$1,021.42	$3.64	0.74%
Class R	$1,000	$1,045.20	$7.46	$1,000	$1,017.77	$7.36	1.46%
Class Y	$1,000	$1,046.50	$5.73	$1,000	$1,019.46	$5.65	1.13%

See footnotes on page 6.

(UNAUDITED)

Fund	Actual[1] Beginning Account Value 3-31-19	Actual[1] Ending Account Value 9-30-19	Actual[1] Expenses Paid During Period*	Hypothetical[2] Beginning Account Value 3-31-19	Hypothetical[2] Ending Account Value 9-30-19	Hypothetical[2] Expenses Paid During Period*	Annualized Expense Ratio Based on the Six-Month Period
Ivy Balanced Fund							
Class A	$1,000	$1,044.60	$ 5.62	$1,000	$ 1,019.53	$ 5.55	1.10%
Class B**	$1,000	$1,040.10	$ 9.79	$1,000	$ 1,015.49	$ 9.67	1.91%
Class C	$1,000	$1,041.00	$ 9.39	$1,000	$ 1,015.89	$ 9.27	1.83%
Class E***	$1,000	$1,045.60	$ 4.91	$1,000	$1,020.26	$ 4.85	0.96%
Class I	$1,000	$1,045.90	$ 4.40	$1,000	$1,020.72	$ 4.34	0.87%
Class N	$1,000	$1,046.60	$ 3.68	$1,000	$1,021.48	$ 3.64	0.72%
Class R	$1,000	$1,042.50	$ 7.46	$1,000	$1,017.78	$ 7.36	1.45%
Class Y	$1,000	$1,044.60	$ 5.62	$1,000	$1,019.53	$ 5.55	1.10%
Ivy Energy Fund							
Class A	$1,000	$ 809.50	$ 6.42	$1,000	$ 1,017.97	$ 7.16	1.41%
Class B**	$1,000	$ 806.10	$10.39	$1,000	$ 1,013.55	$ 11.58	2.29%
Class C	$1,000	$ 808.00	$ 9.58	$1,000	$ 1,014.46	$10.68	2.11%
Class E***	$1,000	$ 811.50	$ 5.62	$1,000	$ 1,018.87	$ 6.26	1.24%
Class I	$1,000	$ 812.20	$ 4.53	$1,000	$1,020.08	$ 5.05	0.99%
Class N	$1,000	$ 812.10	$ 4.53	$1,000	$1,020.08	$ 5.05	0.99%
Class R	$1,000	$ 808.30	$ 7.87	$1,000	$ 1,016.32	$ 8.77	1.75%
Class Y	$1,000	$ 810.20	$ 6.43	$1,000	$ 1,017.97	$ 7.16	1.41%
Ivy LaSalle Global Real Estate Fund							
Class A	$1,000	$1,016.60	$ 7.66	$1,000	$ 1,017.49	$ 7.67	1.51%
Class B**	$1,000	$1,013.30	$10.77	$1,000	$ 1,014.42	$10.78	2.13%
Class C	$1,000	$1,014.00	$10.98	$1,000	$ 1,014.17	$10.98	2.18%
Class I	$1,000	$1,019.50	$ 5.35	$1,000	$ 1,019.80	$ 5.35	1.05%
Class N	$1,000	$1,018.90	$ 5.35	$1,000	$ 1,019.80	$ 5.35	1.05%
Class R	$1,000	$1,015.60	$ 9.07	$1,000	$ 1,016.04	$ 9.07	1.80%
Class Y	$1,000	$1,016.80	$ 7.36	$1,000	$ 1,017.73	$ 7.36	1.46%
Ivy Natural Resources Fund							
Class A	$1,000	$ 909.30	$ 8.50	$1,000	$ 1,016.13	$ 8.97	1.78%
Class B**	$1,000	$ 900.20	$18.05	$1,000	$1,006.09	$19.06	3.78%
Class C	$1,000	$ 906.60	$ 11.82	$1,000	$ 1,012.71	$12.48	2.46%
Class E	$1,000	$ 912.40	$ 6.22	$1,000	$ 1,018.55	$ 6.56	1.27%
Class I	$1,000	$ 911.80	$ 5.83	$1,000	$ 1,018.97	$ 6.16	1.22%
Class N	$1,000	$ 912.90	$ 4.97	$1,000	$ 1,019.88	$ 5.25	1.03%
Class R	$1,000	$ 909.50	$ 8.59	$1,000	$ 1,016.11	$ 9.07	1.79%
Class Y	$1,000	$ 910.90	$ 6.88	$1,000	$ 1,017.86	$ 7.26	1.44%

See footnotes on page 6.

(UNAUDITED)

Fund	Actual[1]			Hypothetical[2]			Annualized Expense Ratio Based on the Six-Month Period
	Beginning Account Value 3-31-19	Ending Account Value 9-30-19	Expenses Paid During Period*	Beginning Account Value 3-31-19	Ending Account Value 9-30-19	Expenses Paid During Period*	
Ivy Science and Technology Fund							
Class A	$1,000	$1,070.50	$ 6.11	$1,000	$ 1,019.14	$ 5.96	1.18%
Class B**	$1,000	$1,065.80	$10.54	$1,000	$ 1,014.87	$10.28	2.03%
Class C	$1,000	$ 1,066.10	$ 10.12	$1,000	$ 1,015.29	$ 9.87	1.95%
Class E	$1,000	$1,069.80	$ 6.73	$1,000	$ 1,018.56	$ 6.56	1.30%
Class I	$1,000	$ 1,071.60	$ 5.08	$1,000	$1,020.15	$ 4.95	0.98%
Class N	$1,000	$1,072.30	$ 4.35	$1,000	$1,020.91	$ 4.24	0.83%
Class R	$1,000	$1,068.20	$ 8.17	$1,000	$ 1,017.21	$ 7.97	1.57%
Class Y	$1,000	$1,070.40	$ 6.11	$1,000	$ 1,019.14	$ 5.96	1.18%
Ivy Securian Real Estate Securities Fund							
Class A	$1,000	$1,082.40	$ 7.60	$1,000	$ 1,017.80	$ 7.36	1.45%
Class B**	$1,000	$1,076.90	$12.88	$1,000	$ 1,012.68	$12.48	2.48%
Class C	$1,000	$1,078.30	$ 11.85	$1,000	$ 1,013.65	$ 11.48	2.28%
Class E	$1,000	$1,082.50	$ 7.39	$1,000	$ 1,018.01	$ 7.16	1.41%
Class I	$1,000	$1,084.50	$ 5.73	$1,000	$ 1,019.58	$ 5.55	1.10%
Class N	$1,000	$1,085.60	$ 4.90	$1,000	$1,020.32	$ 4.75	0.95%
Class R	$1,000	$ 1,081.30	$ 8.74	$1,000	$1,016.65	$ 8.47	1.68%
Class Y	$1,000	$1,083.50	$ 6.77	$1,000	$ 1,018.56	$ 6.56	1.30%

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 183 days in the six-month period ended September 30, 2019, and divided by 365.

**These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

***Class share is closed to investment.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column of this section.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads or exchange fees.

PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF SEPTEMBER 30, 2019 (UNAUDITED)

Asset Allocation

Stocks	64.6%
Information Technology	15.2%
Industrials	11.5%
Financials	10.9%
Consumer Staples	6.7%
Health Care	6.6%
Consumer Discretionary	6.3%
Energy	4.8%
Communication Services	1.0%
Utilities	0.9%
Materials	0.7%
Bullion (Gold)	5.9%
Bonds	26.9%
Corporate Debt Securities	16.9%
Loans	5.2%
United States Government and Government Agency Obligations	3.9%
Other Government Securities	0.9%
Liabilities (Net of Cash and Other Assets), and Cash Equivalents+	2.6%

Country Weightings

North America	44.4%
United States	43.5%
Other North America	0.9%
Bullion (Gold)	5.9%
Europe	32.5%
France	8.2%
United Kingdom	7.4%
Switzerland	4.5%
Netherlands	4.4%
Other Europe	8.0%
Pacific Basin	13.4%
Japan	4.8%
Other Pacific Basin	8.6%
South America	1.2%
Liabilities (Net of Cash and Other Assets), and Cash Equivalents+	2.6%

Top 10 Equity Holdings

Company	Country	Sector	Industry
Microsoft Corp.	United States	Information Technology	Systems Software
Taiwan Semiconductor Manufacturing Co. Ltd.	Taiwan	Information Technology	Semiconductors
Fiserv, Inc.	United States	Information Technology	Data Processing & Outsourced Services
Wal-Mart Stores, Inc.	United States	Consumer Staples	Hypermarkets & Super Centers
Visa, Inc., Class A	United States	Information Technology	Data Processing & Outsourced Services
ORIX Corp.	Japan	Financials	Consumer Finance
Airbus SE	France	Industrials	Aerospace & Defense
Nestle S.A., Registered Shares	Switzerland	Consumer Staples	Packaged Foods & Meats
Northrop Grumman Corp.	United States	Industrials	Aerospace & Defense
ASML Holding N.V., Ordinary Shares	Netherlands	Information Technology	Semiconductor Equipment

See your advisor or www.ivyinvestments.com for more information on the Fund's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

CONSOLIDATED SCHEDULE OF INVESTMENTS IVY ASSET STRATEGY FUND *(in thousands)*

SEPTEMBER 30, 2019 (UNAUDITED)

COMMON STOCKS	Shares	Value
Communication Services		
Interactive Media & Services – 1.0%		
Facebook, Inc., Class A (A)	155	$ 27,683
Total Communication Services – 1.0%		**27,683**
Consumer Discretionary		
Auto Parts & Equipment – 1.0%		
Aptiv plc	319	27,891
Automobile Manufacturers – 1.7%		
Subaru Corp. (B)	509	14,405
Suzuki Motor Corp. (B)	833	35,476
		49,881
Home Improvement Retail – 1.1%		
Home Depot, Inc. (The)	136	31,549
Hotels, Resorts & Cruise Lines – 0.1%		
Studio City International Holdings Ltd. (A)(C)	203	4,082
Internet & Direct Marketing Retail – 1.0%		
Amazon.com, Inc. (A)	16	27,705
Leisure Products – 0.4%		
Media Group Holdings LLC, Series H (A)(D)(E)(F)(G)	640	—*
Media Group Holdings LLC, Series T (A)(D)(E)(F)(G)	80	10,055
		10,055
Restaurants – 1.0%		
Compass Group plc (B)	1,161	29,877
Total Consumer Discretionary – 6.3%		**181,040**
Consumer Staples		
Household Products – 1.0%		
Procter & Gamble Co. (The)	236	29,384
Hypermarkets & Super Centers – 2.1%		
Wal-Mart Stores, Inc.	506	60,107
Packaged Foods & Meats – 2.6%		
Danone S.A. (B)	357	31,466
Nestle S.A., Registered Shares (B)	401	43,537
		75,003
Personal Products – 1.0%		
Beiersdorf Aktiengesellschaft (B)	246	29,023
Total Consumer Staples – 6.7%		**193,517**
Energy		
Integrated Oil & Gas – 1.9%		
Royal Dutch Shell plc, Class A (B)	918	26,921
Total S.A. (B)	546	28,426
		55,347

COMMON STOCKS (Continued)	Shares	Value
Oil & Gas Exploration & Production – 1.1%		
Cabot Oil & Gas Corp.	719	$ 12,633
EOG Resources, Inc.	277	20,537
		33,170
Oil & Gas Refining & Marketing – 1.0%		
Reliance Industries Ltd. (B)	1,515	28,533
Oil & Gas Storage & Transportation – 0.8%		
Enterprise Products Partners L.P.	788	22,509
Total Energy – 4.8%		**139,559**
Financials		
Consumer Finance – 1.6%		
ORIX Corp. (B)	2,981	44,600
Diversified Banks – 3.4%		
BNP Paribas S.A. (B)	548	26,644
ICICI Bank Ltd. (B)	3,828	23,330
Kabushiki Kaisha Mitsubishi Tokyo Financial Group (B)	4,931	25,112
Nordea Bank AB (B)	—*	—*
UniCredit S.p.A. (B)	1,906	22,471
		97,557
Life & Health Insurance – 2.4%		
AIA Group Ltd. (B)	3,278	30,916
Ping An Insurance (Group) Co. of China Ltd., H Shares (B)	3,386	38,919
		69,835
Multi-Line Insurance – 1.2%		
Sampo plc, A Shares (B)	863	34,272
Multi-Sector Holdings – 1.2%		
Berkshire Hathaway, Inc., Class B (A)	166	34,511
Other Diversified Financial Services – 1.1%		
Citigroup, Inc.	449	31,007
Total Financials – 10.9%		**311,782**
Health Care		
Biotechnology – 0.5%		
Sarepta Therapeutics, Inc. (A)	174	13,127
Health Care Equipment – 1.2%		
Zimmer Holdings, Inc.	240	32,965
Life Sciences Tools & Services – 0.3%		
Qiagen N.V. (A)	266	8,783
Managed Health Care – 0.5%		
Anthem, Inc.	57	13,590
Pharmaceuticals – 4.1%		
AstraZeneca plc (B)	287	25,624
Elanco Animal Health, Inc. (A)	1,122	29,834
GlaxoSmithKline plc (B)	698	14,961

COMMON STOCKS (Continued)	Shares	Value
Pharmaceuticals (Continued)		
Merck KGaA (B)	225	$ 25,371
Zoetis, Inc.	184	22,934
		118,724
Total Health Care – 6.6%		**187,189**
Industrials		
Aerospace & Defense – 4.0%		
Airbus SE (B)	343	44,548
Lockheed Martin Corp.	79	30,985
Northrop Grumman Corp.	108	40,559
		116,092
Construction & Engineering – 2.2%		
Larsen & Toubro Ltd. (B)	1,305	27,163
Vinci (B)	332	35,791
		62,954
Construction Machinery & Heavy Trucks – 1.0%		
Caterpillar, Inc.	221	27,927
Electrical Components & Equipment – 1.1%		
Schneider Electric S.A. (B)	354	30,975
Industrial Conglomerates – 0.8%		
Koninklijke Philips Electronics N.V., Ordinary Shares (B)	524	24,218
Railroads – 1.6%		
Kansas City Southern	187	24,921
Union Pacific Corp.	144	23,381
		48,302
Trading Companies & Distributors – 0.8%		
Ferguson plc (B)	305	22,232
Total Industrials – 11.5%		**332,700**
Information Technology		
Application Software – 2.4%		
Adobe, Inc. (A)	128	35,302
Intuit, Inc.	133	35,295
		70,597
Data Processing & Outsourced Services – 3.8%		
Fiserv, Inc. (A)	615	63,692
Visa, Inc., Class A	265	45,601
		109,293
Electronic Equipment & Instruments – 0.8%		
Keyence Corp. (B)	35	21,599
Semiconductor Equipment – 1.4%		
ASML Holding N.V., Ordinary Shares (B)	158	39,140
Semiconductors – 3.3%		
QUALCOMM, Inc.	363	27,726
Taiwan Semiconductor Manufacturing Co. Ltd. (A)(B)	7,826	69,507
		97,233

CONSOLIDATED SCHEDULE OF INVESTMENTS IVY ASSET STRATEGY FUND *(in thousands)*

COMMON STOCKS (Continued)	Shares	Value
Systems Software – 2.6%		
Microsoft Corp.	549	$ 76,348
Technology Hardware, Storage & Peripherals – 0.9%		
Samsung Electronics Co. Ltd. (B)	600	24,565
Total Information Technology – 15.2%		438,775
Materials		
Diversified Metals & Mining – 0.7%		
Glencore International plc (B)	6,651	20,043
Total Materials – 0.7%		20,043
Utilities		
Electric Utilities – 0.9%		
E.ON AG (B)	2,792	27,146
Total Utilities – 0.9%		27,146
TOTAL COMMON STOCKS – 64.6%		$1,859,434
(Cost: $2,136,667)		

CORPORATE DEBT SECURITIES	Principal	Value
Communication Services		
Cable & Satellite – 1.5%		
Altice France S.A., 8.125%, 2–1–27 (H)	$ 9,600	10,596
Altice Luxembourg S.A., 10.500%, 5–15–27 (H)	13,373	15,071
Altice S.A.:		
7.750%, 5–15–22 (H)	4,245	4,335
7.625%, 2–15–25 (H)	14,059	14,657
		44,659
Integrated Telecommunication Services – 1.0%		
Frontier Communications Corp.:		
7.625%, 4–15–24	7,881	3,428
6.875%, 1–15–25	16,119	7,133
11.000%, 9–15–25	21,820	9,860
9.000%, 8–15–31	7,881	3,484
West Corp., 8.500%, 10–15–25 (H)	6,325	5,084
		28,989
Wireless Telecommunication Service – 0.3%		
Crown Castle Towers LLC, 4.241%, 7–15–28 (H)	8,356	9,193
Total Communication Services – 2.8%		82,841
Consumer Staples		
Packaged Foods & Meats – 0.3%		
JBS Investments II GmbH (GTD by JBS S.A.), 7.000%, 1–15–26 (H)	8,112	8,753

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Tobacco – 0.3%		
Altria Group, Inc. (GTD by Philip Morris USA, Inc.), 5.950%, 2–14–49	$ 8,000	$ 9,411
Total Consumer Staples – 0.6%		18,164
Energy		
Integrated Oil & Gas – 0.9%		
Petroleos Mexicanos:		
4.875%, 1–24–22	15,929	16,566
6.840%, 1–23–30 (H)	7,943	8,215
		24,781
Oil & Gas Drilling – 0.1%		
KCA Deutag UK Finance plc, 9.875%, 4–1–22 (C)(H)	4,167	2,636
Oil & Gas Refining & Marketing – 0.3%		
MV24 Capital B.V., 6.748%, 6–1–34 (H)	7,954	8,205
Oil & Gas Storage & Transportation – 0.2%		
Energy Transfer Partners L.P., 6.250%, 2–15–66	7,000	6,493
Total Energy – 1.5%		42,115
Financials		
Diversified Banks – 6.3%		
Banco Bilbao Vizcaya Argentaria S.A., 6.500%, 12–5–67	3,973	4,045
Barclays plc:		
7.875%, 12–29–49	41,131	43,496
8.000%, 6–15–64	7,987	8,494
ING Groep N.V., 6.875%, 12–29–49	14,503	15,258
Royal Bank of Scotland Group plc (The), 8.625%, 12–29–49	42,786	45,818
Societe Generale Group, 7.375%, 12–29–49 (H)	27,277	28,698
Standard Chartered plc, 7.500%, 12–29–49 (H)	14,224	15,024
UniCredit S.p.A.:		
5.861%, 6–19–32 (H)	15,300	15,732
7.296%, 4–2–34 (H)	6,388	7,211
		183,776
Diversified Capital Markets – 1.5%		
Credit Suisse Group AG:		
7.125%, 7–29–66	22,601	24,042
7.500%, 6–11–67 (H)	14,050	15,525
6.375%, 2–21–68 (H)	4,768	4,935
		44,502
Investment Banking & Brokerage – 0.4%		
Goldman Sachs Group, Inc. (The) (3-Month U.S. LIBOR plus 117 bps), 3.328%, 5–15–26 (I)	11,643	11,703

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Other Diversified Financial Services – 0.3%		
New Cotai LLC and New Cotai Capital Corp. (10.625% Cash or 10.625% PIK), 10.625%, 5–1–19 (H)(J)(K)	$15,456	$ 8,192
Total Financials – 8.5%		248,173
Health Care		
Health Care Supplies – 0.0%		
Kinetic Concepts, Inc. and KCI USA, Inc., 12.500%, 11–1–21 (H)	225	239
Pharmaceuticals – 0.2%		
Teva Pharmaceutical Finance Netherlands III B.V. (GTD by Teva Pharmaceutical Industries Ltd.), 2.800%, 7–21–23	7,966	6,442
Total Health Care – 0.2%		6,681
Industrials		
Industrial Conglomerates – 0.3%		
Cosan Ltd., 5.500%, 9–20–29 (H)	9,070	9,311
Railroads – 0.3%		
Rumo Luxembourg S.a.r.l., 7.375%, 2–9–24 (C)(H)	7,269	7,823
Security & Alarm Services – 0.8%		
Prime Security Services Borrower LLC and Prime Finance, Inc., 9.250%, 5–15–23 (H)	23,107	24,293
Total Industrials – 1.4%		41,427
Information Technology		
IT Consulting & Other Services – 0.4%		
Atento Luxco 1 S.A., 6.125%, 8–10–22 (H)	12,711	12,886
Semiconductors – 0.6%		
Broadcom, Inc., 4.250%, 4–15–26 (H)	15,953	16,481
Total Information Technology – 1.0%		29,367
Materials		
Diversified Metals & Mining – 0.9%		
Glencore Funding LLC:		
4.125%, 3–12–24 (H)	9,585	10,075
4.875%, 3–12–29 (H)	15,975	17,266
		27,341
Total Materials – 0.9%		27,341
TOTAL CORPORATE DEBT SECURITIES – 16.9%		$496,109
(Cost: $498,657)		

OTHER GOVERNMENT SECURITIES (L)	Principal	Value
Argentina – 0.9%		
Province of Buenos Aires,		
7.875%, 6–15–27 (H)	$ 7,000	$ 2,520
Province of Mendoza,		
8.375%, 5–19–24	15,788	8,842
Republic of Argentina:		
4.625%, 1–11–23	24,469	10,192
6.875%, 1–26–27	3,000	1,257
5.875%, 1–11–28	7,900	3,199
		26,010
TOTAL OTHER GOVERNMENT SECURITIES – 0.9%		$ 26,010

(Cost: $56,439)

LOANS (I)	Principal	Value
Communication Services		
Integrated Telecommunication Services – 0.7%		
West Corp. (3-Month ICE LIBOR plus 400 bps),		
6.044%, 10–10–24	23,403	20,866
Total Communication Services – 0.7%		20,866
Energy		
Oil & Gas Storage & Transportation – 0.4%		
EPIC Crude Services L.P. (ICE LIBOR plus 500 bps),		
7.040%, 3–1–26	11,382	10,770
Total Energy – 0.4%		10,770
Financials		
Financial Exchanges & Data – 0.4%		
Refinitiv U.S. Holdings, Inc. (ICE LIBOR plus 375 bps),		
5.794%, 10–1–25	11,636	11,694
Other Diversified Financial Services – 0.0%		
New Cotai LLC,		
0.000%, 7–20–20 (M)	68	68
New Cotai LLC (U.S. Prime Rate plus 25 bps),		
5.250%, 7–20–20	42	42
		110
Property & Casualty Insurance – 1.7%		
Amynta Agency Borrower, Inc. (ICE LIBOR plus 400 bps),		
6.544%, 2–28–25	21,049	20,400
Hub International Ltd. (ICE LIBOR plus 300 bps),		
5.267%, 4–25–25	1,926	1,902
USI, Inc. (ICE LIBOR plus 300 bps),		
5.104%, 5–16–24	27,082	26,614
		48,916
Total Financials – 2.1%		60,720

LOANS (I) (Continued)	Principal	Value
Health Care		
Health Care Facilities – 0.6%		
Regional Care Hospital Partners Holdings, Inc. (ICE LIBOR plus 450 bps),		
6.554%, 11–16–25	$ 7,927	$ 7,928
Surgery Center Holdings, Inc. (ICE LIBOR plus 325 bps),		
5.300%, 8–31–24	10,451	10,198
		18,126
Health Care Services – 0.3%		
Heartland Dental LLC,		
0.000%, 4–30–25 (M)	215	210
Heartland Dental LLC (ICE LIBOR plus 375 bps),		
5.794%, 4–30–25	9,537	9,322
		9,532
Total Health Care – 0.9%		27,658
Information Technology		
Application Software – 0.4%		
Avaya, Inc. (ICE LIBOR plus 425 bps):		
6.278%, 12–15–24	7,274	6,897
6.430%, 12–15–24	4,339	4,114
		11,011
Total Information Technology – 0.4%		11,011
Materials		
Construction Materials – 0.7%		
Hillman Group, Inc. (The) (ICE LIBOR plus 350 bps),		
6.044%, 5–31–25	19,395	18,791
Total Materials – 0.7%		18,791
TOTAL LOANS – 5.2%		$149,816

(Cost: $155,054)

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS	Principal	Value
Mortgage-Backed Obligations – 0.8%		
Federal National Mortgage Association Agency REMIC/CMO (1-Month U.S. LIBOR plus 562 bps),		
3.602%, 6–25–45 (I)(N)	17,416	3,418
Federal National Mortgage Association Agency REMIC/CMO (1-Month U.S. LIBOR plus 625 bps):		
4.102%, 4–25–45 (I)(N)	8,606	1,848
4.082%, 4–25–46 (I)(N)	20,560	3,426
4.082%, 8–25–46 (I)(N)	21,958	3,908
4.232%, 6–25–48 (I)(N)	48,026	9,619
		22,219
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 0.8%		$ 22,219

(Cost: $21,030)

UNITED STATES GOVERNMENT OBLIGATIONS	Principal	Value
Treasury Inflation Protected Obligations – 1.6%		
U.S. Treasury Notes:		
0.125%, 4–15–21	$ 15,674	$ 15,506
0.625%, 1–15–26	29,675	30,445
		45,951
Treasury Obligations – 1.5%		
U.S. Treasury Bonds:		
2.750%, 8–15–47	29,882	33,848
3.000%, 2–15–49	7,976	9,518
		43,366
TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 3.1%		$ 89,317

(Cost: $83,173)

BULLION – 5.9%	Troy Ounces	Value
Gold	116	171,650

(Cost: $137,353)

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (O) – 2.4%		
Diageo Capital plc (GTD by Diageo plc),		
2.201%, 10–8–19	$ 5,000	4,997
DTE Gas Co.,		
2.194%, 10–3–19	3,000	2,999
International Paper Co.:		
2.202%, 10–8–19	5,000	4,997
2.310%, 10–11–19	10,000	9,993
J.M. Smucker Co. (The),		
2.152%, 10–7–19	5,000	4,998
Kroger Co. (The),		
2.151%, 10–7–19	5,000	4,998
Malayan Banking Berhad (GTD by Wells Fargo Bank N.A.),		
2.060%, 10–22–19	5,000	4,994
McCormick & Co., Inc.:		
2.131%, 10–4–19	5,000	4,999
2.430%, 10–11–19	8,000	7,994
Mondelez International, Inc.,		
2.203%, 10–1–19	5,000	5,000
Sonoco Products Co.,		
2.150%, 10–1–19	8,406	8,405
UnitedHealth Group, Inc.,		
2.152%, 10–7–19	5,000	4,998
		69,372
Master Note – 0.0%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps),		
2.170%, 10–7–19 (P)	412	412
Money Market Funds – 0.2%		
Dreyfus Institutional Preferred Government Money Market Fund – Institutional Shares,		
1.900%, (Q)(R)	5,475	5,475

CONSOLIDATED SCHEDULE OF INVESTMENTS IVY ASSET STRATEGY FUND *(in thousands)*

SHORT-TERM SECURITIES (Continued)	Principal	Value
Municipal Obligations – 0.1%		
Kansas City, MO, Var Rate Dem Taxable Spl Oblig Rfdg Bonds (President Hotel Redev Proj), Ser 2009B (GTD by JPMorgan Chase & Co.) (BVAL plus 22 bps), 2.100%, 10–7–19 (P)	$2,200	$2,200

SHORT-TERM SECURITIES (Continued)	Principal	Value
United States Government Agency Obligations – 0.1%		
Overseas Private Investment Corp. (GTD by U.S. Government) (3-Month U.S. TB Rate):		
2.200%, 10–7–19 (P)	$3,919	$ 3,919
		3,919
TOTAL SHORT-TERM SECURITIES – 2.8%		$81,378

(Cost: $81,384)

	Value
TOTAL INVESTMENT SECURITIES – 100.2%	$2,895,933
(Cost: $3,169,757)	
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.2)%	(5,913)
NET ASSETS – 100.0%	$2,890,020

Notes to Consolidated Schedule of Investments

*Not shown due to rounding.

(A) No dividends were paid during the preceding 12 months.

(B) Listed on an exchange outside the United States.

(C) All or a portion of securities with an aggregate value of $5,346 are on loan.

(D) Restricted securities. At September 30, 2019, the Fund owned the following restricted securities:

Security	Acquisition Date(s)	Shares	Cost	Market Value
Media Group Holdings LLC, Series H	8–29–13 to 10–31–13	640	$447,924	$ —*
Media Group Holdings LLC, Series T	7–2–13 to 1–23–15	80	168,530	10,055
			$616,454	$10,055

The total value of these securities represented 0.4% of net assets at September 30, 2019.

(E) Investment is owned by an entity that is treated as a corporation for U.S. tax purposes and is owned by the Fund and consolidated as described in Note 5 of the Notes to Financial Statements.

(F) Deemed to be an affiliate due to the Fund owning at least 5% of the voting securities.

(G) Securities whose value was determined using significant unobservable inputs.

(H) Securities were purchased pursuant to an exemption from registration available under Rule 144A under the Securities Act of 1933 and may only be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2019 the total value of these securities amounted to $282,956 or 9.8% of net assets.

(I) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2019. Description of the reference rate and spread, if applicable, are included in the security description.

(J) Payment-in-kind bond which may pay interest in additional par and/or in cash. Rates shown are the current rate and possible payment rates.

(K) Non-income producing as the issuer has either missed its most recent interest payment or declared bankruptcy.

(L) Other Government Securities may include emerging markets sovereign, quasi-sovereign, corporate and supranational agency and organization debt securities.

(M) All or a portion of this position has not settled. Full contract rates do not take effect until settlement date.

(N) Interest-only security. Amount shown as principal represents notional amount for computation of interest.

(O) Rate shown is the yield to maturity at September 30, 2019.

(P) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2019. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

(Q) Investment made with cash collateral received from securities on loan.

(R) Rate shown is the annualized 7-day yield at September 30, 2019.

CONSOLIDATED SCHEDULE OF INVESTMENTS IVY ASSET STRATEGY FUND *(in thousands)*

SEPTEMBER 30, 2019 (UNAUDITED)

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2019. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Communication Services	$ 27,683	$ —	$ —
Consumer Discretionary	91,227	79,758	10,055
Consumer Staples	89,491	104,026	—
Energy	55,679	83,880	—
Financials	65,518	246,264	—
Health Care	121,233	65,956	—
Industrials	147,773	184,927	—
Information Technology	283,964	154,811	—
Materials	—	20,043	—
Utilities	—	27,146	—
Total Common Stocks	$ 882,568	$ 966,811	$10,055
Corporate Debt Securities	—	496,109	—
Other Government Securities	—	26,010	—
Loans	—	149,816	—
United States Government Agency Obligations	—	22,219	—
United States Government Obligations	—	89,317	—
Bullion	171,650	—	—
Short-Term Securities	5,475	75,903	—
Total	$1,059,693	$1,826,185	$10,055

During the period ended September 30, 2019, there were no transfers in or out of Level 3.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
BVAL = Bloomberg Valuation Municipal AAA Benchmark
CMO = Collateraized Mortgage Obligation
GTD = Guaranteed
ICE = Intercontinental Exchange
LIBOR = London Interbank Offered Rate
PIK = Payment in Kind
REMIC = Real Estate Mortgage Investment Conduit
TB = Treasury Bill

Country Diversification

(as a % of net assets)	
United States	43.5%
France	8.2%
United Kingdom	7.4%
Japan	4.8%
Switzerland	4.5%
Netherlands	4.4%
Germany	2.8%
India	2.8%
Taiwan	2.4%
Luxembourg	1.9%
Italy	1.7%
China	1.3%
Hong Kong	1.2%
Finland	1.2%
Other Countries	3.4%
Other+	8.5%

+Includes gold bullion, liabilities (net of cash and other assets), and cash equivalents

See Accompanying Notes to Financial Statements.

PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF SEPTEMBER 30, 2019 (UNAUDITED)

Asset Allocation

Stocks	64.3%
Information Technology	15.2%
Financials	9.3%
Industrials	8.4%
Health Care	6.9%
Communication Services	6.7%
Consumer Discretionary	5.2%
Consumer Staples	5.0%
Energy	4.4%
Materials	3.2%
Bonds	35.2%
United States Government and Government Agency Obligations	23.1%
Corporate Debt Securities	11.5%
Loans	0.4%
Asset-Backed Securities	0.2%
Liabilities (Net of Cash and Other Assets), and Cash Equivalents+	0.5%

Top 10 Equity Holdings

Company	Sector	Industry
Boeing Co. (The)	Industrials	Aerospace & Defense
General Mills, Inc.	Consumer Staples	Packaged Foods & Meats
PPG Industries, Inc.	Materials	Specialty Chemicals
Microsoft Corp.	Information Technology	Systems Software
Zimmer Holdings, Inc.	Health Care	Health Care Equipment
Union Pacific Corp.	Industrials	Railroads
QUALCOMM, Inc.	Information Technology	Semiconductors
Las Vegas Sands, Inc.	Consumer Discretionary	Casinos & Gaming
Autodesk, Inc.	Information Technology	Application Software
PNC Financial Services Group, Inc. (The)	Financials	Regional Banks

See your advisor or www.ivyinvestments.com for more information on the Fund's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

SCHEDULE OF INVESTMENTS

IVY BALANCED FUND *(in thousands)*

COMMON STOCKS	Shares	Value
Communication Services		
Integrated Telecommunication Services – 1.2%		
Verizon Communications, Inc.	512	$ 30,925
Interactive Home Entertainment – 1.5%		
Electronic Arts, Inc. (A)	393	38,443
Interactive Media & Services – 3.1%		
Alphabet, Inc., Class A (A)	33	40,786
Facebook, Inc., Class A (A)	200	35,652
		76,438
Movies & Entertainment – 0.9%		
Walt Disney Co. (The)	166	21,695
Total Communication Services – 6.7%		**167,501**
Consumer Discretionary		
Apparel, Accessories & Luxury Goods – 0.6%		
V.F. Corp.	157	13,928
Casinos & Gaming – 1.8%		
Las Vegas Sands, Inc.	770	44,484
Home Improvement Retail – 1.6%		
Lowe's Co., Inc.	376	41,316
Restaurants – 1.2%		
Domino's Pizza, Inc.	124	30,294
Total Consumer Discretionary – 5.2%		**130,022**
Consumer Staples		
Distillers & Vintners – 1.5%		
Constellation Brands, Inc.	178	36,947
Packaged Foods & Meats – 1.9%		
General Mills, Inc.	881	48,550
Tobacco – 1.6%		
Philip Morris International, Inc.	534	40,524
Total Consumer Staples – 5.0%		**126,021**
Energy		
Integrated Oil & Gas – 2.2%		
Chevron Corp.	259	30,759
Hess Corp.	399	24,126
		54,885
Oil & Gas Equipment & Services – 0.3%		
Core Laboratories N.V.	142	6,624
Oil & Gas Exploration & Production – 0.7%		
Canadian Natural Resources Ltd.	702	18,695
Oil & Gas Storage & Transportation – 1.2%		
Enterprise Products Partners L.P.	1,061	30,315
Total Energy – 4.4%		**110,519**

COMMON STOCKS (Continued)	Shares	Value
Financials		
Asset Management & Custody Banks – 0.9%		
Blackstone Group, Inc. (The), Class A	481	$ 23,469
Diversified Banks – 2.3%		
Northern Trust Corp.	318	29,715
U.S. Bancorp	493	27,297
		57,012
Investment Banking & Brokerage – 1.4%		
Goldman Sachs Group, Inc. (The)	168	34,815
Multi-Sector Holdings – 1.3%		
Berkshire Hathaway, Inc., Class B (A)	154	31,993
Other Diversified Financial Services – 1.7%		
JPMorgan Chase & Co.	351	41,293
Regional Banks – 1.7%		
PNC Financial Services Group, Inc. (The)	295	41,384
Total Financials – 9.3%		**229,966**
Health Care		
Biotechnology – 0.7%		
Biogen, Inc. (A)	83	19,359
Health Care Equipment – 1.9%		
Zimmer Holdings, Inc.	339	46,499
Health Care Technology – 0.8%		
Cerner Corp.	277	18,884
Managed Health Care – 1.1%		
Anthem, Inc.	117	28,139
Pharmaceuticals – 2.4%		
GlaxoSmithKline plc ADR	768	32,799
Jazz Pharmaceuticals plc (A)	117	14,935
Pfizer, Inc.	321	11,519
		59,253
Total Health Care – 6.9%		**172,134**
Industrials		
Aerospace & Defense – 2.0%		
Boeing Co. (The)	129	49,028
Agricultural & Farm Machinery – 1.2%		
Deere & Co.	183	30,860
Airlines – 0.8%		
Delta Air Lines, Inc.	345	19,875
Electrical Components & Equipment – 1.2%		
Emerson Electric Co.	465	31,070
Railroads – 1.8%		
Union Pacific Corp.	282	45,703

COMMON STOCKS (Continued)	Shares	Value
Trucking – 1.4%		
Knight Transportation, Inc.	943	$ 34,221
Total Industrials – 8.4%		**210,757**
Information Technology		
Application Software – 1.7%		
Autodesk, Inc. (A)	292	43,128
Communications Equipment – 1.7%		
Arista Networks, Inc. (A)	55	13,198
Cisco Systems, Inc.	595	29,402
		42,600
Data Processing & Outsourced Services – 1.6%		
Fiserv, Inc. (A)	374	38,758
Electronic Manufacturing Services – 1.0%		
IPG Photonics Corp. (A)	189	25,692
Semiconductors – 5.8%		
Infineon Technologies AG ADR	1,288	23,191
Intel Corp.	759	39,116
Micron Technology, Inc. (A)	893	38,274
QUALCOMM, Inc.	594	45,337
		145,918
Systems Software – 1.9%		
Microsoft Corp.	341	47,414
Technology Hardware, Storage & Peripherals – 1.5%		
Apple, Inc.	167	37,470
Total Information Technology – 15.2%		**380,980**
Materials		
Commodity Chemicals – 1.3%		
LyondellBasell Industries N.V., Class A	371	33,153
Specialty Chemicals – 1.9%		
PPG Industries, Inc.	405	48,003
Total Materials – 3.2%		**81,156**
TOTAL COMMON STOCKS – 64.3%		**$1,609,056**
(Cost: $1,324,615)		

ASSET-BACKED SECURITIES	Principal	
American Airlines Class AA Pass-Through Certificates, Series 2017-2, 3.350%, 10–15–29	$3,784	3,895
TOTAL ASSET-BACKED SECURITIES – 0.2%		**$ 3,895**
(Cost: $3,808)		

SCHEDULE OF INVESTMENTS IVY BALANCED FUND *(in thousands)*

CORPORATE DEBT SECURITIES	Principal	Value
Communication Services		
Cable & Satellite – 0.4%		
Comcast Corp. (GTD by Comcast Cable Communications and NBCUniversal):		
4.250%, 10–15–30	$ 2,550	$ 2,902
3.900%, 3–1–38	3,500	3,875
4.700%, 10–15–48	2,550	3,125
		9,902
Integrated Telecommunication Services – 0.3%		
AT&T, Inc., 4.125%, 2–17–26	2,850	3,079
Verizon Communications, Inc., 4.500%, 8–10–33	4,000	4,655
		7,734
Total Communication Services – 0.7%		17,636
Consumer Discretionary		
Casinos & Gaming – 0.1%		
Las Vegas Sands Corp., 3.500%, 8–18–26	2,650	2,692
Internet & Direct Marketing Retail – 0.2%		
Amazon.com, Inc., 2.800%, 8–22–24	4,000	4,162
Restaurants – 0.0%		
McDonalds Corp., 4.450%, 3–1–47	1,000	1,149
Total Consumer Discretionary – 0.3%		8,003
Consumer Staples		
Drug Retail – 0.0%		
CVS Health Corp., 4.100%, 3–25–25	1,000	1,068
Household Products – 0.1%		
Colgate-Palmolive Co., 3.700%, 8–1–47	2,500	2,907
Tobacco – 0.3%		
BAT International Finance plc, 2.750%, 6–15–20 (B)	6,400	6,419
Total Consumer Staples – 0.4%		10,394
Energy		
Oil & Gas Drilling – 0.8%		
Nabors Industries Ltd., Convertible, 0.750%, 1–15–24	30,100	19,195
Oil & Gas Equipment & Services – 0.1%		
Baker Hughes, a GE Co. LLC and Baker Hughes Co-Obligor, Inc., 3.337%, 12–15–27	3,000	3,078
Oil & Gas Storage & Transportation – 0.6%		
Colorado Interstate Gas Co., 4.150%, 8–15–26 (B)	$8,340	$ 8,763
Transcontinental Gas Pipe Line Co. LLC, 4.600%, 3–15–48	2,000	2,216
Williams Partners L.P., 3.600%, 3–15–22	5,000	5,136
		16,115
Total Energy – 1.5%		38,388
Financials		
Asset Management & Custody Banks – 0.2%		
Ares Capital Corp., 4.250%, 3–1–25	5,225	5,382
Consumer Finance – 0.2%		
General Motors Financial Co., Inc. (GTD by AmeriCredit Financial Services, Inc.):		
3.450%, 4–10–22	1,500	1,525
3.700%, 5–9–23	1,850	1,894
Hyundai Capital America, 2.550%, 4–3–20 (B)	2,500	2,499
		5,918
Diversified Banks – 0.5%		
HSBC Holdings plc, 3.400%, 3–8–21	5,000	5,077
ING Bank N.V., 2.500%, 10–1–19 (B)	2,500	2,500
Sumitomo Mitsui Banking Corp., 2.450%, 1–16–20	2,000	2,001
U.S. Bancorp, 3.100%, 4–27–26	4,400	4,570
		14,148
Investment Banking & Brokerage – 0.5%		
Credit Suisse Group Funding (Guernsey) Ltd., 2.750%, 3–26–20	4,500	4,512
Goldman Sachs Group, Inc. (The), 2.905%, 7–24–23	6,000	6,084
Goldman Sachs Group, Inc. (The) (3-Month U.S. LIBOR plus 388.4 bps), 6.607%, 12–29–49 (C)	1,681	1,687
		12,283
Life & Health Insurance – 0.4%		
Northwestern Mutual Life Insurance Co. (The), 3.850%, 9–30–47 (B)	5,000	5,340
Sumitomo Life Insurance Co., 4.000%, 9–14–77 (B)(D)	5,000	5,194
		10,534
Multi-Line Insurance – 0.3%		
Aon plc (GTD by Aon Corp.), 2.800%, 3–15–21	7,000	7,052
Other Diversified Financial Services – 0.9%		
Citigroup, Inc.:		
5.950%, 12–29–49	$2,850	$ 2,910
6.250%, 12–29–49	7,250	8,075
JPMorgan Chase & Co., 5.300%, 11–1–65	2,750	2,777
JPMorgan Chase & Co. (3-Month U.S. LIBOR plus 332 bps), 5.639%, 1–1–63 (C)	7,700	7,700
JPMorgan Chase & Co. (3-Month U.S. LIBOR plus 347 bps), 5.736%, 4–29–49 (C)	2,715	2,728
		24,190
Property & Casualty Insurance – 0.2%		
Berkshire Hathaway Finance Corp. (GTD by Berkshire Hathaway, Inc.), 2.200%, 3–15–21	3,800	3,820
Regional Banks – 0.5%		
PNC Bank N.A., 3.250%, 6–1–25	5,000	5,236
SunTrust Banks, Inc., 5.625%, 12–29–49	7,600	7,600
		12,836
Total Financials – 3.7%		96,163
Health Care		
Biotechnology – 0.3%		
Amgen, Inc., 2.125%, 5–1–20	7,000	6,997
Health Care Equipment – 0.1%		
Zimmer Holdings, Inc., 2.700%, 4–1–20	3,000	3,005
Health Care Supplies – 0.3%		
Shire Acquisitions Investments Ireland Designated Activity Co., 2.875%, 9–23–23	7,000	7,141
Pharmaceuticals – 0.9%		
Celgene Corp., 3.450%, 11–15–27	4,500	4,777
Forest Laboratories, Inc., 5.000%, 12–15–21 (B)	7,500	7,879
Johnson & Johnson, 3.400%, 1–15–38	9,000	9,735
		22,391
Total Health Care – 1.6%		39,534
Industrials		
Aerospace & Defense – 0.4%		
Huntington Ingalls Industries, Inc., 3.483%, 12–1–27	4,000	4,158
Northrop Grumman Corp., 3.250%, 1–15–28	5,500	5,773
		9,931

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Airlines – 0.2%		
Southwest Airlines Co.,		
2.650%, 11–5–20	$5,525	$ 5,554
Environmental & Facilities Services – 0.3%		
Waste Management, Inc. (GTD by Waste Management Holdings, Inc.),		
3.150%, 11–15–27	6,000	6,316
Railroads – 0.1%		
Kansas City Southern de Mexico S.A. de C.V.,		
2.350%, 5–15–20	1,649	1,649
Total Industrials – 1.0%		23,450
Information Technology		
Electronic Equipment & Instruments – 0.2%		
Keysight Technologies, Inc.,		
4.600%, 4–6–27	4,500	4,953
Technology Hardware, Storage & Peripherals – 0.4%		
Apple, Inc.,		
3.200%, 5–11–27	9,000	9,546
Total Information Technology – 0.6%		14,499
Materials		
Diversified Metals & Mining – 0.1%		
Anglo American plc,		
4.125%, 4–15–21 (B)	3,500	3,570
Specialty Chemicals – 0.2%		
Ecolab, Inc.,		
3.250%, 12–1–27	3,000	3,200
Total Materials – 0.3%		6,770
Real Estate		
Specialized REITs – 0.7%		
American Tower Corp.,		
2.250%, 1–15–22	8,000	8,009
American Tower Trust I,		
3.652%, 3–23–28 (B)	2,000	2,151
Crown Castle International Corp.:		
5.250%, 1–15–23	2,217	2,419
3.100%, 11–15–29	5,400	5,451
		18,030
Total Real Estate – 0.7%		18,030
Utilities		
Electric Utilities – 0.6%		
Duke Energy Corp.,		
3.150%, 8–15–27	2,500	2,598
Entergy Texas, Inc.,		
2.550%, 6–1–21	3,900	3,894
Exelon Corp.,		
2.450%, 4–15–21	4,300	4,318

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Electric Utilities (Continued)		
Kansas City Power & Light Co.,		
4.200%, 3–15–48	$ 1,000	$ 1,172
Southern California Edison Co.,		
4.125%, 3–1–48	2,000	2,175
		14,157
Multi-Utilities – 0.1%		
Berkshire Hathaway Energy Co.:		
3.250%, 4–15–28	1,000	1,054
3.800%, 7–15–48	2,000	2,169
		3,223
Total Utilities – 0.7%		17,380
TOTAL CORPORATE DEBT SECURITIES – 11.5%		$290,247

(Cost: $286,832)

LOANS (C)	Principal	Value
Industrials		
Industrial Machinery – 0.4%		
Dynacast International LLC (ICE LIBOR plus 850 bps),		
10.604%, 1–30–23 (E)	10,981	10,597
Total Industrials – 0.4%		10,597
TOTAL LOANS – 0.4%		$ 10,597

(Cost: $10,852)

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS	Principal	Value
Mortgage-Backed Obligations – 1.2%		
Federal Home Loan Mortgage Corp. Agency REMIC/CMO,		
3.000%, 6–15–45	8,560	8,937
Federal Home Loan Mortgage Corp. Fixed Rate Participation Certificates:		
6.500%, 12–1–31	19	22
6.500%, 1–1–32	22	25
Federal National Mortgage Association Agency REMIC/CMO:		
3.500%, 6–25–29	5,475	5,830
3.000%, 10–25–46	8,921	9,272
Federal National Mortgage Association Fixed Rate Pass-Through Certificates:		
6.500%, 10–1–28	24	26
6.500%, 2–1–29	3	4
7.000%, 11–1–31	31	35
6.500%, 2–1–32	21	24
7.000%, 2–1–32	35	40
7.000%, 3–1–32	14	17
7.000%, 7–1–32	22	25
6.500%, 9–1–32	17	19
5.500%, 5–1–33	13	15

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal	Value
Mortgage-Backed Obligations (Continued)		
5.500%, 6–1–33	$ 12	$ 14
4.500%, 11–1–43	5,298	5,819
Government National Mortgage Association Fixed Rate Pass-Through Certificates,		
6.500%, 8–15–28	8	9
		30,133
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 1.2%		$ 30,133

(Cost: $30,170)

UNITED STATES GOVERNMENT OBLIGATIONS	Principal	Value
Treasury Inflation Protected Obligations – 4.9%		
U.S. Treasury Notes:		
0.125%, 7–15–26	43,350	43,286
2.125%, 2–15–40	38,461	51,182
1.000%, 2–15–46	25,880	28,863
		123,331
Treasury Obligations – 17.0%		
U.S. Treasury Bonds:		
2.250%, 11–15–25	5,000	5,186
3.875%, 8–15–40	2,425	3,208
3.750%, 8–15–41	1,750	2,282
2.750%, 11–15–47	8,000	9,068
3.000%, 2–15–48	4,500	5,347
3.000%, 8–15–48	34,572	41,146
3.000%, 2–15–49	16,600	19,809
U.S. Treasury Notes:		
2.875%, 10–31–20	8,205	8,297
2.750%, 11–30–20	9,500	9,602
2.500%, 12–31–20	1,000	1,009
2.250%, 2–15–21	7,513	7,562
2.875%, 10–15–21	64,855	66,438
2.875%, 11–15–21	5,250	5,383
1.875%, 4–30–22	13,800	13,893
2.000%, 7–31–22	8,480	8,579
1.875%, 10–31–22	3,500	3,531
2.000%, 10–31–22	6,520	6,601
2.125%, 12–31–22	16,600	16,885
2.000%, 2–15–23	40,000	40,550
2.875%, 10–31–23	4,750	4,994
2.750%, 11–15–23	1,500	1,570
1.750%, 6–30–24	6,900	6,960
2.375%, 8–15–24	21,000	21,788
2.125%, 9–30–24	7,400	7,596
2.250%, 12–31–24	1,875	1,938
2.500%, 1–31–25	11,750	12,303
2.875%, 4–30–25	1,500	1,602
2.875%, 5–31–25	8,300	8,873
3.000%, 9–30–25	5,875	6,341
2.625%, 12–31–25	15,000	15,899
1.500%, 8–15–26	6,500	6,448
2.000%, 11–15–26	1,000	1,026
2.250%, 2–15–27	10,000	10,433
2.375%, 5–15–27	4,375	4,610
2.250%, 8–15–27	2,000	2,091
2.875%, 5–15–28	5,500	6,038

SCHEDULE OF INVESTMENTS IVY BALANCED FUND *(in thousands)*

SEPTEMBER 30, 2019 (UNAUDITED)

UNITED STATES GOVERNMENT OBLIGATIONS (Continued)	Principal	Value
Treasury Obligations (Continued)		
3.125%, 11–15–28	$19,000	$ 21,336
1.625%, 8–15–29	10,500	10,454
		426,676
TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 21.9%		$550,007
(Cost: $516,342)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (F) – 0.4%		
International Paper Co., 2.202%, 10–8–19	5,000	4,997
J.M. Smucker Co. (The), 2.152%, 10–7–19	5,000	4,998
		9,995
Master Note – 0.0%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 2.170%, 10–7–19 (G)	$ 1,194	$ 1,194
Money Market Funds – 0.1%		
Dreyfus Institutional Preferred Government Money Market Fund – Institutional Shares, 1.900%, (H)(I)	2,140	2,140
TOTAL SHORT-TERM SECURITIES – 0.5%		$13,329
(Cost: $13,330)		

	Value
TOTAL INVESTMENT SECURITIES – 100.0%	$2,507,264
(Cost: $2,185,949)	
LIABILITIES, NET OF CASH AND OTHER ASSETS – 0.0%	(498)
NET ASSETS – 100.0%	$2,506,766

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Securities were purchased pursuant to an exemption from registration available under Rule 144A under the Securities Act of 1933 and may only be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2019 the total value of these securities amounted to $44,315 or 1.8% of net assets.

(C)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2019. Description of the reference rate and spread, if applicable, are included in the security description.

(D)All or a portion of securities with an aggregate value of $2,078 are on loan.

(E)Securities whose value was determined using significant unobservable inputs.

(F)Rate shown is the yield to maturity at September 30, 2019.

(G)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2019. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

(H)Investment made with cash collateral received from securities on loan.

(I)Rate shown is the annualized 7-day yield at September 30, 2019.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2019. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$1,609,056	$ —	$ —
Asset-Backed Securities	—	3,895	—
Corporate Debt Securities	—	290,247	—
Loans	—	—	10,597
United States Government Agency Obligations	—	30,133	—
United States Government Obligations	—	550,007	—
Short-Term Securities	2,140	11,189	—
Total	$ 1,611,196	$ 885,471	$10,597

During the period ended September 30, 2019, there were no transfers in or out of Level 3.

SEPTEMBER 30, 2019 (UNAUDITED)

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
CMO = Collateralized Mortgage Obligation
GTD = Guaranteed
ICE = Intercontinental Exchange
LIBOR = London Interbank Offered Rate
REIT = Real Estate Investment Trust
REMIC = Real Estate Mortgage Investment Conduit

See Accompanying Notes to Financial Statements.

PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF SEPTEMBER 30, 2019 (UNAUDITED)

Asset Allocation

Stocks	97.1%
Energy	91.0%
Information Technology	3.7%
Industrials	2.4%
Liabilities (Net of Cash and Other Assets), and Cash Equivalents+	2.9%

Country Weightings

North America	91.2%
United States	87.8%
Other North America	3.4%
Europe	5.9%
Liabilities (Net of Cash and Other Assets), and Cash Equivalents+	2.9%

Top 10 Equity Holdings

Company	Country	Sector	Industry
Phillips 66	United States	Energy	Oil & Gas Refining & Marketing
Valero Energy Corp.	United States	Energy	Oil & Gas Refining & Marketing
Marathon Petroleum Corp.	United States	Energy	Oil & Gas Refining & Marketing
Concho Resources, Inc.	United States	Energy	Oil & Gas Exploration & Production
Pioneer Natural Resources Co.	United States	Energy	Oil & Gas Exploration & Production
Diamondback Energy, Inc.	United States	Energy	Oil & Gas Exploration & Production
Wright Express Corp.	United States	Information Technology	Data Processing & Outsourced Services
Continental Resources, Inc.	United States	Energy	Oil & Gas Exploration & Production
Dril-Quip, Inc.	United States	Energy	Oil & Gas Equipment & Services
Parsley Energy, Inc., Class A	United States	Energy	Oil & Gas Exploration & Production

See your advisor or www.ivyinvestments.com for more information on the Fund's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

SCHEDULE OF INVESTMENTS IVY ENERGY FUND *(in thousands)*

SEPTEMBER 30, 2019 (UNAUDITED)

COMMON STOCKS	Shares	Value
Energy		
Integrated Oil & Gas – 5.0%		
Chevron Corp.	50	$ 5,947
Suncor Energy, Inc.	210	6,645
		12,592
Oil & Gas Drilling – 3.6%		
Patterson-UTI Energy, Inc.	560	4,789
Transocean, Inc. (A)	941	4,206
		8,995
Oil & Gas Equipment & Services – 26.4%		
Baker Hughes, Inc.	288	6,678
C&J Energy Services, Inc. (A)	279	2,998
Cactus, Inc., Class A (A)	286	8,270
Core Laboratories N.V.	74	3,451
Dril-Quip, Inc. (A)	176	8,814
Frank's International N.V. (A)	574	2,725
Halliburton Co.	307	5,781
Helix Energy Solutions Group, Inc. (A)	600	4,839
Liberty Oilfield Services, Inc., Class A (B)	231	2,497
National Oilwell Varco, Inc.	114	2,413
ProPetro Holding Corp. (A)	356	3,235
Schlumberger Ltd.	218	7,440
TechnipFMC plc (A)	295	7,113
		66,254
Oil & Gas Exploration & Production – 34.6%		
Canadian Natural Resources Ltd.	78	2,069
Centennial Resource Development, Inc., Class A (A)	307	1,386
Concho Resources, Inc.	151	10,274
ConocoPhillips	35	2,011
Continental Resources, Inc.	295	9,091

COMMON STOCKS (Continued)	Shares	Value
Oil & Gas Exploration & Production (Continued)		
Diamondback Energy, Inc.	111	$ 9,962
EOG Resources, Inc.	112	8,306
Kosmos Energy Ltd.	195	1,214
Marathon Oil Corp.	559	6,861
Oasis Petroleum LLC (A)	870	3,011
Parsley Energy, Inc., Class A	509	8,554
Pioneer Natural Resources Co.	81	10,240
Viper Energy Partners L.P.	192	5,304
WPX Energy, Inc. (A)	807	8,542
		86,825
Oil & Gas Refining & Marketing – 15.7%		
Marathon Petroleum Corp.	174	10,598
PBF Energy, Inc., Class A	204	5,535
Phillips 66	118	12,055
Valero Energy Corp.	133	11,316
		39,504
Oil & Gas Storage & Transportation – 5.7%		
Energy Transfer L.P.	160	2,093
Enterprise Products Partners L.P.	218	6,238
MPLX L.P.	57	1,596
Rattler Midstream L.P. (A)	249	4,445
		14,372
Total Energy – 91.0%		228,542
Industrials		
Industrial Machinery – 2.4%		
Apergy Corp. (A)	221	5,977
Total Industrials – 2.4%		5,977

COMMON STOCKS (Continued)	Shares	Value
Information Technology		
Data Processing & Outsourced Services – 3.7%		
Wright Express Corp. (A)	46	$ 9,353
Total Information Technology – 3.7%		9,353
TOTAL COMMON STOCKS – 97.1%		$243,872
(Cost: $258,716)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper (C) – 2.0%		
Wisconsin Electric Power Co., 2.100%, 10–1–19	$5,000	5,000
Master Note – 0.9%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 2.170%, 10–7–19 (D)	2,310	2,310
Money Market Funds – 0.9%		
Dreyfus Institutional Preferred Government Money Market Fund – Institutional Shares, 1.900%, (E)(F)	2,334	2,334
TOTAL SHORT-TERM SECURITIES – 3.8%		$ 9,644
(Cost: $9,644)		
TOTAL INVESTMENT SECURITIES – 100.9%		$253,516
(Cost: $268,360)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.9)%		(2,252)
NET ASSETS – 100.0%		$251,264

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)All or a portion of securities with an aggregate value of $2,251 are on loan.

(C)Rate shown is the yield to maturity at September 30, 2019.

(D)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2019. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

(E)Investment made with cash collateral received from securities on loan.

(F)Rate shown is the annualized 7-day yield at September 30, 2019.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2019. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$243,872	$ —	$ —
Short-Term Securities	2,334	7,310	—
Total	$246,206	$7,310	$ —

The following acronym is used throughout this schedule:

LIBOR = London Interbank Offered Rate

Country Diversification

(as a % of net assets)

United States	87.8%
Canada	3.4%
United Kingdom	2.8%
Switzerland	1.7%
Netherlands	1.4%
Other+	2.9%

+Includes liabilities (net of cash and other assets), and cash equivalents

See Accompanying Notes to Financial Statements.

ALL DATA IS AS OF SEPTEMBER 30, 2019 (UNAUDITED)

Asset Allocation

Stocks	99.4%
Real Estate	97.2%
Communication Services	1.6%
Materials	0.6%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	0.6%

Country Weightings

North America	55.7%
United States	54.2%
Other North America	1.5%
Pacific Basin	25.1%
Japan	13.2%
Hong Kong	9.4%
Other Pacific Basin	2.5%
Europe	18.6%
United Kingdom	6.2%
Germany	4.8%
Other Europe	7.6%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	0.6%

Top 10 Equity Holdings

Company	Country	Sector	Industry
AvalonBay Communities, Inc.	United States	Real Estate	Residential REITs
Swire Properties Ltd.	Hong Kong	Real Estate	Real Estate Operating Companies
Vonovia SE	Germany	Real Estate	Real Estate Operating Companies
Sun Hung Kai Properties Ltd.	Hong Kong	Real Estate	Diversified Real Estate Activities
Welltower, Inc.	United States	Real Estate	Health Care REITs
Mitsui Fudosan Co. Ltd.	Japan	Real Estate	Diversified Real Estate Activities
Equity Residential	United States	Real Estate	Residential REITs
Simon Property Group, Inc.	United States	Real Estate	Retail REITs
Public Storage, Inc.	United States	Real Estate	Specialized REITs
Mitsubishi Estate Co. Ltd.	Japan	Real Estate	Diversified Real Estate Activities

See your advisor or www.ivyinvestments.com for more information on the Fund's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

SCHEDULE OF INVESTMENTS IVY LASALLE GLOBAL REAL ESTATE FUND *(in thousands)*

SEPTEMBER 30, 2019 (UNAUDITED)

COMMON STOCKS	Shares	Value
Australia		
Real Estate – 1.7%		
Dexus	115	$ 925
GPT Group	175	728
Scentre Group	329	874
		2,527
Total Australia – 1.7%		$ 2,527
Belgium		
Real Estate – 0.6%		
Shurgard Self Storage Europe S.a.r.l.	27	866
Total Belgium – 0.6%		$ 866
Canada		
Real Estate – 1.5%		
Boardwalk	8	270
Canadian Apartment Properties REIT	12	490
Chartwell Retirement Residences	26	294
Cominar Real Estate Investment Trust	42	416
First Capital Realty, Inc.	29	486
H&R Real Estate Investment Trust	21	360
		2,316
Total Canada – 1.5%		$ 2,316
France		
Real Estate – 3.2%		
Gecina	18	2,815
Unibail-Rodamco-Westfield	12	1,756
		4,571
Total France – 3.2%		$ 4,571
Germany		
Real Estate – 4.8%		
Deutsche Wohnen AG	51	1,844
Vonovia SE	98	4,979
		6,823
Total Germany – 4.8%		$ 6,823
Hong Kong		
Real Estate – 9.4%		
Henderson Land Development Co. Ltd.	209	974
New World Development Co. Ltd.	1,792	2,327
Sun Hung Kai Properties Ltd.	323	4,640
Swire Properties Ltd.	1,778	5,580
		13,521
Total Hong Kong – 9.4%		$13,521

COMMON STOCKS (Continued)	Shares	Value
Ireland		
Real Estate – 1.0%		
Hibernia REIT plc	496	$ 795
Irish Residential Properties REIT plc	267	500
		1,295
Total Ireland – 1.0%		$ 1,295
Japan		
Real Estate – 13.2%		
Daibiru Corp.	130	1,334
Global One Corp.	1	1,010
Heiwa Real Estate Co. Ltd.	51	1,152
Ichigo Hotel Investment Corp.	—*	361
ITOCHU Advance Logistics Investment Corp.	—*	511
Japan Excellent, Inc.	—*	668
Japan Real Estate Investment Corp.	—*	1,435
Keihanshin Building Co. Ltd.	50	604
Kenedix Office Investment Corp.	—*	1,217
Mitsubishi Estate Co. Ltd.	186	3,594
Mitsui Fudosan Co. Ltd.	182	4,539
Nomura Real Estate Holdings, Inc.	34	744
ORIX JREIT, Inc.	—*	719
Sankei Real Estate, Inc.	1	622
Starts Proceed Investment Corp.	—*	573
		19,083
Total Japan – 13.2%		$19,083
Netherlands		
Real Estate – 0.5%		
NSI N.V.	15	668
Total Netherlands – 0.5%		$ 668
Norway		
Real Estate – 1.0%		
Entra ASA	94	1,467
Total Norway – 1.0%		$ 1,467
Singapore		
Real Estate – 0.8%		
CapitaLand Ltd.	476	1,216
Total Singapore – 0.8%		$ 1,216
Spain		
Real Estate – 1.3%		
Lar Espana Real Estate Socimi S.A.	26	216
Merlin Properties Socimi S.A.	116	1,616
		1,832
Total Spain – 1.3%		$ 1,832

COMMON STOCKS (Continued)	Shares	Value
United Kingdom		
Real Estate – 6.2%		
Big Yellow Group plc	55	$ 696
British Land Co. plc (The)	73	529
Derwent London plc	22	923
Grainger plc	357	1,079
Great Portland Estates plc	173	1,599
Land Securities Group plc	183	1,932
RDI REIT plc	62	83
SEGRO plc	200	1,997
		8,838
Total United Kingdom – 6.2%		$ 8,838
United States		
Communication Services – 1.6%		
SBA Communications Corp.	10	2,293
Materials – 0.6%		
Weyerhaeuser Co.	29	814
Real Estate – 52.0%		
Agree Realty Corp.	14	1,039
Alexandria Real Estate Equities, Inc.	16	2,474
American Campus Communities, Inc.	56	2,716
AvalonBay Communities, Inc.	28	6,103
Boston Properties, Inc.	23	2,919
CoreCivic, Inc.	51	886
Crown Castle International Corp.	5	657
CubeSmart	80	2,806
Digital Realty Trust, Inc.	16	2,066
Duke Realty Corp.	82	2,788
Equity Residential	52	4,484
Federal Realty Investment Trust	—*	61
First Industrial Realty Trust, Inc.	53	2,106
Healthcare Trust of America, Inc., Class A	87	2,548
Highwoods Properties, Inc.	34	1,535
Invitation Homes, Inc.	105	3,123
Macerich Co. (The)	32	1,006
National Health Investors, Inc.	17	1,395
National Retail Properties, Inc.	28	1,569
Park Hotels & Resorts, Inc.	42	1,058
Pebblebrook Hotel Trust	52	1,453
ProLogis, Inc.	25	2,126
Public Storage, Inc.	17	4,159
Realty Income Corp.	12	911
Regency Centers Corp.	41	2,828
Simon Property Group, Inc.	28	4,333
SL Green Realty Corp.	27	2,202
Sunstone Hotel Investors, Inc.	96	1,315
Taubman Centers, Inc.	35	1,433
VICI Properties, Inc.	103	2,339
Vornado Realty Trust	41	2,641
Weingarten Realty Investors	48	1,392
Welltower, Inc.	50	4,576
		75,047
Total United States – 54.2%		$ 78,154
TOTAL COMMON STOCKS – 99.4%		$143,177
(Cost: $130,065)		

SCHEDULE OF INVESTMENTS IVY LASALLE GLOBAL REAL ESTATE FUND *(in thousands)*

SEPTEMBER 30, 2019 (UNAUDITED)

SHORT-TERM SECURITIES	Principal	Value
Master Note – 0.1%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps) 2.170%, 10–7–19 (A)	$212	$ 212
TOTAL SHORT-TERM SECURITIES – 0.1%		$ 212
(Cost: $212)		
TOTAL INVESTMENT SECURITIES – 99.5%		$143,389
(Cost: $130,277)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.5%		657
NET ASSETS – 100.0%		$144,046

Notes to Schedule of Investments

*Not shown due to rounding.

(A)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2019. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2019. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Communication Services	$ 2,293	$ —	$ —
Materials	814	—	—
Real Estate	86,194	53,876	—
Total Common Stocks	$89,301	$53,876	$ —
Short-Term Securities	—	212	—
Total	$89,301	$54,088	$ —

The following acronyms are used throughout this schedule:

LIBOR = London Interbank Offered Rate
REIT = Real Estate Investment Trusts

Market Sector Diversification

(as a % of net assets)	
Real Estate	97.2%
Communication Services	1.6%
Materials	0.6%
Other+	0.6%

+Includes cash and other assets (net of liabilities), and cash equivalents

See Accompanying Notes to Financial Statements.

PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF SEPTEMBER 30, 2019 (UNAUDITED)

Asset Allocation

Stocks	98.0%
Energy	62.8%
Materials	28.3%
Industrials	6.9%
Liabilities (Net of Cash and Other Assets), and Cash Equivalents+	2.0%

Country Weightings

North America	77.5%
United States	68.0%
Canada	9.5%
Europe	15.6%
United Kingdom	7.4%
Netherlands	4.0%
Other Europe	4.2%
Pacific Basin	3.4%
Other	1.5%
Liabilities (Net of Cash and Other Assets), and Cash Equivalents+	2.0%

Top 10 Equity Holdings

Company	Country	Sector	Industry
Chevron Corp.	United States	Energy	Integrated Oil & Gas
Phillips 66	United States	Energy	Oil & Gas Refining & Marketing
Marathon Petroleum Corp.	United States	Energy	Oil & Gas Refining & Marketing
Valero Energy Corp.	United States	Energy	Oil & Gas Refining & Marketing
EOG Resources, Inc.	United States	Energy	Oil & Gas Exploration & Production
BHP Group plc	Australia	Materials	Diversified Metals & Mining
Enterprise Products Partners L.P.	United States	Energy	Oil & Gas Storage & Transportation
Diamondback Energy, Inc.	United States	Energy	Oil & Gas Exploration & Production
BP plc	United Kingdom	Energy	Integrated Oil & Gas
Rio Tinto plc	United Kingdom	Materials	Diversified Metals & Mining

See your advisor or www.ivyinvestments.com for more information on the Fund's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

SCHEDULE OF INVESTMENTS IVY NATURAL RESOURCES FUND *(in thousands)*

SEPTEMBER 30, 2019 (UNAUDITED)

COMMON STOCKS	Shares	Value
Australia		
Materials – 3.4%		
BHP Group plc	507	$10,830
Total Australia – 3.4%		$10,830
Canada		
Industrials – 3.0%		
Canadian Pacific Railway Ltd.	43	9,466
Materials – 6.5%		
Barrick Gold Corp.	546	9,458
Nutrien Ltd.	161	8,051
West Fraser Timber Co. Ltd.	80	3,204
		20,713
Total Canada – 9.5%		$30,179
France		
Energy – 2.6%		
Total S.A. ADR	158	8,239
Total France – 2.6%		$ 8,239
Hong Kong		
Materials – 0.0%		
China Metal Recycling (Holdings) Ltd. (A)(B)	30,000	—*
Total Hong Kong – 0.0%		$ —*
Netherlands		
Energy – 4.0%		
Core Laboratories N.V.	91	4,263
Royal Dutch Shell plc, Class A	279	8,184
		12,447
Total Netherlands – 4.0%		$12,447
Portugal		
Energy – 1.6%		
Galp Energia SGPS S.A., Class B	350	5,266
Total Portugal – 1.6%		$ 5,266

COMMON STOCKS (Continued)	Shares	Value
South Africa		
Materials – 1.5%		
Mondi plc	244	$ 4,669
Total South Africa – 1.5%		$ 4,669
United Kingdom		
Energy – 3.2%		
BP plc	1,584	10,029
Materials – 4.2%		
Croda International plc	53	3,178
Rio Tinto plc	193	10,023
		13,201
Total United Kingdom – 7.4%		$23,230
United States		
Energy – 51.4%		
Cabot Oil & Gas Corp.	284	4,995
Centennial Resource Development, Inc., Class A (A)	515	2,327
Chevron Corp.	158	18,721
Cimarex Energy Co.	100	4,783
Concho Resources, Inc.	126	8,550
ConocoPhillips	128	7,319
Continental Resources, Inc.	117	3,596
Diamondback Energy, Inc.	113	10,119
Enterprise Products Partners L.P.	364	10,410
EOG Resources, Inc.	148	11,014
Halliburton Co.	422	7,948
Magellan Midstream Partners L.P.	134	8,887
Marathon Petroleum Corp.	226	13,717
Noble Energy, Inc.	243	5,464
ONEOK, Inc.	67	4,939
Parsley Energy, Inc., Class A	284	4,765
Phillips 66	153	15,623
Valero Energy Corp.	150	12,792
WPX Energy, Inc. (A)	642	6,804
		162,773
Industrials – 3.9%		
Deere & Co.	16	2,623
Union Pacific Corp.	60	9,703
		12,326

COMMON STOCKS (Continued)	Shares	Value
Materials – 12.7%		
Air Products and Chemicals, Inc.	22	$ 4,989
Albemarle Corp. (C)	24	1,682
Avery Dennison Corp.	20	2,313
Corteva, Inc.	68	1,917
DuPont De Nemours, Inc.	46	3,314
FMC Corp.	22	1,898
Huntsman Corp.	82	1,913
Packaging Corp. of America	50	5,337
PPG Industries, Inc.	57	6,767
Sherwin-Williams Co. (The)	10	5,526
Southern Copper Corp.	129	4,392
		40,048
Total United States – 68.0%		$ 215,147
TOTAL COMMON STOCKS – 98.0%		$310,007
(Cost: $351,944)		

SHORT-TERM SECURITIES	Principal	
Master Note – 1.8%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps) 2.170%, 10–7–19 (D)	$5,800	5,800
Money Market Funds – 0.5%		
Dreyfus Institutional Preferred Government Money Market Fund – Institutional Shares 1.900%, (E)(F)	1,518	1,518
TOTAL SHORT-TERM SECURITIES – 2.3%		$ 7,318
(Cost: $7,318)		
TOTAL INVESTMENT SECURITIES – 100.3%		$317,325
(Cost: $359,262)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.3)%		(822)
NET ASSETS – 100.0%		$316,503

Notes to Schedule of Investments

*Not shown due to rounding.

(A)No dividends were paid during the preceding 12 months.

(B)Securities whose value was determined using significant unobservable inputs.

(C)All or a portion of securities with an aggregate value of $1,483 are on loan.

(D)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2019. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

(E)Rate shown is the annualized 7-day yield at September 30, 2019.

(F)Investment made with cash collateral received from securities on loan.

SCHEDULE OF INVESTMENTS IVY NATURAL RESOURCES FUND *(in thousands)*

SEPTEMBER 30, 2019 (UNAUDITED)

The following forward foreign currency contracts were outstanding at September 30, 2019:

	Currency to be Delivered		Currency to be Received	Settlement Date	Counterparty	Unrealized Appreciation	Unrealized Depreciation
Euro	19,386	U.S. Dollar	21,948	10–4–19	Morgan Stanley International	$ 816	$ —
British Pound	32,127	U.S. Dollar	40,780	10–4–19	UBS AG	1,274	—
Canadian Dollar	4,369	U.S. Dollar	3,332	10–4–19	UBS AG	34	—
						$2,124	$ —

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2019. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Energy	$ 175,275	$23,479	$ —
Industrials	21,792	—	—
Materials	60,761	28,700	—*
Total Common Stocks	$257,828	$ 52,179	$ —*
Short-Term Securities	1,518	5,800	—
Total	$259,346	$57,979	$ —*
Forward Foreign Currency Contracts	$ —	$ 2,124	$ —

During the period ended September 30, 2019, there were no transfers in or out of Level 3.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
LIBOR = London Interbank Offered Rate

Market Sector Diversification

(as a % of net assets)	
Energy	62.8%
Materials	28.3%
Industrials	6.9%
Other+	2.0%

+Includes liabilities (net of cash and other assets), and cash equivalents

See Accompanying Notes to Financial Statements.

ALL DATA IS AS OF SEPTEMBER 30, 2019 (UNAUDITED)

Asset Allocation

Stocks	97.7%
Information Technology	60.8%
Health Care	14.1%
Communication Services	13.6%
Consumer Discretionary	6.7%
Real Estate	1.6%
Industrials	0.5%
Materials	0.4%
Warrants	0.0%
Bonds	0.1%
Corporate Debt Securities	0.1%
Liabilities (Net of Cash and Other Assets), and Cash Equivalents+	2.2%

Country Weightings

North America	80.5%
United States	80.5%
Pacific Basin	11.4%
India	5.1%
China	4.1%
Other Pacific Basin	2.2%
Europe	5.8%
Other	0.1%
Liabilities (Net of Cash and Other Assets), and Cash Equivalents+	2.2%

Top 10 Equity Holdings

Company	Country	Sector	Industry
Microsoft Corp.	United States	Information Technology	Systems Software
Apple, Inc.	United States	Information Technology	Technology Hardware, Storage & Peripherals
Euronet Worldwide, Inc.	United States	Information Technology	Data Processing & Outsourced Services
Aspen Technology, Inc.	United States	Information Technology	Application Software
WNS (Holdings) Ltd. ADR	India	Information Technology	Data Processing & Outsourced Services
Facebook, Inc., Class A	United States	Communication Services	Interactive Media & Services
Vertex Pharmaceuticals, Inc.	United States	Health Care	Biotechnology
Universal Display Corp.	United States	Information Technology	Semiconductors
Micron Technology, Inc.	United States	Information Technology	Semiconductors
ACI Worldwide, Inc.	United States	Information Technology	Application Software

See your advisor or www.ivyinvestments.com for more information on the Fund's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

SCHEDULE OF INVESTMENTS IVY SCIENCE AND TECHNOLOGY FUND *(in thousands)*

SEPTEMBER 30, 2019 (UNAUDITED)

COMMON STOCKS	Shares	Value
Communication Services		
Interactive Home Entertainment – 2.5%		
Electronic Arts, Inc. (A)	833	$ 81,455
Take-Two Interactive Software, Inc. (A)	808	101,262
		182,717
Interactive Media & Services – 11.1%		
Alphabet, Inc., Class A (A)	165	200,878
Alphabet, Inc., Class C (A)	217	265,085
Facebook, Inc., Class A (A)	1,982	352,943
		818,906
Total Communication Services – 13.6%		1,001,623
Consumer Discretionary		
Internet & Direct Marketing Retail – 6.7%		
Alibaba Group Holding Ltd. ADR (A)	1,818	304,024
Amazon.com, Inc. (A)	82	141,650
Booking Holdings, Inc. (A)	25	49,262
		494,936
Total Consumer Discretionary – 6.7%		494,936
Health Care		
Biotechnology – 9.8%		
CRISPR Therapeutics AG (A)(B)	961	39,380
Evogene Ltd. (A)(C)	2,620	4,140
Ionis Pharmaceuticals, Inc. (A)	2,918	174,837
Moderna, Inc. (A)(B)	1,589	25,304
Sage Therapeutics, Inc. (A)(B)	424	59,511
Sarepta Therapeutics, Inc. (A)	887	66,831
Vertex Pharmaceuticals, Inc. (A)	2,051	347,446
		717,449
Health Care Services – 0.6%		
Teladoc Health, Inc. (A)(B)	643	43,524
Health Care Technology – 3.7%		
Cerner Corp.	4,014	273,641
Total Health Care – 14.1%		1,034,614
Industrials		
Trucking – 0.5%		
Lyft, Inc., Class A (A)	809	33,049
Total Industrials – 0.5%		33,049
Information Technology		
Application Software – 9.6%		
ACI Worldwide, Inc. (A)(C)	10,035	314,344
Aspen Technology, Inc. (A)	3,163	389,325
		703,669
Data Processing & Outsourced Services – 11.9%		
Euronet Worldwide, Inc. (A)(C)	2,733	399,850
Fiserv, Inc. (A)	982	101,705

COMMON STOCKS (Continued)	Shares	Value
Data Processing & Outsourced Services (Continued)		
WNS (Holdings) Ltd. ADR (A)(C)	6,434	$ 378,014
		879,569
Semiconductor Equipment – 2.9%		
ASML Holding N.V., NY Registry Shares	854	212,076
Semiconductors – 18.9%		
Broadcom Corp., Class A	273	75,363
Infineon Technologies AG (D)	9,649	173,362
Microchip Technology, Inc.	1,204	111,882
Micron Technology, Inc. (A)	7,570	324,381
QUALCOMM, Inc.	2,429	185,297
Semtech Corp. (A)	1,985	96,502
Taiwan Semiconductor Manufacturing Co. Ltd. ADR	1,710	79,458
Universal Display Corp.	2,051	344,394
		1,390,639
Systems Software – 10.7%		
Microsoft Corp.	5,665	787,655
Technology Hardware, Storage & Peripherals – 6.8%		
Apple, Inc.	1,859	416,450
Samsung Electronics Co. Ltd. (D)	2,035	83,315
		499,765
Total Information Technology – 60.8%		4,473,373
Materials		
Fertilizers & Agricultural Chemicals – 0.4%		
Marrone Bio Innovations, Inc. (A)(C)	23,285	32,833
Total Materials – 0.4%		32,833
Real Estate		
Specialized REITs – 1.6%		
QTS Realty Trust, Inc., Class A	2,285	117,457
Total Real Estate – 1.6%		117,457
TOTAL COMMON STOCKS – 97.7%		$7,187,885
(Cost: $3,264,790)		

WARRANTS		
Fertilizers & Agricultural Chemicals – 0.0%		
Marrone Bio Innovations, Inc., expires 12–31–20 (C)(E)(F)	3,770	603
Marrone Bio Innovations, Inc., expires 8–20–23 (C)(E)(F)	3,770	—*
		603
TOTAL WARRANTS – 0.0%		$ 603
(Cost: $—)		

CORPORATE DEBT SECURITIES	Principal	Value
Materials		
Fertilizers & Agricultural Chemicals – 0.1%		
Marrone Bio Innovations, Inc., 8.000%, 8–20–20 (C)(E)	$ 4,713	$ 4,769
Total Materials – 0.1%		4,769
TOTAL CORPORATE DEBT SECURITIES – 0.1%		$ 4,769
(Cost: $4,713)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (G) – 1.8%		
Army & Air Force Exchange Service, 1.901%, 10–4–19	8,000	7,998
Bank of New York Mellon Corp. (The), 1.900%, 10–1–19	10,000	9,999
Diageo Capital plc (GTD by Diageo plc):		
2.151%, 10–3–19	10,000	9,998
2.201%, 10–4–19	20,000	19,995
2.201%, 10–8–19	5,000	4,997
GlaxoSmithKline LLC, 2.160%, 10–18–19	10,000	9,989
International Paper Co., 2.211%, 10–7–19	10,800	10,795
J.M. Smucker Co. (The):		
2.150%, 10–1–19	4,605	4,604
2.152%, 10–7–19	5,000	4,998
Kroger Co. (The), 2.151%, 10–7–19	20,000	19,991
Malayan Banking Berhad (GTD by Wells Fargo Bank N.A.), 2.060%, 10–22–19	5,000	4,994
McCormick & Co., Inc., 2.131%, 10–4–19	5,000	4,999
UnitedHealth Group, Inc., 2.162%, 10–9–19	8,000	7,996
Wisconsin Electric Power Co., 2.100%, 10–1–19	7,000	7,000
		128,353
Master Note – 0.0%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 2.170%, 10–7–19 (H)	1,138	1,138
Money Market Funds – 0.7%		
Dreyfus Institutional Preferred Government Money Market Fund – Institutional Shares, 1.900%, (I)(J)	49,869	49,869
TOTAL SHORT-TERM SECURITIES – 2.5%		$ 179,360
(Cost: $179,370)		
TOTAL INVESTMENT SECURITIES – 100.3%		$7,372,617
(Cost: $3,448,873)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.3)%		(18,636)
NET ASSETS – 100.0%		$7,353,981

SEPTEMBER 30, 2019 (UNAUDITED)

Notes to Schedule of Investments

  *Not shown due to rounding.

(A)No dividends were paid during the preceding 12 months.

(B)All or a portion of securities with an aggregate value of $75,283 are on loan.

(C)Deemed to be an affiliate due to the Fund owning at least 5% of the voting securities.

(D)Listed on an exchange outside the United States.

(E)Restricted securities. At September 30, 2019, the Fund owned the following restricted securities:

Security	Acquisition Date(s)	Principal	Cost	Market Value
Marrone Bio Innovations, Inc., 8.000%, 08-20-20	8–20–15	$ 4,713	$4,713	$4,769
		Shares		
Marrone Bio Innovations, Inc., expires 12-31-20	2–6–18	3,770	—	603
Marrone Bio Innovations, Inc., expires 8-20-23	8–20–15	3,770	—	—*
			$4,713	$5,372

  The total value of these securities represented 0.1% of net assets at September 30, 2019.

(F)Warrants entitle the Fund to purchase a predetermined number of shares of common stock and are non-income producing. The purchase price and number of shares are subject to adjustment under certain conditions until the expiration date, if any.

(G)Rate shown is the yield to maturity at September 30, 2019.

(H)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2019. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

 (I)Investment made with cash collateral received from securities on loan.

 (J)Rate shown is the annualized 7-day yield at September 30, 2019.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2019. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Communication Services	$1,001,623	$ —	$ —
Consumer Discretionary	494,936	—	—
Health Care	1,034,614	—	—
Industrials	33,049	—	—
Information Technology	4,216,696	256,677	—
Materials	32,833	—	—
Real Estate	117,457	—	—
Total Common Stocks	$6,931,208	$256,677	$ —
Warrants	—	603	—
Corporate Debt Securities	—	4,769	—
Short-Term Securities	49,869	129,491	—
Total	$6,981,077	$391,540	$ —

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed
LIBOR = London Interbank Offered Rate
REIT = Real Estate Investment Trust

SCHEDULE OF INVESTMENTS

IVY SCIENCE AND TECHNOLOGY FUND *(in thousands)*

Country Diversification

(as a % of net assets)

United States	80.5%
India	5.1%
China	4.1%
Netherlands	2.9%
Germany	2.4%
South Korea	1.1%
Taiwan	1.1%
Other Countries	0.6%
Other+	2.2%

+Includes liabilities (net of cash and other assets), and cash equivalents

See Accompanying Notes to Financial Statements.

ALL DATA IS AS OF SEPTEMBER 30, 2019 (UNAUDITED)

Asset Allocation

Stocks	97.9%
Real Estate	97.9%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	2.1%

Top 10 Equity Holdings

Company	Sector	Industry
Equinix, Inc.	Real Estate	Specialized REITs
Digital Realty Trust, Inc.	Real Estate	Specialized REITs
AvalonBay Communities, Inc.	Real Estate	Residential REITs
Duke Realty Corp.	Real Estate	Industrial REITs
ProLogis, Inc.	Real Estate	Industrial REITs
Alexandria Real Estate Equities, Inc.	Real Estate	Office REITs
Sun Communities, Inc.	Real Estate	Residential REITs
HCP, Inc.	Real Estate	Health Care REITs
VICI Properties, Inc.	Real Estate	Specialized REITs
Welltower, Inc.	Real Estate	Health Care REITs

See your advisor or www.ivyinvestments.com for more information on the Fund's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

SCHEDULE OF INVESTMENTS IVY SECURIAN REAL ESTATE SECURITIES FUND *(in thousands)*

SEPTEMBER 30, 2019 (UNAUDITED)

COMMON STOCKS	Shares	Value
Real Estate		
Diversified REITs – 5.5%		
Liberty Property Trust	118	$ 6,047
STORE Capital Corp.	243	9,079
VEREIT, Inc.	887	8,675
		23,801
Health Care REITs – 10.4%		
HCP, Inc.	403	14,359
Healthcare Trust of America, Inc., Class A	127	3,722
Physicians Realty Trust	220	3,901
Ventas, Inc.	140	10,190
Welltower, Inc.	144	13,036
		45,208
Hotel & Resort REITs – 2.7%		
Host Hotels & Resorts, Inc.	488	8,439
Pebblebrook Hotel Trust	114	3,177
		11,616
Industrial REITs – 9.6%		
Duke Realty Corp.	541	18,364
First Industrial Realty Trust, Inc.	135	5,333
ProLogis, Inc.	214	18,274
		41,971
Office REITs – 11.5%		
Alexandria Real Estate Equities, Inc.	117	18,083
Boston Properties, Inc.	63	8,104
Cousins Properties, Inc.	37	1,377
Douglas Emmett, Inc.	180	7,718
Highwoods Properties, Inc.	166	7,465

COMMON STOCKS (Continued)	Shares	Value
Office REITs (Continued)		
Kilroy Realty Corp.	98	$ 7,622
		50,369
Residential REITs – 24.5%		
American Homes 4 Rent	414	10,713
Apartment Investment and Management Co., Class A	157	8,170
AvalonBay Communities, Inc.	86	18,613
Camden Property Trust	80	8,892
Equity Lifestyle Properties, Inc.	13	1,790
Equity Residential	135	11,686
Essex Property Trust, Inc.	36	11,915
Invitation Homes, Inc.	413	12,226
Sun Communities, Inc.	97	14,400
UDR, Inc.	180	8,731
		107,136
Retail REITs – 11.1%		
Agree Realty Corp.	101	7,359
Macerich Co. (The)	146	4,609
National Retail Properties, Inc.	37	2,064
Realty Income Corp.	87	6,656
Regency Centers Corp.	85	5,927
Simon Property Group, Inc.	71	11,125
Spirit Realty Capital, Inc.	129	6,174
Weingarten Realty Investors	156	4,533
		48,447
Specialized REITs – 22.6%		
CubeSmart	148	5,165
Digital Realty Trust, Inc.	151	19,614
Entertainment Properties Trust	62	4,765
Equinix, Inc.	44	25,240
Extra Space Storage, Inc.	62	7,278

COMMON STOCKS (Continued)	Shares	Value
Specialized REITs (Continued)		
Four Corners Property Trust, Inc.	213	$ 6,032
Public Storage, Inc.	48	11,748
QTS Realty Trust, Inc., Class A	108	5,558
VICI Properties, Inc.	591	13,382
		98,782
Total Real Estate – 97.9%		427,330
TOTAL COMMON STOCKS – 97.9%		$427,330
(Cost: $279,718)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper (A) – 1.5%		
J.M. Smucker Co. (The), 2.150%, 10-1-19	$6,645	6,645
Master Note – 0.5%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 2.170%, 10–7–19(B)	2,288	2,288
TOTAL SHORT-TERM SECURITIES – 2.0%		$ 8,933
(Cost: $8,933)		
TOTAL INVESTMENT SECURITIES – 99.9%		$436,263
(Cost: $288,651)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.1%		501
NET ASSETS – 100.0%		$436,764

Notes to Schedule of Investments

(A) Rate shown is the yield to maturity at September 30, 2019.

(B) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2019. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2019. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$427,330	$ —	$ —
Short-Term Securities	—	8,933	—
Total	$427,330	$8,933	$ —

The following acronyms are used throughout this schedule:

LIBOR = London Interbank Offered Rate
REIT = Real Estate Investment Trusts

See Accompanying Notes to Financial Statements.

AS OF SEPTEMBER 30, 2019 (UNAUDITED)

(In thousands, except per share amounts)	Ivy Asset Strategy Fund[1]	Ivy Balanced Fund	Ivy Energy Fund	Ivy LaSalle Global Real Estate Fund	Ivy Natural Resources Fund	Ivy Science and Technology Fund	Ivy Securian Real Estate Securities Fund
ASSETS							
Investments in unaffiliated securities at value+^	$ 2,714,228	$ 2,507,264	$ 253,516	$143,389	$ 317,325	$6,238,064	$436,263
Investments in affiliated securities at value+	10,055	—	—	—	—	1,134,553	—
Bullion at value+	171,650	—	—	—	—	—	—
Investments at Value	2,895,933	2,507,264	253,516	143,389	317,325	7,372,617	436,263
Cash	1,730	312	1	1	1	1	1
Cash denominated in foreign currencies at value+	—	—	—	168	1	—	—
Investment securities sold receivable	2,948	—	—	132	1,128	38,175	—
Dividends and interest receivable	16,152	6,621	166	621	428	3,624	1,746
Capital shares sold receivable	530	985	326	27	150	2,607	135
Receivable from affiliates	90	2	303	170	17	104	4
Unrealized appreciation on forward foreign currency contracts	—	—	—	—	2,124	—	—
Receivable from securities lending income – net	1	1	1	—*	—*	25	—
Prepaid and other assets	131	140	57	50	61	254	68
Total Assets	2,917,515	2,515,325	254,370	144,558	321,235	7,417,407	438,217
LIABILITIES							
Cash collateral on securities loaned at value	5,475	2,140	2,334	—	1,518	49,869	—
Investment securities purchased payable	14,279	—	—	261	1,221	—	—
Capital shares redeemed payable	5,524	5,389	562	193	1,212	11,074	1,205
Independent Trustees and Chief Compliance Officer fees payable	1,294	434	43	5	552	1,025	86
Distribution and service fees payable	25	19	2	—*	2	47	2
Shareholder servicing payable	732	454	133	24	190	1,166	116
Investment management fee payable	52	45	6	4	7	159	10
Accounting services fee payable	23	23	8	6	9	23	12
Other liabilities	91	55	18	19	21	63	22
Total Liabilities	27,495	8,559	3,106	512	4,732	63,426	1,453
Total Net Assets	$2,890,020	$2,506,766	$ 251,264	$144,046	$316,503	$7,353,981	$436,764
NET ASSETS							
Capital paid in (shares authorized – unlimited)	$ 3,162,677	$ 2,038,126	$ 481,072	$128,947	$989,605	$2,564,939	$ 265,912
Accumulated earnings gain (loss)	(272,657)	468,640	(229,808)	15,099	(673,102)	4,789,042	170,852
Total Net Assets	$2,890,020	$2,506,766	$ 251,264	$144,046	$316,503	$7,353,981	$436,764
CAPITAL SHARES OUTSTANDING:							
Class A	65,707	52,449	12,310	1,537	14,752	57,510	6,540
Class B	1,673	1,275	98	72	82	572	55
Class C	23,607	13,088	2,570	367	1,116	8,518	168
Class E	1,671	9	10	N/A	254	545	123
Class I	34,327	33,677	13,843	7,277	6,874	27,781	6,155
Class N	452	657	483	2,527	355	1,269	24
Class R	1,915	524	1,794	493	1,032	1,829	23
Class Y	6,537	899	1,299	468	1,241	5,546	3,460
NET ASSET VALUE PER SHARE:							
Class A	$21.44	$24.47	$7.65	$11.27	$12.23	$69.58	$26.32
Class B	$19.89	$24.17	$6.86	$11.19	$10.01	$55.25	$25.22
Class C	$20.08	$24.27	$7.03	$11.19	$10.09	$57.86	$25.68
Class E	$21.53	$24.61	$7.88	N/A	$12.60	$68.87	$26.32
Class I	$21.76	$24.46	$8.00	$11.31	$12.82	$77.70	$26.52
Class N	$21.82	$24.51	$8.04	$11.32	$12.89	$78.32	$26.56
Class R	$21.16	$24.42	$7.55	$11.24	$12.06	$67.19	$26.29
Class Y	$21.51	$24.47	$7.77	$11.40	$12.57	$73.88	$26.36
+COST							
Investments in unaffiliated securities at cost	$ 2,415,950	$ 2,185,949	$ 268,360	$ 130,277	$359,262	$ 3,149,490	$ 288,651
Investments in affiliated securities at cost	616,454	—	—	—	—	299,383	—
Bullion at cost	137,353	—	—	—	—	—	—
Cash denominated in foreign currencies at cost	—	—	—	169	1	—	—
^Securities loaned at value	5,346	2,078	2,251	—	1,483	75,283	—

*Not shown due to rounding.

(1)Consolidated Statement of Assets and Liabilities (See Note 5 in Notes to Financial Statements).

See Accompanying Notes to Financial Statements.

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2019 (UNAUDITED)

(In thousands)	Ivy Asset Strategy Fund[1]	Ivy Balanced Fund	Ivy Energy Fund	Ivy LaSalle Global Real Estate Fund	Ivy Natural Resources Fund	Ivy Science and Technology Fund	Ivy Securian Real Estate Securities Fund
INVESTMENT INCOME							
Dividends from unaffiliated securities	$ 28,912	$ 16,153	$ 2,320	$ 2,743	$ 5,188	$ 19,151	$ 7,348
Dividends from affiliated securities	—	—	—	—	—	2,936	—
Foreign dividend withholding tax	(2,715)	(26)	(38)	(124)	(150)	(493)	—
Interest and amortization from unaffiliated securities	27,652	15,274	60	1	64	1,972	61
Interest and amortization from affiliated securities	—	—	—	—	—	187	—
Securities lending income – net	249	18	13	—*	13	3,486	—
Total Investment Income	54,098	31,419	2,355	2,620	5,115	27,239	7,409
EXPENSES							
Investment management fee	9,809	8,477	1,314	703	1,494	30,156	1,945
Distribution and service fees:							
Class A	1,728	1,601	142	23	248	5,154	213
Class B	202	178	4	4	6	175	8
Class C	2,893	1,740	113	21	82	2,701	24
Class E	46	—*	—*	N/A	4	48	4
Class R	107	32	41	14	34	330	2
Class Y	185	30	21	6	21	552	113
Shareholder servicing:							
Class A	1,350	1,003	270	28	516	2,521	256
Class B	57	37	4	—*	10	43	4
Class C	541	233	38	3	37	377	9
Class E	100	—*	—*	N/A	17	58	9
Class I	683	724	140	81	101	1,932	155
Class N	1	2	1	2	1	10	—*
Class R	56	17	24	9	19	171	1
Class Y	128	21	19	4	16	359	70
Registration fees	75	70	56	57	60	94	62
Custodian fees	75	19	3	9	3	46	7
Independent Trustees and Chief Compliance Officer fees	249	148	17	5	86	371	22
Accounting services fee	138	138	55	35	62	138	70
Professional fees	151	38	23	29	40	50	31
Third-party valuation service fees	13	—	—*	8	1	—*	—
Other	147	93	25	9	29	226	22
Total Expenses	18,734	14,601	2,310	1,050	2,887	45,512	3,027
Less:							
Expenses in excess of limit	(90)	(3)	(303)	(170)	(16)	(104)	(220)
Total Net Expenses	18,644	14,598	2,007	880	2,871	45,408	2,807
Net Investment Income (Loss)	35,454	16,821	348	1,740	2,244	(18,169)	4,602
REALIZED AND UNREALIZED GAIN (LOSS)							
Net realized gain (loss) on:							
Investments in unaffiliated securities	104,977	54,698	(20,066)	4,683	(14,199)	297,358	22,136
Investments in affiliated securities	—	—	—	—	—	336,074	—
Written options	—	—	—	—	—	2,632	—
Swap agreements	549	—	—	—	—	—	—
Forward foreign currency contracts	—	—	—	—	2,885	—	—
Foreign currency exchange transactions	(191)	—	—	(16)	12	(342)	—
Net change in unrealized appreciation (depreciation) on:							
Investments in unaffiliated securities	(1,206)	40,284	(44,758)	(3,847)	(26,304)	363,164	7,702
Investments in affiliated securities	(3,283)	—	—	—	—	(457,499)	—
Swap agreements	1,402	—	—	—	—	—	—
Forward foreign currency contracts	—	—	—	—	1,893	—	—
Foreign currency exchange transactions	(92)	—	—	(2)	3	—	—
Net Realized and Unrealized Gain (Loss)	102,156	94,982	(64,824)	818	(35,710)	541,387	29,838
Net Increase (Decrease) in Net Assets Resulting from Operations	$137,610	$111,803	$(64,476)	$2,558	$(33,466)	$ 523,218	$34,440

*Not shown due to rounding.

(1)Consolidated Statement of Operations (See Note 5 in Notes to Financial Statements).

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Asset Strategy Fund[1]		Ivy Balanced Fund		Ivy Energy Fund	
	Six months ended 9-30-19 (Unaudited)	Year ended 3-31-19	Six months ended 9-30-19 (Unaudited)	Year ended 3-31-19	Six months ended 9-30-19 (Unaudited)	Year ended 3-31-19
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income (loss)	$ 35,454	$ 50,052	$ 16,821	$ 40,371	$ 348	$ (1,845)
Net realized gain (loss) on investments	105,335	364,644	54,698	239,149	(20,066)	(1,340)
Net change in unrealized appreciation (depreciation)	(3,179)	(335,809)	40,284	(113,392)	(44,758)	(79,858)
Net Increase (Decrease) in Net Assets Resulting from Operations	137,610	78,887	111,803	166,128	(64,476)	(83,043)
Distributions to Shareholders From Accumulated Earnings:						
(combined net investment income and net realized gains)						
Class A	(8,928)	(207,774)	(8,397)	(130,468)	—	—
Class B	(112)	(10,082)	(76)	(4,454)	—	—
Class C	(1,949)	(124,225)	(955)	(38,079)	—	—
Class E	(263)	(5,730)	(2)	(21)	—	—
Class I	(5,933)	(100,183)	(6,589)	(94,446)	—	—
Class N	(68)	(605)	(136)	(1,253)	—	—
Class R	(214)	(7,648)	(63)	(1,260)	—	—
Class Y	(952)	(26,415)	(152)	(2,579)	—	—
Total Distributions to Shareholders	(18,419)	(482,662)	(16,370)	(272,560)	—	—
Capital Share Transactions	(313,524)	172,274	(195,330)	(297,659)	(49,757)	(144,922)
Net Decrease in Net Assets	(194,333)	(231,501)	(99,897)	(404,091)	(114,233)	(227,965)
Net Assets, Beginning of Period	3,084,353	3,315,854	2,606,663	3,010,754	365,497	593,462
Net Assets, End of Period	$2,890,020	$3,084,353	$2,506,766	$2,606,663	$251,264	$ 365,497

[1]Consolidated Statements of Changes in Net Assets (See Note 5 in Notes to Financial Statements).

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy LaSalle Global Real Estate Fund		Ivy Natural Resources Fund		Ivy Science and Technology Fund	
	Six months ended 9-30-19 (Unaudited)	Year ended 3-31-19	Six months ended 9-30-19 (Unaudited)	Year ended 3-31-19	Six months ended 9-30-19 (Unaudited)	Year ended 3-31-19
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income (loss)	$ 1,740	$ 1,643	$ 2,244	$ 4,424	$ (18,169)	$ (34,050)
Net realized gain (loss) on investments	4,667	5,184	(11,302)	2,474	635,722	656,946
Net change in unrealized appreciation (depreciation)	(3,849)	10,332	(24,408)	(50,168)	(94,335)	253,367
Net Increase (Decrease) in Net Assets Resulting from Operations	2,558	17,159	(33,466)	(43,270)	523,218	876,263
Distributions to Shareholders From Accumulated Earnings:						
(combined net investment income and net realized gains)						
Class A	(223)	(501)	—	—	—	(419,052)
Class B	(8)	(15)	—	—	—	(5,267)
Class C	(44)	(66)	—	—	—	(69,462)
Class E	N/A	N/A	—	(17)	—	(3,711)
Class I	(1,117)	(2,020)	—	(585)	—	(218,071)
Class N	(401)	(1,428)	—	(34)	—	(8,356)
Class R	(62)	(72)	—	—	—	(14,059)
Class Y	(65)	(77)	—	(49)	—	(48,473)
Total Distributions to Shareholders	(1,920)	(4,179)	—	(685)	—	(786,451)
Capital Share Transactions	(10,878)	73,054	(39,349)	(110,192)	(603,071)	(352,785)
Net Increase (Decrease) in Net Assets	(10,240)	86,034	(72,815)	(154,147)	(79,853)	(262,973)
Net Assets, Beginning of Period	154,286	68,252	389,318	543,465	7,433,834	7,696,807
Net Assets, End of Period	$144,046	$154,286	$316,503	$389,318	$7,353,981	$7,433,834

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Securian Real Estate Securities Fund	
	Six months ended 9-30-19 (Unaudited)	Year ended 3-31-19
INCREASE (DECREASE) IN NET ASSETS		
Operations:		
Net investment income	$ 4,602	$ 6,577
Net realized gain on investments	22,136	25,280
Net change in unrealized appreciation	7,702	39,169
Net Increase in Net Assets Resulting from Operations	34,440	71,026
Distributions to Shareholders From Accumulated Earnings:		
(combined net investment income and net realized gains)		
Class A	(938)	(11,441)
Class B	(2)	(94)
Class C	(9)	(355)
Class E	(18)	(216)
Class I	(1,149)	(11,797)
Class N	(5)	(44)
Class R	(4)	(51)
Class Y	(559)	(6,325)
Total Distributions to Shareholders	(2,684)	(30,323)
Capital Share Transactions	(31,329)	(79,796)
Net Increase (Decrease) in Net Assets	427	(39,093)
Net Assets, Beginning of Period	436,337	475,430
Net Assets, End of Period	$436,764	$436,337

See Accompanying Notes to Financial Statements.

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FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY ASSET STRATEGY FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 9-30-2019 (unaudited)	$20.63	$ 0.26	$ 0.69	$ 0.95	$ (0.14)	$ —	$ (0.14)
Year ended 3-31-2019	24.02	0.38	0.09	0.47	(0.40)	(3.46)	(3.86)
Year ended 3-31-2018	21.86	0.21	2.64	2.85	(0.24)	(0.45)	(0.69)
Year ended 3-31-2017	20.83	0.00*	1.03	1.03	—	—	—
Year ended 3-31-2016	25.89	0.15	(3.78)	(3.63)	(0.06)	(1.37)	(1.43)
Year ended 3-31-2015	31.61	0.26	(1.01)	(0.75)	(0.12)	(4.85)	(4.97)
Class B Shares[5]							
Six-month period ended 9-30-2019 (unaudited)	19.15	0.16	0.64	0.80	(0.06)	—	(0.06)
Year ended 3-31-2019	22.55	0.20	0.06	0.26	(0.20)	(3.46)	(3.66)
Year ended 3-31-2018	20.56	0.02	2.50	2.52	(0.08)	(0.45)	(0.53)
Year ended 3-31-2017	19.73	(0.16)	0.99	0.83	—	—	—
Year ended 3-31-2016	24.73	(0.04)	(3.59)	(3.63)	—	(1.37)	(1.37)
Year ended 3-31-2015	30.54	0.03	(0.96)	(0.93)	(0.03)	(4.85)	(4.88)
Class C Shares							
Six-month period ended 9-30-2019 (unaudited)	19.33	0.17	0.65	0.82	(0.07)	—	(0.07)
Year ended 3-31-2019	22.71	0.22	0.07	0.29	(0.21)	(3.46)	(3.67)
Year ended 3-31-2018	20.71	0.02	2.51	2.53	(0.08)	(0.45)	(0.53)
Year ended 3-31-2017	19.87	(0.15)	0.99	0.84	—	—	—
Year ended 3-31-2016	24.88	(0.02)	(3.62)	(3.64)	—	(1.37)	(1.37)
Year ended 3-31-2015	30.69	0.04	(0.97)	(0.93)	(0.03)	(4.85)	(4.88)
Class E Shares							
Six-month period ended 9-30-2019 (unaudited)	20.71	0.28	0.70	0.98	(0.16)	—	(0.16)
Year ended 3-31-2019	24.11	0.41	0.08	0.49	(0.43)	(3.46)	(3.89)
Year ended 3-31-2018	21.95	0.24	2.66	2.90	(0.29)	(0.45)	(0.74)
Year ended 3-31-2017	20.89	(0.03)	1.09	1.06	—	—	—
Year ended 3-31-2016	25.96	0.13	(3.78)	(3.65)	(0.05)	(1.37)	(1.42)
Year ended 3-31-2015	31.67	0.23	(0.98)	(0.75)	(0.11)	(4.85)	(4.96)
Class I Shares							
Six-month period ended 9-30-2019 (unaudited)	20.93	0.29	0.71	1.00	(0.17)	—	(0.17)
Year ended 3-31-2019	24.33	0.44	0.10	0.54	(0.48)	(3.46)	(3.94)
Year ended 3-31-2018	22.16	0.27	2.70	2.97	(0.35)	(0.45)	(0.80)
Year ended 3-31-2017	21.06	0.05	1.05	1.10	—	—	—
Year ended 3-31-2016	26.15	0.23	(3.84)	(3.61)	(0.11)	(1.37)	(1.48)
Year ended 3-31-2015	31.88	0.33	(1.02)	(0.69)	(0.19)	(4.85)	(5.04)
Class N Shares							
Six-month period ended 9-30-2019 (unaudited)	20.99	0.31	0.70	1.01	(0.18)	—	(0.18)
Year ended 3-31-2019	24.40	0.45	0.11	0.56	(0.51)	(3.46)	(3.97)
Year ended 3-31-2018	22.24	0.28	2.73	3.01	(0.40)	(0.45)	(0.85)
Year ended 3-31-2017	21.10	0.02	1.12	1.14	—	—	—
Year ended 3-31-2016	26.21	0.22	(3.81)	(3.59)	(0.15)	(1.37)	(1.52)
Year ended 3-31-2015[7]	31.79	0.22	(0.78)	(0.56)	(0.17)	(4.85)	(5.02)
Class R Shares							
Six-month period ended 9-30-2019 (unaudited)	20.35	0.22	0.70	0.92	(0.11)	—	(0.11)
Year ended 3-31-2019	23.73	0.31	0.08	0.39	(0.31)	(3.46)	(3.77)
Year ended 3-31-2018	21.59	0.13	2.61	2.74	(0.15)	(0.45)	(0.60)
Year ended 3-31-2017	20.63	(0.10)	1.06	0.96	—	—	—
Year ended 3-31-2016	25.68	0.05	(3.73)	(3.68)	—	(1.37)	(1.37)
Year ended 3-31-2015	31.45	0.14	(1.00)	(0.86)	(0.06)	(4.85)	(4.91)
Class Y Shares							
Six-month period ended 9-30-2019 (unaudited)	20.69	0.26	0.70	0.96	(0.14)	—	(0.14)
Year ended 3-31-2019	24.09	0.39	0.08	0.47	(0.41)	(3.46)	(3.87)
Year ended 3-31-2018	21.92	0.21	2.67	2.88	(0.26)	(0.45)	(0.71)
Year ended 3-31-2017	20.88	0.00*	1.04	1.04	—	—	—
Year ended 3-31-2016	25.94	0.15	(3.78)	(3.63)	(0.06)	(1.37)	(1.43)
Year ended 3-31-2015	31.67	0.25	(1.01)	(0.76)	(0.12)	(4.85)	(4.97)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(6) Expense ratio based on the period excluding litigation expenses was 1.00%.

(7) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(8) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 9-30-2019 (unaudited)	$ 21.44	4.61%	$1,408	1.15%[4]	2.42%[4]	—%	—%	24%
Year ended 3-31-2019	20.63	2.67	1,361	1.16	1.71	—	—	52
Year ended 3-31-2018	24.02	13.11	1,345	1.13	0.90	—	—	34
Year ended 3-31-2017	21.86	4.95	1,315	1.12	-0.02	—	—	51
Year ended 3-31-2016	20.83	-14.39	3,153	0.99	0.61	—	—	68
Year ended 3-31-2015	25.89	-2.28	6,332	0.96	0.86	—	—	75
Class B Shares[5]								
Six-month period ended 9-30-2019 (unaudited)	19.89	4.19	33	1.99[4]	1.63[4]	—	—	24
Year ended 3-31-2019	19.15	1.89	47	1.93	0.96	—	—	52
Year ended 3-31-2018	22.55	12.26	86	1.91	0.10	—	—	34
Year ended 3-31-2017	20.56	4.21	141	1.83	-0.81	—	—	51
Year ended 3-31-2016	19.73	-15.06	287	1.76	-0.16	—	—	68
Year ended 3-31-2015	24.73	-3.01	571	1.71	0.11	—	—	75
Class C Shares								
Six-month period ended 9-30-2019 (unaudited)	20.08	4.25	474	1.89[4]	1.70[4]	—	—	24
Year ended 3-31-2019	19.33	1.99	634	1.83	1.05	—	—	52
Year ended 3-31-2018	22.71	12.29	995	1.89	0.11	—	—	34
Year ended 3-31-2017	20.71	4.23	1,620	1.83	-0.75	—	—	51
Year ended 3-31-2016	19.87	-15.01	3,792	1.71	-0.10	—	—	68
Year ended 3-31-2015	24.88	-2.99	7,807	1.68	0.13	—	—	75
Class E Shares								
Six-month period ended 9-30-2019 (unaudited)	21.53	4.71	36	1.00[4]	2.57[4]	1.49[4]	2.08[4]	24
Year ended 3-31-2019	20.71	2.74	37	1.04[6]	1.82	1.31	1.55	52
Year ended 3-31-2018	24.11	13.29	37	1.00	1.03	1.30	0.73	34
Year ended 3-31-2017	21.95	5.07	38	1.03	-0.13	1.28	-0.38	51
Year ended 3-31-2016	20.89	-14.41	53	1.00	0.53	1.14	0.39	68
Year ended 3-31-2015	25.96	-2.29	72	1.00	0.79	1.10	0.69	75
Class I Shares								
Six-month period ended 9-30-2019 (unaudited)	21.76	4.77	747	0.88[4]	2.70[4]	—	—	24
Year ended 3-31-2019	20.93	2.93	805	0.89	1.97	—	—	52
Year ended 3-31-2018	24.33	13.48	622	0.85	1.15	—	—	34
Year ended 3-31-2017	22.16	5.22	952	0.85	0.23	—	—	51
Year ended 3-31-2016	21.06	-14.17	2,382	0.74	0.95	—	—	68
Year ended 3-31-2015	26.15	-2.06	9,112	0.74	1.08	—	—	75
Class N Shares								
Six-month period ended 9-30-2019 (unaudited)	21.82	4.83	10	0.74[4]	2.82[4]	—	—	24
Year ended 3-31-2019	20.99	3.03	5	0.79	2.03	—	—	52
Year ended 3-31-2018	24.40	13.65	2	0.78	1.19	—	—	34
Year ended 3-31-2017	22.24	5.40	13	0.69	0.07	—	—	51
Year ended 3-31-2016	21.10	-14.09	12	0.60	0.89	—	—	68
Year ended 3-31-2015[7]	26.21	-1.67	12	0.59[4]	1.18[4]	—	—	75[8]
Class R Shares								
Six-month period ended 9-30-2019 (unaudited)	21.16	4.52	41	1.46[4]	2.12[4]	—	—	24
Year ended 3-31-2019	20.35	2.32	44	1.47	1.40	—	—	52
Year ended 3-31-2018	23.73	12.74	54	1.45	0.57	—	—	34
Year ended 3-31-2017	21.59	4.65	65	1.43	-0.48	—	—	51
Year ended 3-31-2016	20.63	-14.69	106	1.34	0.20	—	—	68
Year ended 3-31-2015	25.68	-2.67	161	1.33	0.47	—	—	75
Class Y Shares								
Six-month period ended 9-30-2019 (unaudited)	21.51	4.65	141	1.13[4]	2.45[4]	—	—	24
Year ended 3-31-2019	20.69	2.70	151	1.13	1.73	—	—	52
Year ended 3-31-2018	24.09	13.15	175	1.10	0.92	—	—	34
Year ended 3-31-2017	21.92	4.98	237	1.08	—	—	—	51
Year ended 3-31-2016	20.88	-14.36	512	0.99	0.63	1.00	0.62	68
Year ended 3-31-2015	25.94	-2.31	1,134	0.96	0.85	0.98	0.83	75

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY BALANCED FUND

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 9-30-2019 (unaudited)	$23.58	$ 0.16	$0.89	$ 1.05	$ (0.16)	$ —	$ (0.16)
Year ended 3-31-2019	24.74	0.37	1.03	1.40	(0.36)	(2.20)	(2.56)
Year ended 3-31-2018	24.33	0.37	1.18	1.55	(0.48)	(0.66)	(1.14)
Year ended 3-31-2017	22.99	0.33	1.59	1.92	(0.30)	(0.28)	(0.58)
Year ended 3-31-2016	25.65	0.29	(1.51)	(1.22)	(0.26)	(1.18)	(1.44)
Year ended 3-31-2015	24.38	0.20	1.97	2.17	(0.16)	(0.74)	(0.90)
Class B Shares[5]							
Six-month period ended 9-30-2019 (unaudited)	23.29	0.06	0.87	0.93	(0.05)	—	(0.05)
Year ended 3-31-2019	24.47	0.18	1.01	1.19	(0.17)	(2.20)	(2.37)
Year ended 3-31-2018	24.09	0.18	1.17	1.35	(0.31)	(0.66)	(0.97)
Year ended 3-31-2017	22.78	0.15	1.59	1.74	(0.15)	(0.28)	(0.43)
Year ended 3-31-2016	25.45	0.11	(1.50)	(1.39)	(0.10)	(1.18)	(1.28)
Year ended 3-31-2015	24.19	0.01	1.97	1.98	—	(0.72)	(0.72)
Class C Shares							
Six-month period ended 9-30-2019 (unaudited)	23.38	0.07	0.89	0.96	(0.07)	—	(0.07)
Year ended 3-31-2019	24.56	0.19	1.01	1.20	(0.18)	(2.20)	(2.38)
Year ended 3-31-2018	24.17	0.19	1.18	1.37	(0.32)	(0.66)	(0.98)
Year ended 3-31-2017	22.85	0.16	1.59	1.75	(0.15)	(0.28)	(0.43)
Year ended 3-31-2016	25.53	0.13	(1.52)	(1.39)	(0.11)	(1.18)	(1.29)
Year ended 3-31-2015	24.26	0.02	1.97	1.99	—*	(0.72)	(0.72)
Class E Shares[6]							
Six-month period ended 9-30-2019 (unaudited)	23.71	0.18	0.90	1.08	(0.18)	—	(0.18)
Year ended 3-31-2019	24.87	0.40	1.04	1.44	(0.40)	(2.20)	(2.60)
Year ended 3-31-2018	24.45	0.41	1.19	1.60	(0.52)	(0.66)	(1.18)
Year ended 3-31-2017	23.09	0.37	1.61	1.98	(0.34)	(0.28)	(0.62)
Year ended 3-31-2016	25.76	0.33	(1.53)	(1.20)	(0.29)	(1.18)	(1.47)
Year ended 3-31-2015	24.48	0.23	1.99	2.22	(0.20)	(0.74)	(0.94)
Class I Shares							
Six-month period ended 9-30-2019 (unaudited)	23.57	0.19	0.89	1.08	(0.19)	—	(0.19)
Year ended 3-31-2019	24.74	0.43	1.02	1.45	(0.42)	(2.20)	(2.62)
Year ended 3-31-2018	24.33	0.43	1.19	1.62	(0.55)	(0.66)	(1.21)
Year ended 3-31-2017	22.98	0.39	1.60	1.99	(0.36)	(0.28)	(0.64)
Year ended 3-31-2016	25.63	0.36	(1.52)	(1.16)	(0.31)	(1.18)	(1.49)
Year ended 3-31-2015	24.36	0.26	1.98	2.24	(0.23)	(0.74)	(0.97)
Class N Shares							
Six-month period ended 9-30-2019 (unaudited)	23.62	0.21	0.89	1.10	(0.21)	—	(0.21)
Year ended 3-31-2019	24.78	0.46	1.04	1.50	(0.46)	(2.20)	(2.66)
Year ended 3-31-2018	24.37	0.47	1.19	1.66	(0.59)	(0.66)	(1.25)
Year ended 3-31-2017	23.01	0.42	1.61	2.03	(0.39)	(0.28)	(0.67)
Year ended 3-31-2016	25.66	0.39	(1.52)	(1.13)	(0.34)	(1.18)	(1.52)
Year ended 3-31-2015[7]	24.66	0.22	1.72	1.94	(0.20)	(0.74)	(0.94)
Class R Shares							
Six-month period ended 9-30-2019 (unaudited)	23.54	0.12	0.88	1.00	(0.12)	—	(0.12)
Year ended 3-31-2019	24.70	0.28	1.04	1.32	(0.28)	(2.20)	(2.48)
Year ended 3-31-2018	24.30	0.28	1.18	1.46	(0.40)	(0.66)	(1.06)
Year ended 3-31-2017	22.96	0.25	1.60	1.85	(0.23)	(0.28)	(0.51)
Year ended 3-31-2016	25.65	0.22	(1.53)	(1.31)	(0.20)	(1.18)	(1.38)
Year ended 3-31-2015	24.37	0.11	1.98	2.09	(0.07)	(0.74)	(0.81)
Class Y Shares							
Six-month period ended 9-30-2019 (unaudited)	23.58	0.16	0.89	1.05	(0.16)	—	(0.16)
Year ended 3-31-2019	24.75	0.37	1.02	1.39	(0.36)	(2.20)	(2.56)
Year ended 3-31-2018	24.34	0.38	1.17	1.55	(0.48)	(0.66)	(1.14)
Year ended 3-31-2017	22.99	0.35	1.59	1.94	(0.31)	(0.28)	(0.59)
Year ended 3-31-2016	25.66	0.29	(1.52)	(1.23)	(0.26)	(1.18)	(1.44)
Year ended 3-31-2015	24.38	0.20	1.99	2.19	(0.17)	(0.74)	(0.91)

*   Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(6) Class share is closed to investment.

(7) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(8) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 9-30-2019 (unaudited)	$ 24.47	4.46%	$1,283	1.10%[4]	1.34%[4]	—%	—%	18%
Year ended 3-31-2019	23.58	6.25	1,275	1.09	1.49	—	—	53
Year ended 3-31-2018	24.74	6.43	1,368	1.12	1.48	—	—	36
Year ended 3-31-2017	24.33	8.44	688	1.11	1.40	—	—	47
Year ended 3-31-2016	22.99	-4.92	1,311	1.10	1.21	—	—	56
Year ended 3-31-2015	25.65	9.06	1,207	1.11	0.78	—	—	33
Class B Shares[5]								
Six-month period ended 9-30-2019 (unaudited)	24.17	4.01	31	1.91[4]	0.53[4]	—	—	18
Year ended 3-31-2019	23.29	5.43	41	1.85	0.73	—	—	53
Year ended 3-31-2018	24.47	5.64	58	1.86	0.75	—	—	36
Year ended 3-31-2017	24.09	7.68	77	1.84	0.66	—	—	47
Year ended 3-31-2016	22.78	-5.62	80	1.83	0.48	—	—	56
Year ended 3-31-2015	25.45	8.28	74	1.84	0.04	—	—	33
Class C Shares								
Six-month period ended 9-30-2019 (unaudited)	24.27	4.10	318	1.83[4]	0.61[4]	—	—	18
Year ended 3-31-2019	23.38	5.46	366	1.80	0.78	—	—	53
Year ended 3-31-2018	24.56	5.69	485	1.83	0.78	—	—	36
Year ended 3-31-2017	24.17	7.72	707	1.80	0.69	—	—	47
Year ended 3-31-2016	22.85	-5.62	892	1.79	0.53	—	—	56
Year ended 3-31-2015	25.53	8.34	736	1.80	0.09	—	—	33
Class E Shares[6]								
Six-month period ended 9-30-2019 (unaudited)	24.61	4.56	—*	0.96[4]	1.48[4]	—	—	18
Year ended 3-31-2019	23.71	6.38	—*	0.94	1.63	—	—	53
Year ended 3-31-2018	24.87	6.61	—*	0.97	1.62	—	—	36
Year ended 3-31-2017	24.45	8.65	—*	0.95	1.54	—	—	47
Year ended 3-31-2016	23.09	-4.82	—*	0.95	1.36	—	—	56
Year ended 3-31-2015	25.76	9.22	—*	0.96	0.92	—	—	33
Class I Shares								
Six-month period ended 9-30-2019 (unaudited)	24.46	4.59	824	0.87[4]	1.57[4]	—	—	18
Year ended 3-31-2019	23.57	6.51	873	0.84	1.73	—	—	53
Year ended 3-31-2018	24.74	6.66	1,043	0.88	1.72	—	—	36
Year ended 3-31-2017	24.33	8.75	673	0.85	1.63	—	—	47
Year ended 3-31-2016	22.98	-4.70	373	0.84	1.47	—	—	56
Year ended 3-31-2015	25.63	9.34	315	0.86	1.03	—	—	33
Class N Shares								
Six-month period ended 9-30-2019 (unaudited)	24.51	4.66	16	0.72[4]	1.72[4]	—	—	18
Year ended 3-31-2019	23.62	6.66	15	0.70	1.88	—	—	53
Year ended 3-31-2018	24.78	6.86	10	0.72	1.88	—	—	36
Year ended 3-31-2017	24.37	8.92	10	0.70	1.77	—	—	47
Year ended 3-31-2016	23.01	-4.57	5	0.69	1.60	—	—	56
Year ended 3-31-2015[7]	25.66	8.01	4	0.70[4]	1.29[4]	—	—	33[8]
Class R Shares								
Six-month period ended 9-30-2019 (unaudited)	24.42	4.25	13	1.45[4]	0.98[4]	—	—	18
Year ended 3-31-2019	23.54	5.91	13	1.43	1.14	—	—	53
Year ended 3-31-2018	24.70	6.04	13	1.46	1.13	—	—	36
Year ended 3-31-2017	24.30	8.12	14	1.44	1.04	—	—	47
Year ended 3-31-2016	22.96	-5.29	13	1.44	0.89	—	—	56
Year ended 3-31-2015	25.65	8.71	9	1.46	0.43	—	—	33
Class Y Shares								
Six-month period ended 9-30-2019 (unaudited)	24.47	4.46	22	1.10[4]	1.34[4]	1.12[4]	1.32[4]	18
Year ended 3-31-2019	23.58	6.22	24	1.09	1.49	1.09	1.49	53
Year ended 3-31-2018	24.75	6.44	34	1.12	1.53	—	—	36
Year ended 3-31-2017	24.34	8.50	70	1.10	1.47	—	—	47
Year ended 3-31-2016	22.99	-4.95	124	1.09	1.16	—	—	56
Year ended 3-31-2015	25.66	9.10	185	1.11	0.79	—	—	33

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY ENERGY FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 9-30-2019 (unaudited)	$ 9.45	$ 0.00*	$ (1.80)	$ (1.80)	$ —	$—	$ —
Year ended 3-31-2019	11.55	(0.05)	(2.05)	(2.10)	—	—	—
Year ended 3-31-2018	13.30	0.03	(1.74)	(1.71)	(0.04)	—	(0.04)
Year ended 3-31-2017	10.75	(0.08)	2.63	2.55	—	—	—
Year ended 3-31-2016	14.03	(0.03)	(3.25)	(3.28)	—	—	—
Year ended 3-31-2015	16.38	(0.05)	(2.30)	(2.35)	—	—	—
Class B Shares[6]							
Six-month period ended 9-30-2019 (unaudited)	8.51	(0.03)	(1.62)	(1.65)	—	—	—
Year ended 3-31-2019	10.48	(0.13)	(1.84)	(1.97)	—	—	—
Year ended 3-31-2018	12.15	(0.03)	(1.64)	(1.67)	—	—	—
Year ended 3-31-2017	9.90	(0.18)	2.43	2.25	—	—	—
Year ended 3-31-2016	13.04	(0.13)	(3.01)	(3.14)	—	—	—
Year ended 3-31-2015	15.35	(0.17)	(2.14)	(2.31)	—	—	—
Class C Shares							
Six-month period ended 9-30-2019 (unaudited)	8.70	(0.02)	(1.65)	(1.67)	—	—	—
Year ended 3-31-2019	10.71	(0.12)	(1.89)	(2.01)	—	—	—
Year ended 3-31-2018	12.39	0.00*	(1.68)	(1.68)	—	—	—
Year ended 3-31-2017	10.08	(0.16)	2.47	2.31	—	—	—
Year ended 3-31-2016	13.24	(0.10)	(3.06)	(3.16)	—	—	—
Year ended 3-31-2015	15.55	(0.13)	(2.18)	(2.31)	—	—	—
Class E Shares[8]							
Six-month period ended 9-30-2019 (unaudited)	9.71	0.01	(1.84)	(1.83)	—	—	—
Year ended 3-31-2019	11.85	(0.03)	(2.11)	(2.14)	—	—	—
Year ended 3-31-2018	13.63	0.10	(1.82)	(1.72)	(0.06)	—	(0.06)
Year ended 3-31-2017	10.99	(0.05)	2.69	2.64	—	—	—
Year ended 3-31-2016	14.30	0.01	(3.32)	(3.31)	—	—	—
Year ended 3-31-2015	16.65	(0.01)	(2.34)	(2.35)	—	—	—
Class I Shares							
Six-month period ended 9-30-2019 (unaudited)	9.85	0.02	(1.87)	(1.85)	—	—	—
Year ended 3-31-2019	11.99	(0.01)	(2.13)	(2.14)	—	—	—
Year ended 3-31-2018	13.80	0.09	(1.83)	(1.74)	(0.07)	—	(0.07)
Year ended 3-31-2017	11.11	(0.05)	2.74	2.69	—	—	—
Year ended 3-31-2016	14.44	0.02	(3.35)	(3.33)	—	—	—
Year ended 3-31-2015	16.80	0.02	(2.38)	(2.36)	—	—	—
Class N Shares							
Six-month period ended 9-30-2019 (unaudited)	9.90	0.02	(1.88)	(1.86)	—	—	—
Year ended 3-31-2019	12.05	0.00*	(2.15)	(2.15)	—	—	—
Year ended 3-31-2018	13.86	0.17	(1.90)	(1.73)	(0.08)	—	(0.08)
Year ended 3-31-2017	11.14	(0.02)	2.74	2.72	—	—	—
Year ended 3-31-2016	14.46	0.04	(3.36)	(3.32)	—	—	—
Year ended 3-31-2015[10]	18.03	0.03	(3.60)	(3.57)	—	—	—
Class R Shares							
Six-month period ended 9-30-2019 (unaudited)	9.34	(0.01)	(1.78)	(1.79)	—	—	—
Year ended 3-31-2019	11.45	(0.08)	(2.03)	(2.11)	—	—	—
Year ended 3-31-2018	13.20	0.04	(1.77)	(1.73)	(0.02)	—	(0.02)
Year ended 3-31-2017	10.69	(0.12)	2.63	2.51	—	—	—
Year ended 3-31-2016	13.98	(0.05)	(3.24)	(3.29)	—	—	—
Year ended 3-31-2015	16.35	(0.08)	(2.29)	(2.37)	—	—	—
Class Y Shares							
Six-month period ended 9-30-2019 (unaudited)	9.59	0.01	(1.83)	(1.82)	—	—	—
Year ended 3-31-2019	11.72	(0.05)	(2.08)	(2.13)	—	—	—
Year ended 3-31-2018	13.49	0.08	(1.80)	(1.72)	(0.05)	—	(0.05)
Year ended 3-31-2017	10.89	(0.07)	2.67	2.60	—	—	—
Year ended 3-31-2016	14.19	(0.01)	(3.29)	(3.30)	—	—	—
Year ended 3-31-2015	16.55	(0.04)	(2.32)	(2.36)	—	—	—

* Not shown due to rounding.
(1) Based on average weekly shares outstanding.
(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.
(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.
(4) Annualized.
(5) Expense ratio based on the period excluding reorganization expenses was 1.44%.
(6) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.
(7) Expense ratio based on the period excluding reorganization expenses was 2.36%.
(8) Class share is closed to investment.
(9) Expense ratio based on the period excluding reorganization expenses was 1.09%.
(10) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.
(11) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 9-30-2019 (unaudited)	$ 7.65	-19.05%	$ 94	1.41%[4]	0.11%[4]	1.69%[4]	-0.17%[4]	7%
Year ended 3-31-2019	9.45	-18.18	134	1.41	-0.46	1.55	-0.60	31
Year ended 3-31-2018	11.55	-12.89	211	1.46[5]	0.26	1.53	0.19	21
Year ended 3-31-2017	13.30	23.72	158	1.41	-0.59	—	—	39
Year ended 3-31-2016	10.75	-23.38	192	1.49	-0.23	—	—	31
Year ended 3-31-2015	14.03	-14.35	213	1.48	-0.33	—	—	22
Class B Shares[6]								
Six-month period ended 9-30-2019 (unaudited)	6.86	-19.39	1	2.29[4]	-0.77[4]	2.99[4]	-1.47[4]	7
Year ended 3-31-2019	8.51	-18.88	1	2.21	-1.28	2.48	-1.55	31
Year ended 3-31-2018	10.48	-13.66	2	2.38[7]	-0.25	2.49	-0.36	21
Year ended 3-31-2017	12.15	22.73	4	2.29	-1.49	—	—	39
Year ended 3-31-2016	9.90	-24.08	3	2.36	-1.11	—	—	31
Year ended 3-31-2015	13.04	-15.05	5	2.29	-1.17	—	—	22
Class C Shares								
Six-month period ended 9-30-2019 (unaudited)	7.03	-19.20	18	2.11[4]	-0.59[4]	2.31[4]	-0.79[4]	7
Year ended 3-31-2019	8.70	-18.77	27	2.11	-1.17	2.12	-1.18	31
Year ended 3-31-2018	10.71	-13.56	48	2.15	-0.01	2.15	-0.01	21
Year ended 3-31-2017	12.39	22.92	87	2.11	-1.31	—	—	39
Year ended 3-31-2016	10.08	-23.87	79	2.16	-0.89	—	—	31
Year ended 3-31-2015	13.24	-14.85	82	2.09	-0.92	—	—	22
Class E Shares[8]								
Six-month period ended 9-30-2019 (unaudited)	7.88	-18.85	—*	1.24[4]	0.30[4]	—	—	7
Year ended 3-31-2019	9.71	-18.06	—*	1.20	-0.24	—	—	31
Year ended 3-31-2018	11.85	-12.63	—*	1.20	0.82	—	—	21
Year ended 3-31-2017	13.63	24.02	—*	1.19	-0.40	—	—	39
Year ended 3-31-2016	10.99	-23.15	—*	1.20	0.05	—	—	31
Year ended 3-31-2015	14.30	-14.11	—*	1.20	-0.08	—	—	22
Class I Shares								
Six-month period ended 9-30-2019 (unaudited)	8.00	-18.78	110	0.99[4]	0.53[4]	1.18[4]	0.34[4]	7
Year ended 3-31-2019	9.85	-17.85	158	1.03	-0.08	1.11	-0.16	31
Year ended 3-31-2018	11.99	-12.63	263	1.11[9]	0.76	1.12	0.75	21
Year ended 3-31-2017	13.80	24.21	225	1.08	-0.35	—	—	39
Year ended 3-31-2016	11.11	-23.06	85	1.10	0.16	—	—	31
Year ended 3-31-2015	14.44	-14.05	82	1.09	0.10	—	—	22
Class N Shares								
Six-month period ended 9-30-2019 (unaudited)	8.04	-18.79	4	0.99[4]	0.54[4]	1.00[4]	0.53[4]	7
Year ended 3-31-2019	9.90	-17.84	5	0.94	0.04	—	—	31
Year ended 3-31-2018	12.05	-12.48	5	0.95	1.45	—	—	21
Year ended 3-31-2017	13.86	24.42	12	0.93	-0.18	—	—	39
Year ended 3-31-2016	11.14	-22.96	5	0.95	0.35	—	—	31
Year ended 3-31-2015[10]	14.46	-19.80	2	0.93[4]	0.34[4]	—	—	22[11]
Class R Shares								
Six-month period ended 9-30-2019 (unaudited)	7.55	-19.17	14	1.75[4]	-0.24[4]	—	—	7
Year ended 3-31-2019	9.34	-18.43	18	1.68	-0.72	—	—	31
Year ended 3-31-2018	11.45	-13.11	22	1.70	0.37	—	—	21
Year ended 3-31-2017	13.20	23.48	26	1.67	-0.89	—	—	39
Year ended 3-31-2016	10.69	-23.53	19	1.70	-0.43	—	—	31
Year ended 3-31-2015	13.98	-14.50	15	1.69	-0.53	—	—	22
Class Y Shares								
Six-month period ended 9-30-2019 (unaudited)	7.77	-18.98	10	1.41[4]	0.14[4]	1.44[4]	0.11[4]	7
Year ended 3-31-2019	9.59	-18.17	22	1.34	-0.42	—	—	31
Year ended 3-31-2018	11.72	-12.78	42	1.35	0.71	—	—	21
Year ended 3-31-2017	13.49	23.87	53	1.34	-0.54	—	—	39
Year ended 3-31-2016	10.89	-23.26	42	1.36	-0.08	—	—	31
Year ended 3-31-2015	14.19	-14.26	37	1.34	-0.22	—	—	22

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY LASALLE GLOBAL REAL ESTATE FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 9-30-2019 (unaudited)	$ 11.22	$ 0.11	$ 0.07	$ 0.18	$ (0.13)	$ —	$ (0.13)
Year ended 3-31-2019	10.38	0.15	1.21	1.36	(0.31)	(0.21)	(0.52)
Year ended 3-31-2018	10.28	0.24	0.04	0.28	(0.11)	(0.07)	(0.18)
Year ended 3-31-2017	10.58	0.09	(0.14)	(0.05)	(0.25)	—	(0.25)
Year ended 3-31-2016	11.15	0.17	(0.41)	(0.24)	(0.13)	(0.20)	(0.33)
Year ended 3-31-2015	9.83	0.13	1.46	1.59	(0.19)	(0.08)	(0.27)
Class B Shares[6]							
Six-month period ended 9-30-2019 (unaudited)	11.16	0.08	0.07	0.15	(0.12)	—	(0.12)
Year ended 3-31-2019	10.33	0.08	1.20	1.28	(0.24)	(0.21)	(0.45)
Year ended 3-31-2018	10.24	0.15	0.07	0.22	(0.06)	(0.07)	(0.13)
Year ended 3-31-2017	10.56	(0.04)	(0.12)	(0.16)	(0.16)	—	(0.16)
Year ended 3-31-2016	11.10	0.06	(0.40)	(0.34)	(0.01)	(0.19)	(0.20)
Year ended 3-31-2015	9.79	0.01	1.46	1.47	(0.08)	(0.08)	(0.16)
Class C Shares							
Six-month period ended 9-30-2019 (unaudited)	11.15	0.08	0.08	0.16	(0.12)	—	(0.12)
Year ended 3-31-2019	10.32	0.06	1.21	1.27	(0.23)	(0.21)	(0.44)
Year ended 3-31-2018	10.24	0.14	0.06	0.20	(0.05)	(0.07)	(0.12)
Year ended 3-31-2017	10.55	(0.06)	(0.11)	(0.17)	(0.14)	—	(0.14)
Year ended 3-31-2016	11.10	0.04	(0.41)	(0.37)	—	(0.18)	(0.18)
Year ended 3-31-2015	9.80	(0.01)	1.47	1.46	(0.08)	(0.08)	(0.16)
Class I Shares							
Six-month period ended 9-30-2019 (unaudited)	11.24	0.14	0.08	0.22	(0.15)	—	(0.15)
Year ended 3-31-2019	10.41	0.19	1.21	1.40	(0.36)	(0.21)	(0.57)
Year ended 3-31-2018	10.29	0.26	0.07	0.33	(0.14)	(0.07)	(0.21)
Year ended 3-31-2017	10.57	0.03	(0.07)	(0.04)	(0.24)	—	(0.24)
Year ended 3-31-2016	11.14	0.17	(0.42)	(0.25)	(0.12)	(0.20)	(0.32)
Year ended 3-31-2015	9.82	0.12	1.46	1.58	(0.18)	(0.08)	(0.26)
Class N Shares							
Six-month period ended 9-30-2019 (unaudited)	11.26	0.14	0.07	0.21	(0.15)	—	(0.15)
Year ended 3-31-2019	10.42	0.21	1.19	1.40	(0.35)	(0.21)	(0.56)
Year ended 3-31-2018[8]	10.42	0.15	0.05	0.20	(0.13)	(0.07)	(0.20)
Class R Shares							
Six-month period ended 9-30-2019 (unaudited)	11.19	0.10	0.07	0.17	(0.12)	—	(0.12)
Year ended 3-31-2019	10.36	0.09	1.23	1.32	(0.28)	(0.21)	(0.49)
Year ended 3-31-2018	10.27	0.18	0.07	0.25	(0.09)	(0.07)	(0.16)
Year ended 3-31-2017	10.57	0.00*	(0.11)	(0.11)	(0.19)	—	(0.19)
Year ended 3-31-2016	11.12	0.10	(0.41)	(0.31)	(0.04)	(0.20)	(0.24)
Year ended 3-31-2015	9.81	0.05	1.46	1.51	(0.12)	(0.08)	(0.20)
Class Y Shares							
Six-month period ended 9-30-2019 (unaudited)	11.35	0.12	0.07	0.19	(0.14)	—	(0.14)
Year ended 3-31-2019	10.50	0.14	1.24	1.38	(0.32)	(0.21)	(0.53)
Year ended 3-31-2018	10.39	0.22	0.07	0.29	(0.11)	(0.07)	(0.18)
Year ended 3-31-2017	10.64	0.07	(0.07)	0.00*	(0.25)	—	(0.25)
Year ended 3-31-2016	11.22	0.17	(0.42)	(0.25)	(0.13)	(0.20)	(0.33)
Year ended 3-31-2015	9.89	0.12	1.48	1.60	(0.19)	(0.08)	(0.27)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) Expense ratio based on the period excluding reorganization expenses was 1.51%.

(6) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(7) Expense ratio based on the period excluding reorganization expenses was 1.05%.

(8) For the period from July 5, 2017 (commencement of operations of the class) through March 31, 2018.

(9) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2018.

.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 9-30-2019 (unaudited)	$ 11.27	1.66%	$ 17	1.51%[4]	2.02%[4]	1.71%[4]	1.82%[4]	34%
Year ended 3-31-2019	11.22	13.61	20	1.61[5]	1.40	1.90	1.11	91
Year ended 3-31-2018	10.38	2.69	8	1.51	2.29	1.79	2.01	77
Year ended 3-31-2017	10.28	-0.45	12	1.51	0.91	2.08	0.34	49
Year ended 3-31-2016	10.58	-2.00	29	1.51	1.67	2.12	1.06	59
Year ended 3-31-2015	11.15	16.31	28	1.51	1.22	2.14	0.59	63
Class B Shares[6]								
Six-month period ended 9-30-2019 (unaudited)	11.19	1.33	1	2.13[4]	1.42[4]	2.23[4]	1.32[4]	34
Year ended 3-31-2019	11.16	12.86	1	2.18	0.73	2.35	0.56	91
Year ended 3-31-2018	10.33	2.13	—*	2.18	1.42	2.34	1.26	77
Year ended 3-31-2017	10.24	-1.52	—*	2.54	-0.43	2.60	-0.49	49
Year ended 3-31-2016	10.56	-3.03	—*	2.56	0.62	—	—	59
Year ended 3-31-2015	11.10	15.05	—*	2.66	0.06	—	—	63
Class C Shares								
Six-month period ended 9-30-2019 (unaudited)	11.19	1.40	4	2.18[4]	1.37[4]	2.28[4]	1.27[4]	34
Year ended 3-31-2019	11.15	12.72	4	2.27	0.60	2.44	0.43	91
Year ended 3-31-2018	10.32	1.96	1	2.30	1.30	2.47	1.13	77
Year ended 3-31-2017	10.24	-1.62	1	2.66	-0.57	2.72	-0.63	49
Year ended 3-31-2016	10.55	-3.21	1	2.74	0.41	—	—	59
Year ended 3-31-2015	11.10	14.92	1	2.68	-0.09	—	—	63
Class I Shares								
Six-month period ended 9-30-2019 (unaudited)	11.31	1.95	82	1.05[4]	2.49[4]	1.35[4]	2.19[4]	34
Year ended 3-31-2019	11.24	14.00	88	1.20[7]	1.76	1.55	1.41	91
Year ended 3-31-2018	10.41	3.20	28	1.05	2.48	1.41	2.12	77
Year ended 3-31-2017	10.29	-0.39	20	1.50	0.25	1.61	0.14	49
Year ended 3-31-2016	10.57	-2.11	3	1.59	1.59	—	—	59
Year ended 3-31-2015	11.14	16.14	3	1.62	1.08	—	—	63
Class N Shares								
Six-month period ended 9-30-2019 (unaudited)	11.32	1.89	29	1.05[4]	2.49[4]	1.16[4]	2.38[4]	34
Year ended 3-31-2019	11.26	14.08	30	1.13[7]	2.01	1.31	1.83	91
Year ended 3-31-2018[8]	10.42	1.89	30	1.05[4]	1.96[4]	1.27[4]	1.74[4]	77[9]
Class R Shares								
Six-month period ended 9-30-2019 (unaudited)	11.24	1.56	6	1.80[4]	1.75[4]	1.97[4]	1.58[4]	34
Year ended 3-31-2019	11.19	13.19	6	1.93	0.83	2.10	0.66	91
Year ended 3-31-2018	10.36	2.39	—*	1.81	1.74	1.97	1.58	77
Year ended 3-31-2017	10.27	-1.01	—*	2.13	-0.05	2.20	-0.12	49
Year ended 3-31-2016	10.57	-2.68	—*	2.20	0.99	—	—	59
Year ended 3-31-2015	11.12	15.40	1	2.25	0.50	—	—	63
Class Y Shares								
Six-month period ended 9-30-2019 (unaudited)	11.40	1.68	5	1.46[4]	2.09[4]	1.56[4]	1.99[4]	34
Year ended 3-31-2019	11.35	13.64	5	1.51	1.29	1.68	1.12	91
Year ended 3-31-2018	10.50	2.76	1	1.46	2.11	1.62	1.95	77
Year ended 3-31-2017	10.39	0.03	1	1.52	0.70	1.87	0.35	49
Year ended 3-31-2016	10.64	-2.08	1	1.51	1.63	1.86	1.28	59
Year ended 3-31-2015	11.22	16.32	1	1.51	1.15	1.90	0.76	63

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY NATURAL RESOURCES FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 9-30-2019 (unaudited)	$ 13.45	$ 0.07	$ (1.29)	$ (1.22)	$ —	$—	$ —
Year ended 3-31-2019	14.82	0.12	(1.49)	(1.37)	—	—	—
Year ended 3-31-2018	14.80	(0.03)	0.05	0.02	—	—	—
Year ended 3-31-2017	12.53	(0.03)	2.31	2.28	(0.01)	—	(0.01)
Year ended 3-31-2016	16.13	0.03	(3.63)	(3.60)	—	—	—
Year ended 3-31-2015	19.07	0.00*	(2.94)	(2.94)	—	—	—
Class B Shares[5]							
Six-month period ended 9-30-2019 (unaudited)	11.12	(0.05)	(1.06)	(1.11)	—	—	—
Year ended 3-31-2019	12.44	(0.08)	(1.24)	(1.32)	—	—	—
Year ended 3-31-2018	12.57	(0.18)	0.05	(0.13)	—	—	—
Year ended 3-31-2017	10.75	(0.15)	1.97	1.82	—	—	—
Year ended 3-31-2016	13.98	(0.11)	(3.12)	(3.23)	—	—	—
Year ended 3-31-2015	16.67	(0.15)	(2.54)	(2.69)	—	—	—
Class C Shares							
Six-month period ended 9-30-2019 (unaudited)	11.13	0.02	(1.06)	(1.04)	—	—	—
Year ended 3-31-2019	12.33	0.03	(1.23)	(1.20)	—	—	—
Year ended 3-31-2018	12.39	(0.12)	0.06	(0.06)	—	—	—
Year ended 3-31-2017	10.55	(0.10)	1.94	1.84	—	—	—
Year ended 3-31-2016	13.67	(0.06)	(3.06)	(3.12)	—	—	—
Year ended 3-31-2015	16.26	(0.10)	(2.49)	(2.59)	—	—	—
Class E Shares							
Six-month period ended 9-30-2019 (unaudited)	13.81	0.11	(1.32)	(1.21)	—	—	—
Year ended 3-31-2019	15.25	0.17	(1.55)	(1.38)	(0.06)	—	(0.06)
Year ended 3-31-2018	15.15	0.04	0.06	0.10	—	—	—
Year ended 3-31-2017	12.81	0.04	2.37	2.41	(0.07)	—	(0.07)
Year ended 3-31-2016	16.43	0.09	(3.71)	(3.62)	—	—	—
Year ended 3-31-2015	19.36	0.06	(2.99)	(2.93)	—	—	—
Class I Shares							
Six-month period ended 9-30-2019 (unaudited)	14.06	0.11	(1.35)	(1.24)	—	—	—
Year ended 3-31-2019	15.50	0.20	(1.57)	(1.37)	(0.07)	—	(0.07)
Year ended 3-31-2018	15.40	0.05	0.05	0.10	—	—	—
Year ended 3-31-2017	13.02	0.05	2.41	2.46	(0.08)	—	(0.08)
Year ended 3-31-2016	16.69	0.10	(3.77)	(3.67)	—	—	—
Year ended 3-31-2015	19.63	0.09	(3.03)	(2.94)	—	—	—
Class N Shares							
Six-month period ended 9-30-2019 (unaudited)	14.12	0.13	(1.36)	(1.23)	—	—	—
Year ended 3-31-2019	15.58	0.23	(1.59)	(1.36)	(0.10)	—	(0.10)
Year ended 3-31-2018	15.44	0.07	0.07	0.14	—	—	—
Year ended 3-31-2017	13.06	0.07	2.42	2.49	(0.11)	—	(0.11)
Year ended 3-31-2016	16.70	0.13	(3.77)	(3.64)	—	—	—
Year ended 3-31-2015[6]	20.86	0.11	(4.27)	(4.16)	—	—	—
Class R Shares							
Six-month period ended 9-30-2019 (unaudited)	13.26	0.07	(1.27)	(1.20)	—	—	—
Year ended 3-31-2019	14.63	0.10	(1.47)	(1.37)	—	—	—
Year ended 3-31-2018	14.61	(0.04)	0.06	0.02	—	—	—
Year ended 3-31-2017	12.37	(0.04)	2.28	2.24	—	—	—
Year ended 3-31-2016	15.94	0.01	(3.58)	(3.57)	—	—	—
Year ended 3-31-2015	18.87	(0.02)	(2.91)	(2.93)	—	—	—
Class Y Shares							
Six-month period ended 9-30-2019 (unaudited)	13.79	0.10	(1.32)	(1.22)	—	—	—
Year ended 3-31-2019	15.21	0.16	(1.54)	(1.38)	(0.04)	—	(0.04)
Year ended 3-31-2018	15.14	0.01	0.06	0.07	—	—	—
Year ended 3-31-2017	12.80	0.01	2.38	2.39	(0.05)	—	(0.05)
Year ended 3-31-2016	16.45	0.06	(3.71)	(3.65)	—	—	—
Year ended 3-31-2015	19.39	0.04	(2.98)	(2.94)	—	—	—

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(6) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(7) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 9-30-2019 (unaudited)	$12.23	-9.07%	$ 181	1.78%[4]	1.13%[4]	—%	—%	18%
Year ended 3-31-2019	13.45	-9.31	218	1.59	0.82	—	—	21
Year ended 3-31-2018	14.82	0.20	288	1.73	-0.19	—	—	33
Year ended 3-31-2017	14.80	18.19	329	1.72	-0.22	—	—	64
Year ended 3-31-2016	12.53	-22.32	415	1.66	0.18	—	—	17
Year ended 3-31-2015	16.13	-15.42	645	1.57	-0.03	—	—	22
Class B Shares[5]								
Six-month period ended 9-30-2019 (unaudited)	10.01	-9.98	1	3.78[4]	-0.92[4]	—	—	18
Year ended 3-31-2019	11.12	-10.61	2	3.01	-0.66	—	—	21
Year ended 3-31-2018	12.44	-1.03	3	2.98	-1.50	—	—	33
Year ended 3-31-2017	12.57	16.93	7	2.77	-1.27	—	—	64
Year ended 3-31-2016	10.75	-23.10	10	2.65	-0.85	—	—	17
Year ended 3-31-2015	13.98	-16.14	21	2.47	-0.95	—	—	22
Class C Shares								
Six-month period ended 9-30-2019 (unaudited)	10.09	-9.34	11	2.46[4]	0.39[4]	—	—	18
Year ended 3-31-2019	11.13	-9.73	21	2.07	0.28	—	—	21
Year ended 3-31-2018	12.33	-0.48	40	2.40	-0.98	—	—	33
Year ended 3-31-2017	12.39	17.44	100	2.34	-0.84	—	—	64
Year ended 3-31-2016	10.55	-22.82	110	2.30	-0.47	—	—	17
Year ended 3-31-2015	13.67	-15.93	187	2.20	-0.65	—	—	22
Class E Shares								
Six-month period ended 9-30-2019 (unaudited)	12.60	-8.76	3	1.27[4]	1.65[4]	2.19[4]	0.73[4]	18
Year ended 3-31-2019	13.81	-9.03	4	1.27	1.17	2.03	0.41	21
Year ended 3-31-2018	15.25	0.66	5	1.27	0.27	2.15	-0.61	33
Year ended 3-31-2017	15.15	18.77	5	1.27	0.25	2.19	-0.67	64
Year ended 3-31-2016	12.81	-22.03	4	1.26	0.59	2.21	-0.36	17
Year ended 3-31-2015	16.43	-15.13	6	1.27	0.32	2.03	-0.44	22
Class I Shares								
Six-month period ended 9-30-2019 (unaudited)	12.82	-8.82	88	1.22[4]	1.69[4]	—	—	18
Year ended 3-31-2019	14.06	-8.86	106	1.10	1.30	—	—	21
Year ended 3-31-2018	15.50	0.71	154	1.20	0.32	—	—	33
Year ended 3-31-2017	15.40	18.88	188	1.19	0.33	—	—	64
Year ended 3-31-2016	13.02	-21.99	103	1.16	0.67	—	—	17
Year ended 3-31-2015	16.69	-14.98	174	1.11	0.47	—	—	22
Class N Shares								
Six-month period ended 9-30-2019 (unaudited)	12.89	-8.71	5	1.03[4]	1.89[4]	—	—	18
Year ended 3-31-2019	14.12	-8.71	5	0.93	1.48	—	—	21
Year ended 3-31-2018	15.58	0.91	6	1.04	0.46	—	—	33
Year ended 3-31-2017	15.44	19.01	10	1.02	0.48	—	—	64
Year ended 3-31-2016	13.06	-21.80	11	1.00	0.92	—	—	17
Year ended 3-31-2015[6]	16.70	-19.94	5	0.95[4]	0.97[4]	—	—	22[7]
Class R Shares								
Six-month period ended 9-30-2019 (unaudited)	12.06	-9.05	12	1.79[4]	1.13[4]	—	—	18
Year ended 3-31-2019	13.26	-9.36	15	1.67	0.73	—	—	21
Year ended 3-31-2018	14.63	0.14	21	1.78	-0.26	—	—	33
Year ended 3-31-2017	14.61	18.11	26	1.77	-0.25	—	—	64
Year ended 3-31-2016	12.37	-22.40	24	1.75	0.10	—	—	17
Year ended 3-31-2015	15.94	-15.53	33	1.69	-0.12	—	—	22
Class Y Shares								
Six-month period ended 9-30-2019 (unaudited)	12.57	-8.91	16	1.44[4]	1.48[4]	—	—	18
Year ended 3-31-2019	13.79	-9.03	18	1.33	1.09	—	—	21
Year ended 3-31-2018	15.21	0.46	26	1.43	0.09	—	—	33
Year ended 3-31-2017	15.14	18.63	32	1.43	0.08	—	—	64
Year ended 3-31-2016	12.80	-22.19	33	1.40	0.42	—	—	17
Year ended 3-31-2015	16.45	-15.16	60	1.35	0.20	—	—	22

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY SCIENCE AND TECHNOLOGY FUND

	Net Asset Value, Beginning of Period	Net Investment Loss[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 9-30-2019 (unaudited)	$65.00	$ (0.16)	$ 4.74	$ 4.58	$—	$ —	$ —
Year ended 3-31-2019	65.33	(0.30)	7.42	7.12	—	(7.45)	(7.45)
Year ended 3-31-2018	56.65	(0.36)	13.46	13.10	—	(4.42)	(4.42)
Year ended 3-31-2017	46.35	(0.32)	10.62	10.30	—	—	—
Year ended 3-31-2016	55.95	(0.35)	(7.99)	(8.34)	—	(1.26)	(1.26)
Year ended 3-31-2015	52.71	(0.36)	4.77	4.41	—	(1.17)	(1.17)
Class B Shares[5]							
Six-month period ended 9-30-2019 (unaudited)	51.83	(0.37)	3.79	3.42	—	—	—
Year ended 3-31-2019	54.08	(0.70)	5.90	5.20	—	(7.45)	(7.45)
Year ended 3-31-2018	47.68	(0.76)	11.33	10.57	—	(4.17)	(4.17)
Year ended 3-31-2017	39.32	(0.59)	8.95	8.36	—	—	—
Year ended 3-31-2016	48.01	(0.63)	(6.80)	(7.43)	—	(1.26)	(1.26)
Year ended 3-31-2015	45.73	(0.65)	4.10	3.45	—	(1.17)	(1.17)
Class C Shares							
Six-month period ended 9-30-2019 (unaudited)	54.26	(0.36)	3.96	3.60	—	—	—
Year ended 3-31-2019	56.20	(0.67)	6.18	5.51	—	(7.45)	(7.45)
Year ended 3-31-2018	49.39	(0.76)	11.74	10.98	—	(4.17)	(4.17)
Year ended 3-31-2017	40.70	(0.59)	9.28	8.69	—	—	—
Year ended 3-31-2016	49.63	(0.63)	(7.04)	(7.67)	—	(1.26)	(1.26)
Year ended 3-31-2015	47.21	(0.65)	4.24	3.59	—	(1.17)	(1.17)
Class E Shares							
Six-month period ended 9-30-2019 (unaudited)	64.37	(0.20)	4.70	4.50	—	—	—
Year ended 3-31-2019	64.88	(0.39)	7.33	6.94	—	(7.45)	(7.45)
Year ended 3-31-2018	56.28	(0.44)	13.43	12.99	—	(4.39)	(4.39)
Year ended 3-31-2017	46.08	(0.33)	10.53	10.20	—	—	—
Year ended 3-31-2016	55.70	(0.42)	(7.94)	(8.36)	—	(1.26)	(1.26)
Year ended 3-31-2015	52.57	(0.45)	4.75	4.30	—	(1.17)	(1.17)
Class I Shares							
Six-month period ended 9-30-2019 (unaudited)	72.51	(0.11)	5.30	5.19	—	—	—
Year ended 3-31-2019	71.85	(0.17)	8.28	8.11	—	(7.45)	(7.45)
Year ended 3-31-2018	61.88	(0.26)	14.77	14.51	—	(4.54)	(4.54)
Year ended 3-31-2017	50.49	(0.19)	11.58	11.39	—	—	—
Year ended 3-31-2016	60.64	(0.22)	(8.67)	(8.89)	—	(1.26)	(1.26)
Year ended 3-31-2015	56.87	(0.23)	5.17	4.94	—	(1.17)	(1.17)
Class N Shares							
Six-month period ended 9-30-2019 (unaudited)	73.03	(0.05)	5.34	5.29	—	—	—
Year ended 3-31-2019	72.20	(0.04)	8.32	8.28	—	(7.45)	(7.45)
Year ended 3-31-2018	62.13	(0.17)	14.85	14.68	—	(4.61)	(4.61)
Year ended 3-31-2017	50.62	(0.10)	11.61	11.51	—	—	—
Year ended 3-31-2016	60.70	(0.12)	(8.70)	(8.82)	—	(1.26)	(1.26)
Year ended 3-31-2015[6]	57.21	(0.12)	4.78	4.66	—	(1.17)	(1.17)
Class R Shares							
Six-month period ended 9-30-2019 (unaudited)	62.89	(0.29)	4.59	4.30	—	—	—
Year ended 3-31-2019	63.68	(0.52)	7.18	6.66	—	(7.45)	(7.45)
Year ended 3-31-2018	55.38	(0.61)	13.18	12.57	—	(4.27)	(4.27)
Year ended 3-31-2017	45.45	(0.46)	10.39	9.93	—	—	—
Year ended 3-31-2016	55.05	(0.49)	(7.85)	(8.34)	—	(1.26)	(1.26)
Year ended 3-31-2015	52.04	(0.52)	4.70	4.18	—	(1.17)	(1.17)
Class Y Shares							
Six-month period ended 9-30-2019 (unaudited)	69.01	(0.18)	5.05	4.87	—	—	—
Year ended 3-31-2019	68.90	(0.31)	7.87	7.56	—	(7.45)	(7.45)
Year ended 3-31-2018	59.54	(0.43)	14.21	13.78	—	(4.42)	(4.42)
Year ended 3-31-2017	48.70	(0.31)	11.15	10.84	—	—	—
Year ended 3-31-2016	58.68	(0.34)	(8.38)	(8.72)	—	(1.26)	(1.26)
Year ended 3-31-2015	55.20	(0.35)	5.00	4.65	—	(1.17)	(1.17)

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(6) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(7) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

(8) Expense ratio based on the period excluding reorganization expenses was 1.22%.

(9) Expense ratio based on the period excluding reorganization expenses was 2.03%.

(10) Expense ratio based on the period excluding reorganization expenses was 1.30%.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Loss to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Loss to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 9-30-2019 (unaudited)	$69.58	7.05%	$ 4,001	1.18%[4]	-0.47%[4]	—%	—%	14%
Year ended 3-31-2019	65.00	12.63	3,956	1.20	-0.45	—	—	14
Year ended 3-31-2018	65.33	23.34	4,018	1.22	-0.56	—	—	22
Year ended 3-31-2017	56.65	22.22	1,026	1.30	-0.66	—	—	16
Year ended 3-31-2016	46.35	-15.10	1,790	1.28	-0.69	—	—	24
Year ended 3-31-2015	55.95	8.48	2,198	1.26	-0.67	—	—	32
Class B Shares[5]								
Six-month period ended 9-30-2019 (unaudited)	55.25	6.58	32	2.03[4]	-1.33[4]	2.06[4]	-1.36[4]	14
Year ended 3-31-2019	51.83	11.70	37	2.05[9]	-1.29	2.06	-1.30	14
Year ended 3-31-2018	54.08	22.36	48	2.03	-1.42	—	—	22
Year ended 3-31-2017	47.68	21.26	48	2.06	-1.41	—	—	16
Year ended 3-31-2016	39.32	-15.71	52	2.02	-1.42	—	—	24
Year ended 3-31-2015	48.01	7.67	69	2.01	-1.42	—	—	32
Class C Shares								
Six-month period ended 9-30-2019 (unaudited)	57.86	6.61	493	1.95[4]	-1.24[4]	—	—	14
Year ended 3-31-2019	54.26	11.79	532	1.94	-1.18	—	—	14
Year ended 3-31-2018	56.20	22.44	608	1.98	-1.38	—	—	22
Year ended 3-31-2017	49.39	21.35	683	2.00	-1.35	—	—	16
Year ended 3-31-2016	40.70	-15.68	833	1.97	-1.37	—	—	24
Year ended 3-31-2015	49.63	7.73	999	1.95	-1.37	—	—	32
Class E Shares								
Six-month period ended 9-30-2019 (unaudited)	68.87	6.98	38	1.30[4]	-0.59[4]	1.37[4]	-0.66[4]	14
Year ended 3-31-2019	64.37	12.46	36	1.35[10]	-0.60	1.45	-0.70	14
Year ended 3-31-2018	64.88	23.28	32	1.30	-0.69	1.46	-0.85	22
Year ended 3-31-2017	56.28	22.13	25	1.33	-0.67	1.58	-0.92	16
Year ended 3-31-2016	46.08	-15.21	21	1.41	-0.82	1.54	-0.95	24
Year ended 3-31-2015	55.70	8.29	22	1.43	-0.84	1.55	-0.96	32
Class I Shares								
Six-month period ended 9-30-2019 (unaudited)	77.70	7.16	2,158	0.98[4]	-0.27[4]	—	—	14
Year ended 3-31-2019	72.51	12.88	2,203	0.98	-0.23	—	—	14
Year ended 3-31-2018	71.85	23.63	2,235	1.00	-0.37	—	—	22
Year ended 3-31-2017	61.88	22.56	1,327	1.00	-0.35	—	—	16
Year ended 3-31-2016	50.49	-14.84	1,364	0.97	-0.39	—	—	24
Year ended 3-31-2015	60.64	8.79	1,871	0.97	-0.39	—	—	32
Class N Shares								
Six-month period ended 9-30-2019 (unaudited)	78.32	7.23	99	0.83[4]	-0.12[4]	—	—	14
Year ended 3-31-2019	73.03	13.07	101	0.82	-0.05	—	—	14
Year ended 3-31-2018	72.20	23.82	73	0.85	-0.24	—	—	22
Year ended 3-31-2017	62.13	22.74	93	0.85	-0.18	—	—	16
Year ended 3-31-2016	50.62	-14.71	65	0.83	-0.22	—	—	24
Year ended 3-31-2015[6]	60.70	8.25	12	0.82[4]	-0.32[4]	—	—	32[7]
Class R Shares								
Six-month period ended 9-30-2019 (unaudited)	67.19	6.82	123	1.57[4]	-0.86[4]	—	—	14
Year ended 3-31-2019	62.89	12.23	127	1.56	-0.81	—	—	14
Year ended 3-31-2018	63.68	22.91	129	1.58	-0.98	—	—	22
Year ended 3-31-2017	55.38	21.85	108	1.59	-0.94	—	—	16
Year ended 3-31-2016	45.45	-15.35	110	1.57	-0.98	—	—	24
Year ended 3-31-2015	55.05	8.15	114	1.57	-0.98	—	—	32
Class Y Shares								
Six-month period ended 9-30-2019 (unaudited)	73.88	7.04	410	1.18[4]	-0.47[4]	1.22[4]	-0.51[4]	14
Year ended 3-31-2019	69.01	12.64	442	1.20	-0.44	1.21	-0.45	14
Year ended 3-31-2018	68.90	23.33	554	1.24[8]	-0.64	—	—	22
Year ended 3-31-2017	59.54	22.26	644	1.24	-0.59	—	—	16
Year ended 3-31-2016	48.70	-15.04	754	1.22	-0.63	—	—	24
Year ended 3-31-2015	58.68	8.53	1,030	1.22	-0.63	—	—	32

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY SECURIAN REAL ESTATE SECURITIES FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 9-30-2019 (unaudited)	$24.45	$ 0.25	$ 1.76	$ 2.01	$ (0.14)	$ —	$ (0.14)
Year ended 3-31-2019	22.41	0.30	3.35	3.65	(0.33)	(1.28)	(1.61)
Year ended 3-31-2018	25.94	0.39	(0.82)	(0.43)	(0.18)	(2.92)	(3.10)
Year ended 3-31-2017	28.60	0.24	(0.26)	(0.02)	(0.35)	(2.29)	(2.64)
Year ended 3-31-2016	29.38	0.33	0.52	0.85	(0.29)	(1.34)	(1.63)
Year ended 3-31-2015	24.35	0.21	5.86	6.07	(0.17)	(0.87)	(1.04)
Class B Shares[5]							
Six-month period ended 9-30-2019 (unaudited)	23.45	0.11	1.69	1.80	(0.03)	—	(0.03)
Year ended 3-31-2019	21.54	0.08	3.19	3.27	(0.08)	(1.28)	(1.36)
Year ended 3-31-2018	25.11	0.14	(0.79)	(0.65)	—	(2.92)	(2.92)
Year ended 3-31-2017	27.80	(0.03)	(0.23)	(0.26)	(0.14)	(2.29)	(2.43)
Year ended 3-31-2016	28.58	0.11	0.48	0.59	(0.03)	(1.34)	(1.37)
Year ended 3-31-2015	23.77	(0.03)	5.67	5.64	—	(0.83)	(0.83)
Class C Shares							
Six-month period ended 9-30-2019 (unaudited)	23.86	0.13	1.74	1.87	(0.05)	—	(0.05)
Year ended 3-31-2019	21.90	0.17	3.21	3.38	(0.14)	(1.28)	(1.42)
Year ended 3-31-2018	25.45	0.23	(0.84)	(0.61)	(0.02)	(2.92)	(2.94)
Year ended 3-31-2017	28.15	(0.01)	(0.21)	(0.22)	(0.19)	(2.29)	(2.48)
Year ended 3-31-2016	28.92	0.13	0.52	0.65	(0.08)	(1.34)	(1.42)
Year ended 3-31-2015	24.02	0.00*	5.78	5.78	(0.01)	(0.87)	(0.88)
Class E Shares							
Six-month period ended 9-30-2019 (unaudited)	24.45	0.25	1.76	2.01	(0.14)	—	(0.14)
Year ended 3-31-2019	22.41	0.29	3.36	3.65	(0.33)	(1.28)	(1.61)
Year ended 3-31-2018	25.94	0.34	(0.77)	(0.43)	(0.18)	(2.92)	(3.10)
Year ended 3-31-2017	28.60	0.12	(0.15)	(0.03)	(0.34)	(2.29)	(2.63)
Year ended 3-31-2016	29.37	0.30	0.54	0.84	(0.27)	(1.34)	(1.61)
Year ended 3-31-2015	24.35	0.13	5.87	6.00	(0.11)	(0.87)	(0.98)
Class I Shares							
Six-month period ended 9-30-2019 (unaudited)	24.63	0.30	1.77	2.07	(0.18)	—	(0.18)
Year ended 3-31-2019	22.57	0.39	3.36	3.75	(0.41)	(1.28)	(1.69)
Year ended 3-31-2018	26.11	0.41	(0.74)	(0.33)	(0.29)	(2.92)	(3.21)
Year ended 3-31-2017	28.75	0.13	(0.05)	0.08	(0.43)	(2.29)	(2.72)
Year ended 3-31-2016	29.53	0.44	0.54	0.98	(0.42)	(1.34)	(1.76)
Year ended 3-31-2015	24.50	0.32	5.90	6.22	(0.32)	(0.87)	(1.19)
Class N Shares							
Six-month period ended 9-30-2019 (unaudited)	24.66	0.32	1.78	2.10	(0.20)	—	(0.20)
Year ended 3-31-2019	22.59	0.57	3.23	3.80	(0.45)	(1.28)	(1.73)
Year ended 3-31-2018	26.15	0.63	(0.92)	(0.29)	(0.35)	(2.92)	(3.27)
Year ended 3-31-2017	28.78	0.29	(0.16)	0.13	(0.47)	(2.29)	(2.76)
Year ended 3-31-2016	29.56	0.50	0.52	1.02	(0.46)	(1.34)	(1.80)
Year ended 3-31-2015[6]	26.13	0.20	4.34	4.54	(0.24)	(0.87)	(1.11)
Class R Shares							
Six-month period ended 9-30-2019 (unaudited)	24.42	0.20	1.78	1.98	(0.11)	—	(0.11)
Year ended 3-31-2019	22.39	0.25	3.34	3.59	(0.28)	(1.28)	(1.56)
Year ended 3-31-2018	25.92	0.36	(0.85)	(0.49)	(0.12)	(2.92)	(3.04)
Year ended 3-31-2017	28.59	0.09	(0.17)	(0.08)	(0.30)	(2.29)	(2.59)
Year ended 3-31-2016	29.37	0.31	0.49	0.80	(0.24)	(1.34)	(1.58)
Year ended 3-31-2015	24.35	0.20	5.81	6.01	(0.12)	(0.87)	(0.99)
Class Y Shares							
Six-month period ended 9-30-2019 (unaudited)	24.48	0.27	1.77	2.04	(0.16)	—	(0.16)
Year ended 3-31-2019	22.44	0.34	3.34	3.68	(0.36)	(1.28)	(1.64)
Year ended 3-31-2018	25.97	0.40	(0.79)	(0.39)	(0.22)	(2.92)	(3.14)
Year ended 3-31-2017	28.62	0.24	(0.21)	0.03	(0.39)	(2.29)	(2.68)
Year ended 3-31-2016	29.40	0.40	0.51	0.91	(0.35)	(1.34)	(1.69)
Year ended 3-31-2015	24.39	0.28	5.84	6.12	(0.24)	(0.87)	(1.11)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(6) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(7) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 9-30-2019 (unaudited)	$26.32	8.24%	$ 173	1.45%[4]	1.98%[4]	1.55%[4]	1.88%[4]	20%
Year ended 3-31-2019	24.45	16.83	173	1.44	1.29	1.54	1.19	69
Year ended 3-31-2018	22.41	-2.58	189	1.42	1.51	1.52	1.41	68
Year ended 3-31-2017	25.94	0.02	261	1.43	0.87	1.53	0.77	77
Year ended 3-31-2016	28.60	3.41	507	1.47	1.22	1.57	1.12	66
Year ended 3-31-2015	29.38	25.19	543	1.46	0.78	1.56	0.68	48
Class B Shares[5]								
Six-month period ended 9-30-2019 (unaudited)	25.22	7.69	1	2.48[4]	0.92[4]	2.58[4]	0.82[4]	20
Year ended 3-31-2019	23.45	15.61	2	2.44	0.38	2.54	0.28	69
Year ended 3-31-2018	21.54	-3.48	2	2.39	0.57	2.49	0.47	68
Year ended 3-31-2017	25.11	-0.88	3	2.34	-0.10	2.44	-0.20	77
Year ended 3-31-2016	27.80	2.48	5	2.37	0.41	2.47	0.31	66
Year ended 3-31-2015	28.58	23.95	6	2.41	-0.10	2.51	-0.20	48
Class C Shares								
Six-month period ended 9-30-2019 (unaudited)	25.68	7.83	4	2.28[4]	1.06[4]	2.38[4]	0.96[4]	20
Year ended 3-31-2019	23.86	15.90	6	2.19	0.74	2.29	0.64	69
Year ended 3-31-2018	21.90	-3.26	8	2.19	0.93	2.29	0.83	68
Year ended 3-31-2017	25.45	-0.72	15	2.16	-0.02	2.26	-0.12	77
Year ended 3-31-2016	28.15	2.67	19	2.18	0.48	2.28	0.38	66
Year ended 3-31-2015	28.92	24.27	21	2.18	0.01	2.28	-0.09	48
Class E Shares								
Six-month period ended 9-30-2019 (unaudited)	26.32	8.25	3	1.41[4]	2.00[4]	1.77[4]	1.64[4]	20
Year ended 3-31-2019	24.45	16.80	3	1.42	1.24	1.79	0.87	69
Year ended 3-31-2018	22.41	-2.54	3	1.43	1.34	1.79	0.98	68
Year ended 3-31-2017	25.94	0.00	4	1.45	0.44	1.79	0.10	77
Year ended 3-31-2016	28.60	3.36	4	1.52	1.11	1.87	0.76	66
Year ended 3-31-2015	29.37	24.88	4	1.67	0.49	1.93	0.23	48
Class I Shares								
Six-month period ended 9-30-2019 (unaudited)	26.52	8.45	163	1.10[4]	2.34[4]	1.20[4]	2.24[4]	20
Year ended 3-31-2019	24.63	17.22	160	1.07	1.65	1.17	1.55	69
Year ended 3-31-2018	22.57	-2.17	173	1.06	1.60	1.16	1.50	68
Year ended 3-31-2017	26.11	0.39	208	1.05	0.45	1.15	0.35	77
Year ended 3-31-2016	28.75	3.86	13	1.03	1.58	1.13	1.48	66
Year ended 3-31-2015	29.53	25.74	13	1.02	1.18	1.12	1.08	48
Class N Shares								
Six-month period ended 9-30-2019 (unaudited)	26.56	8.56	1	0.95[4]	2.51[4]	1.05[4]	2.41[4]	20
Year ended 3-31-2019	24.66	17.42	1	0.91	2.40	1.01	2.30	69
Year ended 3-31-2018	22.59	-2.04	1	0.89	2.38	0.99	2.28	68
Year ended 3-31-2017	26.15	0.56	3	0.87	1.04	0.97	0.94	77
Year ended 3-31-2016	28.78	4.02	3	0.87	1.83	0.97	1.73	66
Year ended 3-31-2015[6]	29.56	17.66	4	0.86[4]	1.10[4]	0.96[4]	1.00[4]	48[7]
Class R Shares								
Six-month period ended 9-30-2019 (unaudited)	26.29	8.13	1	1.68[4]	1.63[4]	1.78[4]	1.53[4]	20
Year ended 3-31-2019	24.42	16.57	1	1.64	1.05	1.74	0.95	69
Year ended 3-31-2018	22.39	-2.79	1	1.66	1.40	1.76	1.30	68
Year ended 3-31-2017	25.92	-0.18	2	1.64	0.33	1.74	0.23	77
Year ended 3-31-2016	28.59	3.21	2	1.65	1.13	1.75	1.03	66
Year ended 3-31-2015	29.37	24.92	2	1.64	0.72	1.74	0.62	48
Class Y Shares								
Six-month period ended 9-30-2019 (unaudited)	26.36	8.35	91	1.30[4]	2.14[4]	1.40[4]	2.04[4]	20
Year ended 3-31-2019	24.48	16.99	90	1.28	1.45	1.38	1.35	69
Year ended 3-31-2018	22.44	-2.42	98	1.27	1.57	1.37	1.47	68
Year ended 3-31-2017	25.97	0.19	129	1.26	0.86	1.36	0.76	77
Year ended 3-31-2016	28.62	3.62	152	1.26	1.46	1.36	1.36	66
Year ended 3-31-2015	29.40	25.41	180	1.26	1.05	1.36	0.95	48

See Accompanying Notes to Financial Statements.

1. ORGANIZATION

Ivy Funds, a Delaware statutory trust (the "Trust"), is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end management investment company. Ivy Asset Strategy Fund, Ivy Balanced Fund, Ivy Energy Fund, Ivy LaSalle Global Real Estate Fund, Ivy Natural Resources Fund, Ivy Science and Technology Fund and Ivy Securian Real Estate Securities Fund (each, a "Fund") are seven series of the Trust and are the only series of the Trust included in these financial statements. The investment objective(s), policies and risk factors of each Fund are described more fully in the Funds' Prospectus and Statement of Additional Information ("SAI"). Each Fund's investment manager is Ivy Investment Management Company ("IICO" or the "Manager").

Each Fund offers Class A, Class B, Class C, Class I, Class N, Class Y, and Class R shares. The Funds' Class B shares are not available for purchase by new and existing investors. Class B shares will continue to be available for dividend reinvestment and exchanges from Class B shares of another fund within Ivy Funds. Certain Funds may also offer Class E shares. Class E shares are closed for all investments in the Ivy Balanced Fund and Ivy Energy Fund. Class A and Class E shares are sold at their offering price, which is normally net asset value ("NAV") plus a front-end sales charge. For Class A shares, a 1% contingent deferred sales charge ("CDSC") is only imposed on shares purchased at NAV for $1 million or more that are subsequently redeemed within 12 months of purchase. Class B and Class C shares are sold without a front-end sales charge, but may be subject to a CDSC. Class I, Class N, Class R and Class Y shares are sold without either a front-end sales charge or a CDSC. All classes of shares have identical rights and voting privileges with respect to the Fund in general and exclusive voting rights on matters that affect that class alone. Net investment income, net assets and NAV per share may differ due to each class having its own expenses, such as transfer agent and shareholder servicing fees, directly attributable to that class. Class A, B, C, E, R and Y have a distribution and service plan. Class I shares and Class N shares are not included in the plan. With certain exceptions described in the Prospectus, Class B shares will automatically convert to Class A shares 96 months after the date of purchase. With certain exceptions described in the Prospectus, Class C shares will automatically convert to Class A shares 120 months after the date of purchase.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies consistently followed by each Fund.

Security Transactions and Related Investment Income. Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Realized gains and losses are calculated on the identified cost basis. Interest income is recorded on the accrual basis and includes paydown gain (loss) and accretion of discounts and amortization of premiums. Dividend income is recorded on the ex-dividend date, except certain dividends from foreign securities where the ex-dividend date may have passed, which are recorded as soon as the Fund is informed of the ex-dividend date. All or a portion of the distributions received from a real estate investment trust or publicly traded partnership may be designated as a reduction of cost of the related investment or realized gain.

Foreign Currency Translation. Each Fund's accounting records are maintained in U.S. dollars. All assets and liabilities denominated in foreign currencies are translated into U.S. dollars daily, using foreign exchange rates obtained from an independent pricing service approved by the Board of Trustees of the Trust (the "Board"). Purchases and sales of investment securities and accruals of income and expenses are translated at the rate of exchange prevailing on the date of the transaction. For assets and liabilities other than investments in securities, net realized and unrealized gains and losses from foreign currency translation arise from changes in currency exchange rates. Each Fund combines fluctuations from currency exchange rates and fluctuations in value when computing net realized gain (loss) and net change in unrealized appreciation (depreciation) on investments. Foreign exchange rates are typically valued as of the close of the New York Stock Exchange ("NYSE"), normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

Allocation of Income, Expenses, Gains and Losses. Income, expenses (other than those attributable to a specific class), gains and losses are allocated on a daily basis to each class of shares based upon the relative proportion of net assets represented by such class. Operating expenses directly attributable to a specific class are charged against the operations of that class.

Income Taxes. It is the policy of each Fund to distribute all of its taxable income and capital gains to its shareholders and to otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, each Fund intends to pay distributions as required to avoid imposition of excise tax. Accordingly, no provision has been made for Federal income taxes. The Funds file income tax returns in U.S. federal and applicable state jurisdictions. The Funds' tax returns are subject to examination by the relevant taxing authority until expiration of the applicable statute of limitations, which is generally three years after the filing of the tax returns. Management of the Trust periodically reviews all tax positions to assess whether it is more likely than not that the position would be sustained upon examination by the relevant tax authority based on the technical merits of each position. As of the date of these financial statements, management believes that no liability for unrecognized tax positions is required.

Dividends and Distributions to Shareholders. Dividends and distributions to shareholders are recorded by each Fund on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations, which may differ from accounting principles generally accepted in the United States of America ("U.S. GAAP"). If the total dividends and distributions made in any tax year exceed net investment income and accumulated realized capital gains, a portion of the total distribution may be treated as a return of capital for tax purposes.

Segregation and Collateralization. In cases in which the 1940 Act and the interpretive positions of the Securities and Exchange Commission ("SEC"), the Dodd Frank Wall Street Reform and Consumer Protection Act, or the interpretive rules and regulations of the U.S. Commodities Futures Trading Commission require that a Fund either deliver collateral or segregate assets in connection with certain investments (e.g., dollar rolls, financial futures contracts, foreign currency exchange contracts, options written, securities with extended settlement periods, and swaps), the Fund will segregate collateral or designate on its books and records, cash or other liquid securities having a value at least equal to the amount that is required to be physically segregated for the benefit of the counterparty. Furthermore, based on requirements and agreements with certain exchanges and third party broker-dealers, each party has requirements to deliver/deposit cash or securities as collateral for certain investments. Certain countries require that cash reserves be held while investing in companies incorporated in that country. These cash reserves and cash collateral that has been pledged to cover obligations of the Funds under derivative contracts, if any, will be reported separately on the Statement of Assets and Liabilities as "Restricted cash". Securities collateral pledged for the same purpose, if any, is noted on the Schedule of Investments.

Concentration of Market and Credit Risk. In the normal course of business, the Funds invest in securities and enter into transactions where risks exist due to fluctuations in the market (market risk) or failure of the issuer of a security to meet all its obligations (issuer credit risk). The value of securities held by the Funds may decline in response to certain events, including those directly involving the issuers whose securities are owned by the Funds; conditions affecting the general economy; overall market changes; local, regional or global political, social or economic instability; and currency and interest rate and price fluctuations. Similar to issuer credit risk, the Funds may be exposed to counterparty credit risk, or the risk that an entity with which the Funds have unsettled or open transactions may fail to or be unable to perform on its commitments. The Funds manage counterparty credit risk by entering into transactions only with counterparties that they believe have the financial resources to honor their obligations and by monitoring the financial stability of those counterparties. Financial assets, which potentially expose the Funds to market, issuer and counterparty credit risks, consist principally of financial instruments and receivables due from counterparties. The extent of the Funds' exposure to market, issuer and counterparty credit risks with respect to these financial assets is generally approximated by their value recorded on the Funds' Statement of Assets and Liabilities, less any collateral held by the Funds.

Certain Funds may hold high-yield or non-investment-grade bonds, that may be subject to a greater degree of credit risk. Credit risk relates to the ability of the issuer to meet interest or principal payments or both as they become due. The Funds may acquire securities in default and are not obligated to dispose of securities whose issuers subsequently default.

Certain Funds may enter into financial instrument transactions (such as swaps, futures, options and other derivatives) that may have off-balance sheet market risk. Off-balance sheet market risk exists when the maximum potential loss on a particular financial instrument is greater than the value of such financial instrument, as reflected on the Statement of Assets and Liabilities.

If a Fund invests directly in foreign currencies or in securities that trade in, and receive revenues in, foreign currencies, or in financial derivatives that provide exposure to foreign currencies, it will be subject to the risk that those currencies will decline in value relative to the base currency of the Fund, or, in the case of hedging positions, that the Fund's base currency will decline in value relative to the currency being hedged. Currency rates in foreign countries may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates, intervention (or the failure to intervene) by U.S. or foreign governments, central banks or supranational entities such as the International Monetary Fund, or by the imposition of currency controls or other political developments in the United States or abroad.

The London Interbank Offered Rate "LIBOR" is an indicative measure of the average interest rate at which major global banks could borrow from one another. LIBOR is quoted in multiple currencies and multiple time frames using data reported by private-sector banks. LIBOR is used extensively in the United States and globally as a "benchmark" or "reference rate" for various commercial and financial contracts, including corporate and municipal bonds and loans, floating rate mortgages, asset-backed securities, consumer loans, and interest rate swaps and other derivatives.

It is expected that a number of private-sector banks currently reporting information used to set LIBOR will stop doing so after 2021 when their current reporting commitment ends, which could either cause LIBOR to stop publication immediately or cause LIBOR's regulator to determine that its quality has degraded to the degree that it is no longer representative of its underlying market.

Management believes that, with respect to any significant investments by the Funds in instruments linked to LIBOR, the impact on investments and discontinuation of LIBOR may represent a significant risk.

However, management acknowledges that the anticipated transition away from LIBOR will occur after 2021 and certain of the current investments will mature prior to that time. Furthermore, the ways in which LIBOR's discontinuation potentially could impact the Funds' investments is not fully known. The extent of that impact may vary depending on various factors, which include, but are not limited to: (i) existing fallback or termination provisions in individual contracts and (ii) whether, how, and when industry participants develop and adopt new successor reference rates and/or fallbacks for both legacy and new instruments.

In addition, the transition to a successor rate could potentially cause (i) increased volatility or illiquidity in markets for instruments that currently rely on LIBOR, (ii) a reduction in the value of certain instruments held by a Fund, or (iii) reduced effectiveness of related Fund transactions, such as hedging.

As the impacts of the transition become clearer during the next year, Management will be evaluating the impacts of these changes.

Inflation-Indexed Bonds. Certain Funds may invest in inflation-indexed bonds. Inflation-indexed bonds are fixed-income securities whose principal value is periodically adjusted to the rate of inflation. The interest rate on these bonds is generally fixed at issuance at a rate lower than typical bonds. Over the life of an inflation-indexed bond, however, interest will be paid based on a principal value, which is adjusted for inflation. Any increase or decrease in the principal amount of an inflation-indexed bond will be included as interest income on the Statement of Operations, even though investors do not receive their principal until maturity.

Interest Only Obligations. These securities entitle the owner to receive only the interest portion from a bond, Treasury note or pool of mortgages. These securities are generally created by a third party separating a bond or pool of mortgages into distinct interest-only and principal-only securities. As the principal (par) amount of a bond or pool of mortgages is paid down, the amount of interest income earned by the owner will decline as well.

Loans. Certain Funds may invest in loans, the interest rates of which float or adjust periodically based upon a specified adjustment schedule, benchmark indicator, or prevailing interest rates, the debtor of which may be a domestic or foreign corporation, partnership or other entity ("Borrower"). Loans generally pay interest at rates which are periodically redetermined by reference to a base lending rate plus a premium. These base lending rates generally include prime rates of one or more major U.S. banks, the LIBOR or certificates of deposit rates. Loans often require prepayments from excess cash flow or permit the Borrower to repay at its election. The degree to which Borrowers repay cannot be predicted with accuracy. As a result, the actual maturity may be substantially less than the stated maturities. Loans are exempt from registration under the Securities Act of 1933, as amended, may contain certain restrictions on resale, and cannot be sold publicly. A Fund's investments in loans may be in the form of participations in loans or assignments of all or a portion of loans from third parties.

When a Fund purchases assignments, it acquires all the rights and obligations under the loan agreement of the assigning lender. Assignments may, however, be arranged through private negotiations between potential assignees and potential assignors, and the rights and obligations acquired by the purchaser of an assignment may differ from, and be more limited than those held by the assigning lender. When a Fund purchases a participation of a loan interest, the Fund typically enters into a contractual agreement with the lender or other third party selling the participation. A participation interest in loans includes the right to receive payments of principal, interest and any fees to which it is entitled from the lender and only upon receipt by the lender of payments from the Borrower, but not from the Borrower directly. When investing in a participation interest, if a Borrower is unable to meet its obligations under a loan agreement, a Fund generally has no direct right to enforce compliance with the terms of the loan agreement. As a result, the Fund assumes the credit risk of the Borrower, the selling participant, and any other persons that are interpositioned between the Fund and the Borrower. If the lead lender in a typical lending syndicate becomes insolvent, enters Federal Deposit Insurance Corporation ("FDIC") receivership or, if not FDIC insured, enters into bankruptcy, the Fund may incur certain costs and delays in receiving payment or may suffer a loss of principal and interest.

Payment In-Kind Securities. Certain Funds may invest in payment in-kind securities ("PIKs"). PIKs give the issuer the option at each interest payment date of making interest payments in cash or in additional debt securities. Those additional debt securities usually have the same terms, including maturity dates and interest rates, and associated risks as the original bonds. The daily market quotations of the original bonds may include the accrued interest (referred to as a dirty price) and require a pro-rata adjustment from the unrealized appreciation or depreciation on investments to interest receivable on the Statement of Assets and Liabilities.

Securities on a When-Issued or Delayed Delivery Basis. Certain Funds may purchase securities on a "when-issued" basis, and may purchase or sell securities on a "delayed delivery" basis. "When-issued" or "delayed delivery" refers to securities whose terms and indenture are available and for which a market exists, but which are not available for immediate delivery. Delivery and payment for securities that have been purchased by a Fund on a when-issued basis normally take place within six months and possibly as long as two years or more after the trade date. During this period, such securities do not earn interest, are subject to market fluctuation and may increase or decrease in value prior to their delivery. The

purchase of securities on a when-issued basis may increase the volatility of a Fund's NAV to the extent the Fund executes such transactions while remaining substantially fully invested. When a Fund engages in when-issued or delayed delivery transactions, it relies on the buyer or seller, as the case may be, to complete the transaction. Their failure to do so may cause the Fund to lose the opportunity to obtain or dispose of the security at a price and yield IICO, or the Fund's investment subadviser, as applicable, consider advantageous. The Fund maintains internally designated assets with a value equal to or greater than the amount of its purchase commitments. The Fund may also sell securities that it purchased on a when-issued or delayed delivery basis prior to settlement of the original purchase.

Custodian Fees. "Custodian fees" on the Statement of Operations may include interest expense incurred by a Fund on any cash overdrafts of its custodian account during the period. Such cash overdrafts may result from the effects of failed trades in portfolio securities and from cash outflows resulting from unanticipated shareholder redemption activity. A Fund pays interest to its custodian on such cash overdrafts, to the extent they are not offset by positive cash balances maintained by that Fund. The "Earnings credit" line item, if shown, represents earnings on cash balances maintained by that Fund during the period. Such interest expense and other custodian fees may be paid with these earnings.

Indemnification. The Trust's organizational documents provide current and former Trustees and Officers with a limited indemnification against liabilities arising in connection with the performance of their duties to the Trust. In the normal course of business, the Trust may also enter into contracts that provide general indemnification. The Trust's maximum exposure under these arrangements is unknown and is dependent on future claims that may be made against the Trust. The risk of material loss from such claims is considered remote.

Basis of Preparation. Each Fund is an investment company and follows accounting and reporting guidance in the Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 946 ("ASC 946"). The accompanying financial statements were prepared in accordance with U.S. GAAP, including but not limited to ASC 946. U.S. GAAP requires the use of estimates made by management. Management believes that estimates and valuations are appropriate; however, actual results may differ from those estimates, and the valuations reflected in the accompanying financial statements may differ from the value ultimately realized upon sale or maturity.

Subsequent Events. Management has performed a review for subsequent events through the date this report was issued.

3. INVESTMENT VALUATION AND FAIR VALUE MEASUREMENTS

Each Fund's investments are reported at fair value. Fair value is defined as the price that each Fund would receive upon selling an asset or would pay upon satisfying a liability in an orderly transaction between market participants at the measurement date. Each Fund calculates the NAV of its shares as of the close of the NYSE, normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

For purposes of calculating the NAV, the portfolio securities and financial instruments are valued on each business day using pricing and valuation methods as adopted by the Board. Where market quotes are readily available, fair value is generally determined on the basis of the last reported sales price, or if no sales are reported, based on quotes obtained from a quotation reporting system, established market makers, or pricing services.

Prices for fixed-income securities are typically based on quotes that are obtained from an independent pricing service approved by the Board. To determine values of fixed-income securities, the independent pricing service utilizes such factors as current quotations by broker/dealers, coupon, maturity, quality, type of issue, trading characteristics, and other yield and risk factors it deems relevant in determining valuations. Securities that cannot be valued by the independent pricing service may be valued using quotes obtained from dealers that make markets in the securities.

Short-term securities with maturities of 60 days or less are valued based on quotes that are obtained from an independent pricing service approved by the Board as described in the preceding paragraph above.

Because many foreign markets close before the NYSE, events may occur between the close of the foreign market and the close of the NYSE that could have a material impact on the valuation of foreign securities. Waddell & Reed Services Company ("WRSCO"), pursuant to procedures adopted by the Board, evaluates the impact of these events and may adjust the valuation of foreign securities to reflect the fair value as of the close of the NYSE. In addition, all securities for which values are not readily available or are deemed unreliable are appraised at fair value as determined in good faith under the supervision of the Board.

Where market quotes are not readily available, portfolio securities or financial instruments are valued at fair value, as determined in good faith by the Board or Valuation Committee pursuant to procedures approved by the Board.

Market quotes are considered not readily available in circumstances where there is an absence of current or reliable market-based data (e.g., trade information or broker quotes), including where events occur after the close of the relevant market, but prior to the NYSE close, that materially affect the values of a Fund's securities or financial instruments. In addition, market quotes are considered not readily available when, due to extraordinary circumstances, the exchanges or markets on which the securities trade do not open for trading for the entire day and no other market prices are available.

The Board has delegated to WRSCO the responsibility for monitoring significant events that may materially affect the values of a Fund's securities or financial instruments and for determining whether the value of the applicable securities or financial instruments should be re-evaluated in light of such significant events. IICO, pursuant to authority delegated by the Board, has established a Valuation Committee to administer and oversee the valuation process, including the use of third party pricing vendors.

The Board has adopted methods for valuing securities and financial instruments in circumstances where market quotes are not readily available. For instances in which daily market quotes are not readily available, investments may be valued, pursuant to procedures established by the Board, with reference to other securities or indices. In the event that the security or financial instrument cannot be valued pursuant to one of the valuation methods established by the Board, the value of the security or financial instrument will be determined in good faith by the Valuation Committee in accordance with the procedures adopted by the Board.

When a Fund uses these fair valuation methods applied by WRSCO that use significant unobservable inputs to determine its NAV, securities will be priced by a method that the Board or persons acting at its direction believe accurately reflects fair value and are categorized as Level 3 of the fair value hierarchy. These methods may require subjective determinations about the value of a security. The prices used by a Fund may differ from the value that will ultimately be realized at the time the securities are sold.

WRSCO is responsible for monitoring the implementation of the pricing and valuation policies through a series of activities to provide reasonable comfort of the accuracy of prices including: 1) periodic vendor due diligence meetings to review methodologies, new developments, and process at vendors, 2) daily and monthly multi-source pricing comparisons reviewed and submitted to the Valuation Committee, and 3) daily review of unpriced, stale, and variance reports with exceptions reviewed by management and the Valuation Committee.

Accounting standards establish a framework for measuring fair value and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the reporting entity's own assumptions about the factors that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

An individual investment's fair value measurement is assigned a level based upon the observability of the inputs which are significant to the overall valuation.

The three-tier hierarchy of inputs is summarized as follows:

• Level 1 – Observable inputs such as quoted prices, available in active markets, for identical assets or liabilities.

• Level 2 – Significant other observable inputs, which may include, but are not limited to, quoted prices for similar assets or liabilities in markets that are active, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the assets or liabilities (such as interest rates, yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates) or other market corroborated inputs.

• Level 3 – Significant unobservable inputs based on the best information available in the circumstances, to the extent observable inputs are not available, which may include assumptions made by the Board or persons acting at its direction that are used in determining the fair value of investments.

A description of the valuation techniques applied to the Funds' major classes of assets and liabilities measured at fair value on a recurring basis follows:

Asset-Backed Securities and Mortgage-Backed Securities. The fair value of asset-backed securities and mortgage-backed securities are estimated using recently executed transactions and based on models that consider the estimated cash flows of each debt tranche of the issuer, establish a benchmark yield, and develop an estimated tranche specific spread to the benchmark yield based on the unique attributes of the tranche including, but not limited to, the prepayment speed assumptions and attributes of the collateral. To the extent the inputs are observable and timely, the values would be categorized in Level 2 of the fair value hierarchy, and otherwise they would be categorized as Level 3.

Bullion. The fair value of bullion is at the last settlement price at the end of each day on the board of trade or exchange upon which they are traded and are categorized in Level 1 of the fair value hierarchy.

Corporate Bonds. The fair value of corporate bonds, as obtained from an independent pricing service, is estimated using various techniques, which consider recently executed transactions in securities of the issuer or comparable issuers, market price quotations (where observable), bond spreads, fundamental data relating to the issuer, and credit default swap spreads adjusted for any basis difference between cash and derivative instruments. While most corporate bonds are categorized in Level 2 of the fair value hierarchy, in instances where lower relative weight is placed on transaction prices, quotations, or similar observable inputs, they are categorized in Level 3 of the fair value hierarchy.

Derivative Instruments. Forward foreign currency contracts are valued based upon the closing prices of the forward currency rates determined at the close of the NYSE, which values are provided by an independent pricing service. Swaps derive their value from underlying asset prices, indices, reference rates and other inputs or a combination of these factors. Swaps are valued by an independent pricing service unless the price is unavailable, in which case they are valued at the price provided by a dealer in that security. Exchange-traded futures contracts are generally valued at the settlement price. Listed options are ordinarily valued at the mean of the last bid and ask price for a comparable listed option provided by an independent pricing service unless the price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer. Over-the-counter ("OTC") options are ordinarily valued at the mean of the last bid and ask price for a comparable listed option provided by an independent pricing service unless such a price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer.

Listed derivatives that are actively traded are valued based on quoted prices from the exchange and are categorized in Level 1 of the fair value hierarchy. OTC derivative contracts include forward foreign currency contracts, swap agreements, and option contracts related to interest rates, foreign currencies, credit standing of reference entities or equity prices.

Equity Securities. Equity securities traded on U.S. or foreign securities exchanges or included in a national market system are valued at the official closing price at the close of each business day unless otherwise stated below. OTC equity securities and listed securities for which no price is readily available are valued at the average of the last bid and ask prices.

Mutual funds, including investment funds, typically are valued at the NAV reported as of the valuation date.

Securities that are stated at the last reported sales price or closing price on the day of valuation taken from the primary exchange where the security is principally traded and to the extent these securities are actively traded and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy.

Foreign securities, for which the primary trading market closes at the same time or after the NYSE, are valued based on quotations from the primary market in which they are traded and categorized in Level 1. Because many foreign securities markets and exchanges close prior to the close of the NYSE, closing prices for foreign securities in those markets or on those exchanges do not reflect the events that occur after that close. Certain foreign securities may be fair valued using a pricing service that considers the correlation of the trading patterns of the foreign security to the intra-day trading in the U.S. markets for investments such as American Depositary Receipts, financial futures, exchange-traded funds, and the movement of certain indices of securities based on a statistical analysis of their historical relationship; such valuations generally are categorized in Level 2.

Preferred stock, repurchase agreements, and other equities traded on inactive markets or valued by reference to similar instruments are also generally categorized in Level 2.

Loans. Loans are valued using a price or composite price from one or more brokers or dealers as obtained from an independent pricing service. The fair value of loans is estimated using recently executed transactions, market price quotations, credit/market events, and cross-asset pricing. Inputs are generally observable market inputs obtained from independent sources. Loans are generally categorized in Level 2 of the fair value hierarchy, unless key inputs are unobservable in which case they would be categorized as Level 3.

Municipal Bonds. Municipal bonds are fair valued based on pricing models used by and obtained from an independent pricing service that take into account, among other factors, information received from market makers and broker-dealers, current trades, bid-wants lists, offerings, market movements, the callability of the bond, state of issuance, benchmark yield curves, and bond insurance. To the extent that these inputs are observable and timely, the fair values of municipal bonds would be categorized as Level 2; otherwise the fair values would be categorized as Level 3.

Restricted Securities. Restricted securities that are deemed to be Rule 144A securities and illiquid, as well as restricted securities held in non-public entities, are included in Level 3 of the fair value hierarchy to the extent that significant inputs to valuation are unobservable, because they trade infrequently, if at all and, therefore, the inputs are unobservable. Restricted securities that are valued at a discount to similar publicly traded securities may be categorized as Level 2 of the fair value hierarchy to the extent that the discount is considered to be insignificant to the fair value measurement in its entirety; otherwise they may be categorized as Level 3.

U.S. Government and Agency Securities. U.S. government and agency securities are normally valued using a model that incorporates market observable data such as reported sales of similar securities, broker quotes, yields, bids, offers, quoted market prices, and reference data. Accordingly, U.S. government and agency securities are normally categorized in Level 2 of the fair value hierarchy depending on the liquidity and transparency of the market.

Transfers from Level 2 to Level 3 occurred primarily due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred primarily due to the increased availability of observable market data due to increased market activity or information.

For fair valuations using unobservable inputs, U.S. GAAP requires a reconciliation of the beginning to ending balances for reported fair values that presents changes attributable to total realized and unrealized gains or losses, purchases and sales, and transfers in or out of the Level 3 category during the period. In accordance with the requirements of U.S. GAAP, a fair value hierarchy and Level 3 reconciliation, if any, have been included in the Notes to the Schedule of Investments for each respective Fund.

Net realized gain (loss) and net unrealized appreciation (depreciation), shown on the reconciliation of Level 3 investments, if applicable, are included on the Statement of Operations in net realized gain (loss) on investments in unaffiliated and/or affiliated securities and in net change in unrealized appreciation (depreciation) on investments in unaffiliated and/or affiliated securities, respectively. Additionally, the net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of September 30, 2019, if applicable, is included on the Statement of Operations in net change in unrealized appreciation (depreciation) on investments in unaffiliated and/or affiliated securities.

4. DERIVATIVE INSTRUMENTS ($ amounts in thousands unless indicated otherwise)

The following disclosures contain information on why and how the Funds use derivative instruments, the associated risks of investing in derivative instruments, and how derivative instruments affect the Funds' financial positions and results of operations.

Forward Foreign Currency Contracts. Certain Funds are authorized to enter into forward foreign currency contracts ("forward contracts") for the purchase or sale of a foreign currency at a negotiated rate at a future date. Forward contracts are reported on a schedule following the Schedule of Investments. Forward contracts are valued daily based upon the closing prices of the forward currency rates provided by an independent pricing service determined at the close of the NYSE. The resulting unrealized appreciation and depreciation is reported on the Statement of Assets and Liabilities as a receivable or payable and on the Statement of Operations within the change in unrealized appreciation (depreciation). At contract close, the difference between the original cost of the contract and the value at the close date is recorded as a realized gain (loss) on the Statement of Operations.

Risks to a Fund related to the use of such contracts include both market and credit risk. Market risk is the risk that the value of the forward contract will depreciate due to unfavorable changes in the exchange rates. Credit risk arises from the possibility that the counterparty will default. If the counterparty defaults, a Fund's maximum loss will consist of the aggregate unrealized gain on appreciated contracts that is not collateralized.

Ivy Natural Resources Fund enters into forward foreign currency exchange contracts as an economic hedge against either specific transactions or portfolio instruments or to obtain exposure to, or hedge exposure away from foreign currencies (foreign currency exchange rate risk).

Option Contracts. Options purchased by a Fund are accounted for in the same manner as portfolio securities. The cost of the underlying instruments acquired through the exercise of call options is increased by the premium paid to purchase the call. The proceeds from instruments sold through the exercise of put options are decreased by the premium paid to purchase the put.

When a Fund writes (sells) an option, an amount equal to the premium received by the Fund is recorded as a liability. The amount of the liability is subsequently adjusted to reflect the current value of the option written. When an option expires on its stipulated expiration date or a Fund enters into a closing purchase transaction, the Fund realizes a gain (or loss if the cost of a closing purchase transaction exceeds the premium received when the call option was sold), and the liability related to such option is extinguished. When a written call option is exercised, the premium is added to the proceeds from the sale of the underlying instrument in determining whether a Fund has realized a gain or loss. When a written put is exercised, the cost basis of the instruments purchased by a Fund is reduced by the amount of the premium received.

Investments in options, whether purchased or written, involve certain risks. Writing put options and purchasing call options may increase a Fund's exposure to the underlying instrument. With written options, there may be times when a Fund will be required to purchase or sell instruments to meet its obligation under the option contract where the required action is not beneficial to the Fund, due to unfavorable movement of the market price of the underlying instrument.

Option contracts can be traded on a regulated exchange or traded OTC. Unlike the trades on a regulated exchange where the clearinghouse guarantees the performances of both the buyer and the seller, to the extent a Fund enters into OTC option transactions with counterparties, the Fund will be exposed to the risk that counterparties to these OTC transactions will be unable to meet their obligations under the terms of the transaction.

Ivy Asset Strategy Fund and Ivy Science and Technology Fund purchase and write call and put options to increase or decrease hedging exposure to underlying instruments (which include credit risk, equity risk, foreign currency exchange rate risk, event risk and/or interest rate risk), increase exposure to various equity markets or certain sectors, gain exposure to or facilitate trading in certain securities and/or, in the case of options written, to generate returns from options premiums.

Swap Agreements. Certain Funds are authorized to invest in swap agreements. Swap agreements are bilaterally negotiated agreements between a Fund and counterparty to exchange or swap investment cash flows, assets, foreign currencies or market-linked returns at specified, future intervals. Swap agreements are privately negotiated in the over-the-counter market ("OTC swaps"). If the OTC swap entered is one of the swaps identified by a relevant regulator as a swap that is required to be cleared, then it will be cleared through a third party, known as a central counterparty or derivatives clearing organization ("centrally cleared swaps").

Swaps are marked to market daily and changes in value are recorded as unrealized appreciation (depreciation) on the Statement of Operations. Payments received or made by the Fund are recorded as realized gain or loss on the Statement of Operations. Any upfront premiums paid are recorded as assets and any upfront fees received are recorded as liabilities and are shown as swap premiums paid and swap premiums received, respectively, if any, on the Statement of Assets and Liabilities and amortized over the term of the swap. An early termination payment received or made at an early termination or a final payment made at the maturity of the swap is recorded as realized gain or loss on the Statement of Operations.

After a centrally cleared swap is accepted for clearing, a Fund may be required to deposit initial margin with a Clearing Member in the form of cash or securities. Securities deposited as initial margin, if any, are designated on the Schedule of Investments. Cash deposited as initial margin is identified on the Schedule of Investments and is recorded as restricted cash on the Statement of Assets and Liabilities.

Total return swaps involve a commitment of one party to pay periodic interest payments in exchange for a market-linked return based on a security or a basket of securities including a variety of securities or representing a particular index. To the extent the total return of the security, a basket of securities, or an index exceeds or falls short of the offsetting interest rate obligation, the Fund will receive a payment from or make a payment to the counterparty.

Ivy Asset Strategy Fund enters into total return swaps to hedge exposure to a security or market.

The creditworthiness of the counterparty with which a Fund enters into a swap agreement is monitored by IICO. If a counterparty creditworthiness declines, the value of the agreement would likely decline, potentially resulting in losses. If a default occurs by the counterparty to such a transaction, the Fund will have contractual remedies pursuant to the agreement related to the transaction. The maximum loss a Fund may incur consists of the aggregate unrealized gain on appreciated contracts that is not collateralized due to facts specific to certain situations (i.e., collateral may not have been posted by the counterparty due to the required collateral amount being less than the pre-agreed thresholds. Additionally, regulatory developments called stay resolutions and the ensuing required contractual amendments to the transactional documentation, including derivatives, permit the relevant regulators to preclude parties to a transaction from terminating trades, among other rights it may have in the trade agreements should a counterparty that it regulates experience financial distress. A relevant regulator also has the authority to reduce the value of certain liabilities owed by the counterparty to a Fund and/or convert cash liabilities of a regulated entity into equity holdings. The power given to the relevant regulators includes the ability to amend transactional agreements unilaterally, modify the maturity of eligible liabilities, reduce the amount of interest payable or change the date on which interest becomes payable, among other powers.

To prevent incurring losses due to the counterparty credit risk, IICO actively monitors the creditworthiness of the counterparties with which it has entered financial transactions. IICO consistently and frequently risk manages the credit risk of the counterparties it faces in transactions.

Collateral and rights of offset. A Fund mitigates credit risk with respect to OTC derivative counterparties through credit support annexes ("CSA") included with an International Swaps and Derivatives Association, Inc. ("ISDA") Master Agreement which is the standard contract governing all OTC derivative transactions between the Fund and each of its counterparties. Although it is not possible to eliminate credit risk entirely, the CSA allows the Fund and its counterparty to reduce their exposure to the risk of payment default by the other party by holding an amount in collateral equivalent to the realized and unrealized amount of exposure to the counterparty, which is generally held by the Fund's custodian. An amount of collateral is moved to/from applicable counterparties only if the amount of collateral required to be posted surpasses both the threshold and the minimum transfer amount pre-agreed in the CSA between the Fund and the counterparty. See Note 2 "Segregation and Collateralization" for additional information with respect to collateral practices.

Offsetting of Assets and Liabilities. The following tables present financial instruments that are either (1) offset or (2) subject to an enforceable master netting arrangement or similar agreement as of September 30, 2019:

Assets

Fund	Gross Amounts of Recognized Assets	Gross Amounts Offset on the Statement of Assets and Liabilities	Net Amounts of Assets Presented on the Statement of Assets and Liabilities	Gross Amounts Not Offset on the Statement of Assets and Liabilities			
				Financial Instruments and Derivatives Available for Offset	Non-Cash Collateral Received	Cash Collateral Received	Net Amount Receivable
Ivy Natural Resources Fund							
Unrealized appreciation on forward foreign currency contracts[1]	$2,786	$—	$2,786	$—	$(1,729)	$(660)	$397

(1) Amounts include forward contracts that have an offset to an open and close contract, but have not settled. These amounts are included on the Statement of Assets and Liabilities line item for Investment securities sold receivable.

Additional Disclosure Related to Derivative Instruments

Fair values of derivative instruments as of September 30, 2019:

Fund	Type of Risk Exposure	Assets		Liabilities	
		Statement of Assets & Liabilities Location	Value	Statement of Assets & Liabilities Location	Value
Ivy Natural Resources Fund	Foreign currency	Unrealized appreciation on forward foreign currency contracts	$2,124		$—

Amount of realized gain (loss) on derivatives recognized on the Statement of Operations for the period ended September 30, 2019:

Fund	Type of Risk Exposure	Net realized gain (loss) on:					
		Investments in unaffiliated securities*	Swap agreements	Futures contracts	Written options	Forward foreign currency contracts	Total
Ivy Asset Strategy Fund	Equity	$ (724)	$549	$—	$ —	$ —	$ 175
Ivy Natural Resources Fund	Foreign currency	—	—	—	—	2,885	2,885
Ivy Science and Technology Fund	Equity	6,659	—	—	2,632	—	9,291

*   *Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.*

Change in unrealized appreciation (depreciation) on derivatives recognized on the Statement of Operations for the period ended September 30, 2019:

Fund	Type of Risk Exposure	Net change in unrealized appreciation (depreciation) on:					
		Investments in unaffiliated securities*	Swap agreements	Futures contracts	Written options	Forward foreign currency contracts	Total
Ivy Asset Strategy Fund	Equity	$—	$1,402	$—	$—	$ —	$1,402
Ivy Natural Resources Fund	Foreign currency	—	—	—	—	1,893	1,893

*   *Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.*

During the period ended September 30, 2019, the average derivative volume was as follows:

Fund	Forward foreign currency contracts[1]	Long futures contracts[2]	Short futures contracts[2]	Swap agreements[3]	Purchased options[2]	Written options[2]
Ivy Asset Strategy Fund	$ —	$—	$—	$2,469	$ 64	$ —
Ivy Natural Resources Fund	1,651	—	—	—	—	—
Ivy Science and Technology Fund	—	—	—	—	3,382	330

(1) Average absolute value of unrealized appreciation/depreciation during the period.

(2) Average value outstanding during the period.

(3) Average notional amount outstanding during the period.

5. BASIS FOR CONSOLIDATION OF THE IVY ASSET STRATEGY FUND

Ivy ASF II, Ltd. (the "Subsidiary"), a Cayman Islands exempted company, was incorporated as a wholly owned subsidiary acting as an investment vehicle for the Ivy Asset Strategy Fund (referred to as "the Fund" in this subsection). Ivy ASF III (SBP), LLC (the "Company"), a Delaware limited liability company, was incorporated as a wholly owned company acting as an investment vehicle for the Fund. The Subsidiary and the Company act as an investment vehicle for the Fund, in order to effect certain investments for the Fund consistent with the Fund's investment objectives and policies as specified in its prospectus and SAI.

The Fund's investment portfolio has been consolidated and includes the portfolio holdings of the Fund, its Subsidiary and the Company. The consolidated financial statements include the accounts of the Fund and its Subsidiary and the Company. All inter-company transactions and balances have been eliminated. A subscription agreement was entered into between the Fund and its Subsidiary and the Company comprising the entire issued share capital of the Subsidiary and the Company with the intent that the Fund will remain the sole shareholder and retain all rights. Under the Articles of Association, shares issued by the Subsidiary and the Company confer upon a shareholder the right to receive notice of, to attend and to vote at general meetings of the Subsidiary and the Company and shall confer upon the shareholder rights in a winding-up or repayment of capital and the right to participate in the profits or assets of the Subsidiary and the Company.

See the table below for details regarding the structure, incorporation and relationship as of September 30, 2019 of the Subsidiary and the Company to the Fund (amounts in thousands).

Subsidiary/Company	Date of Incorporation	Subscription Agreement	Fund Net Assets	Subsidiary/ Company Net Assets	Percentage of Fund Net Assets
Ivy ASF II, Ltd.	1-31-13	4-10-13	$2,890,020	$171,655	5.94%
Ivy ASF III (SBP), LLC	4-9-13	4-23-13	2,890,020	10,203	0.35%

6. INVESTMENT MANAGEMENT AND PAYMENTS TO AFFILIATED PERSONS
($ amounts in thousands unless indicated otherwise)

Management Fees. IICO, a wholly owned subsidiary of Waddell & Reed Financial, Inc. ("WDR"), serves as each Fund's investment manager. The management fee is accrued daily by each Fund at the following annual rates as a percentage of average daily net assets:

Fund (M - Millions)	$0 to $500M	$500 to $1,000M	$1,000 to $2,000M	$2,000 to $3,000M	$3,000 to $5,000M	$5,000 to $8,000M	$8,000 to $10,000M	$10,000 to $13,000M	$13,000 to $28,000M	$28,000 to $53,000M	Over $53,000M
Ivy Asset Strategy Fund	0.700%	0.700%	0.650%	0.600%	0.550%	0.550%	0.550%	0.550%	0.550%	0.545%	0.540%
Ivy Balanced Fund	0.700	0.700	0.650	0.600	0.550	0.540	0.540	0.530	0.530	0.530	0.530
Ivy Energy Fund	0.850	0.850	0.830	0.800	0.760	0.750	0.750	0.740	0.740	0.740	0.740
Ivy LaSalle Global Real Estate Fund	0.950	0.950	0.920	0.870	0.840	0.820	0.820	0.800	0.800	0.800	0.800

Fund (M - Millions)	$0 to $500M	$500 to $1,000M	$1,000 to $2,000M	$2,000 to $3,000M	$3,000 to $5,000M	$5,000 to $8,000M	$8,000 to $10,000M	$10,000 to $13,000M	$13,000 to $28,000M	$28,000 to $53,000M	Over $53,000M
Ivy Natural Resources Fund	0.850%	0.850%	0.830%	0.800%	0.760%	0.730%	0.730%	0.700%	0.700%	0.700%	0.700%
Ivy Science and Technology Fund	0.850	0.850	0.830	0.800	0.760	0.760	0.755	0.755	0.750	0.750	0.750
Ivy Securian Real Estate Securities Fund	0.900	0.900	0.870	0.840	0.800	0.760	0.760	0.720	0.720	0.720	0.720

For Funds managed solely by IICO, IICO has voluntarily agreed to waive a Fund's management fee on any day that the Fund's net assets are less than $25 million, subject to IICO's right to change or modify this waiver. See Expense Reimbursements and/or Waivers below for amounts waived during the period ended September 30, 2019.

IICO has entered into Subadvisory Agreements with the following entities on behalf of certain Funds:

Under an agreement between IICO and Securian Asset Management, Inc. ("Securian AM"), Securian AM serves as subadviser to Ivy Securian Real Estate Securities Fund. Under an agreement between IICO and LaSalle Investment Management Securities, LLC ("LaSalle"), LaSalle serves as subadviser to Ivy LaSalle Global Real Estate Fund. Each subadviser makes investment decisions in accordance with the Fund's investment objectives, policies and restrictions under the supervision of IICO and the oversight of the Board. IICO pays all applicable costs of the subadvisers.

Independent Trustees and Chief Compliance Officer Fees. Fees paid to the Independent Trustees can be paid in cash or deferred to a later date, at the election of the Trustees according to the Deferred Fee Agreement entered into between the Trust and the Trustee(s). Each Fund records its portion of the deferred fees as a liability on the Statement of Assets and Liabilities. All fees paid in cash plus any appreciation (depreciation) in the underlying deferred plan are shown on the Statement of Operations. Additionally, fees paid to the Chief Compliance Officer of the Funds are shown on the Statement of Operations.

Accounting Services Fees. The Trust has an Accounting and Administrative Services Agreement with WRSCO, doing business as WI Services Company ("WISC"), an indirect subsidiary of WDR. Under the agreement, WISC acts as the agent in providing bookkeeping and accounting services and assistance to the Trust, including maintenance of Fund records, pricing of Fund shares and preparation of certain shareholder reports. For these services, each Fund pays WISC a monthly fee of one-twelfth of the annual fee based on the average net asset levels shown in the following table:

(M - Millions)	$0 to $10M	$10 to $25M	$25 to $50M	$50 to $100M	$100 to $200M	$200 to $350M	$350 to $550M	$550 to $750M	$750 to $1,000M	Over $1,000M
Annual Fee Rate	$0.00	$11.50	$23.10	$35.50	$48.40	$63.20	$82.50	$96.30	$121.60	$148.50

In addition, for each class of shares in excess of one, each Fund pays WISC a monthly per-class fee equal to 2.5% of the monthly accounting services base fee.

Each Fund also pays WISC a monthly administrative fee at the annual rate of 0.01%, or one basis point, for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion. This fee is voluntarily waived by WISC until a Fund's net assets are at least $10 million and is included in "Accounting services fee" on the Statement of Operations.

Shareholder Servicing. General. Under the Shareholder Servicing Agreement between the Trust and WISC, with respect to Class A, Class B, Class C and Class E shares, for each shareholder account that was in existence at any time during the prior month, each Fund pays a monthly fee that ranges from $1.5042 to $1.6958 per account; however, WISC has agreed to reduce that fee if the number of total shareholder accounts within the Complex (InvestEd Portfolios and Ivy Funds) reaches certain levels. For Class R shares, each Fund pays a monthly fee equal to one-twelfth of 0.25 of 1% of the average daily net assets of the class for the preceding month. For Class I and Class Y shares, each Fund pays a monthly fee equal to one-twelfth of 0.15 of 1% of the average daily net assets of the class for the preceding month. For Class N shares, each Fund pays WISC a monthly fee equal to one-twelfth of 0.01 of 1% of the average daily net assets of the class for the preceding month. Each Fund also reimburses WISC for certain out-of-pocket costs for all classes.

Networked accounts. For certain networked accounts (that is, those accounts whose Fund shares are purchased through certain financial intermediaries), WISC has agreed to reduce its per account fees charged to the Funds to $0.50 per month per shareholder account. Additional fees may be paid by the Funds to those intermediaries. The Fund will reimburse WISC

for such costs if the annual rate of the third-party per account charges for a Fund are less than or equal to $12.00 per account or an annual fee of 0.14 of 1% that is based on average daily net assets.

Broker accounts. Certain broker-dealers that maintain shareholder accounts with each Fund through an omnibus account provide transfer agent and other shareholder-related services that would otherwise be provided by WISC if the individual accounts that comprise the omnibus account were opened by their beneficial owners directly. Each Fund may pay such broker-dealers a per account fee for each open account within the omnibus account (up to $18.00 per account), or a fixed rate fee (up to an annual fee of 0.20 of 1% that is based on average daily net assets), based on the average daily NAV of the omnibus account (or a combination thereof).

Distribution and Service Plan. Class A and Class E Shares. Under a Distribution and Service Plan adopted by the Trust pursuant to Rule 12b–1 under the 1940 Act (the "Distribution and Service Plan"), each Fund may pay a distribution and/or service fee to Ivy Distributors, Inc. ("IDI") for Class A and Class E shares in an amount not to exceed 0.25% of the Fund's average annual net assets. The fee is to be paid to compensate IDI for amounts it expends in connection with the distribution of the Class A and Class E shares and/or provision of personal services to Fund shareholders and/or maintenance of shareholder accounts of that class.

Class B and Class C Shares. Under the Distribution and Service Plan, each Fund may pay IDI a service fee not to exceed 0.25% and a distribution fee not to exceed 0.75% of the Fund's average annual net assets for Class B and Class C shares to compensate IDI for its services in connection with the distribution of shares of that class and/or provision of personal services to Class B or Class C shareholders and/or maintenance of shareholder accounts of that class.

Class R Shares. Under the Distribution and Service Plan, each Fund may pay IDI a fee of up to 0.50%, on an annual basis, of the average daily net assets of the Fund's Class R shares to compensate IDI for, either directly or through third parties, distributing the Class R shares of that Fund, providing personal services to Class R shareholders and/or maintaining Class R shareholder accounts.

Class Y Shares. Under the Distribution and Service Plan, each Fund may pay IDI a fee of up to 0.25%, on an annual basis, of the average daily net assets of the Fund's Class Y shares to compensate IDI for, either directly or through third parties, distributing the Class Y shares of that Fund, providing personal services to Class Y shareholders and/or maintaining Class Y shareholder accounts.

Sales Charges. As principal underwriter for the Trust's shares, IDI receives sales commissions (which are not an expense of the Trust) for sales of Class A and Class E shares. A CDSC may be assessed against a shareholder's redemption amount of Class B, Class C or certain Class A and Class E shares and is paid to IDI. During the period ended September 30, 2019, IDI received the following amounts in sales commissions and CDSCs:

	Gross Sales Commissions	CDSC				Commissions Paid[1]
		Class A	Class B	Class C	Class E	
Ivy Asset Strategy Fund	$ 150	$ 8	$ 5	$ 6	$ —	$ 128
Ivy Balanced Fund	418	1	11	5	—	373
Ivy Energy Fund	51	—*	—*	1	—	46
Ivy LaSalle Global Real Estate Fund	6	—	—	—*	N/A	5
Ivy Natural Resources Fund	51	—*	—*	—*	—	44
Ivy Science and Technology Fund	1,167	1	4	8	—	1,035
Ivy Securian Real Estate Securities Fund	34	—*	—*	—*	—	28

* Not shown due to rounding.
(1) IDI reallowed/paid this portion of the sales charge to financial advisors and selling broker-dealers.

Expense Reimbursements and/or Waivers. IICO, the Funds' investment manager, IDI, the Funds' distributor, and/or Waddell & Reed Services Company, doing business as WISC, the Funds' transfer agent, have contractually agreed to reimburse sufficient management fees, 12b-1 fees and/or shareholder servicing fees to cap the total annual ordinary fund

operating expenses (which would exclude interest, taxes, brokerage commissions, acquired fund fees and expenses, and extraordinary expenses, if any). Fund and class expense limitations and related waivers/reimbursements for the period ended September 30, 2019 were as follows:

Fund Name	Share Class Name	Type of Expense Limit	Commencement Date	End Date	Expense Limit	Amount of Expense Waiver/ Reimbursement	Expense Reduced
Ivy Asset Strategy Fund	Class E	Contractual	8-1-2008	7-31-2020	1.00%	$ 90	12b-1 Fees and/or Shareholder Servicing
	Class N	Contractual	7-5-2017	7-31-2020	Not to exceed Class I	$ —	N/A
	Class Y	Contractual	8-1-2011	7-31-2020	Not to exceed Class A	$ —	N/A
Ivy Balanced Fund	Class N	Contractual	7-5-2017	7-31-2020	Not to exceed Class I	$ —	N/A
	Class Y	Contractual	8-1-2011	7-31-2020	Not to exceed Class A	$ 3	12b-1 Fees and/or Shareholder Servicing
Ivy Energy Fund	Class A	Contractual	10-16-2017	7-31-2020	1.41%	$157	12b-1 Fees and/or Shareholder Servicing
	Class B	Contractual	10-16-2017	7-31-2020	2.29%	$ 3	12b-1 Fees and/or Shareholder Servicing
	Class C	Contractual	10-16-2017	7-31-2020	2.11%	$ 22	12b-1 Fees and/or Shareholder Servicing
	Class I	Contractual	10-16-2017	7-31-2020	0.99%	$120	Shareholder Servicing
	Class N	Contractual	7-5-2017	7-31-2020	Not to exceed Class I	$ —*	Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2020	Not to exceed Class A	$ 1	12b-1 Fees and/or Shareholder Servicing
Ivy LaSalle Global Real Estate Fund	All Classes	Contractual	1-12-2017	7-31-2020	N/A	$ 72[1]	Investment Management Fee
	Class A	Contractual	4-1-2013	7-31-2020	1.51%	$ 9	12b-1 Fees and/or Shareholder Servicing
	Class B	Contractual	11-5-2018	7-31-2020	2.18%	$ —	N/A
	Class I	Contractual	1-12-2017	7-31-2020	1.05%	$ 85	Shareholder Servicing
	Class N	Contractual	7-5-2017	7-31-2020	1.05%	$ 2	Shareholder Servicing
	Class N	Contractual	7-5-2017	7-31-2020	Not to exceed Class I	$ —	N/A
	Class R	Contractual	11-5-2018	7-31-2020	1.80%	$ 2	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	4-1-2013	7-31-2020	Not to exceed Class A	$ —	N/A
Ivy Natural Resources Fund	Class E	Contractual	8-1-2008	7-31-2020	1.27%	$ 16	12b-1 Fees and/or Shareholder Servicing
	Class N	Contractual	7-5-2017	7-31-2020	Not to exceed Class I	$ —	N/A
	Class Y	Contractual	8-1-2011	7-31-2020	Not to exceed Class A	$ —	N/A
Ivy Science and Technology Fund	Class B	Contractual	2-26-2018	7-31-2020	2.03%	$ 4	12b-1 Fees and/or Shareholder Servicing
	Class E	Contractual	8-1-2008	7-31-2020	1.28%[2]	$ 13	12b-1 Fees and/or Shareholder Servicing
	Class N	Contractual	7-5-2017	7-31-2020	Not to exceed Class I	$ —	N/A
	Class Y	Contractual	8-1-2011	7-31-2020	Not to exceed Class A	$ 87	12b-1 Fees and/or Shareholder Servicing

Fund Name	Share Class Name	Type of Expense Limit	Commencement Date	End Date	Expense Limit	Amount of Expense Waiver/ Reimbursement	Expense Reduced
Ivy Securian Real Estate Securities Fund	All Classes	Contractual	12-3-2012	7-31-2020	N/A	$216[3]	Investment Management Fee
	Class E	Contractual	8-1-2008	7-31-2020	1.37%[4]	$ 4	12b-1 Fees and/or Shareholder Servicing
	Class N	Contractual	7-5-2017	7-31-2020	Not to exceed Class I	$ —	N/A
	Class Y	Contractual	8-1-2011	7-31-2020	Not to exceed Class A	$ —	N/A

* Not shown due to rounding.

(1) Due to Class A, Class B, Class I, Class N, Class R and/or Class Y contractual expense limits, investment management fees were waived for all share classes.

(2) Reflects the lower expense limit which went into effect July 31, 2019. Prior to July 31, 2019, the expense limit in effect was 1.30%.

(3) The Fund's investment management fee is being reduced by 0.10% of average daily net assets until July 31, 2020.

(4) Reflects the lower expense limit which went into effect July 31, 2019. Prior to July 31, 2019, the expense limit in effect was 1.42%.

Any amounts due to the Funds as a reimbursement but not paid as of September 30, 2019 are shown as a receivable from affiliates on the Statement of Assets and Liabilities.

7. INTERFUND LENDING PROGRAM

Pursuant to an exemptive order issued by the SEC ("Order"), the Ivy Funds, Ivy Variable Insurance Portfolios and InvestEd Portfolios (collectively, the "Funds" only for purposes of this footnote 7) have the ability to lend money to, and borrow money from, each other pursuant to a master interfund lending agreement ("Interfund Lending Program"). Under the Interfund Lending Program, the Funds may lend or borrow money for temporary purposes directly to or from one another (each an "Interfund Loan"), subject to meeting the conditions of the Order. The interest rate to be charged on an Interfund Loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The Funds made no Interfund Loans under the Interfund Lending Program during the period ended September 30, 2019.

8. AFFILIATED COMPANY TRANSACTIONS (All amounts in thousands)

A summary of the transactions in affiliated companies during the period ended September 30, 2019 follows:

	3-31-19 Share Balance	Gross Additions	Gross Reductions	Realized Gain/(Loss)	Distributions Received	9-30-19 Share Balance	9-30-19 Value	Net Change in Unrealized Appreciation/ (Depreciation)
Ivy Asset Strategy Fund								
Media Group Holdings LLC, Series H[1][2][3]	640	$—	$—	$—	$—	640	$ —*	$ 287
Media Group Holdings LLC, Series T[1][2][3]	80	—	—	—	—	80	10,055	(3,570)
				$—	$—		$10,055	$(3,283)

	3-31-19 Share Balance	Gross Additions	Gross Reductions	Realized Gain/(Loss)	Distributions Received	9-30-19 Share Balance	9-30-19 Value	Net Change in Unrealized Appreciation/ (Depreciation)
Ivy Science and Technology Fund								
ACI Worldwide, Inc.[1]	10,529	$—	$ 7,234	$ 8,930	$ —	10,035	$ 314,344	$ (24,518)
Aspen Technology, Inc.[1] . . .	3,655	—	4,031	58,630	—	N/A	N/A	(354,678)
Cypress Semiconductor Corp.	18,856	—	214,167	206,437	2,936	N/A	N/A	(67,163)
Euronet Worldwide, Inc.[1] . . .	3,015	—	6,594	38,588	—	2,733	399,850	(23,491)
Evogene Ltd.[1]	2,620	—	—	—	—	2,620	4,140	(524)
Marrone Bio Innovations, Inc.[1]	23,285	—	—	—	—	23,285	32,833	(2,794)
Marrone Bio Innovations, Inc., expires 12-31-20[2] . .	3,770	—	—	—	—	3,770	603	(452)
Marrone Bio Innovations, Inc., expires 8-20-23[2] . . .	3,770	—	—	—	—	3,770	—*	—
WNS (Holdings) Ltd. ADR[1] . .	7,018	—	11,868	23,489	—	6,434	378,014	16,024
				$336,074	$2,936		$1,129,784	$(457,596)

	3-31-19 Principal Balance				Interest Received	9-30-19 Principal Balance		Net Change in Unrealized Appreciation
Marrone Bio Innovations, Inc., 8.000%, 8-20-20[2]	$ 4,713	$—	$ —	$ —	$ 187	$ 4,713	$ 4,769	$ 97

* Not shown due to rounding.
(1) No dividends were paid during the preceding 12 months.
(2) Restricted securities.
(3) Securities whose value was determined using significant unobservable inputs.

9. INVESTMENT SECURITIES TRANSACTIONS ($ amounts in thousands)

The cost of purchases and the proceeds from maturities and sales of investment securities (excluding short-term securities) for the period ended September 30, 2019, were as follows:

	Purchases		Sales	
	U.S. Government	Other Issuers	U.S. Government	Other Issuers
Ivy Asset Strategy Fund	$ 29,410	$ 646,811	$ 19,121	$1,006,496
Ivy Balanced Fund	85,456	366,020	125,608	519,554
Ivy Energy Fund	—	20,666	—	70,470
Ivy LaSalle Global Real Estate Fund	—	50,015	—	60,854
Ivy Natural Resources Fund	—	62,840	—	91,154
Ivy Science and Technology Fund	—	1,068,890	—	1,736,745
Ivy Securian Real Estate Securities Fund	—	85,347	—	120,083

10. LOANS OF PORTFOLIO SECURITIES ($ amounts in thousands)

The Funds may lend their portfolio securities only to borrowers that are approved by the Fund's securities lending agent, The Bank of New York Mellon ("BNYM"). The borrower pledges and maintains with the Fund collateral consisting of cash or securities issued or guaranteed by the U.S. government. The collateral received by the Fund is required to have a value of at least 102% of the market value of the loaned securities for securities traded on U.S. exchanges and a value of at least 105% of the market value for all other securities, except in the case of loans of foreign securities which are denominated and payable in U.S. Dollars, in which case the collateral is required to have a value of at least 102% of the market value of the loaned securities. The market value of the loaned securities is determined at the close of each business day and any additional required collateral is delivered to the Fund and any excess collateral is returned by the Fund on the next business day. During the term of the loan, the Fund is entitled to all distributions made on or in respect of the loaned securities but does

not receive interest income on securities received as collateral. Loans of securities are terminable at any time and the borrower, after notice, is required to return borrowed securities within the standard time period for settlement of securities transactions.

Cash received as collateral for securities on loan may be reinvested in the Dreyfus Institutional Preferred Government Money Market Fund — Institutional Shares or certain other registered money market funds and are disclosed in the Fund's Schedule of Investments and are reflected in the Statement of Assets and Liabilities as cash collateral on securities loaned at value. Non-cash collateral, in the form of securities issued or guaranteed by the U.S. government or its agencies or instrumentalities, is not disclosed in the Fund's Statement of Assets and Liabilities as it is held by the lending agent on behalf of the Fund and the Fund does not have the ability to re-hypothecate these securities. The securities on loan for each Fund are also disclosed in its Schedule of Investments. The total value of any securities on loan as of September 30, 2019 and the total value of the related cash collateral are disclosed in the Statement of Assets and Liabilities. Income earned by the Funds from securities lending activity is disclosed in the Statements of Operations.

The following is a summary of each Fund's securities lending positions and related cash and non-cash collateral received as of September 30, 2019:

Fund	Market Value of Securities on Loan	Cash Collateral Received	Non-Cash Collateral Received	Total Collateral Received
Ivy Asset Strategy Fund	$ 5,346	$ 5,475	$ —	$ 5,475
Ivy Balanced Fund	2,078	2,140	—	2,140
Ivy Energy Fund	2,251	2,334	—	2,334
Ivy Natural Resources Fund	1,483	1,518	—	1,518
Ivy Science and Technology Fund	75,283	49,869	27,138	77,007

The cash collateral received amounts presented in the table above are transactions accounted for as secured borrowings and have an overnight and continuous maturity. The proceeds from the cash collateral received is invested in registered money market funds.

The risks of securities lending include the risk that the borrower may not provide additional collateral when required or may not return the securities when due. To mitigate these risks, the Funds benefit from a borrower indemnity provided by BNYM. BNYM's indemnity allows for full replacement of securities lent wherein BNYM will purchase the unreturned loaned securities on the open market by applying the proceeds of the collateral or to the extent such proceeds are insufficient or the collateral is unavailable, BNYM will purchase the unreturned loan securities at BNYM's expense. However, the Fund could suffer a loss if the value of the investments purchased with cash collateral falls below the value of the cash collateral received.

11. CAPITAL SHARE TRANSACTIONS (All amounts in thousands)

The Trust has authorized an unlimited number of $0.001 par value shares of beneficial interest of each class of each Fund. Transactions in shares of beneficial interest were as follows:

	Ivy Asset Strategy Fund				Ivy Balanced Fund			
	Six months ended 9-30-19 (Unaudited)		Year ended 3-31-19		Six months ended 9-30-19 (Unaudited)		Year ended 3-31-19	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	7,123	$ 152,255	10,853	$ 245,088	3,385	$ 81,916	5,852	$ 142,824
Class B	4	72	41	800	17	394	84	1,952
Class C	204	4,065	1,303	25,838	335	8,015	1,086	25,545
Class E	61	1,293	132	2,928	—	—	—	—
Class I	2,087	45,084	6,309	145,591	2,299	55,449	6,238	153,310
Class N	264	5,698	170	3,897	63	1,526	353	8,553
Class R	83	1,751	313	6,756	34	809	103	2,481
Class Y	149	3,184	960	22,198	48	1,166	209	5,151
Shares issued in connection with merger of Fund:								
Class A	N/A	N/A	8,453	169,700	N/A	N/A	N/A	N/A
Class B	N/A	N/A	101	1,882	N/A	N/A	N/A	N/A
Class C	N/A	N/A	1,240	23,351	N/A	N/A	N/A	N/A
Class E	N/A	N/A	153	3,079	N/A	N/A	N/A	N/A
Class I	N/A	N/A	14,981	305,053	N/A	N/A	N/A	N/A
Class N	N/A	N/A	30	611	N/A	N/A	N/A	N/A
Class R	N/A	N/A	14	272	N/A	N/A	N/A	N/A
Class Y	N/A	N/A	45	901	N/A	N/A	N/A	N/A
Shares issued in reinvestment of distributions to shareholders:								
Class A	388	8,318	9,636	193,398	333	8,059	5,562	125,022
Class B	5	105	507	9,411	3	63	164	3,621
Class C	84	1,690	5,793	108,483	35	848	1,520	33,716
Class E	12	263	284	5,728	—*	2	1	21
Class I	263	5,728	4,701	95,878	263	6,367	4,013	90,322
Class N	3	68	29	602	6	135	56	1,253
Class R	8	178	319	6,308	2	53	46	1,037
Class Y	42	908	1,241	24,983	6	131	100	2,252
Shares redeemed:								
Class A	(7,781)	(165,613)	(19,037)	(420,880)	(5,337)	(128,644)	(12,710)	(311,171)
Class B	(811)	(16,000)	(1,999)	(41,791)	(483)	(11,486)	(881)	(21,205)
Class C	(9,490)	(189,722)	(19,268)	(406,592)	(2,931)	(70,318)	(6,663)	(161,294)
Class E	(193)	(4,119)	(313)	(7,000)	—	—	—	—
Class I	(6,520)	(140,881)	(13,033)	(285,530)	(5,899)	(142,239)	(15,353)	(377,604)
Class N	(42)	(914)	(94)	(2,036)	(67)	(1,629)	(146)	(3,601)
Class R	(330)	(6,915)	(752)	(16,510)	(69)	(1,658)	(133)	(3,251)
Class Y	(939)	(20,020)	(2,227)	(50,123)	(178)	(4,289)	(665)	(16,593)
Net increase (decrease)	(15,326)	$(313,524)	10,885	$ 172,274	(8,135)	$(195,330)	(11,164)	$(297,659)

* Not shown due to rounding.

	Ivy Energy Fund				Ivy LaSalle Global Real Estate Fund			
	Six months ended 9-30-19 (Unaudited)		Year ended 3-31-19		Six months ended 9-30-19 (Unaudited)		Year ended 3-31-19	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	627	$ 5,408	2,421	$ 27,347	91	$ 1,025	199	$ 2,146
Class B	—*	2	5	57	—	—	—*	—*
Class C	87	672	326	3,279	3	33	8	83
Class E	—	—	—	—	N/A	N/A	N/A	N/A
Class I	2,517	22,078	7,218	83,147	849	9,438	3,306	35,568
Class N	111	1,018	335	3,861	93	1,027	559	6,049
Class R	509	4,192	681	7,443	9	92	11	117
Class Y	460	3,936	1,057	12,245	—*	4	6	68
Shares issued in connection with merger of Fund:								
Class A	N/A	N/A	N/A	N/A	N/A	N/A	1,196	12,042
Class B	N/A	N/A	N/A	N/A	N/A	N/A	54	537
Class C	N/A	N/A	N/A	N/A	N/A	N/A	326	3,269
Class E	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Class I	N/A	N/A	N/A	N/A	N/A	N/A	4,671	47,098
Class N	N/A	N/A	N/A	N/A	N/A	N/A	33	332
Class R	N/A	N/A	N/A	N/A	N/A	N/A	468	4,707
Class Y	N/A	N/A	N/A	N/A	N/A	N/A	456	4,641
Shares issued in reinvestment of distributions to shareholders:								
Class A	—	—	—	—	20	218	48	493
Class B	—	—	—	—	—*	1	—*	1
Class C	—	—	—	—	1	15	3	28
Class E	—	—	—	—	N/A	N/A	N/A	N/A
Class I	—	—	—	—	93	1,031	181	1,860
Class N	—	—	—	—	36	401	138	1,425
Class R	—	—	—	—	3	29	3	25
Class Y	—	—	—	—	1	14	1	12
Shares redeemed:								
Class A	(2,509)	(21,428)	(6,507)	(72,432)	(342)	(3,773)	(469)	(4,930)
Class B	(35)	(264)	(87)	(864)	(2)	(22)	(1)	(8)
Class C	(645)	(5,061)	(1,662)	(16,774)	(26)	(282)	(29)	(299)
Class E	—	—	—	—	N/A	N/A	N/A	N/A
Class I	(4,736)	(42,239)	(13,192)	(154,950)	(1,478)	(16,406)	(2,995)	(31,472)
Class N	(157)	(1,446)	(189)	(2,246)	(308)	(3,422)	(926)	(9,904)
Class R	(660)	(5,146)	(617)	(6,897)	(23)	(256)	(24)	(253)
Class Y	(1,384)	(11,479)	(2,397)	(28,138)	(4)	(45)	(55)	(581)
Net increase (decrease)	(5,815)	$(49,757)	(12,608)	$(144,922)	(984)	$(10,878)	7,168	$73,054

* Not shown due to rounding.

	Ivy Natural Resources Fund				Ivy Science and Technology Fund			
	Six months ended 9-30-19 (Unaudited)		Year ended 3-31-19		Six months ended 9-30-19 (Unaudited)		Year ended 3-31-19	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	676	$ 8,622	1,549	$ 22,209	1,974	$ 138,052	3,906	$ 257,677
Class B	—*	2	2	25	1	88	26	1,378
Class C	35	369	103	1,174	210	12,152	680	37,146
Class E	11	140	30	447	29	2,006	60	3,920
Class I	535	7,088	1,610	23,971	2,128	165,476	6,443	475,340
Class N	59	796	127	1,878	280	21,985	1,103	81,372
Class R	105	1,309	188	2,646	216	14,579	451	29,347
Class Y	135	1,729	178	2,588	576	42,658	1,345	94,959
Shares issued in reinvestment of distributions to shareholders:								
Class A	—	—	—	—	—	—	7,045	397,365
Class B	—	—	—	—	—	—	105	4,758
Class C	—	—	—	—	—	—	1,307	61,673
Class E	—	—	1	17	—	—	66	3,711
Class I	—	—	43	572	—	—	3,182	200,115
Class N	—	—	3	34	—	—	132	8,335
Class R	—	—	—	—	—	—	241	13,161
Class Y	—	—	4	47	—	—	759	45,444
Shares redeemed:								
Class A	(2,164)	(27,563)	(4,867)	(69,693)	(5,327)	(370,917)	(11,607)	(767,937)
Class B	(57)	(604)	(122)	(1,480)	(138)	(7,601)	(317)	(16,912)
Class C	(782)	(8,137)	(1,457)	(17,206)	(1,490)	(86,885)	(3,001)	(166,985)
Class E	(40)	(528)	(57)	(845)	(45)	(3,094)	(58)	(3,792)
Class I	(1,238)	(16,501)	(3,962)	(59,112)	(4,735)	(368,047)	(10,336)	(747,602)
Class N	(56)	(757)	(194)	(2,879)	(399)	(30,220)	(856)	(61,946)
Class R	(184)	(2,295)	(481)	(6,735)	(400)	(26,985)	(706)	(45,227)
Class Y	(234)	(3,019)	(527)	(7,850)	(1,437)	(106,318)	(3,725)	(258,085)
Net decrease	(3,199)	$(39,349)	(7,829)	$(110,192)	(8,557)	$(603,071)	(3,755)	$(352,785)

	Ivy Securian Real Estate Securities Fund			
	Six months ended 9-30-19 (Unaudited)		Year ended 3-31-19	
	Shares	Value	Shares	Value
Shares issued from sale of shares:				
Class A	239	$ 5,944	451	$ 10,593
Class B	—*	2	1	25
Class C	15	361	19	428
Class E	5	134	13	294
Class I	622	15,689	1,712	40,580
Class N	7	187	8	176
Class R	5	124	12	269
Class Y	73	1,831	153	3,562
Shares issued in reinvestment of distributions to shareholders:				
Class A	36	914	488	11,166
Class B	—*	2	4	89
Class C	—*	9	15	339
Class E	1	18	9	215
Class I	42	1,067	464	10,708
Class N	—*	5	2	44
Class R	—*	3	2	41
Class Y	22	550	271	6,215
Shares redeemed:				
Class A	(833)	(20,798)	(2,311)	(54,122)
Class B	(13)	(315)	(38)	(858)
Class C	(80)	(1,944)	(151)	(3,487)
Class E	(21)	(540)	(24)	(565)
Class I	(1,030)	(25,935)	(3,309)	(78,360)
Class N	(8)	(207)	(12)	(278)
Class R	(19)	(475)	(9)	(206)
Class Y	(317)	(7,955)	(1,133)	(26,664)
Net decrease	(1,254)	$(31,329)	(3,363)	$(79,796)

* Not shown due to rounding.

12. FEDERAL INCOME TAX MATTERS ($ amounts in thousands)

For Federal income tax purposes, cost of investments owned at September 30, 2019 and the related unrealized appreciation (depreciation) were as follows:

Fund	Cost of Investments	Gross Appreciation	Gross Depreciation	Net Unrealized Appreciation (Depreciation)
Ivy Asset Strategy Fund	$3,749,486	$ 430,234	$1,283,635	$ (853,401)
Ivy Balanced Fund	2,193,153	343,904	29,793	314,111
Ivy Energy Fund	278,082	28,451	53,017	(24,566)
Ivy LaSalle Global Real Estate Fund	134,693	13,340	4,644	8,696
Ivy Natural Resources Fund	366,751	35,435	84,861	(49,426)
Ivy Science and Technology Fund	3,479,406	4,048,684	155,473	3,893,211
Ivy Securian Real Estate Securities Fund	294,594	144,811	3,142	141,669

For Federal income tax purposes, the Funds' undistributed earnings and profit for the year ended March 31, 2019 and the post-October and late-year ordinary activity were as follows:

Fund	Undistributed Ordinary Income	Undistributed Long-Term Capital Gains	Tax Return of Capital	Post-October Capital Losses Deferred	Late-Year Ordinary Losses Deferred
Ivy Asset Strategy Fund	$5,910	$ 15,786	$—	$ —	$ —
Ivy Balanced Fund	2,871	96,007	—	—	—
Ivy Energy Fund	—	—	—	—	—
Ivy LaSalle Global Real Estate Fund	1,910	1,835	—	1,278	—
Ivy Natural Resources Fund	3,652	—	—	—	—
Ivy Science and Technology Fund	—	288,030	—	—	8,925
Ivy Securian Real Estate Securities Fund	1,274	7,773	—	2,169	—

Internal Revenue Code regulations permit each Fund to elect to defer into its next fiscal year capital losses and certain specified ordinary items incurred between each November 1 and the end of its fiscal year. Each Fund is also permitted to defer into its next fiscal certain ordinary losses that generated between each January 1 and the end of its fiscal year.

The tax character of dividends and distributions paid during the two fiscal years ended March 31, 2019 and 2018 were as follows:

Fund	March 31, 2019 Distributed Ordinary Income[1]	March 31, 2019 Distributed Long-Term Capital Gains	March 31, 2018 Distributed Ordinary Income[1]	March 31, 2018 Distributed Long-Term Capital Gains
Ivy Asset Strategy Fund	$55,786	$426,876	$28,544	$ 67,045
Ivy Balanced Fund	44,588	227,972	36,899	48,390
Ivy Energy Fund	—	—	2,469	—
Ivy LaSalle Global Real Estate Fund	2,976	1,203	1,203	35
Ivy Natural Resources Fund	685	—	—	—
Ivy Science and Technology Fund	—	786,451	13,115	253,581
Ivy Securian Real Estate Securities Fund	7,565	22,758	7,416	56,076

(1) Includes short-term capital gains, if any.

Dividends from net investment income and short-term capital gains are treated as ordinary income dividends for federal income tax purposes.

Accumulated capital losses represent net capital loss carryovers as of March 31, 2019 that may be available to offset future realized capital gains and thereby reduce future capital gains distributions. As of March 31, 2019, the capital loss carryovers were as follows:

Fund	Short-Term Capital Loss Carryover	Long-Term Capital Loss Carryover
Ivy Asset Strategy Fund	$ 31,742	$ —
Ivy Balanced Fund	—	—
Ivy Energy Fund	99,775	83,578
Ivy LaSalle Global Real Estate Fund	65	—
Ivy Natural Resources Fund	288,457	330,594
Ivy Science and Technology Fund	—	—
Ivy Securian Real Estate Securities Fund	—	—

Waddell & Reed Advisors Energy Fund was merged into Ivy Energy Fund as of October 16, 2017. At the time of the merger, Waddell & Reed Advisors Energy Fund had capital loss carryovers available to offset future gains of the Ivy Energy Fund. These carryovers are annually limited to $3,780 plus any unused limitations from prior years and any built in gains realized.

Ivy Global Income Allocation Fund was merged into Ivy Asset Strategy Fund as of November 5, 2018. At the time of the merger, Ivy Global Income Allocation Fund had capital loss carryovers available to offset future gains of the Ivy Asset Strategy Fund. These carryovers are annually limited to $12,268 plus any unused limitations from prior years.

Ivy LaSalle Global Risk Managed Real Estate Fund was merged into Ivy LaSalle Global Real Estate Fund as of November 5, 2018. At the time of the merger, Ivy LaSalle Global Risk Managed Real Estate Fund had capital loss carryovers available to offset future gains of the Ivy LaSalle Global Real Estate Fund. Ivy LaSalle Global Real Estate Fund's net gains realized in the current year ended March 31, 2019 was limited to $1,993 that could be offset with Ivy LaSalle Global Risk Managed Real Estate Fund's capital loss carryover that was brought over.

At a meeting of the Board of Trustees (the "Board") of Ivy Funds (the "Trust") held on August 13th and 14th, 2019, the Board, including all of the trustees who are not "interested persons" (the "Independent Trustees"), as defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended (the "1940 Act"), unanimously approved the continuance of the Investment Management Agreement (the "Management Agreement") between Ivy Investment Management Company ("IICO") and the Trust, and the continuance of the Investment Subadvisory Agreements between IICO and:

- Apollo Credit Management, LLC (with respect to the Ivy Apollo Multi-Asset Income Fund and Ivy Apollo Strategic Income Fund)

- LaSalle Investment Management Securities, LLC and LaSalle Investment Management Securities B.V. (with respect to the Ivy LaSalle Global Real Estate Fund and the Ivy Apollo Multi-Asset Income Fund)

- Mackenzie Investments Europe Limited (Mackenzie Europe) and the investment sub-advisory agreement between Mackenzie Europe and Mackenzie Investments Asia Limited (with respect to the Ivy International Small Cap Fund)

- Pictet Asset Management Limited and Pictet Asset Management (Singapore) PTE Ltd. (with respect to the Ivy Emerging Markets Local Currency Debt Fund and Pictet Asset Management SA (with respect to the Ivy Targeted Return Bond Fund)

- PineBridge Investments, LLC (with respect to the Ivy PineBridge High Yield Fund)

- ProShare Advisors, LLC (with respect to the Ivy ProShares S&P 500 Dividend Aristocrats Index Fund, the Ivy ProShares Russell 2000 Dividend Growers Index Fund, the Ivy ProShares Interest Rate Hedged High Yield Index Fund, the Ivy ProShares S&P 500 Bond Index Fund and the Ivy ProShares MSCI ACWI Index Fund)

- Pzena Investment Management, LLC (with respect to the Ivy Pzena International Value Fund)

- Securian Asset Management, Inc. (with respect to the Ivy Securian Core Bond Fund and the Ivy Securian Real Estate Securities Fund)

- Wilshire Associates Incorporated (with respect to the Ivy Wilshire Global Allocation Fund)

Each subadviser is referred to herein as a "Subadviser," and the Management Agreement and the Investment Subadvisory Agreements are referred to collectively herein as the "Agreements."

The Board's Independent Trustees were assisted in their review by independent legal counsel and met with such counsel separately from representatives of IICO and the Subadvisers. Independent legal counsel explained the factors that the Board should consider as part of its review of the Agreements, all as outlined in a memorandum it had provided to the Board prior to the meeting, including, among other things, the nature and the quality of the services provided by IICO and the Subadvisers, profitability (including any fall-out benefits) from IICO's and the Subadvisers' relationships with each series of the Trust (each, a "Fund" and together, the "Funds"), economies of scale, the role played by the Independent Trustees, and information on comparative fees and expenses. The Independent Trustees also considered the written responses and materials produced by IICO and each Subadviser in response to 15(c) due diligence request lists submitted by the Independent Trustees' legal counsel prior to the meeting, as well as materials produced in response to a follow-up request list sent to IICO by independent legal counsel on behalf of the Independent Trustees. Included in those responses, which had been provided to the Board prior to the meeting, was a Fund-by-Fund profitability analysis prepared by IICO, as well as an explanation of the methodology by which the profitability analysis was calculated. The Board also received extensive materials on performance, expenses and comparable fund information from Broadridge, Inc. ("Broadridge"), an independent mutual fund rating service. Finally, the Independent Trustees received and reviewed a considerable amount of information that their independent fee consultant had provided to them. The Independent Trustees previously had reviewed and discussed these materials during a telephonic meeting in July 2019. They further reviewed these materials among themselves, with their independent legal counsel and the independent fee consultant, and with the other Board members at executive sessions of the Independent Trustees at the August 13-14, 2019 Board meeting, during which the Board considered various factors described below, none of which by itself was considered dispositive. However, the material factors and conclusions that formed the basis for the Board's determination to approve the Agreements are discussed separately below.

Nature, Extent and Quality of Services

The Board considered the nature, extent and quality of services provided to the Funds by IICO and each Subadviser, taking into account the large amount of materials produced by IICO and the Subadvisers in response to the 15(c) due diligence requests submitted on its behalf by independent legal counsel to the Independent Trustees.

The Board also took into account the report from its Investment Oversight Committee (the "IOC"), in light of that committee's duties to assist the Board in the 15(c) process. The IOC had reported to the Board on its review of the performance of the Funds, IICO's investment risk management function, and the changes IICO and its affiliates have been undertaking for the Trust and the overall fund complex. As such, the Board examined all of IICO's activities in light of

performance and expense structure, as well as the overall rationalization of the fund complex (both completed and/or proposed), which is designed to provide economies of scale to the shareholders, reduce the Funds' expenses and enhance the performance of the Funds, particularly in the context of substantial industry change and regulatory developments.

The Board likewise considered the knowledge it had received from its regular meetings, including from the materials provided in connection with those meetings, such as the resources and key personnel of IICO and each Subadviser, as well as the other services provided to the Funds by IICO and each Subadviser, as applicable (*e.g.,* managing the quality of execution of portfolio transactions and the selection of broker-dealers for those transactions, monitoring adherence to each Fund's investment restrictions, producing reports, providing support services for the Board and its committees, communicating with shareholders and overseeing the activities of other service providers, including monitoring compliance with various Fund policies and procedures and with applicable laws and regulations). The Board also took into account the compliance environment at IICO and each Subadviser, noting the resources that each entity has dedicated towards compliance. The Board concluded that the nature and extent of the services provided by IICO and each Subadviser were appropriate, that the quality of those services had been consistent with quality norms in the industry and that the Funds were likely to benefit from the continued provision of those services.

Benefits from the Relationship with the Funds

The Board next discussed whether IICO or any Subadviser derives any other direct or indirect benefit from serving the Funds. In that regard, the Board discussed the transfer agency and shareholder servicing fees that Waddell & Reed Services Company ("WISC"), an affiliate of IICO, has provided to the Funds. The Board took note of the caps that management previously had agreed to on shareholder servicing costs. The Board also considered the benefits that accrue to each service provider organization from its respective relationship with the Funds, including the fact that a variety of services are provided by affiliates of IICO, including distribution, administrative and Fund accounting services, and, as discussed above, shareholder servicing. The Board also considered management's proposal to outsource the transactional processing operations of WISC to a sub-agent for the Funds, which is designed to achieve greater efficiencies and savings for Fund shareholders over time. After full consideration of these and other factors, the Board concluded that none of IICO, any Subadviser or any of their affiliates receives any additional direct or indirect benefits that would preclude the Board from approving the continuation of the Management Agreement with IICO or any Investment Subadvisory Agreement with a Subadviser.

Economies of Scale

The Board discussed whether economies of scale are being realized by the Funds and whether fee levels reflect those economies of scale for the benefit of the Funds' shareholders. The Board considered the fact that as a Fund's assets have grown, the expenses of that Fund generally have fallen. Additionally, in that regard, the Board considered the various initiatives that IICO has undertaken to seek to rationalize the fund complex.

Performance of the Funds and Costs of Services Provided

The Board considered the performance of each Fund and the costs of the services provided, focusing in particular on a number of Funds that the independent fee consultant had identified. Specifically, the Board examined the investment performance of each Fund, including the percentile ranking of each Fund over various periods of time. The Board also examined the performance of each Fund against its respective benchmark index and peer funds for the same periods. After extensively reviewing all of the performance information provided, the Board concluded that the Funds' performance in each asset class was acceptable. Although the performance of some of the focus Funds identified by the independent fee consultant lagged that of their peers or respective benchmark index, the Board recognized that IICO, or the applicable Subadviser, had taken, or was taking, steps to address that underperformance, and determined to continue to monitor closely the performance of those Funds.

The Board also considered the expenses and expense ratio of each Fund, and the expense limitation and fee reduction arrangements entered into by IICO in light of the services provided by IICO and each Subadviser. The Board also compared each Fund's expenses, including advisory, distribution and shareholder servicing fees, with the expenses and advisory fees of other investment advisers managing similarly situated funds, as well as the advisory fees that IICO (or an affiliate) charges for providing advisory services to other accounts in the same asset class for certain Funds. In that regard, the Board noted that IICO performs significant additional services for the Funds as compared to those other accounts. The Board also took into account the information on IICO's profitability in managing the Funds, including the methodology used to calculate profitability. The Board finally considered the amount of assets in each Fund, each Fund's average account size and how those factors affect the Funds' expense ratios, noting that, as the Funds' assets have increased or decreased over time, the expense ratios of the Funds generally have fallen or risen, respectively. After completing this examination, the Board concluded that each Fund's expenses are appropriate at the current time.

Independent Fee Consultant Review

Independent legal counsel, on behalf of the Independent Trustees, engaged the independent fee consultant to assist them in evaluating the reasonableness of the management fees charged by IICO to all funds within the fund complex. The independent fee consultant's review addressed the following fee-related factors:

1. The nature, extent and quality of IICO's services to the Funds;

2. Management fees and expenses in the context of performance;

3. Product category expenses, including peers;

4. Profit margins of IICO's parent from supplying such services;

5. Subadviser and institutional fee analyses; and

6. Possible economies of scale as a Fund grows larger.

The following summarizes the findings of the independent fee consultant retained by the Independent Trustees.

Summary Findings

The report stated that IICO delivered reasonable levels of performance in the longer-term periods and reasonable levels of service to the Funds in relation to its management fees as compared to the investment advisers of comparable funds. For the 36 months ended March 31, 2019, approximately 17% of the Funds were in the top quartile of performance and 29% of the Funds were in the top two quartiles of performance and that short-term performance of such Funds were showing signs of improvement. Specifically, the report noted that 58% of the Funds were in the top two quartiles in the one-year period, and that 28% of all such Funds had improving performance in their one-year period. The independent fee consultant noted that the Funds' performance appeared to be grounded in a number of institutional competitive advantages at IICO, including investment management depth, ability to attract top talent, proactive management, performance-focused culture, economic analysis and an effective trading infrastructure.

The report further indicated that total expenses of the funds in the complex, on average, were 3% over the average total expenses of their respective Broadridge Expense Group peers and 1% under the average total expenses for their Broadridge Expense Universe peers. The net management fees for the Funds were 2% over the average net management fees of their respective Broadridge Expense Group peers and 7% over the average net management fees for their Broadridge Expense Universes. The report also stated that, when compared to expenses from the prior year, net management fees deceased by 1.5%, while total expenses decreased by 1%.

The report also stated that the management fees IICO charges to the Funds are reasonable in relation to the management fees it charges to its institutional account clients. The report noted that these institutional account clients have different service and infrastructure needs and in addition, the average spread between management fees IICO charged to the Funds and those it charges to institutional account clients is reasonable relative to the average fee spreads computed from industry surveys.

The report stated that while it was difficult to confirm overall economies of scale, it was clear that the Funds' shareholders generally are benefitting from lower expenses as the Funds' assets grow.

The report also noted that the overall profitability of IICO's parent relative to other complexes is reasonable.

Finally, the report also examined the fees that IICO retains on Funds that are subadvised by unaffiliated Subadvisers and indicated that those fees are reasonable relative to the industry. The report also stated that the subadvisory fees that IICO earns for serving as a subadviser to an unaffiliated fund when compared to fees of similar Funds likewise are reasonable relative to the industry.

Conclusions

The independent fee consultant's report concluded that it believes that the services provided by IICO and its affiliates and expenses incurred by the Funds in the previous 12 months are reasonable and provide adequate justification for renewal of the Funds' existing Agreements.

PROXY VOTING INFORMATION

IVY FUNDS (UNAUDITED)

Proxy Voting Guidelines

A description of the policies and procedures Ivy Funds uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.888.923.3355 and (ii) on the Securities and Exchange Commission's ("SEC") website at www.sec.gov.

Proxy Voting Records

Information regarding how the Trust voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through the Ivy Investments' website at www.ivyinvestments.com and on the SEC's website at www.sec.gov.

QUARTERLY PORTFOLIO SCHEDULE INFORMATION

IVY FUNDS

Portfolio holdings can be found on the Trust's website at www.ivyinvestments.com. Alternatively, a complete schedule of portfolio holdings of each Fund for the first and third quarters of each fiscal year is filed with the SEC and can be found on the Trust's Form N-Q and/or Form NPORT-EX. These holdings may be viewed in the following ways:

- On the SEC's website at www.sec.gov.
- For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.

TO ALL TRADITIONAL IRA PLANHOLDERS:

As required by law, we are hereby providing notice to you that income tax may be withheld automatically from any distribution or withdrawal from a traditional IRA. A Fund is generally required to withhold taxes unless you make a written election not to have taxes withheld. The election may be made on the distribution/withdrawal form provided by Waddell & Reed, Inc. which can be obtained from your Waddell & Reed representative or by submitting Internal Revenue Service Form W–4P. Once made, an election can be revoked by providing written notice to Waddell & Reed, Inc. If you elect not to have tax withheld you may be required to make payments of estimated tax. Penalties may be imposed by the IRS if withholding and estimated tax payments are not adequate.

THE IVY FUNDS FAMILY

Domestic Equity Funds

Ivy Accumulative Fund

Ivy Core Equity Fund

Ivy Large Cap Growth Fund

Ivy Mid Cap Growth Fund

Ivy Mid Cap Income Opportunities Fund

Ivy Small Cap Core Fund

Ivy Small Cap Growth Fund

Ivy Value Fund

Ivy Asset Strategy Fund

Ivy Balanced Fund

Ivy Energy Fund

Ivy LaSalle Global Real Estate Fund

Ivy Natural Resources Fund

Ivy Science and Technology Fund

Ivy Securian Real Estate Securities Fund

Ivy Wilshire Global Allocation Fund

Global/International Funds

Ivy Emerging Markets Equity Fund

Ivy Global Equity Income Fund

Ivy Global Growth Fund

Ivy International Small Cap Fund

Ivy International Core Equity Fund

Ivy Managed International Opportunities Fund

Ivy Pictet Emerging Markets Local Currency Debt Fund

Ivy Pzena International Value Fund

Index Funds

Ivy ProShares Interest Rate Hedged High Yield Index Fund

Ivy ProShares MSCI ACWI Index Fund

Ivy ProShares Russell 2000 Dividend Growers Index Fund

Ivy ProShares S&P 500 Bond Index Fund

Ivy ProShares S&P 500 Dividend Aristocrats Index Fund

Speciality Funds

Ivy Apollo Multi-Asset Income Fund

Fixed Income Funds

Ivy Apollo Strategic Income Fund

Ivy California Municipal High Income Fund

Ivy Corporate Bond Fund

Ivy Crossover Credit Fund

Ivy Global Bond Fund

Ivy Government Securities Fund

Ivy High Income Fund

Ivy Limited-Term Bond Fund

Ivy Municipal Bond Fund

Ivy Municipal High Income Fund

Ivy Pictet Targeted Return Bond Fund

Ivy PineBridge High Yield Fund

Ivy Securian Core Bond Fund

Money Market Funds

Ivy Cash Management Fund

Ivy Government Money Market Fund

1.888.923.3355
Visit us online at www.ivyinvestments.com

The Ivy Funds are managed by Ivy Investment Management Company and distributed by its subsidiary, Ivy Distributors, Inc.

Before investing, investors should consider carefully the investment objectives, risks, charges and expenses of a mutual fund. This and other important information is contained in the prospectus and summary prospectus, which may be obtained at www.ivyinvestments.com or from a financial advisor. Read it carefully before investing.



Semiannual Report

SEPTEMBER 30, 2019

IVY FUNDS

	Class A	Class B	Class C	Class E	Ticker Class I	Class N	Class R	Class T	Class Y
Ivy Core Equity Fund	WCEAX	WCEBX	WTRCX	ICFEX	ICIEX	ICEQX	IYCEX		WCEYX
Ivy Emerging Markets Equity Fund	IPOAX	IPOBX	IPOCX	IPOEX	IPOIX	IMEGX	IYPCX	IPOTX	IPOYX
Ivy Global Bond Fund	IVSAX	IVSBX	IVSCX		IVSIX	IVBDX	IYGOX		IVSYX
Ivy Global Equity Income Fund	IBIAX	IBIBX	IBICX	IBIEX	IBIIX	IICNX	IYGEX		IBIYX
Ivy Global Growth Fund	IVINX	IVIBX	IVNCX	IIGEX	IGIIX	ITGRX	IYIGX		IVIYX
Ivy Government Money Market Fund	WRAXX	WRBXX	WRCXX	IVEXX		WRNXX			
Ivy High Income Fund	WHIAX	WHIBX	WRHIX	IVHEX	IVHIX	IHIFX	IYHIX	WHITX	WHIYX
Ivy International Core Equity Fund	IVIAX	IIFBX	IVIFX	IICEX	ICEIX	IINCX	IYITX	IICTX	IVVYX
Ivy Large Cap Growth Fund	WLGAX	WLGBX	WLGCX	ILCEX	IYGIX	ILGRX	WLGRX		WLGYX
Ivy Limited-Term Bond Fund	WLTAX	WLTBX	WLBCX	IVLEX	ILTIX	ILMDX	IYLTX		WLTYX
Ivy Managed International Opportunities Fund	IVTAX	IVTBX	IVTCX	IVTEX	IVTIX	IVTNX	IYMGX		IVTYX
Ivy Mid Cap Growth Fund	WMGAX	WMGBX	WMGCX	IMCEX	IYMIX	IGRFX	WMGRX		WMGYX
Ivy Mid Cap Income Opportunities Fund	IVOAX		IVOCX	IVOEX	IVOIX	IVOSX	IVORX		IVOYX
Ivy Municipal Bond Fund	WMBAX	WMBBX	WMBCX		IMBIX	IMBNX			WMBYX
Ivy Municipal High Income Fund	IYIAX	IYIBX	IYICX		WYMHX	IYINX			IYIYX
Ivy Pzena International Value Fund	ICDAX	ICDBX	ICDCX		ICVIX	ICNGX	IYCUX		ICDYX
Ivy Securian Core Bond Fund	IBOAX	IBOBX	IBOCX	IVBEX	IVBIX	IBNDX	IYBDX		IBOYX
Ivy Small Cap Core Fund	IYSAX	IYSBX	IYSCX	IYVIX	IVVIX	ISPVX	IYSMX	IYCTX	IYSYX
Ivy Small Cap Growth Fund	WSGAX	WSGBX	WRGCX	ISGEX	IYSIX	IRGFX	WSGRX	IYSTX	WSCYX
Ivy Value Fund	IYVAX	IYVBX	IYVCX	IVVEX	IYAIX	IVALX	IYVLX		IYVYX

Beginning on January 1, 2021, as permitted by regulations adopted by the U.S. Securities and Exchange Commission (SEC), paper copies of the Funds' Annual and Semiannual Shareholder Reports no longer will be sent by mail, unless you specifically request paper copies of the reports. Instead, the reports will be made available on the Ivy Investments website (www.ivyinvestments.com), and you will be notified by mail each time a report is posted, and provided with a website link to access the report.

If you have already elected to receive shareholder reports electronically, you will not be affected by this change and you need not take any action. You may elect to receive shareholder reports and other communications from the Funds electronically anytime by contacting your financial intermediary (e.g., a broker-dealer or bank) or, if you are a direct investor, by calling 1-888-923-3355 or by enrolling at www.ivyinvestments.com.

You may elect to receive all future reports in paper format free of charge. If you invest through a financial intermediary, you can contact your financial intermediary to request that you continue to receive paper copies of your shareholder reports. If you invest directly with the Funds, you may call 1-888-923-3355 to let the Funds know you wish to continue receiving paper copies of your shareholder reports. Your election to receive reports in paper format will apply to all funds held in your account if you invest through your financial intermediary or all funds held with the Fund Complex if you invest directly with the Funds.

IVY INVESTMENTS® refers to the financial services offered by Ivy Distributors, Inc., a FINRA member broker dealer and the distributor of IVY FUNDS® mutual funds, and those financial services offered by its affiliates.

CONTENTS

This report is submitted for the general information of the shareholders of Ivy Funds. It is not authorized for distribution to prospective investors in the Funds unless preceded or accompanied by a current Ivy Funds prospectus, or summary prospectus, and current performance information.



SEPTEMBER 30, 2019 (UNAUDITED)

Philip J. Sanders, CFA

Dear Shareholder,

Equity markets roared back following the sharp correction at year-end 2018, with the S&P 500 Index advancing more than 20% in 2019, as of Sept. 30, and every sector posting gains. The rally had a pro-cyclical component, as information technology and real estate delivered the strongest sector returns, while energy and health care were the laggards.

The U.S. economy remains relatively healthy and remains in the longest economic expansion in U.S. history despite uncertainty about trade and signs of global weakening. We believe the underlying fundamentals — a strong job market, rising wages and low inflation — support continued growth during the rest of 2019. However, U.S. trade policy remains a wildcard and poses a major threat to the current expansion.

The U.S. Federal Reserve (Fed) held steady on interest rates for the first half of 2019, but cut the federal funds rate by 25 basis points in July and then again in September. The federal funds target range currently is 1.75-2.0%. Increasing pressures from trade turmoil and uncertainty around the strength of global growth led the Fed to become more accommodative, and we believe one additional rate cut is likely by calendar year's end.

The pace of economic growth in Europe has weakened during the period, mainly due to the drag of global trade and Brexit uncertainty. We anticipate eurozone growth will remain weak through the rest of the year, but could see some stabilization by the end of 2019. The European Central Bank introduced a broad stimulus package in September, including lower rates, a reboot of quantitative easing and a commitment to maintain these initiatives until inflation moves toward its target of just below 2%. With core inflation currently around 1%, we expect these policies to be in place for at least the next year or two.

Emerging markets faced multiple headwinds over the period, namely a strong dollar, China's focus on deleveraging and regulation, trade wars, volatile energy prices and increased geopolitical risks. Despite near-term concerns and likely volatility across the global equity market, we believe the long-term fundamentals in emerging markets will continue to offer opportunities. By comparison, U.S. equities broadly have benefitted from a more attractive growth rate, which was the result of tax reform, lower regulatory pressures and repatriation of overseas earnings.

Looking ahead, we believe equities face intensifying headwinds as the pace of global growth slows and trade turmoil lingers. As we examine the investment landscape, we continue to put greater emphasis on the fundamentals and quality of asset classes and sectors. We believe it is important to stay focused on the merits of individual market sectors, industries and companies when making investment decisions. Those fundamentals historically have tended to outweigh external factors such as government policies and regulations. While those can affect every business and every investor, we think the innovation and management skill within individual companies are the ultimate drivers of long-term stock prices.

Economic Snapshot

	9/30/2019	3/31/2019
S&P 500 Index	2,976.74	2,834.40
MSCI EAFE Index	1,889.36	1,875.43
10-Year Treasury Yield	1.68%	2.41%
U.S. unemployment rate	3.5%	3.8%
30-year fixed mortgage rate	3.64%	4.06%
Oil price per barrel	$ 54.07	$ 60.14

Sources: Bloomberg, U.S. Department of Labor, MBA, CME

All government statistics shown are subject to periodic revision. The S&P 500 Index is an unmanaged index that tracks the stocks of 500 primarily large-cap U.S. companies. MSCI EAFE Index is an unmanaged index comprised of securities that represent the securities markets in Europe, Australasia and the Far East. It is not possible to invest directly in any of these indexes. Mortgage rates are from BankRate and reflect the overnight national average rate on a conventional 30-year fixed loan. Oil prices reflect the market price of West Texas intermediate grade crude.

Respectfully,

Philip J. Sanders, CFA
President

The opinions expressed in this letter are those of the President of the Ivy Funds and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

(UNAUDITED)

Expense Example

As a shareholder of a Fund, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments, exchange fees and account fees; and (2) ongoing costs, including management fees, distribution and service fees, and other Fund expenses. The following table is intended to help you understand your ongoing costs (in dollars) of investing in a Fund and to compare these costs with the ongoing costs of investing in other mutual funds. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended September 30, 2019.

Actual Expenses

The first section in the following table provides information about actual account values and actual expenses for each share class. You may use the information in this section, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7.5), then multiply the result by the number in the first section under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period. There may be additional fees charged to holders of certain accounts that are not included in the expenses shown in the table. Fees apply to Individual Retirement Accounts (IRAs), IRA Rollovers, Roth IRAs, Conversion Roth IRAs, Simplified Employee Pension (SEP), Savings Incentive Match Plan for Employees (SIMPLE) IRAs, Tax-Sheltered Accounts (TSAs), Keogh Plans, Owner Only 401(k) (Exclusive K) Plans and Final Pay Plans. As of the close of the six months covered by the table, a customer is charged an annual fee of $18 within each plan type. This fee is waived for IRA Rollovers and Conversion Roth IRAs if the customer owns another type of IRA. Coverdell Education Savings Account plans are charged an annual fee of $10 per customer. With limited exceptions,

for Class A shares, if your Fund account balance is below $650 on the Friday prior to the last full week of September of each year, the account will be assessed an account fee of $20. You should consider the additional fees that were charged to your Fund account over the six-month period when you estimate the total ongoing expenses paid over the period and the impact of these fees on your ending account value as such additional expenses are not reflected in the information provided in the following table. Additional fees have the effect of reducing investment returns.

Hypothetical Example for Comparison Purposes

The second section in the following table provides information about hypothetical account values and hypothetical expenses for each share class based on the Fund's actual expense ratio and an assumed rate of return of five percent per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this five percent hypothetical example with the five percent hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), exchange fees or account fees. Therefore, the second section in the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

Expenses paid may be impacted by expense reduction arrangements. If those arrangements had not been in place, expenses paid would have been higher. See Note 6 in Notes to Financial Statements for further information.

Fund	Actual[1]			Hypothetical[2]			Annualized Expense Ratio Based on the Six-Month Period
	Beginning Account Value 3-31-19	Ending Account Value 9-30-19	Expenses Paid During Period*	Beginning Account Value 3-31-19	Ending Account Value 9-30-19	Expenses Paid During Period*	
Ivy Core Equity Fund							
Class A	$1,000	$1,086.10	$5.42	$1,000	$1,019.86	$5.25	1.04%
Class B**	$1,000	$1,079.50	$11.23	$1,000	$1,014.32	$10.88	2.13%
Class C	$1,000	$1,080.50	$9.88	$1,000	$1,015.55	$9.57	1.90%
Class E	$1,000	$1,085.00	$5.73	$1,000	$1,019.61	$5.55	1.09%
Class I	$1,000	$1,086.40	$4.38	$1,000	$1,020.89	$4.24	0.83%
Class N	$1,000	$1,087.60	$3.55	$1,000	$1,021.68	$3.44	0.68%
Class R	$1,000	$1,083.10	$7.60	$1,000	$1,017.80	$7.36	1.45%
Class Y	$1,000	$1,086.60	$4.49	$1,000	$1,020.78	$4.34	0.84%

See footnotes on page 9.

(UNAUDITED)

Fund	Actual[1] Beginning Account Value 3-31-19	Actual[1] Ending Account Value 9-30-19	Actual[1] Expenses Paid During Period*	Hypothetical[2] Beginning Account Value 3-31-19	Hypothetical[2] Ending Account Value 9-30-19	Hypothetical[2] Expenses Paid During Period*	Annualized Expense Ratio Based on the Six-Month Period
Ivy Emerging Markets Equity Fund							
Class A	$1,000	$ 949.30	$ 7.21	$1,000	$ 1,017.70	$ 7.47	1.47%
Class B**	$1,000	$ 944.30	$12.15	$1,000	$ 1,012.52	$12.58	2.50%
Class C	$1,000	$ 946.30	$10.51	$1,000	$ 1,014.23	$10.88	2.16%
Class E***	$1,000	$ 950.70	$5.95	$1,000	$ 1,018.94	$ 6.16	1.22%
Class I	$1,000	$ 951.50	$4.88	$1,000	$1,020.09	$ 5.05	0.99%
Class N	$1,000	$ 951.70	$4.88	$1,000	$1,020.10	$ 5.05	0.99%
Class R	$1,000	$ 948.30	$8.48	$1,000	$1,016.42	$ 8.77	1.73%
Class T	$1,000	$ 951.00	$5.95	$1,000	$1,018.99	$ 6.16	1.21%
Class Y	$1,000	$ 949.80	$6.73	$1,000	$ 1,018.19	$ 6.96	1.37%
Ivy Global Bond Fund							
Class A	$1,000	$1,026.50	$ 5.07	$1,000	$1,020.06	$ 5.05	0.99%
Class B**	$1,000	$1,022.60	$8.90	$1,000	$ 1,016.30	$ 8.87	1.74%
Class C	$1,000	$1,021.60	$8.90	$1,000	$ 1,016.29	$ 8.87	1.74%
Class I	$1,000	$1,026.80	$3.85	$1,000	$ 1,021.31	$ 3.84	0.74%
Class N	$1,000	$1,027.80	$ 3.75	$1,000	$ 1,021.40	$ 3.74	0.73%
Class R	$1,000	$ 1,024.10	$7.49	$1,000	$ 1,017.67	$ 7.47	1.48%
Class Y	$1,000	$1,026.50	$ 5.07	$1,000	$1,020.06	$ 5.05	0.99%
Ivy Global Equity Income Fund							
Class A	$1,000	$1,028.00	$6.29	$1,000	$ 1,018.83	$ 6.26	1.24%
Class B**	$1,000	$1,024.30	$9.92	$1,000	$ 1,015.27	$ 9.87	1.95%
Class C	$1,000	$1,023.40	$10.12	$1,000	$ 1,015.03	$10.08	2.00%
Class E	$1,000	$1,028.60	$ 5.78	$1,000	$ 1,019.38	$ 5.76	1.13%
Class I	$1,000	$1,029.70	$ 4.67	$1,000	$1,020.43	$ 4.65	0.92%
Class N	$1,000	$1,030.40	$ 4.06	$1,000	$ 1,021.09	$ 4.04	0.79%
Class R	$1,000	$1,026.50	$7.80	$1,000	$ 1,017.39	$ 7.77	1.53%
Class Y	$1,000	$1,028.40	$6.09	$1,000	$ 1,019.08	$ 6.06	1.19%
Ivy Global Growth Fund							
Class A	$1,000	$1,028.50	$7.00	$1,000	$ 1,018.20	$ 6.96	1.37%
Class B**	$1,000	$ 1,022.10	$13.14	$1,000	$ 1,012.07	$13.08	2.58%
Class C	$1,000	$1,024.00	$11.33	$1,000	$ 1,013.92	$ 11.28	2.22%
Class E	$1,000	$1,029.40	$6.09	$1,000	$ 1,019.08	$ 6.06	1.19%
Class I	$1,000	$1,030.20	$5.48	$1,000	$ 1,019.69	$ 5.45	1.06%
Class N	$1,000	$1,030.70	$ 4.77	$1,000	$1,020.33	$ 4.75	0.94%
Class R	$1,000	$1,026.70	$ 8.51	$1,000	$ 1,016.62	$ 8.47	1.68%
Class Y	$1,000	$1,028.40	$7.00	$1,000	$ 1,018.20	$ 6.96	1.37%

See footnotes on page 9.

(UNAUDITED)

Fund	Actual[1]			Hypothetical[2]			Annualized Expense Ratio Based on the Six-Month Period
	Beginning Account Value 3-31-19	Ending Account Value 9-30-19	Expenses Paid During Period*	Beginning Account Value 3-31-19	Ending Account Value 9-30-19	Expenses Paid During Period*	
Ivy Government Money Market Fund							
Class A	$1,000	$1,007.70	$ 4.02	$1,000	$ 1,021.04	$ 4.04	0.80%
Class B**	$1,000	$1,003.50	$ 8.21	$1,000	$ 1,016.86	$ 8.27	1.64%
Class C	$1,000	$ 1,003.10	$ 8.61	$1,000	$ 1,016.48	$ 8.67	1.71%
Class E	$1,000	$1,009.00	$ 2.71	$1,000	$1,022.33	$ 2.73	0.55%
Class N	$1,000	$1,009.10	$ 2.71	$1,000	$1,022.41	$ 2.73	0.53%
Ivy High Income Fund							
Class A	$1,000	$1,022.60	$ 4.85	$1,000	$1,020.25	$ 4.85	0.96%
Class B**	$1,000	$ 1,018.80	$ 8.68	$1,000	$ 1,016.47	$ 8.67	1.71%
Class C	$1,000	$ 1,019.10	$ 8.38	$1,000	$ 1,016.72	$ 8.37	1.66%
Class E	$1,000	$1,022.00	$ 5.46	$1,000	$ 1,019.63	$ 5.45	1.08%
Class I	$1,000	$1,023.80	$ 3.74	$1,000	$ 1,021.38	$ 3.74	0.74%
Class N	$1,000	$1,024.60	$ 2.94	$1,000	$ 1,022.14	$ 2.93	0.58%
Class R	$1,000	$1,020.80	$ 6.67	$1,000	$ 1,018.42	$ 6.66	1.33%
Class T	$1,000	$1,023.30	$ 4.25	$1,000	$ 1,020.88	$ 4.24	0.84%
Class Y	$1,000	$1,022.70	$ 4.85	$1,000	$ 1,020.25	$ 4.85	0.96%
Ivy International Core Equity Fund							
Class A	$1,000	$ 1,010.10	$ 6.33	$1,000	$ 1,018.79	$ 6.36	1.25%
Class B**	$1,000	$1,006.10	$10.63	$1,000	$ 1,014.48	$10.68	2.11%
Class C	$1,000	$1,006.80	$ 9.73	$1,000	$ 1,015.39	$ 9.77	1.93%
Class E	$1,000	$ 1,010.10	$ 6.33	$1,000	$ 1,018.73	$ 6.36	1.26%
Class I	$1,000	$ 1,013.00	$ 4.03	$1,000	$ 1,021.10	$ 4.04	0.79%
Class N	$1,000	$ 1,012.40	$ 4.02	$1,000	$ 1,021.10	$ 4.04	0.79%
Class R	$1,000	$1,008.40	$ 7.73	$1,000	$ 1,017.39	$ 7.77	1.53%
Class T	$1,000	$ 1,011.30	$ 4.93	$1,000	$ 1,020.13	$ 4.95	0.99%
Class Y	$1,000	$ 1,010.70	$ 5.93	$1,000	$ 1,019.14	$ 5.96	1.18%
Ivy Large Cap Growth Fund							
Class A	$1,000	$1,088.90	$ 5.33	$1,000	$ 1,019.96	$ 5.15	1.02%
Class B**	$1,000	$1,084.50	$ 9.69	$1,000	$ 1,015.77	$ 9.37	1.85%
Class C	$1,000	$1,084.70	$ 9.59	$1,000	$ 1,015.92	$ 9.27	1.83%
Class E	$1,000	$1,088.20	$ 6.06	$1,000	$ 1,019.31	$ 5.86	1.15%
Class I	$1,000	$1,090.50	$ 3.66	$1,000	$ 1,021.58	$ 3.54	0.69%
Class N	$1,000	$1,090.70	$ 3.45	$1,000	$ 1,021.76	$ 3.34	0.66%
Class R	$1,000	$1,086.60	$ 7.41	$1,000	$ 1,018.00	$ 7.16	1.41%
Class Y	$1,000	$1,089.00	$ 5.33	$1,000	$ 1,019.96	$ 5.15	1.02%

See footnotes on page 9.

(UNAUDITED)

| Fund | Actual[1] | | | Hypothetical[2] | | | Annualized Expense Ratio Based on the Six-Month Period |
	Beginning Account Value 3-31-19	Ending Account Value 9-30-19	Expenses Paid During Period*	Beginning Account Value 3-31-19	Ending Account Value 9-30-19	Expenses Paid During Period*	
Ivy Limited-Term Bond Fund							
Class A	$1,000	$1,024.30	$ 4.66	$1,000	$1,020.45	$ 4.65	0.92%
Class B**	$1,000	$ 1,019.70	$ 9.19	$1,000	$1,015.99	$ 9.17	1.81%
Class C	$1,000	$1,020.50	$ 8.49	$1,000	$ 1,016.72	$ 8.47	1.67%
Class E	$1,000	$1,024.20	$ 4.86	$1,000	$1,020.29	$ 4.85	0.95%
Class I	$1,000	$1,025.50	$ 3.54	$1,000	$ 1,021.61	$ 3.54	0.69%
Class N	$1,000	$1,026.30	$ 2.74	$1,000	$1,022.40	$ 2.73	0.53%
Class R	$1,000	$1,022.40	$ 6.47	$1,000	$1,018.62	$ 6.46	1.29%
Class Y	$1,000	$1,024.30	$ 4.66	$1,000	$1,020.45	$ 4.65	0.92%
Ivy Managed International Opportunities Fund[3]							
Class A	$1,000	$1,002.00	$ 2.50	$1,000	$1,022.60	$ 2.53	0.49%
Class B**	$1,000	$ 998.00	$ 7.09	$1,000	$ 1,018.01	$ 7.16	1.40%
Class C	$1,000	$ 999.00	$ 6.50	$1,000	$1,018.56	$ 6.56	1.29%
Class E***	$1,000	$1,002.00	$ 2.10	$1,000	$1,022.98	$ 2.12	0.42%
Class I	$1,000	$1,003.90	$ 0.80	$1,000	$1,024.26	$ 0.81	0.16%
Class N	$1,000	$1,003.90	$ 0.80	$1,000	$1,024.26	$ 0.81	0.16%
Class R	$1,000	$1,001.00	$ 3.40	$1,000	$ 1,021.71	$ 3.44	0.67%
Class Y	$1,000	$1,002.90	$ 1.90	$1,000	$1,023.15	$ 1.92	0.38%
Ivy Mid Cap Growth Fund							
Class A	$1,000	$1,050.20	$ 6.25	$1,000	$ 1,019.01	$ 6.16	1.21%
Class B**	$1,000	$1,045.70	$10.74	$1,000	$ 1,014.57	$10.58	2.09%
Class C	$1,000	$1,046.20	$10.03	$1,000	$ 1,015.29	$ 9.87	1.96%
Class E	$1,000	$1,050.40	$ 6.56	$1,000	$ 1,018.63	$ 6.46	1.28%
Class I	$1,000	$1,052.70	$ 4.11	$1,000	$ 1,021.09	$ 4.04	0.79%
Class N	$1,000	$1,052.60	$ 4.11	$1,000	$ 1,021.09	$ 4.04	0.79%
Class R	$1,000	$1,048.60	$ 7.99	$1,000	$ 1,017.26	$ 7.87	1.56%
Class Y	$1,000	$1,050.50	$ 6.15	$1,000	$ 1,019.03	$ 6.06	1.21%
Ivy Mid Cap Income Opportunities Fund							
Class A	$1,000	$ 1,071.60	$ 6.63	$1,000	$1,018.66	$ 6.46	1.28%
Class C	$1,000	$1,067.30	$10.44	$1,000	$ 1,014.94	$10.18	2.02%
Class E	$1,000	$1,072.60	$ 5.70	$1,000	$1,019.60	$ 5.55	1.09%
Class I	$1,000	$1,073.70	$ 4.35	$1,000	$1,020.82	$ 4.24	0.85%
Class N	$1,000	$1,073.80	$ 4.35	$1,000	$1,020.87	$ 4.24	0.84%
Class R	$1,000	$1,069.40	$ 8.28	$1,000	$ 1,017.10	$ 8.07	1.59%
Class Y	$1,000	$ 1,071.00	$ 6.63	$1,000	$ 1,018.72	$ 6.46	1.27%

See footnotes on page 9.

(UNAUDITED)

Fund	Actual[1]			Hypothetical[2]			Annualized Expense Ratio Based on the Six-Month Period
	Beginning Account Value 3-31-19	Ending Account Value 9-30-19	Expenses Paid During Period*	Beginning Account Value 3-31-19	Ending Account Value 9-30-19	Expenses Paid During Period*	
Ivy Municipal Bond Fund							
Class A	$1,000	$1,027.20	$ 4.36	$1,000	$1,020.80	$ 4.34	0.84%
Class B**	$1,000	$1,022.60	$ 8.90	$1,000	$ 1,016.31	$ 8.87	1.75%
Class C	$1,000	$1,022.70	$ 8.70	$1,000	$ 1,016.43	$ 8.67	1.72%
Class I	$1,000	$1,027.90	$ 3.65	$1,000	$1,021.50	$ 3.64	0.70%
Class N	$1,000	$1,028.50	$ 3.14	$1,000	$1,022.01	$ 3.13	0.61%
Class Y	$1,000	$1,027.20	$ 4.36	$1,000	$1,020.80	$ 4.34	0.84%
Ivy Municipal High Income Fund							
Class A	$1,000	$1,029.00	$ 4.46	$1,000	$1,020.63	$ 4.45	0.89%
Class B**	$1,000	$1,025.20	$ 8.30	$1,000	$ 1,016.91	$ 8.27	1.62%
Class C	$1,000	$1,025.40	$ 8.10	$1,000	$ 1,017.12	$ 8.07	1.58%
Class I	$1,000	$1,030.40	$ 3.15	$1,000	$1,021.98	$ 3.13	0.61%
Class N	$1,000	$1,030.60	$ 3.05	$1,000	$1,022.08	$ 3.03	0.60%
Class Y	$1,000	$1,029.00	$ 4.46	$1,000	$1,020.63	$ 4.45	0.89%
Ivy Pzena International Value Fund							
Class A	$1,000	$ 982.60	$ 7.83	$1,000	$ 1,017.12	$ 7.97	1.59%
Class B**	$1,000	$ 972.60	$17.56	$1,000	$1,007.30	$17.86	3.55%
Class C	$1,000	$ 979.80	$11.09	$1,000	$ 1,013.92	$11.28	2.23%
Class I	$1,000	$ 985.00	$ 5.66	$1,000	$ 1,019.42	$ 5.76	1.13%
Class N	$1,000	$ 985.70	$ 4.67	$1,000	$1,020.32	$ 4.75	0.95%
Class R	$1,000	$ 981.90	$ 8.42	$1,000	$ 1,016.61	$ 8.57	1.69%
Class Y	$1,000	$ 983.50	$ 7.24	$1,000	$ 1,017.73	$ 7.36	1.47%
Ivy Securian Core Bond Fund							
Class A	$1,000	$1,049.80	$ 5.23	$1,000	$ 1,019.98	$ 5.15	1.02%
Class B**	$1,000	$1,044.70	$10.12	$1,000	$ 1,015.18	$ 9.98	1.97%
Class C	$1,000	$1,045.80	$ 9.00	$1,000	$ 1,016.23	$ 8.87	1.76%
Class E	$1,000	$1,049.80	$ 5.12	$1,000	$1,020.03	$ 5.05	1.01%
Class I	$1,000	$1,052.30	$ 2.77	$1,000	$1,022.35	$ 2.73	0.54%
Class N	$1,000	$1,052.20	$ 2.77	$1,000	$1,022.35	$ 2.73	0.54%
Class R	$1,000	$1,048.20	$ 6.66	$1,000	$ 1,018.55	$ 6.56	1.30%
Class Y	$1,000	$1,050.00	$ 5.02	$1,000	$ 1,020.17	$ 4.95	0.98%

See footnotes on page 9.

(UNAUDITED)

Fund	Actual[1]			Hypothetical[2]			Annualized Expense Ratio Based on the Six-Month Period
	Beginning Account Value 3-31-19	Ending Account Value 9-30-19	Expenses Paid During Period*	Beginning Account Value 3-31-19	Ending Account Value 9-30-19	Expenses Paid During Period*	
Ivy Small Cap Core Fund							
Class A	$1,000	$1,020.20	$ 7.07	$1,000	$ 1,018.10	$ 7.06	1.39%
Class B**	$1,000	$ 1,015.10	$11.89	$1,000	$ 1,013.26	$11.88	2.35%
Class C	$1,000	$ 1,016.80	$10.59	$1,000	$ 1,014.57	$10.58	2.09%
Class E	$1,000	$ 1,021.60	$ 5.86	$1,000	$ 1,019.27	$ 5.86	1.16%
Class I	$1,000	$1,022.80	$ 4.55	$1,000	$1,020.60	$ 4.55	0.89%
Class N	$1,000	$1,022.60	$ 4.55	$1,000	$1,020.60	$ 4.55	0.89%
Class R	$1,000	$ 1,019.10	$ 8.38	$1,000	$ 1,016.73	$ 8.37	1.66%
Class T	$1,000	$ 1,021.30	$ 5.86	$1,000	$ 1,019.28	$ 5.86	1.15%
Class Y	$1,000	$1,020.20	$ 6.77	$1,000	$ 1,018.37	$ 6.76	1.34%
Ivy Small Cap Growth Fund							
Class A	$1,000	$ 966.80	$ 6.39	$1,000	$ 1,018.52	$ 6.56	1.31%
Class B**	$1,000	$ 961.50	$10.98	$1,000	$ 1,013.91	$11.28	2.22%
Class C	$1,000	$ 963.00	$ 10.11	$1,000	$ 1,014.76	$10.38	2.05%
Class E	$1,000	$ 966.50	$ 6.69	$1,000	$ 1,018.27	$ 6.86	1.35%
Class I	$1,000	$ 968.40	$ 4.43	$1,000	$1,020.58	$ 4.55	0.89%
Class N	$1,000	$ 968.60	$ 4.43	$1,000	$1,020.60	$ 4.55	0.89%
Class R	$1,000	$ 965.40	$ 8.06	$1,000	$ 1,016.89	$ 8.27	1.63%
Class T	$1,000	$ 968.10	$ 5.22	$1,000	$ 1,019.81	$ 5.35	1.05%
Class Y	$1,000	$ 966.70	$ 6.29	$1,000	$ 1,018.64	$ 6.46	1.28%
Ivy Value Fund							
Class A	$1,000	$1,056.80	$ 6.27	$1,000	$ 1,018.95	$ 6.16	1.22%
Class B**	$1,000	$1,051.50	$12.00	$1,000	$ 1,013.34	$11.78	2.34%
Class C	$1,000	$1,053.00	$10.16	$1,000	$ 1,015.16	$ 9.98	1.98%
Class E***	$1,000	$1,058.00	$ 5.25	$1,000	$ 1,019.94	$ 5.15	1.02%
Class I	$1,000	$1,058.70	$ 4.74	$1,000	$1,020.43	$ 4.65	0.92%
Class N	$1,000	$1,059.80	$ 4.02	$1,000	$ 1,021.21	$ 3.94	0.77%
Class R	$1,000	$1,055.30	$ 8.02	$1,000	$ 1,017.30	$ 7.87	1.55%
Class Y	$1,000	$1,057.00	$ 6.17	$1,000	$ 1,019.06	$ 6.06	1.20%

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 183 days in the six-month period ended September 30, 2019, and divided by 365.

**These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

***Class share is closed to investment.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column of this section.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

(3)Annualized Expense Ratio Based on the Six-Month Period does not include expenses of Underlying Ivy Funds in which Ivy Managed International Opportunities Fund invests.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads or exchange fees.

ALL DATA IS AS OF SEPTEMBER 30, 2019 (UNAUDITED)

Asset Allocation

Stocks	98.3%
Information Technology	24.9%
Financials	16.0%
Consumer Discretionary	11.4%
Industrials	9.9%
Communication Services	9.8%
Health Care	9.1%
Consumer Staples	8.2%
Energy	3.3%
Materials	3.2%
Utilities	2.5%
Liabilities (Net of Cash and Other Assets), and Cash Equivalents+	1.7%

Top 10 Equity Holdings

Company	Sector	Industry
Microsoft Corp.	Information Technology	Systems Software
Boeing Co. (The)	Industrials	Aerospace & Defense
TE Connectivity Ltd.	Information Technology	Electronic Manufacturing Services
Wal-Mart Stores, Inc.	Consumer Staples	Hypermarkets & Super Centers
JPMorgan Chase & Co.	Financials	Other Diversified Financial Services
Apple, Inc.	Information Technology	Technology Hardware, Storage & Peripherals
Citigroup, Inc.	Financials	Other Diversified Financial Services
Comcast Corp., Class A	Communication Services	Cable & Satellite
Amazon.com, Inc.	Consumer Discretionary	Internet & Direct Marketing Retail
NextEra Energy, Inc.	Utilities	Electric Utilities

See your advisor or www.ivyinvestments.com for more information on the Fund's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

SCHEDULE OF INVESTMENTS IVY CORE EQUITY FUND (in thousands)

SEPTEMBER 30, 2019 (UNAUDITED)

COMMON STOCKS	Shares	Value
Communication Services		
Cable & Satellite – 3.0%		
Comcast Corp., Class A	2,776	$ 125,152
Interactive Home Entertainment – 2.0%		
Take-Two Interactive Software, Inc. (A)	646	81,028
Interactive Media & Services – 3.0%		
Alphabet, Inc., Class A (A)	68	82,722
Facebook, Inc., Class A (A)	233	41,499
		124,221
Movies & Entertainment – 1.8%		
Walt Disney Co. (The)	568	73,993
Total Communication Services – 9.8%		404,394
Consumer Discretionary		
Auto Parts & Equipment – 2.3%		
Aptiv plc	1,087	94,983
Automotive Retail – 2.3%		
AutoZone, Inc. (A)	86	93,379
Footwear – 2.0%		
NIKE, Inc., Class B	903	84,838
Internet & Direct Marketing Retail – 4.8%		
Alibaba Group Holding Ltd. ADR (A)	513	85,871
Amazon.com, Inc. (A)	64	110,633
		196,504
Total Consumer Discretionary – 11.4%		469,704
Consumer Staples		
Distillers & Vintners – 1.4%		
Constellation Brands, Inc.	293	60,646
Household Products – 1.7%		
Procter & Gamble Co. (The)	556	69,166
Hypermarkets & Super Centers – 5.1%		
Costco Wholesale Corp.	248	71,571
Wal-Mart Stores, Inc.	1,177	139,647
		211,218
Total Consumer Staples – 8.2%		341,030
Energy		
Oil & Gas Refining & Marketing – 1.2%		
Phillips 66	488	49,973
Oil & Gas Storage & Transportation – 2.1%		
Enterprise Products Partners L.P.	3,052	87,224
Total Energy – 3.3%		137,197

COMMON STOCKS (Continued)	Shares	Value
Financials		
Asset Management & Custody Banks – 1.9%		
Blackstone Group, Inc. (The), Class A	1,635	$ 79,835
Financial Exchanges & Data – 3.2%		
MSCI, Inc., Class A	172	37,500
S&P Global, Inc.	382	93,537
		131,037
Insurance Brokers – 1.6%		
Aon plc	340	65,833
Other Diversified Financial Services – 7.4%		
Citigroup, Inc.	1,837	126,928
Fidelity National Information Services, Inc.	312	41,462
JPMorgan Chase & Co.	1,151	135,501
		303,891
Property & Casualty Insurance – 1.9%		
Progressive Corp. (The)	1,036	80,059
Total Financials – 16.0%		660,655
Health Care		
Health Care Equipment – 4.3%		
Danaher Corp.	540	77,967
Zimmer Holdings, Inc.	712	97,771
		175,738
Managed Health Care – 2.8%		
Anthem, Inc.	205	49,105
UnitedHealth Group, Inc.	301	65,353
		114,458
Pharmaceuticals – 2.0%		
Zoetis, Inc.	679	84,634
Total Health Care – 9.1%		374,830
Industrials		
Aerospace & Defense – 5.9%		
Boeing Co. (The)	380	144,657
Lockheed Martin Corp.	254	98,980
		243,637
Environmental & Facilities Services – 1.4%		
Waste Connections, Inc.	628	57,742
Railroads – 1.2%		
Norfolk Southern Corp.	282	50,596
Trading Companies & Distributors – 1.4%		
United Rentals, Inc. (A)	456	56,870
Total Industrials – 9.9%		408,845

COMMON STOCKS (Continued)	Shares	Value
Information Technology		
Communications Equipment – 2.7%		
Cisco Systems, Inc.	1,048	$ 51,778
Motorola, Inc.	345	58,709
		110,487
Data Processing & Outsourced Services – 5.8%		
Fiserv, Inc. (A)	893	92,497
MasterCard, Inc., Class A	323	87,659
Visa, Inc., Class A	354	60,975
		241,131
Electronic Manufacturing Services – 3.4%		
TE Connectivity Ltd.	1,510	140,735
Semiconductors – 3.5%		
Analog Devices, Inc.	760	84,883
Texas Instruments, Inc.	471	60,931
		145,814
Systems Software – 6.2%		
Microsoft Corp.	1,855	257,853
Technology Hardware, Storage & Peripherals – 3.3%		
Apple, Inc.	599	134,174
Total Information Technology – 24.9%		1,030,194
Materials		
Commodity Chemicals – 1.0%		
LyondellBasell Industries N.V., Class A	467	41,748
Specialty Chemicals – 2.2%		
Sherwin-Williams Co. (The)	168	92,354
Total Materials – 3.2%		134,102
Utilities		
Electric Utilities – 2.5%		
NextEra Energy, Inc.	440	102,630
Total Utilities – 2.5%		102,630
TOTAL COMMON STOCKS – 98.3%		$4,063,581
(Cost: $3,189,089)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper (B) – 1.8%		
Army & Air Force Exchange Service, 1.901%, 10-4-19	$ 7,000	6,998
Automatic Data Processing, Inc., 1.970%, 10-2-19	15,000	14,998
Bank of New York Mellon Corp. (The), 1.900%, 10-1-19	5,000	5,000
Diageo Capital plc (GTD by Diageo plc), 2.201%, 10-4-19	4,000	3,999

SEPTEMBER 30, 2019 (UNAUDITED)

SHORT-TERM SECURITIES (Continued)	Principal	Value
Commercial Paper (B) (Continued)		
International Paper Co., 2.211%, 10-7-19	$10,000	$9,995
Kroger Co. (The), 2.151%, 10-7-19	10,000	9,995
Malayan Banking Berhad (GTD by Wells Fargo Bank N.A.), 2.060%, 10-22-19	5,000	4,994
McCormick & Co., Inc., 2.430%, 10-11-19	10,000	9,993
Sysco Corp., 2.180%, 10-1-19	5,741	5,741
Wisconsin Electric Power Co., 2.100%, 10-1-19	5,000	5,000
		76,713

SHORT-TERM SECURITIES (Continued)	Principal	Value
Master Note – 0.1%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 2.170%, 10-7-19 (C)	$2,790	$ 2,790
TOTAL SHORT-TERM SECURITIES – 1.9%		$ 79,503
(Cost: $79,509)		
TOTAL INVESTMENT SECURITIES – 100.2%		$4,143,084
(Cost: $3,268,598)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.2)%		(7,896)
NET ASSETS – 100.0%		$ 4,135,188

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Rate shown is the yield to maturity at September 30, 2019.

(C) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2019. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2019. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$4,063,581	$ —	$ —
Short-Term Securities	—	79,503	—
Total	$4,063,581	$79,503	$ —

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed
LIBOR = London Interbank Offered Rate

See Accompanying Notes to Financial Statements.

ALL DATA IS AS OF SEPTEMBER 30, 2019 (UNAUDITED)

Asset Allocation

Stocks	98.6%
Consumer Discretionary	21.5%
Financials	19.5%
Information Technology	15.2%
Communication Services	14.2%
Energy	9.4%
Industrials	5.2%
Consumer Staples	4.2%
Real Estate	4.0%
Health Care	2.9%
Materials	2.5%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	1.4%

Country Weightings

Pacific Basin	68.5%
China	28.8%
South Korea	13.1%
India	11.2%
Taiwan	7.9%
Other Pacific Basin	7.5%
South America	15.5%
Brazil	15.5%
Europe	9.0%
Russia	8.0%
Other Europe	1.0%
Other	4.1%
South Africa	4.1%
North America	1.5%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	1.4%

Top 10 Equity Holdings

Company	Country	Sector	Industry
Samsung Electronics Co. Ltd.	South Korea	Information Technology	Technology Hardware, Storage & Peripherals
Alibaba Group Holding Ltd. ADR	China	Consumer Discretionary	Internet & Direct Marketing Retail
Tencent Holdings Ltd.	China	Communication Services	Interactive Media & Services
Taiwan Semiconductor Manufacturing Co. Ltd.	Taiwan	Information Technology	Semiconductors
Petroleo Brasileiro S.A.	Brazil	Energy	Integrated Oil & Gas
Reliance Industries Ltd.	India	Energy	Oil & Gas Refining & Marketing
MercadoLibre, Inc.	Brazil	Consumer Discretionary	Internet & Direct Marketing Retail
Hyundai Motor Co.	South Korea	Consumer Discretionary	Automobile Manufacturers
Yandex N.V., Class A	Russia	Communication Services	Interactive Media & Services
Banco do Brasil S.A.	Brazil	Financials	Diversified Banks

See your advisor or www.ivyinvestments.com for more information on the Fund's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

CONSOLIDATED SCHEDULE OF INVESTMENTS

IVY EMERGING MARKETS EQUITY FUND *(in thousands)*

COMMON STOCKS	Shares	Value
Brazil		
Consumer Discretionary – 4.4%		
Lojas Renner S.A.	1,641	$ 19,896
MercadoLibre, Inc. (A)	101	55,553
		75,449
Energy – 3.5%		
Petroleo Brasileiro S.A.	9,104	60,279
Financials – 5.4%		
B3 S.A. - Brasil, Bolsa, Balcao	2,260	23,838
Banco Bradesco S.A.	3,652	29,851
Banco do Brasil S.A.	3,675	40,338
		94,027
Industrials – 1.2%		
Rumo S.A. (A)	3,533	20,886
Materials – 1.0%		
Vale S.A.	1,511	17,433
Total Brazil – 15.5%		**$268,074**
China		
Communication Services – 7.3%		
NetEase.com, Inc. ADR	99	26,251
Tencent Holdings Ltd.	2,388	99,903
		126,154
Consumer Discretionary – 10.8%		
Alibaba Group Holding Ltd. ADR (A)	646	108,010
JD.com, Inc. ADR (A)	1,283	36,198
Midea Group Co. Ltd., Class A	3,181	22,804
New Oriental Education & Technology Group, Inc. ADR (A) . .	177	19,569
		186,581
Consumer Staples – 1.8%		
Kweichow Moutai Co. Ltd., A Shares	191	30,764
Financials – 3.5%		
China International Capital Corp. Ltd., H Shares (B)	10,775	20,913
Ping An Insurance (Group) Co. of China Ltd., H Shares	3,390	38,964
		59,877
Health Care – 2.9%		
3SBio, Inc. (A)	5,379	8,894
BeiGene Ltd. ADR (A)	197	24,065
Yunnan Baiyao Group Co. Ltd., A Shares	1,588	16,931
		49,890
Industrials – 1.2%		
Hefei Meiya Optoelectronic Technology, Inc., A Shares	4,242	19,682

COMMON STOCKS (Continued)	Shares	Value
Real Estate – 1.3%		
Logan Property Holdings Co. Ltd.	15,646	$ 22,276
Total China – 28.8%		**$495,224**
Hong Kong		
Consumer Discretionary – 0.5%		
Galaxy Entertainment Group	1,445	8,960
Consumer Staples – 1.2%		
China Resources Beer (Holdings) Co. Ltd.	3,790	20,080
Financials – 1.1%		
Hong Kong Exchanges and Clearing Ltd.	631	18,508
Total Hong Kong – 2.8%		**$ 47,548**
India		
Communication Services – 2.1%		
Bharti Airtel Ltd.	3,590	18,611
Zee Entertainment Enterprises Ltd.	4,683	17,555
		36,166
Consumer Discretionary – 1.2%		
Maruti Suzuki India Ltd.	211	20,048
Energy – 3.3%		
Reliance Industries Ltd.	2,996	56,404
Financials – 3.6%		
HDFC Bank Ltd.	1,644	28,487
ICICI Bank Ltd.	5,267	32,099
		60,586
Industrials – 1.0%		
Larsen & Toubro Ltd.	854	17,777
Total India – 11.2%		**$ 190,981**
Indonesia		
Financials – 1.7%		
PT Bank Mandiri (Persero) Tbk	30,257	14,882
PT Bank Rakyat Indonesia	46,992	13,645
		28,527
Total Indonesia – 1.7%		**$ 28,527**
Macau		
Consumer Discretionary – 0.8%		
Sands China Ltd.	2,820	12,745
Total Macau – 0.8%		**$ 12,745**

COMMON STOCKS (Continued)	Shares	Value
Mexico		
Materials – 1.5%		
Orbia Advance Corp. S.A.B. de C.V.	12,765	$ 25,021
Total Mexico – 1.5%		**$ 25,021**
Netherlands		
Consumer Discretionary – 1.0%		
Prosus N.V. (A)	221	16,226
Total Netherlands – 1.0%		**$ 16,226**
Russia		
Communication Services – 2.8%		
Yandex N.V., Class A (A)	1,349	47,235
Energy – 2.6%		
PJSC LUKOIL	418	34,680
PJSC LUKOIL ADR	119	9,859
		44,539
Financials – 2.1%		
Sberbank of Russia PJSC ADR	2,611	37,039
Real Estate – 0.5%		
Etalon Group Ltd. GDR	3,915	7,438
Total Russia – 8.0%		**$136,251**
South Africa		
Communication Services – 2.0%		
Naspers Ltd., Class N	221	33,466
Financials – 2.1%		
Capitec Bank Holdings Ltd.	424	36,057
Total South Africa – 4.1%		**$ 69,523**
South Korea		
Consumer Discretionary – 2.8%		
Hyundai Motor Co.	431	48,250
Consumer Staples – 1.2%		
LG Household & Health Care Ltd. . . .	20	21,561
Industrials – 1.8%		
Korea Shipbuilding & Offshore Engineering Co. Ltd. (A)	293	30,363
Information Technology – 7.3%		
Samsung Electronics Co. Ltd.	2,786	114,061
SK hynix, Inc.	158	10,882
		124,943
Total South Korea – 13.1%		**$225,117**

CONSOLIDATED SCHEDULE OF INVESTMENTS
IVY EMERGING MARKETS EQUITY FUND *(in thousands)*

SEPTEMBER 30, 2019 (UNAUDITED)

COMMON STOCKS (Continued)	Shares	Value
Taiwan		
Information Technology – 7.9%		
Delta Electronics, Inc.	4,553	$ 19,452
MediaTek, Inc.	1,461	17,383
Taiwan Semiconductor Manufacturing Co. Ltd. (A)	11,073	98,349
		135,184
Total Taiwan – 7.9%		$ 135,184
Vietnam		
Real Estate – 2.2%		
Vinhomes JSC	9,873	38,032
Total Vietnam – 2.2%		$ 38,032
TOTAL COMMON STOCKS – 98.6%		$1,688,453
(Cost: $1,422,129)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (C) – 0.8%		
Army & Air Force Exchange Service 1.901%, 10-4-19	$10,000	$ 9,997
Sonoco Products Co. 2.150%, 10-1-19	4,231	4,231
		14,228
Master Note – 0.2%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps) 2.170%, 10-7-19 (D)	3,723	3,723
Money Market Funds – 0.2%		
Dreyfus Institutional Preferred Government Money Market Fund - Institutional Shares 1.900%, (E)(F)	$3,464	$ 3,464
TOTAL SHORT-TERM SECURITIES – 1.2%		$ 21,415
(Cost: $21,416)		
TOTAL INVESTMENT SECURITIES – 99.8%		$1,709,868
(Cost: $1,443,545)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.2%		2,884
NET ASSETS – 100.0%		$ 1,712,752

Notes to Consolidated Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)All or a portion of securities with an aggregate value of $10,908 are on loan.

(C)Rate shown is the yield to maturity at September 30, 2019.

(D)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2019. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

(E)Rate shown is the annualized 7-day yield at September 30, 2019.

(F)Investment made with cash collateral received from securities on loan.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2019. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Communication Services	$ 73,486	$ 169,535	$ —
Consumer Discretionary	255,452	112,807	—
Consumer Staples	—	72,405	—
Energy	70,138	91,084	—
Financials	130,084	204,537	—
Health Care	24,065	25,825	—
Industrials	20,886	67,822	—
Information Technology	—	260,127	—
Materials	42,454	—	—
Real Estate	7,438	60,308	—
Total Common Stocks	$624,003	$1,064,450	$ —
Short-Term Securities	3,464	17,951	—
Total	$ 627,467	$ 1,082,401	$ —

CONSOLIDATED SCHEDULE OF INVESTMENTS

IVY EMERGING MARKETS EQUITY FUND *(in thousands)*

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GDR = Global Depositary Receipts
LIBOR = London Interbank Offered Rate

Market Sector Diversification

(as a % of net assets)

Consumer Discretionary	21.5%
Financials	19.5%
Information Technology	15.2%
Communication Services	14.2%
Energy	9.4%
Industrials	5.2%
Consumer Staples	4.2%
Real Estate	4.0%
Health Care	2.9%
Materials	2.5%
Other+	1.4%

+Includes cash and other assets (net of liabilities), and cash equivalents

See Accompanying Notes to Financial Statements.

ALL DATA IS AS OF SEPTEMBER 30, 2019 (UNAUDITED)

Asset Allocation

Bonds	98.9%
Corporate Debt Securities	67.8%
United States Government and Government Agency Obligations	17.7%
Other Government Securities	13.4%
Liabilities (Net of Cash and Other Assets), and Cash Equivalents+	1.1%

Quality Weightings

Investment Grade	72.6%
AAA	17.4%
AA	5.2%
A	11.6%
BBB	38.4%
Non-Investment Grade	26.3%
BB	13.7%
B	7.5%
CCC	2.5%
Non-rated	2.6%
Liabilities (Net of Cash and Other Assets), and Cash Equivalents+	1.1%

Our preference is to always use ratings obtained from Standard & Poor's, Moody's, and Fitch. It is each Portfolio's general policy to classify such security at the lower rating level if only two ratings are available. If more than two ratings are available and a median exists, the median is used. If more than two ratings exist without a median, the lower of the two middle ratings is used. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.

Country Weightings

North America	42.6%
United States	34.2%
Mexico	5.8%
Other North America	2.6%
Pacific Basin	17.1%
Indonesia	4.1%
Other Pacific Basin	13.0%
Europe	16.7%
Netherlands	5.1%
United Kingdom	4.2%
Other Europe	7.4%
South America	14.5%
Columbia	3.7%
Other South America	10.8%
Middle East	4.3%
Bahamas/Carribean	2.2%
Africa	1.5%
Liabilities (Net of Cash and Other Assets), and Cash Equivalents+	1.1%

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

SCHEDULE OF INVESTMENTS IVY GLOBAL BOND FUND *(in thousands)*

CORPORATE DEBT SECURITIES	Principal	Value
Argentina		
Energy – 1.0%		
Pampa Energia S.A.		
7.500%, 1-24-27 (A)	$2,850	$ 2,152
Pan American Energy LLC		
7.875%, 5-7-21 (A)	2,000	1,990
YPF Sociedad Anonima		
8.500%, 3-23-21 (A)(B)	1,000	872
		5,014
Industrials – 0.2%		
Aeropuertos Argentina 2000 S.A.		
6.875%, 2-1-27 (A)	1,008	927
Total Argentina – 1.2%		$ 5,941
Australia		
Financials – 0.7%		
Australia and New Zealand Banking Group Ltd.		
4.400%, 5-19-26 (A)	3,000	3,214
Utilities – 1.0%		
Ausgrid Finance Pty Ltd.		
3.850%, 5-1-23 (A)	4,400	4,586
Total Australia – 1.7%		$7,800
Austria		
Consumer Staples – 0.8%		
ESAL GmbH (GTD by JBS S.A. and JBS Hungary Holdings Kft.)		
6.250%, 2-5-23 (A)	2,025	2,060
JBS Investments II GmbH (GTD by JBS S.A.)		
7.000%, 1-15-26 (A)	1,500	1,619
		3,679
Total Austria – 0.8%		$3,679
Bermuda		
Consumer Staples – 0.6%		
Bacardi Ltd.		
4.450%, 5-15-25 (A)	2,800	2,995
Total Bermuda – 0.6%		$2,995
Brazil		
Energy – 0.0%		
Lancer Finance Co. (SPV) Ltd.		
5.850%, 12-12-16 (A)(C)	987	—*
Financials – 0.0%		
Banco Cruzeiro do Sul S.A.		
8.500%, 2-20-15 (A)(C)	9,000	45
Industrials – 0.4%		
Cosan Ltd.		
5.500%, 9-20-29 (A)	1,650	1,694

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Materials – 2.2%		
Fibria Overseas Finance Ltd.		
4.000%, 1-14-25	$2,000	$ 2,030
Suzano Austria GmbH		
6.000%, 1-15-29	2,000	2,174
Unigel Luxembourg S.A.		
8.750%, 10-1-26 (A)	1,350	1,347
Vale Overseas Ltd.		
6.250%, 8-10-26	3,850	4,437
		9,988
Utilities – 0.5%		
Aegea Finance S.a.r.l.		
5.750%, 10-10-24 (A)	2,300	2,389
Total Brazil – 3.1%		$ 14,116
Canada		
Energy – 0.5%		
TransCanada PipeLines Ltd.		
4.250%, 5-15-28	2,000	2,211
Financials – 1.6%		
Canadian Imperial Bank of Commerce		
3.500%, 9-13-23	5,000	5,261
Royal Bank of Canada:		
3.700%, 10-5-23	750	793
4.650%, 1-27-26	1,500	1,657
		7,711
Materials – 0.5%		
First Quantum Minerals Ltd.:		
7.250%, 5-15-22 (A)(B)	1,200	1,188
6.500%, 3-1-24 (A)	1,350	1,288
		2,476
Total Canada – 2.6%		$12,398
Cayman Islands		
Industrials – 1.3%		
Guanay Finance Ltd.:		
6.000%, 12-15-20 (A)	1,685	1,702
6.000%, 12-15-20	121	122
LATAM Finance Ltd.		
7.000%, 3-1-26 (A)	3,900	4,156
		5,980
Materials – 0.3%		
Braskem Finance Ltd. (GTD by Braskem S.A.)		
5.750%, 4-15-21 (A)	1,200	1,242
Total Cayman Islands – 1.6%		$ 7,222
Chile		
Financials – 0.3%		
Banco Santander Chile		
2.500%, 12-15-20 (A)	1,600	1,603

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Materials – 1.1%		
Celulosa Arauco y Constitucion S.A.		
4.500%, 8-1-24	$ 4,800	$ 5,058
Utilities – 0.5%		
Enel Chile S.A.		
4.875%, 6-12-28	2,080	2,339
Total Chile – 1.9%		$ 9,000
China		
Communication Services – 0.8%		
Tencent Holdings Ltd.		
2.985%, 1-19-23 (A)	1,800	1,828
Weibo Corp.		
3.500%, 7-5-24	1,900	1,930
		3,758
Consumer Discretionary – 1.0%		
Alibaba Group Holding Ltd.:		
2.800%, 6-6-23	1,600	1,624
3.400%, 12-6-27	3,000	3,116
		4,740
Energy – 0.5%		
Sinopec Group Overseas Development (2018) Ltd.		
4.125%, 9-12-25 (A)	2,000	2,158
Total China – 2.3%		$10,656
Columbia		
Financials – 0.5%		
Banco de Bogota S.A.		
5.375%, 2-19-23 (A)	2,000	2,130
Utilities – 1.7%		
Emgesa S.A. E.S.P.		
8.750%, 1-25-21 (D)	COP 10,066,000	3,001
Empresas Publicas de Medellin E.S.P.:		
8.375%, 2-1-21 (D)	10,238,000	3,018
4.250%, 7-18-29 (A)	$ 1,900	1,998
		8,017
Total Columbia – 2.2%		$ 10,147
Denmark		
Financials – 0.7%		
Danske Bank A.S.:		
5.000%, 1-12-22 (A)	1,150	1,209
2.700%, 3-2-22 (A)	2,000	2,009
		3,218
Total Denmark – 0.7%		$ 3,218

SEPTEMBER 30, 2019 (UNAUDITED)

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
France		
Consumer Staples – 0.2%		
Pernod Ricard S.A.		
4.250%, 7-15-22 (A)	$ 750	$ 790
Financials – 0.7%		
BNP Paribas S.A.		
7.625%, 12-29-49 (A)	3,000	3,161
Total France – 0.9%		**$ 3,951**
Hong Kong		
Financials – 0.3%		
Bangkok Bank Public Co. Ltd.		
4.050%, 3-19-24 (A)	1,200	1,279
Total Hong Kong – 0.3%		**$ 1,279**
India		
Materials – 0.4%		
Vedanta Resources plc		
6.375%, 7-30-22 (A)	1,600	1,570
Utilities – 0.7%		
Adani Green Energy (UP) Ltd., Parampujya Solar Energy Private Ltd. and Prayatna Developers Private Ltd.		
6.250%, 12-10-24 (A)	1,900	1,984
Greenko Mauritius Ltd.		
6.250%, 2-21-23 (A)	1,350	1,368
		3,352
Total India – 1.1%		**$ 4,922**
Indonesia		
Utilities – 0.3%		
Perusahaan Listrik Negara		
5.450%, 5-21-28 (A)	1,100	1,267
Total Indonesia – 0.3%		**$ 1,267**
Isle Of Man		
Consumer Discretionary – 0.9%		
GOHL Capital Ltd.		
4.250%, 1-24-27	4,000	4,180
Total Isle Of Man – 0.9%		**$ 4,180**
Japan		
Financials – 1.7%		
Mitsubishi UFJ Financial Group, Inc.		
3.287%, 7-25-27	1,500	1,569
Mizuho Financial Group, Inc.		
3.170%, 9-11-27	1,500	1,557

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Financials (Continued)		
Sumitomo Mitsui Financial Group, Inc.:		
3.748%, 7-19-23	$2,650	$2,786
3.936%, 10-16-23	2,000	2,126
		8,038
Total Japan – 1.7%		**$8,038**
Luxembourg		
Consumer Staples – 0.2%		
Minerva Luxembourg S.A.		
5.875%, 1-19-28 (A)	900	902
Industrials – 0.8%		
Rumo Luxembourg S.a.r.l.		
7.375%, 2-9-24 (A)(B)	3,550	3,821
Information Technology – 0.6%		
Atento Luxco 1 S.A.		
6.125%, 8-10-22 (A)	2,700	2,737
Total Luxembourg – 1.6%		**$7,460**
Macau		
Consumer Discretionary – 0.3%		
Sands China Ltd.		
5.125%, 8-8-25	1,400	1,537
Total Macau – 0.3%		**$ 1,537**
Mauritius		
Industrials – 0.3%		
HTA Group Ltd.		
9.125%, 3-8-22 (A)	1,200	1,249
Total Mauritius – 0.3%		**$ 1,249**
Mexico		
Communication Services – 0.3%		
Axtel S.A.B. de C.V.		
6.375%, 11-14-24 (A)	1,350	1,389
Consumer Staples – 0.6%		
Grupo Bimbo S.A.B. de C.V.		
4.875%, 6-30-20 (A)	2,950	3,001
Energy – 1.0%		
Petroleos Mexicanos:		
3.500%, 1-30-23	1,300	1,296
6.490%, 1-23-27 (A)(B)	2,600	2,710
5.350%, 2-12-28	500	478
		4,484
Financials – 1.3%		
Banco Santander (Mexico) S.A.		
5.950%, 10-1-28 (A)	850	910
Banco Santander S.A.		
4.125%, 11-9-22 (A)	5,100	5,285
		6,195

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Industrials – 0.3%		
Alfa S.A.B. de C.V.		
5.250%, 3-25-24 (A)	$ 1,400	$ 1,509
Materials – 1.2%		
CEMEX S.A.B. de C.V.:		
6.125%, 5-5-25 (A)	3,000	3,120
7.750%, 4-16-26 (A)	500	542
Grupo Cementos de Chihuahua S.A.B. de C.V.		
5.250%, 6-23-24 (A)	2,000	2,070
		5,732
Total Mexico – 4.7%		**$ 22,310**
Netherlands		
Communication Services – 1.6%		
Myriad International Holdings B.V.		
6.000%, 7-18-20 (A)	1,150	1,178
VTR Finance B.V.		
6.875%, 1-15-24 (A)	5,885	6,054
		7,232
Consumer Staples – 1.4%		
MARB BondCo plc (GTD by Marfrig Global Foods S.A., Marfrig Overseas Ltd. and Marfrig Holdings (Europe) B.V.)		
7.000%, 3-15-24 (A)	3,850	4,014
Marfrig Holdings (Europe) B.V.		
8.000%, 6-8-23 (A)	2,350	2,441
		6,455
Financials – 1.2%		
Enel Finance International N.V.		
4.625%, 9-14-25 (A)	3,350	3,659
Syngenta Finance N.V.		
5.182%, 4-24-28 (A)	1,725	1,834
		5,493
Health Care – 0.7%		
Teva Pharmaceutical Finance Netherlands III B.V. (GTD by Teva Pharmaceutical Industries Ltd.):		
2.800%, 7-21-23	1,400	1,132
6.750%, 3-1-28 (B)	1,200	984
4.100%, 10-1-46	1,700	1,067
		3,183
Materials – 0.2%		
Braskem Netherlands B.V.		
4.500%, 1-10-28 (A)	1,000	1,001
Total Netherlands – 5.1%		**$ 23,364**
Nigeria		
Financials – 0.5%		
Africa Finance Corp.		
4.375%, 4-17-26 (A)	1,900	2,006
Total Nigeria – 0.5%		**$ 2,006**

SCHEDULE OF INVESTMENTS IVY GLOBAL BOND FUND *(in thousands)*

SEPTEMBER 30, 2019 (UNAUDITED)

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Norway		
Energy – 0.9%		
Aker BP ASA:		
6.000%, 7-1-22 (A)	$ 1,900	$ 1,962
4.750%, 6-15-24 (A)	1,950	2,037
		3,999
Total Norway – 0.9%		$ 3,999
Peru		
Financials – 1.2%		
Banco de Credito del Peru 4.250%, 4-1-23 (A)(B)	1,350	1,421
Banco Internacional del Peru S.A. 3.250%, 10-4-26 (A)	3,000	2,995
Corporacion Financiera de Desarrolla S.A. 4.750%, 2-8-22 (A)	1,350	1,409
		5,825
Utilities – 0.4%		
Fenix Power Peru S.A. 4.317%, 9-20-27 (B)	1,662	1,665
Total Peru – 1.6%		$ 7,490
Qatar		
Energy – 0.1%		
Ras Laffan Liquefied Natural Gas Co. Ltd. II 5.298%, 9-30-20 (A)	420	425
Total Qatar – 0.1%		$ 425
Singapore		
Consumer Staples – 2.6%		
Olam International Ltd. 7.500%, 8-12-20	11,650	12,028
Total Singapore – 2.6%		$12,028
South Korea		
Communication Services – 0.1%		
SK Telecom Co. Ltd. 3.750%, 4-16-23 (A)	500	522
Financials – 1.0%		
Hyundai Capital Services, Inc. 2.983%, 8-29-22 (A)	2,100	2,119
Korea Development Bank 3.250%, 2-19-24 (B)	2,300	2,416
		4,535
Total South Korea – 1.1%		$ 5,057

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Spain		
Financials – 0.9%		
Banco Santander S.A. 2.706%, 6-27-24	$4,000	$ 4,044
Total Spain – 0.9%		$ 4,044
Switzerland		
Financials – 0.4%		
Credit Suisse Group AG 4.282%, 1-9-28 (A)	1,800	1,936
Total Switzerland – 0.4%		$ 1,936
Turkey		
Industrials – 0.6%		
Koc Holding A.S. 6.500%, 3-11-25 (A)	2,800	2,863
Total Turkey – 0.6%		$ 2,863
United Arab Emirates		
Energy – 0.1%		
Abu Dhabi National Energy Co. 4.375%, 4-23-25 (A)	600	642
Financials – 1.4%		
ICICI Bank Ltd.:		
3.500%, 3-18-20 (A)	4,275	4,290
4.000%, 3-18-26 (A)	2,000	2,086
		6,376
Total United Arab Emirates – 1.5%		$ 7,018
United Kingdom		
Consumer Staples – 0.5%		
Imperial Tobacco Finance plc 3.750%, 7-21-22 (A)	2,300	2,368
Financials – 3.7%		
ANZ New Zealand International Ltd. 3.450%, 1-21-28 (A)	1,300	1,381
Barclays plc 4.337%, 1-10-28	1,800	1,891
HSBC Holdings plc:		
4.583%, 6-19-29	1,900	2,108
5.625%, 12-29-49 (B)	4,300	4,305
Royal Bank of Scotland Group plc (The) 6.000%, 12-19-23	2,000	2,199
State Bank of India:		
4.375%, 1-24-24 (A)	2,500	2,644
4.875%, 4-17-24 (A)	2,300	2,491
		17,019
Total United Kingdom – 4.2%		$19,387

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
United States		
Communication Services – 2.4%		
T-Mobile USA, Inc. 6.000%, 3-1-23	$11,097	$ 11,304
Consumer Discretionary – 0.6%		
Volkswagen Group of America, Inc. 4.250%, 11-13-23 (A)	2,500	2,664
Consumer Staples – 2.4%		
Anheuser-Busch InBev Worldwide, Inc. (GTD by AB INBEV/BBR/COB) 4.000%, 4-13-28	2,850	3,146
Bunge Ltd. Finance Corp. 3.500%, 11-24-20	2,500	2,527
Keurig Dr Pepper, Inc. 4.597%, 5-25-28	2,800	3,145
Reynolds American, Inc. 4.450%, 6-12-25	2,000	2,134
		10,952
Financials – 5.7%		
Bank of America Corp. 3.593%, 7-21-28	3,175	3,357
BBVA Bancomer S.A.:		
6.500%, 3-10-21 (A)	421	439
5.875%, 9-13-34 (A)	2,500	2,484
Citigroup, Inc. 3.520%, 10-27-28	3,125	3,273
Cooperatieve Rabobank U.A. 3.125%, 4-26-21	1,750	1,780
Ford Motor Credit Co. LLC 3.096%, 5-4-23	2,500	2,454
Goldman Sachs Group, Inc. (The) 3.814%, 4-23-29	2,600	2,756
Industrial and Commercial Bank of China Ltd. 2.957%, 11-8-22	750	755
JPMorgan Chase & Co. 3.540%, 5-1-28	2,132	2,246
TerraForm Global Operating LLC (GTD by TerraForm Global LLC) 6.125%, 3-1-26 (A)	1,300	1,336
Wells Fargo & Co. 4.300%, 7-22-27	3,000	3,281
Wells Fargo & Co. (3-Month U.S. LIBOR plus 377 bps) 5.889%, 3-29-49 (B)(E)	2,271	2,299
		26,460
Health Care – 1.2%		
Bayer U.S. Finance II LLC 4.250%, 12-15-25 (A)	2,000	2,135
Fresenius U.S. Finance II, Inc.:		
4.250%, 2-1-21 (A)	300	306
4.500%, 1-15-23 (A)	2,925	3,065
		5,506

SCHEDULE OF INVESTMENTS IVY GLOBAL BOND FUND *(in thousands)*

SEPTEMBER 30, 2019 (UNAUDITED)

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Industrials – 2.3%		
Azul Investments LLP		
5.875%, 10-26-24 (A)	$2,000	$ 1,995
BAE Systems Holdings, Inc.		
3.800%, 10-7-24 (A)	2,225	2,337
TransDigm, Inc. (GTD by TransDigm Group, Inc.)		
6.000%, 7-15-22	6,213	6,306
		10,638
Materials – 0.6%		
Glencore Funding LLC		
4.125%, 3-12-24 (A)	2,700	2,838
Real Estate – 1.3%		
Aircastle Ltd.		
4.400%, 9-25-23	2,800	2,943
Crown Castle International Corp.		
4.000%, 3-1-27	3,000	3,238
		6,181
Total United States – 16.5%		$76,543
Venezuela		
Financials – 0.7%		
Corporacion Andina de Fomento		
3.250%, 2-11-22	3,250	3,310
Total Venezuela – 0.7%		$ 3,310
Vietnam		
Energy – 0.3%		
Mong Duong Finance Holdings B.V.		
5.125%, 5-7-29 (A)	1,350	1,376
Total Vietnam – 0.3%		$ 1,376
TOTAL CORPORATE DEBT SECURITIES – 67.8%		$314,211
(Cost: $319,840)		
OTHER GOVERNMENT SECURITIES (F)		
Argentina – 1.6%		
Province of Buenos Aires		
9.950%, 6-9-21	7,050	2,820
Republic of Argentina:		
6.875%, 4-22-21	6,050	2,965
5.625%, 1-26-22	3,550	1,526
		7,311
Columbia – 1.5%		
Republic of Colombia:		
4.375%, 7-12-21	4,300	4,451
2.625%, 3-15-23	2,400	2,409
		6,860

OTHER GOVERNMENT SECURITIES (F) (Continued)	Principal	Value
Indonesia – 3.8%		
Perusahaan Listrik Negara		
5.375%, 1-25-29 (A)	$4,800	$ 5,508
Republic of Indonesia:		
3.750%, 4-25-22 (A)	7,000	7,217
2.950%, 1-11-23	4,800	4,859
		17,584
Mexico – 1.1%		
United Mexican States:		
3.625%, 3-15-22	2,930	3,024
4.150%, 3-28-27	2,000	2,119
		5,143
Panama – 0.4%		
Republic of Panama		
3.750%, 4-17-26	1,900	1,998
Poland – 0.3%		
Republic of Poland		
5.125%, 4-21-21	1,250	1,311
Qatar – 1.8%		
Qatar Government Bond:		
2.375%, 6-2-21 (A)	4,000	4,005
3.875%, 4-23-23	2,300	2,434
3.250%, 6-2-26 (A)	2,000	2,100
		8,539
Saudi Arabia – 0.9%		
Saudi Arabia Government Bond:		
2.375%, 10-26-21 (A)	2,250	2,253
2.875%, 3-4-23 (A)	2,000	2,031
		4,284
South Africa – 0.7%		
Republic of South Africa		
4.875%, 4-14-26	3,200	3,304
Turkey – 1.0%		
Turkey Government Bond:		
6.250%, 9-26-22	2,000	2,050
6.350%, 8-10-24	2,550	2,595
		4,645
Uruguay – 0.3%		
Republica Orient Uruguay		
4.500%, 8-14-24	1,350	1,456
TOTAL OTHER GOVERNMENT SECURITIES – 13.4%		$62,435
(Cost: $69,741)		
UNITED STATES GOVERNMENT AGENCY OBLIGATIONS		
United States – 0.3%		
Federal Home Loan Mortgage Corp. Agency REMIC/CMO (Mortgage spread to 2-year U.S. Treasury index)		
3.401%, 5-25-45 (A)(E)	1,000	999

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal	Value
United States (Continued)		
Federal Home Loan Mortgage Corp. Fixed Rate Participation Certificates		
4.500%, 10-1-35	$ 317	$ 343
Federal National Mortgage Association Fixed Rate Pass-Through Certificates		
5.000%, 3-1-22	12	12
		1,354
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 0.3%		$ 1,354
(Cost: $1,342)		
UNITED STATES GOVERNMENT OBLIGATIONS		
United States – 17.4%		
U.S. Treasury Bonds		
2.250%, 11-15-25	15,450	16,023
U.S. Treasury Notes:		
1.250%, 10-31-21	1,500	1,488
1.750%, 5-15-22	2,925	2,937
1.875%, 10-31-22	1,600	1,614
1.625%, 10-31-23	1,100	1,103
2.125%, 3-31-24	8,500	8,706
2.125%, 9-30-24	11,900	12,215
2.875%, 7-31-25	1,855	1,986
1.625%, 2-15-26	3,000	3,001
1.500%, 8-15-26	5,180	5,139
2.000%, 11-15-26	4,000	4,102
2.375%, 5-15-27	5,100	5,374
2.250%, 8-15-27	4,500	4,705
2.250%, 11-15-27	4,400	4,603
2.875%, 5-15-28	7,000	7,684
		80,680
TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 17.4%		$80,680
(Cost: $77,375)		
SHORT-TERM SECURITIES		
Master Note – 0.6%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps)		
2.170%, 10-7-19 (G)	2,758	2,758
Money Market Funds – 1.2%		
Dreyfus Institutional Preferred Government Money Market Fund - Institutional Shares		
1.900%, (H)(I)	5,570	5,570

SCHEDULE OF INVESTMENTS IVY GLOBAL BOND FUND *(in thousands)*

SEPTEMBER 30, 2019 (UNAUDITED)

SHORT-TERM SECURITIES (Continued)	Principal	Value
United States Government Agency Obligations – 0.4%		
Overseas Private Investment Corp. (GTD by U.S. Government) (3-Month U.S. TB Rate) 2.220%, 10-7-19 (G)	$2,000	$ 2,000
TOTAL SHORT-TERM SECURITIES — 2.2%		$ 10,328
(Cost: $10,328)		
TOTAL INVESTMENT SECURITIES — 101.1%		$469,008
(Cost: $478,626)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (1.1)%		(5,230)
NET ASSETS – 100.0%		$ 463,778

Notes to Schedule of Investments

*Not shown due to rounding.

(A)Securities were purchased pursuant to an exemption from registration available under Rule 144A under the Securities Act of 1933 and may only be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2019 the total value of these securities amounted to $189,931 or 41.0% of net assets.

(B)All or a portion of securities with an aggregate value of $7,044 are on loan.

(C)Non-income producing as the issuer has either missed its most recent interest payment or declared bankruptcy.

(D)Principal amounts are denominated in the indicated foreign currency, where applicable (COP - Columbian Peso).

(E)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2019. Description of the reference rate and spread, if applicable, are included in the security description.

(F)Other Government Securities may include emerging markets sovereign, quasi-sovereign, corporate and supranational agency and organization debt securities.

(G)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2019. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

(H)Rate shown is the annualized 7-day yield at September 30, 2019.

(I)Investment made with cash collateral received from securities on loan.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2019. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Corporate Debt Securities	$ —	$ 314,211	$ —
Other Government Securities	—	62,435	—
United States Government Agency Obligations	—	1,354	—
United States Government Obligations	—	80,680	—
Short-Term Securities	5,570	4,758	—
Total	$5,570	$463,438	$ —

The following acronyms are used throughout this schedule:

CMO = Collateralized Mortgage Obligation
GTD = Guaranteed
LIBOR = London Interbank Offered Rate
REMIC = Real Estate Mortgage Investment Conduit
TB = Treasury Bill

SCHEDULE OF INVESTMENTS IVY GLOBAL BOND FUND *(in thousands)*

Market Sector Diversification

(as a % of net assets)	
Financials	24.5%
United States Government and Government Agency Obligations	17.7%
Other Government Securities	13.4%
Consumer Staples	9.3%
Materials	6.5%
Industrials	6.2%
Communication Services	5.2%
Utilities	5.1%
Energy	4.4%
Consumer Discretionary	2.8%
Health Care	1.9%
Real Estate	1.3%
Information Technology	0.6%
Other+	1.1%

+Includes liabilities (net of cash and other assets), and cash equivalents

See Accompanying Notes to Financial Statements.

ALL DATA IS AS OF SEPTEMBER 30, 2019 (UNAUDITED)

Asset Allocation

Stocks	97.7%
Financials	20.5%
Consumer Staples	15.9%
Energy	12.9%
Industrials	11.0%
Information Technology	10.1%
Health Care	9.6%
Utilities	7.3%
Communication Services	4.3%
Materials	3.9%
Consumer Discretionary	2.2%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	2.3%

Country Weightings

Europe	**42.4%**
France	12.9%
United Kingdom	9.5%
Netherlands	5.9%
Switzerland	5.4%
Other Europe	8.7%
North America	**38.1%**
United States	34.4%
Canada	3.7%
Pacific Basin	**17.2%**
Taiwan	4.0%
Other Pacific Basin	13.2%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	2.3%

Top 10 Equity Holdings

Company	Country	Sector	Industry
Taiwan Semiconductor Manufacturing Co. Ltd.	Taiwan	Information Technology	Semiconductors
Lockheed Martin Corp.	United States	Industrials	Aerospace & Defense
Nestle S.A., Registered Shares	Switzerland	Consumer Staples	Packaged Foods & Meats
AstraZeneca plc	United Kingdom	Health Care	Pharmaceuticals
Philip Morris International, Inc.	United States	Consumer Staples	Tobacco
Verizon Communications, Inc.	United States	Communication Services	Integrated Telecommunication Services
Tokio Marine Holdings, Inc.	Japan	Financials	Property & Casualty Insurance
Royal Dutch Shell plc, Class A	Netherlands	Energy	Integrated Oil & Gas
Samsung Electronics Co. Ltd.	South Korea	Information Technology	Technology Hardware, Storage & Peripherals
Procter & Gamble Co. (The)	United States	Consumer Staples	Household Products

See your advisor or www.ivyinvestments.com for more information on the Fund's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

SCHEDULE OF INVESTMENTS IVY GLOBAL EQUITY INCOME FUND *(in thousands)*

SEPTEMBER 30, 2019 (UNAUDITED)

COMMON STOCKS	Shares	Value
Canada		
Energy – 1.7%		
Suncor Energy, Inc.	407	$ 12,846
Financials – 2.0%		
Bank of Montreal	206	15,165
Total Canada – 3.7%		$ 28,011
China		
Energy – 1.9%		
CNOOC Ltd.	9,305	14,247
Total China – 1.9%		$ 14,247
France		
Communication Services – 1.2%		
Orange S.A.	575	9,008
Consumer Staples – 2.0%		
Danone S.A.	168	14,820
Energy – 2.5%		
Total S.A.	359	18,666
Financials – 3.4%		
Axa S.A.	606	15,469
BNP Paribas S.A.	203	9,884
		25,353
Health Care – 1.7%		
Sanofi-Aventis	133	12,283
Industrials – 2.1%		
Vinci	148	15,939
Total France – 12.9%		$96,069
Germany		
Utilities – 1.2%		
E.ON AG	883	8,585
Total Germany – 1.2%		$ 8,585
Hong Kong		
Financials – 1.7%		
BOC Hong Kong (Holdings) Ltd.	3,834	13,010
Utilities – 1.4%		
Guangdong Investment Ltd.	5,433	10,632
Total Hong Kong – 3.1%		$23,642
Ireland		
Materials – 1.2%		
CRH plc	267	9,157
Total Ireland – 1.2%		$ 9,157
Italy		
Utilities – 2.5%		
ENEL S.p.A.	2,555	$ 19,085
Total Italy – 2.5%		$ 19,085
Japan		
Financials – 3.1%		
Tokio Marine Holdings, Inc.	429	23,020
Total Japan – 3.1%		$23,020
Macau		
Consumer Discretionary – 1.0%		
Sands China Ltd.	1,609	7,270
Total Macau – 1.0%		$ 7,270
Netherlands		
Energy – 2.9%		
Royal Dutch Shell plc, Class A	748	21,950
Financials – 1.2%		
ING Groep N.V., Certicaaten Van Aandelen	831	8,683
Industrials – 1.8%		
Koninklijke Philips Electronics N.V., Ordinary Shares	285	13,155
Total Netherlands – 5.9%		$ 43,788
Norway		
Consumer Staples – 1.0%		
Mowi ASA	345	7,979
Total Norway – 1.0%		$ 7,979
Russia		
Energy – 1.4%		
PJSC LUKOIL ADR	130	10,774
Total Russia – 1.4%		$ 10,774
Singapore		
Financials – 1.2%		
DBS Group Holdings Ltd.	482	8,727
Total Singapore – 1.2%		$ 8,727
South Korea		
Information Technology – 2.9%		
Samsung Electronics Co. Ltd.	535	21,918
Total South Korea – 2.9%		$ 21,918
Spain		
Financials – 1.4%		
Banco Santander S.A.	2,605	$ 10,598
Total Spain – 1.4%		$ 10,598
Switzerland		
Consumer Staples – 3.3%		
Nestle S.A., Registered Shares	229	24,827
Health Care – 2.1%		
Roche Holdings AG, Genusscheine	54	15,665
Total Switzerland – 5.4%		$40,492
Taiwan		
Information Technology – 4.0%		
Taiwan Semiconductor Manufacturing Co. Ltd.	3,351	29,762
Total Taiwan – 4.0%		$29,762
United Kingdom		
Consumer Staples – 1.7%		
Unilever plc	214	12,846
Financials – 1.5%		
3i Group plc	794	11,361
Health Care – 3.2%		
AstraZeneca plc	271	24,170
Industrials – 1.4%		
BAE Systems plc	1,461	10,229
Materials – 1.7%		
Anglo American plc	545	12,523
Total United Kingdom – 9.5%		$ 71,129
United States		
Communication Services – 3.1%		
Verizon Communications, Inc.	390	23,528
Consumer Discretionary – 1.2%		
Home Depot, Inc. (The)	39	9,095
Consumer Staples – 7.9%		
Philip Morris International, Inc.	314	23,837
Procter & Gamble Co. (The)	170	21,107
Wal-Mart Stores, Inc.	120	14,182
		59,126
Energy – 2.5%		
Chevron Corp.	157	18,638

SEPTEMBER 30, 2019 (UNAUDITED)
IVY GLOBAL EQUITY INCOME FUND *(in thousands)*

COMMON STOCKS (Continued)	Shares	Value
Financials – 5.0%		
Citigroup, Inc.	277	$ 19,163
JPMorgan Chase & Co.	80	9,431
KeyCorp	527	9,402
		37,996
Health Care – 2.6%		
Pfizer, Inc.	547	19,646
Industrials – 5.7%		
Caterpillar, Inc.	63	7,894
Eaton Corp.	110	9,176
Lockheed Martin Corp.	66	25,748
		42,818
Information Technology – 3.2%		
Intel Corp.	163	8,377
QUALCOMM, Inc.	211	16,067
		24,444
Materials – 1.0%		
Eastman Chemical Co.	104	7,660
Utilities – 2.2%		
Exelon Corp.	339	$ 16,358
Total United States – 34.4%		$259,309
TOTAL COMMON STOCKS – 97.7%		$733,562
(Cost: $635,904)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (A) – 1.8%		
J.M. Smucker Co. (The) 2.152%, 10-7-19	$5,000	4,998
Sysco Corp. 2.180%, 10-1-19	3,686	3,686
Wisconsin Electric Power Co. 2.100%, 10-1-19	5,000	4,999
		13,683
Master Note – 0.3%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps) 2.170%, 10-7-19 (B)	$2,187	$ 2,187
TOTAL SHORT-TERM SECURITIES – 2.1%		$ 15,870
(Cost: $15,871)		
TOTAL INVESTMENT SECURITIES – 99.8%		$749,432
(Cost: $651,775)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.2%		1,138
NET ASSETS – 100.0%		$750,570

Notes to Schedule of Investments

(A)Rate shown is the yield to maturity at September 30, 2019.

(B)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2019. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2019. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Communication Services	$ 23,528	$ 9,008	$ —
Consumer Discretionary	9,095	7,270	—
Consumer Staples	59,126	60,472	—
Energy	31,484	65,637	—
Financials	53,161	100,752	—
Health Care	19,646	52,118	—
Industrials	42,818	39,323	—
Information Technology	24,444	51,680	—
Materials	7,660	21,680	—
Utilities	16,358	38,302	—
Total Common Stocks	$287,320	$446,242	$ —
Short-Term Securities	—	15,870	—
Total	$287,320	$ 462,112	$ —

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
LIBOR = London Interbank Offered Rate

SCHEDULE OF INVESTMENTS IVY GLOBAL EQUITY INCOME FUND *(in thousands)*

SEPTEMBER 30, 2019 (UNAUDITED)

Market Sector Diversification

(as a % of net assets)	
Financials	20.5%
Consumer Staples	15.9%
Energy	12.9%
Industrials	11.0%
Information Technology	10.1%
Health Care	9.6%
Utilities	7.3%
Communication Services	4.3%
Materials	3.9%
Consumer Discretionary	2.2%
Other+	2.3%

+Includes cash and other assets (net of liabilities), and cash equivalents

See Accompanying Notes to Financial Statements.

ALL DATA IS AS OF SEPTEMBER 30, 2019 (UNAUDITED)

Asset Allocation

Stocks	99.1%
Information Technology	20.4%
Financials	17.6%
Consumer Discretionary	16.0%
Industrials	15.2%
Health Care	11.7%
Consumer Staples	9.2%
Energy	4.7%
Communication Services	4.3%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	0.9%

Country Weightings

North America	50.9%
United States	46.9%
Canada	4.0%
Europe	34.1%
France	10.7%
United Kingdom	8.6%
Netherlands	5.7%
Other Europe	9.1%
Pacific Basin	14.1%
China	5.2%
Other Pacific Basin	8.9%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	0.9%

Top 10 Equity Holdings

Company	Country	Sector	Industry
Airbus SE	France	Industrials	Aerospace & Defense
Amazon.com, Inc.	United States	Consumer Discretionary	Internet & Direct Marketing Retail
Microsoft Corp.	United States	Information Technology	Systems Software
Visa, Inc., Class A	United States	Information Technology	Data Processing & Outsourced Services
CME Group, Inc.	United States	Financials	Financial Exchanges & Data
Dollar General Corp.	United States	Consumer Discretionary	General Merchandise Stores
Thermo Fisher Scientific, Inc.	United States	Health Care	Life Sciences Tools & Services
Ping An Insurance (Group) Co. of China Ltd., H Shares	China	Financials	Life & Health Insurance
Alimentation Couche-Tard, Inc., Class B	Canada	Consumer Staples	Food Retail
Ferrari N.V.	Italy	Consumer Discretionary	Automobile Manufacturers

See your advisor or www.ivyinvestments.com for more information on the Fund's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

SCHEDULE OF INVESTMENTS IVY GLOBAL GROWTH FUND *(in thousands)*

SEPTEMBER 30, 2019 (UNAUDITED)

COMMON STOCKS	Shares	Value
Canada		
Consumer Staples – 2.6%		
Alimentation Couche-Tard, Inc., Class B	779	$23,885
Energy – 1.4%		
Canadian Natural Resources Ltd.	461	12,271
Total Canada – 4.0%		$36,156
China		
Communication Services – 1.2%		
Tencent Holdings Ltd.	217	9,089
Tencent Music Entertainment Group ADR (A)	108	1,384
		10,473
Consumer Discretionary – 1.4%		
Alibaba Group Holding Ltd. ADR (A)	76	12,638
Financials – 2.6%		
Ping An Insurance (Group) Co. of China Ltd., H Shares	2,093	24,051
Total China – 5.2%		$47,162
France		
Communication Services – 1.8%		
Ubisoft Entertainment S.A. (A)	228	16,430
Consumer Discretionary – 0.5%		
LVMH Moet Hennessy - Louis Vuitton	13	5,059
Energy – 1.8%		
Total S.A. ADR	314	16,311
Industrials – 6.6%		
Airbus SE	356	46,247
Schneider Electric S.A.	167	14,594
		60,841
Total France – 10.7%		$98,641
Germany		
Financials – 1.3%		
Deutsche Boerse AG	75	11,745
Information Technology – 2.1%		
Infineon Technologies AG	1,074	19,293
Total Germany – 3.4%		$31,038
Hong Kong		
Consumer Discretionary – 0.8%		
Galaxy Entertainment Group	1,244	7,712
Financials – 2.2%		
AIA Group Ltd.	2,106	$ 19,865
Total Hong Kong – 3.0%		$ 27,577
India		
Financials – 1.2%		
HDFC Bank Ltd.	622	10,782
Total India – 1.2%		$ 10,782
Italy		
Consumer Discretionary – 2.4%		
Ferrari N.V.	144	22,235
Total Italy – 2.4%		$22,235
Japan		
Consumer Discretionary – 1.1%		
Isuzu Motors Ltd.	870	9,633
Industrials – 2.4%		
Daikin Industries Ltd.	47	6,172
Recruit Holdings Co. Ltd.	521	15,903
		22,075
Total Japan – 3.5%		$ 31,708
Netherlands		
Consumer Staples – 1.5%		
Heineken N.V.	125	13,512
Energy – 0.9%		
Royal Dutch Shell plc, Class B	299	8,845
Health Care – 0.9%		
Qiagen N.V. (A)	245	8,077
Industrials – 1.7%		
Koninklijke Philips Electronics N.V., Ordinary Shares	340	15,690
Information Technology – 0.7%		
ASML Holding N.V., NY Registry Shares	26	6,491
Total Netherlands – 5.7%		$ 52,615
Switzerland		
Consumer Staples – 1.3%		
Nestle S.A., Registered Shares	107	11,559
Health Care – 1.0%		
Alcon, Inc. (A)	153	8,918
Industrials – 1.0%		
Ferguson plc	131	9,533
Total Switzerland – 3.3%		$ 30,010
Taiwan		
Information Technology – 1.2%		
Taiwan Semiconductor Manufacturing Co. Ltd. ADR	233	$ 10,820
Total Taiwan – 1.2%		$10,820
United Kingdom		
Consumer Discretionary – 1.1%		
Compass Group plc	378	9,726
Consumer Staples – 3.8%		
British American Tobacco plc	278	10,266
Diageo plc	318	12,998
Imperial Tobacco Group plc	550	12,356
		35,620
Financials – 2.1%		
Prudential plc	1,086	19,679
Health Care – 1.6%		
AstraZeneca plc	107	9,516
AstraZeneca plc ADR	121	5,398
		14,914
Total United Kingdom – 8.6%		$79,939
United States		
Communication Services – 1.3%		
Facebook, Inc., Class A (A)	70	12,458
Consumer Discretionary – 8.7%		
Amazon.com, Inc. (A)	25	42,676
Dollar General Corp.	180	28,541
Home Depot, Inc. (The)	41	9,532
		80,749
Energy – 0.6%		
ConocoPhillips	69	3,950
Schlumberger Ltd.	66	2,257
		6,207
Financials – 8.2%		
CME Group, Inc.	141	29,818
Fidelity National Information Services, Inc.	125	16,652
Goldman Sachs Group, Inc. (The)	58	12,115
KeyCorp	564	10,061
SVB Financial Group (A)	36	7,528
		76,174
Health Care – 8.2%		
Abbott Laboratories	224	18,731
HCA Holdings, Inc.	82	9,918
Johnson & Johnson	167	21,634
Thermo Fisher Scientific, Inc.	89	25,975
		76,258

SEPTEMBER 30, 2019 (UNAUDITED)

COMMON STOCKS (Continued)	Shares	Value
Industrials – 3.5%		
Eaton Corp.	139	$ 11,561
Lyft, Inc., Class A (A)	45	1,855
Northrop Grumman Corp.	49	18,360
		31,776
Information Technology – 16.4%		
Adobe, Inc. (A)	61	16,926
Ambarella, Inc. (A)	233	14,638
Arista Networks, Inc. (A)	21	5,075
Garter, Inc., Class A (A)	68	9,663
MasterCard, Inc., Class A	60	16,251
Microsoft Corp.	261	36,270
PayPal, Inc. (A)	156	16,178
Visa, Inc., Class A	191	32,770
Western Digital Corp.	61	3,666
		151,437
Total United States – 46.9%		$435,059
TOTAL COMMON STOCKS – 99.1%		$ 913,742
(Cost: $705,091)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (B) – 0.4%		
Sonoco Products Co.		
2.150%, 10-1-19	$ 3,613	$ 3,613
Master Note – 0.3%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps)		
2.170%, 10-7-19 (C)	3,208	3,208
United States Government Agency Obligations – 0.2%		
Overseas Private Investment Corp. (GTD by U.S. Government) (3-Month U.S. TB Rate)		
2.200%, 10-7-19 (C)	1,395	1,395
TOTAL SHORT-TERM SECURITIES – 0.9%		$ 8,216
(Cost: $8,216)		
TOTAL INVESTMENT SECURITIES – 100.0%		$ 921,958
(Cost: $713,307)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.0%		47
NET ASSETS – 100.0%		$922,005

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Rate shown is the yield to maturity at September 30, 2019.

(C) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2019. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2019. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Communication Services	$ 13,842	$ 25,519	$ —
Consumer Discretionary	93,387	54,365	—
Consumer Staples	23,885	60,691	—
Energy	34,789	8,845	—
Financials	76,174	86,122	—
Health Care	89,733	18,434	—
Industrials	31,776	108,139	—
Information Technology	168,748	19,293	—
Total Common Stocks	$532,334	$ 381,408	$ —
Short-Term Securities	—	8,216	—
Total	$532,334	$389,624	$ —

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed
LIBOR = London Interbank Offered Rate
TB = Treasury Bill

SEPTEMBER 30, 2019 (UNAUDITED)

Market Sector Diversification

(as a % of net assets)

Information Technology	20.4%
Financials	17.6%
Consumer Discretionary	16.0%
Industrials	15.2%
Health Care	11.7%
Consumer Staples	9.2%
Energy	4.7%
Communication Services	4.3%
Other+	0.9%

+Includes cash and other assets (net of liabilities), and cash equivalents

See Accompanying Notes to Financial Statements.

ALL DATA IS AS OF SEPTEMBER 30, 2019 (UNAUDITED)

Asset Allocation

Corporate Obligations	0.5%
Master Note	0.5%
United States Government and Government Agency Obligations	98.7%
Cash and Other Assets (Net of Liabilities)	0.8%

SCHEDULE OF INVESTMENTS IVY GOVERNMENT MONEY MARKET FUND *(in thousands)*

SEPTEMBER 30, 2019 (UNAUDITED)

CORPORATE OBLIGATIONS	Principal	Value
Master Note		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 2.170%, 10-7-19 (A)	$ 760	$ 760
Total Master Note – 0.5%		760
TOTAL CORPORATE OBLIGATIONS – 0.5%		$ 760
(Cost: $760)		

UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS	Principal	Value
Treasury Notes – 1.9%		
U.S. Treasury Notes (3-Month USTMMR plus 11.5 bps), 2.030%, 10-3-19 (A)	2,000	1,998
U.S. Treasury Notes (3-Month USTMMR plus 4.8 bps), 1.960%, 10-1-19 (A)	1,000	1,000
		2,998
Treasury Bills (B) – 20.9%		
U.S. Treasury Bills:		
2.157%, 10-3-19	2,000	2,000
1.990%, 10-10-19	3,000	2,998
1.820%, 10-15-19	3,000	2,998
1.860%, 10-22-19	7,000	6,992
1.960%, 10-24-19	5,000	4,993
2.010%, 10-31-19	6,800	6,788
1.940%, 11-7-19	6,000	5,988
		32,757

UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal	Value
United States Government Agency Obligations – 75.9%		
Federal Home Loan Bank, 2.000%, 8-21-20	$ 3,000	$ 3,000
Federal National Mortgage Association:		
1.690%, 10-1-19	1,439	1,439
2.000%, 1-27-20	500	500
Overseas Private Investment Corp. (GTD by U.S. Government) (3-Month U.S. TB Rate):		
2.200%, 10-2-19 (A)	21,000	21,000
2.200%, 10-7-19 (A)	58,291	58,291
2.220%, 10-7-19 (A)	26,659	26,659
2.230%, 10-7-19 (A)	4,700	4,700
2.530%, 11-17-19 (A)	2,000	2,000
2.790%, 2-19-20 (A)	1,000	1,000
		118,589
TOTAL UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS – 98.7%		$154,344
(Cost: $154,344)		
TOTAL INVESTMENT SECURITIES – 99.2%		$ 155,104
(Cost: $155,104)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.8%		1,182
NET ASSETS – 100.0%		$156,286

Notes to Schedule of Investments

(A)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2019. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

(B)Rate shown is the yield to maturity at September 30, 2019.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2019. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Corporate Obligations	$ —	$ 760	$ —
United States Government and Government Agency Obligations	—	154,344	—
Total	$ —	$155,104	$ —

The following acronyms are used throughout this schedule:

GTD = Guaranteed
LIBOR = London Interbank Offered Rate
TB = Treasury Bill
USTMMR = U.S. Treasury Money Market Rate

See Accompanying Notes to Financial Statements.

ALL DATA IS AS OF SEPTEMBER 30, 2019 (UNAUDITED)

Asset Allocation

Stocks	4.2%
Consumer Discretionary	2.7%
Energy	1.1%
Financials	0.3%
Health Care	0.1%
Consumer Staples	0.0%
Industrials	0.0%
Warrants	0.0%
Bonds	90.8%
Corporate Debt Securities	67.6%
Loans	23.2%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	5.0%

Quality Weightings

Non-Investment Grade	90.8%
BB	10.2%
B	48.3%
CCC	27.4%
Below CCC	1.6%
Non-rated	3.3%
Cash and Other Assets (Net of Liabilities), Cash Equivalents+ and Equities	9.2%

Our preference is to always use ratings obtained from Standard & Poor's, Moody's, and Fitch. It is each Portfolio's general policy to classify such security at the lower rating level if only two ratings are available. If more than two ratings are available and a median exists, the median is used. If more than two ratings exist without a median, the lower of the two middle ratings is used. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

SEPTEMBER 30, 2019 (UNAUDITED)SCHEDULE OF INVESTMENTS IVY HIGH INCOME FUND (in thousands)

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Apparel Retail – 0.0%		
True Religion Apparel, Inc. (A)(C)(D)	219	$ —*
Casinos & Gaming – 0.0%		
New Cotai Participation Corp., Class B (A)(D)(E)	—*	—
Education Services – 1.8%		
Laureate Education, Inc., Class A (A)	5,108	84,664
Hotels, Resorts & Cruise Lines – 0.9%		
Studio City International Holdings Ltd. (A)	2,268	45,584
Total Consumer Discretionary – 2.7%		130,248
Consumer Staples		
Agricultural Products – 0.0%		
ASG Warrant Corp. (A)(C)(D)	20	—*
Total Consumer Staples – 0.0%		—*
Energy		
Coal & Consumable Fuels – 0.0%		
Westmoreland Coal Co. (A)	212	2,649
Oil & Gas Equipment & Services – 0.1%		
Larchmont Resources LLC (A)(B)(C)(D)(E)	18	4,585
Oil & Gas Exploration & Production – 0.0%		
Bellatrix Exploration Ltd. (A)(B)(C)	2,856	862
Sabine Oil & Gas Corp. (A)(D)(E)	5	283
		1,145
Total Energy – 0.1%		8,379
Financials		
Specialized Finance – 0.3%		
Maritime Finance Co. Ltd. (A)(C)(D)(E)	1,750	14,222
Total Financials – 0.3%		14,222
Health Care		
Pharmaceuticals – 0.1%		
Advanz Pharma Corp. (A)(B)(F)	297	3,565
Total Health Care – 0.1%		3,565
Industrials		
Air Freight & Logistics – 0.0%		
BIS Industries Ltd. (A)(C)(D)(E)	19,683	785
Total Industrials – 0.0%		785
TOTAL COMMON STOCKS – 3.2%		$ 157,199

(Cost: $158,112)

PREFERRED STOCKS	Shares	Value
Consumer Staples		
Agricultural Products – 0.0%		
Pinnacle Agriculture Enterprises LLC (A)(D)(E)	49,044	$ 2,044
St. John Knits International, Inc. (A)(D)	48	—*
		2,044
Total Consumer Staples – 0.0%		2,044
Energy		
Oil & Gas Exploration & Production – 1.0%		
Targa Resources Corp., 9.500% (A)(E)	47	50,717
Total Energy – 1.0%		50,717
TOTAL PREFERRED STOCKS – 1.0%		$52,761

(Cost: $74,746)

WARRANTS		
Oil & Gas Exploration & Production – 0.0%		
Sabine Oil & Gas Corp., expires 12-29-29 (D)(E)(G)	20	246
Ultra Resources, Inc., expires 7-14-25 (D)(G)	133	5
		251
TOTAL WARRANTS – 0.0%		$ 251

(Cost: $182)

CORPORATE DEBT SECURITIES	Principal	Value
Communication Services		
Alternative Carriers – 0.1%		
Consolidated Communications Finance II Co., 6.500%, 10-1-22 (F)	$ 3,299	3,052
Broadcasting – 1.1%		
Clear Channel Outdoor Holdings, Inc., 5.125%, 8-15-27 (H)	30,428	31,702
Clear Channel Worldwide Holdings, Inc., 9.250%, 2-15-24 (H)	22,859	25,114
		56,816
Cable & Satellite – 8.9%		
Altice Financing S.A.:		
6.625%, 2-15-23 (H)	9,283	9,527
7.500%, 5-15-26 (H)	29,379	31,215
Altice France S.A.:		
7.375%, 5-1-26 (H)	35,587	38,201
8.125%, 2-1-27 (H)	36,628	40,428
Altice Luxembourg S.A., 10.500%, 5-15-27 (H)	63,656	71,740
Altice S.A., 7.625%, 2-15-25 (H)	37,539	39,134

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Cable & Satellite (Continued)		
Altice U.S. Finance I Corp.:		
5.375%, 7-15-23 (H)	$ 19,883	$ 20,405
5.500%, 5-15-26 (H)	21,539	22,668
CCO Holdings LLC and CCO Holdings Capital Corp.:		
5.500%, 5-1-26 (H)	8,288	8,681
5.000%, 2-1-28 (H)	27,490	28,418
CSC Holdings LLC:		
5.375%, 2-1-28 (H)	30,790	32,445
5.750%, 1-15-30 (H)	7,623	7,967
DISH DBS Corp.:		
5.875%, 7-15-22	13,090	13,613
5.875%, 11-15-24	11,998	11,893
7.750%, 7-1-26	17,979	18,321
Neptune Finco Corp., 6.625%, 10-15-25 (H)	8,618	9,224
VTR Finance B.V., 6.875%, 1-15-24 (H)	28,053	28,859
		432,739
Integrated Telecommunication Services – 4.4%		
Frontier Communications Corp.:		
6.875%, 1-15-25	33,503	14,825
11.000%, 9-15-25 (F)	51,015	23,052
8.500%, 4-1-26 (H)	64,051	64,045
GCI, Inc., 6.875%, 4-15-25	29,696	31,255
West Corp., 8.500%, 10-15-25 (H)	96,596	77,639
		210,816
Publishing – 0.5%		
MDC Partners, Inc., 6.500%, 5-1-24 (H)	26,290	23,957
Wireless Telecommunication Service – 1.5%		
Digicel Group Ltd.:		
6.000%, 4-15-21 (H)	11,390	8,030
8.250%, 9-30-22 (H)	4,813	986
8.250%, 12-30-22 (H)	17,364	10,245
Digicel Group Ltd. (7.125% Cash or 2.000% PIK), 9.125%, 4-1-24 (H)(I)	18,365	1,745
Digicel International Finance Ltd., 8.750%, 5-25-24 (F)(H)	47,517	45,141
Digicel Ltd., 6.750%, 3-1-23 (H)	16,149	7,691
		73,838
Total Communication Services – 16.5%		801,218
Consumer Discretionary		
Auto Parts & Equipment – 0.1%		
Panther BF Aggregator 2 L.P., 6.250%, 5-15-26 (H)	3,836	4,038
Automotive Retail – 0.8%		
Allison Transmission, Inc., 5.000%, 10-1-24 (H)	5,787	5,913

SCHEDULE OF INVESTMENTS IVY HIGH INCOME FUND *(in thousands)*

SEPTEMBER 30, 2019 (UNAUDITED)

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Automotive Retail (Continued)		
Sonic Automotive, Inc.:		
5.000%, 5-15-23	$24,238	$ 24,541
6.125%, 3-15-27	6,881	6,993
		37,447
Casinos & Gaming – 2.0%		
Everi Payments, Inc., 7.500%, 12-15-25 (H)	25,914	27,307
Gateway Casinos & Entertainment Ltd., 8.250%, 3-1-24 (H)	16,434	17,050
Golden Nugget, Inc., 6.750%, 10-15-24 (H)	34,265	35,122
Wynn Macau Ltd.:		
4.875%, 10-1-24 (H)	5,405	5,385
5.500%, 10-1-27 (H)	13,880	14,053
		98,917
Education Services – 1.8%		
Laureate Education, Inc., 8.250%, 5-1-25 (H)	81,155	88,256
Hotels, Resorts & Cruise Lines – 0.4%		
Boyne USA, Inc., 7.250%, 5-1-25 (H)	15,111	16,465
Leisure Facilities – 0.3%		
Cedar Fair L.P., Magnum Management Corp., Canada's Wonderland Co. and Millennium Operations LLC, 5.375%, 4-15-27	12,760	13,657
Specialized Consumer Services – 0.3%		
Nielsen Co. (Luxembourg) S.a.r.l. (The), 5.500%, 10-1-21 (H)	10,087	10,125
Nielsen Finance LLC and Nielsen Finance Co., 5.000%, 4-15-22 (H)	5,409	5,424
		15,549
Specialty Stores – 3.7%		
Cumberland Farms, Inc., 6.750%, 5-1-25 (H)	12,736	13,640
Party City Holdings, Inc., 6.625%, 8-1-26 (F)(H)	11,596	11,480
Staples, Inc.:		
7.500%, 4-15-26 (H)	95,592	98,489
10.750%, 4-15-27 (H)	57,356	58,933
		182,542
Total Consumer Discretionary – 9.4%		456,871
Consumer Staples		
Food Distributors – 0.8%		
Performance Food Group, Inc.:		
5.500%, 6-1-24 (H)	17,758	18,135
5.500%, 10-15-27 (H)	2,657	2,790

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Food Distributors (Continued)		
U.S. Foods, Inc., 5.875%, 6-15-24 (H)	$ 18,320	$ 18,870
		39,795
Packaged Foods & Meats – 5.5%		
JBS USA LLC and JBS USA Finance, Inc.:		
5.875%, 7-15-24 (H)	37,276	38,396
5.750%, 6-15-25 (H)	30,529	31,806
JBS USA Lux S.A. and JBS USA Finance, Inc., 6.750%, 2-15-28 (H)	19,445	21,535
JBS USA, JBS USA Food Co. and JBS USA Finance, Inc. (GTD by JBS S.A.):		
6.500%, 4-15-29 (H)	3,056	3,392
5.500%, 1-15-30 (H)	11,404	12,088
Pilgrim's Pride Corp.:		
5.750%, 3-15-25 (H)	5,439	5,629
5.875%, 9-30-27 (H)	19,457	20,897
Post Holdings, Inc.:		
5.500%, 3-1-25 (H)	6,059	6,347
5.000%, 8-15-26 (H)	8,493	8,808
5.750%, 3-1-27 (H)	37,477	39,733
Simmons Foods, Inc.:		
7.750%, 1-15-24 (H)	10,083	10,915
5.750%, 11-1-24 (H)	67,921	66,223
		265,769
Total Consumer Staples – 6.3%		305,564
Energy		
Oil & Gas Drilling – 1.0%		
KCA Deutag UK Finance plc, 7.250%, 5-15-21 (F)(H)	31,548	19,796
Offshore Drilling Holding S.A., 8.375%, 9-20-20 (H)(J)	64,569	19,856
Offshore Group Investment Ltd., 0.000%, 11-1-19 (D)(K)	20,035	—*
Valaris plc, 7.750%, 2-1-26 (F)	15,502	8,297
		47,949
Oil & Gas Equipment & Services – 0.3%		
Nine Energy Service, Inc., 8.750%, 11-1-23 (H)	11,591	9,389
SESI LLC, 7.125%, 12-15-21 (F)	7,092	4,831
		14,220
Oil & Gas Exploration & Production – 3.8%		
Bellatrix Exploration Ltd., 8.500%, 9-11-23 (C)	6,693	6,802
Bellatrix Exploration Ltd. (3.000% Cash or 9.500% PIK), 9.500%, 12-15-23 (C)(I)	7,293	7,396
Brazos Valley Longhorn LLC and Brazos Valley Longhorn Finance Corp., 6.875%, 2-1-25	3,836	3,299

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Oil & Gas Exploration & Production (Continued)		
Chesapeake Energy Corp.:		
7.000%, 10-1-24 (F)	$27,050	$ 19,409
8.000%, 1-15-25 (F)	2,525	1,824
Crownrock L.P., 5.625%, 10-15-25 (H)	46,856	47,148
Endeavor Energy Resources L.P.:		
5.500%, 1-30-26 (H)	15,582	16,205
5.750%, 1-30-28 (H)	11,167	11,865
Extraction Oil & Gas, Inc., 5.625%, 2-1-26 (H)	22,519	13,793
Laredo Petroleum, Inc., 6.250%, 3-15-23 (F)	5,489	4,817
Sanchez Energy Corp., 7.250%, 2-15-23 (F)(H)(L)	3,888	2,799
Seven Generations Energy Ltd.:		
6.750%, 5-1-23 (H)	33,902	34,241
5.375%, 9-30-25 (H)	11,912	11,793
Ultra Resources, Inc. (9.000% Cash or 2.000% PIK), 11.000%, 7-12-24 (I)	6,917	968
		182,359
Oil & Gas Refining & Marketing – 1.7%		
Callon Petroleum Co. (GTD by Callon Petroleum Operating Co.):		
6.125%, 10-1-24	8,071	7,950
6.375%, 7-1-26	2,319	2,263
Comstock Escrow Corp., 9.750%, 8-15-26	65,736	54,890
EP Energy LLC and Everest Acquisition Finance, Inc.:		
9.375%, 5-1-24 (H)	7,688	211
8.000%, 2-15-25 (H)(L)	8,197	205
7.750%, 5-15-26 (H)	11,584	8,688
QEP Resources, Inc., 5.625%, 3-1-26 (F)	9,650	8,299
		82,506
Total Energy – 6.8%		327,034
Financials		
Consumer Finance – 1.0%		
CURO Group Holdings Corp., 8.250%, 9-1-25 (H)	17,817	15,545
Quicken Loans, Inc., 5.750%, 5-1-25 (H)	32,851	33,878
		49,423
Financial Exchanges & Data – 1.0%		
Refinitiv U.S. Holdings, Inc.:		
6.250%, 5-15-26 (H)	15,454	16,574
8.250%, 11-15-26 (H)	30,546	33,715
		50,289
Insurance Brokers – 1.6%		
NFP Corp., 6.875%, 7-15-25 (H)	75,728	75,160

SCHEDULE OF INVESTMENTS IVY HIGH INCOME FUND *(in thousands)*

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Other Diversified Financial Services – 1.9%		
New Cotai LLC and New Cotai Capital Corp. (10.625% Cash or 10.625% PIK), 10.625%, 5-1-19 (H)(I)(L)	$172,547	$ 91,450
Property & Casualty Insurance – 1.0%		
Amwins Group, Inc., 7.750%, 7-1-26 (H)	19,386	20,840
Hub International Ltd., 7.000%, 5-1-26 (H)	29,589	30,440
		51,280
Specialized Finance – 1.5%		
BCPE Cycle Merger Sub II, Inc., 10.625%, 7-15-27 (H)	30,481	29,414
Compass Group Diversified Holdings LLC, 8.000%, 5-1-26 (H)	15,494	16,385
Tervita Escrow Corp., 7.625%, 12-1-21 (H)	7,723	7,848
TMX Finance LLC and TitleMax Finance Corp., 11.125%, 4-1-23 (H)	22,380	20,702
		74,349
Thrifts & Mortgage Finance – 0.4%		
Provident Funding Associates L.P. and PFG Finance Corp., 6.375%, 6-15-25 (H)	19,671	19,130
Total Financials – 8.4%		411,081
Health Care		
Health Care Facilities – 2.1%		
Regional Care Hospital Partners Holdings, Inc. and Legend Merger Sub, Inc., 9.750%, 12-1-26 (H)	62,859	67,253
Surgery Center Holdings, Inc., 10.000%, 4-15-27 (H)	34,483	35,000
		102,253
Health Care Services – 0.6%		
Heartland Dental LLC, 8.500%, 5-1-26 (F)(H)	28,417	27,600
Health Care Technology – 1.3%		
Verscend Holding Corp., 9.750%, 8-15-26 (H)	57,280	60,996
Life Sciences Tools & Services – 0.7%		
Avantor, Inc., 9.000%, 10-1-25 (H)	30,765	34,572
Pharmaceuticals – 2.2%		
Advanz Pharma Corp., 8.000%, 9-6-24	2,610	2,542
Bausch Health Cos., Inc.:		
6.125%, 4-15-25 (H)	6,848	7,105
9.000%, 12-15-25 (H)	5,419	6,083
Pharmaceuticals (Continued)		
Eagle Holding Co. II LLC (7.750% Cash or 7.750% PIK), 7.750%, 5-15-22 (H)(I)	$34,432	$ 34,690
Par Pharmaceutical, Inc., 7.500%, 4-1-27 (H)	20,717	18,852
Valeant Pharmaceuticals International, Inc.:		
9.250%, 4-1-26 (H)	15,514	17,628
8.500%, 1-31-27 (H)	19,261	21,616
		108,516
Total Health Care – 6.9%		333,937
Industrials		
Aerospace & Defense – 2.2%		
TransDigm UK Holdings plc, 6.875%, 5-15-26	13,157	14,144
TransDigm, Inc. (GTD by TransDigm Group, Inc.):		
6.500%, 7-15-24	24,794	25,569
6.500%, 5-15-25	7,918	8,215
6.250%, 3-15-26 (H)	21,492	23,077
6.375%, 6-15-26	16,934	17,802
7.500%, 3-15-27	15,351	16,694
		105,501
Air Freight & Logistics – 0.6%		
XPO Logistics, Inc., 6.750%, 8-15-24 (H)	27,513	29,783
Diversified Support Services – 0.5%		
Ahern Rentals, Inc., 7.375%, 5-15-23 (H)	25,226	21,473
United Rentals (North America), Inc. (GTD by United Rentals, Inc.), 5.875%, 9-15-26	2,710	2,890
		24,363
Environmental & Facilities Services – 1.1%		
GFL Environmental, Inc.:		
5.625%, 5-1-22 (H)	5,520	5,644
5.375%, 3-1-23 (H)	16,348	16,549
7.000%, 6-1-26 (H)	23,211	24,430
8.500%, 5-1-27 (H)	5,350	5,932
Waste Pro USA, Inc., 5.500%, 2-15-26 (H)	2,140	2,206
		54,761
Industrial Machinery – 0.1%		
Apex Tool Group LLC and BC Mountain Finance, Inc., 9.000%, 2-15-23 (H)	4,219	3,744
Total Industrials – 4.5%		218,152
Information Technology		
Application Software – 1.3%		
Kronos Acquisition Holdings, Inc., 9.000%, 8-15-23 (H)	71,958	63,503
Data Processing & Outsourced Services – 1.7%		
Italics Merger Sub, Inc., 7.125%, 7-15-23 (H)	$69,763	$ 70,984
j2 Cloud Services LLC and j2 Global, Inc., 6.000%, 7-15-25 (H)	7,864	8,303
		79,287
Electronic Equipment & Instruments – 0.3%		
NCR Corp.:		
5.750%, 9-1-27 (H)	5,323	5,509
6.125%, 9-1-29 (H)	5,323	5,611
		11,120
IT Consulting & Other Services – 1.2%		
Cardtronics, Inc. and Cardtronics USA, Inc., 5.500%, 5-1-25 (H)	4,761	4,833
NCR Escrow Corp., 6.375%, 12-15-23	29,376	30,184
Pioneer Holding Corp., 9.000%, 11-1-22 (H)	23,446	24,618
		59,635
Total Information Technology – 4.5%		213,545
Materials		
Aluminum – 1.9%		
Constellium N.V.:		
5.750%, 5-15-24 (H)	21,281	21,866
6.625%, 3-1-25 (H)	32,160	33,527
5.875%, 2-15-26 (H)	14,677	15,301
Novelis Corp. (GTD by Novelis, Inc.):		
6.250%, 8-15-24 (H)	12,449	13,009
5.875%, 9-30-26 (H)	8,281	8,685
		92,388
Commodity Chemicals – 0.6%		
NOVA Chemicals Corp.:		
4.875%, 6-1-24 (H)	19,673	20,231
5.250%, 6-1-27 (H)	7,869	8,190
		28,421
Construction Materials – 0.6%		
Hillman Group, Inc. (The), 6.375%, 7-15-22 (H)	32,232	30,218
Fertilizers & Agricultural Chemicals – 0.5%		
Pinnacle Operating Corp., 9.000%, 5-15-23 (H)	70,641	24,724
Metal & Glass Containers – 0.5%		
ARD Finance S.A. (7.125% Cash or 7.875% PIK), 7.125%, 9-15-23 (I)	4,604	4,742
ARD Securities Finance S.a.r.l. (8.750% Cash or 8.750% PIK), 8.750%, 1-31-23 (F)(H)(I)	10,424	10,789

SCHEDULE OF INVESTMENTS IVY HIGH INCOME FUND *(in thousands)*

(CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Metal & Glass Containers (Continued)		
HudBay Minerals, Inc.:		
7.250%, 1-15-23 (H)	$ 3,257	$ 3,363
7.625%, 1-15-25 (H)	4,887	4,954
		23,848
Specialty Chemicals – 0.2%		
Kraton Polymers LLC and Kraton Polymers Capital Corp., 7.000%, 4-15-25 (F)(H)	7,999	8,339
TPC Group, Inc., 10.500%, 8-1-24 (H)	1,520	1,584
		9,923
Total Materials – 4.3%		209,522
TOTAL CORPORATE DEBT SECURITIES – 67.6%		$3,276,924
(Cost: $3,481,337)		
LOANS(M)		
Communication Services		
Advertising – 0.4%		
Advantage Sales & Marketing, Inc. (ICE LIBOR plus 325 bps), 5.294%, 7-25-21	3,498	3,240
Advantage Sales & Marketing, Inc. (ICE LIBOR plus 650 bps), 8.544%, 7-25-22	16,170	13,924
		17,164
Broadcasting – 0.8%		
Clear Channel Outdoor Holdings, Inc. (ICE LIBOR plus 350 bps), 5.544%, 8-23-26	36,514	36,592
Cable & Satellite – 0.0%		
Liberty Cablevision of Puerto Rico LLC (ICE LIBOR plus 350 bps), 5.528%, 1-7-22 (D)	581	579
Integrated Telecommunication Services – 1.2%		
West Corp. (3-Month ICE LIBOR plus 400 bps), 6.044%, 10-10-24	65,636	58,521
Publishing – 0.1%		
Recorded Books, Inc. (ICE LIBOR plus 450 bps), 6.544%, 8-31-25	6,891	6,895
Wireless Telecommunication Service – 0.1%		
Digicel International Finance Ltd. (ICE LIBOR plus 325 bps), 5.340%, 5-27-24	5,335	4,611
Total Communication Services – 2.6%		124,362

LOANS(M) (Continued)	Principal	Value
Consumer Discretionary		
Apparel Retail – 1.1%		
Talbots, Inc. (The) (ICE LIBOR plus 700 bps), 9.044%, 11-28-22 (D)	$ 31,689	$ 30,977
TRLG Intermediate Holdings LLC, 10.000%, 10-27-22 (C)(D)	26,250	24,675
		55,652
Department Stores – 0.2%		
Belk, Inc. (ICE LIBOR plus 475 bps), 6.803%, 12-10-22	12,918	9,365
Housewares & Specialties – 0.4%		
KIK Custom Products, Inc. (ICE LIBOR plus 400 bps), 6.256%, 5-15-23	22,374	21,174
Leisure Facilities – 0.3%		
United PF Holdings LLC (ICE LIBOR plus 450 bps):		
0.000%, 6-14-26 (N)	1,707	1,699
6.544%, 6-14-26	15,018	14,943
		16,642
Restaurants – 0.6%		
CEC Entertainment, Inc. (ICE LIBOR plus 650 bps), 8.544%, 8-30-26	22,805	22,292
NPC International, Inc. (ICE LIBOR plus 750 bps), 9.544%, 4-18-25	22,640	6,452
		28,744
Specialized Consumer Services – 0.3%		
Asurion LLC (ICE LIBOR plus 600 bps), 8.544%, 8-4-25	11,666	11,847
Specialty Stores – 1.1%		
Jo-Ann Stores, Inc. (ICE LIBOR plus 500 bps):		
7.046%, 10-16-23	631	431
7.259%, 10-16-23	16,659	11,369
Jo-Ann Stores, Inc. (ICE LIBOR plus 925 bps), 11.511%, 5-21-24	24,512	7,599
Staples, Inc. (ICE LIBOR plus 500 bps), 7.123%, 4-12-26	34,329	33,821
		53,220
Textiles – 0.5%		
SIWF Holdings, Inc. (ICE LIBOR plus 425 bps), 6.304%, 6-15-25	25,154	24,714
Total Consumer Discretionary – 4.5%		221,358

LOANS(M) (Continued)	Principal	Value
Energy		
Coal & Consumable Fuels – 0.8%		
Foresight Energy LLC (ICE LIBOR plus 725 bps), 7.874%, 3-28-22	$ 41,864	$ 22,188
Westmoreland Coal Co. (ICE LIBOR plus 650 bps), 10.389%, 3-15-22	4,895	4,895
Westmoreland Mining Holdings LLC (15.000% Cash or 15.000% PIK), 15.000%, 3-15-29 (I)	13,331	9,799
		36,882
Oil & Gas Drilling – 0.0%		
KCA Deutag U.S. Finance LLC (ICE LIBOR plus 675 bps), 8.794%, 2-28-23	433	269
Oil & Gas Equipment & Services – 0.2%		
Larchmont Resources LLC (9.140% Cash or 9.140% PIK), 9.140%, 8-7-20 (C)(D)(I)	13,792	12,689
Oil & Gas Exploration & Production – 0.5%		
California Resources Corp. (ICE LIBOR plus 1,037.50 bps), 12.419%, 12-31-21	15,000	13,022
California Resources Corp. (ICE LIBOR plus 475 bps), 6.794%, 12-31-22	11,612	10,286
		23,308
Oil & Gas Storage & Transportation – 1.6%		
Bowie Resources Holdings LLC (ICE LIBOR plus 1,075 bps), 12.874%, 2-16-21	15,494	14,539
Bowie Resources Holdings LLC (ICE LIBOR plus 575 bps), 7.874%, 8-12-20	27,321	26,638
EPIC Crude Services L.P. (ICE LIBOR plus 500 bps), 7.040%, 3-1-26	34,400	32,551
Lower Cadence Holdings LLC (ICE LIBOR plus 400 bps), 6.054%, 5-8-26	3,802	3,700
		77,428
Total Energy – 3.1%		150,576
Financials		
Asset Management & Custody Banks – 0.5%		
Edelman Financial Holdings II, Inc. (ICE LIBOR plus 675 bps), 8.807%, 7-20-26	24,780	24,718
Financial Exchanges & Data – 0.4%		
Hudson River Trading LLC (3-Month U.S. LIBOR plus 350 bps), 5.544%, 4-3-25	20,231	20,223

SEPTEMBER 30, 2019 (UNAUDITED)

LOANS(M) (Continued)	Principal	Value
Insurance Brokers – 0.3%		
NFP Corp. (ICE LIBOR plus 300 bps), 5.044%, 1-8-24	$ 15,569	$ 15,287
Investment Banking & Brokerage – 0.4%		
Jane Street Group LLC (ICE LIBOR plus 300 bps), 5.044%, 8-25-22	20,722	20,644
Other Diversified Financial Services – 0.0%		
New Cotai LLC, 0.000%, 7-20-20 (N)	764	764
New Cotai LLC (U.S. Prime Rate plus 25 bps), 5.250%, 7-20-20	472	472
		1,236
Property & Casualty Insurance – 0.8%		
Amynta Agency Borrower, Inc. (ICE LIBOR plus 400 bps), 6.544%, 2-28-25	37,328	36,177
Specialized Finance – 0.8%		
Amynta Agency Borrower, Inc. (ICE LIBOR plus 850 bps), 10.544%, 2-28-26	12,493	12,571
Gulf Finance LLC (ICE LIBOR plus 525 bps), 7.360%, 8-25-23	31,182	23,562
		36,133
Total Financials – 3.2%		154,418
Health Care		
Health Care Equipment – 0.1%		
LifeScan Global Corp. (3-Month ICE LIBOR plus 950 bps), 12.160%, 10-1-25	3,873	3,357
Health Care Facilities – 1.3%		
Gentiva Health Services, Inc. (3-Month ICE LIBOR plus 375 bps), 5.813%, 7-2-25	25,066	25,192
Regional Care Hospital Partners Holdings, Inc. (ICE LIBOR plus 450 bps), 6.554%, 11-16-25	38,327	38,333
		63,525
Health Care Services – 1.7%		
Heartland Dental LLC, 0.000%, 4-30-25 (N)	547	535
Heartland Dental LLC (ICE LIBOR plus 375 bps), 5.794%, 4-30-25	24,391	23,842

LOANS(M) (Continued)	Principal	Value
Health Care Services (Continued)		
U.S. Renal Care, Inc. (3-Month ICE LIBOR plus 500 bps), 7.063%, 6-14-26	$60,958	$ 57,453
		81,830
Health Care Technology – 1.1%		
Verscend Holding Corp. (ICE LIBOR plus 450 bps), 6.544%, 8-27-25	54,618	54,755
Pharmaceuticals – 0.1%		
Concordia International Corp. (ICE LIBOR plus 550 bps), 7.528%, 9-6-24	7,051	6,633
Total Health Care – 4.3%		210,100
Industrials		
Building Products – 0.4%		
Hampton Rubber Co. & SEI Holding Corp. (ICE LIBOR plus 800 bps), 10.044%, 3-27-22	19,651	19,258
Construction & Engineering – 0.8%		
McDermott Technology (Americas), Inc. (ICE LIBOR plus 500 bps), 7.104%, 5-10-25	33,921	21,328
Tensar International Corp. (ICE LIBOR plus 850 bps), 10.604%, 7-10-22	18,232	16,227
		37,555
Industrial Conglomerates – 0.8%		
PAE Holding Corp. (ICE LIBOR plus 550 bps), 7.604%, 10-20-22	32,994	32,994
PAE Holding Corp. (ICE LIBOR plus 950 bps), 11.604%, 10-20-23	6,112	5,990
		38,984
Industrial Machinery – 1.7%		
Dynacast International LLC (ICE LIBOR plus 850 bps), 10.604%, 1-30-23 (D)	75,652	73,004
Form Technologies LLC (ICE LIBOR plus 325 bps), 5.354%, 1-28-22	9,240	8,859
		81,863
Total Industrials – 3.7%		177,660
Information Technology		
Application Software – 0.3%		
Applied Systems, Inc. (ICE LIBOR plus 700 bps), 9.104%, 9-19-25	12,484	12,583
Kronos Acquisition Holdings, Inc. (ICE LIBOR plus 700 bps), 9.256%, 5-15-23 (D)	3,054	3,023
		15,606

LOANS(M) (Continued)	Principal	Value
Communications Equipment – 0.4%		
MLN U.S. Holdco LLC (ICE LIBOR plus 450 bps), 6.612%, 11-30-25	$ 11,525	$ 10,660
MLN U.S. Holdco LLC (ICE LIBOR plus 875 bps), 10.862%, 11-30-26	10,963	9,282
		19,942
Data Processing & Outsourced Services – 0.6%		
Commerce Hub, Inc. (ICE LIBOR plus 375 bps), 5.544%, 5-21-25	19,106	18,795
Cyxtera DC Holdings, Inc. (ICE LIBOR plus 300 bps), 9.300%, 5-1-25	14,224	11,581
Cyxtera DC Holdings, Inc. (ICE LIBOR plus 325 bps), 5.040%, 5-1-24	1,521	1,367
		31,743
Total Information Technology – 1.3%		67,291
Materials		
Construction Materials – 0.5%		
Hillman Group, Inc. (The) (ICE LIBOR plus 350 bps), 6.044%, 5-31-25	26,006	25,197
Total Materials—0.5%		25,197
TOTAL LOANS – 23.2%		$1,130,962
(Cost: $1,251,791)		
SHORT-TERM SECURITIES		
Commercial Paper(O) – 2.5%		
Clorox Co. (The), 2.266%, 10-1-19	8,907	8,907
Diageo Capital plc (GTD by Diageo plc):		
2.151%, 10-3-19	10,000	9,998
2.201%, 10-4-19	16,000	15,996
2.151%, 10-7-19	5,500	5,497
DTE Gas Co., 2.194%, 10-3-19	22,000	21,996
General Mills, Inc., 2.260%, 10-15-19	5,000	4,995
International Paper Co., 2.402%, 10-2-19	15,000	14,998
Kroger Co. (The), 2.151%, 10-7-19	5,000	4,998
Mondelez International, Inc., 2.214%, 10-9-19	5,000	4,997
Sysco Corp., 2.180%, 10-1-19	5,259	5,259
UnitedHealth Group, Inc., 2.020%, 10-16-19	5,000	4,995
Walgreens Boots Alliance, Inc., 2.270%, 10-29-19	19,000	18,965
		121,601

SEPTEMBER 30, 2019 (UNAUDITED)

SHORT-TERM SECURITIES (Continued)	Principal	Value
Master Note – 0.3%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 2.170%, 10-7-19 (P)	$12,667	$12,667
Money Market Funds – 0.4%		
Dreyfus Institutional Preferred Government Money Market Fund – Institutional Shares, 1.900%, (Q)(R)	21,133	21,133

	Value
TOTAL SHORT-TERM SECURITIES – 3.2%	$ 155,401
(Cost: $155,410)	
TOTAL INVESTMENT SECURITIES – 98.2%	$4,773,498
(Cost: $5,121,578)	
CASH AND OTHER ASSETS, NET OF LIABILITIES(S) – 1.8%	85,519
NET ASSETS – 100.0%	$4,859,017

Notes to Schedule of Investments

*Not shown due to rounding.

(A)No dividends were paid during the preceding 12 months.

(B)Listed on an exchange outside the United States.

(C)Deemed to be an affiliate due to the Fund owning at least 5% of the voting securities.

(D)Securities whose value was determined using significant unobservable inputs.

(E)Restricted securities. At September 30, 2019, the Fund owned the following restricted securities:

Security	Acquisition Date(s)	Shares	Cost	Market Value
BIS Industries Ltd.	12-22-17	19,683	$ 1,852	$ 785
Larchmont Resources LLC	12-8-16	18	6,190	4,585
Maritime Finance Co. Ltd.	9-19-13	1,750	27,370	14,222
New Cotai Participation Corp., Class B	4-12-13	—*	810	—
Sabine Oil & Gas Corp.	12-7-16	5	232	283
Pinnacle Agriculture Enterprises LLC	3-10-17	49,044	22,291	2,044
Targa Resources Corp., 9.500%	10-24-17	47	52,454	50,717
Sabine Oil & Gas Corp., expires 12-29-29	12-7-16	20	145	246
			$111,344	$72,882

The total value of these securities represented 1.5% of net assets at September 30, 2019.

(F)All or a portion of securities with an aggregate value of $26,090 are on loan.

(G)Warrants entitle the Fund to purchase a predetermined number of shares of common stock and are non-income producing. The purchase price and number of shares are subject to adjustment under certain conditions until the expiration date, if any.

(H)Securities were purchased pursuant to an exemption from registration available under Rule 144A under the Securities Act of 1933 and may only be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2019 the total value of these securities amounted to $2,861,895 or 58.9% of net assets.

(I)Payment-in-kind bond which may pay interest in additional par and/or in cash. Rates shown are the current rate and possible payment rates.

(J)Step bond that pays an initial coupon rate for the first period and then a higher or lower coupon rate for the following periods. Interest rate disclosed is that which is in effect at September 30, 2019.

(K)Zero coupon bond.

(L)Non-income producing as the issuer has either missed its most recent interest payment or declared bankruptcy.

(M)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2019. Description of the reference rate and spread, if applicable, are included in the security description.

(N)All or a portion of this position has not settled. Full contract rates do not take effect until settlement date.

SEPTEMBER 30, 2019 (UNAUDITED)

(O) Rate shown is the yield to maturity at September 30, 2019.

(P) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2019. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

(Q) Investment made with cash collateral received from securities on loan.

(R) Rate shown is the annualized 7-day yield at September 30, 2019.

(S) Cash of $90 has been pledged as collateral on OTC forward foreign currency contracts.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2019. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Consumer Discretionary	$130,248	$ —	$ —*
Consumer Staples	—	—	—*
Energy	862	2,649	4,868
Financials	—	—	14,222
Health Care	3,565	—	—
Industrials	—	—	785
Total Common Stocks	$134,675	$ 2,649	$ 19,875
Preferred Stocks	—	50,717	2,044
Warrants	—	—	251
Corporate Debt Securities	—	3,276,924	—*
Loans	—	986,015	144,947
Short-Term Securities	21,133	134,268	—
Total	$155,808	$4,450,573	$ 167,117

The following table is a reconciliation of Level 3 investments for which significant unobservable inputs were used to determine fair value:

	Common Stocks	Preferred Stocks	Warrants	Corporate Debt	Loans
Beginning Balance 4-1-19	$29,298	$ 9,991	$ —	$ —*	$305,037
Net realized gain (loss)	—	—	—	—	130
Net change in unrealized appreciation (depreciation)	(4,888)	(7,947)	152	—	(39)
Purchases	—	—	—	—	—
Sales	(2.037)	—	—	—	(32,511)
Amortization/Accretion of premium/discount	—	—	—	—	503
Transfers into Level 3 during the period	151	—	99	—	25,442
Transfers out of Level 3 during the period	(2,649)	—	—	—	(153,615)
Ending Balance 9-30-19	$ 19,875	$2,044	$251	$ —*	$ 144,947
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 9-30-19	$ (4,888)	$(7,947)	$152	$ —	$ (160)

Transfers from Level 2 to Level 3 occurred primarily due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred primarily due to the increased availability of observable market data due to increased market activity or information.

Information about Level 3 fair value measurements:

	Fair Value at 9-30-19	Valuation Technique(s)	Unobservable Input(s)	Input value(s)
Assets				
Common Stocks	785	Market comparable approach	Adjusted EBITDA multiple	5.67x and 9.82x
	4,868	Third-party valuation service	Broker quotes	N/A
	14,222	Net Asset approach	Adjusted book value multiple	1.00x
Preferred Stocks	2,044	Market comparable approach	Adjusted EBITDA multiple	9.82x
		Option Pricing Model	Volatility	9.88%
			Illiquidity discount	10%
Warrants	251	Third-party valuation service	Broker quotes	N/A
Corporate Debt	—*	Cost approach	Cost of position	0
Loans	144,947	Third-party valuation service	Broker quotes	N/A

Significant increases (decreases) in the adjusted EBITDA multiple inputs as of the reporting date would result in a higher (lower) fair value measurement. However, significant increases (decreases) in the illiquidity discount input as of the reporting date would result in a lower (higher) fair value measurement.

The following acronyms are used throughout this schedule:

GTD = Guaranteed
ICE = Intercontinental Exchange
LIBOR = London Interbank Offered Rate
PIK = Payment in Kind
OTC = Over the Counter

PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF SEPTEMBER 30, 2019 (UNAUDITED)

Asset Allocation

Stocks	91.1%
Consumer Discretionary	15.1%
Health Care	12.4%
Industrials	12.1%
Financials	11.3%
Consumer Staples	10.7%
Energy	10.4%
Materials	6.5%
Information Technology	6.0%
Communication Services	4.2%
Real Estate	1.4%
Utilities	1.0%
Liabilities (Net of Cash and Other Assets), and Cash Equivalents+	8.9%

Country Weightings

Europe	**58.8%**
United Kingdom	13.4%
Germany	11.7%
France	9.9%
Switzerland	7.8%
Netherlands	4.5%
Other Europe	11.5%
Pacific Basin	**24.9%**
Japan	13.7%
China	5.9%
Other Pacific Basin	5.3%
North America	**6.8%**
Canada	4.2%
Other North America	2.6%
South America	**0.6%**
Liabilities (Net of Cash and Other Assets), and Cash Equivalents+	8.9%

Top 10 Equity Holdings

Company	Country	Sector	Industry
Nestle S.A., Registered Shares	Switzerland	Consumer Staples	Packaged Foods & Meats
Total S.A.	France	Energy	Integrated Oil & Gas
Airbus SE	France	Industrials	Aerospace & Defense
Tokio Marine Holdings, Inc.	Japan	Financials	Property & Casualty Insurance
Subaru Corp.	Japan	Consumer Discretionary	Automobile Manufacturers
SAP AG	Germany	Information Technology	Application Software
DNB ASA	Norway	Financials	Diversified Banks
Orange S.A.	France	Communication Services	Integrated Telecommunication Services
Zozo, Inc.	Japan	Consumer Discretionary	Internet & Direct Marketing Retail
Merck KGaA	Germany	Health Care	Pharmaceuticals

See your advisor or www.ivyinvestments.com for more information on the Fund's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

SCHEDULE OF INVESTMENTS IVY INTERNATIONAL CORE EQUITY FUND *(in thousands)*

SEPTEMBER 30, 2019 (UNAUDITED)

COMMON STOCKS	Shares	Value
Australia		
Materials – 2.6%		
BHP Group plc	1,749	$ 37,353
BHP Group plc ADR	585	25,079
Newcrest Mining Ltd.	2,742	63,277
		125,709
Total Australia – 2.6%		125,709
Brazil		
Consumer Staples – 0.6%		
BRF S.A. (A)	1,992	18,343
BRF S.A. ADR (A)	791	7,243
		25,586
Total Brazil – 0.6%		25,586
Canada		
Consumer Discretionary – 0.6%		
Dollarama, Inc.	770	27,569
Energy – 3.6%		
Canadian Natural Resources Ltd.	2,127	56,608
Seven Generations Energy Ltd., Class A (A)	7,250	46,078
Suncor Energy, Inc.	2,136	67,371
		170,057
Total Canada – 4.2%		197,626
China		
Consumer Discretionary – 2.6%		
Alibaba Group Holding Ltd. ADR (A)(B)	315	52,629
Gree Electric Appliances, Inc. of Zhuhai, A Shares	3,266	26,235
Huayu Automotive Systems Co. Ltd., A Shares	12,978	42,768
		121,632
Consumer Staples – 0.5%		
Wens Foodstuffs Group Co. Ltd., Class A (A)	4,977	25,932
Financials – 1.3%		
China Construction Bank Corp.	80,086	61,022
Health Care – 1.0%		
Yunnan Baiyao Group Co. Ltd., A Shares	4,392	46,828
Industrials – 0.5%		
Han’s Laser Technology Industry Group Co. Ltd., A Shares	5,080	25,313
Total China – 5.9%		280,727

COMMON STOCKS (Continued)	Shares	Value
Denmark		
Industrials – 0.4%		
A.P. Moller – Maersk A/S	13	$ 14,369
A.P. Moller – Maersk A/S, Class A	3	3,520
		17,889
Total Denmark – 0.4%		17,889
Finland		
Information Technology – 1.2%		
Nokia Corp., Series A ADR (C)	5,219	26,408
Nokia OYJ	5,479	27,670
		54,078
Total Finland – 1.2%		54,078
France		
Communication Services – 1.8%		
Orange S.A.	5,434	85,057
Consumer Staples – 1.7%		
Danone S.A.	894	78,752
Energy – 2.7%		
Total S.A.	2,445	127,288
Industrials – 3.7%		
Airbus SE	810	105,126
Schneider Electric S.A.	743	65,012
		170,138
Total France – 9.9%		461,235
Germany		
Consumer Discretionary – 1.2%		
Continental AG	446	57,240
Consumer Staples – 0.8%		
Beiersdorf Aktiengesellschaft	308	36,366
Financials – 0.6%		
Commerzbank AG (C)	4,826	27,939
Health Care – 4.6%		
Bayer AG	1,102	77,632
Fresenius Medical Care AG & Co. KGaA	876	58,875
Merck KGaA	700	78,869
		215,376
Information Technology – 2.1%		
SAP AG	842	99,061
Real Estate – 1.4%		
Deutsche Wohnen AG	1,777	64,878
Utilities – 1.0%		
E.ON AG	4,877	47,416
Total Germany – 11.7%		548,276

COMMON STOCKS (Continued)	Shares	Value
Hong Kong		
Financials – 1.5%		
Hong Kong Exchanges and Clearing Ltd. (C)	2,400	$ 70,356
Total Hong Kong – 1.5%		70,356
Ireland		
Materials – 1.5%		
CRH plc	1,983	68,010
Total Ireland – 1.5%		68,010
Italy		
Financials – 1.5%		
UniCredit S.p.A.	5,927	69,857
Total Italy – 1.5%		69,857
Japan		
Consumer Discretionary – 6.6%		
Isuzu Motors Ltd.	5,502	60,950
Subaru Corp.	3,603	101,885
Suzuki Motor Corp.	1,553	66,148
Zozo, Inc. (C)	3,569	82,679
		311,662
Consumer Staples – 1.5%		
Seven & i Holdings Co. Ltd.	1,811	69,388
Energy – 1.1%		
Inpex Corp.	5,925	54,605
Financials – 3.0%		
ORIX Corp.	2,587	38,691
Tokio Marine Holdings, Inc.	1,929	103,475
		142,166
Industrials – 1.5%		
SMC Corp.	164	70,694
Total Japan – 13.7%		648,515
Luxembourg		
Energy – 1.0%		
Tenaris S.A.	2,301	24,405
Tenaris S.A. ADR (C)	1,063	22,515
		46,920
Total Luxembourg – 1.0%		46,920
Netherlands		
Consumer Discretionary – 1.0%		
Prosus N.V. (A)	643	47,215
Health Care – 1.0%		
Qiagen N.V. (A)	1,494	49,095

SCHEDULE OF INVESTMENTS IVY INTERNATIONAL CORE EQUITY FUND *(in thousands)*

SEPTEMBER 30, 2019 (UNAUDITED)

COMMON STOCKS (Continued)	Shares	Value
Industrials – 2.5%		
Koninklijke Philips Electronics N.V., Ordinary Shares	1,227	$ 56,690
Randstad Holding N.V. (C)	1,201	58,966
		115,656
Total Netherlands – 4.5%		211,966
Norway		
Communication Services – 1.1%		
Telenor ASA	2,599	52,137
Consumer Staples – 0.3%		
Mowi ASA	717	16,569
Financials – 1.8%		
DNB ASA	4,836	85,248
Total Norway – 3.2%		153,954
South Korea		
Information Technology – 1.2%		
Samsung Electronics Co. Ltd.	1,412	57,826
Total South Korea – 1.2%		57,826
Spain		
Consumer Discretionary – 1.1%		
Industria de Diseno Textil S.A.	1,679	51,973
Total Spain–1.1%		51,973
Sweden		
Financials – 1.6%		
Swedbank AB	5,055	72,795
Total Sweden – 1.6%		72,795
Switzerland		
Consumer Staples – 2.8%		
Nestle S.A., Registered Shares	1,217	131,997
Health Care – 2.6%		
Alcon, Inc. (A)	636	37,116
Novartis AG ADR (A)(C)	249	14,519
Roche Holdings AG, Genusscheine	238	69,326
		120,961
Industrials – 1.5%		
Ferguson plc	974	71,086
Materials – 0.9%		
Glencore International plc	14,327	43,174
Total Switzerland–7.8%		367,218

COMMON STOCKS (Continued)	Shares	Value
United Kingdom		
Communication Services – 1.3%		
BT Group plc	27,546	$ 60,419
Consumer Discretionary – 0.9%		
Whitbread plc	797	42,053
Consumer Staples – 2.5%		
British American Tobacco plc	1,855	68,499
Imperial Tobacco Group plc	2,278	51,154
		119,653
Energy – 2.0%		
BP plc	7,150	45,265
BP plc ADR	620	23,551
TechnipFMC plc (A)	923	22,284
		91,100
Health Care – 3.2%		
AstraZeneca plc	330	29,460
AstraZeneca plc ADR	691	30,817
GlaxoSmithKline plc	3,192	68,409
GlaxoSmithKline plc ADR	568	24,225
		152,911
Industrials – 2.0%		
Babcock International Group plc	6,443	44,188
BAE Systems plc	7,519	52,660
		96,848
Information Technology – 1.5%		
Amdocs Ltd.	1,099	72,649
Total United Kingdom–13.4%		635,633
United States		
Consumer Discretionary – 1.1%		
Booking Holdings, Inc. (A)	25	49,950
Total United States – 1.1%		49,950
TOTAL COMMON STOCKS – 89.6%		4,216,099
(Cost: $4,290,346)		
INVESTMENT FUNDS		
United States – 1.5%		
SPDR Gold Trust (A)	498	69,176
TOTAL INVESTMENT FUNDS – 1.5%		69,176
(Cost: $61,080)		
SHORT-TERM SECURITIES	Principal	
Commercial Paper (D) – 4.8%		
Anheuser-Busch InBev Worldwide, Inc. (GTD by AB INBEV/BBR/COB) 2.204%, 10-8-19	$ 3,522	3,520

SHORT-TERM SECURITIES (Continued)	Principal	Value
Commercial Paper (Continued)		
Clorox Co. (The):		
2.260%, 10-25-19	$ 8,700	$ 8,686
2.280%, 11-1-19	1,650	1,647
Diageo Capital plc (GTD by Diageo plc):		
2.201%, 10-4-19	15,070	15,066
2.151%, 10-7-19	15,000	14,993
DTE Energy Co. (GTD by Detroit Edison Co.)		
2.182%, 10-1-19	5,063	5,063
DTE Gas Co.		
2.194%, 10-3-19	16,036	16,033
Florida Power & Light Co.		
2.112%, 10-7-19	12,000	11,995
General Mills, Inc.		
2.183%, 10-2-19	10,000	9,999
Harley-Davidson Financial Services (GTD by Harley-Davidson Credit Corp.)		
2.303%, 10-7-19	15,000	14,993
International Paper Co.		
2.202%, 10-8-19	15,000	14,992
J.M. Smucker Co. (The):		
2.151%, 10-3-19	10,000	9,998
2.152%, 10-7-19	10,000	9,995
Malayan Banking Berhad (GTD by Wells Fargo Bank N.A.)		
2.060%, 10-22-19	15,000	14,981
McCormick & Co., Inc.:		
2.131%, 10-4-19	5,000	4,999
2.430%, 10-11-19	10,000	9,992
Mondelez International, Inc.:		
2.203%, 10-1-19	5,000	5,000
2.252%, 10-4-19	5,500	5,499
2.214%, 10-9-19	5,000	4,997
UnitedHealth Group, Inc.:		
2.141%, 10-2-19	1,982	1,982
2.252%, 10-4-19	15,000	14,996
2.020%, 10-16-19	5,820	5,814
2.030%, 10-17-19	15,000	14,985
Walt Disney Co. (The)		
2.153%, 10-8-19	4,540	4,538
		224,763
Master Note – 0.0%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps) 2.170%, 10-7-19(E)	638	638
Money Market Funds – 1.8%		
Dreyfus Institutional Preferred Government Money Market Fund – Institutional Shares 1.900%, (F)(G)	82,796	82,796
Municipal Obligations – 0.3%		
CO Hsng and Fin Auth, Multifam Hsng Rev Bonds (Greentree Vlg Apts Proj), Ser 2007 (GTD by U.S. Bank N.A.) (BVAL plus 24 bps) 1.580%, 10-7-19 (E)	4,500	4,500

SCHEDULE OF INVESTMENTS IVY INTERNATIONAL CORE EQUITY FUND *(in thousands)*

SEPTEMBER 30, 2019 (UNAUDITED)

SHORT-TERM SECURITIES (Continued)	Principal	Value
Municipal Obligations (Continued)		
Trap Rock Industries, Inc., Var Demand Bonds, Ser 2005 (GTD by Wachovia Bank N.A.) (1-Week U.S. LIBOR plus 10 bps) 2.100%, 10-7-19 (E)	$ 6,285	$ 6,285
University of California (1-Month U.S. LIBOR plus 8 bps) 2.070%, 10-7-19 (E)	2,995	2,995
		13,780
United States Government Agency Obligations – 2.2%		
Overseas Private Investment Corp. (GTD by U.S. Government) (3-Month U.S. TB Rate):		
2.200%, 10-7-19 (E)	74,939	74,939
2.230%, 10-7-19 (E)	17,200	17,200
2.220%, 10-7-19 (E)	9,991	9,991
		102,130
TOTAL SHORT-TERM SECURITIES – 9.1%		$424,107
(Cost: $424,124)		

	Value
TOTAL INVESTMENT SECURITIES – 100.2%	$4,709,382
(Cost: $4,775,550)	
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.2)%	(9,531)
NET ASSETS – 100.0%	$4,699,851

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)All or a portion of securities with an aggregate value of $25,377 are held in collateralized accounts for OTC foreign forward currency contracts collateral.

(C)All or a portion of securities with an aggregate value of $157,924 are on loan.

(D)Rate shown is the yield to maturity at September 30, 2019.

(E)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2019. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

(F)Rate shown is the annualized 7-day yield at September 30, 2019.

(G)Investment made with cash collateral received from securities on loan.

The following forward foreign currency contracts were outstanding at September 30, 2019:

	Currency to be Delivered		Currency to be Received	Settlement Date	Counterparty	Unrealized Appreciation	Unrealized Depreciation
U.S. Dollar	446,594	Japanese Yen	48,034,764	10–4–19	Deutsche Bank AG	$ —	$2,276
Chinese Yuan Renminbi Offshore	1,312,078	U.S. Dollar	184,329	10–16–19	Deutsche Bank AG	637	—
Chinese Yuan Renminbi Offshore	1,442,677	U.S. Dollar	202,912	11–15–19	Deutsche Bank AG	1,103	—
						$1,740	$2,276

SEPTEMBER 30, 2019 (UNAUDITED)

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2019. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Communication Services	$ —	$ 197,613	$—
Consumer Discretionary	177,363	531,931	—
Consumer Staples	25,586	478,657	—
Energy	238,407	251,563	—
Financials	—	529,383	—
Health Care	96,698	488,473	—
Industrials	—	567,624	—
Information Technology	99,057	184,557	—
Materials	25,079	211,814	—
Real Estate	—	64,878	—
Utilities	—	47,416	—
Total Common Stocks	$662,190	$3,553,909	$—
Investment Funds	69,176	—	—
Short-Term Securities	82,796	341,311	—
Total	$ 814,162	$3,895,220	$—
Forward Foreign Currency Contracts	$ —	$ 1,740	$—
Liabilities			
Forward Foreign Currency Contracts	$ —	$ 2,276	$—

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
BVAL = Bloomberg Valuation Municipal AAA Benchmark
GTD = Guaranteed
LIBOR = London Interbank Offered Rate
OTC = Over the Counter
TB = Treasury Bill

Market Sector Diversification

(as a % of net assets)

Consumer Discretionary	15.1%
Health Care	12.4%
Industrials	12.1%
Financials	11.3%
Consumer Staples	10.7%
Energy	10.4%
Materials	6.5%
Information Technology	6.0%
Communication Services	4.2%
Real Estate	1.4%
Utilities	1.0%
Other+	8.9%

+Includes liabilities (net of cash and other assets), and cash equivalents

See Accompanying Notes to Financial Statements.

ALL DATA IS AS OF SEPTEMBER 30, 2019 (UNAUDITED)

Asset Allocation

Stocks	98.8%
Information Technology	36.1%
Consumer Discretionary	17.3%
Communication Services	12.5%
Industrials	12.2%
Health Care	11.8%
Financials	4.0%
Real Estate	2.8%
Consumer Staples	2.1%
Liabilities (Net of Cash and Other Assets), and Cash Equivalents+	1.2%

Top 10 Equity Holdings

Company	Sector	Industry
Microsoft Corp.	Information Technology	Systems Software
Apple, Inc.	Information Technology	Technology Hardware, Storage & Peripherals
Alphabet, Inc., Class A	Communication Services	Interactive Media & Services
Visa, Inc., Class A	Information Technology	Data Processing & Outsourced Services
Amazon.com, Inc.	Consumer Discretionary	Internet & Direct Marketing Retail
Verisk Analytics, Inc., Class A	Industrials	Research & Consulting Services
Facebook, Inc., Class A	Communication Services	Interactive Media & Services
Zoetis, Inc.	Health Care	Pharmaceuticals
Booking Holdings, Inc.	Consumer Discretionary	Internet & Direct Marketing Retail
NIKE, Inc., Class B	Consumer Discretionary	Footwear

See your advisor or www.ivyinvestments.com for more information on the Fund's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

SCHEDULE OF INVESTMENTS IVY LARGE CAP GROWTH FUND *(in thousands)*

SEPTEMBER 30, 2019 (UNAUDITED)

COMMON STOCKS	Shares	Value
Communication Services		
Cable & Satellite – 0.8%		
Comcast Corp., Class A	755	$ 34,018
Interactive Home Entertainment – 1.5%		
Electronic Arts, Inc. (A)	666	65,099
Interactive Media & Services – 9.0%		
Alphabet, Inc., Class A (A)	181	220,631
Alphabet, Inc., Class C (A)	40	48,503
Facebook, Inc., Class A (A)	774	137,905
		407,039
Movies & Entertainment – 1.2%		
Walt Disney Co. (The)	425	55,373
Total Communication Services – 12.5%		561,529
Consumer Discretionary		
Apparel, Accessories & Luxury Goods – 2.7%		
V.F. Corp.	1,376	122,415
Automobile Manufacturers – 1.9%		
Ferrari N.V.	551	84,975
Footwear – 2.8%		
NIKE, Inc., Class B	1,322	124,163
Home Improvement Retail – 2.5%		
Home Depot, Inc. (The)	495	114,898
Internet & Direct Marketing Retail – 7.4%		
Amazon.com, Inc. (A)	119	205,763
Booking Holdings, Inc. (A)	65	127,738
		333,501
Total Consumer Discretionary – 17.3%		779,952
Consumer Staples		
Personal Products – 2.1%		
Estee Lauder Co., Inc. (The), Class A	466	92,714
Total Consumer Staples – 2.1%		92,714
Financials		
Financial Exchanges & Data – 4.0%		
CME Group, Inc.	528	111,640
S&P Global, Inc.	282	69,098
		180,738
Total Financials – 4.0%		180,738
Health Care		
Health Care Equipment – 3.7%		
Danaher Corp.	714	103,076
Intuitive Surgical, Inc. (A)	121	65,251
		168,327
Health Care Technology – 2.2%		
Cerner Corp.	1,432	97,588

COMMON STOCKS (Continued)	Shares	Value
Life Sciences Tools & Services – 1.1%		
Illumina, Inc. (A)	172	$ 52,204
Managed Health Care – 1.5%		
UnitedHealth Group, Inc.	305	66,261
Pharmaceuticals – 3.3%		
Pfizer, Inc.	310	11,123
Zoetis, Inc.	1,106	137,838
		148,961
Total Health Care – 11.8%		533,341
Industrials		
Aerospace & Defense – 3.2%		
Boeing Co. (The)	171	64,908
Northrop Grumman Corp.	210	78,856
		143,764
Construction Machinery & Heavy Trucks – 0.8%		
Caterpillar, Inc.	286	36,175
Industrial Machinery – 0.7%		
Stanley Black & Decker, Inc.	221	31,929
Railroads – 1.1%		
Union Pacific Corp.	296	47,993
Research & Consulting Services – 5.4%		
CoStar Group, Inc. (A)	166	98,620
Verisk Analytics, Inc., Class A	902	142,666
		241,286
Trucking – 1.0%		
J.B. Hunt Transport Services, Inc.	430	47,592
Total Industrials – 12.2%		548,739
Information Technology		
Application Software – 6.4%		
Adobe, Inc. (A)	391	108,062
Intuit, Inc.	366	97,440
NVIDIA Corp.	462	80,490
		285,992
Communications Equipment – 2.3%		
Motorola, Inc.	599	102,098
Data Processing & Outsourced Services – 11.9%		
Broadridge Financial Solutions, Inc.	519	64,616
FleetCor Technologies, Inc. (A)	214	61,261
MasterCard, Inc., Class A	410	111,233
PayPal, Inc. (A)	863	89,430
Visa, Inc., Class A	1,228	211,195
		537,735
Internet Services & Infrastructure – 1.1%		
VeriSign, Inc. (A)	274	51,704
IT Consulting & Other Services – 0.6%		
Garter, Inc., Class A (A)	189	27,033

COMMON STOCKS (Continued)	Shares	Value
Systems Software – 8.7%		
Microsoft Corp.	2,824	$ 392,688
Technology Hardware, Storage & Peripherals – 5.1%		
Apple, Inc.	1,019	228,254
Total Information Technology – 36.1%		1,625,504
Real Estate		
Specialized REITs – 2.8%		
American Tower Corp., Class A	277	61,275
Equinix, Inc.	113	65,121
		126,396
Total Real Estate – 2.8%		126,396
TOTAL COMMON STOCKS – 98.8%		$ 4,448,913
(Cost: $2,539,043)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper (B) – 1.1%		
DTE Gas Co., 2.194%, 10-3-19	$ 5,000	4,999
General Mills, Inc., 2.183%, 10-2-19	10,000	9,999
International Paper Co., 2.310%, 10-11-19	5,000	4,997
J.M. Smucker Co. (The):		
2.150%, 10-1-19	5,661	5,660
2.152%, 10-7-19	5,000	4,998
Mondelez International, Inc.:		
2.252%, 10-4-19	7,000	6,998
2.214%, 10-9-19	5,000	4,997
UnitedHealth Group, Inc., 2.252%, 10-4-19	3,000	2,999
Wisconsin Electric Power Co., 2.100%, 10-1-19	5,000	5,000
		50,647
Master Note – 0.1%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 2.170%, 10-7-19 (C)	4,667	4,667
Notes – 0.1%		
Osprey Properties Ltd. (1-Month U.S. LIBOR), 2.100%, 10-1-19 (C)	3,000	3,000
TOTAL SHORT-TERM SECURITIES – 1.3%		$ 58,314
(Cost: $58,318)		
TOTAL INVESTMENT SECURITIES – 100.1%		$4,507,227
(Cost: $2,597,361)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.1)%		(3,010)
NET ASSETS – 100.0%		$ 4,504,217

SEPTEMBER 30, 2019 (UNAUDITED)

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Rate shown is the yield to maturity at September 30, 2019.

(C) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2019. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2019. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$4,448,913	$ —	$ —
Short-Term Securities	—	58,314	—
Total	$4,448,913	$58,314	$ —

The following acronyms are used throughout this schedule:

LIBOR = London Interbank Offered Rate
REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.

PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF SEPTEMBER 30, 2019 (UNAUDITED)

Asset Allocation

Bonds	96.2%
United States Government and Government Agency Obligations	59.5%
Corporate Debt Securities	35.3%
Asset-Backed Securities	0.8%
Mortgage-Backed Securities	0.6%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	3.8%

Quality Weightings

Investment Grade	93.2%
AAA	38.0%
AA	12.0%
A	14.2%
BBB	29.0%
Non-Investment Grade	3.0%
BB	0.7%
Non-rated	2.3%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	3.8%

Our preference is to always use ratings obtained from Standard & Poor's, Moody's, and Fitch. It is each Portfolio's general policy to classify such security at the lower rating level if only two ratings are available. If more than two ratings are available and a median exists, the median is used. If more than two ratings exist without a median, the lower of the two middle ratings is used. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

SCHEDULE OF INVESTMENTS IVY LIMITED-TERM BOND FUND (in thousands)

SEPTEMBER 30, 2019 (UNAUDITED)

ASSET-BACKED SECURITIES	Principal	Value
American Airlines Class AA Pass-Through Certificates, Series 2016-2, 3.200%, 6-15-28	$ 2,631	$ 2,700
SBA Tower Trust, Series 2016-1 (GTD by SBA Guarantor LLC and SBA Holdings LLC), 2.877%, 7-9-21 (A)	6,500	6,522
TOTAL ASSET-BACKED SECURITIES – 0.8%		$ 9,222
(Cost: $9,133)		

CORPORATE DEBT SECURITIES	Principal	Value
Communication Services		
Cable & Satellite – 0.5%		
Comcast Corp. (GTD by Comcast Cable Communications and NBC Universal), 3.700%, 4-15-24	5,000	5,331
Integrated Telecommunication Services – 0.7%		
AT&T, Inc., 3.400%, 5-15-25	4,550	4,751
Verizon Communications, Inc., 3.376%, 2-15-25	3,750	3,961
		8,712
Wireless Telecommunication Service – 0.9%		
Crown Castle Towers LLC:		
3.222%, 5-15-22 (A)	7,830	7,910
3.663%, 5-15-25 (A)	2,050	2,147
		10,057
Total Communication Services – 2.1%		24,100
Consumer Discretionary		
Automobile Manufacturers – 0.3%		
Volkswagen Group of America, Inc., 2.500%, 9-24-21 (A)	3,400	3,408
Casinos & Gaming – 0.4%		
Las Vegas Sands Corp., 3.200%, 8-8-24	4,100	4,177
General Merchandise Stores – 1.2%		
Dollar General Corp., 3.250%, 4-15-23	4,771	4,929
Family Dollar Stores, Inc., 5.000%, 2-1-21	8,509	8,774
		13,703
Total Consumer Discretionary – 1.9%		21,288
Consumer Staples		
Brewers – 0.2%		
Molson Coors Brewing Co., 2.250%, 3-15-20	1,750	1,749
Distillers & Vintners – 1.2%		
Constellation Brands, Inc.:		
2.250%, 11-6-20	$7,000	$ 7,002
3.200%, 2-15-23	3,500	3,608
4.250%, 5-1-23	2,500	2,673
4.750%, 11-15-24	725	801
		14,084
Drug Retail – 0.6%		
CVS Health Corp.:		
3.500%, 7-20-22	3,325	3,433
2.750%, 12-1-22	3,030	3,067
		6,500
Packaged Foods & Meats – 0.4%		
Smithfield Foods, Inc., 2.700%, 1-31-20 (A)	5,000	4,997
Soft Drinks – 0.2%		
Keurig Dr Pepper, Inc., 4.057%, 5-25-23	2,675	2,830
Total Consumer Staples – 2.6%		30,160
Energy		
Oil & Gas Equipment & Services – 0.7%		
Enterprise Products Operating LLC (GTD by Enterprise Products Partners L.P.):		
2.800%, 2-15-21	2,500	2,523
3.500%, 2-1-22	5,000	5,163
		7,686
Oil & Gas Exploration & Production – 0.2%		
Aker BP ASA, 6.000%, 7-1-22 (A)	2,360	2,437
Oil & Gas Storage & Transportation – 2.6%		
Enbridge, Inc., 2.900%, 7-15-22	2,913	2,968
EQT Midstream Partners L.P., 4.750%, 7-15-23	3,500	3,513
Kinder Morgan Energy Partners L.P.:		
3.500%, 3-1-21	4,500	4,568
3.450%, 2-15-23	4,090	4,218
Midwest Connector Capital Co. LLC, 3.625%, 4-1-22 (A)	2,000	2,052
Plains All American Pipeline L.P. and PAA Finance Corp., 3.850%, 10-15-23	6,200	6,423
Sunoco Logistics Partners Operations L.P. (GTD by Sunoco Logistics Partners L.P.), 4.400%, 4-1-21	5,700	5,855
		29,597
Total Energy – 3.5%		39,720
Financials		
Consumer Finance – 3.9%		
Ally Financial, Inc., 4.125%, 3-30-20	3,396	3,417
American Express Co., 2.500%, 7-30-24	$5,000	$ 5,041
American Honda Finance Corp., 2.150%, 9-10-24	3,400	3,381
Discover Bank:		
3.100%, 6-4-20	3,025	3,041
3.350%, 2-6-23	3,650	3,763
Ford Motor Credit Co. LLC:		
2.681%, 1-9-20	3,700	3,700
2.459%, 3-27-20	7,415	7,406
3.470%, 4-5-21	1,000	1,005
General Motors Financial Co., Inc. (GTD by AmeriCredit Financial Services, Inc.):		
3.200%, 7-6-21	5,000	5,051
4.200%, 11-6-21	5,260	5,427
Hyundai Capital America, 2.550%, 4-3-20 (A)	3,600	3,599
		44,831
Diversified Banks – 4.1%		
Bank of America Corp.:		
4.100%, 7-24-23	2,850	3,043
4.125%, 1-22-24	4,800	5,171
BB&T Corp., 2.500%, 8-1-24	3,400	3,427
Citizens Bank N.A., 3.250%, 2-14-22	3,250	3,329
Huntington Bancshares, Inc., 4.000%, 5-15-25	5,250	5,629
Korea Development Bank, 3.250%, 2-19-24	1,750	1,838
Mitsubishi UFJ Financial Group, Inc.:		
2.998%, 2-22-22	2,000	2,035
2.801%, 7-18-24	3,400	3,459
Mizuho Financial Group, Inc., 2.953%, 2-28-22	4,400	4,463
Sumitomo Mitsui Financial Group, Inc., 2.696%, 7-16-24	3,400	3,439
Synchrony Bank, 3.000%, 6-15-22	3,500	3,548
U.S. Bancorp, 5.125%, 1-15-67	8,000	8,224
		47,605
Investment Banking & Brokerage – 2.7%		
E*TRADE Financial Corp., 2.950%, 8-24-22	3,515	3,571
Goldman Sachs Group, Inc. (The):		
3.000%, 4-26-22	6,388	6,459
3.500%, 1-23-25	6,459	6,739
Goldman Sachs Group, Inc. (The) (3-Month U.S. LIBOR plus 388.4 bps), 6.607%, 12-29-49 (B)	2,558	2,567
Morgan Stanley, 4.875%, 11-1-22	9,450	10,134
Morgan Stanley (3-Month U.S. LIBOR plus 110 bps), 3.232%, 5-31-23 (B)	1,700	1,731
		31,201

SCHEDULE OF INVESTMENTS

IVY LIMITED-TERM BOND FUND *(in thousands)*

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Other Diversified Financial Services – 1.8%		
Citigroup, Inc.:		
2.700%, 3-30-21	$4,893	$ 4,941
3.750%, 6-16-24	4,500	4,769
JPMorgan Chase & Co.:		
2.972%, 1-15-23	4,087	4,160
3.125%, 1-23-25	3,165	3,279
3.000%, 2-27-30 (C)	3,390	3,339
		20,488
Property & Casualty Insurance – 0.5%		
ACE INA Holdings, Inc. (GTD by ACE Ltd.),		
2.300%, 11-3-20	5,500	5,518
Regional Banks – 1.4%		
PNC Bank N.A.,		
2.550%, 12-9-21	4,000	4,039
PNC Financial Services Group, Inc. (The),		
3.500%, 1-23-24	6,238	6,591
SunTrust Banks, Inc.,		
3.200%, 4-1-24	4,900	5,094
		15,724
Specialized Finance – 0.2%		
Syngenta Finance N.V.,		
3.698%, 4-24-20 (A)	2,250	2,257
Total Financials – 14.6%		**167,624**
Health Care		
Health Care Equipment – 0.4%		
Becton Dickinson & Co.,		
2.894%, 6-6-22	4,100	4,163
Pharmaceuticals – 0.6%		
Zoetis, Inc.:		
3.450%, 11-13-20	995	1,008
3.250%, 2-1-23	5,635	5,784
		6,792
Total Health Care – 1.0%		**10,955**
Industrials		
Aerospace & Defense – 0.9%		
BAE Systems plc,		
4.750%, 10-11-21 (A)	2,727	2,846
L3Harris Technologies, Inc.,		
3.950%, 5-28-24 (A)	4,280	4,542
Northrop Grumman Corp.,		
3.250%, 8-1-23	2,957	3,081
		10,469
Airlines – 0.4%		
Delta Air Lines, Inc.,		
3.400%, 4-19-21	4,550	4,613
Environmental & Facilities Services – 0.8%		
Republic Services, Inc.,		
2.500%, 8-15-24	6,900	6,976

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Environmental & Facilities Services (Continued)		
Waste Management, Inc. (GTD by Waste Management Holdings, Inc.),		
2.400%, 5-15-23	$ 2,305	$ 2,330
		9,306
Industrial Conglomerates – 0.4%		
General Electric Capital Corp.,		
5.012%, 1-1-24	4,811	4,888
Total Industrials – 2.5%		**29,276**
Information Technology		
Data Processing & Outsourced Services – 0.3%		
PayPal Holdings, Inc.,		
2.400%, 10-1-24	3,400	3,411
Semiconductors – 0.3%		
Broadcom Corp. and Broadcom Cayman Finance Ltd. (GTD by Broadcom Ltd.),		
2.375%, 1-15-20	3,624	3,624
Systems Software – 0.7%		
CA, Inc.,		
5.375%, 12-1-19	8,297	8,337
Technology Hardware, Storage & Peripherals – 0.2%		
NetApp, Inc.,		
3.375%, 6-15-21	2,000	2,035
Total Information Technology – 1.5%		**17,407**
Materials		
Specialty Chemicals – 0.9%		
Methanex Corp.,		
3.250%, 12-15-19	10,632	10,653
Total Materials—0.9%		**10,653**
Real Estate		
Specialized REITs – 2.4%		
American Tower Corp.:		
5.900%, 11-1-21	7,200	7,737
2.250%, 1-15-22	3,975	3,980
3.070%, 3-15-23 (A)	6,165	6,264
Crown Castle International Corp.:		
2.250%, 9-1-21	3,000	3,002
4.875%, 4-15-22	3,099	3,295
5.250%, 1-15-23	2,745	2,995
		27,273
Total Real Estate—2.4%		**27,273**
Utilities		
Electric Utilities – 2.3%		
CenterPoint Energy, Inc.,		
2.500%, 9-1-22	4,000	4,028
Entergy Texas, Inc.,		
2.550%, 6-1-21	7,225	7,213

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Electric Utilities (Continued)		
Evergy, Inc.,		
2.450%, 9-15-24	$3,400	$ 3,394
MidAmerican Energy Co.,		
3.700%, 9-15-23	3,000	3,167
National Rural Utilities Cooperative Finance Corp.,		
2.400%, 4-25-22	4,975	5,024
Virginia Electric and Power Co., Series C,		
2.750%, 3-15-23	3,940	4,022
		26,848
Total Utilities – 2.3%		**26,848**
TOTAL CORPORATE DEBT SECURITIES – 35.3%		**$405,304**
(Cost: $398,352)		
MORTGAGE-BACKED SECURITIES		
Non-Agency REMIC/CMO – 0.6%		
JPMorgan Chase Commercial Mortgage Securities Corp., Series 2014-FRR1, Class A-K10,		
4.286%, 11-27-49 (A)	6,500	6,493
TOTAL MORTGAGE-BACKED SECURITIES – 0.6%		**$ 6,493**
(Cost: $6,430)		
UNITED STATES GOVERNMENT AGENCY OBLIGATIONS		
Agency Obligations – 0.5%		
U.S. Department of Transportation,		
6.001%, 12-7-21 (A)	5,670	6,166
Mortgage-Backed Obligations – 13.8%		
Federal Home Loan Mortgage Corp. Agency REMIC/CMO (1-Month U.S. LIBOR plus 185 bps),		
3.939%, 8-25-25 (A)(B)	6,089	6,033
Federal Home Loan Mortgage Corp. Agency REMIC/CMO (1-Month U.S. LIBOR plus 250 bps),		
4.589%, 11-25-24 (A)(B)	4,131	4,146
Federal Home Loan Mortgage Corp. Agency REMIC/CMO (1-Month U.S. LIBOR plus 255 bps),		
4.639%, 6-25-27 (A)(B)	1,518	1,538
Federal Home Loan Mortgage Corp. Agency REMIC/CMO (Mortgage spread to 1-Month U.S. LIBOR):		
5.339%, 6-25-21 (A)(B)	3,115	3,126
6.089%, 9-25-22 (A)(B)	1,436	1,450

SEPTEMBER 30, 2019 (UNAUDITED)

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)

	Principal	Value
Mortgage-Backed Obligations (Continued)		
Federal Home Loan Mortgage Corp. Agency REMIC/CMO (Mortgage spread to 2-year U.S. Treasury index),		
3.754%, 11-25-47 (A)(B)	$ 3,500	$ 3,562
Federal Home Loan Mortgage Corp. Agency REMIC/CMO (Mortgage spread to 3-year U.S. Treasury index):		
5.688%, 4-25-20 (A)(B)	4,950	5,011
3.507%, 7-25-22 (A)(B)	3,000	3,076
4.112%, 2-25-46 (A)(B)	390	398
3.743%, 7-25-46 (A)(B)	3,000	3,077
3.663%, 2-25-48 (A)(B)	3,745	3,811
Federal Home Loan Mortgage Corp. Agency REMIC/CMO (Mortgage spread to 5-year U.S. Treasury index):		
3.599%, 11-25-23 (A)(B)	1,500	1,517
3.702%, 11-25-23 (A)(B)	15,799	16,272
4.478%, 12-25-44 (A)(B)	17,000	17,746
4.006%, 5-25-45 (A)(B)	6,500	6,730
3.669%, 6-25-45 (A)(B)	1,000	1,033
4.762%, 11-25-46 (A)(B)	8,000	8,357
3.681%, 11-25-47 (A)(B)	2,050	2,108
3.663%, 2-25-48 (A)(B)	4,000	4,102
3.710%, 6-25-48 (A)(B)	2,500	2,594
Federal Home Loan Mortgage Corp. Agency REMIC/CMO (Mortgage spread to 7-year U.S. Treasury index):		
4.194%, 5-25-25 (A)(B)	985	1,041
3.908%, 10-25-48 (A)(B)	5,825	6,117
3.800%, 11-25-49 (A)(B)	5,050	5,238
3.764%, 11-25-50 (A)(B)	12,000	12,456
Federal Home Loan Mortgage Corp. Fixed Rate Participation Certificates,		
5.500%, 4-1-20	6	6
Federal National Mortgage Association Agency REMIC/CMO:		
2.000%, 6-25-39	8,669	8,672
2.000%, 10-25-41	9,407	9,371
2.000%, 12-25-42	996	994

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)

	Principal	Value
Mortgage-Backed Obligations (Continued)		
Federal National Mortgage Association Fixed Rate Pass-Through Certificates:		
4.478%, 12-1-19	$ 2,562	$ 2,560
4.646%, 7-1-20	1,713	1,730
4.381%, 6-1-21	6,810	7,017
5.500%, 2-1-22	115	117
Government National Mortgage Association Agency REMIC/CMO,		
2.000%, 3-16-42	4,222	4,211
Government National Mortgage Association Fixed Rate Pass-Through Certificates,		
3.500%, 4-20-34	3,441	3,528
		158,745
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 14.3%		**$164,911**
(Cost: $162,765)		

UNITED STATES GOVERNMENT OBLIGATIONS

	Principal	Value
Treasury Obligations – 45.2%		
U.S. Treasury Notes:		
2.875%, 10-31-20	29,150	29,477
2.500%, 12-31-20	8,000	8,069
2.000%, 1-15-21	11,500	11,531
2.500%, 1-31-21	15,500	15,647
2.500%, 2-28-21	6,000	6,061
2.250%, 4-30-21	14,000	14,112
2.625%, 5-15-21	20,000	20,287
2.250%, 7-31-21	27,000	27,271
2.750%, 8-15-21	25,000	25,488
2.750%, 9-15-21	3,600	3,677
2.875%, 10-15-21	18,700	19,157
2.000%, 10-31-21	5,000	5,035
2.000%, 12-31-21	5,000	5,041
1.875%, 1-31-22	6,500	6,536
2.000%, 2-15-22	11,000	11,101
1.750%, 5-31-22	16,000	16,061
1.750%, 7-15-22	34,000	34,138
2.000%, 7-31-22	16,500	16,692

UNITED STATES GOVERNMENT OBLIGATIONS (Continued)

	Principal	Value
Treasury Obligations (Continued)		
2.000%, 10-31-22	$42,500	$ 43,026
2.125%, 12-31-22	25,000	25,430
2.500%, 3-31-23	30,950	31,927
2.750%, 4-30-23	24,500	25,495
1.375%, 9-30-23	10,000	9,927
2.875%, 9-30-23	31,250	32,823
2.875%, 10-31-23	21,000	22,080
2.125%, 2-29-24	5,250	5,375
2.125%, 3-31-24	7,500	7,682
1.750%, 6-30-24	40,500	40,850
		519,996
TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 45.2%		**$ 519,996**
(Cost: $508,794)		
SHORT-TERM SECURITIES		
Commercial Paper (D) – 2.9%		
Energy Transfer L.P.,		
2.600%, 10-1-19	33,000	32,998
Master Note – 0.2%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps),		
2.170%, 10-7-19 (E)	2,102	2,102
TOTAL SHORT-TERM SECURITIES – 3.1%		**$ 35,100**
(Cost: $35,102)		
TOTAL INVESTMENT SECURITIES – 99.3%		**$1,141,026**
(Cost: $1,120,576)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.7%		**8,080**
NET ASSETS – 100.0%		**$1,149,106**

Notes to Schedule of Investments

(A) Securities were purchased pursuant to an exemption from registration available under Rule 144A under the Securities Act of 1933 and may only be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2019 the total value of these securities amounted to $182,179 or 15.9% of net assets.

(B) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2019. Description of the reference rate and spread, if applicable, are included in the security description.

(C) Step bond that pays an initial coupon rate for the first period and then a higher or lower coupon rate for the following periods. Interest rate disclosed is that which is in effect at September 30, 2019.

(D) Rate shown is the yield to maturity at September 30, 2019.

(E) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2019. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

SCHEDULE OF INVESTMENTS

SEPTEMBER 30, 2019 (UNAUDITED)

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2019. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Asset-Backed Securities	$ —	$ 9,222	$ —
Corporate Debt Securities	—	405,304	—
Mortgage-Backed Securities	—	6,493	—
United States Government Agency Obligations	—	164,911	—
United States Government Obligations	—	519,996	—
Short-Term Securities	—	35,100	—
Total	$ —	$1,141,026	$ —

The following acronyms are used throughout this schedule:

CMO = Collateralized Mortgage Obligation
GTD = Guaranteed
LIBOR = London Interbank Offered Rate
REMIC = Real Estate Mortgage Investment Conduit
REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.

**Ivy Managed International Opportunities Fund –
Asset Allocation**

Ivy International Core Equity Fund, Class N	35.4%
Ivy Pzena International Value Fund, Class N	19.8%
Ivy Emerging Markets Equity Fund, Class N	14.6%
Ivy International Small Cap Fund, Class N	10.2%
Ivy Global Equity Income Fund, Class N	10.1%
Ivy Global Growth Fund, Class N	9.8%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	0.1%

The percentages of investments in the underlying funds may not currently be within the target allocation ranges disclosed in the Fund's prospectus due to market movements; these percentages are expected to change over time, and deviation from the target allocation ranges due to market movements is permitted by the prospectus.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

SCHEDULE OF INVESTMENTS

IVY MANAGED INTERNATIONAL OPPORTUNITIES FUND *(in thousands)*

AFFILIATED MUTUAL FUNDS	Shares	Value
Ivy Emerging Markets Equity Fund, Class N	1,364	$ 25,799
Ivy Global Equity Income Fund, Class N	1,479	17,831
Ivy Global Growth Fund, Class N	379	17,333
Ivy International Core Equity Fund, Class N	3,667	62,786
Ivy International Small Cap Fund, Class N	1,580	18,045
Ivy Pzena International Value Fund, Class N	2,325	35,151
TOTAL AFFILIATED MUTUAL FUNDS – 99.9%		**$176,945**
(Cost: $171,653)		

SHORT-TERM SECURITIES	Principal	Value
Master Note – 0.1%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 2.170%, 10-7-19 (A)	$221	$ 221
TOTAL SHORT-TERM SECURITIES – 0.1%		**$ 221**
(Cost: $221)		
TOTAL INVESTMENT SECURITIES – 100.0%		**$177,166**
(Cost: $171,874)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.0%		30
NET ASSETS – 100.0%		**$177,196**

Notes to Schedule of Investments

(A) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2019. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2019. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Affiliated Mutual Funds	$176,945	$ —	$ —
Short-Term Securities	—	221	—
Total	$176,945	$221	$ —

The following acronym is used throughout this schedule:

LIBOR = London Interbank Offered Rate

ALL DATA IS AS OF SEPTEMBER 30, 2019 (UNAUDITED)

Asset Allocation

Stocks	98.0%
Information Technology	26.6%
Consumer Discretionary	20.2%
Health Care	18.1%
Industrials	17.7%
Financials	5.6%
Materials	4.5%
Communication Services	3.9%
Consumer Staples	1.4%
Liabilities (Net of Cash and Other Assets), and Cash Equivalents+	2.0%

Top 10 Equity Holdings

Company	Sector	Industry
CoStar Group, Inc.	Industrials	Research & Consulting Services
Chipotle Mexican Grill, Inc., Class A	Consumer Discretionary	Restaurants
Electronic Arts, Inc.	Communication Services	Interactive Home Entertainment
Zoetis, Inc.	Health Care	Pharmaceuticals
TransUnion	Industrials	Research & Consulting Services
Keysight Technologies, Inc.	Information Technology	Electronic Equipment & Instruments
Tractor Supply Co.	Consumer Discretionary	Specialty Stores
Teradyne, Inc.	Information Technology	Semiconductor Equipment
Edwards Lifesciences Corp.	Health Care	Health Care Equipment
ServiceNow, Inc.	Information Technology	Systems Software

See your advisor or www.ivyinvestments.com for more information on the Fund's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

SCHEDULE OF INVESTMENTS IVY MID CAP GROWTH FUND *(in thousands)*

SEPTEMBER 30, 2019 (UNAUDITED)

COMMON STOCKS	Shares	Value
Communication Services		
Interactive Home Entertainment – 2.7%		
Electronic Arts, Inc. (A)	1,327	$ 129,848
Interactive Media & Services – 1.2%		
Twitter, Inc. (A)	1,379	56,796
Total Communication Services – 3.9%		186,644
Consumer Discretionary		
Apparel, Accessories & Luxury Goods – 3.2%		
Burberry Group plc (B)	2,229	59,533
lululemon athletica, Inc. (A)	483	92,916
		152,449
Auto Parts & Equipment – 1.5%		
BorgWarner, Inc.	1,988	72,920
Automotive Retail – 1.5%		
O'Reilly Automotive, Inc. (A)	185	73,771
Department Stores – 0.6%		
Nordstrom, Inc. (C)	832	28,012
Internet & Direct Marketing Retail – 2.9%		
Grubhub, Inc. (A)(C)	1,027	57,738
MercadoLibre, Inc. (A)	145	80,008
		137,746
Restaurants – 4.9%		
Chipotle Mexican Grill, Inc., Class A (A)	178	149,421
Dunkin Brands Group, Inc.	1,075	85,339
		234,760
Specialty Stores – 5.6%		
Tiffany & Co. (C)	746	69,086
Tractor Supply Co.	1,292	116,819
Ulta Beauty, Inc. (A)	338	84,712
		270,617
Total Consumer Discretionary – 20.2%		970,275
Consumer Staples		
Packaged Foods & Meats – 1.4%		
Hershey Foods Corp.	430	66,576
Total Consumer Staples – 1.4%		66,576
Financials		
Financial Exchanges & Data – 2.8%		
Chicago Board Options Exchange, Inc.	242	27,841
MarketAxess Holdings, Inc.	324	106,081
		133,922
Regional Banks – 2.8%		
First Republic Bank	821	79,435
SVB Financial Group (A)	256	53,518
		132,953
Total Financials – 5.6%		266,875

COMMON STOCKS (Continued)	Shares	Value
Health Care		
Biotechnology – 1.3%		
Seattle Genetics, Inc. (A)	730	$ 62,363
Health Care Equipment – 8.0%		
Abiomed, Inc. (A)	326	57,930
DexCom, Inc. (A)	560	83,623
Edwards Lifesciences Corp. (A)	490	107,653
Glaukos Corp. (A)	808	50,507
Intuitive Surgical, Inc. (A)	155	83,523
		383,236
Health Care Services – 1.9%		
Laboratory Corp. of America Holdings (A)	393	66,084
Teladoc Health, Inc. (A)(C)	405	27,431
		93,515
Health Care Supplies – 0.8%		
National Vision Holdings, Inc. (A)	1,508	36,307
Health Care Technology – 1.7%		
Cerner Corp.	1,213	82,684
Life Sciences Tools & Services – 1.7%		
10x Genomics, Inc., Class A (A)(C)	88	4,460
Agilent Technologies, Inc.	754	57,813
TECHNE Corp.	97	18,907
		81,180
Pharmaceuticals – 2.7%		
Zoetis, Inc.	1,023	127,434
Total Health Care – 18.1%		866,719
Industrials		
Aerospace & Defense – 1.8%		
L3Harris Technologies, Inc.	412	85,882
Building Products – 3.1%		
A. O. Smith Corp.	1,591	75,928
Trex Co., Inc. (A)	795	72,281
		148,209
Industrial Conglomerates – 0.6%		
Fortive Corp.	421	28,866
Industrial Machinery – 4.2%		
Gardner Denver Holdings, Inc. (A)	1,255	35,511
IDEX Corp.	526	86,205
Middleby Corp. (A)	697	81,475
		203,191
Research & Consulting Services – 5.9%		
CoStar Group, Inc. (A)	281	166,702
TransUnion	1,453	117,838
		284,540

COMMON STOCKS (Continued)	Shares	Value
Trading Companies & Distributors – 2.1%		
Fastenal Co. (C)	2,996	$ 97,880
Total Industrials – 17.7%		848,568
Information Technology		
Application Software – 4.6%		
DocuSign, Inc. (A)	812	50,293
Guidewire Software, Inc. (A)	974	102,665
Tyler Technologies, Inc. (A)	253	66,540
		219,498
Communications Equipment – 1.6%		
Arista Networks, Inc. (A)	321	76,683
Data Processing & Outsourced Services – 1.8%		
Square, Inc., Class A (A)	1,355	83,952
Electronic Components – 1.7%		
Maxim Integrated Products, Inc.	1,429	82,759
Electronic Equipment & Instruments – 3.7%		
Coherent, Inc. (A)	253	38,822
Keysight Technologies, Inc. (A)	1,204	117,089
Novanta, Inc. (A)	292	23,859
		179,770
Internet Services & Infrastructure – 1.2%		
Twilio, Inc., Class A (A)	527	57,942
Semiconductor Equipment – 2.4%		
Teradyne, Inc.	1,967	113,885
Semiconductors – 6.0%		
Advanced Micro Devices, Inc. (A)(C)	1,896	54,956
Microchip Technology, Inc. (C)	976	90,658
Monolithic Power Systems, Inc.	552	85,880
Universal Display Corp.	324	54,393
		285,887
Systems Software – 3.6%		
Palo Alto Networks, Inc. (A)	327	66,739
ServiceNow, Inc. (A)	419	106,321
		173,060
Total Information Technology – 26.6%		1,273,436
Materials		
Fertilizers & Agricultural Chemicals – 1.3%		
Scotts Miracle-Gro Co. (The)	607	61,782
Specialty Chemicals – 3.2%		
Axalta Coating Systems Ltd. (A)	2,832	85,373
RPM International, Inc.	978	67,277
		152,650
Total Materials—4.5%		214,432
TOTAL COMMON STOCKS – 98.0%		$4,693,525
(Cost: $2,976,631)		

SEPTEMBER 30, 2019 (UNAUDITED)

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (D) – 1.8%		
Diageo Capital plc (GTD by Diageo plc),		
2.201%, 10-4-19	$ 8,000	$ 7,998
DTE Energy Co. (GTD by Detroit Edison Co.),		
2.182%, 10-1-19	3,509	3,509
DTE Gas Co.,		
2.194%, 10-3-19	10,000	9,998
Exxon Mobil Corp.,		
2.052%, 10-3-19	5,000	4,999
Florida Power & Light Co.,		
2.092%, 10-8-19	5,000	4,997
J.M. Smucker Co. (The),		
2.152%, 10-7-19	5,000	4,998
Kroger Co. (The),		
2.151%, 10-7-19	6,400	6,397

SHORT-TERM SECURITIES (Continued)	Principal	Value
Commercial Paper (D) (Continued)		
Mondelez International, Inc.:		
2.252%, 10-4-19	$ 7,000	$ 6,998
2.333%, 10-7-19	8,000	7,997
Sonoco Products Co.,		
2.150%, 10-1-19	3,876	3,876
UnitedHealth Group, Inc.:		
2.252%, 10-3-19	10,000	9,998
2.152%, 10-7-19	10,000	9,996
2.162%, 10-9-19	7,000	6,996
		88,757
Master Note – 0.0%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps),		
2.170%, 10-7-19(E)	1,650	1,650

SHORT-TERM SECURITIES (Continued)	Principal	Value
Money Market Funds – 1.1%		
Dreyfus Institutional Preferred Government Money Market Fund - Institutional Shares,		
1.900%, (F)(G)	$51,232	$ 51,232
TOTAL SHORT-TERM SECURITIES – 2.9%		$ 141,639
(Cost: $141,645)		
TOTAL INVESTMENT SECURITIES – 100.9%		$4,835,164
(Cost: $3,118,276)		
LIABILITIES, NET OF CASH AND OTHER ASSETS (H) – (0.9)%		(43,385)
NET ASSETS – 100.0%		$4,791,779

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Listed on an exchange outside the United States.

(C) All or a portion of securities with an aggregate value of $164,477 are on loan.

(D) Rate shown is the yield to maturity at September 30, 2019.

(E) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2019. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

(F) Investment made with cash collateral received from securities on loan.

(G) Rate shown is the annualized 7-day yield at September 30, 2019.

(H) Cash of $850 has been pledged as collateral on OTC written option contracts.

The following written options were outstanding at September 30, 2019 (contracts and exercise prices unrounded):

Underlying Security	Counterparty, if OTC	Type	Number of Contracts	Notional Amount	Expiration Month	Exercise Price	Premium Received	Value
Cerner Corp.	UBS AG	Put	2,834	283	October 2019	$70.00	$1,074	$(652)

SCHEDULE OF INVESTMENTS IVY MID CAP GROWTH FUND *(in thousands)*

SEPTEMBER 30, 2019 (UNAUDITED)

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2019. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Communication Services	$ 186,644	$ —	$ —
Consumer Discretionary	910,742	59,533	—
Consumer Staples	66,576	—	—
Financials	266,875	—	—
Health Care	866,719	—	—
Industrials	848,568	—	—
Information Technology	1,273,436	—	—
Materials	214,432	—	—
Total Common Stocks	$4,633,992	$ 59,533	$ —
Short-Term Securities	51,232	90,407	—
Total	$4,685,224	$149,940	$ —
Liabilities			
Written Options	$ —	$ 652	$ —

The following acronyms are used throughout this schedule:

GTD = Guaranteed
LIBOR = London Interbank Offered Rate
OTC = Over the Counter

See Accompanying Notes to Financial Statements.

ALL DATA IS AS OF SEPTEMBER 30, 2019 (UNAUDITED)

Asset Allocation

Stocks	96.8%
Consumer Discretionary	19.8%
Information Technology	13.8%
Industrials	13.8%
Materials	13.7%
Financials	13.5%
Energy	5.7%
Health Care	5.6%
Real Estate	2.9%
Communication Services	2.7%
Utilities	2.7%
Consumer Staples	2.6%
Liabilities (Net of Cash and Other Assets), and Cash Equivalents+	3.2%

Top 10 Equity Holdings

Company	Sector	Industry
Targa Resources Corp.	Energy	Oil & Gas Storage & Transportation
Garmin Ltd.	Consumer Discretionary	Consumer Electronics
Polaris, Inc.	Consumer Discretionary	Leisure Products
nVent Electric plc	Industrials	Electrical Components & Equipment
American Campus Communities, Inc.	Real Estate	Residential REITs
Encompass Health Corp.	Health Care	Health Care Facilities
V.F. Corp.	Consumer Discretionary	Apparel, Accessories & Luxury Goods
First American Financial Corp.	Financials	Property & Casualty Insurance
Hasbro, Inc.	Consumer Discretionary	Leisure Products
Rockwell Automation, Inc.	Industrials	Electrical Components & Equipment

See your advisor or www.ivyinvestments.com for more information on the Fund's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

SCHEDULE OF INVESTMENTS IVY MID CAP INCOME OPPORTUNITIES FUND *(in thousands)*

SEPTEMBER 30, 2019 (UNAUDITED)

COMMON STOCKS	Shares	Value
Communication Services		
Movies & Entertainment – 2.7%		
Cinemark Holdings, Inc.	559	$ 21,586
Total Communication Services – 2.7%		21,586
Consumer Discretionary		
Apparel, Accessories & Luxury Goods – 2.9%		
V.F. Corp.	256	22,793
Consumer Electronics – 3.0%		
Garmin Ltd.	279	23,642
Home Furnishings – 2.7%		
Leggett & Platt, Inc.	525	21,482
Leisure Products – 5.8%		
Hasbro, Inc.	192	22,744
Polaris, Inc.	267	23,471
		46,215
Restaurants – 2.6%		
Cracker Barrel Old Country Store, Inc. (A)	130	21,125
Specialized Consumer Services – 2.8%		
Service Corp. International	460	21,998
Total Consumer Discretionary – 19.8%		157,255
Consumer Staples		
Household Products – 2.6%		
Clorox Co. (The)	134	20,338
Total Consumer Staples – 2.6%		20,338
Energy		
Oil & Gas Storage & Transportation – 5.7%		
Rattler Midstream L.P. (B)	1,136	20,248
Targa Resources Corp.	621	24,941
		45,189
Total Energy – 5.7%		45,189
Financials		
Asset Management & Custody Banks – 2.6%		
Ares Management Corp., Class A	760	20,369
Insurance Brokers – 2.6%		
Arthur J. Gallagher & Co.	236	21,163
Property & Casualty Insurance – 2.9%		
First American Financial Corp.	386	22,781
Regional Banks – 5.4%		
Glacier Bancorp, Inc.	529	21,385
Umpqua Holdings Corp.	1,304	21,465
		42,850
Total Financials – 13.5%		107,163
Health Care		
Health Care Facilities – 2.9%		
Encompass Health Corp.	360	$ 22,809
Health Care Services – 2.7%		
Quest Diagnostics, Inc.	203	21,678
Total Health Care – 5.6%		44,487
Industrials		
Aerospace & Defense – 2.8%		
L3Harris Technologies, Inc.	107	22,374
Air Freight & Logistics – 2.6%		
C.H. Robinson Worldwide, Inc.	240	20,306
Electrical Components & Equipment – 5.8%		
nVent Electric plc	1,060	23,369
Rockwell Automation, Inc.	137	22,507
		45,876
Industrial Machinery – 2.6%		
Snap-on, Inc.	134	20,955
Total Industrials – 13.8%		109,511
Information Technology		
Data Processing & Outsourced Services – 5.5%		
Broadridge Financial Solutions, Inc.	178	22,161
Paychex, Inc.	262	21,651
		43,812
Electronic Components – 2.7%		
Maxim Integrated Products, Inc.	367	21,281
Electronic Equipment & Instruments – 2.8%		
National Instruments Corp.	533	22,401
Semiconductors – 2.8%		
Microchip Technology, Inc.	237	21,975
Total Information Technology –13.8%		109,469
Materials		
Fertilizers & Agricultural Chemicals – 2.8%		
Scotts Miracle-Gro Co. (The)	220	22,450
Paper Packaging – 8.1%		
Avery Dennison Corp.	194	22,001
Packaging Corp. of America	203	21,577
Sonoco Products Co.	356	20,743
		64,321
Specialty Chemicals – 2.8%		
RPM International, Inc.	321	22,102
Total Materials – 13.7%		108,873
Real Estate		
Residential REITs – 2.9%		
American Campus Communities, Inc.	480	$ 23,067
Total Real Estate – 2.9%		23,067
Utilities		
Electric Utilities – 2.7%		
OGE Energy Corp.	466	21,147
Total Utilities – 2.7%		21,147
TOTAL COMMON STOCKS – 96.8%		$768,085
(Cost: $650,659)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper (C) – 2.2%		
Harley-Davidson Financial Services (GTD by Harley-Davidson Credit Corp.), 2.303%, 10-7-19	$5,000	4,998
J.M. Smucker Co. (The), 2.150%, 10-1-19	5,000	5,000
Sysco Corp., 2.180%, 10-1-19	2,942	2,942
Wisconsin Electric Power Co., 2.100%, 10-1-19	5,000	4,999
		17,939
Master Note – 0.6%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 2.170%, 10-7-19(D)	5,041	5,041
Money Market Funds – 1.0%		
Dreyfus Institutional Preferred Government Money Market Fund - Institutional Shares, 1.900%, (E)(F)	8,206	8,206
Municipal Obligations – 0.4%		
University of California (1-Month U.S. LIBOR plus 8 bps), 2.070%, 10-7-19 (D)	3,115	3,115
TOTAL SHORT-TERM SECURITIES – 4.2%		$ 34,301
(Cost: $34,302)		
TOTAL INVESTMENT SECURITIES – 101.0%		$802,386
(Cost: $684,961)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (1.0)%		(7,704)
NET ASSETS – 100.0%		$794,682

SEPTEMBER 30, 2019 (UNAUDITED)

Notes to Schedule of Investments

(A) All or a portion of securities with an aggregate value of $8,034 are on loan.

(B) No dividends were paid during the preceding 12 months.

(C) Rate shown is the yield to maturity at September 30, 2019.

(D) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2019. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

(E) Investment made with cash collateral received from securities on loan.

(F) Rate shown is the annualized 7-day yield at September 30, 2019.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2019. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$768,085	$ —	$ —
Short-Term Securities	8,206	26,095	—
Total	$ 776,291	$26,095	$ —

The following acronyms are used throughout this schedule:

GTD = Guaranteed
LIBOR = London Interbank Offered Rate
REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.

ALL DATA IS AS OF SEPTEMBER 30, 2019 (UNAUDITED)

Asset Allocation

Stocks	3.2%
Financials	3.2%
Bonds	93.0%
Municipal Bonds	93.0%
Liabilities (Net of Cash and Other Assets), and Cash Equivalents+	3.8%

Quality Weightings

Investment Grade	85.1%
AAA	7.2%
AA	38.0%
A	31.8%
BBB	8.1%
Non-Investment Grade	7.9%
BB	2.8%
Non-rated	5.1%
Liabilities (Net of Cash and Other Assets), and Cash Equivalents+ and Equities	7.0%

Our preference is to always use ratings obtained from Standard & Poor's, Moody's, and Fitch. It is each Portfolio's general policy to classify such security at the lower rating level if only two ratings are available. If more than two ratings are available and a median exists, the median is used. If more than two ratings exist without a median, the lower of the two middle ratings is used. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

SCHEDULE OF INVESTMENTS IVY MUNICIPAL BOND FUND *(in thousands)*

INVESTMENT FUNDS	Shares	Value
Registered Investment Companies – 3.2%		
iShares National AMT-Free Muni Bond ETF	227	$25,844
TOTAL INVESTMENT FUNDS – 3.2%		$25,844
(Cost: $24,542)		

MUNICIPAL BONDS	Principal	Value
Alabama – 1.2%		
The Indl Dev Board of Selma, AL, Gulf Opp Zone Bonds, Ser 2009A, 6.250%, 11-1-33	$ 2,000	2,008
Water Works Board of the City of Birmingham, Water Rev Rfdg Bonds, Ser 2015-A, 5.000%, 1-1-35	6,555	7,586
		9,594
Alaska – 0.2%		
AK Intl Arpt, Sys Rev and Rfdg Bonds, Ser 2010A, 5.000%, 10-1-21	1,735	1,795
Arizona – 1.6%		
AZ Cert of Part, Ser 2010A (Insured by AGM), 5.250%, 10-1-26	3,000	3,000
Maricopa Cnty Indl Dev Auth, Rev Bonds (Banner Hlth), Ser 2016A, 4.000%, 1-1-38	8,500	9,409
		12,409
Arkansas – 0.1%		
Board of Trustees of the Univ of AR, Var Fac Rev Bonds (Fayetteville Campus), Rfdg and Impvt Ser 2016A, 5.000%, 11-1-37	745	895
California – 15.1%		
Bay Area Toll Auth, San Francisco Bay Area Toll Bridge Rev Bonds, Ser 2008 G-1 (SIFMA Municipal Swap Index plus 110 bps), 2.680%, 4-1-45 (A)	10,000	10,293
CA (School Facilities) GO Bonds, 5.000%, 11-1-30	3,000	3,439
CA Cmnty Trans Rev (Installment Sale), Cert of Part (T.R.I.P. - Total Road Impvt Prog), Ser 2012B, 5.250%, 6-1-42	2,245	2,454
CA Hlth Fac Fin Auth, Rev Bonds (Children's Hosp of Orange Cnty), Ser 2009A, 6.500%, 11-1-38	2,000	2,009
CA Muni Fin Auth, Edu Fac Rev Bonds (King/Chavez Academies Proj), Ser 2009A, 8.500%, 10-1-29	1,000	1,000
CA Muni Fin Auth, Edu Rev Bonds (American Heritage Edu Fndtn Proj), Ser 2016A, 5.000%, 6-1-36	1,000	1,155

MUNICIPAL BONDS (Continued)	Principal	Value
California (Continued)		
CA Sch Fin Auth, Charter Sch Rev Bonds (Coastal Academy Proj), Ser 2013A:		
5.000%, 10-1-22	$ 250	$ 261
5.000%, 10-1-33	1,000	1,078
CA Statewide Cmnty Dev Auth, Student Hsng Rev Bonds (Univ of CA, Irvine East Campus Apt, Phase I Rfdg-CHF-Irvine LLC), Ser 2011, 5.000%, 5-15-21	1,365	1,445
CA Various Purp GO Bonds:		
5.250%, 9-1-26	5,000	5,384
5.500%, 4-1-28	5	5
5.250%, 10-1-29	3,000	3,010
6.000%, 3-1-33	1,000	1,019
5.000%, 4-1-37	5,000	5,593
6.000%, 11-1-39	5,000	5,019
CA Various Purp GO Rfdg Bonds, 5.000%, 2-1-33	10,000	11,176
Carson Redev Agy Redev Proj Area No. 1, Tax Alloc Bonds, Ser 2009A, 7.000%, 10-1-36	750	750
City of Los Angeles, Wastewater Sys Rev Bonds, Rfdg Ser 2015-D, 5.000%, 6-1-34	6,190	7,354
Cmnty Redev Agy of Santa Ana, Merged Proj Area Bonds, Ser 2011A, 6.250%, 9-1-24	2,000	2,144
Cnty of Sacramento, 2010 Rfdg Cert of Part, Sacramento Cnty Pub Fac Fin Corp., 5.750%, 2-1-30	2,000	2,028
Golden State Tob Securitization Corp., Enhanced Tob Stlmt Asset-Bkd Bonds, Ser 2013A:		
5.000%, 6-1-29	1,500	1,700
5.000%, 6-1-30	1,000	1,131
Golden State Tob Securitization Corp., Tob Stlmt Asset-Bkd Bonds, Ser 2015A:		
5.000%, 6-1-33	3,165	3,747
5.000%, 6-1-34	2,840	3,355
La Quinta Redev Proj Areas No. 1 and 2, Tax Alloc Rfdg Bonds, Ser 2014A, 5.000%, 9-1-34	750	878
Los Angeles, Wastewater Sys Rev Bonds, Ser 2015-A, 5.000%, 6-1-35	1,000	1,185
Modesto, CA, Irrigation Dist Fin Auth, Elec Sys Rev Bonds, Ser 2015A, 5.000%, 10-1-36	4,270	5,094
Mountain View Shoreline Reg Park Comnty (Santa Clara Cnty, CA), Rev Bonds, Ser 2011A, 5.000%, 8-1-21	250	268
Palamar Hlth, Rfdg Rev Bonds, Ser 2016, 5.000%, 11-1-39	3,500	4,008
Palomar Hlth, GO Rfdg Bonds, Ser 2016B, 4.000%, 8-1-37	1,000	1,100

MUNICIPAL BONDS (Continued)	Principal	Value
California (Continued)		
Palomar Pomerado Hlth, GO Bonds, Election of 2004, Ser 2009A:		
0.000%, 8-1-31 (B)	$ 3,315	$ 2,469
0.000%, 8-1-32 (B)	5,000	3,602
0.000%, 8-1-33 (B)	5,000	3,492
Palomar Pomerado Hlth, San Diego Cnty, CA, Cert of Part, 6.750%, 11-1-39	3,000	3,013
Redev Agy for Riverside, Interstate 215 Corridor Redev Proj Area, 2010 Tax Alloc Bonds, Ser E:		
5.250%, 10-1-20	570	593
6.000%, 10-1-25	445	467
6.500%, 10-1-40	1,500	1,580
Redev Agy of San Diego, Naval Training Ctr Redev Proj, Tax Alloc Bonds, Ser 2010A, 5.750%, 9-1-40	1,000	1,042
San Jose Merged Area Redev Proj, Hsng Set-Aside Tax Alloc Bonds, Ser 2010A-1, 5.500%, 8-1-35	1,000	1,036
San Jose, CA, Arpt Rev Bonds, Ser 2011A-1, 5.250%, 3-1-21	3,685	3,882
Santa Ana Unif Sch Dist (Orange County, CA), Election of 2008 GO Bond, Series B, 0.000%, 8-1-37 (B)	1,455	904
State Pub Works Board of CA, Lease Rev Bonds (Various Cap Proj), Ser 2011A:		
5.250%, 10-1-24	500	539
5.000%, 12-1-24	500	540
State Pub Works Board of CA, Lease Rev Bonds (Various Cap Proj), Ser 2009I, 6.375%, 11-1-34	500	502
State Pub Works Board of CA, Lease Rev Bonds (Various Cap Proj), Ser 2009G-1, 5.750%, 10-1-30	1,000	1,000
Successor Agy to the Redev Agy of the City of Stockton, Tax Alloc Rfdg Bonds, Ser 2016A, 5.000%, 9-1-37	2,000	2,371
The Regents of the Univ of CA, Gen Rev Bonds, Ser 2013AI, 5.000%, 5-15-34	3,500	3,942
Trustees of the CA State Univ, Systemwide Rev Bonds, Ser 2015A, 5.000%, 11-1-38	500	595
Upland Unif Sch Dist (San Bernardino Cnty, CA), Election of 2008 GO Bonds, Ser A, 0.000%, 8-1-31 (B)	150	116
		120,767

SCHEDULE OF INVESTMENTS IVY MUNICIPAL BOND FUND *(in thousands)*

MUNICIPAL BONDS (Continued)	Principal	Value
Colorado – 2.2%		
City and Cnty of Broomfield, CO, Rfdg Cert of Part, Ser 2010, 5.000%, 12-1-23	$2,565	$ 2,677
CO Edu and Cultural Fac Auth, Independent Sch Rev Rfdg Bonds (Vail Mountain Sch Proj), Ser 2010, 6.125%, 5-1-40	2,975	3,057
CO Hlth Fac Auth, Rev Rfdg Bonds (SCL Hlth Sys), Ser 2019A, 4.000%, 1-1-37	750	854
CO Hlth Fac Auth, Rev Rfdg Bonds (SCL Hlth Sys), Ser 2019B, 4.000%, 1-1-40	5,000	5,628
Denver Hlth and Hosp Auth, Hlthcare Recovery Zone, Fac Rev Bonds, Ser 2010, 5.625%, 12-1-40	3,250	3,409
Platte Vly Fire Protection Dist, Weld Cnty, CO, Cert of Part, Ser 2012, 5.000%, 12-1-36	300	319
Rgnl Trans Dist of CO, Cert of Part, Ser 2015A, 5.000%, 6-1-35	1,435	1,666
		17,610
District Of Columbia – 1.8%		
DC Hosp Rev Bonds (Sibley Mem Hosp Issue), Ser 2009, 6.375%, 10-1-39	3,000	3,000
DC Water and Sewer Auth, Pub Util Sub Lien Rev Bonds, Ser 2015A, 5.000%, 10-1-45	1,565	1,831
Metro WA DC Arpt Auth, Dulles Toll Road, Second Sr Lien Rev Bonds, Ser 2009C, 0.000%, 10-1-41 (B)	7,000	9,112
		13,943
Florida – 6.4%		
Brevard Cnty, FL, Indl Dev Rev Bonds (TUFF FL Tech Proj), Ser 2009, 6.750%, 11-1-39	3,000	3,008
Citizens Ppty Ins Corp., Coastal Account Sr Secured Bonds, Ser 2011A-1, 5.000%, 6-1-20	1,000	1,023
Hillsborough Cnty Aviation Auth, FL Intl Arpt, Sub Rev Bonds, Ser 2015B, 5.000%, 10-1-35	2,000	2,301
Miami-Dade Cnty, FL, Aviation Rev Bonds, Miami Intl Arpt (Hub of the Americas), Ser 2009A, 5.500%, 10-1-36	3,000	3,000
Miami-Dade Cnty, FL, Aviation Rev Bonds, Ser 2010A, 5.500%, 10-1-41	2,885	3,007
Miami-Dade Cnty, FL, Aviation Rev Bonds, Ser 2010B, 5.000%, 10-1-23	2,000	2,074
Miami-Dade Cnty, FL, Aviation Rev Bonds, Ser 2019A, 4.000%, 10-1-44	1,500	1,659

MUNICIPAL BONDS (Continued)	Principal	Value
Florida (Continued)		
Miami-Dade Cnty, FL, Water and Sewer Sys Rev Rfdg Bonds, Ser 2008B (Insured by AGM), 5.250%, 10-1-22	$5,500	$ 6,150
Mid-Bay Bridge Auth, Springing Lien Rev Bonds, Ser 2011A, 7.250%, 10-1-34	3,500	3,900
Orange Cnty Hlth Fac Auth, Rev Bonds (Presbyterian Ret Cmnty Proj), Ser 2016, 5.000%, 8-1-36	4,125	4,604
Orlando, FL, Greater Orlando Aviation Auth, Arpt Fac Rev Bonds, Ser 2019A:		
4.000%, 10-1-37	5,000	5,652
4.000%, 10-1-39	3,000	3,369
Osceola Cnty, FL, Sales Tax Rev Rfdg Bonds, Ser 2016A, 5.000%, 10-1-37	2,005	2,356
South Lake Cnty Hosp Dist, Rev Bonds (South Lake Hosp, Inc.), Ser 2009A, 6.250%, 4-1-39	1,000	1,002
St. Johns Cnty Indl Dev Auth, Rev Bonds (Presbyterian Ret Cmnty Proj), Ser 2010A, 5.875%, 8-1-40	4,000	4,148
St. Lucie, FL, Util Sys Rfdg Rev Bonds, Ser 2016, 4.000%, 9-1-34	1,000	1,119
Volusia Cnty Edu Fac Auth, Edu Fac Rev Rfdg Bonds (Embry-Riddle Aeronautical Univ, Inc. Proj), Ser 2011, 5.250%, 10-15-22	2,750	2,967
		51,339
Georgia – 3.6%		
Atlanta Arpt, Gen Rev Rfdg Bonds, Ser 2010C, 5.750%, 1-1-23	2,000	2,112
Atlanta, GA, Water and Wastewater Rev Bonds, Ser 2009B: 5.375%, 11-1-39	3,000	3,010
Atlanta, GA, Water and Wastewater Rev Rfdg Bonds, Ser 2019, 4.000%, 11-1-38	4,000	4,656
Brookhaven Dev Auth, Rev Bonds (Children's Hlthcare of Atlanta, Inc.), Ser 2019A, 4.000%, 7-1-44	8,000	8,964
Metro Atlanta Rapid Transit Auth, Sales Tax Rev Bonds, Ser 2015B, 5.000%, 7-1-43	8,325	9,872
		28,614
Hawaii – 0.4%		
HI Arpt Sys Rev Bond, Rfdg Ser 2011, 5.000%, 7-1-21	1,000	1,059
HI Dept of Budget and Fin, Spl Purp Rev Bonds (The Queen's Hlth Sys), Ser 2015A, 5.000%, 7-1-35	1,500	1,731
		2,790

MUNICIPAL BONDS (Continued)	Principal	Value
Idaho – 0.1%		
Boise City, ID, Arpt Rev Rfdg Bonds (Air Terminal Fac Proj), Ser 2011, 5.750%, 9-1-20	$1,000	$ 1,039
Illinois – 4.0%		
Belleville, IL, Tax Incr Rfdg Rev Bonds (Frank Scott Pkwy Redev Proj), Ser 2007A:		
5.000%, 5-1-26	105	105
5.700%, 5-1-36	1,750	1,750
Build IL Sales Tax Rev Bonds, Ser 2011, 5.000%, 6-15-27	500	525
Chicago O'Hare Intl Arpt, Gen Arpt Sr Lien Rev Bonds, Ser 2016D (Insured by BAMAC), 5.250%, 1-1-37	2,500	3,042
Chicago O'Hare Intl Arpt, Gen Arpt Sr Lien Rev Rfdg Bonds, Ser 2015B, 5.000%, 1-1-34	1,000	1,157
Chicago O'Hare Intl Arpt, Gen Arpt Sr Lien Rev Rfdg Bonds, Ser 2016C, 5.000%, 1-1-34	1,500	1,773
City of Chicago, Gen Arpt Sr Lien Rev and Rev Rfdg Bonds (Chicago O'Hare Intl Arpt), Ser 2018A (Insured by AGM), 5.000%, 1-1-38	605	735
IL Fin Auth, DePaul Univ Rev Bonds, Ser 2016, 5.000%, 10-1-41	2,410	2,832
IL Fin Auth, Rev Rfdg Bonds (DePaul Univ), Ser 2016A, 4.000%, 10-1-34	2,000	2,227
IL Metro Pier and Exposition Auth, McCormick Place Expansion Proj Rfdg Bonds, Ser 2010B-1, 0.000%, 6-15-43 (B)	2,000	894
IL Muni Elec Agy, Power Supply Sys Rev Rfdg Bonds, Ser 2015A, 5.000%, 2-1-32	3,695	4,317
IL Sales Tax Rev Bonds (Jr Oblig), Ser 2013, 5.000%, 6-15-26	2,000	2,182
IL State Toll Hwy Auth, Toll Hwy Sr Rev Bonds, Ser 2013A, 5.000%, 1-1-35	4,100	4,534
IL State Toll Hwy Auth, Toll Hwy Sr Rev Bonds, Ser 2015B, 5.000%, 1-1-37	2,000	2,332
Rgnl Trans Auth, Cook, DuPage, Kane, Lake, McHenry and Will Cnty, IL, GO Bonds, Ser 2002A, 6.000%, 7-1-24	3,080	3,702
		32,107
Indiana – 0.3%		
IN Muni Power Agy, Power Supply Sys Rfdg Rev Bonds, Ser 2016A, 5.000%, 1-1-37	1,000	1,191
IN Muni Power Agy, Power Supply Sys Rfdg Rev Bonds, Ser 2016C, 5.000%, 1-1-39	1,000	1,185
		2,376

SCHEDULE OF INVESTMENTS IVY MUNICIPAL BOND FUND *(in thousands)*

SEPTEMBER 30, 2019 (UNAUDITED)

MUNICIPAL BONDS (Continued)	Principal	Value
Iowa – 0.7%		
Ames, IA, Hosp Rev Rfdg Bonds (Mary Greeley Med Ctr), Ser 2016, 4.000%, 6-15-35	$ 1,510	$ 1,663
IA Higher Edu Loan Auth, Private College Fac Rev and Rfdg Bonds (Upper IA Univ Proj), Ser 2010, 6.000%, 9-1-39	2,145	2,236
IA Higher Edu Loan Auth, Private College Fac Rev Bonds (Upper IA Univ Proj), Ser 2012, 5.000%, 9-1-33	1,750	2,001
		5,900
Kansas – 0.4%		
Overland Park, KS, Trans Dev Dist, Sales Tax Rev Bonds (Oak Park Mall Proj), Ser 2010, 5.900%, 4-1-32	2,175	2,208
Shawnee Cnty, KS, Cert of Part (First Responders Comm Proj), Ser 2012, 5.000%, 9-1-24	1,050	1,086
		3,294
Kentucky – 1.0%		
KY Econ Dev Fin Auth, Hosp Rev Bonds, Ser 2010A:		
5.500%, 6-1-21	500	514
6.375%, 6-1-40	4,500	4,646
6.500%, 3-1-45	2,675	2,764
		7,924
Louisiana – 3.6%		
Jefferson Parish Hosp Dist No. 1, Parish of Jefferson, LA, Hosp Rev Bonds, Ser 1998B, 5.250%, 1-1-28	1,000	1,030
Jefferson Sales Tax Dist., Parish of Jefferson, LA, Spl Sales Tax Rev Bonds, Ser 2017B (Insured by AGM), 5.000%, 12-1-42	5,000	6,010
LA Citizens Prop Ins Corp., Assmt Rev Rfdg Bonds, Ser 2012, 5.000%, 6-1-24	500	549
LA Gasoline and Fuels Tax, Rev Rfdg Bonds, Ser 2015A, 5.000%, 5-1-41	4,000	4,659
LA Local Govt Envirnmt Fac and Cmnty Dev Auth, Hosp Rev Bonds (Women's Hosp Fndtn Gulf Opp Zone Proj), Ser 2010B, 6.000%, 10-1-44	6,000	6,280
Lafayette Pub Trust Fin Auth, Rev Bonds (Ragin' Cajun Fac, Inc. Hsng and Prkg Proj), Ser 2010, 5.250%, 10-1-20	2,040	2,112
New Orleans, LA, GO Rfdg Bonds, Ser 2012 (Insured by AGM):		
5.000%, 12-1-25	1,500	1,655
5.000%, 12-1-26	3,500	3,874
5.000%, 12-1-27	1,500	1,660

MUNICIPAL BONDS (Continued)	Principal	Value
Louisiana (Continued)		
Rgnl Transit Auth, New Orleans, LA, Sales Tax Rev Bonds, Ser 2010 (Insured by AGM), 5.000%, 12-1-22	$ 1,000	$ 1,041
		28,870
Maine – 0.3%		
ME Tpk Auth, Tpk Rev Rfdg Bonds, Ser 2015, 5.000%, 7-1-34	2,255	2,651
Maryland – 2.4%		
Baltimore, MD, Proj Rev Bonds (Stormwater Proj), Ser 2019A, 4.000%, 7-1-44	5,000	5,648
Baltimore, MD, Proj Rev Bonds (Wastewater Proj), Ser 2019A, 4.000%, 7-1-44	3,500	3,954
Baltimore, MD, Proj Rev Bonds (Water Proj), Ser 2019A, 4.000%, 7-1-44	6,500	7,337
MD Econ Dev Corp., Econ Dev Rev Bonds (Terminal Proj), Ser B, 5.750%, 6-1-35	1,750	1,801
		18,740
Massachusetts – 0.4%		
MA Dev Fin Agy, Rev Bonds, Foxborough Rgnl Charter Sch Issue, Ser 2010, 6.375%, 7-1-30	2,215	2,297
MA Edu Fin Auth, Edu Loan Rev Bonds, Issue I, Ser 2009, 6.000%, 1-1-28	230	232
MA Hlth and Edu Fac Auth, Rev Bonds, Springfield College Issue, Ser 2010, 5.625%, 10-15-40	1,000	1,002
		3,531
Michigan – 2.3%		
Lincoln Consolidated Sch Dist, Cnty of Washtenaw and Wayne, MI, Rfdg Bonds, Ser 2016A, 5.000%, 5-1-35	500	592
MI Fin Auth, Hosp Rev and Rfdg Bonds (Trinity Hlth Credit Group), Ser 2015MI, 5.000%, 12-1-35	3,000	3,256
MI State Bldg Auth, Rev and Rfdg Bonds (Fac Prog), Ser 2015I, 5.000%, 4-15-34	3,000	3,545
MI State Bldg Auth, Rev and Rfdg Bonds (Fac Prog), Ser 2016I, 4.000%, 10-15-36	1,000	1,110
MI State Hosp Fin Auth, Hosp Rev and Rfdg Bonds (Henry Ford Hlth Sys), Ser 2009, 5.750%, 11-15-39	5,000	5,026
MI State Hosp Fin Auth, Var Rate Rev Bonds (Ascension Hlth Credit Group), Ser 1999B-4, 5.000%, 11-15-32	2,000	2,351

MUNICIPAL BONDS (Continued)	Principal	Value
Michigan (Continued)		
Sparta Area Sch, 2016 Sch Bldg and Site Bonds (Kent and Ottawa Cnty, MI), Ser I, 5.000%, 5-1-46	$2,000	$ 2,330
		18,210
Minnesota – 0.3%		
Minneapolis-St. Paul Metro Arpt Comsn, Sub Arpt Rev Rfdg Bonds, Ser 2010D, 5.000%, 1-1-20	2,500	2,522
Missouri – 2.5%		
Broadway-Fairview Trans Dev Dist (Columbia, MO), Trans Sales Tax Rev Bonds, Ser 2006A, 6.125%, 12-1-36	175	114
Hlth and Edu Fac Auth, Hlth Fac Rev Bonds (Mosaic Hlth Sys), Ser 2019A, 4.000%, 2-15-44	600	667
Indl Dev Auth of Joplin, MO, Hlth Fac Rev Bonds (Freeman Hlth Sys), Ser 2011, 5.500%, 2-15-31	750	785
Kansas City, MO, Spl Oblig Impvt and Rfdg Bonds (Downtown Arena Proj), Ser 2016E, 5.000%, 4-1-40	2,000	2,289
MO Joint Muni Elec Util Comsn, Power Proj Rev Rfdg Bonds (Prairie State Proj), Ser 2015A:		
5.000%, 12-1-29	1,550	1,830
5.000%, 12-1-30	1,200	1,412
5.000%, 12-1-31	1,000	1,174
MO Joint Muni Elec Util Comsn, Power Proj Rev Rfdg Bonds (Iatan 2 Proj), Ser 2015A:		
5.000%, 12-1-36	5,650	6,569
5.000%, 12-1-37	1,000	1,160
MO Joint Muni Elec Util Comsn, Power Proj Rev Rfdg Bonds (Prairie State Proj), Ser 2016A, 5.000%, 12-1-40	1,000	1,169
St. Louis Cnty, MO, Indl Dev Auth, Sr Living Fac Rev Bonds (Friendship Vlg Sunset Hills), Ser 2012, 5.000%, 9-1-32	1,120	1,199
St. Louis Muni Fin Corp., Compound Int Leasehold Rev Bonds (Convention Ctr Cap Impvt Proj), Ser 2010A (Insured by AGM), 0.000%, 7-15-36 (B)	2,350	1,446
		19,814
Montana – 0.1%		
MT Fac Fin Auth, Rev Rfdg Bonds (SCL Hlth Sys), Ser 2019A, 4.000%, 1-1-37	500	571
Nebraska – 0.9%		
Hall Cnty Sch Dist 0002, GO Bonds (Grand Island Pub Sch), Ser 2014, 5.000%, 12-15-39	3,270	3,870

SCHEDULE OF INVESTMENTS IVY MUNICIPAL BOND FUND *(in thousands)*

MUNICIPAL BONDS (Continued)	Principal	Value
Nebraska (Continued)		
Hosp Auth No. 1 of Sarpy Cnty, NE, Hlth Fac Rev Bonds (Immanuel Oblig Group), Ser 2010, 5.625%, 1-1-40	$ 1,000	$1,009
Omaha, NE, Pub Power Dist, Separate Elec Sys Rev Bonds (NE City 2), Ser 2015A, 5.000%, 2-1-33	1,000	1,164
Omaha, NE, Pub Power Dist, Separate Elec Sys Rev Bonds (NE City 2), Ser 2016A, 5.000%, 2-1-41	1,000	1,160
		7,203
Nevada – 0.7%		
Las Vegas Vly Water Dist., Water Impvt and Rfdg GO Bonds, Ser 2016A, 5.000%, 6-1-41	5,000	5,939
New Hampshire – 0.7%		
Business Fin Auth, Rev Bonds, Elliot Hosp Oblig Group Issue, Ser 2009A, 6.125%, 10-1-39	1,635	1,635
NH Hlth and Edu Fac Auth, Rev Bonds, Rivermead Issue, Ser 2011A, 6.875%, 7-1-41	1,150	1,217
NH Hlth and Edu Fac Auth, FHA Insd Mtg Rev Bonds, LRG Hlthcare Issue, Ser 2009 (Insured by FHA), 7.000%, 4-1-38	2,485	2,485
		5,337
New Jersey – 3.4%		
Hudson Cnty Impvt Auth (Hudson Cnty, NJ), Fac Lease Rev Rfdg Bonds (Hudson Cnty Lease Proj), Ser 2010, 5.375%, 10-1-21	2,500	2,697
NJ Econ Dev Auth, Rev Bonds (Provident Group-Montclair Ppty LLC - Montclair St Univ Student Hsng Proj), Ser 2010A, 5.750%, 6-1-31	3,750	3,862
NJ Econ Dev Auth, Sch Fac Constr Rfdg Bonds, Ser 2011EE, 5.250%, 9-1-24	3,045	3,201
NJ Higher Edu Student Assistance Auth, Student Loan Rev Bonds, Ser 2011-1:		
5.000%, 12-1-19	1,885	1,896
5.500%, 12-1-21	1,145	1,239
NJ Hlth Care Fac Fin Auth, Rev and Rfdg Bonds, Barnabas Hlth Issue, Ser 2011A, 5.625%, 7-1-37	500	537
NJ Trans Trust Fund Auth, Trans Sys Bonds (Cap Apprec Bonds), Ser 2010A, 0.000%, 12-15-40 (B)	10,000	4,879
NJ Trans Trust Fund Auth, Trans Sys Bonds, Ser 2005B, 5.250%, 12-15-22	3,500	3,891

MUNICIPAL BONDS (Continued)	Principal	Value
New Jersey (Continued)		
NJ Trans Trust Fund Auth, Trans Sys Bonds, Ser 2006A (Insured by AGM/CR), 5.500%, 12-15-22	$ 1,500	$ 1,686
Passaic Vly Sewerage Commissioners (NJ), Sewer Sys Bonds, Ser G, 5.750%, 12-1-21	2,935	3,193
		27,081
New York – 11.8%		
Buffalo and Erie Cnty Indl Land Dev Corp., Oblig Group Rev Bonds (Catholic Hlth Sys, Inc. Proj), Ser 2015, 5.250%, 7-1-35	750	881
Dormitory Auth of the State of NY, State Personal Income Tax Rev Bonds (Gen Purp), Ser 2015C (Tax-Exempt), 5.000%, 2-15-38	5,000	5,794
Long Island Power Auth, Elec Sys Gen Rev Bonds, Ser 2014A (Insured by AGM), 5.000%, 9-1-39	1,500	1,725
Metro Trans Auth, Trans Rev Bonds, Ser 2014C, 5.000%, 11-15-36	2,625	3,020
Metro Trans Auth, Trans Rev Bonds, Ser 2015A-2 (SIFMA Municipal Swap Index plus 58 bps), 2.160%, 11-15-39 (A)	6,000	6,003
Metro Trans Auth, Trans Rev Green Bonds, Ser 2016A-1, 5.000%, 11-15-41	2,105	2,469
Metro Trans Auth, Trans Rev Rfdg Bonds, Ser 2015C-1, 5.000%, 11-15-35	2,500	2,931
NY Convention Ctr Dev Corp., Rev Rfdg Bonds (Hotel Unit Fee Secured), Ser 2015, 5.000%, 11-15-34	6,000	7,155
NY Dormitory Auth, Mercy Med Ctr Rev Bonds (Catholic Hlth of Long Island Oblig Group), Ser 1999B (Auction rate), 3.901%, 7-1-29 (A)	7,650	7,650
NYC GO Bonds, Fiscal 2014 Ser G, 5.000%, 8-1-30	1,000	1,148
NYC GO Bonds, Ser 2014D-1, 5.000%, 8-1-30	2,000	2,270
NYC Indl Dev Agy, Pilot Rev Bonds (Yankee Stadium Proj), Ser 2009A:		
0.000%, 3-1-25 (B)	3,175	2,873
0.000%, 3-1-26 (B)	3,185	2,817
0.000%, 3-1-27 (B)	3,000	2,587
NYC Muni Water Fin Auth, Water and Sewer Sys Second Gen Resolution Rev Bonds, Ser 2015HH, 5.000%, 6-15-37	10,000	11,762
NYC Muni Water Fin Auth, Water and Sewer Sys Second Gen Resolution Rev Bonds, Fiscal 2020 Ser AA, 4.000%, 6-15-40	1,000	1,151

MUNICIPAL BONDS (Continued)	Principal	Value
New York (Continued)		
NYC Transitional Fin Auth, Bldg Aid Rev Bonds, Ser S-3, 5.000%, 7-15-36	$ 2,000	$ 2,493
NYC Transitional Fin Auth, Bldg Aid Rev Bonds, Ser 2016S-1, 5.000%, 7-15-37	1,000	1,186
NYC Transitional Fin Auth, Future Tax Secured Sub Bonds, Ser 2015B-1, 5.000%, 8-1-39	6,000	6,929
NYC Transitional Fin Auth, Future Tax Secured Tax-Exempt Sub Bonds, Ser 2013I, 5.000%, 5-1-29	3,000	3,368
NYC Transitional Fin Auth, Future Tax Secured Tax-Exempt Sub Bonds, Ser 2018A-2, 5.000%, 8-1-37	5,360	6,530
Util Debt Securitization Auth, Restructuring Bonds, Ser 2013TE, 5.000%, 12-15-31	10,000	11,475
		94,217
North Carolina – 1.1%		
NC Tpk Auth, Triangle Expressway Sys Rev Bonds, Ser 2009B (Insured by Assured Guaranty Corp.), 0.000%, 1-1-34 (B)	10,000	6,778
NC Tpk Auth, Triangle Expressway Sys Rev Bonds, Ser 2009A, 0.000%, 1-1-37 (B)	3,500	2,135
		8,913
Ohio – 1.4%		
Greene Cnty Port Auth, Adult Svc Fac Rev Bonds (Greene, Inc. Proj), Ser 2009, 7.500%, 12-1-33	1,000	1,010
OH Air Quality Dev Auth, Air Quality Rev Bonds (OH Vly Elec Corp. Proj), Ser 2009E, 5.625%, 10-1-19	2,000	2,000
OH Air Quality Dev Auth, Envirnmt Impvt Rev Bonds (Buckeye Power, Inc. Proj), Ser 2010, 5.750%, 12-1-30	5,000	5,243
OH Hosp Fac Rev Bonds (Summa Hlth Sys 2010 Proj): 5.750%, 11-15-40	1,000	1,026
OH Hosp Rev Bonds (Cleveland Clinic Hlth Sys Oblig Group), Ser 2019B, 4.000%, 1-1-42 (C)	2,000	2,254
		11,533
Oregon – 1.0%		
Port of Portland, OR, Portland Intl Arpt Rfdg Rev Bonds, Ser Twenty-Three:		
5.000%, 7-1-33	5,000	5,888
5.000%, 7-1-34	1,000	1,175
Port of Portland, Portland Intl Arpt, Rev Bonds, Subser 20C, 5.000%, 7-1-22	1,000	1,026
		8,089

SCHEDULE OF INVESTMENTS IVY MUNICIPAL BOND FUND *(in thousands)*

MUNICIPAL BONDS (Continued)	Principal	Value
Pennsylvania – 4.0%		
PA Auth for Indl Dev, Rev Bonds (MaST Charter Sch Proj), Ser 2010, 6.000%, 8-1-35	$ 750	$ 778
PA Higher Edu Fac Auth, Rev Bonds (Shippensburg Univ Student Svc, Inc. Student Hsng Proj at Shippensburg Univ of PA), Ser 2011, 6.000%, 10-1-26	3,000	3,278
PA Tpk Comsn, Tpk Sub Rev Bonds, Ser 2009C, 6.250%, 6-1-33	4,000	5,102
PA Tpk Comsn, Tpk Sub Rev Bonds, Ser 2009D, 5.500%, 12-1-41	3,000	3,021
PA Tpk Comsn, Tpk Sub Rev Bonds, Ser 2010 B-2: 5.750%, 12-1-28	10,000	10,516
PA Tpk Comsn, Tpk Sub Rev Rfdg Bonds, Ser 2016, 5.000%, 6-1-38	1,000	1,153
Philadelphia Auth Indl Dev, Rev Bonds (Mariana Bracetti Academy Charter Sch Proj), Ser 2011, 7.250%, 12-15-31	3,000	3,258
Philadelphia, PA, Arpt Rev Bonds, Ser 2010D, 5.250%, 6-15-22	5,000	5,129
		32,235
Puerto Rico – 0.1%		
PR Aqueduct and Sewer Auth, Rev Bonds, Ser A, 5.000%, 7-1-28	1,000	1,027
South Carolina – 0.5%		
SC Jobs - Econ Dev Auth, Student Hsng Rev Bonds (Coastal Hsng Fndtn LLC Proj), Ser 2009A, 6.500%, 4-1-42	4,015	4,118
Tennessee – 1.2%		
Memphis-Shelby Cnty Arpt Auth, Arpt Rfdg Rev Bonds, Ser 2010B, 5.750%, 7-1-25	750	774
Memphis-Shelby Cnty Arpt Auth, Arpt Rfdg Rev Bonds, Ser 2011A-1, 5.750%, 7-1-20	1,330	1,371
Metro Nashville Arpt Auth, Arpt Impvt Rev Bonds, Ser 2015B, 5.000%, 7-1-40	4,200	4,805
The Hlth and Edu Fac Board of Johnson City, TN, Hosp Rfdg Rev Bonds (Mountain States Hlth Alliance), Ser 2010A, 6.500%, 7-1-38	2,500	2,596
		9,546
Texas – 12.7%		
Alamo Cmnty College Dist, Ltd. Tax and Rfdg Bonds, Ser 2017, 5.000%, 8-15-38	6,040	7,421
Austin, TX, Arpt Sys Rev Bonds (Travis, Williamson and Hays Cntys), Ser 2014, 5.000%, 11-15-39	$ 1,000	$ 1,136
Bexar Cnty Hlth Fac Dev Corp., Rev Bonds (Army Ret Residence Fndtn Proj), Ser 2010, 6.200%, 7-1-45	3,250	3,366
Cap Area Cultural Edu Fac Fin Corp., Rev Bonds (The Roman Catholic Diocese of Austin), Ser 2005B, 6.125%, 4-1-45	1,000	1,021
Clifton Higher Edu Fin Corp., Edu Rev Bonds (IDEA Pub Sch), Ser 2011, 5.750%, 8-15-41	500	540
Clifton Higher Edu Fin Corp., Edu Rev Bonds (Uplift Edu), Ser 2014A, 4.250%, 12-1-34	3,000	3,173
Clint Independent Sch Dist, Unlimited Tax Sch Bldg Bonds (El Paso Cnty, TX), Ser 2015, 5.000%, 8-15-39	1,960	2,298
Houston Higher Edu Fin Corp., Edu Rev Bonds (Cosmos Fndtn, Inc.), Ser 2011A: 6.500%, 5-15-31	1,000	1,080
Houston, TX, Arpt Sys, Sub Lien Rev Rfdg Bonds, Ser 2012A, 5.000%, 7-1-32	500	540
Houston, TX, Combined Util Sys, First Lien Rev Rfdg Bonds, Ser 2019B:		
4.000%, 11-15-38	1,000	1,161
4.000%, 11-15-39	2,000	2,317
North Harris Cnty Rgnl Water Auth, Sr Lien Rev and Rfdg Bonds, Ser 2016, 4.000%, 12-15-35	3,090	3,460
North TX Twy Auth, Sys Rev Rfdg Bonds, Ser 2008D, 0.000%, 1-1-30 (B)	26,000	20,904
San Antonio, TX, Water Sys Jr Lien Rev and Rfdg Bonds, Ser 2015B, 5.000%, 5-15-39	1,805	2,099
TX Private Activity Bond Surface Trans Corp., Sr Lien Rev Bonds (North Tarrant Express Managed Lanes Proj), Ser 2009, 6.875%, 12-31-39	2,500	2,536
TX Private Activity Bond Surface Trans Corp., Sr Lien Rev Bonds (LBJ Infra Group LLC IH-635 Managed Lanes Proj), Ser 2010:		
7.500%, 6-30-33	3,000	3,146
7.000%, 6-30-40	5,000	5,214
TX Pub Fin Auth Charter Sch Fin Corp., Edu Rev Bonds (Cosmos Fndtn, Inc.), Ser 2010A, 6.200%, 2-15-40	2,500	2,543
TX Pub Fin Auth, TX Southn Univ Rev Fin Sys Bonds, Ser 2016 (Insured by BAMAC), 4.000%, 5-1-33	500	544
TX Pub Fin Auth, TX Southn Univ Rev Fin Sys Bonds, Ser 2011, 6.750%, 5-1-26	$ 3,740	$ 3,990
TX Tpk Auth, Cent TX Tpk Sys, First Tier Rev Bonds, Ser 2002A (Insured by BHAC): 0.000%, 8-15-26 (B)	24,500	21,654
TX Trans Comsn, Cent TX Tpk Sys Rev Bonds (First Tier Rev Rfdg Bonds), Ser 2015-B, 5.000%, 8-15-37	1,000	1,138
TX Water Dev Board, State Water Implementation Rev Fund for TX Rev Bonds, Ser 2018B, 5.000%, 10-15-38	8,000	9,991
		101,272
Utah – 0.2%		
UT State Charter Sch Fin Auth, Charter Sch Rev Bonds (Syracuse Arts Acadamy Proj), Ser 2017, 5.000%, 4-15-37	1,000	1,157
Washington – 1.2%		
Port of Seattle, Intermediate Lien Rev Rfdg Bonds, Ser 2015B, 5.000%, 3-1-35	2,000	2,294
Snohomish Cnty, WA, Pub Util Dist No. 1, Elec SysRev Bonds, Ser 2015, 5.000%, 12-1-40	1,000	1,172
WA Hlth Care Fac Auth, Rev Bonds (Providence Hlth & Svc), Ser 2014D, 5.000%, 10-1-38	5,000	5,726
		9,192
Wisconsin – 1.1%		
Milwaukee Cnty, WI, Arpt Rev Rfdg Bonds, Ser 2010B, 5.000%, 12-1-19	1,000	1,006
WI Hlth and Edu Fac Auth, Rev Bonds (Ascension Sr Credit Group), Ser 2016A, 4.000%, 11-15-33	1,000	1,111
WI Hlth and Edu Fac Auth, Rev Bonds (Aurora Hlth Care, Inc.), Ser 2010A, 5.625%, 4-15-39	1,500	1,534
WI Hlth and Edu Fac Auth, Rev Bonds (Med College of WI, Inc.), Ser 2016, 5.000%, 12-1-41	4,000	4,707
		8,358
TOTAL MUNICIPAL BONDS – 93.0%		**$742,522**
(Cost: $679,691)		

SCHEDULE OF INVESTMENTS IVY MUNICIPAL BOND FUND *(in thousands)*

SEPTEMBER 30, 2019 (UNAUDITED)

SHORT-TERM SECURITIES	Principal	Value
Master Note – 0.0%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 2.170%, 10-7-19 (D)	$ 274	$ 274
Municipal Obligations – 4.7%		
CA Statewide Cmnty Dev Auth, Multifam Hsng Rev Bonds (Wyndover Apts), Ser 2004 LL (GTD by FNMA) (BVAL plus 10 bps), 1.520%, 10-7-19 (D)	1,050	1,050
CO Hsng and Fin Auth, Multifam Hsng Rev Bonds (Greentree Vlg Apts Proj), Ser 2007 (GTD by U.S. Bank N.A.) (BVAL plus 24 bps), 1.580%, 10-7-19 (D)	4,990	4,990
Columbus Rgnl Arpt Auth, Cap Funding Rev Bonds (OASBO Expanded Asset Pooled Fin Prog), Sr Ser 2006 (GTD by U.S. Bank N.A.) (BVAL plus 13 bps), 1.570%, 10-7-19 (D)	4,900	4,900
FL Muni Power Agy, All-Requirements Power Supply Proj Var Rate Demand Rfdg Rev Bonds, Ser 2008C (GTD by Bank of America N.A.) (BVAL plus 25 bps), 1.840%, 10-1-19 (D)	2,660	2,660
LA Pub Fac Auth, Var Rate Rev Rfdg Bonds (CHRISTUS Hlth), Ser 2009B-1 (GTD by Bank of New York Mellon (The)) (BVAL plus 25 bps), 1.600%, 10-7-19 (D)	$4,505	$4,505
MI Strategic Fund, Var Rate Demand Ltd. Oblig Rev Bonds, Ser 2007 (GTD by Air Prods and Chemicals, Inc.) (BVAL plus 23 bps), 1.830%, 10-1-19 (D)	3,270	3,270
SC Pub Svc Auth, Rev Commercial Paper Notes, Ser DD (GTD by Bank of America N.A.):		
2.320%, 10-1-19	2,200	2,200
2.250%, 11-14-19	2,200	2,200
Sheridan Redev Agy CO Tax, Var Rfdg S Santa Fe Dr Corridor Redev PJ, Ser A-1 (GTD by JPMorgan Chase & Co.) (BVAL plus 24 bps), 1.600%, 10-7-19 (D)	6,500	6,500
Univ of KS Hosp Auth, Var Rate Demand Hlth Fac Rev Bonds (KU Hlth Sys), Ser 2004 (GTD by U.S. Bank N.A.) (BVAL plus 17 bps), 1.740%, 10-1-19 (D)	2,120	2,120
University of California (1-Month U.S. LIBOR plus 8 bps), 2.070%, 10-7-19 (D)	$2,000	$ 2,000
WI Hlth and Edu Fac Auth, Var Rate Demand Rev Bonds (Wausau Hosp, Inc.), Ser 1998B (GTD by JPMorgan Chase Bank N.A.) (BVAL plus 25 bps), 1.610%, 10-7-19 (D)	1,400	1,400
		37,795
TOTAL SHORT-TERM SECURITIES – 4.7%		$ 38,069
(Cost: $38,069)		
TOTAL INVESTMENT SECURITIES – 100.9%		$806,435
(Cost: $742,302)		
LIABILITIES, NET OF CASH AND OTHER ASSETS (E) – (0.9)%		(7,403)
NET ASSETS – 100.0%		$799,032

Notes to Schedule of Investments

(A)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2019. Description of the reference rate and spread, if applicable, are included in the security description.

(B)Zero coupon bond.

(C)Purchased on a when-issued basis with settlement subsequent to September 30, 2019.

(D)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2019. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

(E)Cash of $386 has been pledged as collateral on open futures contracts.

The following futures contracts were outstanding at September 30, 2019 (contracts unrounded):

Description	Type	Number of Contracts	Expiration Date	Notional Amount	Value	Unrealized Appreciation
U.S. 30-Year Treasury Bond	Short	117	12-31-19	11,700	$(18,991)	$234

SCHEDULE OF INVESTMENTS IVY MUNICIPAL BOND FUND *(in thousands)*

SEPTEMBER 30, 2019 (UNAUDITED)

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2019. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Investment Funds	$25,844	$ —	$ —
Municipal Bonds	—	742,522	—
Short-Term Securities	—	38,069	—
Total	$25,844	$780,591	$ —
Futures Contracts	$ 234	$ —	$ —

The following acronyms are used throughout this schedule:

AGM = Assured Guaranty Municipal
BAMAC = Build America Mutual Assurance Co.
BHAC = Berkshire Hathaway Assurance Corp.
BVAL = Bloomberg Valuation Municipal AAA Benchmark
FHA = Federal Housing Administration
FNMA = Federal National Mortgage Association
GTD = Guaranteed
LIBOR = London Interbank Offered Rate
SIFMA = Securities Industry and Financial Markets Association

See Accompanying Notes to Financial Statements.

PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF SEPTEMBER 30, 2019 (UNAUDITED)

Asset Allocation

Bonds	95.2%
Municipal Bonds	95.2%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	4.8%

Quality Weightings

Investment Grade	46.2%
AAA	0.9%
AA	6.4%
A	19.2%
BBB	19.7%
Non-Investment Grade	49.0%
BB	14.9%
B	9.5%
Below CCC	0.2%
Non-rated	24.4%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	4.8%

Our preference is to always use ratings obtained from Standard & Poor's, Moody's, and Fitch. It is each Portfolio's general policy to classify such security at the lower rating level if only two ratings are available. If more than two ratings are available and a median exists, the median is used. If more than two ratings exist without a median, the lower of the two middle ratings is used. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

SCHEDULE OF INVESTMENTS IVY MUNICIPAL HIGH INCOME FUND *(in thousands)*

MUNICIPAL BONDS	Principal	Value
Alabama – 3.6%		
AL 21st Century Auth, Tob Stlmt Rev Bonds, Ser 2012-A, 5.000%, 6-1-21	$ 1,000	$ 1,059
AL Econ Stlmt Auth, BP Stlmt Rev Bonds, Ser 2016A, 4.000%, 9-15-33	9,000	9,876
Fairfield, AL, GO Warrants, Ser 2012, 6.000%, 6-1-37	8,485	8,506
Jefferson Cnty, AL, Swr Rev Bonds, Ser 2013-D, 6.500%, 10-1-53	10,470	12,620
Lower AL Gas Dist, Gas Proj Rev Bonds, Ser 2016A, 5.000%, 9-1-46	6,000	8,414
UAB Medicine Fin Auth, Rev Bonds, Ser 2019B, 4.000%, 9-1-48	2,500	2,774
		43,249
Alaska – 0.8%		
Northn Tob Securitization Corp., Tob Stlmt Asset-Bkd Bonds, Ser 2006A Sr Cur Int Bonds, 5.000%, 6-1-46	10,000	10,016
Arizona – 2.9%		
AZ Hlth Fac Auth, Rev Bonds (Banner Hlth), Ser 2007B (3-Month U.S. LIBOR*0.67 plus 81 bps), 0.981%, 1-1-37 (A)	10,000	9,801
AZ Indl Dev Auth, Edu Rev and Rfdg Bonds (AZ Agribusiness & Equine Ctr, Inc. Proj), Ser 2017B, 5.000%, 3-1-42	1,500	1,631
Indl Dev Auth of Pima, Edu Rev Bonds (Noah Webster Sch-Pima Proj), Tax-Exempt Ser 2014A, 7.000%, 12-15-43	1,500	1,685
Indl Dev Auth of Tempe, AZ, Rev Rfdg Bonds (Friendship Vlg of Tempe), Ser 2012A:		
6.000%, 12-1-27	2,390	2,544
6.000%, 12-1-32	1,430	1,512
6.250%, 12-1-42	2,150	2,276
6.250%, 12-1-46	2,500	2,645
Indl Dev Auth of Yavapai, Edu Rev Bonds (AZ Agribusiness and Equine Ctr, Inc. Proj), Ser 2011, 7.875%, 3-1-42	5,500	5,998
Maricopa Cnty Indl Dev Auth, Rev Bonds (Banner Hlth), Ser 2019A, 4.000%, 1-1-44	5,000	5,578
Phoenix, AZ, Indl Dev Auth, Student Hsng Rfdg Rev Bonds (Downtown Phoenix Student Hsng LLC-AZ State Univ Proj), Ser 2018A, 5.000%, 7-1-42	1,000	1,169
		34,839

MUNICIPAL BONDS (Continued)	Principal	Value
California – 11.8%		
CA Cnty Tob Securitization Agy, Tob Stlmt Asset-Bkd Bonds (Stanislaus Cnty Tob Funding Corp.), Ser 2006, 0.000%, 6-1-55 (B)	$ 6,250	$ 359
CA Muni Fin Auth, Charter Sch Rev Bonds (Palmdale Aerospace Academy Proj), Ser 2016A:		
5.000%, 7-1-41	1,750	1,928
5.000%, 7-1-46	1,670	1,833
CA Muni Fin Auth, Edu Fac Rev Bonds (King/Chavez Academies Proj), Taxable Ser 2009B, 8.000%, 10-1-22	120	120
CA Muni Fin Auth, Edu Fac Rev Bonds (Literacy First Proj), Ser 2010B, 6.000%, 9-1-30	2,040	2,103
CA Muni Fin Auth, Rev Bonds (Ret Hsng Fndtn Oblig Group), Ser 2017A, 5.000%, 11-15-31	750	977
CA Muni Fin Auth, Rev Rfdg Bonds (HumanGood Oblig Group), Ser 2019A:		
4.000%, 10-1-44	2,000	2,184
5.000%, 10-1-44	2,000	2,346
CA Muni Fin Auth, Sr Lien Rev Bonds (LINXS APM Proj), Ser 2018A:		
4.000%, 12-31-47	6,650	7,196
5.000%, 12-31-47	1,500	1,772
CA Sch Fin Auth, Charter Sch Rev Bonds (Coastal Academy Proj), Ser 2013A, 5.000%, 10-1-42	1,200	1,280
CA Sch Fin Auth, Charter Sch Rev Bonds (Rocketship Pub Sch-Oblig Group), Ser 2017G:		
5.000%, 6-1-47	675	730
5.000%, 6-1-53	675	725
CA Sch Fin Auth, Charter Sch Rev Bonds (Summit Pub Sch-Oblig Group), Ser 2017, 5.000%, 6-1-47	1,500	1,733
CA Sch Fin Auth, Charter Sch Rev Rfdg Bonds (Aspire Pub Sch-Oblig Group), Ser 2016, 5.000%, 8-1-41	1,500	1,679
CA Statewide Cmnty Dev Auth, Edu Fac Rev Bonds (Independence Support LLC Proj), Ser 2015, 7.000%, 6-1-45 (C)	4,000	2,440
CA Statewide Cmnty Dev Auth, Rev Bonds (Lancer Plaza Proj), Ser 2013:		
5.625%, 11-1-33	1,400	1,589
5.875%, 11-1-43	1,890	2,135

MUNICIPAL BONDS (Continued)	Principal	Value
California (Continued)		
CA Statewide Cmnty Dev Auth, Rev Bonds (Loma Linda Univ Med Ctr), Ser 2016A:		
5.000%, 12-1-46	$ 3,000	$ 3,363
5.250%, 12-1-56	2,500	2,831
CA Statewide Cmnty Dev Auth, Rfdg Rev Bonds (CA Baptist Univ), Ser 2017A, 5.000%, 11-1-41	1,000	1,157
CA Statewide Cmnty Dev Auth, Sr Living Rev Bonds (Southn CA Presbyterian Homes), Ser 2009:		
6.625%, 11-15-24	2,490	2,506
7.000%, 11-15-29	3,500	3,524
7.250%, 11-15-41	6,000	6,043
CA Statewide Cmnty Dev Auth, Student Hsng Rfdg Rev Bonds (Univ of CA, Irvine East Campus Apt, CHF-Irvine LLC), Ser 2016, 5.000%, 5-15-40	1,500	1,749
Cert of Part, Oro Grande Elem Sch Dist, Ser 2010, 6.125%, 9-15-40	5,000	5,219
Cert of Part, Oro Grande Elem Sch Dist, Ser 2013, 5.125%, 9-15-42	2,760	2,980
Foothill/Eastn Trans Corridor Agy, Toll Road Rfdg Rev Bonds, Ser 2013B-1 (Insured by AGM), 3.950%, 1-15-53	2,800	2,989
Foothill/Eastn Trans Corridor Agy, Toll Road Rfdg Rev Bonds, Ser 2013B-2 (Insured by AGM), 3.500%, 1-15-53	1,600	1,676
Golden State Tob Securitization Corp., Enhanced Tob Stlmt Asset-Bkd Bonds, Ser 2017A-1, 5.000%, 6-1-29	1,250	1,491
Golden State Tob Securitization Corp., Tob Stlmt Asset-Bkd Bonds, Ser 2015A, 5.000%, 6-1-35	6,265	7,386
Golden State Tob Securitization Corp., Tob Stlmt Asset-Bkd Bonds, Ser 2018A-1, 5.000%, 6-1-47	2,000	2,052
Palamar Hlth, Rfdg Rev Bonds, Ser 2016, 4.000%, 11-1-39	8,700	9,183
Palomar Pomerado Hlth, San Diego Cnty, CA, Cert of Part:		
6.625%, 11-1-29	2,000	2,009
6.000%, 11-1-41	3,000	3,154
Redev Agy for Riverside, Interstate 215 Corridor Redev Proj Area, 2010 Tax Alloc Bonds, Ser E, 6.500%, 10-1-40	2,500	2,633

SCHEDULE OF INVESTMENTS IVY MUNICIPAL HIGH INCOME FUND *(in thousands)*

SEPTEMBER 30, 2019 (UNAUDITED)

MUNICIPAL BONDS (Continued)	Principal	Value
California (Continued)		
Redev Agy of San Buenaventura, Merged San Buenaventura Redev Proj, 2008 Tax Alloc Bonds:		
7.750%, 8-1-28	$ 1,000	$ 1,005
8.000%, 8-1-38	1,500	1,508
San Buenaventura Rev Bonds (Cmnty Mem Hlth Sys), Ser 2011:		
8.000%, 12-1-26	1,400	1,581
8.000%, 12-1-31	9,400	10,581
7.500%, 12-1-41	4,000	4,442
San Diego, CA, Tob Stlmt Rev Funding Corp., Tob Stlmt Bonds, Ser 2018C, 4.000%, 6-1-32	900	965
San Francisco City and Cnty Arpt Comsn, San Francisco Intl Arpt Second Ser Rev Bonds, Ser 2019A, 4.000%, 5-1-49	1,250	1,382
San Mateo Cmnty Fac Dist No. 2008-1 (Bay Meadows), Spl Tax Bonds, Ser 2012, 6.000%, 9-1-42	4,000	4,430
Tob Securitization Auth of Southn CA, Tob Stlmt Asset-Bkd Bonds (San Diego Cnty Tob Asset Securitization Corp.), Ser 2006A Sr Current Int Bonds, 5.000%, 6-1-37	13,000	13,070
Tob Securitization Auth of Southn CA, Tob Stlmt Asset-Bkd Bonds (San Diego Cnty Tob Asset Securitization Corp.), Ser A-1, 5.125%, 6-1-46	6,650	6,668
		140,706
Colorado – 2.3%		
AR River Power Auth, CO Power Supply Sys Rev Rfdg Bonds, Ser 2018A, 5.000%, 10-1-43	5,000	5,808
Arkansas River Power Auth, CO, Power Rev Impvt Bonds, Ser 2010, 6.125%, 10-1-40	5,000	5,179
CO High Performance Trans Enterprise, U.S. 36 and I-25 Managed Lanes Sr Rev Bonds, Ser 2014, 5.750%, 1-1-44	3,250	3,560
CO Hlth Fac Auth, Rev Bonds (Total Longterm Care Natl Oblig Group Proj), Ser 2010A, 6.250%, 11-15-40	1,250	1,317
CO Hlth Fac Auth, Rev Rfdg Bonds (SCL Hlth Sys), Ser 2019A, 4.000%, 1-1-38 (D)	1,000	1,132
Denver, CO, Dept of Aviation, Arpt Sys Sub Rev Bonds, Ser 2018A, 4.000%, 12-1-48	5,000	5,442

MUNICIPAL BONDS (Continued)	Principal	Value
Colorado (Continued)		
Pub Auth for CO Enrg, Natural Gas Purchase Rev Bonds, Ser 2008, 6.500%, 11-15-38	$ 3,000	$ 4,582
		27,020
Connecticut – 0.2%		
CT Hlth and Edu Fac Auth, Hlthcare Fac Expansion Rev Bonds (Church Home of Hartford, Inc. Proj), Ser 2016A:		
5.000%, 9-1-46	1,000	1,091
5.000%, 9-1-53	1,600	1,739
		2,830
District Of Columbia – 0.4%		
Metro WA DC Arpt Auth, Arpt Sys Rev and Rfdg Bonds, Ser 2019A, 5.000%, 10-1-49	3,250	3,956
Metro WA DC Arpt Auth, Dulles Toll Road, Second Sr Lien Rev Bonds, Ser 2010B, 6.500%, 10-1-44	1,000	1,340
		5,296
Florida – 6.1%		
Brevard Cnty, FL, Indl Dev Rev Bonds (TUFF FL Tech Proj), Ser 2009:		
6.500%, 11-1-29	3,125	3,134
6.750%, 11-1-39	4,450	4,462
Cap Trust Agy, FL, First Mtg Rev Bonds (Silver Creek St. Augustine Proj), Ser 2014A, 8.250%, 1-1-49 (C)	3,000	1,920
Cap Trust Agy, FL, First Mtg Rev Bonds (Silver Creek St. Augustine Proj), Ser 2016A, 5.750%, 1-1-50 (C)	645	645
Cap Trust Agy, FL, First Mtg Rev Bonds (Silver Creek St. Augustine Proj), Ser 2016B, 7.000%, 1-1-35 (C)	555	555
FL Dev Fin Corp., Edu Fac Rev Bonds (Renaissance Charter Sch, Inc. Proj), Ser 2010A, 6.000%, 9-15-40	8,000	8,195
FL Dev Fin Corp., Edu Fac Rev Bonds (Renaissance Charter Sch, Inc. Proj), Ser 2014A, 6.125%, 6-15-44	5,300	5,722
FL Dev Fin Corp., Edu Fac Rev Bonds (Renaissance Charter Sch, Inc. Proj), Ser 2015A, 6.000%, 6-15-35	2,000	2,220
FL Dev Fin Corp., Rev Bonds (Sculptor Charter Sch Proj), Ser 2008A, 7.250%, 10-1-38	1,860	1,866

MUNICIPAL BONDS (Continued)	Principal	Value
Florida (Continued)		
Lee Cnty Indl Dev Auth, Hlthcare Fac Rfdg Rev Bonds (Cypress Cove at Health Park FL, Inc. Proj), Ser 2012, 6.500%, 10-1-47	$ 9,835	$ 10,967
Martin Cnty Hlth Fac Auth, Hosp Rev Bonds (Cleveland Clinic Hlth Sys Oblig Group), Ser 2019A, 4.000%, 1-1-46	21,500	24,002
Miami-Dade Cnty Indl Dev Auth, Rev Bonds (Youth Co-Op Charter Sch Proj), Ser 2015A, 6.000%, 9-15-45	2,250	2,375
Miami-Dade Cnty, FL, Aviation Rev Bonds, Ser 2019A, 4.000%, 10-1-44	1,500	1,659
Mid-Bay Bridge Auth, 1st Sr Lien Rev Bonds, Ser 2015A, 5.000%, 10-1-40	2,000	2,262
Osceola Cnty, Expressway Sys Rev Bonds (Poinciana Prkwy Proj), Ser 2014A, 5.375%, 10-1-47	2,000	2,196
		72,180
Georgia – 1.3%		
Cobb Cnty, GA, Dev Auth Sr Living Rfdg Rev Bonds (Provident Vlg Creekside Proj), Ser 2016A:		
6.000%, 7-1-36	750	750
6.000%, 7-1-51	4,000	3,825
Main Street Natural Gas, Inc., Gas Supply Rev Bonds, Ser 2019A, 4.000%, 5-15-39	5,500	6,021
Savannah Econ Dev Auth, Rfdg Rev Bonds (The Marshes of Skidaway Island Proj), Ser 2013, 7.250%, 1-1-49	4,000	4,503
		15,099
Guam – 0.4%		
Cert of Part (JFK High Sch Proj), Dept of Edu, GU, Ser 2010A:		
6.625%, 12-1-30	1,400	1,435
6.875%, 12-1-40	3,500	3,601
		5,036
Hawaii – 0.2%		
Dept of Budget and Fin of HI, Spl Purp Sr Living Rev Bonds (15 Craigside Proj), Ser 2009A, 8.750%, 11-15-29	300	303
Kaua'I Cmnty Fac Dist No. 2008-1 (Kukul'ula Dev Proj), Spl Tax Rev Bonds, Ser 2012, 5.750%, 5-15-42	2,000	2,050
		2,353

SCHEDULE OF INVESTMENTS IVY MUNICIPAL HIGH INCOME FUND *(in thousands)*

MUNICIPAL BONDS (Continued)	Principal	Value
Idaho – 0.1%		
ID Hsng and Fin Assoc (Compass Pub Charter Sch, Inc. Proj), Ser 2010A:		
6.250%, 7-1-40	$ 1,000	$ 1,018
6.250%, 7-1-45	550	560
		1,578
Illinois – 8.0%		
Chicago Midway Arpt, Second Lien Rev Rfdg Bonds, Ser 2013B, 5.000%, 1-1-35	3,000	3,295
Chicago Multi-Fam Hsng, Rev Bonds (Goldblatts Supportive Living Proj), Ser 2013, 6.125%, 12-1-43	8,895	7,844
Chicago O'Hare Intl Arpt, Gen Arpt Sr Lien Rev Bonds, Ser 2018B (Insured by AGM), 4.000%, 1-1-44	5,000	5,565
Chicago O'Hare Intl Arpt, Gen Arpt Third Lien Rev Bonds, Ser 2011A: 5.750%, 1-1-39	1,000	1,055
Chicago O'Hare Intl Arpt, Sr Spl Fac Rev Bonds (Trips Oblig Group), Ser 2018, 5.000%, 7-1-48	1,000	1,170
City of Chicago, Gen Arpt Sr Lien Rev and Rev Rfdg Bonds (Chicago O'Hare Intl Arpt), Ser 2018A (Insured by AGM), 4.375%, 1-1-53	5,000	5,578
Cook Cnty, IL, Recovery Zone Fac Rev Bonds (Navistar Intl Corp. Proj), Ser 2010, 6.750%, 10-15-40	6,500	6,733
IL Fin Auth, Multi-Family Hsng Rev Bonds (St. Anthony of Lansing Proj), Ser 2012, 6.500%, 12-1-32	4,545	4,689
IL Fin Auth, Rev and Rfdg Bonds (Roosevelt Univ Proj), Ser 2009: 6.500%, 4-1-44	5,000	5,000
IL Fin Auth, Rev Bonds (Lutheran Home and Svs Oblig Group), Ser 2012, 5.625%, 5-15-42	5,300	5,489
IL Fin Auth, Rev Bonds (Navistar Intl Corp. Proj), Ser 2010, 6.750%, 10-15-40	6,500	6,733
IL Fin Auth, Rev Bonds (NW Mem Hlthcare), Ser 2017A, 4.000%, 7-15-47	5,000	5,487
IL GO Bonds, Ser 2016, 4.000%, 6-1-32	6,410	6,667
SW IL Dev Auth, Local Govt Prog Rev Bonds (City of Belleville-Carlyle/Green Mount Redev Proj-Tax Increment and Sales Tax), Ser 2011A, 7.000%, 7-1-41	6,000	6,009
Illinois (Continued)		
SW IL Dev Auth, Local Govt Prog Rev Rfdg Bonds (Granite City Proj), Ser 2012, 5.250%, 3-1-23	$ 3,095	$ 3,098
SW IL Dev Auth, Sr Care Fac Rev Bonds (Eden Ret Ctr, Inc. Proj), Ser 2006, 5.850%, 12-1-36	2,675	2,560
Upper IL River Vly Dev Auth (Pleasant View Luther Home Proj), Rev Bonds, Ser 2010:		
7.250%, 11-15-40	1,100	1,128
7.375%, 11-15-45	1,500	1,539
Upper IL River Vly Dev Auth, Multi-Fam Hsng Rev Bonds (Deer Park of Huntley Proj), Ser 2012, 6.500%, 12-1-32	4,820	4,894
Vlg of East Dundee, Kane and Cook Cnty, IL, Ltd. Oblig Tax Incr Rev Bonds (Route 25 South Redev Proj), Ser 2012, 5.625%, 12-1-31	1,505	1,518
Vlg of Riverdale, Cook Cnty, IL, Unlimited Tax GO Bonds, Ser 2011, 8.000%, 10-1-36	7,855	8,400
		94,451
Indiana – 1.7%		
City of Carmel, IN, Rev Bonds, Ser 2012A:		
7.000%, 11-15-27 (C)	1,575	94
7.000%, 11-15-32 (C)	2,000	120
7.125%, 11-15-42 (C)	7,500	450
7.125%, 11-15-47 (C)	5,750	345
IN Fin Auth, Midwestn Disaster Relief Rev Bonds (OH Vly Elec Corp. Proj), Ser 2012A, 5.000%, 6-1-39	5,000	5,241
Lake Station 2008 Bldg Corp., Lake Station, IN, First Mtg Bonds, Ser 2010, 6.000%, 7-15-27	5,170	5,359
Terre Haute, IN, Rev Bonds (Westminister Vlg Proj), Ser 2012, 6.000%, 8-1-39	4,000	4,248
Westfield Redev Dist, Tax Incr Rev Bonds of 2009, 6.500%, 2-1-30	2,000	2,034
Whiting, IN, Redev Dist Tax Incr Rev Bonds, Ser 2016, 4.000%, 1-15-32	2,600	2,606
		20,497
Iowa – 0.2%		
IA Fin Auth, Rev and Rfdg Bonds (Childserve Proj), Ser 2015B, 5.000%, 6-1-36	2,425	2,661
Kansas – 1.2%		
Lawrence, KS (The Bowersock Mills & Power Co. Hydroelec Proj), Indl Rev Bonds (Recovery Zone Fac Bonds), Ser 2010A, 7.625%, 8-1-37	$ 7,500	$ 7,823
Lenexa, KS, Hlth Care Fac Rev Bonds (Lakeview Village, Inc.), Ser 2018A:		
4.000%, 5-15-34	1,000	1,056
5.000%, 5-15-39	1,500	1,688
Unif Govt of Wyandotte Cnty, Kansas City, KS, Spl Oblig Rfdg and Impvt Rev Bonds (Wyandotte Plaza Redev Proj), Ser 2016, 5.000%, 12-1-34	3,000	3,123
		13,690
Kentucky – 2.3%		
Kenton Cnty Arpt Board, Cincinnati/Northn KY Intl Arpt Rev Bonds, Ser 2019:		
5.000%, 1-1-44	2,250	2,763
5.000%, 1-1-49	2,250	2,744
KY Econ Dev Fin Auth, Hosp Rev Bonds, Ser 2010A:		
6.375%, 6-1-40	5,500	5,679
6.500%, 3-1-45	2,500	2,583
KY Muni Power Agy, Power Sys Rev Rfdg Bonds (Prarie State Proj), Ser 2019A, 4.000%, 9-1-45	1,500	1,611
KY Pub Trans Infra Auth, First Tier Toll Rev Bonds, Ser 2013A, 5.750%, 7-1-49	4,000	4,497
Murray, KY, Hosp Fac Rev Bonds (Murray-Calloway Cnty Pub Hosp Corp. Proj), Ser 2010, 6.375%, 8-1-40	2,000	2,081
Pub Enrg Auth of KY, Gas Supply Rev Bonds, Ser 2018B, 4.000%, 1-1-49	5,000	5,528
		27,486
Louisiana – 0.4%		
LA Local Govt Envirnmt Fac and Cmnty Dev Auth, Rev and Rfdg Bonds (CDF Hlthcare of LA LLC Proj), Ser 2015A, 5.625%, 6-1-45	4,875	5,112
LA Pub Fac Auth, Solid Waste Disp Fac Rev Bonds (LA Pellets, Inc. Proj-Phase IIA), Ser 2014A, 8.375%, 7-1-39 (C)	13,547	—*
LA Pub Fac Auth, Solid Waste Disp Fac Rev Bonds (LA Pellets, Inc. Proj), Ser 2013B, 10.500%, 7-1-39 (C)	12,202	—*
LA Pub Fac Auth, Solid Waste Disp Fac Rev Bonds (LA Pellets, Inc. Proj), Ser 2015, 7.750%, 7-1-39 (C)	1,977	—*
		5,112

SCHEDULE OF INVESTMENTS IVY MUNICIPAL HIGH INCOME FUND *(in thousands)*

MUNICIPAL BONDS (Continued)	Principal	Value
Maine – 0.1%		
ME Fin Auth, Solid Waste Disp Rev Bonds (Casella Waste Sys, Inc. Proj), Ser 2015R-2, 4.375%, 8-1-35	$ 1,000	$ 1,098
Maryland – 0.2%		
MD Econ Dev Corp., Econ Dev Rev Bonds (Terminal Proj), Ser B, 5.750%, 6-1-35	1,750	1,801
Massachusetts – 0.4%		
MA Dev Fin Agy, Rev Bonds, Foxborough Rgnl Charter Sch Issue, Ser 2010, 7.000%, 7-1-42	4,000	4,170
Michigan – 2.4%		
Detroit, MI, GO Bonds, Ser 2004-A (1) (Insured by AMBAC), 5.250%, 4-1-23	220	219
Econ Dev Corp. of Oakland Cnty, Ltd. Oblig Rev Rfdg Bonds (The Roman Catholic Archdiocese of Detroit), Ser 2011, 6.500%, 12-1-20	2,110	2,139
MI Fin Auth, Hosp Rev Bonds (Henry Ford Hlth Sys), Ser 2019A, 4.000%, 11-15-50	2,000	2,206
MI Fin Auth, Pub Sch Academy Ltd. Oblig Rev Bonds (Hanley Intl Academy, Inc. Proj), Ser 2010A, 6.125%, 9-1-40	4,535	4,572
MI Fin Auth, Pub Sch Academy Ltd. Oblig Rev Bonds (Old Redford Academy Proj), Ser 2010A:		
5.900%, 12-1-30	2,000	2,018
6.500%, 12-1-40	3,000	3,033
MI Pub Edu Fac Auth, Ltd. Oblig Rev Bonds (Old Redford Academy Proj), Ser 2005A, 5.875%, 12-1-30	1,720	1,721
MI Tob Stlmt Fin Auth, Tob Stlmt Asset-Bkd Bonds, Ser 2008A, 6.875%, 6-1-42	7,600	7,696
MI Tob Stlmt Fin Auth, Tob Stlmt Asset-Bkd Bonds, Sr Current Int Bonds, Ser 2007A, 5.125%, 6-1-22	2,915	2,920
The Econ Dev Corp. of Dearborn, MI, Ltd. Oblig Rev and Rfdg Rev Bonds (Henry Ford Vlg, Inc. Proj), Ser 2008, 7.000%, 11-15-38	2,400	2,310
		28,834

MUNICIPAL BONDS (Continued)	Principal	Value
Missouri – 2.5%		
Belton, MO, Tax Incr Rev Bonds (Belton Marketplace Redev Proj), Ser 2012, 6.375%, 12-1-29	$ 45	$ 46
Branson, MO, Indl Dev Auth, Tax Incr Rfdg Rev Bonds (Branson Shoppes Redev Proj), Ser 2017A, 3.900%, 11-1-29	940	971
Broadway–Fairview Trans Dev Dist (Columbia, MO), Trans Sales Tax Rev Bonds, Ser 2006A:		
5.875%, 12-1-31	675	439
6.125%, 12-1-36	875	569
Grindstone Plaza Trans Dev Dist (Columbia, MO), Trans Sales Tax Rev Bonds, Ser 2006A:		
5.250%, 10-1-21	200	200
5.400%, 10-1-26	1,145	1,145
5.500%, 10-1-31	1,925	1,899
5.550%, 10-1-36	1,725	1,661
Hlth and Edu Fac Auth, Hlth Fac Rev Bonds (Mosaic Hlth Sys), Ser 2019A, 4.000%, 2-15-54	1,695	1,853
Kirkwood, MO, Indl Dev Auth, Ret Cmnty Rev Bonds (Aberdeen Heights), Ser 2017A, 5.250%, 5-15-50	4,000	4,470
Lakeside 370 Levee Dist (St. Charles Cnty, MO), Levee Dist Impvt Bonds, Ser 2008, 0.000%, 4-1-55 (B)	3,410	597
MO Dev Fin Board, Infra Fac Rev Bonds (Branson Landing Proj), Ser 2005A, 6.000%, 6-1-20	220	226
St. Louis Muni Fin Corp., Compound Int Leasehold Rev Bonds (Convention Ctr Cap Impvt Proj), Ser 2010A (Insured by AGM):		
0.000%, 7-15-36 (B)	2,250	1,384
0.000%, 7-15-37 (B)	4,000	2,349
Stone Canyon Cmnty Impvt Dist, Independence, MO, Rev Bonds (Pub Infra Impvt Proj), Ser 2007, 5.750%, 4-1-27 (C)	1,250	325
Tax Incr Fin Comsn of Kansas City, MO, Tax Incr Rev Bonds (Brywood Ctr Proj), Ser 2010A, 8.000%, 4-1-33 (C)	3,950	1,580
The Indl Dev Auth of Grandview, MO, Tax Incr Rev Bonds (Grandview Crossing Proj 1), Ser 2006, 5.750%, 12-1-28 (C)	1,000	180

MUNICIPAL BONDS (Continued)	Principal	Value
Missouri (Continued)		
The Indl Dev Auth of Lee's Summit, MO, Infra Fac Rev Bonds (Kensington Farms Impvt Proj), Ser 2007, 5.750%, 3-1-29 (C)	$ 2,185	$ 1,398
The Indl Dev Auth of St. Joseph, MO, Hlthcare Rev Bonds (Living Cmnty of St. Joseph Proj), Ser 2002, 7.000%, 8-15-32	8,090	8,092
		29,384
Montana – 0.1%		
MT Fac Fin Auth, Rev Rfdg Bonds (SCL Hlth Sys), Ser 2019A, 4.000%, 1-1-38 (D)	1,000	1,138
Nebraska – 0.9%		
Cent Plains Enrg Proj, Gas Proj Rev Bonds (Proj No. 3), Ser 2012:		
5.250%, 9-1-37	8,000	8,744
5.000%, 9-1-42	2,000	2,171
		10,915
Nevada – 0.8%		
Director of the State of NV, Dept of Business and Industry Charter Sch Lease Rev Bonds (Somerset Academy), Ser 2015A, 5.125%, 12-15-45	2,515	2,737
NV Dept of Business and Industry, Charter Sch Lease Rev Bonds (Somerset Academy), Ser 2018A, 5.000%, 12-15-48	500	540
Reno, NV, Cap Impvt Rev Rfdg Bonds, Ser 2019A-1:		
3.750%, 6-1-39	3,165	3,378
4.000%, 6-1-46	2,000	2,168
Reno, NV, First Lien Sales Tax Rev Rfdg Bonds (Retrac-Reno Trans Rail Access Corridor Proj), Ser 2018A (Insured by AGM), 5.000%, 6-1-48	1,000	1,203
		10,026
New Hampshire – 0.2%		
NH Hlth and Edu Fac Auth, Rev Bonds, Rivermead Issue, Ser 2011A, 6.875%, 7-1-41	2,300	2,434

MUNICIPAL BONDS (Continued)

	Principal	Value
New Jersey – 1.9%		
NJ Econ Dev Auth, Cigarette Tax Rev Rfdg Bonds, Ser 2012:		
5.000%, 6-15-26	$ 1,000	$ 1,075
5.000%, 6-15-28	1,000	1,073
5.000%, 6-15-29	500	535
NJ Econ Dev Auth, Spl Fac Rev Bonds (Continental Airlines, Inc. Proj), Ser 1999,		
5.125%, 9-15-23	2,000	2,153
NJ Hlth Care Fac Fin Auth, Rev and Rfdg Bonds (Univ Hosp Issue), Ser 2015A,		
5.000%, 7-1-46	2,355	2,670
NJ Tpk Auth, Tpk Rev Bonds, Ser 2019A,		
4.000%, 1-1-48	2,500	2,797
NJ Trans Trust Fund Auth, Trans Prog Bonds, Ser 2019AA,		
4.500%, 6-15-49	5,000	5,464
Tob Stlmt Fin Corp., Tob Stlmt Bonds, Ser 2018B,		
5.000%, 6-1-46	6,000	6,620
		22,387
New Mexico – 0.4%		
NM Hosp Equip Loan Council, Hosp Impvt and Rfdg Rev Bonds (Gerald Champion Rgnl Med Ctr Proj), Ser 2012A,		
5.500%, 7-1-42	4,750	5,142
New York – 4.0%		
Dormitory Auth, Sch Dist Rev Bond Fin Prog, Ser 2010A (Insured by AGM):		
5.000%, 10-1-22	1,000	1,039
Metro Trans Auth, Trans Rev Green Bonds, Ser 2019B,		
4.000%, 11-15-50	5,000	5,530
MTA Hudson Rail Yards Trust Oblig, Ser 2016A,		
5.000%, 11-15-56	5,000	5,572
Nassau Cnty Indl Dev Agy, Continuing Care Ret Cmnty Rev Bonds (Amsterdam at Harborside Proj), Ser 2014A4,		
6.700%, 1-1-49	8,750	8,750
Nassau Cnty Indl Dev Agy, Continuing Care Ret Cmnty Rev Bonds (Amsterdam at Harborside Proj), Ser 2014A5,		
6.700%, 1-1-49	2,875	2,875
Nassau Cnty Indl Dev Agy, Continuing Care Ret Cmnty Rev Bonds (Amsterdam at Harborside Proj), Ser 2014B,		
5.500%, 7-1-20	1,488	1,488
Nassau Cnty Indl Dev Agy, Continuing Care Ret Cmnty Rev Bonds (Amsterdam at Harborside Proj), Ser 2014C,		
2.000%, 1-1-49	10,988	1,785

MUNICIPAL BONDS (Continued)

	Principal	Value
New York (Continued)		
Nassau Cnty Tob Stlmnt Corp., Tob Stlmnt Asset-Bkd Bonds, Ser 2006A-3 Sr Current Int Bonds,		
5.125%, 6-1-46	$10,000	$ 10,000
NY Cntys Tob Trust VI, Tob Stlmt Pass-Through Bonds, Ser 2016A,		
5.000%, 6-1-51	1,000	1,045
NY Trans Dev Corp., Spl Fac Rev Bonds (Delta Air Lines, Inc.-LaGuardia Arpt Terminals C&D Redev Proj), Ser 2018,		
4.000%, 1-1-36	1,000	1,093
The Orange Co. Funding Corp. (NY), Assisted Living Residence Rev Bonds (The Hamlet at Wallkill Assisted Living Proj), Ser 2012,		
6.500%, 1-1-46	5,000	5,187
Westchester Tob Asset Securitization Corp., Tob Stlmt Bonds, Ser 2016B,		
5.000%, 6-1-41	2,500	2,751
		47,115
North Carolina – 1.0%		
NC Med Care Comsn, Hlth Care Fac Rev Bonds (Novant Hlth Oblig Group), Ser 2019A,		
3.125%, 11-1-49	8,500	8,653
NC Med Care Comsn, Ret Fac First Mtg Rev Bonds (Galloway Ridge Proj), Ser 2010A,		
6.000%, 1-1-39	1,520	1,533
NC Tpk Auth, Monroe Expressway Toll Rev Bonds, Ser 2016C,		
0.000%, 7-1-41 (B)	4,160	1,581
		11,767
Ohio – 2.2%		
Buckeye Tob Stlmt Fin Auth, Tob Stlmt Asset-Bkd Bonds, Ser 2007,		
5.125%, 6-1-24	2,835	2,835
Buckeye Tob Stlmt Fin Auth, Tob Stlmt Asset-Bkd Bonds, Ser 2007A-2,		
5.875%, 6-1-47	10,000	10,044
Cleveland-Cuyahoga Cnty Port Auth, Dev Rev Bonds (Flats East Dev Proj), Ser 2010B,		
7.000%, 5-15-40	2,410	2,548
Cnty of Muskingum, OH, Hosp Fac Rev Bonds (Genesis Hlth Care Sys Oblig Group Proj), Ser 2013,		
5.000%, 2-15-48	5,000	5,349
Greene Cnty Port Auth, Adult Svc Fac Rev Bonds (Greene, Inc. Proj), Ser 2009,		
7.500%, 12-1-33	4,000	4,040

MUNICIPAL BONDS (Continued)

	Principal	Value
Ohio (Continued)		
Summit Cnty Port Auth, OH (Cleveland-Flats East Dev Proj), Ser 2010B,		
6.875%, 5-15-40	$ 1,155	$ 1,220
		26,036
Oklahoma – 0.3%		
OK Dev Fin Auth, Hlth Sys Rev Bonds (OU Medicine Proj), Ser 2018B,		
5.500%, 8-15-57	3,000	3,571
Oregon – 1.3%		
Hosp Fac Auth of Salem, OR, Rev Rfdg Bonds (Cap Manor, Inc.), Ser 2012,		
6.000%, 5-15-42	1,900	2,064
OR Fac Auth, Rev Bonds (Concordia Univ Proj), Ser 2010A:		
6.125%, 9-1-30	885	923
6.375%, 9-1-40	1,750	1,829
Port of Portland, OR, Portland Intl Arpt Passenger Fac Charge Rev Bonds, Ser 2011A,		
5.500%, 7-1-30	5,000	5,356
Port of Portland, OR, Portland Intl Arpt Rev Bonds, Ser Twenty – Five B,		
5.000%, 7-1-49	3,000	3,644
Salem, OR, Hosp Fac Auth, Rev Bonds (Capital Manor Proj), Ser 2018,		
5.000%, 5-15-53	1,895	2,176
		15,992
Pennsylvania – 6.3%		
Cumberland Cnty Muni Auth, Rfdg Rev Bonds (Asbury PA Oblig Group), Ser 2010,		
6.125%, 1-1-45	5,000	5,043
Cumberland Cnty Muni Auth, Rfdg Rev Bonds (Asbury PA Oblig Group), Ser 2012,		
5.250%, 1-1-41	3,000	3,102
Delaware Cnty Indl Dev Auth, Charter Sch Rev Bonds (Chester Cmnty Charter Sch Proj), Ser 2010A,		
6.125%, 8-15-40	14,290	14,337
Delaware Cnty Indl Dev Auth, PA, Rfdg Rev Bonds (Covanta Proj), Ser 2015A,		
5.000%, 7-1-43	5,000	5,100
PA Higher Edu Fac Auth, Rev Bonds (Edinboro Univ Fndtn Student Hsng Proj at Edinboro Univ of PA), Ser 2010,		
6.000%, 7-1-43	2,530	2,618

SCHEDULE OF INVESTMENTS IVY MUNICIPAL HIGH INCOME FUND *(in thousands)*

MUNICIPAL BONDS (Continued)	Principal	Value
Pennsylvania (Continued)		
PA Higher Edu Fac Auth, Student Hsng Rev Bonds (Univ Ppty, Inc. Student Hsng Proj at East Stroudsburg Univ of PA), Ser 2010,		
6.000%, 7-1-21	$ 1,000	$ 1,030
PA Tpk Comsn, Tpk Sub Rev Bonds, Ser 2009E,		
6.288%, 12-1-38	16,000	20,922
Philadelphia Auth Indl Dev, Rev Bonds (Global Leadership Academy Charter Sch Proj), Ser 2010,		
6.375%, 11-15-40	1,000	1,027
Philadelphia Auth Indl Dev, Rev Bonds (Mariana Bracetti Academy Charter Sch Proj), Ser 2011:		
7.150%, 12-15-36	6,000	6,503
7.625%, 12-15-41	6,925	7,560
Philadelphia Auth Indl Dev, Rev Bonds (New Foundations Charter Sch Proj), Ser 2012,		
6.625%, 12-15-41	3,500	4,064
Philadelphia, PA, Gas Works Rev Bonds (1998 Gen Ordinace), Ninth Ser,		
5.250%, 8-1-40	755	779
The Borough of Langhorne Manor, Higher Edu and Hlth Auth (Bucks Cnty, PA), Hosp Rev Bonds (Lower Bucks Hosp), Ser 1992:		
7.300%, 7-1-12 (C)	1,920	—*
7.350%, 7-1-22 (C)	3,400	—*
Wilkes-Barre Area Sch Dist, Luzerne Cnty, PA, GO Bonds, Ser 2019,		
4.000%, 4-15-54	2,500	2,749
		74,834
Rhode Island – 0.4%		
Tob Stlmt Fin Corp., Tob Stlmt Asset-Bkd Bonds, Ser 2015B,		
5.000%, 6-1-50	5,000	5,350
South Carolina – 0.6%		
Piedmont Muni Pwr Agy, SC, Elec Rev Rfdg Bonds, Ser 2008C,		
5.750%, 1-1-34	1,550	1,663
SC Jobs–Econ Dev Auth, Student Hsng Rev Bonds (Coastal Hsng Fndtn LLC Proj), Ser 2009A,		
6.500%, 4-1-42	5,000	5,129
		6,792
Tennessee – 0.3%		
Metro Nashville Arpt Auth, Arpt Impvt Rev Bonds, Ser 2015A,		
5.000%, 7-1-40	3,000	3,469
Texas – 16.6%		
Arlington, TX, Higher Edu Fin Corp., Edu Rev Bonds (Wayside Sch), Ser 2016A:		
4.375%, 8-15-36	$ 640	$ 651
4.625%, 8-15-46	1,250	1,270
Arlington, TX, Higher Edu Fin Corp., Rev Bonds (Newman Intl Academy), Ser 2016A,		
5.375%, 8-15-36	4,585	4,886
Austin, TX, Arpt Sys Rev Rfdg Bonds, Ser 2019:		
5.000%, 11-15-24	1,650	1,924
5.000%, 11-15-25	1,500	1,792
Bexar Cnty Hlth Fac Dev Corp., Rev Bonds (Army Ret Residence Fndtn Proj), Ser 2010,		
6.200%, 7-1-45	1,750	1,812
Bexar Cnty Hlth Fac Dev Corp., Rev Rfdg Bonds (Army Ret Residence Fndtn Proj), Ser 2016,		
5.000%, 7-15-41	5,395	6,034
Cap Area Cultural Edu Fac Fin Corp., Rev Bonds (The Roman Catholic Diocese of Austin), Ser 2005B,		
6.125%, 4-1-45	3,150	3,218
Cent TX Rgnl Mobility Auth, Sr Lien Rev Bonds, Ser 2010:		
0.000%, 1-1-36 (B)	2,500	1,559
0.000%, 1-1-40 (B)	2,000	1,068
Cent TX Rgnl Mobility Auth, Sr Lien Rev Bonds, Ser 2015A,		
5.000%, 1-1-45	4,000	4,534
Cent TX Rgnl Mobility Auth, Sr Lien Rev Rfdg Bonds, Ser 2016,		
5.000%, 1-1-46	2,000	2,284
Cent TX Rgnl Mobility Auth, Sub Lien Rev Rfdg Bonds, Ser 2013:		
5.000%, 1-1-33	6,000	6,574
5.000%, 1-1-42	3,000	3,257
Dallas/Fort Worth Intl Arpt, Joint Rev Impvt Bonds, Ser 2013A,		
5.000%, 11-1-45	13,500	14,016
Dallas/Fort Worth Intl Arpt, Joint Rev Impvt Bonds, Ser 2013B,		
5.000%, 11-1-44	5,000	5,464
Grand Prkwy Trans Corp., First Tier Toll Rev Bonds, Ser 2013A,		
5.500%, 4-1-53	15,000	16,939
Hopkins Cnty Hosp Dist, Hosp Rev Bonds, Ser 2008:		
6.000%, 2-15-33	2,000	2,006
6.000%, 2-15-38	1,850	1,855
Houston Higher Edu Fin Corp., Edu Rev Bonds (Cosmos Fndtn, Inc.), Ser 2011A,		
6.875%, 5-15-41	3,800	4,126
Texas (Continued)		
Houston, TX, Arpt Sys, Sub Lien Rev Rfdg Bonds, Ser 2011B:		
5.000%, 7-1-25	$ 1,000	$ 1,064
5.000%, 7-1-26	2,680	2,851
Houston, TX, Combined Util Sys, First Lien Rev Rfdg Bonds, Ser 2019B,		
4.000%, 11-15-44	3,000	3,441
Montgomery, TX, Cnty Toll Road Auth, Sr Lien Toll Road Rev Bonds, Ser 2018,		
5.000%, 9-15-48	1,000	1,109
New Hope Cultural Edu Fac Fin Corp., Edu Rev Bonds (Jubilee Academic Ctr), Ser 2016A,		
5.000%, 8-15-46	8,000	8,181
North TX Twy Auth, Spl Proj Sys Rev Bonds Convertible Cap Apprec Bonds, Ser 2011C,		
0.000%, 9-1-43 (B)	5,000	6,275
North TX Twy Auth, Sys First Tier Rev Rfdg Bonds, Ser 2016A,		
5.000%, 1-1-39	2,000	2,339
San Antonio, TX, Water Sys Jr Lien Rev and Rfdg Bonds, Ser 2019C:		
4.000%, 5-15-33 (D)	1,550	1,818
4.000%, 5-15-34 (D)	1,500	1,749
Sanger, TX, Indl Dev Corp., Indl Dev Rev Bonds (TX Pellets Proj), Ser 2012B,		
8.000%, 7-1-38 (C)	17,870	4,467
Tarrant Cnty Cultural Edu Fac Fin Corp., Ret Fac Rev Bonds (Air Force Vig Oblig Group Proj), Ser 2016,		
5.000%, 5-15-45	6,650	7,221
Tarrant Cnty Cultural Edu Fac Fin Corp., Ret Fac Rev Bonds (Buckner Sr Living-Ventana Proj), Ser 2017A:		
6.750%, 11-15-47	1,000	1,153
6.750%, 11-15-52	2,500	2,873
Tarrant Cnty Cultural Edu Fac Fin Corp., Ret Fac Rev Bonds (Mirador Proj), Ser 2010A:		
4.625%, 11-15-41 (C)	1,939	19
4.875%, 11-15-48 (C)	4,459	45
5.000%, 11-15-55 (C)	5,429	54
TX Muni Gas Acquisition and Supply Corp. III, Gas Supply Rev Bonds, Ser 2012,		
5.000%, 12-15-32	4,000	4,354
TX Private Activity Bond Surface Trans Corp., Sr Lien Rev Bonds (LBJ Infra Group LLC IH-635 Managed Lanes Proj), Ser 2010:		
7.500%, 6-30-32	3,500	3,672
7.500%, 6-30-33	2,700	2,832
7.000%, 6-30-40	10,000	10,428

SCHEDULE OF INVESTMENTS IVY MUNICIPAL HIGH INCOME FUND *(in thousands)*

MUNICIPAL BONDS (Continued)

	Principal	Value
Texas (Continued)		
TX Private Activity Bond Surface Trans Corp., Sr Lien Rev Bonds (North Tarrant Express Managed Lanes Proj), Ser 2009, 6.875%, 12-31-39	$10,000	$ 10,142
TX Private Activity Bond Surface Trans Corp., Sr Lien Rev Bonds (NTE Mobility Partn Segments 3 LLC Segment 3C Proj), Ser 2019, 5.000%, 6-30-58	5,000	5,844
TX Pub Fin Auth Charter Sch Fin Corp., Edu Rev Bonds (Odyssey Academy, Inc.), Ser 2010A, 7.125%, 2-15-40	5,000	5,104
TX Trans Comsn, Cent TX Tpk Sys First Tier Rev Rfdg Bonds, Ser 2012-A, 5.000%, 8-15-41	16,445	17,754
TX Trans Comsn, State Hwy 249 Sys First Tier TollRev Bonds, Ser 2019A, 5.000%, 8-1-57	1,000	1,175
Wise Cnty, TX, Lease Rev Bonds (Parker Cnty Jr College Dist Proj), Ser 2011, 8.000%, 8-15-34	5,000	5,402
		196,635
Utah – 0.5%		
UT State Charter Sch Fin Auth, Charter Sch Rev Bonds (North Davis Preparatory Academy), Ser 2010, 6.250%, 7-15-30	1,015	1,042
UT State Charter Sch Fin Auth, Charter Sch Rev Bonds (North Star Academy Proj), Ser 2010B, 7.000%, 7-15-45	2,100	2,157
UT State Charter Sch Fin Auth, Charter Sch Rev Bonds (Paradigm High Sch), Ser 2010, 6.375%, 7-15-40	2,160	2,201
		5,400
Vermont – 0.1%		
Vermont Econ Dev Auth, Solid Waste Disp Rev Bonds (Casella Waste Sys, Inc. Proj), Ser 2013, 4.625%, 4-1-36	1,000	1,140
Virginia – 4.1%		
Econ Dev Auth of James City Cnty, VA, Residential Care Fac Rev Bonds (VA Utd Methodist Homes of Williamsburg, Inc.), Ser 2013A, 2.000%, 10-1-48	2,248	197

MUNICIPAL BONDS (Continued)

	Principal	Value
Virginia (Continued)		
Marquis Cmnty Dev Auth (VA), Rev Bonds, Ser 2007B, 5.625%, 9-1-41	$ 2,779	$ 1,800
Marquis Cmnty Dev Auth (VA), Rev Bonds, Ser 2007C, 0.000%, 9-1-41 (B)	821	49
Marquis Cmnty Dev Auth (York Country, VA), Convertible Cap Apprec Rev Bonds, Ser 2015, 0.000%, 9-1-45 (B)	859	560
Mosaic Dist Cmnty Dev Auth, Fairfax Cnty, VA, Rev Bonds, Ser 2011A, 6.875%, 3-1-36	4,300	4,537
The Rector and Visitors of the Univ of VA, Gen Rev Pledge Rfdg Bonds, Ser 2015A-2, 3.570%, 4-1-45	10,000	10,528
VA Small Business Fin Auth, Sr Lien Rev Bonds (95 Express Lanes LLC Proj), Ser 2012, 5.000%, 7-1-34	4,590	4,917
VA Small Business Fin Auth, Sr Lien Rev Bonds (Elizabeth River Crossing Opco LLC Proj), Ser 2012:		
6.000%, 1-1-37	8,265	9,162
5.500%, 1-1-42	11,000	11,977
VA Small Business Fin Auth, Tax-Exempt Sr Lien Private Activity Rev Bonds (Transform 66 P3 Proj), Ser 2017, 5.000%, 12-31-56	4,000	4,585
		48,312
Washington – 0.7%		
Port of Sunnyside, Yakima Cnty, WA, Rev Bonds (Indl Wastewater Treatment Sys), Ser 2008, 6.625%, 12-1-21	1,940	1,947
WA Hlth Care Fac Auth, Rev Bonds (Cent WA Hlth Svcs Assoc), Ser 2009, 6.250%, 7-1-24	335	336
WA State Hsng Fin Comsn (Rockwood Ret Cmnty Proj), Nonprofit Hsng Rev and Rfdg Rev Bonds, Ser 2014A, 7.500%, 1-1-49	5,000	5,748
		8,031
West Virginia – 0.4%		
Brooke Cnty, WV, Rev Bonds (Bethany College), Ser 2011A, 6.750%, 10-1-37	5,000	5,072

MUNICIPAL BONDS (Continued)

	Principal	Value
Wisconsin – 2.6%		
Pub Fin Auth, Higher Edu Fac Rev Bonds (Wittenberg Univ Proj), Ser 2016, 5.250%, 12-1-39	$ 8,000	$ 8,656
Pub Fin Auth, Sr Arpt Fac Rev and Rfdg Bonds (TrIps Obligated Group), Ser 2012B, 5.000%, 7-1-42	8,500	9,085
WI Hlth and Edu Fac Auth, Rev Bonds (Beloit College), Ser 2010A:		
6.125%, 6-1-35	2,220	2,290
6.125%, 6-1-39	1,000	1,032
WI Pub Fin Auth, Edu Rev Bonds (Cornerstone Charter Academy Proj), Ser 2016A, 5.125%, 2-1-46	3,000	3,115
WI Pub Fin Auth, Edu Rev Bonds (Triad Edu Svc), Ser 2015A, 5.500%, 6-15-45	6,000	6,237
		30,415
TOTAL MUNICIPAL BONDS – 95.2%		$1,131,359
(Cost: $1,138,041)		
SHORT-TERM SECURITIES		
Commercial Paper (E) – 1.5%		
Diageo Capital plc (GTD by Diageo plc), 2.151%, 10-7-19	5,000	4,998
McCormick & Co., Inc., 2.151%, 10-3-19	5,000	4,999
Sonoco Products Co., 2.150%, 10-1-19	8,351	8,350
		18,347
Master Note – 0.7%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 2.170%, 10-7-19 (F)	8,244	8,244
Municipal Obligations – 1.6%		
CO Hsng and Fin Auth, Multifam Hsng Rev Bonds (Greentree Vlg Apts Proj), Ser 2007 (GTD by U.S. Bank N.A.) (BVAL plus 24 bps), 1.580%, 10-7-19 (F)	3,095	3,095
Columbus Rgnl Arpt Auth, Cap Funding Rev Bonds (OASBO Expanded Asset Pooled Fin Prog), Sr Ser 2006 (GTD by U.S. Bank N.A.) (BVAL plus 13 bps), 1.570%, 10-7-19 (F)	3,000	3,000

SEPTEMBER 30, 2019 (UNAUDITED)

SHORT-TERM SECURITIES (Continued)	Principal	Value
Municipal Obligations (Continued)		
LA Pub Fac Auth, Var Rate Rev Rfdg Bonds (CHRISTUS Hlth), Ser 2009B-1 (GTD by Bank of New York Mellon (The)) (BVAL plus 25 bps), 1.600%, 10-7-19 (F)	$ 2,500	$ 2,500
MI Strategic Fund, Var Rate Demand Ltd. Oblig Rev Bonds, Ser 2007 (GTD by Air Prods and Chemicals, Inc.) (BVAL plus 23 bps), 1.830%, 10-1-19 (F)	2,000	2,000

SHORT-TERM SECURITIES (Continued)	Principal	Value
Municipal Obligations (Continued)		
SC Pub Svc Auth, Rev Commercial Paper Notes, Ser DD (GTD by Bank of America N.A.), 2.250%, 11-14-19	$ 6,000	$ 5,999
The Regents of the Univ of CA, Gen Rev Bonds, Ser AL (BVAL plus 9 bps), 1.520%, 10-1-19 (F)	1,900	1,900
		18,494

	Value
TOTAL SHORT-TERM SECURITIES – 3.8%	$ 45,085
(Cost: $45,088)	
TOTAL INVESTMENT SECURITIES – 99.0%	$1,176,444
(Cost: $1,183,129)	
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.0%	11,297
NET ASSETS – 100.0%	$ 1,187,741

Notes to Schedule of Investments

*Not shown due to rounding.

(A) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2019. Description of the reference rate and spread, if applicable, are included in the security description.

(B) Zero coupon bond.

(C) Non-income producing as the issuer has either missed its most recent interest payment or declared bankruptcy.

(D) Purchased on a when-issued basis with settlement subsequent to September 30, 2019.

(E) Rate shown is the yield to maturity at September 30, 2019.

(F) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2019. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2019. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Municipal Bonds	$ —	$1,131,359	$ —
Short-Term Securities	—	45,085	—
Total	$ —	$1,176,444	$ —

The following acronyms are used throughout this schedule:

AMBAC = American Municipal Bond Assurance Corp.
AGM = Assured Guaranty Municipal
BVAL = Bloomberg Valuation Municipal AAA Benchmark
GTD = Guaranteed
LIBOR = London Interbank Offered Rate

See Accompanying Notes to Financial Statements.

ALL DATA IS AS OF SEPTEMBER 30, 2019 (UNAUDITED)

Asset Allocation

Stocks	98.7%
Financials	25.6%
Industrials	14.7%
Consumer Discretionary	8.6%
Energy	8.6%
Communication Services	8.1%
Consumer Staples	7.7%
Materials	6.9%
Information Technology	6.7%
Health Care	6.6%
Utilities	5.2%
Liabilities (Net of Cash and Other Assets), and Cash Equivalents+	1.3%

Country Weightings

Europe	65.9%
United Kingdom	24.0%
France	12.4%
Switzerland	7.9%
Germany	6.9%
Italy	4.9%
Netherlands	4.1%
Other Europe	5.7%
Pacific Basin	31.3%
Japan	19.8%
Singapore	3.8%
Other Pacific Basin	7.7%
North America	1.5%
Liabilities (Net of Cash and Other Assets), and Cash Equivalents+	1.3%

Top 10 Equity Holdings

Company	Country	Sector	Industry
Roche Holdings AG, Genusscheine	Switzerland	Health Care	Pharmaceuticals
ENEL S.p.A.	Italy	Utilities	Electric Utilities
Tesco plc	United Kingdom	Consumer Staples	Food Retail
Volkswagen AG, 2.260%	Germany	Consumer Discretionary	Automobile Manufacturers
Honda Motor Co. Ltd.	Japan	Consumer Discretionary	Automobile Manufacturers
Schneider Electric S.A.	France	Industrials	Electrical Components & Equipment
Hitachi Metals Ltd.	Japan	Materials	Steel
Travis Perkins plc	United Kingdom	Industrials	Trading Companies & Distributors
A.P. Moller - Maersk A/S	Denmark	Industrials	Marine
Rexel S.A.	France	Industrials	Trading Companies & Distributors

See your advisor or www.ivyinvestments.com for more information on the Fund's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

SCHEDULE OF INVESTMENTS IVY PZENA INTERNATIONAL VALUE FUND *(in thousands)*

SEPTEMBER 30, 2019 (UNAUDITED)

COMMON STOCKS	Shares	Value
Belgium		
Financials – 0.7%		
KBC Group N.V.	31	$ 2,022
Total Belgium – 0.7%		$ 2,022
China		
Utilities – 2.0%		
China Resources Power Holdings Co. Ltd.	4,352	5,280
Total China – 2.0%		$ 5,280
Denmark		
Financials – 0.8%		
Danske Bank A.S.	152	2,110
Industrials – 2.6%		
A.P. Moller - Maersk A/S	6	7,060
Total Denmark – 3.4%		$ 9,170
France		
Communication Services – 2.4%		
Publicis Groupe S.A.	132	6,498
Energy – 0.0%		
Total S.A.	3	165
Financials – 2.7%		
Amundi S.A.	83	5,797
SCOR SE	30	1,248
		7,045
Health Care – 0.8%		
Sanofi-Aventis	23	2,097
Industrials – 6.5%		
Bouygues S.A.	74	2,944
Rexel S.A.	651	6,962
Schneider Electric S.A.	85	7,432
		17,338
Total France – 12.4%		$33,143
Germany		
Consumer Discretionary – 0.2%		
Volkswagen Group	3	570
Industrials – 1.1%		
Siemens AG	28	3,047
Materials – 2.7%		
BASF Aktiengesellschaft	61	4,266
Covestro AG	59	2,934
		7,200
Total Germany – 4.0%		$10,817
Hong Kong		
Information Technology – 1.2%		
Lenovo Group Ltd.	5,020	$ 3,349
Total Hong Kong – 1.2%		$ 3,349
Italy		
Communication Services – 0.9%		
Telecom Italia S.p.A. (A)	4,197	2,397
Financials – 0.8%		
UniCredit S.p.A.	176	2,070
Utilities – 3.2%		
ENEL S.p.A.	1,154	8,620
Total Italy – 4.9%		$13,087
Japan		
Consumer Discretionary – 5.5%		
Honda Motor Co. Ltd.	291	7,625
Iida Group Holdings Co. Ltd.	140	2,292
Isuzu Motors Ltd.	303	3,358
Toyota Motor Corp.	22	1,484
		14,759
Energy – 3.6%		
Inpex Corp.	668	6,160
JXTG Holdings, Inc.	738	3,373
		9,533
Financials – 4.5%		
Dai-ichi Mutual Life Insurance Co. (The)	148	2,250
Fukuoka Financial Group, Inc.	77	1,454
MS&AD Insurance Group Holdings, Inc.	70	2,269
Resona Holdings, Inc.	503	2,162
Sumitomo Mitsui Financial Group, Inc.	117	4,020
		12,155
Industrials – 1.1%		
Mitsui & Co. Ltd.	179	2,939
Information Technology – 2.4%		
Fujitsu Ltd.	80	6,414
Materials – 2.7%		
Hitachi Metals Ltd. (B)	676	7,344
Total Japan – 19.8%		$53,144
Netherlands		
Communication Services – 1.6%		
Koninklijke KPN N.V.	1,345	4,192
Energy – 0.8%		
Royal Dutch Shell plc, Class A	70	2,048
Financials – 1.7%		
ING Groep N.V., Certicaaten Van Aandelen	438	$ 4,573
Total Netherlands – 4.1%		$10,813
Singapore		
Consumer Staples – 2.4%		
Wilmar International Ltd.	2,403	6,487
Financials – 1.4%		
DBS Group Holdings Ltd.	211	3,810
Total Singapore – 3.8%		$10,297
South Korea		
Financials – 0.8%		
Shinhan Financial Group Co. Ltd.	64	2,231
Materials – 1.5%		
POSCO	21	3,904
Total South Korea – 2.3%		$ 6,135
Spain		
Financials – 0.7%		
Bankia S.A.	946	1,784
Total Spain – 0.7%		$ 1,784
Sweden		
Information Technology – 0.9%		
Telefonaktiebolaget LM Ericsson, B Shares	302	2,410
Total Sweden – 0.9%		$ 2,410
Switzerland		
Financials – 2.8%		
Credit Suisse Group AG, Registered Shares	221	2,708
UBS Group AG	424	4,812
		7,520
Health Care – 4.3%		
Novartis AG, Registered Shares	33	2,873
Roche Holdings AG, Genusscheine	30	8,704
		11,577
Industrials – 0.8%		
ABB Ltd.	104	2,049
Total Switzerland – 7.9%		$ 21,146
Taiwan		
Information Technology – 2.2%		
Catcher Technology Co. Ltd.	278	2,104

SEPTEMBER 30, 2019 (UNAUDITED)

COMMON STOCKS (Continued)	Shares	Value
Information Technology (Continued)		
Hon Hai Precision Industry Co. Ltd.	1,518	$ 3,581
		5,685
Total Taiwan – 2.2%		$ 5,685
United Kingdom		
Communication Services – 3.2%		
Vodafone Group plc	3,026	6,029
WPP Group plc	216	2,700
		8,729
Consumer Staples – 5.3%		
British American Tobacco plc	78	2,874
J Sainsbury plc	1,305	3,522
Tesco plc	2,653	7,843
		14,239
Energy – 4.2%		
John Wood Group plc	1,171	5,458
TechnipFMC plc (A)	241	5,812
		11,270
Financials – 8.7%		
Aviva plc	638	3,133
Barclays plc	1,998	3,682
HSBC Holdings plc	699	5,354
Royal Bank of Scotland Group plc (The)	1,497	3,817
Standard Chartered plc	695	5,830
Willis Towers Watson plc	8	1,467
		23,283

COMMON STOCKS (Continued)	Shares	Value
Industrials – 2.6%		
Travis Perkins plc	447	$ 7,089
Total United Kingdom – 24.0%		$ 64,610
United States		
Health Care – 1.5%		
Mylan, Inc. (A)	200	3,951
Total United States – 1.5%		$ 3,951
TOTAL COMMON STOCKS – 95.8%		$256,843
(Cost: $288,226)		
PREFERRED STOCKS		
Germany		
Consumer Discretionary – 2.9%		
Volkswagen AG, 2.260%	45	7,688
Total Germany – 2.9%		$ 7,688
TOTAL PREFERRED STOCKS – 2.9%		$ 7,688
(Cost: $7,888)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (C) – 0.7%		
Sonoco Products Co. 2.150%, 10-1-19	$2,010	$ 2,010
Money Market Funds – 2.6%		
Dreyfus Institutional Preferred Government Money Market Fund - Institutional Shares 1.900%, (D)(E)	6,901	6,901
TOTAL SHORT-TERM SECURITIES – 3.3%		$ 8,911
(Cost: $8,911)		
TOTAL INVESTMENT SECURITIES – 102.0%		$273,442
(Cost: $305,025)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (2.0)%		(5,411)
NET ASSETS – 100.0%		$268,031

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) All or a portion of securities with an aggregate value of $6,555 are on loan.

(C) Rate shown is the yield to maturity at September 30, 2019.

(D) Rate shown is the annualized 7-day yield at September 30, 2019.

(E) Investment made with cash collateral received from securities on loan.

SCHEDULE OF INVESTMENTS IVY PZENA INTERNATIONAL VALUE FUND *(in thousands)*

SEPTEMBER 30, 2019 (UNAUDITED)

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2019. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Communication Services	$ —	$ 21,816	$ —
Consumer Discretionary	—	15,329	—
Consumer Staples	—	20,726	—
Energy	5,812	17,204	—
Financials	1,467	67,136	—
Health Care	3,951	13,674	—
Industrials	—	39,522	—
Information Technology	—	17,858	—
Materials	—	18,448	—
Utilities	—	13,900	—
Total Common Stocks	$11,230	$245,613	$ —
Preferred Stocks	—	7,688	—
Short-Term Securities	6,901	2,010	—
Total	$ 18,131	$ 255,311	$ —

Market Sector Diversification

(as a % of net assets)	
Financials	25.6%
Industrials	14.7%
Energy	8.6%
Consumer Discretionary	8.6%
Communication Services	8.1%
Consumer Staples	7.7%
Materials	6.9%
Information Technology	6.7%
Health Care	6.6%
Utilities	5.2%
Other+	1.3%

+Includes liabilities (net of cash and other assets), and cash equivalents

See Accompanying Notes to Financial Statements.

ALL DATA IS AS OF SEPTEMBER 30, 2019 (UNAUDITED)

Asset Allocation

Bonds	98.1%
Corporate Debt Securities	34.8%
United States Government and Government Agency Obligations	33.2%
Mortgage-Backed Securities	15.1%
Asset-Backed Securities	13.7%
Municipal Bonds - Taxable	1.3%
Liabilities (Net of Cash and Other Assets), and Cash Equivalents+	1.9%

Quality Weightings

Investment Grade	**92.0%**
AAA	16.7%
AA	26.8%
A	13.1%
BBB	35.4%
Non-Investment Grade	**6.1%**
BB	3.7%
B	0.1%
Below CCC	0.0%
Non-rated	2.3%
Liabilities (Net of Cash and Other Assets), and Cash Equivalents+	1.9%

Our preference is to always use ratings obtained from Standard & Poor's, Moody's, and Fitch. It is each Portfolio's general policy to classify such security at the lower rating level if only two ratings are available. If more than two ratings are available and a median exists, the median is used. If more than two ratings exist without a median, the lower of the two middle ratings is used. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

SEPTEMBER 30, 2019 (UNAUDITED)

ASSET-BACKED SECURITIES	Principal	Value
Air Canada Enhanced Equipment Trust, Series 2015-2, Class AA, 3.550%, 1-15-30 (A)	$ 5,145	$5,246
Air Canada Pass-Through Certificates, Series 2015-1, Class C, 5.000%, 3-15-20 (A)	6,430	6,470
America West Airlines, Inc., Pass-Through Certificates, Series 2000-1, 8.057%, 7-2-20	567	590
American Airlines Class B Pass-Through Certificates, Series 2016-3, 3.750%, 10-15-25	4,519	4,590
American Airlines, Inc. Pass-Through Certificates, Series 2013-1, Class B, 5.625%, 1-15-21 (A)	3,221	3,295
American Airlines, Inc. Pass-Through Certificates, Series 2013-2, Class B, 5.600%, 7-15-20 (A)	1,450	1,474
American Airlines, Inc. Pass-Through Certificates, Series 2014-1, Class B, 3.700%, 5-1-23	1,278	1,292
American Airlines, Inc. Pass-Through Certificates, Series 2017-1, Class B, 4.950%, 2-15-25	911	961
Bank of the West Auto Trust, Series 2017-1, Class D, 3.210%, 4-15-25 (A)	4,500	4,525
British Airways Pass-Through Trust, Ser 2019-1A, 3.350%, 6-15-29 (A)	3,275	3,343
CarMax Auto Owner Trust, Series 2018-1, Class C, 2.950%, 11-15-23	3,700	3,748
CCG Receivables Trust, Series 2017-1, Class B, 2.750%, 11-14-23 (A)	3,250	3,254
Chesapeake Funding II LLC, Series 2016-2, Class D, 4.000%, 6-15-28 (A)	2,135	2,140
Chesapeake Funding II LLC, Series 2017-2A, Class D, 3.710%, 5-15-29 (A)	2,050	2,067
Chesapeake Funding II LLC, Series 2017-3, Class D, 3.380%, 8-15-29 (A)	2,500	2,527
Chesapeake Funding II LLC, Series 2017-4A, Class D, 3.260%, 11-15-29 (A)	3,375	3,399
Chesapeake Funding II LLC, Series 2018-1, Class C, 3.570%, 4-15-30 (A)	3,100	3,189
CommonBond Student Loan Trust, Series 2017-BGS, Class C, 4.440%, 9-25-42 (A)	469	467
Continental Airlines Pass-Through Certificates, Series 2009-2, 7.250%, 11-10-19	1,016	1,021
Continental Airlines, Inc. Pass-Through Certificates, Series 2000-1, Class A-1, 8.048%, 11-1-20	187	193

ASSET-BACKED SECURITIES (Continued)	Principal	Value
Continental Airlines, Inc. Pass-Through Certificates, Series 2012-1, Class B, 6.250%, 4-11-20	$ 997	$ 1,010
CVS Caremark Corp. Pass-Through Trust:		
6.036%, 12-10-28	8,061	9,069
6.943%, 1-10-30	2,574	3,041
Delta Air Lines, Inc. Pass-Through Certificates, Series 2012-1A, 4.750%, 5-7-20	755	765
Delta Air Lines, Inc. Pass-Through Certificates, Series 2015-1, Class B, 4.250%, 7-30-23	1,777	1,900
DT Auto Owner Trust, Series 2015-3A, Class D, 4.530%, 10-17-22 (A)	3,243	3,246
Earnest Student Loan Program LLC, Series 2016-B, Class A2, 3.020%, 5-25-34 (A)	997	999
Earnest Student Loan Program LLC, Series 2017-A, Class B, 3.590%, 1-25-41 (A)	1,061	1,077
Exeter Automobile Receivables Trust, Series 2016-2, Class D, 8.250%, 4-17-23 (A)	8,200	8,652
Fan Engine Securitization Ltd., Series 2013-1X, 3.000%, 10-15-19 (A)	16	15
Flagship Credit Auto Trust, Series 2016-1, Class D, 8.590%, 5-15-23 (A)	4,200	4,440
Foursight Capital Automobile Receivables Trust, Series 2016-1, Class B, 3.710%, 1-18-22 (A)	3,202	3,219
GM Financial Securitized Term Auto Receivables Trust, Series 2018-1, Class C, 2.770%, 7-17-23	1,400	1,419
Hawaiian Airlines, Inc. Pass-Through Certificates, Series 2013-1, Class B, 4.950%, 1-15-22	4,333	4,410
Hyundai Auto Receivables Trust, Series 2016-B, Class D, 2.680%, 9-15-23	2,520	2,533
Invitation Homes Trust, Series 2018-SFR2 (1-Month U.S. LIBOR plus 128 bps), 3.308%, 6-17-37 (A)(B)	4,000	3,985
One Market Plaza Trust, Series 2017-1MKT, Class A, 3.614%, 2-10-32 (A)	4,000	4,144
Prestige Auto Receivables Trust, Series 2016-1A, Class E, 7.690%, 3-15-23 (A)	2,000	2,039
Progress Residential Trust, Series 2017-SFR1, Class D, 3.565%, 8-17-34 (A)	2,750	2,789
Progress Residential Trust, Series 2018-SFR1, 3.684%, 3-17-35 (A)	4,500	4,540

ASSET-BACKED SECURITIES (Continued)	Principal	Value
SoFi Professional Loan Program LLC, Series 2015-A, Class A-2, 2.420%, 3-25-30 (A)	$ 380	$ 380
SoFi Professional Loan Program LLC, Series 2017-F, Class A-2FX, 2.840%, 1-25-41 (A)	5,500	5,579
SoFi Professional Loan Program LLC, Series 2018-A, Class A-2B, 2.950%, 2-25-42 (A)	3,500	3,567
U.S. Airways, Inc. Pass-Through Certificates, Series 2012-2, Class B, 6.750%, 6-3-21	2,781	2,927
U.S. Airways, Inc., Series 2013-1, Class B, 5.375%, 11-15-21	1,376	1,435
United Airlines Pass-Through Certificates, Series 2014-1B, 4.750%, 4-11-22	730	751
United Airlines Pass-Through Certificates, Series 2014-2B, 4.625%, 9-3-22	3,158	3,255
United Airlines Pass-Through Certificates, Series 2019-2, Class B, 3.500%, 5-1-28	3,215	3,213
Volvo Financial Equipment Trust, Series 2018-1, Class C, 3.060%, 12-15-25 (A)	2,600	2,622
Westlake Automobile Receivables Trust, Series 2017-1, Class E, 5.050%, 8-15-24 (A)	1,775	1,806
Westlake Automobile Receivables Trust, Series 2017-2, Class E, 4.630%, 7-15-24 (A)	2,150	2,196
Westlake Automobile Receivables Trust, Series 2018-1, Class C, 2.920%, 5-15-23 (A)	5,500	5,518
Wheels SPV LLC, Series 2016-1A, Class A3, 1.870%, 5-20-25 (A)	275	274

TOTAL ASSET-BACKED SECURITIES – 13.7%		$150,606

(Cost: $148,502)

CORPORATE DEBT SECURITIES		
Communication Services		
Broadcasting - 0.7%		
NBCUniversal Media LLC, 4.375%, 4-1-21	7,500	7,765
Cable & Satellite – 0.6%		
Charter Communications Operating LLC and Charter Communications Operating Capital Corp., 3.579%, 7-23-20	5,791	5,843

SCHEDULE OF INVESTMENTS IVY SECURIAN CORE BOND FUND *(in thousands)*

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Integrated Telecommunication Services – 1.2%		
AT&T, Inc.,		
5.250%, 3-1-37	$8,030	$ 9,455
Verizon Communications, Inc. (3-Month U.S. LIBOR plus 110 bps),		
3.258%, 5-15-25 (B)	3,925	3,986
		13,441
Total Communication Services – 2.5%		27,049
Consumer Discretionary		
Auto Parts & Equipment – 0.2%		
Lear Corp.,		
5.250%, 1-15-25	2,245	2,319
Total Consumer Discretionary – 0.2%		2,319
Consumer Staples		
Distillers & Vintners – 0.3%		
Bacardi Ltd.,		
5.300%, 5-15-48 (A)	2,325	2,665
Tobacco – 0.6%		
Altria Group, Inc. (GTD by Philip Morris USA, Inc.):		
5.800%, 2-14-39	1,905	2,209
5.950%, 2-14-49	3,730	4,388
		6,597
Total Consumer Staples – 0.9%		9,262
Energy		
Oil & Gas Exploration & Production – 1.1%		
Enterprise Products Operating LLC (GTD by Enterprise Products Partners L.P.) (3-Month U.S. LIBOR plus 277.75 bps),		
4.909%, 6-1-67 (B)	5,750	5,326
Occidental Petroleum Corp. (3-Month U.S. LIBOR plus 125 bps),		
3.449%, 8-13-21 (B)	6,700	6,740
		12,066
Oil & Gas Refining & Marketing – 0.5%		
Marathon Petroleum Corp.,		
5.850%, 12-15-45	5,097	5,802
Oil & Gas Storage & Transportation – 3.2%		
Boardwalk Pipelines L.P. (GTD by Boardwalk Pipeline Partners L.P.),		
4.800%, 5-3-29	6,220	6,607
Cheniere Energy Partners L.P.,		
5.250%, 10-1-25	3,000	3,121
EQT Midstream Partners L.P.,		
6.500%, 7-15-48	2,225	2,146
MPLX L.P.,		
5.500%, 2-15-49	4,125	4,805
MPLX L.P. (3-Month U.S. LIBOR plus 110 bps),		
3.227%, 9-9-22 (B)	2,520	2,528

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Oil & Gas Storage & Transportation (Continued)		
Sabine Pass Liquefaction LLC,		
5.625%, 3-1-25	$ 2,950	$ 3,315
Sunoco Logistics Partners Operations L.P. (GTD by Sunoco Logistics Partners L.P.),		
6.850%, 2-15-40	1,265	1,542
Tennessee Gas Pipeline Co.,		
8.375%, 6-15-32 (C)	3,200	4,432
Tesoro Logistics L.P. and Tesoro Logistics Finance Corp.:		
6.375%, 5-1-24 (A)	2,260	2,371
5.250%, 1-15-25 (A)	3,851	4,064
		34,931
Total Energy – 4.8%		52,799
Financials		
Asset Management & Custody Banks – 0.8%		
AXA Equitable Holdings, Inc.,		
5.000%, 4-20-48	5,160	5,566
Pine Street Trust I,		
4.572%, 2-15-29	3,000	3,209
		8,775
Consumer Finance – 2.9%		
Discover Bank:		
8.700%, 11-18-19	458	461
3.100%, 6-4-20	1,220	1,227
3.450%, 7-27-26	3,975	4,100
4.650%, 9-13-28	4,475	4,985
Ford Motor Credit Co. LLC:		
2.459%, 3-27-20	2,138	2,136
5.750%, 2-1-21	5,361	5,542
5.875%, 8-2-21	2,560	2,681
General Motors Financial Co., Inc. (GTD by AmeriCredit Financial Services, Inc.),		
4.200%, 11-6-21	5,825	6,009
General Motors Financial Co., Inc. (GTD by AmeriCredit Financial Services, Inc.) (3-Month U.S. LIBOR plus 85 bps),		
3.161%, 4-9-21 (B)	4,100	4,098
		31,239
Diversified Banks – 5.8%		
Bank of America Corp.,		
3.974%, 2-7-30	9,400	10,291
BB&T Corp.,		
4.800%, 3-1-68	5,000	5,000
Citibank N.A. (3-Month U.S. LIBOR plus 60 bps),		
2.736%, 5-20-22 (B)	10,000	10,016
Citizens Bank N.A. (3-Month U.S. LIBOR plus 95 bps),		
3.054%, 3-29-23 (B)	10,400	10,462
Comerica, Inc.,		
4.000%, 7-27-25	2,150	2,316
Compass Bank:		
3.500%, 6-11-21	2,000	2,033
3.875%, 4-10-25	6,750	7,030

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Diversified Banks (Continued)		
HSBC Holdings plc,		
3.262%, 3-13-23	$3,600	$ 3,662
U.S. Bancorp:		
3.000%, 7-30-29	2,700	2,786
5.300%, 12-29-49	1,675	1,795
Wells Fargo & Co.,		
3.000%, 10-23-26	1,500	1,538
Wells Fargo N.A. (3-Month U.S. LIBOR plus 62 bps),		
2.752%, 5-27-22 (B)	5,100	5,113
ZB N.A.,		
3.500%, 8-27-21	1,700	1,737
		63,779
Investment Banking & Brokerage – 1.1%		
Charles Schwab Corp. (The),		
4.625%, 12-29-49	4,200	4,284
Goldman Sachs Group, Inc. (The) (3-Month U.S. LIBOR plus 78 bps),		
3.036%, 10-31-22 (B)	5,780	5,797
Morgan Stanley:		
5.500%, 7-28-21	990	1,050
3.125%, 7-27-26	1,400	1,442
		12,573
Life & Health Insurance – 1.1%		
Teachers Insurance & Annuity Association of America,		
4.270%, 5-15-47 (A)	5,000	5,675
Unum Group:		
4.000%, 6-15-29	2,260	2,350
5.750%, 8-15-42	3,750	4,407
		12,432
Other Diversified Financial Services – 1.8%		
Citigroup, Inc.,		
4.400%, 6-10-25	5,000	5,376
Jefferies Group LLC and Jefferies Group Capital Finance, Inc.,		
4.150%, 1-23-30	2,915	2,912
JPMorgan Chase & Co. (3-Month U.S. LIBOR plus 332 bps),		
5.639%, 1-1-63 (B)	4,975	4,975
JPMorgan Chase & Co. (3-Month U.S. LIBOR plus 347 bps),		
5.736%, 4-29-49 (B)	6,304	6,334
		19,597
Regional Banks – 1.7%		
Regions Financial Corp.,		
3.800%, 8-14-23	2,275	2,400
SunTrust Banks, Inc. (3-Month U.S. LIBOR plus 59 bps),		
2.714%, 5-17-22 (B)	8,125	8,145
Synovus Financial Corp.:		
3.125%, 11-1-22	5,680	5,712
5.750%, 12-15-25	2,000	2,046
		18,303

SCHEDULE OF INVESTMENTS IVY SECURIAN CORE BOND FUND *(in thousands)*

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Reinsurance – 0.3%		
Reinsurance Group of America, Inc., 3.900%, 5-15-29	$ 2,725	$ 2,900
Specialized Finance – 0.4%		
Dell International LLC and EMC Corp., 5.450%, 6-15-23 (A)	4,040	4,399
Total Financials – 15.9%		173,997
Health Care		
Health Care Distributors – 0.2%		
McKesson Corp., 3.650%, 11-30-20	2,500	2,541
Health Care Equipment – 0.7%		
Boston Scientific Corp., 4.700%, 3-1-49	6,275	7,684
Health Care Facilities – 0.3%		
NYU Hospitals Center, 4.428%, 7-1-42	2,315	2,733
Health Care Supplies – 0.2%		
Bio-Rad Laboratories, Inc., 4.875%, 12-15-20	1,750	1,791
Total Health Care – 1.4%		14,749
Industrials		
Airlines – 0.2%		
British Airways plc, 5.625%, 6-20-20 (A)	181	183
U.S. Airways Group, Inc., Class A, 6.250%, 4-22-23	2,164	2,353
		2,536
Marine – 0.4%		
A.P. Moller - Maersk A/S, 4.500%, 6-20-29 (A)	4,540	4,795
Railroads – 0.3%		
Westinghouse Air Brake Technologies Corp. (3-Month U.S. LIBOR plus 105 bps), 3.419%, 9-15-21 (B)	2,700	2,700
Total Industrials – 0.9%		10,031
Information Technology		
Application Software – 0.5%		
Block Financial LLC (GTD by H&R Block, Inc.), 4.125%, 10-1-20	5,000	5,079
IT Consulting & Other Services – 0.4%		
International Business Machines Corp., 2.800%, 5-13-21	4,280	4,337

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Technology Hardware, Storage & Peripherals – 0.3%		
Dell International LLC and EMC Corp., 5.300%, 10-1-29 (A)	$2,950	$ 3,210
Total Information Technology – 1.2%		12,626
Real Estate		
Specialized REITs – 0.5%		
American Tower Corp., 3.070%, 3-15-23 (A)	3,100	3,150
Ventas Realty L.P. (GTD by Ventas, Inc.), 3.100%, 1-15-23	2,300	2,359
		5,509
Total Real Estate – 0.5%		5,509
Utilities		
Electric Utilities – 4.3%		
Cleco Corporate Holdings LLC, 3.743%, 5-1-26 (D)	2,200	2,267
Entergy Mississippi, Inc., 3.250%, 12-1-27	2,750	2,853
Entergy Texas, Inc., 3.450%, 12-1-27	3,600	3,744
Eversource Energy, 3.800%, 12-1-23	3,550	3,754
FirstEnergy Transmission LLC, 5.450%, 7-15-44 (A)	3,871	4,919
Indianapolis Power & Light Co., 4.700%, 9-1-45 (A)	3,150	3,732
IPALCO Enterprises, Inc.:		
3.450%, 7-15-20	2,300	2,313
3.700%, 9-1-24	2,650	2,745
MidAmerican Energy Co., 4.250%, 7-15-49	3,500	4,216
Mississippi Power Co. (3-Month U.S. LIBOR plus 65 bps), 2.750%, 3-27-20 (B)	2,100	2,101
PPL Capital Funding, Inc. (GTD by PPL Corp.) (3-Month LIBOR plus 266.5 bps), 4.769%, 3-30-67 (B)	4,972	4,396
Southern Power Co., Series F, 4.950%, 12-15-46	6,190	6,847
Vistra Operations Co. LLC, 3.550%, 7-15-24 (A)	2,500	2,517
		46,404
Gas Utilities – 0.9%		
AGL Capital Corp., 3.875%, 11-15-25	7,050	7,490
El Paso Natural Gas Co. LLC, 8.375%, 6-15-32 (D)	2,000	2,764
		10,254
Multi-Utilities – 1.3%		
Dominion Energy, Inc., 2.000%, 8-15-21 (D)	9,000	9,059

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Multi-Utilities (Continued)		
Public Service Enterprise Group, Inc., 2.875%, 6-15-24	$ 5,200	$ 5,336
		14,395
Total Utilities – 6.5%		71,053
TOTAL CORPORATE DEBT SECURITIES – 34.8%		$379,394
(Cost: $363,292)		

MORTGAGE-BACKED SECURITIES	Principal	Value
Commercial Mortgage-Backed Securities – 5.8%		
BAMLL Commercial Mortgage Securities Trust 2014-520M, Class A (Mortgage spread to 10-year U.S. Treasury index), 4.325%, 8-15-46 (A)(B)	4,130	4,877
Citigroup Commercial Mortgage Trust, Commercial Mortgage Pass-Through Certificates, Series 2018-TBR, Class A (1-Month U.S. LIBOR plus 83 bps), 2.858%, 12-15-36 (A)(B)	10,000	9,975
Credit Suisse Mortgage Capital Trust, Series 2014-USA, Class A-1, 3.304%, 9-15-37 (A)	1,500	1,535
Credit Suisse Mortgage Capital Trust, Series 2017-HL1, Class A12 (Mortgage spread to 10-year U.S. Treasury index), 3.500%, 6-25-47 (A)(B)	4,775	4,971
GS Mortgage Securities Corp. Trust, Commercial Mortgage Pass-Through Certificates, Series 2012-BWTR (Mortgage spread to 5-year U.S. Treasury index), 3.440%, 11-5-34 (A)(B)	1,000	1,003
Hometown Commercial Trust, Commercial Mortgage-Backed Notes, Series 2007-1, 6.057%, 6-11-39 (A)	6	3
Invitation Homes Trust, Series 2018-SFR1 (1-Month U.S. LIBOR plus 125 bps), 3.275%, 3-17-37 (A)(B)	4,500	4,488
Invitation Homes Trust, Series 2018-SFR3, Class A (1-Month U.S. LIBOR plus 100 bps), 3.025%, 7-17-37 (A)(B)	4,814	4,807
Invitation Homes Trust, Series 2018-SFR3, Class D (1-Month U.S. LIBOR plus 165 bps), 3.675%, 7-17-37 (A)(B)	5,000	4,999
JPMorgan Chase Comm Mortgage Securities Corp., Comm Mortgage Pass-Through Certs, Series 2016-JP4, Class A-4 (10-Year U.S. Treasury index plus 110 bps), 3.648%, 12-15-49 (B)	575	623

SCHEDULE OF INVESTMENTS IVY SECURIAN CORE BOND FUND *(in thousands)*

MORTGAGE-BACKED SECURITIES (Continued)	Principal	Value
Commercial Mortgage-Backed Securities (Continued)		
JPMorgan Chase Commercial Mortgage Securities Corp., Commercial Mortgage Pass-Through Certificates, Series 2017-JP5, Class A-5, 3.723%, 3-15-50	$1,500	$ 1,636
Mellon Residential Funding Corp., Series 1998-2, Class B-1, 6.750%, 6-25-28	1	1
UBS Commercial Mortgage Trust, Series 2017-C1, Class AS, 3.724%, 6-15-50	8,000	8,548
UBS Commercial Mortgage Trust, Series 2017-C6, Class A5, 3.580%, 12-15-50	7,000	7,561
UBS Commercial Mortgage Trust, Series 2017-C7, Class AS (Mortgage spread to 10-year U.S. Treasury index), 4.061%, 12-15-50 (B)	2,300	2,518
Vornado DP LLC Trust, Commercial Mortgage Pass-Through Certificates, Series 2010-VNO, Class C, 5.280%, 9-13-28 (A)	1,200	1,217
Wells Fargo Commercial Mortgage Trust, Series 2016-BNK1, Class AS, 2.814%, 8-15-49	4,600	4,685
		63,447
Other Mortgage-Backed Securities – 9.3%		
Agate Bay Mortgage Loan Trust 2015-6, Class B1 (Mortgage spread to 10-year U.S. Treasury index), 3.611%, 9-25-45 (A)(B)	6,357	6,560
Agate Bay Mortgage Loan Trust 2016-1, Class B1 (Mortgage spread to 7-year U.S. Treasury index), 3.777%, 12-25-45 (A)(B)	6,277	6,403
Bear Stearns Mortgage Securities, Inc., Series 1996-6, Class B2, 8.000%, 11-25-29	56	35
Bellemeade Re Ltd., Series 2017-1, Class M1 (1-Month U.S. LIBOR plus 150 bps), 3.718%, 10-25-27 (A)(B)	1,966	1,973
Bellemeade Re Ltd., Series 2018-1A, Class M1B (1-Month U.S. LIBOR plus 160 bps), 3.618%, 4-25-28 (A)(B)	4,701	4,706
CHL Mortgage Pass-Through Trust 2004-J4, 5.250%, 5-25-34	50	50
Citigroup Mortgage Loan Trust, Series 2018-RP1 (3-year U.S. Treasury index plus 60 bps), 3.000%, 9-25-64 (A)(B)	3,331	3,357
COLT Funding LLC Mortgage Loan Trust, Series 2019-3, Class A1 (Mortgage spread to 2-year U.S. Treasury index), 2.764%, 8-25-49 (A)(B)	6,768	6,802

MORTGAGE-BACKED SECURITIES (Continued)	Principal	Value
Other Mortgage-Backed Securities (Continued)		
Home Partners of America Trust, Series 2018-1, Class A (1-Month U.S. LIBOR plus 90 bps), 2.925%, 7-17-37 (A)(B)	$6,338	$ 6,319
Invitation Homes Trust, Series 2018-SFR4, Class C (1-Month U.S. LIBOR plus 140 bps), 3.425%, 1-17-38 (A)(B)	9,600	9,589
JPMorgan Mortgage Trust, Series 2004-A3, Class 4-A-2 (Mortgage spread to 10-year U.S. Treasury index), 4.895%, 7-25-34 (B)	23	23
JPMorgan Mortgage Trust, Series 2013-2, Class B3 (Mortgage spread to 7-year U.S. Treasury index), 3.644%, 5-25-43 (A)(B)	2,536	2,557
JPMorgan Mortgage Trust, Series 2013-2, Class B4 (Mortgage spread to 5-year U.S. Treasury index), 3.644%, 5-25-43 (A)(B)	1,580	1,586
JPMorgan Mortgage Trust, Series 2016-3, Class B3 (Mortgage spread to 7-year U.S. Treasury index), 3.368%, 10-25-46 (A)(B)	2,778	2,710
JPMorgan Mortgage Trust, Series 2017-4, Class A-13 (Mortgage spread to 10-year U.S. Treasury index), 3.500%, 11-25-48 (A)(B)	6,761	6,841
Morgan Stanley Bank of America Merrill Lynch Trust, Series 2016-C32, Class A-4, 3.720%, 12-15-49	320	348
Morgan Stanley Capital I Trust, Series 2012-STAR, Class B, 3.451%, 8-5-34 (A)	930	955
Pearl Street Mortgage Co. Trust, Series 2018-1, Class A-3 (Mortgage spread to 2-year U.S. Treasury index), 3.500%, 2-25-48 (A)(B)	8,254	8,367
Progress Residential Trust, Series 2018-SFR3, Class C, 4.178%, 10-17-35 (A)	5,000	5,118
Prudential Home Mortgage Securities, Series 1994A, Class 5B (Mortgage spread to 2-year U.S. Treasury index), 6.730%, 4-28-24 (A)(B)	—*	—*
Prudential Home Mortgage Securities, Series 1994E, Class 5B (Mortgage spread to 2-year U.S. Treasury index), 7.670%, 9-28-24 (A)(B)	—*	—*
Salomon Brothers Mortgage Securities VII, Inc., Series 1997-HUD, Class B-2 (Mortgage spread to 3-year U.S. Treasury index), 4.532%, 12-25-30 (B)	742	121

MORTGAGE-BACKED SECURITIES (Continued)	Principal	Value
Other Mortgage-Backed Securities (Continued)		
Sequoia Mortgage Trust, Series 2012-5, Class B2 (Mortgage spread to 3-year U.S. Treasury index), 3.897%, 11-25-42 (B)	$ 4,017	$ 4,108
Sequoia Mortgage Trust, Series 2015-3, Class B1 (Mortgage spread to 7-year U.S. Treasury index), 3.712%, 7-25-45 (A)(B)	3,763	3,884
Shellpoint Co-Originator Trust, Series 2015-1, Class B3 (Mortgage spread to 7-year U.S. Treasury index), 3.812%, 8-25-45 (A)(B)	4,748	4,867
Structured Asset Mortgage Investments, Inc., Series 1998-2, Class B, 0.777%, 5-2-30	4	—*
Structured Asset Mortgage Investments, Inc., Series 1998-2, Class C, 0.778%, 5-2-30	2	—*
Towd Point Mortgage Trust, Series 2015-2, Class 2-M2 (Mortgage spread to 7-year U.S. Treasury index), 4.553%, 11-25-57 (A)(B)	7,050	7,475
Winwater Mortgage Loan Trust 2015-B1 (Mortgage spread to 10-year U.S. Treasury index), 3.784%, 8-20-45 (A)(B)	6,426	6,705
		101,459
TOTAL MORTGAGE-BACKED SECURITIES – 15.1%		$164,906
(Cost: $163,061)		

MUNICIPAL BONDS - TAXABLE	Principal	Value
Alabama – 0.4%		
Muni Elec Auth of GA, Plant Vogtle Units 3 & 4 Proj M Bonds, Ser 2010A, 6.655%, 4-1-57	2,995	4,278
New York – 0.7%		
Port Auth of NY & NJ Consolidated Bonds, 168th Ser, 4.926%, 10-1-51	2,690	3,643
Port Auth of NY & NJ Consolidated Bonds, Ser 174, 4.458%, 10-1-62	3,000	3,822
		7,465
Washington – 0.2%		
Pub Util Dist No. 1, Douglas Cnty, WA, Wells Hydroelec Bonds, Ser 2010A, 5.450%, 9-1-40	1,205	1,601
TOTAL MUNICIPAL BONDS - TAXABLE – 1.3%		$ 13,344
(Cost: $10,411)		

SCHEDULE OF INVESTMENTS IVY SECURIAN CORE BOND FUND *(in thousands)*

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS	Principal	Value
Mortgage-Backed Obligations – 14.4%		
Federal Home Loan Mortgage Corp. Agency REMIC/CMO,		
5.300%, 1-15-33	$ 47	$ 52
Federal Home Loan Mortgage Corp. Agency REMIC/CMO (1-Month U.S. LIBOR plus 280 bps),		
6.818%, 5-25-28 (B)	3,700	3,987
Federal Home Loan Mortgage Corp. Agency REMIC/CMO (1-Month U.S. LIBOR plus 380 bps),		
5.818%, 3-25-29 (B)	4,000	4,236
Federal Home Loan Mortgage Corp. Agency REMIC/CMO (1-Month U.S. LIBOR plus 445 bps),		
6.468%, 4-25-30 (B)	1,250	1,360
Federal Home Loan Mortgage Corp. Agency REMIC/CMO (1-Month U.S. LIBOR plus 455 bps),		
6.568%, 10-25-24 (B)	2,185	2,341
Federal Home Loan Mortgage Corp. Agency REMIC/CMO (1-Month U.S. LIBOR plus 515 bps),		
7.168%, 11-25-28 (B)	3,110	3,379
Federal Home Loan Mortgage Corp. Agency REMIC/CMO (1-Month U.S. LIBOR plus 555 bps),		
7.695%, 7-25-28 (B)	6,400	7,091
Federal Home Loan Mortgage Corp. Agency REMIC/CMO (1-Month U.S. LIBOR plus 95 bps),		
2.968%, 10-25-29 (B)	5,700	5,480
Federal Home Loan Mortgage Corp. Agency REMIC/CMO (Mortgage spread to 30-year U.S. Treasury index),		
4.000%, 8-25-56 (A)(B)	1,466	1,472
Federal Home Loan Mortgage Corp. Agency REMIC/CMO (Mortgage spread to 7-year U.S. Treasury index),		
4.000%, 7-25-56 (B)	5,830	5,956
Federal Home Loan Mortgage Corp. Fixed Rate Participation Certificates:		
3.500%, 5-25-45	3,716	3,775
3.000%, 10-25-46	1,234	1,249
Federal National Mortgage Association Agency REMIC/CMO (1-Month U.S. LIBOR plus 300 bps),		
5.018%, 10-25-29 (B)	3,000	3,118
Federal National Mortgage Association Agency REMIC/CMO (1-Month U.S. LIBOR plus 365 bps),		
5.668%, 9-25-29 (B)	2,350	2,470
Federal National Mortgage Association Agency REMIC/CMO (1-Month U.S. LIBOR plus 430 bps),		
6.318%, 2-25-25 (B)	1,926	2,040
Federal National Mortgage Association Agency REMIC/CMO (1-Month U.S. LIBOR plus 440 bps),		
6.418%, 1-25-24 (B)	3,970	4,313

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal	Value
Mortgage-Backed Obligations (Continued)		
Federal National Mortgage Association Agency REMIC/CMO (1-Month U.S. LIBOR plus 445 bps),		
6.468%, 1-25-29 (B)	$6,738	$7,094
Federal National Mortgage Association Agency REMIC/CMO (1-Month U.S. LIBOR plus 550 bps),		
7.518%, 9-25-29 (B)	2,650	3,094
Federal National Mortgage Association Fixed Rate Pass-Through Certificates:		
3.000%, 9-1-22	224	229
5.000%, 7-1-23	47	50
6.000%, 8-1-23	46	47
5.500%, 2-1-24	21	23
4.500%, 4-1-25	77	81
3.500%, 11-1-25	171	176
3.500%, 6-1-26	286	297
2.500%, 11-1-27	616	622
6.000%, 8-1-29	22	25
7.500%, 5-1-31	12	14
7.000%, 9-1-31	4	4
7.000%, 11-1-31	60	68
6.500%, 12-1-31	6	7
6.500%, 2-1-32	59	68
7.000%, 2-1-32	45	53
7.000%, 3-1-32	63	75
6.500%, 4-1-32	10	12
6.500%, 5-1-32	18	20
6.500%, 7-1-32	7	8
6.500%, 8-1-32	11	12
6.000%, 9-1-32	12	14
6.500%, 9-1-32	26	29
6.000%, 10-1-32	209	240
6.500%, 10-1-32	25	29
6.000%, 11-1-32	158	181
3.500%, 12-1-32	1,119	1,165
6.000%, 3-1-33	242	276
5.500%, 4-1-33	196	220
6.000%, 4-1-33	5	6
5.500%, 5-1-33	17	19
6.000%, 6-1-33	33	36
6.500%, 8-1-33	11	12
6.000%, 10-1-33	36	40
6.000%, 12-1-33	56	64
5.500%, 1-1-34	42	48
5.500%, 1-1-34	41	46
6.000%, 1-1-34	26	30
5.000%, 3-1-34	11	12
5.500%, 3-1-34	18	20
5.500%, 4-1-34	16	18
5.000%, 5-1-34	8	8
6.000%, 8-1-34	39	43
5.500%, 9-1-34	148	164
6.000%, 9-1-34	43	48
6.500%, 9-1-34	85	95
5.500%, 11-1-34	173	190
6.000%, 11-1-34	71	79
6.500%, 11-1-34	4	5
5.000%, 12-1-34	234	258
5.500%, 1-1-35	145	163
5.500%, 1-1-35	22	23

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal	Value
Mortgage-Backed Obligations (Continued)		
5.500%, 2-1-35	$ 365	$ 412
5.500%, 2-1-35	36	41
6.500%, 3-1-35	97	111
5.500%, 4-1-35	98	110
4.500%, 5-1-35	145	158
5.500%, 6-1-35	4	5
4.500%, 7-1-35	121	129
5.000%, 7-1-35	258	285
5.000%, 7-1-35	54	59
5.500%, 7-1-35	41	46
5.500%, 8-1-35	5	6
5.500%, 10-1-35	181	206
5.500%, 11-1-35	86	97
5.000%, 2-1-36	23	26
5.500%, 2-1-36	28	30
6.500%, 2-1-36	24	27
5.500%, 9-1-36	126	143
5.500%, 11-1-36	48	54
6.000%, 11-1-36	31	35
6.000%, 1-1-37	24	28
6.000%, 5-1-37	61	70
5.500%, 6-1-37	33	38
6.000%, 8-1-37	39	45
7.000%, 10-1-37	16	16
5.000%, 4-1-38	126	141
6.000%, 10-1-38	93	107
4.500%, 6-1-39	89	96
5.000%, 12-1-39	235	263
5.500%, 12-1-39	127	144
5.000%, 3-1-40	524	579
4.500%, 10-1-40	432	465
4.000%, 12-1-40	648	692
3.500%, 4-1-41	1,196	1,257
4.000%, 4-1-41	855	913
4.500%, 4-1-41	1,252	1,372
5.000%, 4-1-41	127	141
4.500%, 7-1-41	647	701
4.000%, 8-1-41	530	566
4.000%, 9-1-41	765	818
3.500%, 10-1-41	10,225	10,491
4.000%, 10-1-41	4,880	5,091
3.500%, 11-1-41	2,197	2,313
3.500%, 1-1-42	598	628
3.500%, 4-1-42	4,067	4,273
3.500%, 8-1-42	1,288	1,353
3.000%, 9-1-42	1,425	1,469
3.500%, 1-1-43	719	755
3.500%, 2-1-43	955	1,012
3.000%, 5-1-43	1,954	2,014
4.000%, 1-1-44	805	872
4.000%, 4-1-44	2,040	2,161
3.500%, 5-1-45	1,556	1,621
3.500%, 6-1-45	1,071	1,121
3.500%, 7-1-45	1,139	1,175
3.500%, 8-1-45	1,850	1,929
3.500%, 9-1-45	1,284	1,341
3.000%, 1-1-46	2,776	2,847
4.000%, 2-1-47	666	696
Government National Mortgage Association Agency REMIC/CMO:		
0.643%, 7-16-40 (E)	13	—*
0.018%, 6-17-45 (E)	188	—*

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal	Value
Mortgage-Backed Obligations (Continued)		
Government National Mortgage Association Fixed Rate Pass-Through Certificates:		
6.250%, 7-15-24	$ 39	$ 41
4.000%, 8-20-31	474	498
5.000%, 7-15-33	93	103
5.000%, 7-15-34	73	81
5.500%, 12-15-34	94	107
5.000%, 1-15-35	103	115
3.250%, 11-20-35	518	537
5.000%, 12-15-35	168	188
4.000%, 6-20-36	734	770
5.500%, 7-15-38	85	96
5.500%, 10-15-38	127	144
5.500%, 2-15-39	22	24
5.000%, 12-15-39	92	104
5.000%, 1-15-40	595	660
4.500%, 6-15-40	271	297
5.000%, 7-15-40	121	132
4.000%, 12-20-40	369	400
4.000%, 1-15-41	418	446
4.000%, 10-15-41	239	255
3.500%, 10-20-43	1,088	1,152
4.000%, 12-20-44	365	388
3.500%, 2-20-45	1,705	1,784
3.000%, 3-15-45	2,314	2,376
3.000%, 3-20-45	1,153	1,189
3.500%, 4-20-46	728	765
U.S. Department of Veterans Affairs, Guaranteed REMIC Pass-Through Certificates, Vendee Mortgage Trust, Series 1995-1, Class 2,		
7.793%, 2-15-25	7	8
U.S. Dept of Veterans Affairs, Gtd REMIC Pass-Through Certs, Vendee Mortgage Trust, Series 1995-1, Class 1 (Mortgage spread to 3-year U.S. Treasury index),		
6.381%, 2-15-25 (B)	33	36
Uniform Mortgage Back Security:		
5.000%, 4-1-23	77	81
3.500%, 8-1-26	299	311
2.500%, 3-1-28	357	362
2.500%, 4-1-28	321	325
5.000%, 5-1-29	29	32
3.500%, 5-1-32	849	884
6.500%, 9-1-32	24	28
6.000%, 11-1-33	32	37
5.500%, 5-1-34	273	308
6.500%, 5-1-34	85	99
5.500%, 6-1-34	74	83
5.000%, 9-1-34	—*	—*
5.500%, 9-1-34	2	3
5.500%, 10-1-34	108	121
5.500%, 7-1-35	36	40
5.000%, 8-1-35	30	34
5.500%, 10-1-35	37	42
5.000%, 11-1-35	88	97

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal	Value
Mortgage-Backed Obligations (Continued)		
5.000%, 12-1-35	$ 18	$ 20
6.500%, 7-1-36	18	20
7.000%, 12-1-37	21	24
5.500%, 3-1-38	128	145
5.500%, 2-1-39	185	208
5.000%, 11-1-39	81	90
5.000%, 1-1-40	465	514
5.000%, 4-1-40	171	189
5.000%, 8-1-40	150	165
4.000%, 10-1-40	398	426
4.000%, 11-1-40	512	552
4.500%, 1-1-41	392	425
4.000%, 2-1-41	956	1,022
4.000%, 3-1-41	313	336
4.500%, 3-1-41	217	236
4.500%, 4-1-41	637	694
4.000%, 6-1-41	359	385
4.000%, 8-1-41	186	197
4.000%, 11-1-41	2,724	2,911
3.500%, 3-1-42	1,309	1,376
3.000%, 8-1-42	823	848
3.500%, 8-1-42	2,091	2,197
3.000%, 1-1-43	1,043	1,075
3.000%, 2-1-43	1,300	1,345
3.500%, 7-1-44	1,555	1,624
3.500%, 12-1-44	3,081	3,214
		157,394

TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 14.4%		$157,394

(Cost: $155,776)

UNITED STATES GOVERNMENT OBLIGATIONS

	Principal	Value
Treasury Obligations – 18.8%		
U.S. Treasury Bonds:		
5.375%, 2-15-31 (C)(F)	4,940	6,812
3.000%, 2-15-48	13,563	16,117
3.000%, 2-15-49 (C)	26,601	31,742
2.875%, 5-15-49	2,500	2,918
U.S. Treasury Notes:		
1.375%, 1-15-20	2,100	2,097
1.375%, 2-15-20	21,000	20,956
1.250%, 2-29-20	15,000	14,961
1.375%, 4-30-20	20,000	19,942
1.375%, 5-31-20	18,220	18,158
2.875%, 10-31-20	1,080	1,092
2.000%, 5-31-24	10,000	10,201
1.750%, 6-30-24	10,500	10,590
1.750%, 7-31-24 (C)	8,650	8,728
1.250%, 8-31-24 (C)	530	523
2.500%, 1-31-25	4,265	4,465
2.750%, 8-31-25	820	873
3.000%, 9-30-25	5,000	5,397
2.625%, 12-31-25	3,100	3,286

UNITED STATES GOVERNMENT OBLIGATIONS (Continued)	Principal	Value
Treasury Obligations (Continued)		
2.125%, 5-31-26	$ 12,150	$ 12,537
2.375%, 5-15-29	5,925	6,294
1.625%, 8-15-29	7,500	7,467
		205,156

TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 18.8%		$ 205,156

(Cost: $195,971)

SHORT-TERM SECURITIES

	Principal	Value
Commercial Paper (G) – 2.2%		
Anheuser-Busch InBev Worldwide, Inc. (GTD by AB INBEV/BBR/COB),		
2.247%, 10-2-19	1,003	1,003
Federal National Mortgage Association,		
1.690%, 10-1-19	5,119	5,119
McCormick & Co., Inc.,		
2.131%, 10-4-19	10,000	9,997
Sysco Corp.,		
2.180%, 10-1-19	7,300	7,300
		23,419
Master Note – 0.5%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps),		
2.170%, 10-7-19 (H)	5,474	5,474
Money Market Funds – 0.0%		
Dreyfus Institutional Preferred Government Money Market Fund - Institutional Shares,		
1.900%, (I)(J)	190	190

TOTAL SHORT-TERM SECURITIES – 2.7%		$ 29,083

(Cost: $29,084)

TOTAL INVESTMENT SECURITIES – 100.8%	$1,099,883

(Cost: $1,066,097)

LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.8)%	(8,556)

NET ASSETS – 100.0%	$ 1,091,327

SEPTEMBER 30, 2019 (UNAUDITED)

Notes to Schedule of Investments

*Not shown due to rounding.

(A) Securities were purchased pursuant to an exemption from registration available under Rule 144A under the Securities Act of 1933 and may only be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2019 the total value of these securities amounted to $280,284 or 25.7% of net assets.

(B) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2019. Description of the reference rate and spread, if applicable, are included in the security description.

(C) All or a portion of securities with an aggregate value of $10,230 are on loan.

(D) Step bond that pays an initial coupon rate for the first period and then a higher or lower coupon rate for the following periods. Interest rate disclosed is that which is in effect at September 30, 2019.

(E) Interest-only security. Amount shown as principal represents notional amount for computation of interest.

(F) All or a portion of securities with an aggregate value of $1,965 have been pledged as collateral on open futures contracts.

(G) Rate shown is the yield to maturity at September 30, 2019.

(H) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2019. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

(I) Investment made with cash collateral received from securities on loan.

(J) Rate shown is the annualized 7-day yield at September 30, 2019.

The following futures contracts were outstanding at September 30, 2019 (contracts unrounded):

Description	Type	Number of Contracts	Expiration Date	Notional Amount	Value	Unrealized Appreciation (Depreciation)
U.S. Treasury Ultra Long Bond	Short	68	12-19-19	6,800	$ (13,050)	$ 406
U.S. 10-Year Ultra Treasury Note	Short	344	12-31-19	34,400	(48,988)	762
U.S. 30-Year Treasury Bond	Long	552	12-31-19	55,200	89,597	(1,886)
U.S. 5-Year Treasury Note	Long	815	1-6-20	81,500	97,106	(670)
					$124,665	$(1,388)

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2019. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Asset-Backed Securities	$ —	$ 150,606	$ —
Corporate Debt Securities	—	379,394	—
Mortgage-Backed Securities	—	164,906	—
Municipal Bonds	—	13,344	—
United States Government Agency Obligations	—	157,394	—
United States Government Obligations	—	205,156	—
Short-Term Securities	190	28,893	—
Total	$ 190	$1,099,693	$ —
Futures Contracts	$ 1,168	$ —	$ —
Liabilities			
Futures Contracts	$2,556	$ —	$ —

During the period ended September 30, 2019, securities totaling $113 were transferred from Level 3 to Level 2 due to increased availability of observable market data due to increased market activity or information for these securities.

The following acronyms are used throughout this schedule:

CMO = Collateralized Mortgage Obligation
GTD = Guaranteed
LIBOR = London Interbank Offered Rate
REIT = Real Estate Investment Trust
REMIC = Real Estate Mortgage Investment Conduit

ALL DATA IS AS OF SEPTEMBER 30, 2019 (UNAUDITED)

Asset Allocation

Stocks	97.4%
Financials	16.9%
Industrials	15.5%
Information Technology	14.2%
Health Care	11.8%
Consumer Discretionary	8.7%
Communication Services	7.1%
Real Estate	6.5%
Consumer Staples	6.5%
Energy	3.8%
Utilities	3.5%
Materials	2.9%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	2.6%

Top 10 Equity Holdings

Company	Sector	Industry
Vonage Holdings Corp.	Communication Services	Alternative Carriers
Nomad Foods Ltd.	Consumer Staples	Packaged Foods & Meats
Webster Financial Corp.	Financials	Regional Banks
Cardtronics plc, Class A	Information Technology	Data Processing & Outsourced Services
Chemed Corp.	Health Care	Health Care Services
Grand Canyon Education, Inc.	Consumer Discretionary	Education Services
Switch, Inc., Class A	Information Technology	IT Consulting & Other Services
MGIC Investment Corp.	Financials	Thrifts & Mortgage Finance
Encompass Health Corp.	Health Care	Health Care Facilities
OneSpaWorld Holdings Ltd.	Consumer Discretionary	Specialized Consumer Services

See your advisor or www.ivyinvestments.com for more information on the Fund's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

SCHEDULE OF INVESTMENTS IVY SMALL CAP CORE FUND *(in thousands)*

SEPTEMBER 30, 2019 (UNAUDITED)

COMMON STOCKS	Shares	Value
Communication Services		
Alternative Carriers – 6.7%		
Cogent Communications Group, Inc.	293	$ 16,163
Vonage Holdings Corp. (A)	2,770	31,304
		47,467
Broadcasting – 0.4%		
Nexstar Broadcasting Group, Inc.	27	2,712
Total Communication Services – 7.1%		50,179
Consumer Discretionary		
Casinos & Gaming – 1.0%		
Red Rock Resorts, Inc., Class A	327	6,635
Education Services – 3.0%		
Grand Canyon Education, Inc. (A)	213	20,915
Homebuilding – 0.7%		
TopBuild Corp. (A)	54	5,190
Leisure Products – 1.5%		
Polaris, Inc.	123	10,800
Specialized Consumer Services – 2.5%		
OneSpaWorld Holdings Ltd. (A)	1,137	17,651
Total Consumer Discretionary – 8.7%		61,191
Consumer Staples		
Packaged Foods & Meats – 6.5%		
Nomad Foods Ltd. (A)	1,355	27,787
Sanderson Farms, Inc.	75	11,297
TreeHouse Foods, Inc. (A)	118	6,570
		45,654
Total Consumer Staples – 6.5%		45,654
Energy		
Oil & Gas Exploration & Production – 2.1%		
Magnolia Oil & Gas Corp. (A)(B)	1,311	14,552
Oil & Gas Storage & Transportation – 1.7%		
Scorpio Tankers, Inc.	414	12,316
Total Energy – 3.8%		26,868
Financials		
Consumer Finance – 1.6%		
Encore Capital Group, Inc. (A)	332	11,058
Multi-Line Insurance – 3.0%		
Assurant, Inc. (C)	84	10,551
Kemper Corp.	133	10,385
		20,936

COMMON STOCKS (Continued)	Shares	Value
Property & Casualty Insurance – 3.9%		
Argo Group International Holdings Ltd.	188	$ 13,210
Old Republic International Corp.	616	14,516
		27,726
Regional Banks – 5.6%		
First Horizon National Corp.	446	7,225
TCF Financial Corp.	132	5,034
Webster Financial Corp.	586	27,453
		39,712
Thrifts & Mortgage Finance – 2.8%		
MGIC Investment Corp.	1,561	19,641
Total Financials – 16.9%		119,073
Health Care		
Health Care Equipment – 3.9%		
Envista Holdings Corp. (A)	267	7,454
Glaukos Corp. (A)	69	4,299
Integer Holdings Corp. (A)	110	8,304
Tandem Diabetes Care, Inc. (A)	131	7,732
		27,789
Health Care Facilities – 2.8%		
Encompass Health Corp.	308	19,486
Health Care Services – 4.1%		
Chemed Corp.	62	25,865
LHC Group, Inc. (A)	25	2,820
		28,685
Life Sciences Tools & Services – 0.7%		
Medpace Holdings, Inc. (A)	54	4,559
Pharmaceuticals – 0.3%		
Intersect ENT, Inc. (A)	143	2,432
Total Health Care – 11.8%		82,951
Industrials		
Aerospace & Defense – 1.4%		
Cubic Corp.	136	9,612
Building Products – 1.1%		
Trex Co., Inc. (A)	90	8,155
Electrical Components & Equipment – 0.7%		
Generac Holdings, Inc. (A)	67	5,225
Environmental & Facilities Services – 0.9%		
Clean Harbors, Inc. (A)	83	6,377
Industrial Machinery – 7.1%		
Crane Co.	211	16,999
Gardner Denver Holdings, Inc. (A)	370	10,472
RBC Bearings, Inc. (A)	91	15,164
Woodward, Inc.	66	7,099
		49,734

COMMON STOCKS (Continued)	Shares	Value
Research & Consulting Services – 1.4%		
ICF International, Inc.	114	$ 9,594
Security & Alarm Services – 2.1%		
Brink's Co. (The)	139	11,540
NAPCO Security Technologies, Inc. (A)(B)	127	3,230
		14,770
Trucking – 0.8%		
Knight Transportation, Inc.	156	5,658
Total Industrials – 15.5%		109,125
Information Technology		
Application Software – 2.3%		
Q2 Holdings, Inc. (A)	204	16,094
Data Processing & Outsourced Services – 5.7%		
Cardtronics plc, Class A (A)	891	26,929
EVERTEC, Inc.	237	7,388
Repay Holdings Corp. (A)(B)	416	5,548
		39,865
IT Consulting & Other Services – 2.8%		
Switch, Inc., Class A (B)	1,266	19,772
Systems Software – 2.0%		
PROS Holdings, Inc. (A)	240	14,307
Technology Distributors – 1.4%		
Avnet, Inc.	229	10,200
Total Information Technology – 14.2%		100,238
Materials		
Aluminum – 0.7%		
Constellium N.V., Class A (A)	391	4,969
Diversified Chemicals – 1.7%		
Huntsman Corp.	511	11,890
Diversified Metals & Mining – 0.5%		
Compass Minerals International, Inc.	64	3,599
Total Materials – 2.9%		20,458
Real Estate		
Hotel & Resort REITs – 1.5%		
Ryman Hospitality Properties, Inc.	127	10,357
Industrial REITs – 3.2%		
Americold Realty Trust	221	8,183
STAG Industrial, Inc.	489	14,405
		22,588
Residential REITs – 0.6%		
Essential Properties Realty Trust, Inc.	171	3,922

SEPTEMBER 30, 2019 (UNAUDITED)

COMMON STOCKS (Continued)	Shares	Value
Retail REITs – 1.2%		
Agree Realty Corp.	121	$ 8,822
Total Real Estate – 6.5%		45,689
Utilities		
Electric Utilities – 1.4%		
ALLETE, Inc.	112	9,796
Gas Utilities – 2.1%		
ONE Gas, Inc.	151	14,554
Total Utilities – 3.5%		24,350
TOTAL COMMON STOCKS – 97.4%		$685,776
(Cost: $611,359)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper (D) – 0.9%		
Sysco Corp.,		
2.180%, 10-1-19	$2,866	2,866
UnitedHealth Group, Inc.,		
2.252%, 10-4-19	3,800	3,799
		6,665

SHORT-TERM SECURITIES (Continued)	Principal	Value
Master Note – 0.1%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps),		
2.170%, 10-7-19 (E)	$ 948	$ 948
Money Market Funds – 0.2%		
Dreyfus Institutional Preferred Government Money Market Fund - Institutional Shares,		
1.900%, (F)(G)	1,145	1,145
TOTAL SHORT-TERM SECURITIES – 1.2%		$ 8,758
(Cost: $8,758)		
TOTAL INVESTMENT SECURITIES – 98.6%		$694,534
(Cost: $620,117)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.4%		9,671
NET ASSETS – 100.0%		$704,205

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) All or a portion of securities with an aggregate value of $2,108 are on loan.

(C) Securities were purchased pursuant to an exemption from registration available under Rule 144A under the Securities Act of 1933 and may only be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2019 the total value of these securities amounted to $10,551 or 1.5% of net assets.

(D) Rate shown is the yield to maturity at September 30, 2019.

(E) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2019. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

(F) Investment made with cash collateral received from securities on loan.

(G) Rate shown is the annualized 7-day yield at September 30, 2019.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2019. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$685,776	$ —	$ —
Short-Term Securities	1,145	7,613	—
Total	$686,921	$7,613	$ —

The following acronyms are used throughout this schedule:

LIBOR = London Interbank Offered Rate
REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.

ALL DATA IS AS OF SEPTEMBER 30, 2019 (UNAUDITED)

Asset Allocation

Stocks	95.6%
Information Technology	25.7%
Health Care	24.0%
Industrials	18.9%
Consumer Discretionary	14.1%
Financials	6.0%
Consumer Staples	3.1%
Communication Services	2.3%
Energy	1.2%
Real Estate	0.3%
Liabilities (Net of Cash and Other Assets), and Cash Equivalents+	4.4%

Top 10 Equity Holdings

Company	Sector	Industry
Teladoc Health, Inc.	Health Care	Health Care Services
Mercury Computer Systems, Inc.	Industrials	Aerospace & Defense
Insulet Corp.	Health Care	Health Care Equipment
Proofpoint, Inc.	Information Technology	Systems Software
Nexstar Broadcasting Group, Inc.	Communication Services	Broadcasting
InterXion Holding N.V.	Information Technology	IT Consulting & Other Services
Five9, Inc.	Information Technology	Application Software
Grand Canyon Education, Inc.	Consumer Discretionary	Education Services
Wingstop, Inc.	Consumer Discretionary	Restaurants
Monolithic Power Systems, Inc.	Information Technology	Semiconductors

See your advisor or www.ivyinvestments.com for more information on the Fund's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

SCHEDULE OF INVESTMENTS IVY SMALL CAP GROWTH FUND *(in thousands)*

SEPTEMBER 30, 2019 (UNAUDITED)

COMMON STOCKS	Shares	Value
Communication Services		
Broadcasting – 2.3%		
Nexstar Broadcasting Group, Inc.	545	$ 55,769
Total Communication Services – 2.3%		55,769
Consumer Discretionary		
Auto Parts & Equipment – 0.4%		
Fox Factory Holding Corp. (A)	136	8,469
Automotive Retail – 1.1%		
Carvana Co. (A)(B)	411	27,133
Casinos & Gaming – 0.4%		
PlayAGS, Inc. (A)	1,009	10,371
Distributors – 1.0%		
Pool Corp.	125	25,170
Education Services – 2.0%		
Grand Canyon Education, Inc. (A)	484	47,539
General Merchandise Stores – 0.5%		
Ollie's Bargain Outlet Holdings, Inc. (A)	213	12,490
Homebuilding – 2.1%		
Installed Building Products, Inc. (A)	592	33,971
TopBuild Corp. (A)	176	16,989
		50,960
Hotels, Resorts & Cruise Lines – 1.2%		
Hilton Grand Vacations, Inc. (A)	902	28,869
Internet & Direct Marketing Retail – 1.9%		
Etsy, Inc. (A)	709	40,081
RealReal, Inc. (The) (A)(B)	206	4,609
		44,690
Leisure Facilities – 1.3%		
SeaWorld Entertainment, Inc. (A)	1,177	30,981
Leisure Products – 0.3%		
Malibu Boats, Inc., Class A (A)	268	8,229
Restaurants – 1.9%		
Wingstop, Inc.	531	46,347
Total Consumer Discretionary – 14.1%		341,248
Consumer Staples		
Food Retail – 0.6%		
Sprouts Farmers Market, Inc. (A)	782	15,126
Packaged Foods & Meats – 2.5%		
J&J Snack Foods Corp.	163	31,238
Nomad Foods Ltd. (A)	1,372	28,120
		59,358
Total Consumer Staples – 3.1%		74,484

COMMON STOCKS (Continued)	Shares	Value
Energy		
Oil & Gas Equipment & Services – 0.5%		
Dril-Quip, Inc. (A)	241	$ 12,082
Oil & Gas Exploration & Production – 0.7%		
Matador Resources Co. (A)	1,069	17,672
Total Energy – 1.2%		29,754
Financials		
Asset Management & Custody Banks – 0.6%		
Hamilton Lane, Inc., Class A	240	13,649
Insurance Brokers – 0.8%		
eHealth, Inc. (A)	277	18,518
Investment Banking & Brokerage – 2.7%		
Evercore Partners, Inc.	334	26,787
LPL Investment Holdings, Inc.	489	40,016
		66,803
Regional Banks – 0.9%		
Seacoast Banking Corp. of Florida (A)	865	21,901
Thrifts & Mortgage Finance – 1.0%		
Essent Group Ltd.	538	25,669
Total Financials – 6.0%		146,540
Health Care		
Biotechnology – 1.2%		
Vericel Corp. (A)	1,965	29,744
Health Care Distributors – 1.4%		
PetIQ, Inc. (A)	1,268	34,557
Health Care Equipment – 7.5%		
Insulet Corp. (A)	362	59,705
iRhythm Technologies, Inc. (A)(B)	474	35,092
NovoCure Ltd. (A)	227	16,956
Penumbra, Inc. (A)(B)	212	28,545
Tactile Systems Technology, Inc. (A)	694	29,370
Veracyte, Inc. (A)	511	12,260
		181,928
Health Care Services – 6.0%		
AMN Healthcare Services, Inc. (A)	582	33,493
LHC Group, Inc. (A)	283	32,183
Teladoc Health, Inc. (A)(B)	1,200	81,241
		146,917
Health Care Supplies – 2.0%		
Merit Medical Systems, Inc. (A)	814	24,803
STAAR Surgical Co. (A)	925	23,845
		48,648
Health Care Technology – 4.3%		
CareDx, Inc. (A)	1,769	39,987
HMS Holdings Corp. (A)	1,012	34,884

COMMON STOCKS (Continued)	Shares	Value
Health Care Technology (Continued)		
Omnicell, Inc. (A)	368	$ 26,610
Phreesia, Inc. (A)	87	2,117
		103,598
Managed Health Care – 1.0%		
HealthEquity, Inc. (A)	433	24,745
Pharmaceuticals – 0.6%		
Aerie Pharmaceuticals, Inc. (A)	704	13,533
Total Health Care – 24.0%		583,670
Industrials		
Aerospace & Defense – 2.6%		
Mercury Computer Systems, Inc. (A)	786	63,831
Air Freight & Logistics – 1.4%		
Air Transport Services Group, Inc. (A)	1,542	32,422
Building Products – 1.4%		
PGT Innovations, Inc. (A)	1,189	20,529
Trex Co., Inc. (A)	155	14,085
		34,614
Electrical Components & Equipment – 0.8%		
EnerSys	291	19,193
Environmental & Facilities Services – 1.8%		
Clean Harbors, Inc. (A)	572	44,174
Industrial Machinery – 7.7%		
Crane Co.	333	26,810
John Bean Technologies Corp.	400	39,812
RBC Bearings, Inc. (A)	218	36,114
Timken Co. (The)	938	40,822
Woodward, Inc.	396	42,711
		186,269
Security & Alarm Services – 1.8%		
Brink's Co. (The)	513	42,549
Trucking – 1.4%		
Knight Transportation, Inc.	954	34,636
Total Industrials – 18.9%		457,688
Information Technology		
Application Software – 12.6%		
Coupa Software, Inc. (A)	53	6,815
Envestnet, Inc. (A)	464	26,298
Five9, Inc. (A)	912	48,984
Globant S.A. (A)	390	35,671
HubSpot, Inc. (A)	176	26,683
Mimecast Ltd. (A)	1,019	36,363
Paycom Software, Inc. (A)	107	22,349
Pluralsight, Inc., Class A (A)(B)	1,303	21,882
Q2 Holdings, Inc. (A)	515	40,642
RealPage, Inc. (A)	375	23,585

SCHEDULE OF INVESTMENTS IVY SMALL CAP GROWTH FUND *(in thousands)*

SEPTEMBER 30, 2019 (UNAUDITED)

COMMON STOCKS (Continued)	Shares	Value
Application Software (Continued)		
Smartsheet, Inc., Class A (A)	483	$ 17,389
		306,661
Communications Equipment – 1.0%		
Viavi Solutions, Inc. (A)	1,801	25,222
Data Processing & Outsourced Services – 1.1%		
EVO Payments, Inc., Class A (A)	960	26,984
Electronic Equipment & Instruments – 0.6%		
Coherent, Inc. (A)	97	14,956
Internet Services & Infrastructure – 1.3%		
8x8, Inc. (A)	1,473	30,529
IT Consulting & Other Services – 3.3%		
Booz Allen Hamilton Holding Corp.	424	30,135
InterXion Holding N.V. (A)	604	49,198
		79,333
Semiconductors – 1.9%		
Monolithic Power Systems, Inc.	290	45,180
Systems Software – 3.9%		
Proofpoint, Inc. (A)	441	56,967
Varonis Systems, Inc. (A)	633	37,848
		94,815
Total Information Technology – 25.7%		623,680
Real Estate		
Health Care REITs – 0.3%		
Community Healthcare Trust, Inc.	168	7,495
Total Real Estate – 0.3%		7,495
TOTAL COMMON STOCKS – 95.6%		$2,320,328
(Cost: $1,819,406)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (C) – 1.9%		
Diageo Capital plc (GTD by Diageo plc), 2.201%, 10-4-19	$ 5,000	$ 4,999
Florida Power & Light Co., 2.092%, 10-8-19	5,000	4,997
International Paper Co.:		
2.202%, 10-8-19	6,000	5,997
2.310%, 10-11-19	5,000	4,996
McCormick & Co., Inc., 2.151%, 10-3-19	5,000	4,999
Sysco Corp., 2.180%, 10-1-19	5,070	5,070
UnitedHealth Group, Inc.:		
2.152%, 10-7-19	5,000	4,998
2.030%, 10-17-19	6,000	5,994
Wisconsin Electric Power Co., 2.100%, 10-1-19	5,000	5,000
		47,050
Master Note – 0.1%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 2.170%, 10-7-19 (D)	2,048	2,048
Money Market Funds – 3.7%		
Dreyfus Institutional Preferred Government Money Market Fund - Institutional Shares, 1.900%, (E)(F)	90,677	90,677
Municipal Obligations – 0.2%		
CA Statewide Cmnty Dev Auth, Multifam Hsng Rev Bonds (Wyndover Apts), Ser 2004 LL (GTD by FNMA) (BVAL plus 10 bps), 1.520%, 10-7-19 (D)	$ 5,125	$ 5,125
United States Government Agency Obligations – 2.0%		
Overseas Private Investment Corp. (GTD by U.S. Government) (3-Month U.S. TB Rate):		
2.200%, 10-7-19 (D)	35,212	35,212
2.220%, 10-7-19 (D)	13,806	13,806
		49,018
TOTAL SHORT-TERM SECURITIES – 7.9%		$ 193,918
(Cost: $193,921)		
TOTAL INVESTMENT SECURITIES – 103.5%		$ 2,514,246
(Cost: $2,013,327)		
LIABILITIES, NET OF CASH AND OTHER ASSETS (G) – (3.5)%		(85,356)
NET ASSETS – 100.0%		$2,428,890

Notes to Schedule of Investments

*Not shown due to rounding.

(A)No dividends were paid during the preceding 12 months.

(B)All or a portion of securities with an aggregate value of $92,656 are on loan.

(C)Rate shown is the yield to maturity at September 30, 2019.

(D)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2019. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

(E)Investment made with cash collateral received from securities on loan.

(F)Rate shown is the annualized 7-day yield at September 30, 2019.

(G)Cash of $2,080 has been pledged as collateral on open OTC swap agreements.

SEPTEMBER 30, 2019 (UNAUDITED)SCHEDULE OF INVESTMENTS IVY SMALL CAP GROWTH FUND *(in thousands)*

The following total return swap agreements were outstanding at September 30, 2019:

Underlying Security	Long/Short	Counterparty	Maturity Date	Notional Amount	Financing Fee(1)(2)	Value	Upfront Payments/ (Receipts)	Unrealized Depreciation
Biotech Custom Index	Long	Goldman Sachs International	07/02/2020	$ 71,512	1-Month LIBOR plus 10 bps	$(2,687)	$ —	$(2,687)

(1)The Fund pays the financing fee multiplied by the notional amount if long on the swap agreement. If the Fund is short on the swap agreement, the Fund receives the financing fee multiplied by the notional amount.

(2)At the termination date, a net cash flow is exchanged where the market-linked total return is equivalent to the return of the underlying security less a financing rate, if any. If the Fund is long on the swap agreement, the Fund would receive payments on any net positive total return, and would owe payments in the event of a negative total return. If the Fund is short on the swap agreement, the Fund would owe payments on any net positive total return, and would receive payments in the event of a negative total return.

The following table represents security positions within the total return basket swap as of September 30, 2019:

Reference Entity	Shares	Notional Amount	Value	% of Value
Global Blood Therapeutics, Inc.	2	$3,223	$(122)	4.5%
ACADIA Pharmaceuticals, Inc.	3	2,443	(93)	3.4
Repligen Corp.	1	2,348	(88)	3.3
Blueprint Medicines Corp.	1	2,315	(87)	3.2
Spark Therapeutics, Inc.	1	2,132	(80)	3.0
Arrowhead Pharmaceuticals, Inc.	2	1,672	(63)	2.3
FibroGen, Inc.	2	1,663	(62)	2.3
Emergent BioSolutions, Inc.	1	1,554	(58)	2.2
Ultragenyx Pharmaceutical, Inc.	1	1,503	(56)	2.1
MyoKardia, Inc.	1	1,476	(55)	2.1
Halozyme Therapeutics, Inc.	3	1,432	(54)	2.0
Immunomedics, Inc.	4	1,366	(51)	1.9
Iovance Biotherapeutics, Inc.	3	1,347	(51)	1.9
Mirati Therapeutics, Inc.	1	1,263	(47)	1.8
PTC Therapeutics, Inc.	1	1,247	(47)	1.7
Amicus Therapeutics, Inc.	6	1,192	(45)	1.7
Arena Pharmaceuticals, Inc.	1	1,183	(44)	1.7
Genomic Health, Inc.	1	1,179	(44)	1.6
Natera, Inc.	1	1,171	(44)	1.6
Portola Pharmaceuticals, Inc.	2	1,149	(43)	1.6
Zogenix, Inc.	1	1,106	(42)	1.5
Invitae Corp.	2	1,077	(40)	1.5
Intercept Pharmaceuticals, Inc.	1	1,046	(39)	1.5
Pacira BioSciences, Inc.	1	993	(37)	1.4
Xencor, Inc.	1	983	(37)	1.4
Acceleron Pharma, Inc.	1	931	(35)	1.3
Biohaven Pharmaceutical Holding Co. Ltd.	1	907	(34)	1.3
Corcept Therapeutics, Inc.	2	896	(34)	1.3
Alder Biopharmaceuticals, Inc.	2	885	(33)	1.2
Insmed, Inc.	2	885	(33)	1.2
Heron Therapeutics, Inc.	2	875	(33)	1.2
Supernus Pharmaceuticals, Inc.	1	875	(33)	1.2
Allakos, Inc.	—*	871	(33)	1.2
Ironwood Pharmaceuticals, Inc.	4	838	(32)	1.2
Momenta Pharmaceuticals, Inc.	2	821	(31)	1.1
Audentes Therapeutics, Inc.	1	782	(29)	1.1
REGENXBIO, Inc.	1	763	(29)	1.1
Medicines Co. (The)	1	$750	$(28)	1.0%
Apellis Pharmaceuticals, Inc.	1	747	(28)	1.0
Radius Health, Inc.	1	745	(28)	1.0
Veracyte, Inc.	1	738	(28)	1.0
Editas Medicine, Inc.	1	733	(28)	1.0
Allogene Therapeutics, Inc.	1	683	(26)	1.0
Enanta Pharmaceuticals, Inc.	—*	668	(25)	0.9
Aimmune Therapeutics, Inc.	1	592	(22)	0.8
Esperion Therapeutics, Inc.	1	591	(22)	0.8
Cambrex Corp.	—*	554	(21)	0.8
Theravance Biopharma, Inc.	1	553	(21)	0.8
Spectrum Pharmaceuticals, Inc.	2	547	(21)	0.8
Aerie Pharmaceuticals, Inc.	1	529	(20)	0.7
Fate Therapeutics, Inc.	1	519	(19)	0.7
Omeros Corp.	1	491	(18)	0.7
Dicerna Pharmaceuticals, Inc.	1	477	(18)	0.7
Ra Pharmaceuticals, Inc.	1	472	(18)	0.7
Sangamo Therapeutics, Inc.	2	471	(18)	0.7
Denali Therapeutics, Inc.	1	471	(18)	0.7
Athenex, Inc.	1	470	(18)	0.7
AnaptysBio, Inc.	1	468	(18)	0.7
Codexis, Inc.	1	461	(17)	0.6
Amphastar Pharmaceuticals, Inc.	1	458	(17)	0.6
Vanda Pharmaceuticals, Inc.	1	447	(17)	0.6
ZIOPHARM Oncology, Inc.	4	444	(17)	0.6
Reata Pharmaceuticals, Inc.	—*	436	(16)	0.6
Innoviva, Inc.	2	434	(16)	0.6
ANI Pharmaceuticals, Inc.	—*	433	(16)	0.6
Madrigal Pharmaceuticals, Inc.	—*	432	(16)	0.6
Pacific Biosciences of California, Inc.	3	431	(16)	0.6
Tricida, Inc.	1	430	(16)	0.6
Vericel Corp.	1	428	(16)	0.6
NanoString Technologies, Inc.	1	427	(16)	0.6
ArQule, Inc.	2	422	(16)	0.6
Atara Biotherapeutics, Inc.	1	403	(15)	0.6
Epizyme, Inc.	1	382	(14)	0.5
Cara Therapeutics, Inc.	1	349	(13)	0.5

SCHEDULE OF INVESTMENTS IVY SMALL CAP GROWTH FUND *(in thousands)*

Reference Entity	Shares	Notional Amount	Value	% of Value
PetIQ, Inc.	—*	$330	$(12)	0.5%
Twist Bioscience Corp.	1	325	(12)	0.5
Accelerate Diagnostics, Inc.	1	325	(12)	0.5
Heska Corp.	—*	321	(12)	0.4
Axsome Therapeutics, Inc.	1	308	(12)	0.4
Retrophin, Inc.	1	302	(11)	0.4
G1 Therapeutics, Inc.	—*	295	(11)	0.4
UroGen Pharma Ltd.	—*	291	(11)	0.4
Stemline Therapeutics, Inc.	1	269	(10)	0.4
Voyager Therapeutics, Inc.	1	$267	$ (10)	0.4%
Phibro Animal Health Corp.	—*	266	(10)	0.4
TG Therapeutics, Inc.	2	254	(10)	0.4
Adverum Biotechnologies, Inc.	1	185	(7)	0.3
Amneal Pharmaceuticals, Inc.	2	174	(7)	0.2
Clovis Oncology, Inc.	1	122	(5)	0.2
			$(2,687)	

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2019. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$2,320,328	$ —	$ —
Short-Term Securities	90,677	103,241	—
Total	$ 2,411,005	$103,241	$ —
Liabilities			
Total Return Swaps	$ —	$ 2,687	$ —

The following acronyms are used throughout this schedule:

BVAL = Bloomberg Valuation Municipal AAA Benchmark
FNMA = Federal National Mortgage Association
GTD = Guaranteed
LIBOR = London Interbank Offered Rate
OTC = Over the Counter
REIT = Real Estate Investment Trust
TB = Treasury Bill

See Accompanying Notes to Financial Statements.

PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF SEPTEMBER 30, 2019 (UNAUDITED)

Asset Allocation

Stocks	96.8%
Financials	27.2%
Consumer Staples	10.5%
Health Care	9.2%
Information Technology	9.1%
Energy	8.6%
Industrials	7.3%
Consumer Discretionary	6.8%
Communication Services	6.3%
Utilities	5.0%
Materials	4.1%
Real Estate	2.7%
Liabilities (Net of Cash and Other Assets), and Cash Equivalents+	3.2%

Top 10 Equity Holdings

Company	Sector	Industry
Bank of America Corp.	Financials	Diversified Banks
Wal-Mart Stores, Inc.	Consumer Staples	Hypermarkets & Super Centers
Comcast Corp., Class A	Communication Services	Cable & Satellite
Citigroup, Inc.	Financials	Other Diversified Financial Services
Pfizer, Inc.	Health Care	Pharmaceuticals
Philip Morris International, Inc.	Consumer Staples	Tobacco
CVS Caremark Corp.	Consumer Staples	Drug Retail
Valero Energy Corp.	Energy	Oil & Gas Refining & Marketing
Exelon Corp.	Utilities	Electric Utilities
AGNC Investment Corp.	Financials	Mortgage REITs

See your advisor or www.ivyinvestments.com for more information on the Fund's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

SCHEDULE OF INVESTMENTS IVY VALUE FUND *(in thousands)*

SEPTEMBER 30, 2019 (UNAUDITED)

COMMON STOCKS	Shares	Value
Communication Services		
Advertising – 2.4%		
Omnicom Group, Inc.	328	$ 25,651
Cable & Satellite – 3.9%		
Comcast Corp., Class A (A)	924	41,659
Total Communication Services – 6.3%		67,310
Consumer Discretionary		
Automotive Retail – 1.7%		
AutoZone, Inc. (B)	16	17,712
General Merchandise Stores – 2.7%		
Target Corp.	275	29,432
Home Improvement Retail – 2.4%		
Lowe's Co., Inc. (A)	235	25,830
Total Consumer Discretionary – 6.8%		72,974
Consumer Staples		
Drug Retail – 3.2%		
CVS Caremark Corp.	545	34,386
Hypermarkets & Super Centers – 4.0%		
Wal-Mart Stores, Inc.	361	42,891
Tobacco – 3.3%		
Philip Morris International, Inc.	455	34,563
Total Consumer Staples – 10.5%		111,840
Energy		
Oil & Gas Refining & Marketing – 5.9%		
Phillips 66	296	30,300
Valero Energy Corp.	389	33,167
		63,467
Oil & Gas Storage & Transportation – 2.7%		
Energy Transfer L.P.	2,201	28,791
Total Energy – 8.6%		92,258
Financials		
Asset Management & Custody Banks – 2.1%		
Ameriprise Financial, Inc.	151	22,256
Consumer Finance – 5.5%		
Capital One Financial Corp.	328	29,823
Synchrony Financial	840	28,642
		58,465
Diversified Banks – 4.3%		
Bank of America Corp.	1,568	45,730
Mortgage REITs – 4.8%		
AGNC Investment Corp.	1,914	$ 30,803
Annaly Capital Management, Inc.	2,392	21,053
		51,856
Other Diversified Financial Services – 5.6%		
Citigroup, Inc.	595	41,116
Fidelity National Information Services, Inc.	139	18,507
		59,623
Property & Casualty Insurance – 2.8%		
Allstate Corp. (The)	276	29,985
Reinsurance – 2.1%		
Reinsurance Group of America, Inc.	144	23,055
Total Financials – 27.2%		290,970
Health Care		
Biotechnology – 2.4%		
Amgen, Inc.	130	25,079
Health Care Facilities – 2.4%		
HCA Holdings, Inc.	216	26,035
Pharmaceuticals – 4.4%		
GlaxoSmithKline plc ADR	227	9,705
Pfizer, Inc. (A)	1,050	37,734
		47,439
Total Health Care – 9.2%		98,553
Industrials		
Aerospace & Defense – 3.3%		
Northrop Grumman Corp.	42	15,666
Spirit AeroSystems Holdings, Inc.	240	19,754
		35,420
Airlines – 2.7%		
Southwest Airlines Co. (A)	532	28,755
Industrial Machinery – 1.3%		
Parker Hannifin Corp.	74	13,383
Total Industrials – 7.3%		77,558
Information Technology		
Application Software – 1.9%		
NXP Semiconductors N.V.	183	19,936
Semiconductor Equipment – 2.8%		
Lam Research Corp.	130	30,091
Semiconductors – 2.4%		
Broadcom Corp., Class A (A)	94	25,868
Systems Software – 2.0%		
Microsoft Corp.	151	$ 21,007
Total Information Technology – 9.1%		96,902
Materials		
Commodity Chemicals – 2.3%		
LyondellBasell Industries N.V., Class A	278	24,837
Diversified Metals & Mining – 1.8%		
BHP Billiton Ltd. ADR (C)	393	19,401
Total Materials – 4.1%		44,238
Real Estate		
Health Care REITs – 2.7%		
Welltower, Inc.	319	28,899
Total Real Estate – 2.7%		28,899
Utilities		
Electric Utilities – 5.0%		
Evergy, Inc.	327	21,752
Exelon Corp.	652	31,483
		53,235
Total Utilities – 5.0%		53,235
TOTAL COMMON STOCKS – 96.8%		$1,034,737
(Cost: $870,480)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper (D) – 0.9%		
Exxon Mobil Corp., 2.052%, 10-3-19	$4,000	3,999
J.M. Smucker Co. (The), 2.152%, 10-7-19	5,000	4,998
		8,997
Master Note – 0.5%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 2.170%, 10-7-19 (E)	5,011	5,011
Money Market Funds – 1.5%		
Dreyfus Institutional Preferred Government Money Market Fund - Institutional Shares, 1.900%, (F)(G)	15,701	15,701
Municipal Obligations – 0.1%		
LA Pub Fac Auth, Var Rate Rev Rfdg Bonds (CHRISTUS Hlth), Ser 2009B-1 (GTD by Bank of New York Mellon (The)) (BVAL plus 25 bps), 1.600%, 10-7-19 (E)	1,500	1,500

SEPTEMBER 30, 2019 (UNAUDITED)

SHORT-TERM SECURITIES (Continued)	Principal	Value
United States Government Agency Obligations – 1.7%		
Overseas Private Investment Corp. (GTD by U.S. Government) (3-Month U.S. TB Rate):		
2.200%, 10-7-19 (E)	$5,000	$ 5,000
2.220%, 10-7-19 (E)	5,497	5,497
2.230%, 10-7-19 (E)	7,800	7,800
		18,297
TOTAL SHORT-TERM SECURITIES – 4.7%		$ 49,506
(Cost: $49,507)		
TOTAL INVESTMENT SECURITIES – 101.5%		$1,084,243
(Cost: $919,987)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (1.5)%		(15,883)
NET ASSETS – 100.0%		$1,068,360

Notes to Schedule of Investments

(A) All or a portion of securities with an aggregate value of $47 are held in collateralized accounts to cover potential obligations with respect to outstanding written options.

(B) No dividends were paid during the preceding 12 months.

(C) All or a portion of securities with an aggregate value of $15,322 are on loan.

(D) Rate shown is the yield to maturity at September 30, 2019.

(E) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2019. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

(F) Investment made with cash collateral received from securities on loan.

(G) Rate shown is the annualized 7-day yield at September 30, 2019.

The following written options were outstanding at September 30, 2019 (contracts and exercise prices unrounded):

Underlying Security	Counterparty, if OTC	Type	Number of Contracts	Notional Amount	Expiration Month	Exercise Price	Premium Received	Value
AutoZone, Inc.	N/A	Put	28	3	October 2019	$1,100.00	$ 57	$ (81)
	N/A	Put	28	3	November 2019	1,100.00	81	(120)
Comcast Corp., Class A	N/A	Call	586	58	October 2019	44.50	147	(86)
Lam Research Corp.	N/A	Call	113	11	October 2019	245.00	44	(20)
Reinsurance Group of America, Inc.	Citibank N.A.	Put	299	30	October 2019	140.00	126	(7)
	N/A	Put	178	18	January 2020	135.00	60	(20)
	N/A	Put	178	18	January 2020	140.00	90	(20)
	Goldman Sachs International	Put	357	36	January 2020	145.00	214	(62)
Valero Energy Corp.	N/A	Call	376	37	November 2019	90.00	66	(65)
							$885	$(481)

SEPTEMBER 30, 2019 (UNAUDITED)

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2019. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$ 1,034,737	$ —	$ —
Short-Term Securities	15,701	33,805	—
Total	$1,050,438	$33,805	$ —
Liabilities			
Written Options	$ 412	$ 69	$ —

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed
LIBOR = London Interbank Offered Rate
REIT = Real Estate Investment Trust
TB = Treasury Bill

See Accompanying Notes to Financial Statements.

AS OF SEPTEMBER 30, 2019 (UNAUDITED)

(In thousands, except per share amounts)	Ivy Core Equity Fund	Ivy Emerging Markets Equity Fund[1]	Ivy Global Bond Fund	Ivy Global Equity Income Fund	Ivy Global Growth Fund	Ivy Government Money Market Fund	Ivy High Income Fund
ASSETS							
Investments in unaffiliated securities at value+^	$ 4,143,084	$1,709,868	$469,008	$ 749,432	$ 921,958	$ 155,104	$ 4,701,482
Investments in affiliated securities at value+	—	—	—	—	—	—	72,016
Investments at Value	4,143,084	1,709,868	469,008	749,432	921,958	155,104	4,773,498
Cash	1	338	2,129	1	1	987	13,996
Restricted cash	—	—	—	—	—	—	90
Investment securities sold receivable	—	5,372	1,205	—	5	—	25,899
Dividends and interest receivable	433	1,850	4,798	2,662	2,021	316	81,120
Capital shares sold receivable	634	2,020	248	138	182	2,023	5,049
Receivable from affiliates	63	832	457	97	89	7	122
Receivable from securities lending income – net	—	7	3	—	—*	—	62
Prepaid and other assets	194	118	69	76	89	64	274
Total Assets	4,144,409	1,720,405	477,917	752,406	924,345	158,501	4,900,110
LIABILITIES							
Cash collateral on securities loaned at value	—	3,464	5,570	—	—	—	21,133
Investment securities purchased payable	—	—	7,438	—	—	—	7,284
Capital shares redeemed payable	6,774	3,555	823	1,468	1,731	2,110	9,870
Distributions payable	—	—	—	—	—	6	948
Independent Trustees and Chief Compliance Officer fees payable	1,633	104	137	128	337	27	626
Distribution and service fees payable	22	4	1	3	3	—*	33
Shareholder servicing payable	630	292	110	169	192	46	837
Investment management fee payable	70	42	8	14	21	1	70
Accounting services fee payable	23	23	12	18	20	6	23
Other liabilities	69	169	40	36	36	19	269
Total Liabilities	9,221	7,653	14,139	1,836	2,340	2,215	41,093
Commitments and Contingencies (See Note 2, Note 11 and Note 13)							
Total Net Assets	$ 4,135,188	$ 1,712,752	$ 463,778	$750,570	$922,005	$156,286	$4,859,017
NET ASSETS							
Capital paid in (shares authorized – unlimited)	$2,855,708	$1,704,282	$ 525,643	$654,000	$699,665	$156,282	$6,262,864
Accumulated earnings gain (loss)	1,279,480	8,470	(61,865)	96,570	222,340	4	(1,403,847)
Total Net Assets	$ 4,135,188	$ 1,712,752	$ 463,778	$750,570	$922,005	$156,286	$4,859,017
CAPITAL SHARES OUTSTANDING:							
Class A	200,619	16,535	20,198	29,707	10,424	131,027	262,557
Class B	545	93	81	295	20	934	4,504
Class C	3,843	3,785	712	1,269	204	8,789	86,033
Class E	943	15	N/A	429	4	7,801	1,265
Class I	64,223	55,407	22,954	28,120	9,416	N/A	279,406
Class N	2,266	13,436	2,917	1,842	401	7,731	11,357
Class R	31	683	69	54	27	N/A	8,284
Class T	N/A	14	N/A	N/A	N/A	N/A	36
Class Y	1,864	2,266	77	604	91	N/A	29,337
NET ASSET VALUE PER SHARE:							
Class A	$14.63	$18.18	$9.87	$12.04	$44.35	$1.00	$7.12
Class B	$11.68	$14.75	$9.86	$12.03	$36.07	$1.00	$7.12
Class C	$12.22	$15.51	$9.86	$12.03	$36.71	$1.00	$7.12
Class E	$14.55	$18.50	N/A	$12.04	$44.76	$1.00	$7.12
Class I	$16.59	$18.82	$9.86	$12.05	$45.43	N/A	$7.12
Class N	$16.64	$18.92	$9.87	$12.06	$45.72	$1.00	$7.12
Class R	$14.47	$17.97	$9.85	$12.05	$43.84	N/A	$7.12
Class T	N/A	$18.23	N/A	N/A	N/A	N/A	$7.12
Class Y	$16.06	$18.55	$9.87	$12.04	$44.59	N/A	$7.12
+COST							
Investments in unaffiliated securities at cost	$3,268,598	$ 1,443,545	$ 478,626	$ 651,775	$ 713,307	$ 155,104	$5,026,327
Investments in affiliated securities at cost	—	—	—	—	—	—	95,251
^Securities loaned at value	—	10,908	7,044	—	—	—	26,090

*Not shown due to rounding.
(1)Consolidated Statement of Assets and Liabilities (See Note 5 in Notes to Financial Statements).

See Accompanying Notes to Financial Statements.

AS OF SEPTEMBER 30, 2019 (UNAUDITED)

(In thousands, except per share amounts)	Ivy International Core Equity Fund	Ivy Large Cap Growth Fund	Ivy Limited-Term Bond Fund	Ivy Managed International Opportunities Fund	Ivy Mid Cap Growth Fund	Ivy Mid Cap Income Opportunities Fund	Ivy Municipal Bond Fund
ASSETS							
Investments in unaffiliated securities at value+^	$4,709,382	$4,507,227	$1,141,026	$ 221	$4,835,164	$802,386	$806,435
Investments in affiliated securities at value+	—	—	—	176,945	—	—	—
Investments at Value	4,709,382	4,507,227	1,141,026	177,166	4,835,164	802,386	806,435
Cash	1	1	2	1	—	1	1
Cash denominated in foreign currencies at value+	76,249	—	—	—	—	—	—
Restricted cash	—	—	—	—	850	—	386
Investment securities sold receivable	25,119	—	1,854	132	17,239	—	—
Dividends and interest receivable	21,630	1,232	7,108	1	995	848	9,640
Capital shares sold receivable	4,194	2,676	1,247	98	3,565	4,103	119
Receivable from affiliates	3,028	1,212	4	40	2,973	700	248
Unrealized appreciation on forward foreign currency contracts	1,740	—	—	—	—	—	—
Receivable from securities lending income – net	102	—*	2	—	34	5	—
Variation margin receivable	—	—	—	—	—	—	4
Prepaid and other assets	211	203	103	55	206	104	95
Total Assets	4,841,656	4,512,551	1,151,346	177,493	4,861,026	808,147	816,928
LIABILITIES							
Cash collateral on securities loaned at value	82,796	—	—	—	51,232	8,206	—
Investment securities purchased payable	34,591	—	—	—	8,392	4,040	16,099
Capital shares redeemed payable	20,849	6,769	1,827	241	7,326	1,031	1,348
Distributions payable	—	—	56	—	—	—	60
Independent Trustees and Chief Compliance Officer fees payable	299	718	104	17	565	11	244
Overdraft due to custodian	—	—	—	—	16	—	—
Distribution and service fees payable	11	18	4	1	20	2	4
Shareholder servicing payable	693	654	177	20	833	116	90
Investment management fee payable	101	76	15	—*	105	18	11
Accounting services fee payable	23	23	23	4	23	18	18
Unrealized depreciation on forward foreign currency contracts	2,276	—	—	—	—	—	—
Written options at value+	—	—	—	—	652	—	—
Other liabilities	166	76	34	14	83	23	22
Total Liabilities	141,805	8,334	2,240	297	69,247	13,465	17,896
Commitments and Contingencies (See Note 2, Note 11 and Note 13)							
Total Net Assets	$4,699,851	$4,504,217	$1,149,106	$177,196	$4,791,779	$794,682	$799,032
NET ASSETS							
Capital paid in (shares authorized – unlimited)	$ 4,861,870	$ 2,132,530	$ 1,158,184	$168,651	$2,856,076	$676,285	$742,045
Accumulated earnings gain (loss)	(162,019)	2,371,687	(9,078)	8,545	1,935,703	118,397	56,987
Total Net Assets	$4,699,851	$4,504,217	$1,149,106	$177,196	$4,791,779	$794,682	$799,032
CAPITAL SHARES OUTSTANDING:							
Class A	30,589	88,673	34,240	5,982	63,031	10,469	39,651
Class B	165	444	230	25	562	N/A	82
Class C	8,280	4,061	3,295	196	8,493	1,255	1,469
Class E	419	850	487	49	499	204	N/A
Class I	141,975	77,782	55,271	10,916	78,560	35,282	26,196
Class N	69,193	3,958	11,325	29	10,084	4,749	61
Class R	5,918	752	50	62	2,381	234	N/A
Class T	13	N/A	N/A	N/A	N/A	N/A	N/A
Class Y	19,956	1,313	599	38	9,863	1,158	40
NET ASSET VALUE PER SHARE:							
Class A	$16.92	$24.75	$10.89	$10.20	$26.56	$14.88	$11.84
Class B	$14.79	$18.10	$10.89	$9.87	$20.35	N/A	$11.84
Class C	$14.85	$19.85	$10.89	$9.91	$21.99	$14.81	$11.84
Class E	$17.05	$24.67	$10.89	$10.22	$25.83	$14.89	N/A
Class I	$17.08	$26.27	$10.89	$10.28	$28.97	$14.90	$11.84
Class N	$17.12	$26.45	$10.89	$10.29	$29.22	$14.91	$11.84
Class R	$16.89	$23.58	$10.89	$10.15	$25.70	$14.85	N/A
Class T	$16.93	N/A	N/A	N/A	N/A	N/A	N/A
Class Y	$17.05	$25.45	$10.89	$10.21	$27.87	$14.88	$11.84
+COST							
Investments in unaffiliated securities at cost	$ 4,775,550	$ 2,597,361	$1,120,576	$ 221	$ 3,118,276	$ 684,961	$ 742,302
Investments in affiliated securities at cost	—	—	—	171,653	—	—	—
Cash denominated in foreign currencies at cost	76,250	—	—	—	—	—	—
Written options premiums received at cost	—	—	—	—	1,074	—	—
^Securities loaned at value	157,924	—	—	—	164,477	8,034	—

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

AS OF SEPTEMBER 30, 2019 (UNAUDITED)

(In thousands, except per share amounts)	Ivy Municipal High Income Fund	Ivy Pzena International Value Fund	Ivy Securian Core Bond Fund	Ivy Small Cap Core Fund	Ivy Small Cap Growth Fund	Ivy Value Fund
ASSETS						
Investments in unaffiliated securities at value+^	$ 1,176,444	$ 273,442	$1,099,883	$ 694,534	$ 2,514,246	$ 1,084,243
Investments at Value	1,176,444	273,442	1,099,883	694,534	2,514,246	1,084,243
Cash	1	1	90	412	1	1
Cash denominated in foreign currencies at value+	—	246	—	—	—	—
Restricted cash	—	—	—	—	2,080	—
Investment securities sold receivable	—	394	—	20,387	8,451	66
Dividends and interest receivable	18,126	1,434	6,052	480	442	2,337
Capital shares sold receivable	603	43	1,265	1,414	3,652	453
Receivable from affiliates	289	—	736	506	806	—
Receivable from securities lending income – net	—	3	5	5	31	6
Variation margin receivable	—	—	11	—	—	—
Prepaid and other assets	87	52	96	83	140	80
Total Assets	1,195,550	275,615	1,108,138	717,821	2,529,849	1,087,186
LIABILITIES						
Cash collateral on securities loaned at value	—	6,901	190	1,145	90,677	15,701
Investment securities purchased payable	5,875	109	14,651	11,396	2,341	—
Capital shares redeemed payable	1,342	379	1,488	826	4,095	2,234
Distributions payable	185	—	85	—	—	—
Independent Trustees and Chief Compliance Officer fees payable	211	101	86	43	418	171
Distribution and service fees payable	7	1	2	2	11	3
Shareholder servicing payable	130	56	168	143	472	189
Investment management fee payable	16	6	15	16	55	20
Accounting services fee payable	23	8	24	17	23	23
Swap agreements, at value	—	—	—	—	2,687	—
Variation margin payable	—	—	60	—	—	—
Written options at value+	—	—	—	—	—	481
Other liabilities	20	23	42	28	180	4
Total Liabilities	7,809	7,584	16,811	13,616	100,959	18,826
Commitments and Contingencies (See Note 2, Note 11 and Note 13)						
Total Net Assets	$ 1,187,741	$ 268,031	$ 1,091,327	$704,205	$2,428,890	$1,068,360
NET ASSETS						
Capital paid in (shares authorized – unlimited)	$1,224,423	$296,839	$1,052,754	$634,603	$ 1,799,916	$ 811,933
Accumulated earnings gain (loss)	(36,682)	(28,808)	38,573	69,602	628,974	256,427
Total Net Assets	$ 1,187,741	$ 268,031	$ 1,091,327	$704,205	$2,428,890	$1,068,360
CAPITAL SHARES OUTSTANDING:						
Class A	130,904	4,449	17,819	9,603	60,051	14,770
Class B	949	14	127	97	445	65
Class C	18,418	117	1,085	2,084	5,634	540
Class E	N/A	N/A	335	12	602	8
Class I	82,561	6,410	63,959	21,350	44,259	23,627
Class N	229	6,795	14,837	3,897	6,697	5,701
Class R	N/A	19	139	1,052	3,663	14
Class T	N/A	N/A	N/A	14	14	N/A
Class Y	1,275	92	591	724	6,021	5
NET ASSET VALUE PER SHARE:						
Class A	$5.07	$14.67	$11.04	$17.21	$16.62	$23.82
Class B	$5.07	$12.80	$11.04	$13.47	$11.25	$21.84
Class C	$5.07	$13.61	$11.04	$14.56	$12.74	$22.85
Class E	N/A	N/A	$11.04	$17.97	$16.43	$23.92
Class I	$5.07	$15.07	$11.04	$18.82	$22.69	$23.92
Class N	$5.07	$15.12	$11.04	$18.97	$22.84	$24.00
Class R	N/A	$14.63	$11.04	$17.10	$16.20	$23.78
Class T	N/A	N/A	N/A	$17.23	$16.67	N/A
Class Y	$5.07	$14.91	$11.04	$18.18	$21.18	$23.86
+COST						
Investments in unaffiliated securities at cost	$ 1,183,129	$305,025	$1,066,097	$ 620,117	$ 2,013,327	$ 919,987
Cash denominated in foreign currencies at cost	—	246	—	—	—	—
Written options premiums received at cost	—	—	—	—	—	885
^Securities loaned at value	—	6,555	10,230	2,108	92,656	15,322

See Accompanying Notes to Financial Statements.

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2019 (UNAUDITED)

(In thousands)	Ivy Core Equity Fund	Ivy Emerging Markets Equity Fund[1]	Ivy Global Bond Fund	Ivy Global Equity Income Fund	Ivy Global Growth Fund	Ivy Government Money Market Fund	Ivy High Income Fund
INVESTMENT INCOME							
Dividends from unaffiliated securities	$ 28,126	$ 25,798	$ 75	$ 18,276	$ 9,237	$ —	$ 2,225
Foreign dividend withholding tax	(29)	(2,993)	—	(1,550)	(661)	—	—
Interest and amortization from unaffiliated securities	590	286	10,923	198	385	1,824	188,559
Interest and amortization from affiliated securities	—	—	—	—	—	—	2,107
Foreign interest withholding tax	—	—	(1)	—	—	—	—
Securities lending income – net	49	50	16	77	106	—	340
Total Investment Income	28,736	23,141	11,013	17,001	9,067	1,824	193,231
EXPENSES							
Investment management fee	13,049	8,190	1,517	2,747	4,041	274	13,215
Distribution and service fees:							
Class A	3,693	405	258	461	577	—	2,374
Class B	35	9	5	20	4	6	180
Class C	254	333	39	95	41	45	3,314
Class E	17	—*	N/A	7	—*	—	12
Class R	2	35	2	2	4	N/A	154
Class T	N/A	—*	N/A	N/A	N/A	N/A	—*
Class Y	48	54	1	9	6	N/A	292
Shareholder servicing:							
Class A	1,833	426	273	426	466	185	1,378
Class B	18	5	3	8	3	—*	38
Class C	58	69	11	22	12	5	397
Class E	22	—*	N/A	12	—*	8	19
Class I	911	1,035	216	306	378	N/A	1,736
Class N	3	48	2	2	2	1	7
Class R	1	19	1	1	2	N/A	81
Class T	N/A	—*	N/A	N/A	N/A	N/A	—*
Class Y	37	36	2	7	5	N/A	205
Registration fees	77	86	52	62	60	59	125
Custodian fees	44	268	7	30	27	5	11
Independent Trustees and Chief Compliance Officer fees	457	57	42	42	91	7	228
Accounting services fee	138	140	72	109	119	35	140
Professional fees	50	48	41	31	33	16	89
Third-party valuation service fees	—*	14	—*	7	5	—	—*
Commitment and interest expense for borrowing	—	—	—	—	—	—	189
Other	141	98	26	38	56	15	180
Total Expenses	20,888	11,375	2,570	4,444	5,932	661	24,364
Less:							
Expenses in excess of limit	(63)	(833)	(457)	(97)	(89)	(7)	(122)
Total Net Expenses	20,825	10,542	2,113	4,347	5,843	654	24,242
Net Investment Income	7,911	12,599	8,900	12,654	3,224	1,170	168,989
REALIZED AND UNREALIZED GAIN (LOSS)							
Net realized gain (loss) on:							
Investments in unaffiliated securities	209,952	(15,624)	(2,557)	3,410	2,982	3	2,967
Investments in affiliated securities	—	—	—	—	—	—	25
Forward foreign currency contracts	—	—	—	—	—	—	215
Foreign currency exchange transactions	—	(54)	10	30	(77)	—	10
Net change in unrealized appreciation (depreciation) on:							
Investments in unaffiliated securities	128,434	(92,569)	6,737	5,793	21,674	—	(53,163)
Investments in affiliated securities	—	—	—	—	—	—	(9,924)
Forward foreign currency contracts	—	—	—	—	—	—	(2)
Foreign currency exchange transactions	—	—*	(21)	17	(13)	—	3
Net Realized and Unrealized Gain (Loss)	338,386	(108,247)	4,169	9,250	24,566	3	(59,869)
Net Increase (Decrease) in Net Assets Resulting from Operations	$346,297	$ (95,648)	$13,069	$21,904	$27,790	$ 1,173	$109,120

*Not shown due to rounding.

(1)Consolidated Statement of Operations (See Note 5 in Notes to Financial Statements).

See Accompanying Notes to Financial Statements.

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2019 (UNAUDITED)

(In thousands)	Ivy International Core Equity Fund	Ivy Large Cap Growth Fund	Ivy Limited-Term Bond Fund	Ivy Managed International Opportunities Fund	Ivy Mid Cap Growth Fund	Ivy Mid Cap Income Opportunities Fund	Ivy Municipal Bond Fund
INVESTMENT INCOME							
Dividends from unaffiliated securities	$ 96,374	$ 20,507	$ —	$ —	$ 15,295	$ 10,323	$ 314
Dividends from affiliated securities	—	—	—	332	—	—	—
Foreign dividend withholding tax	(9,132)	(84)	—	—	—	—	—
Interest and amortization from unaffiliated securities	4,300	576	17,345	4	685	259	15,340
Securities lending income – net	531	—*	7	—	113	15	—
Total Investment Income	92,073	20,999	17,352	336	16,093	10,597	15,654
EXPENSES							
Investment management fee	20,496	13,920	2,770	45	19,397	3,127	2,085
Distribution and service fees:							
Class A	675	2,740	469	80	2,116	183	593
Class B	15	44	14	1	68	N/A	6
Class C	738	435	203	11	1,017	91	92
Class E	9	26	7	1	16	4	N/A
Class R	257	45	1	2	159	9	N/A
Class T	—*	N/A	N/A	N/A	N/A	N/A	N/A
Class Y	450	48	9	1	361	20	1
Shareholder servicing:							
Class A	671	1,329	282	31	1,359	137	187
Class B	7	14	4	1	20	N/A	1
Class C	128	76	29	2	155	17	12
Class E	18	27	6	—*	23	—*	N/A
Class I	2,406	1,686	531	15	2,058	427	253
Class N	119	8	9	—*	49	9	—*
Class R	132	24	1	—*	83	4	N/A
Class T	—*	N/A	N/A	N/A	N/A	N/A	N/A
Class Y	302	31	8	1	230	14	—*
Registration fees	111	98	87	55	105	71	57
Custodian fees	165	29	10	3	35	9	8
Independent Trustees and Chief Compliance Officer fees	164	245	43	6	217	17	75
Accounting services fee	139	138	138	22	138	100	109
Professional fees	70	53	32	20	56	25	29
Third-party valuation service fees	15	—	—	—	—*	—*	—
Other	194	138	44	12	177	28	24
Total Expenses	27,281	21,154	4,697	309	27,839	4,292	3,532
Less:							
Expenses in excess of limit	(3,028)	(1,212)	(4)	(40)	(2,973)	(700)	(248)
Total Net Expenses	24,253	19,942	4,693	269	24,866	3,592	3,284
Net Investment Income (Loss)	67,820	1,057	12,659	67	(8,773)	7,005	12,370
REALIZED AND UNREALIZED GAIN (LOSS)							
Net realized gain (loss) on:							
Investments in unaffiliated securities	13,938	284,972	2,831	—	196,613	(2,506)	1,034
Investments in affiliated securities	—	—	—	(974)	—	—	—
Futures contracts	—	—	—	—	—	—	(2,406)
Written options	—	—	—	—	(2,150)	—	—
Forward foreign currency contracts	3,185	—	—	—	—	—	—
Foreign currency exchange transactions	(1,288)	—	—	—	(39)	—	—
Net change in unrealized appreciation (depreciation) on:							
Investments in unaffiliated securities	(44,540)	99,257	13,761	—*	55,970	45,997	9,780
Investments in affiliated securities	—	—	—	1,427	—	—	—
Futures contracts	—	—	—	—	—	—	760
Written options	—	—	—	—	422	—	—
Forward foreign currency contracts	20,276	—	—	—	—	—	—
Foreign currency exchange transactions	(143)	—	—	—	—	—	—
Net Realized and Unrealized Gain	(8,572)	384,229	16,592	453	250,816	43,491	9,168
Net Increase in Net Assets Resulting from Operations	$59,248	$385,286	$29,251	$ 520	$242,043	$50,496	$21,538

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2019 (UNAUDITED)

(In thousands)	Ivy Municipal High Income Fund	Ivy Pzena International Value Fund	Ivy Securian Core Bond Fund	Ivy Small Cap Core Fund	Ivy Small Cap Growth Fund	Ivy Value Fund
INVESTMENT INCOME						
Dividends from unaffiliated securities	$ 43	$ 7,082	$ —	$ 4,211	$ 4,162	$ 17,464
Foreign dividend withholding tax	—	(565)	—	—	—	(107)
Interest and amortization from unaffiliated securities	28,231	64	18,649	345	1,480	546
Securities lending income – net	—	48	12	17	114	19
Total Investment Income	28,274	6,629	18,661	4,573	5,756	17,922
EXPENSES						
Investment management fee	3,020	1,367	2,616	3,103	10,870	3,768
Distribution and service fees:						
Class A	833	88	233	217	1,362	442
Class B	26	1	8	8	32	8
Class C	511	9	63	167	422	67
Class E	N/A	N/A	4	—*	13	—*
Class R	N/A	1	4	45	163	1
Class T	N/A	N/A	N/A	—*	—*	N/A
Class Y	8	2	7	19	177	—*
Shareholder servicing:						
Class A	231	137	203	211	1,010	370
Class B	4	2	4	3	15	4
Class C	45	3	13	33	80	15
Class E	N/A	N/A	8	—*	21	—*
Class I	348	88	551	380	919	494
Class N	—*	6	13	17	18	9
Class R	N/A	—*	2	24	86	1
Class T	N/A	N/A	N/A	—*	—*	N/A
Class Y	6	2	5	14	116	—*
Registration fees	51	54	79	74	95	63
Custodian fees	8	19	10	11	6	10
Independent Trustees and Chief Compliance Officer fees	74	21	38	22	133	60
Accounting services fee	134	50	132	98	140	147
Professional fees	44	32	44	33	45	25
Third-party valuation service fees	—	10	4	—	—	—
Commitment and interest expense for borrowing	45	—	—	—	—	—
Other	35	20	34	34	104	43
Total Expenses	5,423	1,912	4,075	4,513	15,827	5,527
Less:						
Expenses in excess of limit	(289)	(287)	(737)	(507)	(806)	(24)
Total Net Expenses	5,134	1,625	3,338	4,006	15,021	5,503
Net Investment Income (Loss)	23,140	5,004	15,323	567	(9,265)	12,419
REALIZED AND UNREALIZED GAIN (LOSS)						
Net realized gain (loss) on:						
Investments in unaffiliated securities	7,863	(1,731)	3,652	15,713	77,300	58,643
Futures contracts	—	—	8,260	—	—	—
Written options	—	—	—	—	—	884
Swap agreements	—	—	—	(6)	6,208	—
Foreign currency exchange transactions	—	(33)	—	—	—	—
Net change in unrealized appreciation (depreciation) on:						
Investments in unaffiliated securities	3,647	(7,389)	27,391	(650)	(151,125)	(10,804)
Futures contracts	—	—	(2,879)	—	—	—
Written options	—	—	—	—	—	351
Swap agreements	—	—	—	—	(3,473)	—
Foreign currency exchange transactions	—	(8)	—	—	—	—
Net Realized and Unrealized Gain (Loss)	11,510	(9,161)	36,424	15,057	(71,090)	49,074
Net Increase (Decrease) in Net Assets Resulting from Operations	$ 34,650	$ (4,157)	$ 51,747	$ 15,624	$ (80,355)	$ 61,493

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Core Equity Fund		Ivy Emerging Markets Equity Fund[(1)]		Ivy Global Bond Fund	
	Six months ended 9-30-19 (Unaudited)	Year ended 3-31-19	Six months ended 9-30-19 (Unaudited)	Year ended 3-31-19	Six months ended 9-30-19 (Unaudited)	Year ended 3-31-19
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income	$ 7,911	$ 30,356	$ 12,599	$ 20,185	$ 8,900	$ 17,557
Net realized gain (loss) on investments	209,952	581,475	(15,678)	(148,166)	(2,547)	(6,568)
Net change in unrealized appreciation (depreciation)	128,434	(369,262)	(92,569)	(203,865)	6,716	5,518
Net Increase (Decrease) in Net Assets Resulting from Operations	346,297	242,569	(95,648)	(331,846)	13,069	16,507
Distributions to Shareholders From Accumulated Earnings:						
(combined net investment income and net realized gains)						
Class A	—	(388,586)	—	(2,118)	(2,010)	(7,065)
Class B	—	(1,235)	—	(2)	(6)	(38)
Class C	—	(8,048)	—	(185)	(47)	(236)
Class E	—	(1,780)	—	(2)	N/A	N/A
Class I	—	(134,998)	—	(12,282)	(2,636)	(8,253)
Class N	—	(6,166)	—	(3,149)	(341)	(431)
Class R	—	(167)	—	(68)	(5)	(19)
Class T	N/A	N/A	—	(2)	N/A	N/A
Class Y	—	(7,124)	—	(292)	(10)	(44)
Total Distributions to Shareholders	—	(548,104)	—	(18,100)	(5,055)	(16,086)
Capital Share Transactions	(358,874)	(130,024)	(178,969)	(418,950)	(38,065)	(70,917)
Net Decrease in Net Assets	(12,577)	(435,559)	(274,617)	(768,896)	(30,051)	(70,496)
Net Assets, Beginning of Period	4,147,765	4,583,324	1,987,369	2,756,265	493,829	564,325
Net Assets, End of Period	$4,135,188	$ 4,147,765	$1,712,752	$1,987,369	$463,778	$493,829

(1)Consolidated Statement of Changes in Net Assets (See Note 5 in Notes to Financial Statements).

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Global Equity Income Fund		Ivy Global Growth Fund		Ivy Government Money Market Fund	
	Six months ended 9-30-19 (Unaudited)	Year ended 3-31-19	Six months ended 9-30-19 (Unaudited)	Year ended 3-31-19	Six months ended 9-30-19 (Unaudited)	Year ended 3-31-19
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income	$ 12,654	$ 22,590	$ 3,224	$ 3,250	$ 1,170	$ 2,112
Net realized gain on investments	3,440	14,431	2,905	92,104	3	—*
Net change in unrealized appreciation (depreciation)	5,810	(37,193)	21,661	(66,340)	—	—
Net Increase (Decrease) in Net Assets Resulting from Operations	21,904	(172)	27,790	29,014	1,173	2,112
Distributions to Shareholders From Accumulated Earnings:						
(combined net investment income and net realized gains)						
Class A	(5,792)	(58,388)	—	(48,926)	(1,001)	(1,785)
Class B	(49)	(734)	—	(123)	(4)	(7)
Class C	(230)	(3,376)	—	(1,078)	(28)	(89)
Class E	(86)	(790)	—	(17)	(67)	(98)
Class I	(6,150)	(60,390)	—	(45,608)	N/A	N/A
Class N	(411)	(2,977)	—	(1,919)	(70)	(134)
Class R	(10)	(101)	—	(149)	N/A	N/A
Class Y	(120)	(1,148)	—	(627)	N/A	N/A
Total Distributions to Shareholders	(12,848)	(127,904)	—	(98,447)	(1,170)	(2,113)
Capital Share Transactions	(81,321)	(133,600)	(53,717)	21,541	(1,520)	(16,082)
Net Decrease in Net Assets	(72,265)	(261,676)	(25,927)	(47,892)	(1,517)	(16,083)
Net Assets, Beginning of Period	822,835	1,084,511	947,932	995,824	157,803	173,886
Net Assets, End of Period	$750,570	$ 822,835	$922,005	$947,932	$156,286	$157,803

Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy High Income Fund		Ivy International Core Equity Fund		Ivy Large Cap Growth Fund	
	Six months ended 9-30-19 (Unaudited)	Year ended 3-31-19	Six months ended 9-30-19 (Unaudited)	Year ended 3-31-19	Six months ended 9-30-19 (Unaudited)	Year ended 3-31-19
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income	$ 168,989	$ 366,924	$ 67,820	$ 143,936	$ 1,057	$ 3,445
Net realized gain (loss) on investments	3,217	(152,413)	15,835	70,220	284,972	476,311
Net change in unrealized appreciation (depreciation)	(63,086)	(68,306)	(24,407)	(833,286)	99,257	43,144
Net Increase (Decrease) in Net Assets Resulting from Operations	109,120	146,205	59,248	(619,130)	385,286	522,900
Distributions to Shareholders From Accumulated Earnings:						
(combined net investment income and net realized gains)						
Class A	(63,697)	(140,529)	—	(45,275)	—	(205,272)
Class B	(1,075)	(3,098)	—	(401)	—	(1,355)
Class C	(19,900)	(45,900)	—	(16,110)	—	(10,673)
Class E	(304)	(615)	—	(608)	—	(2,101)
Class I	(70,588)	(147,649)	—	(297,839)	—	(180,094)
Class N	(2,607)	(5,381)	—	(123,699)	—	(11,502)
Class R	(1,949)	(4,112)	—	(8,350)	—	(2,462)
Class T	(9)	(19)	—	(20)	N/A	N/A
Class Y	(7,845)	(19,658)	—	(31,726)	—	(4,160)
Total Distributions to Shareholders	(167,974)	(366,961)	—	(524,028)	—	(417,619)
Capital Share Transactions	(174,151)	(392,244)	(1,168,818)	(316,659)	(244,012)	629,065
Net Increase (Decrease) in Net Assets	(233,005)	(613,000)	(1,109,570)	(1,459,817)	141,274	734,346
Net Assets, Beginning of Period	5,092,022	5,705,022	5,809,421	7,269,238	4,362,943	3,628,597
Net Assets, End of Period	$ 4,859,017	$5,092,022	$4,699,851	$5,809,421	$ 4,504,217	$4,362,943

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Limited-Term Bond Fund		Ivy Managed International Opportunities Fund		Ivy Mid Cap Growth Fund	
	Six months ended 9-30-19 (Unaudited)	Year ended 3-31-19	Six months ended 9-30-19 (Unaudited)	Year ended 3-31-19	Six months ended 9-30-19 (Unaudited)	Year ended 3-31-19
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income (loss)	$ 12,659	$ 26,315	$ 67	$ 2,917	$ (8,773)	$ (16,990)
Net realized gain (loss) on investments	2,831	(10,954)	(974)	18,101	194,424	207,130
Net change in unrealized appreciation (depreciation)	13,761	24,184	1,427	(36,411)	56,392	461,516
Net Increase (Decrease) in Net Assets Resulting from Operations	29,251	39,545	520	(15,393)	242,043	651,656
Distributions to Shareholders From Accumulated Earnings:						
(combined net investment income and net realized gains)						
Class A	(3,796)	(7,781)	—	(4,698)	—	(133,105)
Class B	(16)	(48)	—	(26)	—	(1,821)
Class C	(261)	(592)	—	(156)	—	(20,138)
Class E	(54)	(86)	—	(35)	—	(967)
Class I	(7,147)	(15,335)	—	(7,622)	—	(154,984)
Class N	(1,613)	(3,275)	—	(21)	—	(23,643)
Class R	(4)	(10)	—	(45)	—	(5,230)
Class Y	(73)	(190)	—	(40)	—	(23,041)
Total Distributions to Shareholders	(12,964)	(27,317)	—	(12,643)	—	(362,929)
Capital Share Transactions	(155,516)	(27,350)	(3,134)	(24,785)	(243,367)	357,144
Net Increase (Decrease) in Net Assets	(139,229)	(15,122)	(2,614)	(52,821)	(1,324)	645,871
Net Assets, Beginning of Period	1,288,335	1,303,457	179,810	232,631	4,793,103	4,147,232
Net Assets, End of Period	$ 1,149,106	$1,288,335	$177,196	$ 179,810	$4,791,779	$4,793,103

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Mid Cap Income Opportunities Fund		Ivy Municipal Bond Fund		Ivy Municipal High Income Fund	
	Six months ended 9-30-19 (Unaudited)	Year ended 3-31-19	Six months ended 9-30-19 (Unaudited)	Year ended 3-31-19	Six months ended 9-30-19 (Unaudited)	Year ended 3-31-19
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income	$ 7,005	$ 7,483	$ 12,370	$ 28,414	$ 23,140	$ 55,469
Net realized gain (loss) on investments	(2,506)	6,955	(1,372)	4,038	7,863	13,908
Net change in unrealized appreciation (depreciation)	45,997	13,436	10,540	(4,750)	3,647	(23,449)
Net Increase in Net Assets Resulting from Operations	50,496	27,874	21,538	27,702	34,650	45,928
Distributions to Shareholders From Accumulated Earnings:						
(combined net investment income and net realized gains)						
Class A	(1,015)	(4,093)	(7,078)	(16,645)	(12,448)	(29,836)
Class B	N/A	N/A	(12)	(42)	(80)	(266)
Class C	(59)	(362)	(196)	(568)	(1,554)	(4,478)
Class E	(23)	(108)	N/A	N/A	N/A	N/A
Class I	(4,364)	(10,097)	(4,915)	(11,890)	(8,440)	(20,736)
Class N	(605)	(2,093)	(11)	(21)	(21)	(31)
Class R	(18)	(104)	N/A	N/A	N/A	N/A
Class Y	(111)	(318)	(8)	(19)	(125)	(358)
Total Distributions to Shareholders	(6,195)	(17,175)	(12,220)	(29,185)	(22,668)	(55,705)
Capital Share Transactions	86,944	312,281	(23,723)	(62,167)	(22,664)	(206,056)
Net Increase (Decrease) in Net Assets	131,245	322,980	(14,405)	(63,650)	(10,682)	(215,833)
Net Assets, Beginning of Period	663,437	340,457	813,437	877,087	1,198,423	1,414,256
Net Assets, End of Period	$794,682	$663,437	$799,032	$813,437	$ 1,187,741	$1,198,423

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Pzena International Value Fund		Ivy Securian Core Bond Fund		Ivy Small Cap Core Fund	
	Six months ended 9-30-19 (Unaudited)	Year ended 3-31-19	Six months ended 9-30-19 (Unaudited)	Year ended 3-31-19	Six months ended 9-30-19 (Unaudited)	Year ended 3-31-19
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income (loss)	$ 5,004	$ 3,276	$ 15,323	$ 30,333	$ 567	$ (1,723)
Net realized gain (loss) on investments	(1,764)	30,740	11,912	(718)	15,707	23,936
Net change in unrealized appreciation (depreciation)	(7,397)	(54,559)	24,512	8,231	(650)	11,213
Net Increase (Decrease) in Net Assets Resulting from Operations	(4,157)	(20,543)	51,747	37,846	15,624	33,426
Distributions to Shareholders From Accumulated Earnings:						
(combined net investment income and net realized gains)						
Class A	—	(9,253)	(2,513)	(5,447)	—	(21,862)
Class B	—	(40)	(15)	(56)	—	(298)
Class C	—	(266)	(123)	(317)	—	(4,809)
Class E	—	N/A	(49)	(107)	—	(25)
Class I	—	(11,299)	(10,423)	(19,610)	—	(47,361)
Class N	—	(12,147)	(2,506)	(5,424)	—	(8,664)
Class R	—	(37)	(18)	(39)	—	(1,947)
Class T	N/A	N/A	N/A	N/A	—	(34)
Class Y	—	(202)	(80)	(150)	—	(2,040)
Total Distributions to Shareholders	—	(33,244)	(15,727)	(31,150)	—	(87,040)
Capital Share Transactions	(6,478)	153,086	158,054	(59,801)	(24,591)	139,893
Net Increase (Decrease) in Net Assets	(10,635)	99,299	194,074	(53,105)	(8,967)	86,279
Net Assets, Beginning of Period	278,666	179,367	897,253	950,358	713,172	626,893
Net Assets, End of Period	$ 268,031	$ 278,666	$1,091,327	$ 897,253	$704,205	$ 713,172

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Small Cap Growth Fund		Ivy Value Fund	
	Six months ended 9-30-19 (Unaudited)	Year ended 3-31-19	Six months ended 9-30-19 (Unaudited)	Year ended 3-31-19
INCREASE (DECREASE) IN NET ASSETS				
Operations:				
Net investment income (loss)	$ (9,265)	$ (17,477)	$ 12,419	$ 15,710
Net realized gain on investments	83,508	260,211	59,527	84,601
Net change in unrealized depreciation	(154,598)	(72,084)	(10,453)	(53,725)
Net Increase (Decrease) in Net Assets Resulting from Operations	(80,355)	170,650	61,493	46,586
Distributions to Shareholders From Accumulated Earnings:				
(combined net investment income and net realized gains)				
Class A	—	(144,998)	(1,243)	(21,845)
Class B	—	(1,507)	—	(110)
Class C	—	(15,638)	—*	(931)
Class E	—	(1,450)	(1)	(12)
Class I	—	(95,402)	(3,198)	(37,618)
Class N	—	(15,409)	(926)	(9,472)
Class R	—	(8,958)	—*	(20)
Class T	—	(38)	N/A	N/A
Class Y	—	(16,736)	(1)	(36)
Total Distributions to Shareholders	—	(300,136)	(5,369)	(70,044)
Capital Share Transactions	(90,782)	559,762	(76,805)	(56,042)
Net Increase (Decrease) in Net Assets	(171,137)	430,276	(20,681)	(79,500)
Net Assets, Beginning of Period	2,600,027	2,169,751	1,089,041	1,168,541
Net Assets, End of Period	$2,428,890	$2,600,027	$1,068,360	$1,089,041

Not shown due to rounding.

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY CORE EQUITY FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 9-30-2019 (unaudited)	$13.47	$ 0.02	$ 1.14	$ 1.16	$ —	$ —	$ —
Year ended 3-31-2019	14.78	0.09	0.60	0.69	(0.09)	(1.91)	(2.00)
Year ended 3-31-2018	13.55	0.05	2.11	2.16	(0.03)	(0.90)	(0.93)
Year ended 3-31-2017	12.73	0.03	1.28	1.31	(0.05)	(0.44)	(0.49)
Year ended 3-31-2016	14.29	0.02	(0.60)	(0.58)	—*	(0.98)	(0.98)
Year ended 3-31-2015	14.04	0.02	1.33	1.35	—	(1.10)	(1.10)
Class B Shares[5]							
Six-month period ended 9-30-2019 (unaudited)	10.81	(0.04)	0.91	0.87	—	—	—
Year ended 3-31-2019	12.21	(0.06)	0.48	0.42	—	(1.82)	(1.82)
Year ended 3-31-2018	11.42	(0.09)	1.77	1.68	—	(0.89)	(0.89)
Year ended 3-31-2017	10.85	(0.09)	1.10	1.01	—	(0.44)	(0.44)
Year ended 3-31-2016	12.36	(0.09)	(0.52)	(0.61)	—	(0.90)	(0.90)
Year ended 3-31-2015	12.32	(0.10)	1.16	1.06	—	(1.02)	(1.02)
Class C Shares							
Six-month period ended 9-30-2019 (unaudited)	11.31	(0.03)	0.94	0.91	—	—	—
Year ended 3-31-2019	12.69	(0.03)	0.51	0.48	—	(1.86)	(1.86)
Year ended 3-31-2018	11.81	(0.06)	1.83	1.77	—	(0.89)	(0.89)
Year ended 3-31-2017	11.19	(0.07)	1.13	1.06	—	(0.44)	(0.44)
Year ended 3-31-2016	12.71	(0.07)	(0.54)	(0.61)	—	(0.91)	(0.91)
Year ended 3-31-2015	12.63	(0.08)	1.19	1.11	—	(1.03)	(1.03)
Class E Shares							
Six-month period ended 9-30-2019 (unaudited)	13.40	0.02	1.13	1.15	—	—	—
Year ended 3-31-2019	14.71	0.08	0.59	0.67	(0.07)	(1.91)	(1.98)
Year ended 3-31-2018	13.50	0.04	2.10	2.14	(0.03)	(0.90)	(0.93)
Year ended 3-31-2017	12.67	0.03	1.28	1.31	(0.04)	(0.44)	(0.48)
Year ended 3-31-2016	14.23	0.00*	(0.60)	(0.60)	—	(0.96)	(0.96)
Year ended 3-31-2015	14.00	(0.01)	1.32	1.31	—	(1.08)	(1.08)
Class I Shares							
Six-month period ended 9-30-2019 (unaudited)	15.27	0.04	1.28	1.32	—	—	—
Year ended 3-31-2019	16.48	0.14	0.69	0.83	(0.13)	(1.91)	(2.04)
Year ended 3-31-2018	15.01	0.09	2.35	2.44	(0.07)	(0.90)	(0.97)
Year ended 3-31-2017	14.05	0.08	1.41	1.49	(0.09)	(0.44)	(0.53)
Year ended 3-31-2016	15.67	0.07	(0.66)	(0.59)	(0.02)	(1.01)	(1.03)
Year ended 3-31-2015	15.29	0.07	1.45	1.52	(0.03)	(1.11)	(1.14)
Class N Shares							
Six-month period ended 9-30-2019 (unaudited)	15.30	0.06	1.28	1.34	—	—	—
Year ended 3-31-2019	16.51	0.16	0.69	0.85	(0.15)	(1.91)	(2.06)
Year ended 3-31-2018	15.03	0.10	2.36	2.46	(0.08)	(0.90)	(0.98)
Year ended 3-31-2017	14.07	0.08	1.43	1.51	(0.11)	(0.44)	(0.55)
Year ended 3-31-2016	15.69	0.09	(0.67)	(0.58)	(0.02)	(1.02)	(1.04)
Year ended 3-31-2015[6]	15.69	0.06	1.06	1.12	(0.01)	(1.11)	(1.12)
Class R Shares							
Six-month period ended 9-30-2019 (unaudited)	13.36	0.00*	1.11	1.11	—	—	—
Year ended 3-31-2019	14.67	0.03	0.60	0.63	(0.03)	(1.91)	(1.94)
Year ended 3-31-2018	13.47	(0.01)	2.11	2.10	—	(0.90)	(0.90)
Year ended 3-31-2017	12.67	(0.02)	1.27	1.25	(0.01)	(0.44)	(0.45)
Year ended 3-31-2016	14.23	(0.02)	(0.60)	(0.62)	—	(0.94)	(0.94)
Year ended 3-31-2015	14.01	(0.03)	1.31	1.28	—	(1.06)	(1.06)
Class Y Shares							
Six-month period ended 9-30-2019 (unaudited)	14.78	0.04	1.24	1.28	—	—	—
Year ended 3-31-2019	16.02	0.13	0.67	0.80	(0.13)	(1.91)	(2.04)
Year ended 3-31-2018	14.61	0.09	2.28	2.37	(0.06)	(0.90)	(0.96)
Year ended 3-31-2017	13.69	0.07	1.38	1.45	(0.09)	(0.44)	(0.53)
Year ended 3-31-2016	15.29	0.07	(0.64)	(0.57)	(0.02)	(1.01)	(1.03)
Year ended 3-31-2015	14.94	0.07	1.42	1.49	(0.03)	(1.11)	(1.14)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(6) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(7) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 9-30-2019 (unaudited)	$14.63	8.61%	$2,934	1.04%[4]	0.33%[4]	—%	—%	36%
Year ended 3-31-2019	13.47	5.56	2,895	1.02	0.64	—	—	97
Year ended 3-31-2018	14.78	16.31	3,149	1.04	0.33	1.04	0.33	51
Year ended 3-31-2017	13.55	10.42	269	1.15	0.20	1.21	0.14	90
Year ended 3-31-2016	12.73	-4.22	546	1.15	0.15	1.18	0.12	62
Year ended 3-31-2015	14.29	9.86	611	1.15	0.13	1.17	0.11	65
Class B Shares[5]								
Six-month period ended 9-30-2019 (unaudited)	11.68	7.95	6	2.13[4]	-0.76[4]	2.19[4]	-0.82[4]	36
Year ended 3-31-2019	10.81	4.49	8	2.11	-0.47	—	—	97
Year ended 3-31-2018	12.21	15.11	11	2.11	-0.71	—	—	51
Year ended 3-31-2017	11.42	9.39	8	2.13	-0.79	—	—	90
Year ended 3-31-2016	10.85	-5.18	9	2.09	-0.79	—	—	62
Year ended 3-31-2015	12.36	8.80	11	2.08	-0.79	—	—	65
Class C Shares								
Six-month period ended 9-30-2019 (unaudited)	12.22	8.05	47	1.90[4]	-0.52[4]	—	—	36
Year ended 3-31-2019	11.31	4.74	52	1.85	-0.20	—	—	97
Year ended 3-31-2018	12.69	15.39	70	1.89	-0.50	—	—	51
Year ended 3-31-2017	11.81	9.60	116	1.92	-0.57	—	—	90
Year ended 3-31-2016	11.19	-5.00	129	1.91	-0.61	—	—	62
Year ended 3-31-2015	12.71	9.04	160	1.90	-0.62	—	—	65
Class E Shares								
Six-month period ended 9-30-2019 (unaudited)	14.55	8.50	14	1.09[4]	0.28[4]	1.24[4]	0.13[4]	36
Year ended 3-31-2019	13.40	5.54	13	1.10	0.56	1.22	0.44	97
Year ended 3-31-2018	14.71	16.22	14	1.13	0.25	1.31	0.07	51
Year ended 3-31-2017	13.50	10.49	12	1.16	0.19	1.42	-0.07	90
Year ended 3-31-2016	12.67	-4.39	10	1.29	0.02	1.43	-0.12	62
Year ended 3-31-2015	14.23	9.60	10	1.35	-0.06	1.43	-0.14	65
Class I Shares								
Six-month period ended 9-30-2019 (unaudited)	16.59	8.64	1,066	0.83[4]	0.54[4]	—	—	36
Year ended 3-31-2019	15.27	5.84	1,089	0.81	0.85	—	—	97
Year ended 3-31-2018	16.48	16.60	1,216	0.82	0.56	0.84	0.54	51
Year ended 3-31-2017	15.01	10.76	384	0.84	0.52	0.91	0.45	90
Year ended 3-31-2016	14.05	-3.93	172	0.84	0.46	0.90	0.40	62
Year ended 3-31-2015	15.67	10.14	234	0.84	0.45	0.90	0.39	65
Class N Shares								
Six-month period ended 9-30-2019 (unaudited)	16.64	8.76	38	0.68[4]	0.68[4]	—	—	36
Year ended 3-31-2019	15.30	6.01	45	0.65	0.97	—	—	97
Year ended 3-31-2018	16.51	16.74	71	0.73	0.64	—	—	51
Year ended 3-31-2017	15.03	10.84	112	0.76	0.58	—	—	90
Year ended 3-31-2016	14.07	-3.84	149	0.75	0.63	—	—	62
Year ended 3-31-2015[6]	15.69	7.39	4	0.75[4]	0.60[4]	—	—	65[7]
Class R Shares								
Six-month period ended 9-30-2019 (unaudited)	14.47	8.31	—*	1.45[4]	-0.04[4]	—	—	36
Year ended 3-31-2019	13.36	5.16	1	1.40	0.22	—	—	97
Year ended 3-31-2018	14.67	15.91	2	1.46	-0.08	—	—	51
Year ended 3-31-2017	13.47	10.01	3	1.51	-0.15	—	—	90
Year ended 3-31-2016	12.67	-4.53	2	1.50	-0.18	—	—	62
Year ended 3-31-2015	14.23	9.40	2	1.50	-0.22	—	—	65
Class Y Shares								
Six-month period ended 9-30-2019 (unaudited)	16.06	8.66	30	0.84[4]	0.53[4]	1.10[4]	0.27[4]	36
Year ended 3-31-2019	14.78	5.81	45	0.84	0.80	1.05	0.59	97
Year ended 3-31-2018	16.02	16.61	50	0.84	0.55	1.10	0.29	51
Year ended 3-31-2017	14.61	10.75	64	0.84	0.49	1.15	0.18	90
Year ended 3-31-2016	13.69	-3.91	113	0.84	0.46	1.15	0.15	62
Year ended 3-31-2015	15.29	10.18	105	0.84	0.45	1.15	0.14	65

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY EMERGING MARKETS EQUITY FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 9-30-2019 (unaudited)	$ 19.15	$ 0.10	$ (1.07)	$(0.97)	$ —	$—	$ —
Year ended 3-31-2019	21.60	0.12	(2.46)	(2.34)	(0.11)	—	(0.11)
Year ended 3-31-2018	16.95	0.01	4.64	4.65	—*	—	—*
Year ended 3-31-2017	13.59	(0.02)	3.38	3.36	—	—	—
Year ended 3-31-2016	16.04	0.00*	(2.33)	(2.33)	(0.12)	—	(0.12)
Year ended 3-31-2015	15.04	0.04	1.08	1.12	(0.12)	—	(0.12)
Class B Shares[5]							
Six-month period ended 9-30-2019 (unaudited)	15.61	0.00*	(0.86)	(0.86)	—	—	—
Year ended 3-31-2019	17.68	(0.04)	(2.02)	(2.06)	(0.01)	—	(0.01)
Year ended 3-31-2018	14.01	(0.14)	3.81	3.67	—	—	—
Year ended 3-31-2017	11.34	(0.14)	2.81	2.67	—	—	—
Year ended 3-31-2016	13.48	(0.12)	(1.95)	(2.07)	(0.07)	—	(0.07)
Year ended 3-31-2015	12.66	(0.10)	0.92	0.82	—	—	—
Class C Shares							
Six-month period ended 9-30-2019 (unaudited)	16.39	0.03	(0.91)	(0.88)	—	—	—
Year ended 3-31-2019	18.54	(0.01)	(2.10)	(2.11)	(0.04)	—	(0.04)
Year ended 3-31-2018	14.65	(0.12)	4.01	3.89	—	—	—
Year ended 3-31-2017	11.84	(0.12)	2.93	2.81	—	—	—
Year ended 3-31-2016	14.05	(0.11)	(2.03)	(2.14)	(0.07)	—	(0.07)
Year ended 3-31-2015	13.20	(0.09)	0.95	0.86	(0.01)	—	(0.01)
Class E Shares[6]							
Six-month period ended 9-30-2019 (unaudited)	19.46	0.12	(1.08)	(0.96)	—	—	—
Year ended 3-31-2019	21.94	0.15	(2.48)	(2.33)	(0.15)	—	(0.15)
Year ended 3-31-2018	17.20	0.07	4.70	4.77	(0.03)	—	(0.03)
Year ended 3-31-2017	13.76	0.01	3.43	3.44	—	—	—
Year ended 3-31-2016	16.23	0.03	(2.37)	(2.34)	(0.13)	—	(0.13)
Year ended 3-31-2015	15.23	0.05	1.10	1.15	(0.15)	—	(0.15)
Class I Shares							
Six-month period ended 9-30-2019 (unaudited)	19.77	0.15	(1.10)	(0.95)	—	—	—
Year ended 3-31-2019	22.30	0.21	(2.55)	(2.34)	(0.19)	—	(0.19)
Year ended 3-31-2018	17.47	0.09	4.80	4.89	(0.06)	—	(0.06)
Year ended 3-31-2017	13.96	0.03	3.48	3.51	—	—	—
Year ended 3-31-2016	16.45	0.05	(2.40)	(2.35)	(0.14)	—	(0.14)
Year ended 3-31-2015	15.43	0.08	1.11	1.19	(0.17)	—	(0.17)
Class N Shares							
Six-month period ended 9-30-2019 (unaudited)	19.88	0.14	(1.10)	(0.96)	—	—	—
Year ended 3-31-2019	22.42	0.20	(2.54)	(2.34)	(0.20)	—	(0.20)
Year ended 3-31-2018	17.56	0.12	4.80	4.92	(0.06)	—	(0.06)
Year ended 3-31-2017	14.01	0.06	3.49	3.55	—	—	—
Year ended 3-31-2016	16.50	0.06	(2.41)	(2.35)	(0.14)	—	(0.14)
Year ended 3-31-2015[7]	16.41	(0.03)	0.26	0.23	(0.14)	—	(0.14)
Class R Shares							
Six-month period ended 9-30-2019 (unaudited)	18.95	0.07	(1.05)	(0.98)	—	—	—
Year ended 3-31-2019	21.40	0.06	(2.43)	(2.37)	(0.08)	—	(0.08)
Year ended 3-31-2018	16.83	(0.04)	4.61	4.57	—	—	—
Year ended 3-31-2017	13.53	(0.07)	3.37	3.30	—	—	—
Year ended 3-31-2016	16.01	(0.05)	(2.32)	(2.37)	(0.11)	—	(0.11)
Year ended 3-31-2015	15.02	(0.02)	1.09	1.07	(0.08)	—	(0.08)
Class T Shares							
Six-month period ended 9-30-2019 (unaudited)	19.17	0.12	(1.06)	(0.94)	—	—	—
Year ended 3-31-2019	21.63	0.15	(2.45)	(2.30)	(0.16)	—	(0.16)
Year ended 3-31-2018[8]	17.95	0.01	3.68	3.69	(0.01)	—	(0.01)
Class Y Shares							
Six-month period ended 9-30-2019 (unaudited)	19.53	0.11	(1.09)	(0.98)	—	—	—
Year ended 3-31-2019	22.02	0.13	(2.50)	(2.37)	(0.12)	—	(0.12)
Year ended 3-31-2018	17.27	0.02	4.74	4.76	(0.01)	—	(0.01)
Year ended 3-31-2017	13.84	(0.02)	3.45	3.43	—	—	—
Year ended 3-31-2016	16.33	0.05	(2.42)	(2.37)	(0.12)	—	(0.12)
Year ended 3-31-2015	15.33	0.03	1.10	1.13	(0.13)	—	(0.13)

* *Not shown due to rounding.*

(1) *Based on average weekly shares outstanding.*

(2) *Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.*

(3) *Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.*

(4) *Annualized.*

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 9-30-2019 (unaudited)	$ 18.18	-5.07%	$ 301	1.47%[4]	1.02%[4]	—%	—%	19%
Year ended 3-31-2019	19.15	-10.75	344	1.44	0.62	—	—	59
Year ended 3-31-2018	21.60	27.44	569	1.44	0.07	—	—	38
Year ended 3-31-2017	16.95	24.72	293	1.55	-0.14	1.68	-0.27	59
Year ended 3-31-2016	13.59	-14.49	360	1.50	0.02	1.67	-0.15	98
Year ended 3-31-2015	16.04	7.48	436	1.50	0.23	1.67	0.06	103
Class B Shares[5]								
Six-month period ended 9-30-2019 (unaudited)	14.75	-5.57	1	2.50[4]	-0.03[4]	2.61[4]	-0.14[4]	19
Year ended 3-31-2019	15.61	-11.61	2	2.39	-0.29	—	—	59
Year ended 3-31-2018	17.68	26.27	5	2.40	-0.83	—	—	38
Year ended 3-31-2017	14.01	23.54	4	2.50	-1.10	2.78	-1.38	59
Year ended 3-31-2016	11.34	-15.38	4	2.50	-0.99	2.72	-1.21	98
Year ended 3-31-2015	13.48	6.48	7	2.50	-0.75	2.71	-0.96	103
Class C Shares								
Six-month period ended 9-30-2019 (unaudited)	15.51	-5.37	59	2.16[4]	0.33[4]	—	—	19
Year ended 3-31-2019	16.39	-11.36	72	2.11	-0.08	—	—	59
Year ended 3-31-2018	18.54	26.55	95	2.13	-0.66	—	—	38
Year ended 3-31-2017	14.65	23.73	37	2.36	-0.96	—	—	59
Year ended 3-31-2016	11.84	-15.20	32	2.35	-0.83	—	—	98
Year ended 3-31-2015	14.05	6.56	35	2.40	-0.66	—	—	103
Class E Shares[6]								
Six-month period ended 9-30-2019 (unaudited)	18.50	-4.93	—*	1.22[4]	1.27[4]	—	—	19
Year ended 3-31-2019	19.46	-10.54	—*	1.21	0.80	—	—	59
Year ended 3-31-2018	21.94	27.75	—*	1.21	0.35	—	—	38
Year ended 3-31-2017	17.20	25.00	—*	1.35	0.05	—	—	59
Year ended 3-31-2016	13.76	-14.40	—*	1.35	0.17	—	—	98
Year ended 3-31-2015	16.23	7.63	—*	1.34	0.34	—	—	103
Class I Shares								
Six-month period ended 9-30-2019 (unaudited)	18.82	-4.85	1,043	0.99[4]	1.51[4]	1.14[4]	1.36[4]	19
Year ended 3-31-2019	19.77	-10.34	1,209	0.99	1.06	1.11	0.94	59
Year ended 3-31-2018	22.30	28.03	1,689	0.99	0.44	1.10	0.33	38
Year ended 3-31-2017	17.47	25.14	465	1.19	0.20	1.23	0.16	59
Year ended 3-31-2016	13.96	-14.30	116	1.22	0.35	—	—	98
Year ended 3-31-2015	16.45	7.78	117	1.23	0.49	—	—	103
Class N Shares								
Six-month period ended 9-30-2019 (unaudited)	18.92	-4.83	255	0.99[4]	1.45[4]	—	—	19
Year ended 3-31-2019	19.88	-10.32	300	0.96	1.03	—	—	59
Year ended 3-31-2018	22.42	28.07	310	0.95	0.58	—	—	38
Year ended 3-31-2017	17.56	25.34	18	1.07	0.37	—	—	59
Year ended 3-31-2016	14.01	-14.20	7	1.09	0.43	—	—	98
Year ended 3-31-2015[7]	16.50	1.47	6	1.08[4]	-0.30[4]	—	—	103[9]
Class R Shares								
Six-month period ended 9-30-2019 (unaudited)	17.97	-5.17	12	1.73[4]	0.80[4]	—	—	19
Year ended 3-31-2019	18.95	-11.03	15	1.70	0.32	—	—	59
Year ended 3-31-2018	21.40	27.15	20	1.70	-0.19	—	—	38
Year ended 3-31-2017	16.83	24.39	11	1.82	-0.44	—	—	59
Year ended 3-31-2016	13.53	-14.82	5	1.85	-0.37	—	—	98
Year ended 3-31-2015	16.01	7.13	1	1.83	-0.16	—	—	103
Class T Shares								
Six-month period ended 9-30-2019 (unaudited)	18.23	-4.90	—*	1.21[4]	1.28[4]	—	—	19
Year ended 3-31-2019	19.17	-10.56	—*	1.20	0.80	—	—	59
Year ended 3-31-2018[8]	21.63	20.54	—*	1.20[4]	0.09[4]	—	—	38[10]
Class Y Shares								
Six-month period ended 9-30-2019 (unaudited)	18.55	-5.02	42	1.37[4]	1.11[4]	—	—	19
Year ended 3-31-2019	19.53	-10.68	45	1.35	0.69	—	—	59
Year ended 3-31-2018	22.02	27.58	68	1.36	0.12	—	—	38
Year ended 3-31-2017	17.27	24.78	21	1.50	-0.14	—	—	59
Year ended 3-31-2016	13.84	-14.48	10	1.47	0.33	—	—	98
Year ended 3-31-2015	16.33	7.41	10	1.50	0.20	1.53	0.17	103

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(6) Class share is closed to investment.

(7) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(8) For the period from July 5, 2017 (commencement of operations of the class) through March 31, 2018.

(9) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

(10) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2018.

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY GLOBAL BOND FUND

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 9-30-2019 (unaudited)	$ 9.71	$ 0.17	$ 0.09	$ 0.26	$ (0.10)	$ —	$ (0.10)
Year ended 3-31-2019	9.68	0.32	0.01	0.33	(0.28)	(0.02)	(0.30)
Year ended 3-31-2018	9.68	0.32	(0.11)	0.21	(0.21)	—	(0.21)
Year ended 3-31-2017	9.17	0.34	0.37	0.71	(0.20)	—	(0.20)
Year ended 3-31-2016	9.59	0.34	(0.49)	(0.15)	(0.27)	—	(0.27)
Year ended 3-31-2015	10.06	0.34	(0.49)	(0.15)	(0.32)	—	(0.32)
Class B Shares[5]							
Six-month period ended 9-30-2019 (unaudited)	9.71	0.14	0.07	0.21	(0.06)	—	(0.06)
Year ended 3-31-2019	9.68	0.25	0.01	0.26	(0.21)	(0.02)	(0.23)
Year ended 3-31-2018	9.67	0.23	(0.08)	0.15	(0.14)	—	(0.14)
Year ended 3-31-2017	9.16	0.26	0.38	0.64	(0.13)	—	(0.13)
Year ended 3-31-2016	9.58	0.27	(0.49)	(0.22)	(0.20)	—	(0.20)
Year ended 3-31-2015	10.06	0.26	(0.49)	(0.23)	(0.25)	—	(0.25)
Class C Shares							
Six-month period ended 9-30-2019 (unaudited)	9.71	0.14	0.07	0.21	(0.06)	—	(0.06)
Year ended 3-31-2019	9.68	0.25	0.01	0.26	(0.21)	(0.02)	(0.23)
Year ended 3-31-2018	9.68	0.23	(0.09)	0.14	(0.14)	—	(0.14)
Year ended 3-31-2017	9.16	0.26	0.39	0.65	(0.13)	—	(0.13)
Year ended 3-31-2016	9.59	0.27	(0.50)	(0.23)	(0.20)	—	(0.20)
Year ended 3-31-2015	10.06	0.26	(0.48)	(0.22)	(0.25)	—	(0.25)
Class I Shares							
Six-month period ended 9-30-2019 (unaudited)	9.71	0.19	0.07	0.26	(0.11)	—	(0.11)
Year ended 3-31-2019	9.68	0.34	0.01	0.35	(0.30)	(0.02)	(0.32)
Year ended 3-31-2018	9.68	0.34	(0.11)	0.23	(0.23)	—	(0.23)
Year ended 3-31-2017	9.16	0.34	0.40	0.74	(0.22)	—	(0.22)
Year ended 3-31-2016	9.59	0.36	(0.49)	(0.13)	(0.30)	—	(0.30)
Year ended 3-31-2015	10.06	0.36	(0.48)	(0.12)	(0.35)	—	(0.35)
Class N Shares							
Six-month period ended 9-30-2019 (unaudited)	9.71	0.19	0.08	0.27	(0.11)	—	(0.11)
Year ended 3-31-2019	9.69	0.34	0.01	0.35	(0.31)	(0.02)	(0.33)
Year ended 3-31-2018	9.68	0.33	(0.09)	0.24	(0.23)	—	(0.23)
Year ended 3-31-2017	9.17	0.33	0.40	0.73	(0.22)	—	(0.22)
Year ended 3-31-2016	9.59	0.36	(0.48)	(0.12)	(0.30)	—	(0.30)
Year ended 3-31-2015[6]	10.15	0.24	(0.56)	(0.32)	(0.24)	—	(0.24)
Class R Shares							
Six-month period ended 9-30-2019 (unaudited)	9.69	0.15	0.08	0.23	(0.07)	—	(0.07)
Year ended 3-31-2019	9.67	0.27	0.01	0.28	(0.24)	(0.02)	(0.26)
Year ended 3-31-2018	9.66	0.26	(0.09)	0.17	(0.16)	—	(0.16)
Year ended 3-31-2017	9.15	0.27	0.39	0.66	(0.15)	—	(0.15)
Year ended 3-31-2016	9.57	0.29	(0.48)	(0.19)	(0.23)	—	(0.23)
Year ended 3-31-2015	10.05	0.29	(0.49)	(0.20)	(0.28)	—	(0.28)
Class Y Shares							
Six-month period ended 9-30-2019 (unaudited)	9.71	0.18	0.08	0.26	(0.10)	—	(0.10)
Year ended 3-31-2019	9.69	0.32	0.00*	0.32	(0.28)	(0.02)	(0.30)
Year ended 3-31-2018	9.68	0.31	(0.09)	0.22	(0.21)	—	(0.21)
Year ended 3-31-2017	9.17	0.33	0.38	0.71	(0.20)	—	(0.20)
Year ended 3-31-2016	9.59	0.34	(0.49)	(0.15)	(0.27)	—	(0.27)
Year ended 3-31-2015	10.07	0.34	(0.50)	(0.16)	(0.32)	—	(0.32)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(6) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(7) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

(8) Expense ratio based on the period excluding reorganization expenses was 0.99%.

(9) Expense ratio based on the period excluding reorganization expenses was 1.74%.

(10) Expense ratio based on the period excluding reorganization expenses was 0.74%.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 9-30-2019 (unaudited)	$9.87	2.65%	$ 199	0.99%[4]	3.55%[4]	1.24%[4]	3.30%[4]	18%
Year ended 3-31-2019	9.71	3.47	211	0.99	3.32	1.23	3.08	35
Year ended 3-31-2018	9.68	2.16	265	1.01[8]	3.22	1.26	2.97	56
Year ended 3-31-2017	9.68	7.81	47	0.99	3.63	1.33	3.29	20
Year ended 3-31-2016	9.17	-1.54	133	0.99	3.60	1.29	3.30	14
Year ended 3-31-2015	9.59	-1.54	177	0.99	3.39	1.22	3.16	26
Class B Shares[5]								
Six-month period ended 9-30-2019 (unaudited)	9.86	2.26	1	1.74[4]	2.80[4]	2.48[4]	2.06[4]	18
Year ended 3-31-2019	9.71	2.67	1	1.65	2.65	2.19	2.11	35
Year ended 3-31-2018	9.68	1.51	2	1.76[9]	2.40	2.24	1.92	56
Year ended 3-31-2017	9.67	7.01	3	1.74	2.73	2.15	2.32	20
Year ended 3-31-2016	9.16	-2.29	3	1.74	2.84	2.16	2.42	14
Year ended 3-31-2015	9.58	-2.36	5	1.74	2.64	2.10	2.28	26
Class C Shares								
Six-month period ended 9-30-2019 (unaudited)	9.86	2.16	7	1.74[4]	2.80[4]	1.99[4]	2.55[4]	18
Year ended 3-31-2019	9.71	2.71	9	1.73	2.58	1.93	2.38	35
Year ended 3-31-2018	9.68	1.40	13	1.76[9]	2.40	1.96	2.20	56
Year ended 3-31-2017	9.68	7.13	16	1.74	2.72	1.95	2.51	20
Year ended 3-31-2016	9.16	-2.39	20	1.74	2.85	1.91	2.68	14
Year ended 3-31-2015	9.59	-2.26	31	1.74	2.64	1.87	2.51	26
Class I Shares								
Six-month period ended 9-30-2019 (unaudited)	9.86	2.68	226	0.74[4]	3.80[4]	0.90[4]	3.64[4]	18
Year ended 3-31-2019	9.71	3.73	240	0.74	3.58	0.88	3.44	35
Year ended 3-31-2018	9.68	2.43	262	0.76[10]	3.44	0.94	3.26	56
Year ended 3-31-2017	9.68	8.19	88	0.74	3.54	0.95	3.33	20
Year ended 3-31-2016	9.16	-1.39	23	0.74	3.85	0.90	3.69	14
Year ended 3-31-2015	9.59	-1.29	53	0.74	3.65	0.87	3.52	26
Class N Shares								
Six-month period ended 9-30-2019 (unaudited)	9.87	2.78	29	0.73[4]	3.80[4]	—	—	18
Year ended 3-31-2019	9.71	3.75	31	0.71	3.61	—	—	35
Year ended 3-31-2018	9.69	2.43	18	0.74	3.37	0.76	3.35	56
Year ended 3-31-2017	9.68	8.06	3	0.75	3.50	0.78	3.47	20
Year ended 3-31-2016	9.17	-1.30	—*	0.76	3.84	0.76	3.84	14
Year ended 3-31-2015[6]	9.59	-3.23	—*	0.70[4]	3.62[4]	—	—	26[7]
Class R Shares								
Six-month period ended 9-30-2019 (unaudited)	9.85	2.41	1	1.48[4]	3.06[4]	—	—	18
Year ended 3-31-2019	9.69	2.89	1	1.45	2.86	—	—	35
Year ended 3-31-2018	9.67	1.76	1	1.49	2.66	1.51	2.64	56
Year ended 3-31-2017	9.66	7.29	1	1.50	2.90	1.53	2.87	20
Year ended 3-31-2016	9.15	-2.02	—*	1.49	3.11	1.49	3.11	14
Year ended 3-31-2015	9.57	-2.10	—*	1.46	2.90	—	—	26
Class Y Shares								
Six-month period ended 9-30-2019 (unaudited)	9.87	2.65	1	0.99[4]	3.57[4]	1.31[4]	3.25[4]	18
Year ended 3-31-2019	9.71	3.36	1	0.99	3.29	1.11	3.17	35
Year ended 3-31-2018	9.69	2.27	3	1.02[8]	3.13	1.16	2.99	56
Year ended 3-31-2017	9.68	7.81	3	0.99	3.43	1.18	3.24	20
Year ended 3-31-2016	9.17	-1.54	3	0.99	3.58	1.16	3.41	14
Year ended 3-31-2015	9.59	-1.63	5	0.99	3.40	1.12	3.27	26

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY GLOBAL EQUITY INCOME FUND

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 9-30-2019 (unaudited)	$11.90	$ 0.18	$ 0.15	$ 0.33	$ (0.19)	$ —	$ (0.19)
Year ended 3-31-2019	13.84	0.29	(0.34)	(0.05)	(0.32)	(1.57)	(1.89)
Year ended 3-31-2018	12.48	0.32	1.34	1.66	(0.30)	—	(0.30)
Year ended 3-31-2017	11.88	0.53	0.50	1.03	(0.43)	—	(0.43)
Year ended 3-31-2016	13.32	0.40	(1.09)	(0.69)	(0.39)	(0.36)	(0.75)
Year ended 3-31-2015	13.27	0.39	0.36	0.75	(0.44)	(0.26)	(0.70)
Class B Shares[5]							
Six-month period ended 9-30-2019 (unaudited)	11.89	0.14	0.15	0.29	(0.15)	—	(0.15)
Year ended 3-31-2019	13.81	0.21	(0.35)	(0.14)	(0.21)	(1.57)	(1.78)
Year ended 3-31-2018	12.47	0.23	1.34	1.57	(0.23)	—	(0.23)
Year ended 3-31-2017	11.87	0.35	0.60	0.95	(0.35)	—	(0.35)
Year ended 3-31-2016	13.31	0.32	(1.09)	(0.77)	(0.31)	(0.36)	(0.67)
Year ended 3-31-2015	13.27	0.32	0.34	0.66	(0.36)	(0.26)	(0.62)
Class C Shares							
Six-month period ended 9-30-2019 (unaudited)	11.90	0.14	0.14	0.28	(0.15)	—	(0.15)
Year ended 3-31-2019	13.82	0.21	(0.35)	(0.14)	(0.21)	(1.57)	(1.78)
Year ended 3-31-2018	12.47	0.23	1.35	1.58	(0.23)	—	(0.23)
Year ended 3-31-2017	11.87	0.36	0.59	0.95	(0.35)	—	(0.35)
Year ended 3-31-2016	13.31	0.31	(1.08)	(0.77)	(0.31)	(0.36)	(0.67)
Year ended 3-31-2015	13.27	0.30	0.36	0.66	(0.36)	(0.26)	(0.62)
Class E Shares							
Six-month period ended 9-30-2019 (unaudited)	11.90	0.19	0.15	0.34	(0.20)	—	(0.20)
Year ended 3-31-2019	13.84	0.31	(0.34)	(0.03)	(0.34)	(1.57)	(1.91)
Year ended 3-31-2018[6]	14.33	0.03	(0.52)	(0.49)	—*	—	—*
Class I Shares							
Six-month period ended 9-30-2019 (unaudited)	11.91	0.20	0.15	0.35	(0.21)	—	(0.21)
Year ended 3-31-2019	13.85	0.34	(0.35)	(0.01)	(0.36)	(1.57)	(1.93)
Year ended 3-31-2018	12.48	0.37	1.34	1.71	(0.34)	—	(0.34)
Year ended 3-31-2017	11.88	0.39	0.68	1.07	(0.47)	—	(0.47)
Year ended 3-31-2016	13.33	0.45	(1.10)	(0.65)	(0.44)	(0.36)	(0.80)
Year ended 3-31-2015	13.28	0.43	0.37	0.80	(0.49)	(0.26)	(0.75)
Class N Shares							
Six-month period ended 9-30-2019 (unaudited)	11.92	0.21	0.15	0.36	(0.22)	—	(0.22)
Year ended 3-31-2019	13.86	0.30	(0.29)	0.01	(0.38)	(1.57)	(1.95)
Year ended 3-31-2018	12.49	0.35	1.39	1.74	(0.37)	—	(0.37)
Year ended 3-31-2017	11.89	0.48	0.61	1.09	(0.49)	—	(0.49)
Year ended 3-31-2016	13.33	0.47	(1.09)	(0.62)	(0.46)	(0.36)	(0.82)
Year ended 3-31-2015[7]	13.37	0.25	0.27	0.52	(0.30)	(0.26)	(0.56)
Class R Shares							
Six-month period ended 9-30-2019 (unaudited)	11.91	0.17	0.14	0.31	(0.17)	—	(0.17)
Year ended 3-31-2019	13.84	0.25	(0.33)	(0.08)	(0.28)	(1.57)	(1.85)
Year ended 3-31-2018	12.48	0.28	1.35	1.63	(0.27)	—	(0.27)
Year ended 3-31-2017	11.88	0.39	0.61	1.00	(0.40)	—	(0.40)
Year ended 3-31-2016	13.32	0.37	(1.09)	(0.72)	(0.36)	(0.36)	(0.72)
Year ended 3-31-2015	13.28	0.36	0.35	0.71	(0.41)	(0.26)	(0.67)
Class Y Shares							
Six-month period ended 9-30-2019 (unaudited)	11.90	0.19	0.15	0.34	(0.20)	—	(0.20)
Year ended 3-31-2019	13.84	0.30	(0.34)	(0.04)	(0.33)	(1.57)	(1.90)
Year ended 3-31-2018	12.48	0.33	1.35	1.68	(0.32)	—	(0.32)
Year ended 3-31-2017	11.87	0.44	0.61	1.05	(0.44)	—	(0.44)
Year ended 3-31-2016	13.32	0.42	(1.10)	(0.68)	(0.41)	(0.36)	(0.77)
Year ended 3-31-2015	13.28	0.41	0.35	0.76	(0.46)	(0.26)	(0.72)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(6) For the period from February 26, 2018 (commencement of operations of the class) through March 31, 2018.

(7) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 9-30-2019 (unaudited)	$12.04	2.80%	$358	1.24%[4]	3.09%[4]	1.26%[4]	3.07%[4]	18%
Year ended 3-31-2019	11.90	0.47	387	1.24	2.27	1.24	2.27	28
Year ended 3-31-2018	13.84	13.44	494	1.29[10]	2.34	—	—	55
Year ended 3-31-2017	12.48	8.87	70	1.30	4.45	1.38	4.37	103
Year ended 3-31-2016	11.88	-5.22	248	1.30	3.19	1.36	3.13	73
Year ended 3-31-2015	13.32	5.84	253	1.30	2.94	1.38	2.86	137
Class B Shares[5]								
Six-month period ended 9-30-2019 (unaudited)	12.03	2.43	4	1.95[4]	2.42[4]	2.19[4]	2.18[4]	18
Year ended 3-31-2019	11.89	-0.30	5	1.94	1.63	2.07	1.50	28
Year ended 3-31-2018	13.81	12.81	8	1.97[11]	1.69	—	—	55
Year ended 3-31-2017	12.47	8.17	2	1.95	2.88	—	—	103
Year ended 3-31-2016	11.87	-5.84	2	1.94	2.56	—	—	73
Year ended 3-31-2015	13.31	5.08	2	1.98	2.40	—	—	137
Class C Shares								
Six-month period ended 9-30-2019 (unaudited)	12.03	2.34	15	2.00[4]	2.36[4]	—	—	18
Year ended 3-31-2019	11.90	-0.21	22	1.94	1.64	—	—	28
Year ended 3-31-2018	13.82	12.80	39	1.93	1.72	—	—	55
Year ended 3-31-2017	12.47	8.17	12	1.95	2.95	—	—	103
Year ended 3-31-2016	11.87	-5.83	14	1.93	2.51	—	—	73
Year ended 3-31-2015	13.31	5.10	13	1.95	2.28	—	—	137
Class E Shares								
Six-month period ended 9-30-2019 (unaudited)	12.04	2.86	5	1.13[4]	3.20[4]	1.50[4]	2.83[4]	18
Year ended 3-31-2019	11.90	0.57	5	1.14[12]	2.37	1.51	2.00	28
Year ended 3-31-2018[6]	13.84	-3.40	6	1.17[4][12]	2.32[4]	1.32[4]	2.17[4]	55[8]
Class I Shares								
Six-month period ended 9-30-2019 (unaudited)	12.05	2.97	339	0.92[4]	3.42[4]	0.96[4]	3.38[4]	18
Year ended 3-31-2019	11.91	0.78	374	0.93[14]	2.58	0.95	2.56	28
Year ended 3-31-2018	13.85	13.88	523	1.00	2.75	—	—	55
Year ended 3-31-2017	12.48	9.26	250	0.94	3.18	0.96	3.16	103
Year ended 3-31-2016	11.88	-4.96	20	0.94	3.57	0.95	3.56	73
Year ended 3-31-2015	13.33	6.22	22	0.94	3.21	0.98	3.17	137
Class N Shares								
Six-month period ended 9-30-2019 (unaudited)	12.06	3.04	22	0.79[4]	3.53[4]	—	—	18
Year ended 3-31-2019	11.92	0.93	22	0.78	2.40	—	—	28
Year ended 3-31-2018	13.86	14.07	5	0.86	2.58	—	—	55
Year ended 3-31-2017	12.49	9.39	1	0.81	3.99	—	—	103
Year ended 3-31-2016	11.89	-4.74	1	0.81	3.73	—	—	73
Year ended 3-31-2015[7]	13.33	4.05	1	0.83[4]	2.94[4]	—	—	137[9]
Class R Shares								
Six-month period ended 9-30-2019 (unaudited)	12.05	2.65	1	1.53[4]	2.80[4]	—	—	18
Year ended 3-31-2019	11.91	0.22	1	1.52	1.97	—	—	28
Year ended 3-31-2018	13.84	13.20	1	1.58	2.07	—	—	55
Year ended 3-31-2017	12.48	8.58	—*	1.56	3.23	—	—	103
Year ended 3-31-2016	11.88	-5.46	—*	1.56	2.96	—	—	73
Year ended 3-31-2015	13.32	5.47	—*	1.58	2.75	—	—	137
Class Y Shares								
Six-month period ended 9-30-2019 (unaudited)	12.04	2.84	7	1.19[4]	3.13[4]	1.21[4]	3.11[4]	18
Year ended 3-31-2019	11.90	0.49	7	1.21[13]	2.30	—	—	28
Year ended 3-31-2018	13.84	13.57	9	1.23[13]	2.46	1.23	2.46	55
Year ended 3-31-2017	12.48	9.08	4	1.19	3.67	1.21	3.65	103
Year ended 3-31-2016	11.87	-5.15	4	1.19	3.32	1.22	3.29	73
Year ended 3-31-2015	13.32	5.88	5	1.19	3.11	1.23	3.07	137

(8) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2018.

(9) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

(10) Expense ratio based on the period excluding reorganization expenses was 1.28%.

(11) Expense ratio based on the period excluding reorganization expenses was 1.95%.

(12) Expense ratio based on the period excluding reorganization expenses was 1.13%.

(13) Expense ratio based on the period excluding reorganization expenses was 1.19%.

(14) Expense ratio based on the period excluding reorganization expenses was 0.92%.

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY GLOBAL GROWTH FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 9-30-2019 (unaudited)	$ 43.12	$ 0.12	$ 1.11	$ 1.23	$ —	$ —	$ —
Year ended 3-31-2019	46.78	0.09	1.02	1.11	(0.08)	(4.69)	(4.77)
Year ended 3-31-2018	42.67	0.25	7.26	7.51	(0.06)	(3.34)	(3.40)
Year ended 3-31-2017	39.23	0.04	3.40	3.44	—	—	—
Year ended 3-31-2016	42.75	(0.09)	(2.49)	(2.58)	(0.04)	(0.90)	(0.94)
Year ended 3-31-2015	41.15	0.19	1.95	2.14	(0.03)	(0.51)	(0.54)
Class B Shares[5]							
Six-month period ended 9-30-2019 (unaudited)	35.29	(0.12)	0.90	0.78	—	—	—
Year ended 3-31-2019	39.50	(0.33)	0.81	0.48	—	(4.69)	(4.69)
Year ended 3-31-2018	36.62	(0.31)	6.33	6.02	—	(3.14)	(3.14)
Year ended 3-31-2017	34.07	(0.45)	3.00	2.55	—	—	—
Year ended 3-31-2016	37.61	(0.44)	(2.20)	(2.64)	—	(0.90)	(0.90)
Year ended 3-31-2015	36.59	(0.15)	1.68	1.53	—	(0.51)	(0.51)
Class C Shares							
Six-month period ended 9-30-2019 (unaudited)	35.84	(0.06)	0.93	0.87	—	—	—
Year ended 3-31-2019	39.93	(0.23)	0.83	0.60	—	(4.69)	(4.69)
Year ended 3-31-2018	36.98	(0.26)	6.42	6.16	—	(3.21)	(3.21)
Year ended 3-31-2017	34.26	(0.29)	3.01	2.72	—	—	—
Year ended 3-31-2016	37.68	(0.34)	(2.18)	(2.52)	—	(0.90)	(0.90)
Year ended 3-31-2015	36.57	(0.09)	1.71	1.62	—	(0.51)	(0.51)
Class E Shares[6]							
Six-month period ended 9-30-2019 (unaudited)	43.48	0.16	1.12	1.28	—	—	—
Year ended 3-31-2019	47.12	0.18	1.04	1.22	(0.17)	(4.69)	(4.86)
Year ended 3-31-2018	42.94	0.16	7.49	7.65	(0.13)	(3.34)	(3.47)
Year ended 3-31-2017	39.38	0.07	3.49	3.56	—	—	—
Year ended 3-31-2016	42.83	0.02	(2.50)	(2.48)	(0.07)	(0.90)	(0.97)
Year ended 3-31-2015	41.19	0.31	1.94	2.25	(0.10)	(0.51)	(0.61)
Class I Shares							
Six-month period ended 9-30-2019 (unaudited)	44.10	0.19	1.14	1.33	—	—	—
Year ended 3-31-2019	47.72	0.24	1.05	1.29	(0.22)	(4.69)	(4.91)
Year ended 3-31-2018	43.44	0.25	7.53	7.78	(0.16)	(3.34)	(3.50)
Year ended 3-31-2017	39.81	0.04	3.59	3.63	—	—	—
Year ended 3-31-2016	43.24	0.05	(2.49)	(2.44)	(0.09)	(0.90)	(0.99)
Year ended 3-31-2015	41.57	0.35	1.96	2.31	(0.13)	(0.51)	(0.64)
Class N Shares							
Six-month period ended 9-30-2019 (unaudited)	44.35	0.22	1.15	1.37	—	—	—
Year ended 3-31-2019	47.99	0.30	1.04	1.34	(0.29)	(4.69)	(4.98)
Year ended 3-31-2018	43.64	0.20	7.71	7.91	(0.22)	(3.34)	(3.56)
Year ended 3-31-2017	39.92	0.10	3.62	3.72	—	—	—
Year ended 3-31-2016	43.32	0.13	(2.52)	(2.39)	(0.11)	(0.90)	(1.01)
Year ended 3-31-2015[7]	42.56	0.15	1.22	1.37	(0.10)	(0.51)	(0.61)
Class R Shares							
Six-month period ended 9-30-2019 (unaudited)	42.69	0.05	1.10	1.15	—	—	—
Year ended 3-31-2019	46.41	(0.05)	1.02	0.97	—	(4.69)	(4.69)
Year ended 3-31-2018	42.41	(0.07)	7.39	7.32	—	(3.32)	(3.32)
Year ended 3-31-2017	39.08	(0.14)	3.47	3.33	—	—	—
Year ended 3-31-2016	42.64	(0.20)	(2.46)	(2.66)	—	(0.90)	(0.90)
Year ended 3-31-2015	41.11	0.01	2.03	2.04	—	(0.51)	(0.51)
Class Y Shares							
Six-month period ended 9-30-2019 (unaudited)	43.35	0.12	1.12	1.24	—	—	—
Year ended 3-31-2019	47.00	0.09	1.04	1.13	(0.09)	(4.69)	(4.78)
Year ended 3-31-2018	42.86	0.12	7.44	7.56	(0.08)	(3.34)	(3.42)
Year ended 3-31-2017	39.37	0.00*	3.49	3.49	—	—	—
Year ended 3-31-2016	42.86	(0.05)	(2.49)	(2.54)	(0.05)	(0.90)	(0.95)
Year ended 3-31-2015	41.23	0.24	1.96	2.20	(0.06)	(0.51)	(0.57)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(6) Class is closed to investment.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 9-30-2019 (unaudited)	$44.35	2.85%	$462	1.37%[4]	0.54%[4]	—%	—%	11%
Year ended 3-31-2019	43.12	3.12	477	1.37	0.19	—	—	54
Year ended 3-31-2018	46.78	17.92	510	1.38	0.53	—	—	46
Year ended 3-31-2017	42.67	8.77	115	1.48	0.11	—	—	66
Year ended 3-31-2016	39.23	-6.12	375	1.47	-0.22	—	—	51
Year ended 3-31-2015	42.75	5.26	409	1.45	0.47	—	—	61
Class B Shares[5]								
Six-month period ended 9-30-2019 (unaudited)	36.07	2.21	1	2.58[4]	-0.66[4]	2.65[4]	-0.73[4]	11
Year ended 3-31-2019	35.29	2.00	1	2.40	-0.85	—	—	54
Year ended 3-31-2018	39.50	16.79	2	2.40	-0.79	—	—	46
Year ended 3-31-2017	36.62	7.48	2	2.67	-1.30	—	—	66
Year ended 3-31-2016	34.07	-7.12	3	2.52	-1.22	—	—	51
Year ended 3-31-2015	37.61	4.25	4	2.43	-0.40	—	—	61
Class C Shares								
Six-month period ended 9-30-2019 (unaudited)	36.71	2.40	8	2.22[4]	-0.32[4]	—	—	11
Year ended 3-31-2019	35.84	2.33	9	2.15	-0.60	—	—	54
Year ended 3-31-2018	39.93	16.99	11	2.18	-0.65	—	—	46
Year ended 3-31-2017	36.98	7.94	25	2.21	-0.84	—	—	66
Year ended 3-31-2016	34.26	-6.79	25	2.22	-0.96	—	—	51
Year ended 3-31-2015	37.68	4.51	26	2.21	-0.25	—	—	61
Class E Shares[6]								
Six-month period ended 9-30-2019 (unaudited)	44.76	2.94	—*	1.19[4]	0.71[4]	—	—	11
Year ended 3-31-2019	43.48	3.32	—*	1.18	0.38	—	—	54
Year ended 3-31-2018	47.12	18.17	—*	1.20	0.34	—	—	46
Year ended 3-31-2017	42.94	9.04	—*	1.21	0.17	—	—	66
Year ended 3-31-2016	39.38	-5.87	—*	1.20	0.05	—	—	51
Year ended 3-31-2015	42.83	5.55	—*	1.21	0.74	—	—	61
Class I Shares								
Six-month period ended 9-30-2019 (unaudited)	45.43	3.02	428	1.06[4]	0.84[4]	1.10[4]	0.80[4]	11
Year ended 3-31-2019	44.10	3.43	436	1.06	0.50	1.08	0.48	54
Year ended 3-31-2018	47.72	18.27	437	1.13[9]	0.54	—	—	46
Year ended 3-31-2017	43.44	9.12	270	1.11	0.10	—	—	66
Year ended 3-31-2016	39.81	-5.73	78	1.09	0.13	—	—	51
Year ended 3-31-2015	43.24	5.66	77	1.09	0.84	—	—	61
Class N Shares								
Six-month period ended 9-30-2019 (unaudited)	45.72	3.07	18	0.94[4]	0.96[4]	—	—	11
Year ended 3-31-2019	44.35	3.59	19	0.92	0.64	—	—	54
Year ended 3-31-2018	47.99	18.45	24	0.95	0.42	—	—	46
Year ended 3-31-2017	43.64	9.32	7	0.95	0.24	—	—	66
Year ended 3-31-2016	39.92	-5.61	3	0.94	0.31	—	—	51
Year ended 3-31-2015[7]	43.32	3.31	3	0.95[4]	0.55[4]	—	—	61[8]
Class R Shares								
Six-month period ended 9-30-2019 (unaudited)	43.84	2.67	1	1.68[4]	0.23[4]	—	—	11
Year ended 3-31-2019	42.69	2.82	1	1.67	-0.10	—	—	54
Year ended 3-31-2018	46.41	17.58	2	1.69	-0.15	—	—	46
Year ended 3-31-2017	42.41	8.52	2	1.69	-0.35	—	—	66
Year ended 3-31-2016	39.08	-6.32	2	1.68	-0.50	—	—	51
Year ended 3-31-2015	42.64	5.03	1	1.69	0.02	—	—	61
Class Y Shares								
Six-month period ended 9-30-2019 (unaudited)	44.59	2.84	4	1.37[4]	0.55[4]	1.40[4]	0.52[4]	11
Year ended 3-31-2019	43.35	3.17	5	1.33	0.20	—	—	54
Year ended 3-31-2018	47.00	17.96	10	1.36	0.25	—	—	46
Year ended 3-31-2017	42.86	8.86	14	1.36	—*	—	—	66
Year ended 3-31-2016	39.37	-6.00	17	1.36	-0.13	—	—	51
Year ended 3-31-2015	42.86	5.40	11	1.35	0.57	—	—	61

(7) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(8) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

(9) Expense ratio based on the period excluding reorganization expenses was 1.11%.

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY GOVERNMENT MONEY MARKET FUND

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Gain on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended							
9-30-2019 (unaudited)	$1.00	$ 0.01	$0.00*	$ 0.01	$ (0.01)	$—	$ (0.01)
Year ended 3-31-2019	1.00	0.01	0.00*	0.01	(0.01)	—	(0.01)
Year ended 3-31-2018	1.00	0.00*	0.00*	0.00*	—*	—*	—*
Year ended 3-31-2017	1.00	0.00*	0.00*	0.00*	—*	—*	—*
Year ended 3-31-2016	1.00	0.00*	0.00*	0.00*	—*	—	—*
Year ended 3-31-2015	1.00	0.00*	0.00*	0.00*	—*	—	—*
Class B Shares[5]							
Six-month period ended							
9-30-2019 (unaudited)	1.00	0.00*	0.00*	0.00*	—*	—	—*
Year ended 3-31-2019	1.00	0.00*	0.00*	0.00*	—*	—	—*
Year ended 3-31-2018	1.00	0.00*	0.00*	0.00*	—*	—*	—*
Year ended 3-31-2017	1.00	0.00*	0.00*	0.00*	—*	—*	—*
Year ended 3-31-2016	1.00	0.00*	0.00*	0.00*	—*	—	—*
Year ended 3-31-2015	1.00	0.00*	0.00*	0.00*	—*	—	—*
Class C Shares							
Six-month period ended							
9-30-2019 (unaudited)	1.00	0.00*	0.00*	0.00*	—*	—	—*
Year ended 3-31-2019	1.00	0.01	0.00*	0.01	(0.01)	—	(0.01)
Year ended 3-31-2018	1.00	0.00*	0.00*	0.00*	—*	—*	—*
Year ended 3-31-2017	1.00	0.00*	0.00*	0.00*	—*	—*	—*
Year ended 3-31-2016	1.00	0.00*	0.00*	0.00*	—*	—	—*
Year ended 3-31-2015	1.00	0.00*	0.00*	0.00*	—*	—	—*
Class E Shares							
Six-month period ended							
9-30-2019 (unaudited)	1.00	0.01	0.00*	0.01	(0.01)	—	(0.01)
Year ended 3-31-2019	1.00	0.01	0.00*	0.01	(0.01)	—	(0.01)
Year ended 3-31-2018	1.00	0.00*	0.00*	0.00*	—*	—*	—*
Year ended 3-31-2017	1.00	0.00*	0.00*	0.00*	—*	—*	—*
Year ended 3-31-2016	1.00	0.00*	0.00*	0.00*	—*	—	—*
Year ended 3-31-2015	1.00	0.00*	0.00*	0.00*	—*	—	—*
Class N Shares							
Six-month period ended							
9-30-2019 (unaudited)	1.00	0.01	0.00*	0.01	(0.01)	—	(0.01)
Year ended 3-31-2019	1.00	0.02	0.00*	0.02	(0.02)	—	(0.02)
Year ended 3-31-2018[6]	1.00	0.00*	0.00*	0.00*	—*	—*	—*

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(6) For the period from July 5, 2017 (commencement of operations of the class) through March 31, 2018.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]
Class A Shares							
Six-month period ended							
9-30-2019 (unaudited)	$1.00	0.77%	$ 131	0.80%[4]	1.53%[4]	—%	—%
Year ended 3-31-2019	1.00	1.40	132	0.78	1.39	—	—
Year ended 3-31-2018	1.00	0.56	135	0.66	0.55	—	—
Year ended 3-31-2017	1.00	0.03	184	0.60	0.03	0.63	—
Year ended 3-31-2016	1.00	0.02	167	0.30	0.02	0.61	-0.29
Year ended 3-31-2015	1.00	0.02	119	0.17	0.02	0.68	-0.49
Class B Shares[5]							
Six-month period ended							
9-30-2019 (unaudited)	1.00	0.35	1	1.64[4]	0.70[4]	—	—
Year ended 3-31-2019	1.00	0.47	1	1.70	0.42	—	—
Year ended 3-31-2018	1.00	0.01	3	1.16	0.01	1.67	-0.50
Year ended 3-31-2017	1.00	0.01	5	0.61	0.02	1.71	-1.08
Year ended 3-31-2016	1.00	0.02	6	0.30	0.02	1.65	-1.33
Year ended 3-31-2015	1.00	0.02	4	0.17	0.02	1.73	-1.54
Class C Shares							
Six-month period ended							
9-30-2019 (unaudited)	1.00	0.31	9	1.71[4]	0.62[4]	—	—
Year ended 3-31-2019	1.00	0.63	11	1.54	0.61	—	—
Year ended 3-31-2018	1.00	0.02	22	1.18	0.02	1.61	-0.41
Year ended 3-31-2017	1.00	0.01	29	0.61	0.02	1.61	-0.98
Year ended 3-31-2016	1.00	0.02	44	0.30	0.02	1.57	-1.25
Year ended 3-31-2015	1.00	0.02	32	0.17	0.02	1.62	-1.43
Class E Shares							
Six-month period ended							
9-30-2019 (unaudited)	1.00	0.90	8	0.55[4]	1.79[4]	0.73[4]	1.61[4]
Year ended 3-31-2019	1.00	1.55	7	0.62	1.56	0.72	1.46
Year ended 3-31-2018	1.00	0.51	6	0.71	0.49	—	—
Year ended 3-31-2017	1.00	0.01	6	0.61	0.02	0.70	-0.07
Year ended 3-31-2016	1.00	0.02	7	0.29	0.02	0.68	-0.37
Year ended 3-31-2015	1.00	0.02	6	0.17	0.02	0.74	-0.55
Class N Shares							
Six-month period ended							
9-30-2019 (unaudited)	1.00	0.91	7	0.53[4]	1.80[4]	—	—
Year ended 3-31-2019	1.00	1.68	7	0.50	1.66	—	—
Year ended 3-31-2018[6]	1.00	0.65	8	0.40[4]	1.03[4]	—	—

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY HIGH INCOME FUND

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 9-30-2019 (unaudited)	$7.20	$0.24	$(0.08)	$ 0.16	$(0.24)	$ —	$(0.24)
Year ended 3-31-2019	7.49	0.50	(0.29)	0.21	(0.50)	—	(0.50)
Year ended 3-31-2018	7.60	0.53	(0.12)	0.41	(0.52)	—	(0.52)
Year ended 3-31-2017	6.91	0.55	0.68	1.23	(0.54)	—	(0.54)
Year ended 3-31-2016	8.09	0.58	(1.19)	(0.61)	(0.57)	—	(0.57)
Year ended 3-31-2015	8.75	0.57	(0.52)	0.05	(0.57)	(0.14)	(0.71)
Class B Shares[5]							
Six-month period ended 9-30-2019 (unaudited)	7.20	0.22	(0.09)	0.13	(0.21)	—	(0.21)
Year ended 3-31-2019	7.49	0.44	(0.29)	0.15	(0.44)	—	(0.44)
Year ended 3-31-2018	7.60	0.45	(0.10)	0.35	(0.46)	—	(0.46)
Year ended 3-31-2017	6.91	0.49	0.68	1.17	(0.48)	—	(0.48)
Year ended 3-31-2016	8.09	0.53	(1.19)	(0.66)	(0.52)	—	(0.52)
Year ended 3-31-2015	8.75	0.51	(0.52)	(0.01)	(0.51)	(0.14)	(0.65)
Class C Shares							
Six-month period ended 9-30-2019 (unaudited)	7.20	0.22	(0.08)	0.14	(0.22)	—	(0.22)
Year ended 3-31-2019	7.49	0.45	(0.29)	0.16	(0.45)	—	(0.45)
Year ended 3-31-2018	7.60	0.45	(0.09)	0.36	(0.47)	—	(0.47)
Year ended 3-31-2017	6.91	0.50	0.68	1.18	(0.49)	—	(0.49)
Year ended 3-31-2016	8.09	0.53	(1.19)	(0.66)	(0.52)	—	(0.52)
Year ended 3-31-2015	8.75	0.51	(0.52)	(0.01)	(0.51)	(0.14)	(0.65)
Class E Shares							
Six-month period ended 9-30-2019 (unaudited)	7.20	0.24	(0.08)	0.16	(0.24)	—	(0.24)
Year ended 3-31-2019	7.49	0.49	(0.29)	0.20	(0.49)	—	(0.49)
Year ended 3-31-2018	7.60	0.48	(0.09)	0.39	(0.50)	—	(0.50)
Year ended 3-31-2017	6.91	0.53	0.68	1.21	(0.52)	—	(0.52)
Year ended 3-31-2016	8.09	0.56	(1.19)	(0.63)	(0.55)	—	(0.55)
Year ended 3-31-2015	8.75	0.54	(0.51)	0.03	(0.55)	(0.14)	(0.69)
Class I Shares							
Six-month period ended 9-30-2019 (unaudited)	7.20	0.25	(0.08)	0.17	(0.25)	—	(0.25)
Year ended 3-31-2019	7.49	0.52	(0.29)	0.23	(0.52)	—	(0.52)
Year ended 3-31-2018	7.60	0.53	(0.10)	0.43	(0.54)	—	(0.54)
Year ended 3-31-2017	6.91	0.56	0.69	1.25	(0.56)	—	(0.56)
Year ended 3-31-2016	8.09	0.60	(1.19)	(0.59)	(0.59)	—	(0.59)
Year ended 3-31-2015	8.75	0.59	(0.52)	0.07	(0.59)	(0.14)	(0.73)
Class N Shares							
Six-month period ended 9-30-2019 (unaudited)	7.20	0.26	(0.08)	0.18	(0.26)	—	(0.26)
Year ended 3-31-2019	7.49	0.53	(0.29)	0.24	(0.53)	—	(0.53)
Year ended 3-31-2018	7.60	0.53	(0.09)	0.44	(0.55)	—	(0.55)
Year ended 3-31-2017	6.91	0.59	0.67	1.26	(0.57)	—	(0.57)
Year ended 3-31-2016	8.09	0.60	(1.18)	(0.58)	(0.60)	—	(0.60)
Year ended 3-31-2015[6]	8.63	0.40	(0.40)	0.00*	(0.40)	(0.14)	(0.54)
Class R Shares							
Six-month period ended 9-30-2019 (unaudited)	7.20	0.23	(0.08)	0.15	(0.23)	—	(0.23)
Year ended 3-31-2019	7.49	0.47	(0.29)	0.18	(0.47)	—	(0.47)
Year ended 3-31-2018	7.60	0.48	(0.10)	0.38	(0.49)	—	(0.49)
Year ended 3-31-2017	6.91	0.52	0.68	1.20	(0.51)	—	(0.51)
Year ended 3-31-2016	8.09	0.55	(1.19)	(0.64)	(0.54)	—	(0.54)
Year ended 3-31-2015	8.75	0.54	(0.52)	0.02	(0.54)	(0.14)	(0.68)
Class T Shares							
Six-month period ended 9-30-2019 (unaudited)	7.20	0.25	(0.08)	0.17	(0.25)	—	(0.25)
Year ended 3-31-2019	7.49	0.51	(0.29)	0.22	(0.51)	—	(0.51)
Year ended 3-31-2018[7]	7.62	0.35	(0.10)	0.25	(0.38)	—	(0.38)
Class Y Shares							
Six-month period ended 9-30-2019 (unaudited)	7.20	0.24	(0.08)	0.16	(0.24)	—	(0.24)
Year ended 3-31-2019	7.49	0.50	(0.29)	0.21	(0.50)	—	(0.50)
Year ended 3-31-2018	7.60	0.50	(0.09)	0.41	(0.52)	—	(0.52)
Year ended 3-31-2017	6.91	0.55	0.68	1.23	(0.54)	—	(0.54)
Year ended 3-31-2016	8.09	0.58	(1.19)	(0.61)	(0.57)	—	(0.57)
Year ended 3-31-2015	8.75	0.57	(0.52)	0.05	(0.57)	(0.14)	(0.71)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 9-30-2019 (unaudited)	$ 7.12	2.26%	$ 1,869	0.96%[4]	6.76%[4]	—%	—%	15%
Year ended 3-31-2019	7.20	2.93	1,930	0.95	6.81	—	—	41
Year ended 3-31-2018	7.49	5.54	2,221	0.95	7.02	—	—	39
Year ended 3-31-2017	7.60	18.34	1,250	0.97	7.51	—	—	35
Year ended 3-31-2016	6.91	-7.75	1,865	0.96	7.71	—	—	29
Year ended 3-31-2015	8.09	0.62	2,920	0.94	6.70	—	—	44
Class B Shares[5]								
Six-month period ended 9-30-2019 (unaudited)	7.12	1.88	32	1.71[4]	6.02[4]	1.78[4]	5.95[4]	15
Year ended 3-31-2019	7.20	2.15	40	1.71	6.04	1.73	6.02	41
Year ended 3-31-2018	7.49	4.72	62	1.71	5.90	—	—	39
Year ended 3-31-2017	7.60	17.46	79	1.72	6.72	—	—	35
Year ended 3-31-2016	6.91	-8.43	84	1.70	6.98	—	—	29
Year ended 3-31-2015	8.09	-0.13	133	1.67	5.98	—	—	44
Class C Shares								
Six-month period ended 9-30-2019 (unaudited)	7.12	1.91	612	1.66[4]	6.07[4]	1.69[4]	6.04[4]	15
Year ended 3-31-2019	7.20	2.21	683	1.66	6.10	1.66	6.10	41
Year ended 3-31-2018	7.49	4.77	817	1.66	5.94	—	—	39
Year ended 3-31-2017	7.60	17.51	970	1.67	6.77	—	—	35
Year ended 3-31-2016	6.91	-8.40	1,025	1.66	7.02	—	—	29
Year ended 3-31-2015	8.09	-0.07	1,618	1.64	6.02	—	—	44
Class E Shares								
Six-month period ended 9-30-2019 (unaudited)	7.12	2.20	9	1.08[4]	6.64[4]	1.23[4]	6.49[4]	15
Year ended 3-31-2019	7.20	2.79	9	1.09	6.68	1.24	6.53	41
Year ended 3-31-2018	7.49	5.28	10	1.13	6.38	1.21	6.30	39
Year ended 3-31-2017	7.60	18.08	10	1.19	7.22	1.28	7.13	35
Year ended 3-31-2016	6.91	-8.01	8	1.23	7.47	1.30	7.40	29
Year ended 3-31-2015	8.09	0.30	10	1.26	6.42	—	—	44
Class I Shares								
Six-month period ended 9-30-2019 (unaudited)	7.12	2.38	1,988	0.74[4]	6.99[4]	—	—	15
Year ended 3-31-2019	7.20	3.18	2,058	0.72	7.05	—	—	41
Year ended 3-31-2018	7.49	5.77	2,156	0.72	6.99	—	—	39
Year ended 3-31-2017	7.60	18.64	1,737	0.71	7.69	—	—	35
Year ended 3-31-2016	6.91	-7.52	1,266	0.70	7.94	—	—	29
Year ended 3-31-2015	8.09	0.88	2,523	0.69	6.91	—	—	44
Class N Shares								
Six-month period ended 9-30-2019 (unaudited)	7.12	2.46	81	0.58[4]	7.14[4]	—	—	15
Year ended 3-31-2019	7.20	3.35	71	0.56	7.22	—	—	41
Year ended 3-31-2018	7.49	5.93	45	0.57	7.02	—	—	39
Year ended 3-31-2017	7.60	18.83	34	0.56	8.04	—	—	35
Year ended 3-31-2016	6.91	-7.35	55	0.56	8.36	—	—	29
Year ended 3-31-2015[6]	8.09	0.13	13	0.54[4]	7.47[4]	—	—	44[8]
Class R Shares								
Six-month period ended 9-30-2019 (unaudited)	7.12	2.08	59	1.33[4]	6.40[4]	—	—	15
Year ended 3-31-2019	7.20	2.58	62	1.30	6.47	—	—	41
Year ended 3-31-2018	7.49	5.15	65	1.30	6.26	—	—	39
Year ended 3-31-2017	7.60	17.94	70	1.31	7.05	—	—	35
Year ended 3-31-2016	6.91	-8.07	62	1.30	7.44	—	—	29
Year ended 3-31-2015	8.09	0.31	58	1.29	6.45	—	—	44
Class T Shares								
Six-month period ended 9-30-2019 (unaudited)	7.12	2.33	—*	0.84[4]	6.89[4]	—	—	15
Year ended 3-31-2019	7.20	3.07	—*	0.82	6.95	—	—	41
Year ended 3-31-2018[7]	7.49	3.29	—*	0.82[4]	6.35[4]	—	—	39[9]
Class Y Shares								
Six-month period ended 9-30-2019 (unaudited)	7.12	2.27	209	0.96[4]	6.77[4]	0.99[4]	6.74[4]	15
Year ended 3-31-2019	7.20	2.94	239	0.95	6.80	0.96	6.79	41
Year ended 3-31-2018	7.49	5.53	329	0.95	6.63	0.96	6.62	39
Year ended 3-31-2017	7.60	18.33	396	0.96	7.46	—	—	35
Year ended 3-31-2016	6.91	-7.76	406	0.95	7.69	0.95	7.69	29
Year ended 3-31-2015	8.09	0.64	740	0.94	6.69	0.95	6.68	44

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(6) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(7) For the period from July 5, 2017 (commencement of operations of the class) through March 31, 2018.

(8) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

(9) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2018.

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY INTERNATIONAL CORE EQUITY FUND

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 9-30-2019 (unaudited)	$ 16.75	$ 0.19	$(0.02)	$ 0.17	$ —	$ —	$ —
Year ended 3-31-2019	19.98	0.35	(2.11)	(1.76)	(0.36)	(1.11)	(1.47)
Year ended 3-31-2018	17.97	0.25	1.96	2.21	(0.20)	—	(0.20)
Year ended 3-31-2017	15.97	0.30	1.96	2.26	(0.26)	—	(0.26)
Year ended 3-31-2016	17.88	0.20	(1.97)	(1.77)	(0.14)	—	(0.14)
Year ended 3-31-2015	19.04	0.19	0.67	0.86	(0.23)	(1.79)	(2.02)
Class B Shares[5]							
Six-month period ended 9-30-2019 (unaudited)	14.70	0.10	(0.01)	0.09	—	—	—
Year ended 3-31-2019	17.72	0.17	(1.86)	(1.69)	(0.22)	(1.11)	(1.33)
Year ended 3-31-2018	15.98	0.09	1.73	1.82	(0.08)	—	(0.08)
Year ended 3-31-2017	14.24	0.07	1.80	1.87	(0.13)	—	(0.13)
Year ended 3-31-2016	15.97	0.05	(1.76)	(1.71)	(0.02)	—	(0.02)
Year ended 3-31-2015	17.23	0.03	0.59	0.62	(0.09)	(1.79)	(1.88)
Class C Shares							
Six-month period ended 9-30-2019 (unaudited)	14.75	0.11	(0.01)	0.10	—	—	—
Year ended 3-31-2019	17.77	0.20	(1.87)	(1.67)	(0.24)	(1.11)	(1.35)
Year ended 3-31-2018	16.02	0.11	1.74	1.85	(0.10)	—	(0.10)
Year ended 3-31-2017	14.27	0.11	1.81	1.92	(0.17)	—	(0.17)
Year ended 3-31-2016	16.00	0.06	(1.75)	(1.69)	(0.04)	—	(0.04)
Year ended 3-31-2015	17.25	0.05	0.61	0.66	(0.12)	(1.79)	(1.91)
Class E Shares							
Six-month period ended 9-30-2019 (unaudited)	16.88	0.18	(0.01)	0.17	—	—	—
Year ended 3-31-2019	20.11	0.34	(2.11)	(1.77)	(0.35)	(1.11)	(1.46)
Year ended 3-31-2018	18.09	0.24	1.98	2.22	(0.20)	—	(0.20)
Year ended 3-31-2017	16.08	0.22	2.04	2.26	(0.25)	—	(0.25)
Year ended 3-31-2016	17.99	0.17	(1.97)	(1.80)	(0.11)	—	(0.11)
Year ended 3-31-2015	19.14	0.16	0.68	0.84	(0.20)	(1.79)	(1.99)
Class I Shares							
Six-month period ended 9-30-2019 (unaudited)	16.86	0.23	(0.01)	0.22	—	—	—
Year ended 3-31-2019	20.10	0.42	(2.12)	(1.70)	(0.43)	(1.11)	(1.54)
Year ended 3-31-2018	18.07	0.31	1.98	2.29	(0.26)	—	(0.26)
Year ended 3-31-2017	16.07	0.26	2.06	2.32	(0.32)	—	(0.32)
Year ended 3-31-2016	17.99	0.24	(1.97)	(1.73)	(0.19)	—	(0.19)
Year ended 3-31-2015	19.15	0.25	0.68	0.93	(0.30)	(1.79)	(2.09)
Class N Shares							
Six-month period ended 9-30-2019 (unaudited)	16.91	0.23	(0.02)	0.21	—	—	—
Year ended 3-31-2019	20.16	0.43	(2.12)	(1.69)	(0.45)	(1.11)	(1.56)
Year ended 3-31-2018	18.13	0.30	2.02	2.32	(0.29)	—	(0.29)
Year ended 3-31-2017	16.11	0.29	2.07	2.36	(0.34)	—	(0.34)
Year ended 3-31-2016	18.04	0.23	(1.94)	(1.71)	(0.22)	—	(0.22)
Year ended 3-31-2015[6]	20.09	0.13	(0.12)	0.01	(0.27)	(1.79)	(2.06)
Class R Shares							
Six-month period ended 9-30-2019 (unaudited)	16.75	0.16	(0.02)	0.14	—	—	—
Year ended 3-31-2019	19.97	0.29	(2.10)	(1.81)	(0.30)	(1.11)	(1.41)
Year ended 3-31-2018	17.96	0.17	1.99	2.16	(0.15)	—	(0.15)
Year ended 3-31-2017	15.97	0.17	2.04	2.21	(0.22)	—	(0.22)
Year ended 3-31-2016	17.87	0.13	(1.94)	(1.81)	(0.09)	—	(0.09)
Year ended 3-31-2015	19.03	0.10	0.71	0.81	(0.18)	(1.79)	(1.97)
Class T Shares							
Six-month period ended 9-30-2019 (unaudited)	16.74	0.21	(0.02)	0.19	—	—	—
Year ended 3-31-2019	20.01	0.38	(2.12)	(1.74)	(0.42)	(1.11)	(1.53)
Year ended 3-31-2018[7]	18.96	0.13	1.12	1.25	(0.20)	—	(0.20)
Class Y Shares							
Six-month period ended 9-30-2019 (unaudited)	16.87	0.19	(0.01)	0.18	—	—	—
Year ended 3-31-2019	20.12	0.37	(2.14)	(1.77)	(0.37)	(1.11)	(1.48)
Year ended 3-31-2018	18.09	0.26	1.98	2.24	(0.21)	—	(0.21)
Year ended 3-31-2017	16.08	0.26	2.02	2.28	(0.27)	—	(0.27)
Year ended 3-31-2016	18.00	0.21	(1.98)	(1.77)	(0.15)	—	(0.15)
Year ended 3-31-2015	19.16	0.18	0.70	0.88	(0.25)	(1.79)	(2.04)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 9-30-2019 (unaudited)	$16.92	1.01%	$ 518	1.25%[4]	2.22%[4]	1.30%[4]	2.17%[4]	28%
Year ended 3-31-2019	16.75	-8.57	568	1.26[10]	1.90	1.27	1.89	52
Year ended 3-31-2018	19.98	12.33	677	1.25	1.27	—	—	48
Year ended 3-31-2017	17.97	14.31	564	1.29	1.78	—	—	80
Year ended 3-31-2016	15.97	-9.95	1,532	1.31	1.15	—	—	62
Year ended 3-31-2015	17.88	4.98	1,383	1.35	0.99	—	—	87
Class B Shares[5]								
Six-month period ended 9-30-2019 (unaudited)	14.79	0.61	3	2.11[4]	1.39[4]	2.31[4]	1.19[4]	28
Year ended 3-31-2019	14.70	-9.34	4	2.10	1.05	2.13	1.02	52
Year ended 3-31-2018	17.72	11.39	7	2.11	0.50	—	—	48
Year ended 3-31-2017	15.98	13.20	9	2.22	0.45	—	—	80
Year ended 3-31-2016	14.24	-10.70	10	2.20	0.31	—	—	62
Year ended 3-31-2015	15.97	4.02	13	2.20	0.17	—	—	87
Class C Shares								
Six-month period ended 9-30-2019 (unaudited)	14.85	0.68	123	1.93[4]	1.54[4]	1.98[4]	1.49[4]	28
Year ended 3-31-2019	14.75	-9.14	163	1.91	1.24	1.92	1.23	52
Year ended 3-31-2018	17.77	11.57	240	1.93	0.62	—	—	48
Year ended 3-31-2017	16.02	13.51	220	1.97	0.72	—	—	80
Year ended 3-31-2016	14.27	-10.54	253	1.98	0.40	—	—	62
Year ended 3-31-2015	16.00	4.25	168	2.02	0.32	—	—	87
Class E Shares								
Six-month period ended 9-30-2019 (unaudited)	17.05	1.01	7	1.26[4]	2.19[4]	1.55[4]	1.90[4]	28
Year ended 3-31-2019	16.88	-8.62	7	1.29	1.83	1.51	1.61	52
Year ended 3-31-2018	20.11	12.31	8	1.28	1.22	1.51	0.99	48
Year ended 3-31-2017	18.09	14.20	6	1.31	1.31	1.61	1.01	80
Year ended 3-31-2016	16.08	-10.05	5	1.45	1.01	1.69	0.77	62
Year ended 3-31-2015	17.99	4.82	5	1.53	0.84	1.74	0.63	87
Class I Shares								
Six-month period ended 9-30-2019 (unaudited)	17.08	1.30	2,424	0.79[4]	2.69[4]	0.98[4]	2.50[4]	28
Year ended 3-31-2019	16.86	-8.20	3,149	0.85	2.27	0.95	2.17	52
Year ended 3-31-2018	20.10	12.70	4,136	0.94	1.59	—	—	48
Year ended 3-31-2017	18.07	14.58	3,168	0.97	1.52	—	—	80
Year ended 3-31-2016	16.07	-9.63	1,885	0.98	1.44	—	—	62
Year ended 3-31-2015	17.99	5.32	1,347	1.02	1.30	—	—	87
Class N Shares								
Six-month period ended 9-30-2019 (unaudited)	17.12	1.24	1,185	0.79[4]	2.66[4]	0.82[4]	2.63[4]	28
Year ended 3-31-2019	16.91	-8.12	1,437	0.79	2.35	0.80	2.34	52
Year ended 3-31-2018	20.16	12.82	1,597	0.79	1.49	—	—	48
Year ended 3-31-2017	18.13	14.83	484	0.82	1.72	—	—	80
Year ended 3-31-2016	16.11	-9.52	289	0.83	1.40	—	—	62
Year ended 3-31-2015[6]	18.04	0.48	21	0.86[4]	1.10[4]	—	—	87[8]
Class R Shares								
Six-month period ended 9-30-2019 (unaudited)	16.89	0.83	100	1.53[4]	1.93[4]	1.56[4]	1.90[4]	28
Year ended 3-31-2019	16.75	-8.82	104	1.53	1.60	1.54	1.59	52
Year ended 3-31-2018	19.97	12.04	117	1.53	0.85	—	—	48
Year ended 3-31-2017	17.96	13.95	56	1.56	1.00	—	—	80
Year ended 3-31-2016	15.97	-10.15	36	1.58	0.80	—	—	62
Year ended 3-31-2015	17.87	4.70	19	1.61	0.54	—	—	87
Class T Shares								
Six-month period ended 9-30-2019 (unaudited)	16.93	1.13	—*	0.99[4]	2.47[4]	1.00[4]	2.46[4]	28
Year ended 3-31-2019	16.74	-8.42	—*	1.08	2.06	1.08	2.06	52
Year ended 3-31-2018[7]	20.01	6.62	—*	1.02[4]	0.86[4]	—	—	48[9]
Class Y Shares								
Six-month period ended 9-30-2019 (unaudited)	17.05	1.07	340	1.18[4]	2.29[4]	1.22[4]	2.25[4]	28
Year ended 3-31-2019	16.87	-8.55	377	1.19[11]	1.99	1.19	1.99	52
Year ended 3-31-2018	20.12	12.42	487	1.19	1.32	—	—	48
Year ended 3-31-2017	18.09	14.34	416	1.24	1.56	—	—	80
Year ended 3-31-2016	16.08	-9.88	572	1.25	1.24	—	—	62
Year ended 3-31-2015	18.00	5.04	526	1.27	0.95	—	—	87

(6) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(7) For the period from July 5, 2017 (commencement of operations of the class) through March 31, 2018.

(8) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

(9) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2018.

(10) Expense ratio based on the period excluding reorganization expenses was 1.25%.

(11) Expense ratio based on the period excluding reorganization expenses was 1.18%.

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY LARGE CAP GROWTH FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 9-30-2019 (unaudited)	$22.73	$(0.01)	$2.03	$2.02	$ —	$ —	$ —
Year ended 3-31-2019	22.65	(0.01)	2.87	2.86	—	(2.78)	(2.78)
Year ended 3-31-2018	19.17	(0.01)	4.46	4.45	—	(0.97)	(0.97)
Year ended 3-31-2017	17.66	0.00*	2.42	2.42	—	(0.91)	(0.91)
Year ended 3-31-2016	19.19	(0.03)	(0.32)	(0.35)	—	(1.18)	(1.18)
Year ended 3-31-2015	17.59	(0.04)	3.03	2.99	—	(1.39)	(1.39)
Class B Shares[5]							
Six-month period ended 9-30-2019 (unaudited)	16.69	(0.08)	1.49	1.41	—	—	—
Year ended 3-31-2019	17.46	(0.16)	2.14	1.98	—	(2.75)	(2.75)
Year ended 3-31-2018	15.09	(0.16)	3.50	3.34	—	(0.97)	(0.97)
Year ended 3-31-2017	14.22	(0.14)	1.92	1.78	—	(0.91)	(0.91)
Year ended 3-31-2016	15.82	(0.16)	(0.26)	(0.42)	—	(1.18)	(1.18)
Year ended 3-31-2015	14.84	(0.16)	2.53	2.37	—	(1.39)	(1.39)
Class C Shares							
Six-month period ended 9-30-2019 (unaudited)	18.30	(0.09)	1.64	1.55	—	—	—
Year ended 3-31-2019	18.87	(0.15)	2.33	2.18	—	(2.75)	(2.75)
Year ended 3-31-2018	16.22	(0.15)	3.77	3.62	—	(0.97)	(0.97)
Year ended 3-31-2017	15.19	(0.11)	2.05	1.94	—	(0.91)	(0.91)
Year ended 3-31-2016	16.78	(0.14)	(0.27)	(0.41)	—	(1.18)	(1.18)
Year ended 3-31-2015	15.64	(0.15)	2.68	2.53	—	(1.39)	(1.39)
Class E Shares							
Six-month period ended 9-30-2019 (unaudited)	22.67	(0.03)	2.03	2.00	—	—	—
Year ended 3-31-2019	22.62	(0.04)	2.87	2.83	—	(2.78)	(2.78)
Year ended 3-31-2018	19.15	(0.02)	4.46	4.44	—	(0.97)	(0.97)
Year ended 3-31-2017	17.64	0.00*	2.42	2.42	—	(0.91)	(0.91)
Year ended 3-31-2016	19.17	(0.03)	(0.32)	(0.35)	—	(1.18)	(1.18)
Year ended 3-31-2015	17.57	(0.04)	3.03	2.99	—	(1.39)	(1.39)
Class I Shares							
Six-month period ended 9-30-2019 (unaudited)	24.09	0.03	2.15	2.18	—	—	—
Year ended 3-31-2019	23.80	0.06	3.03	3.09	—	(2.80)	(2.80)
Year ended 3-31-2018	20.08	0.04	4.69	4.73	(0.04)	(0.97)	(1.01)
Year ended 3-31-2017	18.41	0.05	2.53	2.58	—	(0.91)	(0.91)
Year ended 3-31-2016	19.90	0.02	(0.33)	(0.31)	—	(1.18)	(1.18)
Year ended 3-31-2015	18.15	0.01	3.13	3.14	—	(1.39)	(1.39)
Class N Shares							
Six-month period ended 9-30-2019 (unaudited)	24.25	0.03	2.17	2.20	—	—	—
Year ended 3-31-2019	23.91	0.08	3.04	3.12	—	(2.78)	(2.78)
Year ended 3-31-2018	20.18	0.07	4.72	4.79	(0.09)	(0.97)	(1.06)
Year ended 3-31-2017	18.47	0.07	2.55	2.62	—	(0.91)	(0.91)
Year ended 3-31-2016	19.93	0.05	(0.33)	(0.28)	—	(1.18)	(1.18)
Year ended 3-31-2015[6]	18.91	0.02	2.39	2.41	—	(1.39)	(1.39)
Class R Shares							
Six-month period ended 9-30-2019 (unaudited)	21.69	(0.06)	1.95	1.89	—	—	—
Year ended 3-31-2019	21.79	(0.09)	2.74	2.65	—	(2.75)	(2.75)
Year ended 3-31-2018	18.54	(0.09)	4.31	4.22	—	(0.97)	(0.97)
Year ended 3-31-2017	17.16	(0.06)	2.35	2.29	—	(0.91)	(0.91)
Year ended 3-31-2016	18.74	(0.09)	(0.31)	(0.40)	—	(1.18)	(1.18)
Year ended 3-31-2015	17.25	(0.09)	2.97	2.88	—	(1.39)	(1.39)
Class Y Shares							
Six-month period ended 9-30-2019 (unaudited)	23.37	(0.01)	2.09	2.08	—	—	—
Year ended 3-31-2019	23.24	(0.01)	2.94	2.93	—	(2.80)	(2.80)
Year ended 3-31-2018	19.63	0.00*	4.58	4.58	—	(0.97)	(0.97)
Year ended 3-31-2017	18.04	0.00*	2.50	2.50	—	(0.91)	(0.91)
Year ended 3-31-2016	19.57	(0.01)	(0.34)	(0.35)	—	(1.18)	(1.18)
Year ended 3-31-2015	17.89	(0.02)	3.09	3.07	—	(1.39)	(1.39)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 9-30-2019 (unaudited)	$ 24.75	8.89%	$ 2,195	1.02%[4]	-0.09%[4]	—%	—%	15%
Year ended 3-31-2019	22.73	13.65	2,113	1.04	-0.04	—	—	37
Year ended 3-31-2018	22.65	23.45	1,778	1.13	-0.05	1.13	-0.05	37
Year ended 3-31-2017	19.17	14.12	487	1.15	0.01	1.19	-0.03	43
Year ended 3-31-2016	17.66	-2.08	1,197	1.15	-0.15	1.16	-0.16	38
Year ended 3-31-2015	19.19	17.45	1,093	1.15	-0.20	1.17	-0.22	36
Class B Shares[5]								
Six-month period ended 9-30-2019 (unaudited)	18.10	8.45	8	1.85[4]	-0.92[4]	1.98[4]	-1.05[4]	15
Year ended 3-31-2019	16.69	12.63	9	1.92	-0.91	1.97	-0.96	37
Year ended 3-31-2018	17.46	22.42	11	2.00	-0.95	—	—	37
Year ended 3-31-2017	15.09	13.01	10	2.08	-0.94	—	—	43
Year ended 3-31-2016	14.22	-2.98	11	2.07	-1.07	—	—	38
Year ended 3-31-2015	15.82	16.49	12	2.01	-1.06	—	—	36
Class C Shares								
Six-month period ended 9-30-2019 (unaudited)	19.85	8.47	80	1.83[4]	-0.89[4]	—	—	15
Year ended 3-31-2019	18.30	12.75	88	1.81	-0.81	—	—	37
Year ended 3-31-2018	18.87	22.59	84	1.86	-0.82	—	—	37
Year ended 3-31-2017	16.22	13.24	97	1.87	-0.73	—	—	43
Year ended 3-31-2016	15.19	-2.74	107	1.86	-0.85	—	—	38
Year ended 3-31-2015	16.78	16.67	94	1.86	-0.92	—	—	36
Class E Shares								
Six-month period ended 9-30-2019 (unaudited)	24.67	8.82	21	1.15[4]	-0.22[4]	1.16[4]	-0.23[4]	15
Year ended 3-31-2019	22.67	13.52	19	1.15	-0.16	1.19	-0.20	37
Year ended 3-31-2018	22.62	23.43	16	1.15	-0.11	1.28	-0.24	37
Year ended 3-31-2017	19.15	14.14	13	1.15	-0.01	1.36	-0.22	43
Year ended 3-31-2016	17.64	-2.08	12	1.15	-0.14	1.35	-0.34	38
Year ended 3-31-2015	19.17	17.47	9	1.15	-0.21	1.39	-0.45	36
Class I Shares								
Six-month period ended 9-30-2019 (unaudited)	26.27	9.05	2,044	0.69[4]	0.24[4]	0.81[4]	0.12[4]	15
Year ended 3-31-2019	24.09	13.99	1,970	0.73	0.27	0.82	0.18	37
Year ended 3-31-2018	23.80	23.80	1,580	0.88	0.18	—	—	37
Year ended 3-31-2017	20.08	14.42	961	0.88	0.24	0.88	0.24	43
Year ended 3-31-2016	18.41	-1.79	272	0.88	0.11	—	—	38
Year ended 3-31-2015	19.90	17.75	318	0.88	0.04	—	—	36
Class N Shares								
Six-month period ended 9-30-2019 (unaudited)	26.45	9.07	105	0.66[4]	0.27[4]	—	—	15
Year ended 3-31-2019	24.25	14.06	108	0.66	0.33	—	—	37
Year ended 3-31-2018	23.91	24.00	100	0.72	0.30	—	—	37
Year ended 3-31-2017	20.18	14.59	1	0.72	0.39	—	—	43
Year ended 3-31-2016	18.47	-1.64	7	0.73	0.28	—	—	38
Year ended 3-31-2015[6]	19.93	13.18	6	0.72[4]	0.17[4]	—	—	36[7]
Class R Shares								
Six-month period ended 9-30-2019 (unaudited)	23.58	8.66	18	1.41[4]	-0.48[4]	—	—	15
Year ended 3-31-2019	21.69	13.22	18	1.40	-0.40	—	—	37
Year ended 3-31-2018	21.79	23.06	23	1.46	-0.42	—	—	37
Year ended 3-31-2017	18.54	13.77	21	1.47	-0.33	—	—	43
Year ended 3-31-2016	17.16	-2.39	22	1.47	-0.48	—	—	38
Year ended 3-31-2015	18.74	17.16	26	1.47	-0.52	—	—	36
Class Y Shares								
Six-month period ended 9-30-2019 (unaudited)	25.45	8.90	33	1.02[4]	-0.09[4]	1.06[4]	-0.13[4]	15
Year ended 3-31-2019	23.37	13.61	38	1.05[8]	-0.05	1.06	-0.06	37
Year ended 3-31-2018	23.24	23.57	37	1.05	-0.01	1.11	-0.07	37
Year ended 3-31-2017	19.63	14.27	35	1.06	0.02	1.12	-0.04	43
Year ended 3-31-2016	18.04	-2.03	125	1.06	-0.07	1.11	-0.12	38
Year ended 3-31-2015	19.57	17.62	132	1.06	-0.11	1.12	-0.17	36

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(6) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(7) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

(8) Expense ratio based on the period excluding reorganization expenses was 1.04%.

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY LIMITED-TERM BOND FUND

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 9-30-2019 (unaudited)	$10.74	$ 0.11	$ 0.15	$ 0.26	$ (0.11)	$—	$ (0.11)
Year ended 3-31-2019	10.64	0.21	0.10	0.31	(0.21)	—	(0.21)
Year ended 3-31-2018	10.80	0.18	(0.15)	0.03	(0.19)	—	(0.19)
Year ended 3-31-2017	10.87	0.17	(0.06)	0.11	(0.18)	—	(0.18)
Year ended 3-31-2016	10.92	0.15	(0.05)	0.10	(0.15)	—	(0.15)
Year ended 3-31-2015	10.90	0.15	0.02	0.17	(0.15)	—	(0.15)
Class B Shares[5]							
Six-month period ended 9-30-2019 (unaudited)	10.74	0.06	0.15	0.21	(0.06)	—	(0.06)
Year ended 3-31-2019	10.64	0.11	0.11	0.22	(0.12)	—	(0.12)
Year ended 3-31-2018	10.80	0.08	(0.15)	(0.07)	(0.09)	—	(0.09)
Year ended 3-31-2017	10.87	0.08	(0.07)	0.01	(0.08)	—	(0.08)
Year ended 3-31-2016	10.92	0.06	(0.05)	0.01	(0.06)	—	(0.06)
Year ended 3-31-2015	10.90	0.06	0.02	0.08	(0.06)	—	(0.06)
Class C Shares							
Six-month period ended 9-30-2019 (unaudited)	10.74	0.07	0.15	0.22	(0.07)	—	(0.07)
Year ended 3-31-2019	10.64	0.13	0.10	0.23	(0.13)	—	(0.13)
Year ended 3-31-2018	10.80	0.10	(0.15)	(0.05)	(0.11)	—	(0.11)
Year ended 3-31-2017	10.87	0.09	(0.06)	0.03	(0.10)	—	(0.10)
Year ended 3-31-2016	10.92	0.07	(0.05)	0.02	(0.07)	—	(0.07)
Year ended 3-31-2015	10.90	0.07	0.02	0.09	(0.07)	—	(0.07)
Class E Shares							
Six-month period ended 9-30-2019 (unaudited)	10.74	0.11	0.15	0.26	(0.11)	—	(0.11)
Year ended 3-31-2019	10.64	0.20	0.10	0.30	(0.20)	—	(0.20)
Year ended 3-31-2018	10.80	0.17	(0.14)	0.03	(0.19)	—	(0.19)
Year ended 3-31-2017	10.87	0.16	(0.06)	0.10	(0.17)	—	(0.17)
Year ended 3-31-2016	10.92	0.13	(0.04)	0.09	(0.14)	—	(0.14)
Year ended 3-31-2015	10.90	0.13	0.03	0.16	(0.14)	—	(0.14)
Class I Shares							
Six-month period ended 9-30-2019 (unaudited)	10.74	0.12	0.15	0.27	(0.12)	—	(0.12)
Year ended 3-31-2019	10.64	0.24	0.10	0.34	(0.24)	—	(0.24)
Year ended 3-31-2018	10.80	0.21	(0.16)	0.05	(0.21)	—	(0.21)
Year ended 3-31-2017	10.87	0.19	(0.06)	0.13	(0.20)	—	(0.20)
Year ended 3-31-2016	10.92	0.17	(0.04)	0.13	(0.18)	—	(0.18)
Year ended 3-31-2015	10.90	0.17	0.03	0.20	(0.18)	—	(0.18)
Class N Shares							
Six-month period ended 9-30-2019 (unaudited)	10.74	0.13	0.15	0.28	(0.13)	—	(0.13)
Year ended 3-31-2019	10.64	0.25	0.10	0.35	(0.25)	—	(0.25)
Year ended 3-31-2018	10.80	0.22	(0.15)	0.07	(0.23)	—	(0.23)
Year ended 3-31-2017	10.87	0.21	(0.06)	0.15	(0.22)	—	(0.22)
Year ended 3-31-2016	10.92	0.19	(0.05)	0.14	(0.19)	—	(0.19)
Year ended 3-31-2015[6]	10.91	0.13	0.01	0.14	(0.13)	—	(0.13)
Class R Shares							
Six-month period ended 9-30-2019 (unaudited)	10.74	0.09	0.15	0.24	(0.09)	—	(0.09)
Year ended 3-31-2019	10.64	0.17	0.10	0.27	(0.17)	—	(0.17)
Year ended 3-31-2018	10.80	0.14	(0.15)	(0.01)	(0.15)	—	(0.15)
Year ended 3-31-2017	10.87	0.13	(0.06)	0.07	(0.14)	—	(0.14)
Year ended 3-31-2016	10.92	0.11	(0.05)	0.06	(0.11)	—	(0.11)
Year ended 3-31-2015	10.90	0.11	0.03	0.14	(0.12)	—	(0.12)
Class Y Shares							
Six-month period ended 9-30-2019 (unaudited)	10.74	0.11	0.15	0.26	(0.11)	—	(0.11)
Year ended 3-31-2019	10.64	0.21	0.10	0.31	(0.21)	—	(0.21)
Year ended 3-31-2018	10.80	0.18	(0.15)	0.03	(0.19)	—	(0.19)
Year ended 3-31-2017	10.87	0.17	(0.06)	0.11	(0.18)	—	(0.18)
Year ended 3-31-2016	10.92	0.15	(0.05)	0.10	(0.15)	—	(0.15)
Year ended 3-31-2015	10.90	0.15	0.02	0.17	(0.15)	—	(0.15)

*   Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(6) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(7) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 9-30-2019 (unaudited)	$10.89	2.43%	$ 373	0.92%[4]	1.97%[4]	—%	—%	28%
Year ended 3-31-2019	10.74	2.95	382	0.91	1.90	—	—	83
Year ended 3-31-2018	10.64	0.25	431	0.89	1.69	—	—	24
Year ended 3-31-2017	10.80	0.99	536	0.88	1.59	—	—	65
Year ended 3-31-2016	10.87	0.95	1,589	0.88	1.36	—	—	46
Year ended 3-31-2015	10.92	1.60	1,504	0.88	1.36	—	—	39
Class B Shares[5]								
Six-month period ended 9-30-2019 (unaudited)	10.89	1.97	2	1.81[4]	1.09[4]	—	—	28
Year ended 3-31-2019	10.74	2.07	3	1.77	1.03	—	—	83
Year ended 3-31-2018	10.64	-0.65	6	1.80	0.78	—	—	24
Year ended 3-31-2017	10.80	0.12	10	1.74	0.71	—	—	65
Year ended 3-31-2016	10.87	0.12	14	1.71	0.54	—	—	46
Year ended 3-31-2015	10.92	0.75	13	1.72	0.52	—	—	39
Class C Shares								
Six-month period ended 9-30-2019 (unaudited)	10.89	2.05	36	1.67[4]	1.23[4]	—	—	28
Year ended 3-31-2019	10.74	2.20	45	1.65	1.16	—	—	83
Year ended 3-31-2018	10.64	-0.51	55	1.66	0.92	—	—	24
Year ended 3-31-2017	10.80	0.24	87	1.62	0.83	—	—	65
Year ended 3-31-2016	10.87	0.22	128	1.61	0.63	—	—	46
Year ended 3-31-2015	10.92	0.83	117	1.64	0.60	—	—	39
Class E Shares								
Six-month period ended 9-30-2019 (unaudited)	10.89	2.42	5	0.95[4]	1.95[4]	1.00[4]	1.90[4]	28
Year ended 3-31-2019	10.74	2.90	5	0.95	1.85	1.03	1.77	83
Year ended 3-31-2018	10.64	0.17	4	0.98	1.60	1.02	1.56	24
Year ended 3-31-2017	10.80	0.89	5	0.98	1.46	—	—	65
Year ended 3-31-2016	10.87	0.83	4	1.00	1.24	1.03	1.21	46
Year ended 3-31-2015	10.92	1.48	4	1.00	1.24	1.03	1.21	39
Class I Shares								
Six-month period ended 9-30-2019 (unaudited)	10.89	2.55	602	0.69[4]	2.21[4]	—	—	28
Year ended 3-31-2019	10.74	3.19	677	0.67	2.14	—	—	83
Year ended 3-31-2018	10.64	0.49	710	0.66	1.92	—	—	24
Year ended 3-31-2017	10.80	1.23	871	0.64	1.79	—	—	65
Year ended 3-31-2016	10.87	1.20	56	0.64	1.60	—	—	46
Year ended 3-31-2015	10.92	1.86	44	0.63	1.60	—	—	39
Class N Shares								
Six-month period ended 9-30-2019 (unaudited)	10.89	2.63	123	0.53[4]	2.37[4]	—	—	28
Year ended 3-31-2019	10.74	3.36	169	0.51	2.30	—	—	83
Year ended 3-31-2018	10.64	0.64	85	0.50	2.08	—	—	24
Year ended 3-31-2017	10.80	1.38	88	0.49	1.94	—	—	65
Year ended 3-31-2016	10.87	1.35	2	0.49	1.76	—	—	46
Year ended 3-31-2015[6]	10.92	1.31	3	0.48[4]	1.75[4]	—	—	39[7]
Class R Shares								
Six-month period ended 9-30-2019 (unaudited)	10.89	2.24	1	1.29[4]	1.61[4]	—	—	28
Year ended 3-31-2019	10.74	2.60	—*	1.26	1.54	—	—	83
Year ended 3-31-2018	10.64	-0.12	1	1.26	1.32	—	—	24
Year ended 3-31-2017	10.80	0.62	1	1.24	1.21	—	—	65
Year ended 3-31-2016	10.87	0.59	1	1.24	0.98	—	—	46
Year ended 3-31-2015	10.92	1.24	1	1.23	1.00	—	—	39
Class Y Shares								
Six-month period ended 9-30-2019 (unaudited)	10.89	2.43	7	0.92[4]	1.98[4]	0.98[4]	1.92[4]	28
Year ended 3-31-2019	10.74	2.95	7	0.91	1.89	0.91	1.89	83
Year ended 3-31-2018	10.64	0.25	11	0.89	1.69	0.91	1.67	24
Year ended 3-31-2017	10.80	0.99	16	0.88	1.57	0.89	1.56	65
Year ended 3-31-2016	10.87	0.95	16	0.88	1.35	0.89	1.34	46
Year ended 3-31-2015	10.92	1.59	21	0.88	1.35	0.89	1.34	39

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY MANAGED INTERNATIONAL OPPORTUNITIES FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 9-30-2019 (unaudited)	$ 10.18	$ (0.01)	$0.03	$ 0.02	$ —	$ —	$ —
Year ended 3-31-2019	11.87	0.14	(1.08)	(0.94)	(0.16)	(0.59)	(0.75)
Year ended 3-31-2018	10.58	0.14	1.44	1.58	(0.15)	(0.14)	(0.29)
Year ended 3-31-2017	9.46	0.08	1.14	1.22	(0.10)	—	(0.10)
Year ended 3-31-2016	10.52	0.07	(1.06)	(0.99)	(0.07)	—	(0.07)
Year ended 3-31-2015	10.15	0.14	0.37	0.51	(0.14)	—	(0.14)
Class B Shares[6]							
Six-month period ended 9-30-2019 (unaudited)	9.89	(0.05)	0.03	(0.02)	—	—	—
Year ended 3-31-2019	11.61	0.04	(1.08)	(1.04)	(0.09)	(0.59)	(0.68)
Year ended 3-31-2018	10.35	0.03	1.44	1.47	(0.07)	(0.14)	(0.21)
Year ended 3-31-2017	9.25	0.01	1.13	1.14	(0.04)	—	(0.04)
Year ended 3-31-2016	10.33	(0.02)	(1.06)	(1.08)	—*	—	—*
Year ended 3-31-2015	9.99	0.06	0.36	0.42	(0.08)	—	(0.08)
Class C Shares							
Six-month period ended 9-30-2019 (unaudited)	9.92	(0.05)	0.04	(0.01)	—	—	—
Year ended 3-31-2019	11.64	0.06	(1.09)	(1.03)	(0.10)	(0.59)	(0.69)
Year ended 3-31-2018	10.38	0.07	1.41	1.48	(0.08)	(0.14)	(0.22)
Year ended 3-31-2017	9.28	0.02	1.13	1.15	(0.05)	—	(0.05)
Year ended 3-31-2016	10.36	0.00*	(1.07)	(1.07)	(0.01)	—	(0.01)
Year ended 3-31-2015	10.02	0.07	0.36	0.43	(0.09)	—	(0.09)
Class E Shares[7]							
Six-month period ended 9-30-2019 (unaudited)	10.19	0.00*	0.03	0.03	—	—	—
Year ended 3-31-2019	11.89	0.16	(1.10)	(0.94)	(0.17)	(0.59)	(0.76)
Year ended 3-31-2018	10.59	0.15	1.44	1.59	(0.15)	(0.14)	(0.29)
Year ended 3-31-2017	9.47	0.11	1.12	1.23	(0.11)	—	(0.11)
Year ended 3-31-2016	10.53	0.08	(1.06)	(0.98)	(0.08)	—	(0.08)
Year ended 3-31-2015	10.16	0.15	0.37	0.52	(0.15)	—	(0.15)
Class I Shares							
Six-month period ended 9-30-2019 (unaudited)	10.24	0.01	0.03	0.04	—	—	—
Year ended 3-31-2019	11.93	0.18	(1.09)	(0.91)	(0.19)	(0.59)	(0.78)
Year ended 3-31-2018	10.63	0.18	1.43	1.61	(0.17)	(0.14)	(0.31)
Year ended 3-31-2017	9.50	0.16	1.10	1.26	(0.13)	—	(0.13)
Year ended 3-31-2016	10.54	0.13	(1.08)	(0.95)	(0.09)	—	(0.09)
Year ended 3-31-2015	10.17	0.19	0.35	0.54	(0.17)	—	(0.17)
Class N Shares							
Six-month period ended 9-30-2019 (unaudited)	10.25	0.01	0.03	0.04	—	—	—
Year ended 3-31-2019	11.94	0.19	(1.10)	(0.91)	(0.19)	(0.59)	(0.78)
Year ended 3-31-2018[8]	11.17	0.17	0.90	1.07	(0.16)	(0.14)	(0.30)
Class R Shares							
Six-month period ended 9-30-2019 (unaudited)	10.14	(0.01)	0.02	0.01	—	—	—
Year ended 3-31-2019	11.83	0.13	(1.08)	(0.95)	(0.15)	(0.59)	(0.74)
Year ended 3-31-2018	10.55	0.13	1.42	1.55	(0.13)	(0.14)	(0.27)
Year ended 3-31-2017	9.44	0.09	1.11	1.20	(0.09)	—	(0.09)
Year ended 3-31-2016	10.50	0.06	(1.06)	(1.00)	(0.06)	—	(0.06)
Year ended 3-31-2015	10.13	0.13	0.37	0.50	(0.13)	—	(0.13)
Class Y Shares							
Six-month period ended 9-30-2019 (unaudited)	10.18	0.00*	0.03	0.03	—	—	—
Year ended 3-31-2019	11.87	0.16	(1.09)	(0.93)	(0.17)	(0.59)	(0.76)
Year ended 3-31-2018	10.58	0.15	1.43	1.58	(0.15)	(0.14)	(0.29)
Year ended 3-31-2017	9.46	0.11	1.12	1.23	(0.11)	—	(0.11)
Year ended 3-31-2016	10.51	0.07	(1.04)	(0.97)	(0.08)	—	(0.08)
Year ended 3-31-2015	10.14	0.17	0.35	0.52	(0.15)	—	(0.15)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Does not include expenses of underlying Ivy Funds in which the Fund invests.

(4) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver[3]	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3][4]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3][4]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 9-30-2019 (unaudited)	$10.20	0.20%	$ 61	0.49%[5]	-0.12%[5]	0.53%[5]	-0.16%[5]	5%
Year ended 3-31-2019	10.18	-7.32	66	0.49	1.32	0.51	1.30	71
Year ended 3-31-2018	11.87	14.95	84	0.49	1.17	0.49	1.17	10
Year ended 3-31-2017	10.58	13.00	73	0.49	0.88	0.52	0.85	24
Year ended 3-31-2016	9.46	-9.41	188	0.46	0.71	—	—	37
Year ended 3-31-2015	10.52	5.17	228	0.48	1.36	—	—	4
Class B Shares[6]								
Six-month period ended 9-30-2019 (unaudited)	9.87	-0.20	—*	1.40[5]	-1.03[5]	1.77[5]	-1.40[5]	5
Year ended 3-31-2019	9.89	-8.43	—*	1.40	0.34	1.59	0.15	71
Year ended 3-31-2018	11.61	14.28	1	1.40	0.24	1.47	0.17	10
Year ended 3-31-2017	10.35	12.39	1	1.40	0.12	1.47	0.05	24
Year ended 3-31-2016	9.25	-10.42	2	1.40	-0.24	1.48	-0.32	37
Year ended 3-31-2015	10.33	4.28	2	1.36	0.60	—	—	4
Class C Shares								
Six-month period ended 9-30-2019 (unaudited)	9.91	-0.10	2	1.29[5]	-0.92[5]	1.35[5]	-0.98[5]	5
Year ended 3-31-2019	9.92	-8.32	2	1.29	0.58	1.31	0.56	71
Year ended 3-31-2018	11.64	14.34	3	1.28	0.57	—	—	10
Year ended 3-31-2017	10.38	12.44	4	1.27	0.25	—	—	24
Year ended 3-31-2016	9.28	-10.30	5	1.27	-0.04	—	—	37
Year ended 3-31-2015	10.36	4.32	5	1.29	0.73	—	—	4
Class E Shares[7]								
Six-month period ended 9-30-2019 (unaudited)	10.22	0.20	1	0.42[5]	-0.04[5]	0.44[5]	-0.06[5]	5
Year ended 3-31-2019	10.19	-7.24	1	0.41	1.44	0.42	1.43	71
Year ended 3-31-2018	11.89	15.11	1	0.39	1.30	0.40	1.29	10
Year ended 3-31-2017	10.59	13.07	—*	0.39	1.16	—	—	24
Year ended 3-31-2016	9.47	-9.36	—*	0.39	0.79	—	—	37
Year ended 3-31-2015	10.53	5.25	—*	0.39	1.49	—	—	4
Class I Shares								
Six-month period ended 9-30-2019 (unaudited)	10.28	0.39	112	0.16[5]	0.22[5]	0.21[5]	0.17[5]	5
Year ended 3-31-2019	10.24	-7.03	109	0.16	1.59	0.19	1.56	71
Year ended 3-31-2018	11.93	15.23	142	0.16	1.55	0.18	1.53	10
Year ended 3-31-2017	10.63	13.32	109	0.16	1.56	0.16	1.56	24
Year ended 3-31-2016	9.50	-9.00	1	0.16	1.28	—	—	37
Year ended 3-31-2015	10.54	5.41	1	0.16	1.82	0.18	1.80	4
Class N Shares								
Six-month period ended 9-30-2019 (unaudited)	10.29	0.39	—*	0.16[5]	0.21[5]	0.20[5]	0.17[5]	5
Year ended 3-31-2019	10.25	-7.03	—*	0.16	1.71	0.17	1.70	71
Year ended 3-31-2018[8]	11.94	9.67	—*	0.15[5]	1.89[5]	—	—	10[9]
Class R Shares								
Six-month period ended 9-30-2019 (unaudited)	10.15	0.10	1	0.67[5]	-0.30[5]	0.68[5]	-0.31[5]	5
Year ended 3-31-2019	10.14	-7.47	1	0.66	1.16	0.67	1.15	71
Year ended 3-31-2018	11.83	14.77	1	0.66	1.12	—	—	10
Year ended 3-31-2017	10.55	12.78	1	0.66	0.94	—	—	24
Year ended 3-31-2016	9.44	-9.55	1	0.64	0.55	—	—	37
Year ended 3-31-2015	10.50	5.07	1	0.63	1.26	—	—	4
Class Y Shares								
Six-month period ended 9-30-2019 (unaudited)	10.21	0.29	—*	0.38[5]	-0.02[5]	0.92[5]	-0.56[5]	5
Year ended 3-31-2019	10.18	-7.24	1	0.38	1.44	0.43	1.39	71
Year ended 3-31-2018	11.87	15.03	1	0.38	1.30	0.40	1.28	10
Year ended 3-31-2017	10.58	13.10	1	0.38	1.15	0.42	1.11	24
Year ended 3-31-2016	9.46	-9.28	1	0.38	0.68	0.40	0.66	37
Year ended 3-31-2015	10.51	5.26	2	0.38	1.63	0.47	1.54	4

(5) Annualized.

(6) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(7) Class share is closed to investment.

(8) For the period from July 5, 2017 (commencement of operations of the class) through March 31, 2018.

(9) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2018.

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY MID CAP GROWTH FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 9-30-2019 (unaudited)	$25.28	$(0.07)	$ 1.35	$ 1.28	$—	$ —	$ —
Year ended 3-31-2019	23.99	(0.13)	3.56	3.43	—	(2.14)	(2.14)
Year ended 3-31-2018	20.81	(0.11)	5.11	5.00	—	(1.82)	(1.82)
Year ended 3-31-2017	18.96	(0.08)	2.71	2.63	—	(0.78)	(0.78)
Year ended 3-31-2016	23.43	(0.06)	(2.33)	(2.39)	—	(2.08)	(2.08)
Year ended 3-31-2015	23.45	(0.12)	2.49	2.37	—	(2.39)	(2.39)
Class B Shares[5]							
Six-month period ended 9-30-2019 (unaudited)	19.46	(0.14)	1.03	0.89	—	—	—
Year ended 3-31-2019	19.11	(0.27)	2.76	2.49	—	(2.14)	(2.14)
Year ended 3-31-2018	17.02	(0.23)	4.14	3.91	—	(1.82)	(1.82)
Year ended 3-31-2017	15.76	(0.20)	2.24	2.04	—	(0.78)	(0.78)
Year ended 3-31-2016	19.84	(0.19)	(1.96)	(2.15)	—	(1.93)	(1.93)
Year ended 3-31-2015	20.30	(0.25)	2.13	1.88	—	(2.34)	(2.34)
Class C Shares							
Six-month period ended 9-30-2019 (unaudited)	21.02	(0.14)	1.11	0.97	—	—	—
Year ended 3-31-2019	20.44	(0.26)	2.98	2.72	—	(2.14)	(2.14)
Year ended 3-31-2018	18.09	(0.24)	4.41	4.17	—	(1.82)	(1.82)
Year ended 3-31-2017	16.69	(0.20)	2.38	2.18	—	(0.78)	(0.78)
Year ended 3-31-2016	20.88	(0.19)	(2.07)	(2.26)	—	(1.93)	(1.93)
Year ended 3-31-2015	21.24	(0.26)	2.25	1.99	—	(2.35)	(2.35)
Class E Shares							
Six-month period ended 9-30-2019 (unaudited)	24.59	(0.08)	1.32	1.24	—	—	—
Year ended 3-31-2019	23.41	(0.14)	3.46	3.32	—	(2.14)	(2.14)
Year ended 3-31-2018	20.34	(0.11)	5.00	4.89	—	(1.82)	(1.82)
Year ended 3-31-2017	18.54	(0.09)	2.67	2.58	—	(0.78)	(0.78)
Year ended 3-31-2016	22.92	(0.08)	(2.29)	(2.37)	—	(2.01)	(2.01)
Year ended 3-31-2015	23.02	(0.19)	2.46	2.27	—	(2.37)	(2.37)
Class I Shares							
Six-month period ended 9-30-2019 (unaudited)	27.52	(0.02)	1.47	1.45	—	—	—
Year ended 3-31-2019	25.83	(0.04)	3.87	3.83	—	(2.14)	(2.14)
Year ended 3-31-2018	22.23	(0.05)	5.47	5.42	—	(1.82)	(1.82)
Year ended 3-31-2017	20.15	(0.03)	2.89	2.86	—	(0.78)	(0.78)
Year ended 3-31-2016	24.77	0.00*	(2.46)	(2.46)	—	(2.16)	(2.16)
Year ended 3-31-2015	24.60	(0.05)	2.63	2.58	—	(2.41)	(2.41)
Class N Shares							
Six-month period ended 9-30-2019 (unaudited)	27.76	(0.02)	1.48	1.46	—	—	—
Year ended 3-31-2019	26.02	(0.03)	3.91	3.88	—	(2.14)	(2.14)
Year ended 3-31-2018	22.35	(0.01)	5.50	5.49	—	(1.82)	(1.82)
Year ended 3-31-2017	20.22	0.00*	2.91	2.91	—	(0.78)	(0.78)
Year ended 3-31-2016	24.81	0.05	(2.48)	(2.43)	—	(2.16)	(2.16)
Year ended 3-31-2015[6]	24.38	(0.02)	2.84	2.82	—	(2.39)	(2.39)
Class R Shares							
Six-month period ended 9-30-2019 (unaudited)	24.51	(0.11)	1.30	1.19	—	—	—
Year ended 3-31-2019	23.40	(0.21)	3.46	3.25	—	(2.14)	(2.14)
Year ended 3-31-2018	20.40	(0.18)	5.00	4.82	—	(1.82)	(1.82)
Year ended 3-31-2017	18.65	(0.14)	2.67	2.53	—	(0.78)	(0.78)
Year ended 3-31-2016	23.08	(0.13)	(2.29)	(2.42)	—	(2.01)	(2.01)
Year ended 3-31-2015	23.18	(0.18)	2.45	2.27	—	(2.37)	(2.37)
Class Y Shares							
Six-month period ended 9-30-2019 (unaudited)	26.53	(0.07)	1.41	1.34	—	—	—
Year ended 3-31-2019	25.06	(0.13)	3.74	3.61	—	(2.14)	(2.14)
Year ended 3-31-2018	21.66	(0.10)	5.32	5.22	—	(1.82)	(1.82)
Year ended 3-31-2017	19.69	(0.08)	2.83	2.75	—	(0.78)	(0.78)
Year ended 3-31-2016	24.26	(0.06)	(2.41)	(2.47)	—	(2.10)	(2.10)
Year ended 3-31-2015	24.18	(0.11)	2.58	2.47	—	(2.39)	(2.39)

*   *Not shown due to rounding.*

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Loss to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 9-30-2019 (unaudited)	$26.56	5.02%	$ 1,674	1.21%[4]	-0.55%[4]	1.24%[4]	-0.58%[4]	9%
Year ended 3-31-2019	25.28	15.72	1,668	1.23	-0.53	1.25	-0.55	38
Year ended 3-31-2018	23.99	24.56	1,600	1.31[8]	-0.48	1.31	-0.48	26
Year ended 3-31-2017	20.81	13.99	428	1.31	-0.39	1.35	-0.43	14
Year ended 3-31-2016	18.96	-10.27	787	1.29	-0.30	—	—	38
Year ended 3-31-2015	23.43	10.73	1,025	1.28	-0.50	1.29	-0.51	35
Class B Shares[5]								
Six-month period ended 9-30-2019 (unaudited)	20.35	4.57	11	2.09[4]	-1.44[4]	2.14[4]	-1.49[4]	9
Year ended 3-31-2019	19.46	14.66	16	2.08	-1.38	2.10	-1.40	38
Year ended 3-31-2018	19.11	23.66	20	2.09	-1.26	—	—	26
Year ended 3-31-2017	17.02	13.07	17	2.10	-1.24	—	—	14
Year ended 3-31-2016	15.76	-10.95	19	2.05	-1.06	—	—	38
Year ended 3-31-2015	19.84	9.94	24	2.05	-1.26	—	—	35
Class C Shares								
Six-month period ended 9-30-2019 (unaudited)	21.99	4.62	187	1.96[4]	-1.29[4]	1.99[4]	-1.32[4]	9
Year ended 3-31-2019	21.02	14.90	207	1.94	-1.25	1.96	-1.27	38
Year ended 3-31-2018	20.44	23.64	203	2.02	-1.20	—	—	26
Year ended 3-31-2017	18.09	13.19	213	2.04	-1.16	—	—	14
Year ended 3-31-2016	16.69	-10.92	264	2.01	-1.02	—	—	38
Year ended 3-31-2015	20.88	10.00	343	2.01	-1.22	—	—	35
Class E Shares								
Six-month period ended 9-30-2019 (unaudited)	25.83	5.04	13	1.28[4]	-0.62[4]	1.45[4]	-0.79[4]	9
Year ended 3-31-2019	24.59	15.59	12	1.28	-0.59	1.47	-0.78	38
Year ended 3-31-2018	23.41	24.59	11	1.30	-0.48	1.57	-0.75	26
Year ended 3-31-2017	20.34	14.04	9	1.30	-0.47	1.65	-0.82	14
Year ended 3-31-2016	18.54	-10.41	7	1.41	-0.41	1.63	-0.63	38
Year ended 3-31-2015	22.92	10.46	7	1.60	-0.82	1.63	-0.85	35
Class I Shares								
Six-month period ended 9-30-2019 (unaudited)	28.97	5.27	2,276	0.79[4]	-0.13[4]	1.01[4]	-0.35[4]	9
Year ended 3-31-2019	27.52	16.12	2,250	0.85	-0.16	1.00	-0.31	38
Year ended 3-31-2018	25.83	24.89	1,869	1.03	-0.20	—	—	26
Year ended 3-31-2017	22.23	14.31	1,112	1.04	-0.15	—	—	14
Year ended 3-31-2016	20.15	-10.00	1,423	1.00	-0.01	—	—	38
Year ended 3-31-2015	24.77	11.09	2,933	0.99	-0.19	—	—	35
Class N Shares								
Six-month period ended 9-30-2019 (unaudited)	29.22	5.26	295	0.79[4]	-0.13[4]	0.86[4]	-0.20[4]	9
Year ended 3-31-2019	27.76	16.19	282	0.80	-0.11	0.85	-0.16	38
Year ended 3-31-2018	26.02	25.07	135	0.88	-0.05	—	—	26
Year ended 3-31-2017	22.35	14.51	65	0.87	-0.02	—	—	14
Year ended 3-31-2016	20.22	-9.85	77	0.85	0.24	—	—	38
Year ended 3-31-2015[6]	24.81	12.18	27	0.84[4]	-0.15[4]	—	—	35[7]
Class R Shares								
Six-month period ended 9-30-2019 (unaudited)	25.70	4.86	61	1.56[4]	-0.89[4]	1.59[4]	-0.92[4]	9
Year ended 3-31-2019	24.51	15.29	63	1.55	-0.86	1.57	-0.88	38
Year ended 3-31-2018	23.40	24.17	50	1.63	-0.80	—	—	26
Year ended 3-31-2017	20.40	13.68	55	1.62	-0.75	—	—	14
Year ended 3-31-2016	18.65	-10.55	71	1.60	-0.61	—	—	38
Year ended 3-31-2015	23.08	10.40	96	1.59	-0.80	—	—	35
Class Y Shares								
Six-month period ended 9-30-2019 (unaudited)	27.87	5.05	275	1.21[4]	-0.54[4]	1.24[4]	-0.57[4]	9
Year ended 3-31-2019	26.53	15.72	295	1.21	-0.51	1.23	-0.53	38
Year ended 3-31-2018	25.06	24.61	259	1.27	-0.44	—	—	26
Year ended 3-31-2017	21.66	14.08	321	1.26	-0.38	—	—	14
Year ended 3-31-2016	19.69	-10.26	471	1.24	-0.25	—	—	38
Year ended 3-31-2015	24.26	10.82	706	1.23	-0.44	—	—	35

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(6) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(7) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

(8) Expense ratio based on the period excluding reorganization expenses was 1.30%.

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY MID CAP INCOME OPPORTUNITIES FUND

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 9-30-2019 (unaudited)	$13.98	$ 0.12	$0.88	$ 1.00	$ (0.10)	$ —	$ (0.10)
Year ended 3-31-2019	13.76	0.21	0.51	0.72	(0.20)	(0.30)	(0.50)
Year ended 3-31-2018	12.68	0.18	1.08	1.26	(0.18)	—	(0.18)
Year ended 3-31-2017	10.93	0.15	1.71	1.86	(0.11)	—	(0.11)
Year ended 3-31-2016	11.10	0.15	(0.15)	0.00*	(0.15)	(0.02)	(0.17)
Year ended 3-31-2015[5]	10.00	0.10	1.05	1.15	(0.05)	—*	(0.05)
Class C Shares							
Six-month period ended 9-30-2019 (unaudited)	13.92	0.06	0.88	0.94	(0.05)	—	(0.05)
Year ended 3-31-2019	13.70	0.11	0.51	0.62	(0.10)	(0.30)	(0.40)
Year ended 3-31-2018	12.62	0.08	1.08	1.16	(0.08)	—	(0.08)
Year ended 3-31-2017	10.91	0.07	1.70	1.77	(0.06)	—	(0.06)
Year ended 3-31-2016	11.10	0.08	(0.16)	(0.08)	(0.09)	(0.02)	(0.11)
Year ended 3-31-2015[5]	10.00	0.05	1.07	1.12	(0.02)	—*	(0.02)
Class E Shares							
Six-month period ended 9-30-2019 (unaudited)	13.99	0.13	0.88	1.01	(0.11)	—	(0.11)
Year ended 3-31-2019	13.77	0.24	0.50	0.74	(0.22)	(0.30)	(0.52)
Year ended 3-31-2018	12.68	0.20	1.09	1.29	(0.20)	—	(0.20)
Year ended 3-31-2017	10.93	0.18	1.70	1.88	(0.13)	—	(0.13)
Year ended 3-31-2016	11.11	0.16	(0.16)	0.00*	(0.16)	(0.02)	(0.18)
Year ended 3-31-2015[5]	10.00	0.09	1.07	1.16	(0.05)	—*	(0.05)
Class I Shares							
Six-month period ended 9-30-2019 (unaudited)	14.00	0.15	0.88	1.03	(0.13)	—	(0.13)
Year ended 3-31-2019	13.78	0.25	0.51	0.76	(0.24)	(0.30)	(0.54)
Year ended 3-31-2018	12.70	0.21	1.09	1.30	(0.22)	—	(0.22)
Year ended 3-31-2017	10.94	0.19	1.72	1.91	(0.15)	—	(0.15)
Year ended 3-31-2016	11.11	0.19	(0.16)	0.03	(0.18)	(0.02)	(0.20)
Year ended 3-31-2015[5]	10.00	0.10	1.08	1.18	(0.07)	—*	(0.07)
Class N Shares							
Six-month period ended 9-30-2019 (unaudited)	14.01	0.15	0.88	1.03	(0.13)	—	(0.13)
Year ended 3-31-2019	13.78	0.27	0.52	0.79	(0.26)	(0.30)	(0.56)
Year ended 3-31-2018	12.70	0.23	1.09	1.32	(0.24)	—	(0.24)
Year ended 3-31-2017	10.94	0.20	1.71	1.91	(0.15)	—	(0.15)
Year ended 3-31-2016	11.11	0.19	(0.16)	0.03	(0.18)	(0.02)	(0.20)
Year ended 3-31-2015[5]	10.00	0.10	1.08	1.18	(0.07)	—*	(0.07)
Class R Shares							
Six-month period ended 9-30-2019 (unaudited)	13.96	0.09	0.88	0.97	(0.08)	—	(0.08)
Year ended 3-31-2019	13.74	0.17	0.51	0.68	(0.16)	(0.30)	(0.46)
Year ended 3-31-2018	12.65	0.13	1.09	1.22	(0.13)	—	(0.13)
Year ended 3-31-2017	10.92	0.12	1.69	1.81	(0.08)	—	(0.08)
Year ended 3-31-2016	11.10	0.11	(0.16)	(0.05)	(0.11)	(0.02)	(0.13)
Year ended 3-31-2015[5]	10.00	0.06	1.07	1.13	(0.03)	—*	(0.03)
Class Y Shares							
Six-month period ended 9-30-2019 (unaudited)	13.98	0.12	0.88	1.00	(0.10)	—	(0.10)
Year ended 3-31-2019	13.76	0.22	0.50	0.72	(0.20)	(0.30)	(0.50)
Year ended 3-31-2018	12.68	0.18	1.08	1.26	(0.18)	—	(0.18)
Year ended 3-31-2017	10.93	0.15	1.71	1.86	(0.11)	—	(0.11)
Year ended 3-31-2016	11.11	0.16	(0.17)	(0.01)	(0.15)	(0.02)	(0.17)
Year ended 3-31-2015[5]	10.00	0.09	1.07	1.16	(0.05)	—*	(0.05)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) For the period from October 1, 2014 (commencement of operations of the class) through March 31, 2015.

(6) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

(7) Expense ratio based on the period excluding reorganization expenses was 1.31%.

(8) Expense ratio based on the period excluding reorganization expenses was 1.16%.

(9) Expense ratio based on the period excluding reorganization expenses was 2.03%.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 9-30-2019 (unaudited)	$14.88	7.16%	$ 156	1.28%[4]	1.60%[4]	1.36%[4]	1.52%[4]	7%
Year ended 3-31-2019	13.98	5.37	135	1.35	1.51	1.37	1.49	17
Year ended 3-31-2018	13.76	9.98	103	1.35	1.34	1.40	1.29	42
Year ended 3-31-2017	12.68	17.10	119	1.35	1.27	1.45	1.17	28
Year ended 3-31-2016	10.93	0.06	95	1.35[7]	1.44	1.66	1.13	26
Year ended 3-31-2015[5]	11.10	11.56	43	1.35[4][8]	1.83[4]	1.60[4]	1.58[4]	10[6]
Class C Shares								
Six-month period ended 9-30-2019 (unaudited)	14.81	6.73	19	2.02[4]	0.86[4]	2.10[4]	0.78[4]	7
Year ended 3-31-2019	13.92	4.58	17	2.07	0.79	2.12	0.74	17
Year ended 3-31-2018	13.70	9.30	11	2.07	0.63	2.17	0.53	42
Year ended 3-31-2017	12.62	16.19	15	2.07	0.51	2.13	0.45	28
Year ended 3-31-2016	10.91	-0.70	5	2.07[9]	0.72	2.28	0.51	26
Year ended 3-31-2015[5]	11.10	11.26	3	2.07[4][10]	0.98[4]	2.22[4]	0.83[4]	10[6]
Class E Shares								
Six-month period ended 9-30-2019 (unaudited)	14.89	7.26	3	1.09[4]	1.78[4]	1.17[4]	1.70[4]	7
Year ended 3-31-2019	13.99	5.54	3	1.18	1.69	—	—	17
Year ended 3-31-2018	13.77	10.25	3	1.18	1.50	—	—	42
Year ended 3-31-2017	12.68	17.21	3	1.23	1.47	—	—	28
Year ended 3-31-2016	10.93	0.01	2	1.30[11]	1.50	1.41	1.39	26
Year ended 3-31-2015[5]	11.11	11.68	2	1.30[4][12]	1.70[4]	1.42[4]	1.58[4]	10[6]
Class I Shares								
Six-month period ended 9-30-2019 (unaudited)	14.90	7.37	526	0.85[4]	2.03[4]	1.09[4]	1.79[4]	7
Year ended 3-31-2019	14.00	5.67	431	1.05	1.81	1.09	1.77	17
Year ended 3-31-2018	13.78	10.30	166	1.05	1.62	1.12	1.55	42
Year ended 3-31-2017	12.70	17.49	174	1.04	1.49	1.11	1.42	28
Year ended 3-31-2016	10.94	0.28	8	1.05[13]	1.76	1.30	1.51	26
Year ended 3-31-2015[5]	11.11	11.81	9	1.05[4][14]	1.97[4]	1.32[4]	1.70[4]	10[6]
Class N Shares								
Six-month period ended 9-30-2019 (unaudited)	14.91	7.38	71	0.84[4]	2.04[4]	0.94[4]	1.94[4]	7
Year ended 3-31-2019	14.01	5.85	60	0.94	1.92	—	—	17
Year ended 3-31-2018	13.78	10.43	48	0.95	1.70	—	—	42
Year ended 3-31-2017	12.70	17.54	5	0.98	1.65	—	—	28
Year ended 3-31-2016	10.94	0.28	3	1.05[15]	1.75	1.16	1.64	26
Year ended 3-31-2015[5]	11.11	11.81	3	1.05[4][16]	1.97[4]	1.18[4]	1.84[4]	10[6]
Class R Shares								
Six-month period ended 9-30-2019 (unaudited)	14.85	6.94	3	1.59[4]	1.28[4]	1.67[4]	1.20[4]	7
Year ended 3-31-2019	13.96	5.05	3	1.67	1.19	—	—	17
Year ended 3-31-2018	13.74	9.66	3	1.68	1.00	—	—	42
Year ended 3-31-2017	12.65	16.58	3	1.73	0.97	—	—	28
Year ended 3-31-2016	10.92	-0.41	2	1.80[17]	1.00	1.91	0.89	26
Year ended 3-31-2015[5]	11.10	11.38	2	1.80[4][18]	1.20[4]	1.92[4]	1.08[4]	10[6]
Class Y Shares								
Six-month period ended 9-30-2019 (unaudited)	14.88	7.10	17	1.27[4]	1.61[4]	1.35[4]	1.53[4]	7
Year ended 3-31-2019	13.98	5.45	14	1.33	1.54	—	—	17
Year ended 3-31-2018	13.76	9.99	6	1.35	1.33	1.36	1.32	42
Year ended 3-31-2017	12.68	17.10	8	1.35	1.28	1.37	1.26	28
Year ended 3-31-2016	10.93	-0.03	5	1.35[19]	1.46	1.58	1.23	26
Year ended 3-31-2015[5]	11.11	11.66	4	1.35[4][20]	1.73[4]	1.57[4]	1.51[4]	10[6]

(10) *Expense ratio based on the period excluding reorganization expenses was 1.88%.*

(11) *Expense ratio based on the period excluding reorganization expenses was 1.26%.*

(12) *Expense ratio based on the period excluding reorganization expenses was 1.11%.*

(13) *Expense ratio based on the period excluding reorganization expenses was 1.01%.*

(14) *Expense ratio based on the period excluding reorganization expenses was 0.86%.*

(15) *Expense ratio based on the period excluding reorganization expenses was 1.76%.*

(16) *Expense ratio based on the period excluding reorganization expenses was 1.61%.*

(17) *Expense ratio based on the period excluding reorganization expenses was 1.01%.*

(18) *Expense ratio based on the period excluding reorganization expenses was 0.86%.*

(19) *Expense ratio based on the period excluding reorganization expenses was 1.31%.*

(20) *Expense ratio based on the period excluding reorganization expenses was 1.16%.*

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY MUNICIPAL BOND FUND

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 9-30-2019 (unaudited)	$ 11.70	$ 0.18	$ 0.14	$ 0.32	$ (0.18)	$—	$ (0.18)
Year ended 3-31-2019	11.72	0.40	(0.03)	0.37	(0.39)	—	(0.39)
Year ended 3-31-2018	11.82	0.42	(0.15)	0.27	(0.37)	—	(0.37)
Year ended 3-31-2017	12.13	0.28	(0.31)	(0.03)	(0.28)	—	(0.28)
Year ended 3-31-2016	12.07	0.28	0.06	0.34	(0.28)	—	(0.28)
Year ended 3-31-2015	11.74	0.31	0.33	0.64	(0.31)	—	(0.31)
Class B Shares[5]							
Six-month period ended 9-30-2019 (unaudited)	11.70	0.13	0.13	0.26	(0.12)	—	(0.12)
Year ended 3-31-2019	11.72	0.31	(0.02)	0.29	(0.31)	—	(0.31)
Year ended 3-31-2018	11.82	0.29	(0.13)	0.16	(0.26)	—	(0.26)
Year ended 3-31-2017	12.13	0.19	(0.31)	(0.12)	(0.19)	—	(0.19)
Year ended 3-31-2016	12.07	0.19	0.06	0.25	(0.19)	—	(0.19)
Year ended 3-31-2015	11.74	0.22	0.33	0.55	(0.22)	—	(0.22)
Class C Shares							
Six-month period ended 9-30-2019 (unaudited)	11.70	0.13	0.13	0.26	(0.12)	—	(0.12)
Year ended 3-31-2019	11.72	0.30	(0.01)	0.29	(0.31)	—	(0.31)
Year ended 3-31-2018	11.82	0.29	(0.13)	0.16	(0.26)	—	(0.26)
Year ended 3-31-2017	12.13	0.19	(0.31)	(0.12)	(0.19)	—	(0.19)
Year ended 3-31-2016	12.07	0.19	0.06	0.25	(0.19)	—	(0.19)
Year ended 3-31-2015	11.74	0.22	0.33	0.55	(0.22)	—	(0.22)
Class I Shares							
Six-month period ended 9-30-2019 (unaudited)	11.70	0.19	0.13	0.32	(0.18)	—	(0.18)
Year ended 3-31-2019	11.72	0.42	(0.02)	0.40	(0.42)	—	(0.42)
Year ended 3-31-2018	11.82	0.43	(0.15)	0.28	(0.38)	—	(0.38)
Year ended 3-31-2017	12.13	0.31	(0.32)	(0.01)	(0.30)	—	(0.30)
Year ended 3-31-2016	12.07	0.31	0.05	0.36	(0.30)	—	(0.30)
Year ended 3-31-2015	11.74	0.33	0.34	0.67	(0.34)	—	(0.34)
Class N Shares							
Six-month period ended 9-30-2019 (unaudited)	11.70	0.19	0.14	0.33	(0.19)	—	(0.19)
Year ended 3-31-2019	11.72	0.43	(0.02)	0.41	(0.43)	—	(0.43)
Year ended 3-31-2018[6]	11.90	0.33	(0.21)	0.12	(0.30)	—	(0.30)
Class Y Shares							
Six-month period ended 9-30-2019 (unaudited)	11.70	0.18	0.14	0.32	(0.18)	—	(0.18)
Year ended 3-31-2019	11.72	0.40	(0.02)	0.38	(0.40)	—	(0.40)
Year ended 3-31-2018	11.82	0.38	(0.12)	0.26	(0.36)	—	(0.36)
Year ended 3-31-2017	12.13	0.28	(0.31)	(0.03)	(0.28)	—	(0.28)
Year ended 3-31-2016	12.07	0.28	0.06	0.34	(0.28)	—	(0.28)
Year ended 3-31-2015	11.74	0.31	0.33	0.64	(0.31)	—	(0.31)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended								
9-30-2019 (unaudited)	$ 11.84	2.72%	$469	0.84%[4]	3.03%[4]	0.92%[4]	2.95%[4]	10%
Year ended 3-31-2019	11.70	3.28	476	0.84	3.38	0.90	3.32	7
Year ended 3-31-2018	11.72	2.28	523	0.87[8]	3.52	0.92	3.47	0
Year ended 3-31-2017	11.82	-0.26	68	0.98	2.28	—	—	14
Year ended 3-31-2016	12.13	2.87	184	0.99	2.35	—	—	4
Year ended 3-31-2015	12.07	5.51	148	1.01	2.60	—	—	8
Class B Shares[5]								
Six-month period ended								
9-30-2019 (unaudited)	11.84	2.26	1	1.75[4]	2.13[4]	—	—	10
Year ended 3-31-2019	11.70	2.56	1	1.64	2.60	—	—	7
Year ended 3-31-2018	11.72	1.38	2	1.74	2.44	—	—	0
Year ended 3-31-2017	11.82	-1.02	2	1.74	1.56	—	—	14
Year ended 3-31-2016	12.13	2.11	2	1.73	1.62	—	—	4
Year ended 3-31-2015	12.07	4.71	2	1.77	1.87	—	—	8
Class C Shares								
Six-month period ended								
9-30-2019 (unaudited)	11.84	2.27	17	1.72[4]	2.15[4]	—	—	10
Year ended 3-31-2019	11.70	2.50	19	1.70	2.53	—	—	7
Year ended 3-31-2018	11.72	1.39	24	1.74	2.46	—	—	0
Year ended 3-31-2017	11.82	-1.01	25	1.73	1.57	—	—	14
Year ended 3-31-2016	12.13	2.12	31	1.73	1.61	—	—	4
Year ended 3-31-2015	12.07	4.72	24	1.76	1.86	—	—	8
Class I Shares								
Six-month period ended								
9-30-2019 (unaudited)	11.84	2.79	310	0.70[4]	3.17[4]	0.75[4]	3.12[4]	10
Year ended 3-31-2019	11.70	3.53	315	0.70	3.52	0.73	3.49	7
Year ended 3-31-2018	11.72	2.36	326	0.75[9]	3.58	0.75	3.58	0
Year ended 3-31-2017	11.82	-0.08	96	0.79	2.56	—	—	14
Year ended 3-31-2016	12.13	3.09	9	0.78	2.55	—	—	4
Year ended 3-31-2015	12.07	5.73	5	0.80	2.75	—	—	8
Class N Shares								
Six-month period ended								
9-30-2019 (unaudited)	11.84	2.85	1	0.61[4]	3.25[4]	—	—	10
Year ended 3-31-2019	11.70	3.62	1	0.59	3.62	—	—	7
Year ended 3-31-2018[6]	11.72	1.09	1	0.60[4]	3.74[4]	—	—	0[7]
Class Y Shares								
Six-month period ended								
9-30-2019 (unaudited)	11.84	2.72	1	0.84[4]	3.04[4]	1.00[4]	2.88[4]	10
Year ended 3-31-2019	11.70	3.35	1	0.84	3.37	0.97	3.24	7
Year ended 3-31-2018	11.72	2.23	1	0.90[8]	3.22	1.02	3.10	0
Year ended 3-31-2017	11.82	-0.26	1	0.98	2.33	1.03	2.28	14
Year ended 3-31-2016	12.13	2.87	1	0.99	2.35	1.03	2.31	4
Year ended 3-31-2015	12.07	5.52	1	1.01	2.60	1.05	2.56	8

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(6) For the period from July 5, 2017 (commencement of operations of the class) through March 31, 2018.

(7) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2018.

(8) Expense ratio based on the period excluding reorganization expenses was 0.86%.

(9) Expense ratio based on the period excluding reorganization expenses was 0.74%.

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY MUNICIPAL HIGH INCOME FUND

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 9-30-2019 (unaudited)	$5.02	$ 0.10	$ 0.04	$ 0.14	$(0.09)	$—	$(0.09)
Year ended 3-31-2019	5.05	0.22	(0.03)	0.19	(0.22)	—	(0.22)
Year ended 3-31-2018	5.09	0.16	0.00*	0.16	(0.20)	—*	(0.20)
Year ended 3-31-2017	5.28	0.23	(0.19)	0.04	(0.23)	—	(0.23)
Year ended 3-31-2016	5.31	0.22	(0.03)	0.19	(0.22)	—	(0.22)
Year ended 3-31-2015	5.03	0.23	0.28	0.51	(0.23)	—	(0.23)
Class B Shares[5]							
Six-month period ended 9-30-2019 (unaudited)	5.02	0.08	0.05	0.13	(0.08)	—	(0.08)
Year ended 3-31-2019	5.05	0.18	(0.03)	0.15	(0.18)	—	(0.18)
Year ended 3-31-2018	5.09	0.18	(0.05)	0.13	(0.17)	—*	(0.17)
Year ended 3-31-2017	5.28	0.19	(0.19)	0.00*	(0.19)	—	(0.19)
Year ended 3-31-2016	5.31	0.18	(0.03)	0.15	(0.18)	—	(0.18)
Year ended 3-31-2015	5.03	0.19	0.28	0.47	(0.19)	—	(0.19)
Class C Shares							
Six-month period ended 9-30-2019 (unaudited)	5.02	0.08	0.05	0.13	(0.08)	—	(0.08)
Year ended 3-31-2019	5.05	0.18	(0.03)	0.15	(0.18)	—	(0.18)
Year ended 3-31-2018	5.09	0.19	(0.06)	0.13	(0.17)	—*	(0.17)
Year ended 3-31-2017	5.28	0.19	(0.19)	0.00*	(0.19)	—	(0.19)
Year ended 3-31-2016	5.31	0.18	(0.03)	0.15	(0.18)	—	(0.18)
Year ended 3-31-2015	5.03	0.19	0.28	0.47	(0.19)	—	(0.19)
Class I Shares							
Six-month period ended 9-30-2019 (unaudited)	5.02	0.10	0.05	0.15	(0.10)	—	(0.10)
Year ended 3-31-2019	5.05	0.23	(0.03)	0.20	(0.23)	—	(0.23)
Year ended 3-31-2018	5.09	0.23	(0.06)	0.17	(0.21)	—*	(0.21)
Year ended 3-31-2017	5.28	0.24	(0.19)	0.05	(0.24)	—	(0.24)
Year ended 3-31-2016	5.31	0.23	(0.03)	0.20	(0.23)	—	(0.23)
Year ended 3-31-2015	5.03	0.24	0.28	0.52	(0.24)	—	(0.24)
Class N Shares							
Six-month period ended 9-30-2019 (unaudited)	5.02	0.10	0.05	0.15	(0.10)	—	(0.10)
Year ended 3-31-2019	5.05	0.23	(0.03)	0.20	(0.23)	—	(0.23)
Year ended 3-31-2018[6]	5.11	0.17	(0.07)	0.10	(0.16)	—*	(0.16)
Class Y Shares							
Six-month period ended 9-30-2019 (unaudited)	5.02	0.10	0.04	0.14	(0.09)	—	(0.09)
Year ended 3-31-2019	5.05	0.22	(0.03)	0.19	(0.22)	—	(0.22)
Year ended 3-31-2018	5.09	0.23	(0.07)	0.16	(0.20)	—*	(0.20)
Year ended 3-31-2017	5.28	0.23	(0.19)	0.04	(0.23)	—	(0.23)
Year ended 3-31-2016	5.31	0.22	(0.03)	0.19	(0.22)	—	(0.22)
Year ended 3-31-2015	5.03	0.23	0.28	0.51	(0.23)	—	(0.23)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended								
9-30-2019 (unaudited)	$5.07	2.90%	$664	0.89%[4]	3.82%[4]	—%	—%	8%
Year ended 3-31-2019	5.02	3.76	665	0.87	4.32	—	—	10
Year ended 3-31-2018	5.05	3.35	732	0.88	3.17	—	—	3
Year ended 3-31-2017	5.09	0.65	235	0.87	4.27	—	—	8
Year ended 3-31-2016	5.28	3.61	389	0.86	4.19	0.88	4.17	4
Year ended 3-31-2015	5.31	10.29	377	0.85	4.46	0.87	4.44	9
Class B Shares[5]								
Six-month period ended								
9-30-2019 (unaudited)	5.07	2.52	5	1.62[4]	3.10[4]	1.74[4]	2.98[4]	8
Year ended 3-31-2019	5.02	3.06	6	1.58	3.64	1.58	3.64	10
Year ended 3-31-2018	5.05	2.57	9	1.62	3.63	1.72	3.53	3
Year ended 3-31-2017	5.09	-0.11	11	1.62	3.52	1.63	3.51	8
Year ended 3-31-2016	5.28	2.84	14	1.62	3.43	1.64	3.41	4
Year ended 3-31-2015	5.31	9.44	15	1.62	3.69	1.64	3.67	9
Class C Shares								
Six-month period ended								
9-30-2019 (unaudited)	5.07	2.54	93	1.58[4]	3.14[4]	1.66[4]	3.06[4]	8
Year ended 3-31-2019	5.02	3.06	106	1.58	3.63	1.63	3.58	10
Year ended 3-31-2018	5.05	2.61	143	1.58	3.67	1.64	3.61	3
Year ended 3-31-2017	5.09	-0.07	182	1.58	3.56	1.60	3.54	8
Year ended 3-31-2016	5.28	2.87	237	1.58	3.47	1.60	3.45	4
Year ended 3-31-2015	5.31	9.50	238	1.58	3.72	1.60	3.70	9
Class I Shares								
Six-month period ended								
9-30-2019 (unaudited)	5.07	3.04	419	0.61[4]	4.10[4]	0.73[4]	3.98[4]	8
Year ended 3-31-2019	5.02	4.04	413	0.64	4.57	0.71	4.50	10
Year ended 3-31-2018	5.05	3.56	520	0.68[8]	4.49	0.72	4.45	3
Year ended 3-31-2017	5.09	0.84	617	0.68	4.46	0.69	4.45	8
Year ended 3-31-2016	5.28	3.80	701	0.67	4.38	0.69	4.36	4
Year ended 3-31-2015	5.31	10.50	703	0.68	4.62	0.70	4.60	9
Class N Shares								
Six-month period ended								
9-30-2019 (unaudited)	5.07	3.06	1	0.60[4]	4.09[4]	—	—	8
Year ended 3-31-2019	5.02	4.13	1	0.57	4.56	—	—	10
Year ended 3-31-2018[6]	5.05	2.07	—*	0.58[4]	4.55[4]	—	—	3[7]
Class Y Shares								
Six-month period ended								
9-30-2019 (unaudited)	5.07	2.90	6	0.89[4]	3.80[4]	0.99[4]	3.70[4]	8
Year ended 3-31-2019	5.02	3.79	7	0.87	4.36	0.96	4.27	10
Year ended 3-31-2018	5.05	3.35	10	0.88	4.44	0.98	4.34	3
Year ended 3-31-2017	5.09	0.65	15	0.86	4.28	0.95	4.19	8
Year ended 3-31-2016	5.28	3.60	21	0.86	4.19	0.95	4.10	4
Year ended 3-31-2015	5.31	10.35	21	0.85	4.39	0.95	4.29	9

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(6) For the period from July 5, 2017 (commencement of operations of the class) through March 31, 2018.

(7) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2018.

(8) Expense ratio based on the period excluding reorganization expenses was 0.67%.

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY PZENA INTERNATIONAL VALUE FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 9-30-2019 (unaudited)	$14.93	$ 0.24	$(0.50)	$(0.26)	$ —	$ —	$ —
Year ended 3-31-2019	18.08	0.16	(1.33)	(1.17)	(0.07)	(1.91)	(1.98)
Year ended 3-31-2018	17.15	0.08	1.00	1.08	(0.15)	—	(0.15)
Year ended 3-31-2017	14.33	0.14	2.74	2.88	(0.06)	—	(0.06)
Year ended 3-31-2016	16.52	0.13	(2.19)	(2.06)	(0.13)	—	(0.13)
Year ended 3-31-2015	17.96	0.04	(1.48)	(1.44)	—	—	—
Class B Shares[5]							
Six-month period ended 9-30-2019 (unaudited)	13.16	0.09	(0.45)	(0.36)	—	—	—
Year ended 3-31-2019	16.34	(0.11)	(1.20)	(1.31)	—	(1.87)	(1.87)
Year ended 3-31-2018	15.58	(0.14)	0.90	0.76	—	—	—
Year ended 3-31-2017	13.15	(0.07)	2.50	2.43	—	—	—
Year ended 3-31-2016	15.20	(0.04)	(2.01)	(2.05)	—	—	—
Year ended 3-31-2015	16.72	(0.15)	(1.37)	(1.52)	—	—	—
Class C Shares							
Six-month period ended 9-30-2019 (unaudited)	13.89	0.18	(0.46)	(0.28)	—	—	—
Year ended 3-31-2019	16.99	0.06	(1.25)	(1.19)	—	(1.91)	(1.91)
Year ended 3-31-2018	16.12	(0.03)	0.94	0.91	(0.04)	—	(0.04)
Year ended 3-31-2017	13.50	0.03	2.59	2.62	—	—	—
Year ended 3-31-2016	15.56	0.04	(2.06)	(2.02)	(0.04)	—	(0.04)
Year ended 3-31-2015	17.03	(0.07)	(1.40)	(1.47)	—	—	—
Class I Shares							
Six-month period ended 9-30-2019 (unaudited)	15.30	0.28	(0.51)	(0.23)	—	—	—
Year ended 3-31-2019	18.48	0.24	(1.37)	(1.13)	(0.14)	(1.91)	(2.05)
Year ended 3-31-2018	17.53	0.17	1.01	1.18	(0.23)	—	(0.23)
Year ended 3-31-2017	14.64	0.16	2.87	3.03	(0.14)	—	(0.14)
Year ended 3-31-2016	16.94	0.21	(2.25)	(2.04)	(0.26)	—	(0.26)
Year ended 3-31-2015	18.33	0.12	(1.51)	(1.39)	—	—	—
Class N Shares							
Six-month period ended 9-30-2019 (unaudited)	15.34	0.30	(0.52)	(0.22)	—	—	—
Year ended 3-31-2019	18.53	0.28	(1.39)	(1.11)	(0.17)	(1.91)	(2.08)
Year ended 3-31-2018	17.57	0.21	1.01	1.22	(0.26)	—	(0.26)
Year ended 3-31-2017	14.68	0.22	2.83	3.05	(0.16)	—	(0.16)
Year ended 3-31-2016	16.95	0.24	(2.25)	(2.01)	(0.26)	—	(0.26)
Year ended 3-31-2015[6]	18.57	0.08	(1.70)	(1.62)	—	—	—
Class R Shares							
Six-month period ended 9-30-2019 (unaudited)	14.90	0.23	(0.50)	(0.27)	—	—	—
Year ended 3-31-2019	18.05	0.14	(1.33)	(1.19)	(0.05)	(1.91)	(1.96)
Year ended 3-31-2018	17.13	0.06	0.99	1.05	(0.13)	—	(0.13)
Year ended 3-31-2017	14.32	0.10	2.76	2.86	(0.05)	—	(0.05)
Year ended 3-31-2016	16.47	0.11	(2.17)	(2.06)	(0.09)	—	(0.09)
Year ended 3-31-2015	17.94	0.02	(1.49)	(1.47)	—	—	—
Class Y Shares							
Six-month period ended 9-30-2019 (unaudited)	15.16	0.26	(0.51)	(0.25)	—	—	—
Year ended 3-31-2019	18.33	0.20	(1.36)	(1.16)	(0.10)	(1.91)	(2.01)
Year ended 3-31-2018	17.39	0.12	1.01	1.13	(0.19)	—	(0.19)
Year ended 3-31-2017	14.53	0.16	2.80	2.96	(0.10)	—	(0.10)
Year ended 3-31-2016	16.77	0.17	(2.23)	(2.06)	(0.18)	—	(0.18)
Year ended 3-31-2015	18.20	0.07	(1.50)	(1.43)	—	—	—

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(6) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(7) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 9-30-2019 (unaudited)	$14.67	-1.74%	$ 65	1.59%[4]	3.31%[4]	1.80%[4]	3.10%[4]	13%
Year ended 3-31-2019	14.93	-6.19	75	1.55	0.99	1.75	0.79	85
Year ended 3-31-2018	18.08	6.30	96	1.59	0.47	1.75	0.31	33
Year ended 3-31-2017	17.15	20.10	98	1.65	0.91	1.81	0.75	51
Year ended 3-31-2016	14.33	-12.51	192	1.60	0.86	1.75	0.71	18
Year ended 3-31-2015	16.52	-8.02	288	1.56	0.24	1.70	0.10	28
Class B Shares[5]								
Six-month period ended 9-30-2019 (unaudited)	12.80	-2.74	—*	3.55[4]	1.41[4]	3.76[4]	1.20[4]	13
Year ended 3-31-2019	13.16	-7.75	—*	3.19	-0.68	3.39	-0.88	85
Year ended 3-31-2018	16.34	4.88	1	2.96	-0.86	3.12	-1.02	33
Year ended 3-31-2017	15.58	18.48	1	2.94	-0.53	3.10	-0.69	51
Year ended 3-31-2016	13.15	-13.49	1	2.77	-0.30	2.92	-0.45	18
Year ended 3-31-2015	15.20	-9.09	2	2.73	-0.91	2.87	-1.05	28
Class C Shares								
Six-month period ended 9-30-2019 (unaudited)	13.61	-2.02	2	2.23[4]	2.68[4]	2.44[4]	2.47[4]	13
Year ended 3-31-2019	13.89	-6.74	2	2.13	0.39	2.33	0.19	85
Year ended 3-31-2018	16.99	5.65	3	2.19	-0.18	2.35	-0.34	33
Year ended 3-31-2017	16.12	19.41	14	2.21	0.19	2.37	0.03	51
Year ended 3-31-2016	13.50	-12.98	15	2.20	0.25	2.35	0.10	18
Year ended 3-31-2015	15.56	-8.63	19	2.19	-0.39	2.33	-0.53	28
Class I Shares								
Six-month period ended 9-30-2019 (unaudited)	15.07	-1.50	97	1.13[4]	3.70[4]	1.34[4]	3.49[4]	13
Year ended 3-31-2019	15.30	-5.79	95	1.12	1.43	1.32	1.23	85
Year ended 3-31-2018	18.48	6.73	77	1.16	0.91	1.32	0.75	33
Year ended 3-31-2017	17.53	20.70	96	1.17	0.96	1.33	0.80	51
Year ended 3-31-2016	14.64	-12.11	4	1.14	1.32	1.29	1.17	18
Year ended 3-31-2015	16.94	-7.58	5	1.12	0.64	1.26	0.50	28
Class N Shares								
Six-month period ended 9-30-2019 (unaudited)	15.12	-1.43	103	0.95[4]	3.91[4]	1.16[4]	3.70[4]	13
Year ended 3-31-2019	15.34	-5.66	105	0.91	1.72	1.11	1.52	85
Year ended 3-31-2018	18.53	6.94	—*	0.99	1.18	1.15	1.02	33
Year ended 3-31-2017	17.57	20.81	1	1.00	1.41	1.16	1.25	51
Year ended 3-31-2016	14.68	-11.92	1	0.98	1.48	1.13	1.33	18
Year ended 3-31-2015[6]	16.95	-8.72	1	0.95[4]	0.72[4]	1.09[4]	0.58[4]	28[7]
Class R Shares								
Six-month period ended 9-30-2019 (unaudited)	14.63	-1.81	—*	1.69[4]	3.18[4]	1.90[4]	2.97[4]	13
Year ended 3-31-2019	14.90	-6.33	—*	1.69	0.85	1.89	0.65	85
Year ended 3-31-2018	18.05	6.13	—*	1.72	0.32	1.88	0.16	33
Year ended 3-31-2017	17.13	19.96	—*	1.75	0.64	1.91	0.48	51
Year ended 3-31-2016	14.32	-12.53	—*	1.73	0.73	1.88	0.58	18
Year ended 3-31-2015	16.47	-8.19	—*	1.72	0.09	1.86	-0.05	28
Class Y Shares								
Six-month period ended 9-30-2019 (unaudited)	14.91	-1.65	1	1.47[4]	3.46[4]	1.68[4]	3.25[4]	13
Year ended 3-31-2019	15.16	-6.04	2	1.36	1.17	1.56	0.97	85
Year ended 3-31-2018	18.33	6.48	2	1.39	0.66	1.55	0.50	33
Year ended 3-31-2017	17.39	20.38	2	1.41	1.00	1.57	0.84	51
Year ended 3-31-2016	14.53	-12.32	2	1.40	1.13	1.55	0.98	18
Year ended 3-31-2015	16.77	-7.86	3	1.38	0.41	1.52	0.27	28

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY SECURIAN CORE BOND FUND

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 9-30-2019 (unaudited)	$10.66	$ 0.14	$ 0.39	$ 0.53	$ (0.15)	$—	$ (0.15)
Year ended 3-31-2019	10.57	0.32	0.09	0.41	(0.32)	—	(0.32)
Year ended 3-31-2018	10.62	0.28	(0.04)	0.24	(0.29)	—	(0.29)
Year ended 3-31-2017	10.54	0.24	0.11	0.35	(0.27)	—	(0.27)
Year ended 3-31-2016	10.78	0.24	(0.22)	0.02	(0.26)	—	(0.26)
Year ended 3-31-2015	10.46	0.23	0.35	0.58	(0.26)	—	(0.26)
Class B Shares[5]							
Six-month period ended 9-30-2019 (unaudited)	10.66	0.09	0.38	0.47	(0.09)	—	(0.09)
Year ended 3-31-2019	10.57	0.23	0.09	0.32	(0.23)	—	(0.23)
Year ended 3-31-2018	10.62	0.18	(0.04)	0.14	(0.19)	—	(0.19)
Year ended 3-31-2017	10.54	0.14	0.10	0.24	(0.16)	—	(0.16)
Year ended 3-31-2016	10.78	0.14	(0.22)	(0.08)	(0.16)	—	(0.16)
Year ended 3-31-2015	10.46	0.13	0.35	0.48	(0.16)	—	(0.16)
Class C Shares							
Six-month period ended 9-30-2019 (unaudited)	10.66	0.10	0.39	0.49	(0.11)	—	(0.11)
Year ended 3-31-2019	10.57	0.25	0.09	0.34	(0.25)	—	(0.25)
Year ended 3-31-2018	10.62	0.20	(0.04)	0.16	(0.21)	—	(0.21)
Year ended 3-31-2017	10.54	0.17	0.10	0.27	(0.19)	—	(0.19)
Year ended 3-31-2016	10.78	0.16	(0.22)	(0.06)	(0.18)	—	(0.18)
Year ended 3-31-2015	10.46	0.15	0.35	0.50	(0.18)	—	(0.18)
Class E Shares							
Six-month period ended 9-30-2019 (unaudited)	10.66	0.14	0.39	0.53	(0.15)	—	(0.15)
Year ended 3-31-2019	10.57	0.32	0.09	0.41	(0.32)	—	(0.32)
Year ended 3-31-2018	10.62	0.28	(0.04)	0.24	(0.29)	—	(0.29)
Year ended 3-31-2017	10.54	0.25	0.10	0.35	(0.27)	—	(0.27)
Year ended 3-31-2016	10.78	0.24	(0.23)	0.01	(0.25)	—	(0.25)
Year ended 3-31-2015	10.46	0.22	0.35	0.57	(0.25)	—	(0.25)
Class I Shares							
Six-month period ended 9-30-2019 (unaudited)	10.66	0.17	0.38	0.55	(0.17)	—	(0.17)
Year ended 3-31-2019	10.57	0.37	0.09	0.46	(0.37)	—	(0.37)
Year ended 3-31-2018	10.62	0.33	(0.04)	0.29	(0.34)	—	(0.34)
Year ended 3-31-2017	10.54	0.29	0.09	0.38	(0.30)	—	(0.30)
Year ended 3-31-2016	10.78	0.27	(0.22)	0.05	(0.29)	—	(0.29)
Year ended 3-31-2015	10.46	0.26	0.35	0.61	(0.29)	—	(0.29)
Class N Shares							
Six-month period ended 9-30-2019 (unaudited)	10.66	0.17	0.38	0.55	(0.17)	—	(0.17)
Year ended 3-31-2019	10.57	0.37	0.09	0.46	(0.37)	—	(0.37)
Year ended 3-31-2018	10.62	0.33	(0.04)	0.29	(0.34)	—	(0.34)
Year ended 3-31-2017	10.54	0.30	0.10	0.40	(0.32)	—	(0.32)
Year ended 3-31-2016	10.78	0.29	(0.23)	0.06	(0.30)	—	(0.30)
Year ended 3-31-2015[6]	10.58	0.18	0.22	0.40	(0.20)	—	(0.20)
Class R Shares							
Six-month period ended 9-30-2019 (unaudited)	10.66	0.13	0.38	0.51	(0.13)	—	(0.13)
Year ended 3-31-2019	10.57	0.29	0.09	0.38	(0.29)	—	(0.29)
Year ended 3-31-2018	10.62	0.25	(0.03)	0.22	(0.27)	—	(0.27)
Year ended 3-31-2017	10.54	0.22	0.10	0.32	(0.24)	—	(0.24)
Year ended 3-31-2016	10.78	0.20	(0.21)	(0.02)	(0.22)	—	(0.22)
Year ended 3-31-2015	10.46	0.20	0.35	0.55	(0.23)	—	(0.23)
Class Y Shares							
Six-month period ended 9-30-2019 (unaudited)	10.66	0.14	0.39	0.53	(0.15)	—	(0.15)
Year ended 3-31-2019	10.57	0.33	0.09	0.42	(0.33)	—	(0.33)
Year ended 3-31-2018	10.62	0.29	(0.04)	0.25	(0.30)	—	(0.30)
Year ended 3-31-2017	10.54	0.26	0.10	0.36	(0.28)	—	(0.28)
Year ended 3-31-2016	10.78	0.25	(0.23)	0.02	(0.26)	—	(0.26)
Year ended 3-31-2015	10.46	0.23	0.35	0.58	(0.26)	—	(0.26)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(6) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(7) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 9-30-2019 (unaudited)	$ 11.04	4.98%	$ 197	1.02%[4]	2.63%[4]	1.05%[4]	2.60%[4]	41%
Year ended 3-31-2019	10.66	3.96	177	1.02	2.95	1.05	2.92	91
Year ended 3-31-2018	10.57	2.26	200	1.04	2.60	1.07	2.57	163
Year ended 3-31-2017	10.62	3.30	206	1.05	2.28	1.06	2.27	190
Year ended 3-31-2016	10.54	0.21	704	1.02	2.32	—	—	213
Year ended 3-31-2015	10.78	5.58	695	1.02	2.17	—	—	182
Class B Shares[5]								
Six-month period ended 9-30-2019 (unaudited)	11.04	4.47	1	1.97[4]	1.69[4]	2.00[4]	1.66[4]	41
Year ended 3-31-2019	10.66	3.12	2	1.83	2.13	1.86	2.10	91
Year ended 3-31-2018	10.57	1.33	3	1.96	1.68	1.99	1.65	163
Year ended 3-31-2017	10.62	2.32	5	2.02	1.33	2.03	1.32	190
Year ended 3-31-2016	10.54	-0.73	7	1.96	1.37	—	—	213
Year ended 3-31-2015	10.78	4.56	6	2.00	1.19	—	—	182
Class C Shares								
Six-month period ended 9-30-2019 (unaudited)	11.04	4.58	12	1.76[4]	1.89[4]	1.80[4]	1.85[4]	41
Year ended 3-31-2019	10.66	3.25	13	1.71	2.26	1.74	2.23	91
Year ended 3-31-2018	10.57	1.51	16	1.77	1.87	1.80	1.84	163
Year ended 3-31-2017	10.62	2.59	26	1.76	1.60	1.77	1.59	190
Year ended 3-31-2016	10.54	-0.55	33	1.78	1.56	—	—	213
Year ended 3-31-2015	10.78	4.76	28	1.80	1.38	—	—	182
Class E Shares								
Six-month period ended 9-30-2019 (unaudited)	11.04	4.98	3	1.01[4]	2.64[4]	1.26[4]	2.39[4]	41
Year ended 3-31-2019	10.66	3.96	3	1.02	2.95	1.27	2.70	91
Year ended 3-31-2018	10.57	2.27	4	1.03	2.61	1.24	2.40	163
Year ended 3-31-2017	10.62	3.31	4	1.05	2.31	1.23	2.13	190
Year ended 3-31-2016	10.54	0.15	4	1.08	2.26	1.32	2.02	213
Year ended 3-31-2015	10.78	5.45	4	1.14	2.05	1.35	1.84	182
Class I Shares								
Six-month period ended 9-30-2019 (unaudited)	11.04	5.23	706	0.54[4]	3.10[4]	0.75[4]	2.89[4]	41
Year ended 3-31-2019	10.66	4.46	586	0.54	3.43	0.74	3.23	91
Year ended 3-31-2018	10.57	2.77	525	0.54	3.10	0.74	2.90	163
Year ended 3-31-2017	10.62	3.68	458	0.69	2.70	0.74	2.65	190
Year ended 3-31-2016	10.54	0.49	14	0.74	2.58	—	—	213
Year ended 3-31-2015	10.78	5.90	7	0.74	2.44	—	—	182
Class N Shares								
Six-month period ended 9-30-2019 (unaudited)	11.04	5.22	164	0.54[4]	3.09[4]	0.59[4]	3.04[4]	41
Year ended 3-31-2019	10.66	4.46	110	0.54	3.41	0.58	3.37	91
Year ended 3-31-2018	10.57	2.77	195	0.54	3.10	0.58	3.06	163
Year ended 3-31-2017	10.62	3.80	2	0.58	2.77	0.59	2.76	190
Year ended 3-31-2016	10.54	0.64	2	0.59	2.75	—	—	213
Year ended 3-31-2015[6]	10.78	3.81	1	0.58[4]	2.54[4]	—	—	182[7]
Class R Shares								
Six-month period ended 9-30-2019 (unaudited)	11.04	4.82	1	1.30[4]	2.35[4]	1.33[4]	2.32[4]	41
Year ended 3-31-2019	10.66	3.67	1	1.30	2.67	1.33	2.64	91
Year ended 3-31-2018	10.57	2.04	2	1.29	2.31	1.32	2.28	163
Year ended 3-31-2017	10.62	3.04	8	1.32	2.07	1.33	2.06	190
Year ended 3-31-2016	10.54	-0.11	3	1.34	1.89	—	—	213
Year ended 3-31-2015	10.78	5.27	—*	1.32	1.87	—	—	182
Class Y Shares								
Six-month period ended 9-30-2019 (unaudited)	11.04	5.00	7	0.98[4]	2.67[4]	1.01[4]	2.64[4]	41
Year ended 3-31-2019	10.66	4.04	5	0.95	3.03	0.98	3.00	91
Year ended 3-31-2018	10.57	2.35	5	0.95	2.69	0.98	2.66	163
Year ended 3-31-2017	10.62	3.39	5	0.97	2.39	0.98	2.38	190
Year ended 3-31-2016	10.54	0.26	3	0.98	2.35	—	—	213
Year ended 3-31-2015	10.78	5.62	3	0.99	2.20	—	—	182

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY SMALL CAP CORE FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 9-30-2019 (unaudited)	$16.87	$ (0.01)	$ 0.35	$ 0.34	$—	$ —	$ —
Year ended 3-31-2019	18.29	(0.09)	1.04	0.95	—	(2.37)	(2.37)
Year ended 3-31-2018	17.66	(0.04)	1.09	1.05	—	(0.42)	(0.42)
Year ended 3-31-2017	14.38	(0.05)	4.14	4.09	—	(0.81)	(0.81)
Year ended 3-31-2016	17.47	(0.07)	(0.87)	(0.94)	—	(2.15)	(2.15)
Year ended 3-31-2015	18.32	(0.04)	0.99	0.95	—	(1.80)	(1.80)
Class B Shares[5]							
Six-month period ended 9-30-2019 (unaudited)	13.27	(0.08)	0.28	0.20	—	—	—
Year ended 3-31-2019	14.79	(0.20)	0.82	0.62	—	(2.14)	(2.14)
Year ended 3-31-2018	14.45	(0.16)	0.88	0.72	—	(0.38)	(0.38)
Year ended 3-31-2017	11.92	(0.17)	3.43	3.26	—	(0.73)	(0.73)
Year ended 3-31-2016	15.01	(0.19)	(0.75)	(0.94)	—	(2.15)	(2.15)
Year ended 3-31-2015	16.10	(0.18)	0.84	0.66	—	(1.75)	(1.75)
Class C Shares							
Six-month period ended 9-30-2019 (unaudited)	14.32	(0.06)	0.30	0.24	—	—	—
Year ended 3-31-2019	15.81	(0.19)	0.89	0.70	—	(2.19)	(2.19)
Year ended 3-31-2018	15.39	(0.16)	0.97	0.81	—	(0.39)	(0.39)
Year ended 3-31-2017	12.64	(0.14)	3.64	3.50	—	(0.75)	(0.75)
Year ended 3-31-2016	15.74	(0.16)	(0.79)	(0.95)	—	(2.15)	(2.15)
Year ended 3-31-2015	16.76	(0.14)	0.89	0.75	—	(1.77)	(1.77)
Class E Shares[6]							
Six-month period ended 9-30-2019 (unaudited)	17.59	0.01	0.37	0.38	—	—	—
Year ended 3-31-2019	19.02	(0.05)	1.08	1.03	—	(2.46)	(2.46)
Year ended 3-31-2018	18.32	0.00*	1.14	1.14	—	(0.44)	(0.44)
Year ended 3-31-2017	14.87	0.00*	4.30	4.30	—	(0.85)	(0.85)
Year ended 3-31-2016	17.93	(0.02)	(0.89)	(0.91)	—	(2.15)	(2.15)
Year ended 3-31-2015	18.76	0.03	1.01	1.04	—	(1.87)	(1.87)
Class I Shares							
Six-month period ended 9-30-2019 (unaudited)	18.40	0.03	0.39	0.42	—	—	—
Year ended 3-31-2019	19.79	(0.01)	1.13	1.12	—	(2.51)	(2.51)
Year ended 3-31-2018	19.03	0.00*	1.20	1.20	—	(0.44)	(0.44)
Year ended 3-31-2017	15.42	0.01	4.46	4.47	—	(0.86)	(0.86)
Year ended 3-31-2016	18.49	0.00*	(0.92)	(0.92)	—	(2.15)	(2.15)
Year ended 3-31-2015	19.29	0.05	1.04	1.09	—	(1.89)	(1.89)
Class N Shares							
Six-month period ended 9-30-2019 (unaudited)	18.55	0.03	0.39	0.42	—	—	—
Year ended 3-31-2019	19.96	0.01	1.13	1.14	—	(2.55)	(2.55)
Year ended 3-31-2018	19.17	0.03	1.21	1.24	—	(0.45)	(0.45)
Year ended 3-31-2017	15.52	0.04	4.49	4.53	—	(0.88)	(0.88)
Year ended 3-31-2016	18.56	0.02	(0.91)	(0.89)	—	(2.15)	(2.15)
Year ended 3-31-2015[7]	18.96	0.08	1.36	1.44	—	(1.84)	(1.84)
Class R Shares							
Six-month period ended 9-30-2019 (unaudited)	16.78	(0.03)	0.35	0.32	—	—	—
Year ended 3-31-2019	18.18	(0.13)	1.03	0.90	—	(2.30)	(2.30)
Year ended 3-31-2018	17.58	(0.11)	1.12	1.01	—	(0.41)	(0.41)
Year ended 3-31-2017	14.33	(0.09)	4.13	4.04	—	(0.79)	(0.79)
Year ended 3-31-2016	17.44	(0.10)	(0.86)	(0.96)	—	(2.15)	(2.15)
Year ended 3-31-2015	18.31	(0.06)	0.98	0.92	—	(1.79)	(1.79)
Class T Shares							
Six-month period ended 9-30-2019 (unaudited)	16.87	0.01	0.35	0.36	—	—	—
Year ended 3-31-2019	18.33	(0.05)	1.04	0.99	—	(2.45)	(2.45)
Year ended 3-31-2018[8]	17.97	(0.08)	0.86	0.78	—	(0.42)	(0.42)
Class Y Shares							
Six-month period ended 9-30-2019 (unaudited)	17.81	(0.01)	0.38	0.37	—	—	—
Year ended 3-31-2019	19.20	(0.08)	1.10	1.02	—	(2.41)	(2.41)
Year ended 3-31-2018	18.51	(0.03)	1.15	1.12	—	(0.43)	(0.43)
Year ended 3-31-2017	15.03	(0.03)	4.34	4.31	—	(0.83)	(0.83)
Year ended 3-31-2016	18.12	(0.05)	(0.89)	(0.94)	—	(2.15)	(2.15)
Year ended 3-31-2015	18.94	(0.02)	1.04	1.02	—	(1.84)	(1.84)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 9-30-2019 (unaudited)	$ 17.21	2.02%	$ 165	1.39%[4]	-0.14%[4]	1.42%[4]	-0.17%[4]	61%
Year ended 3-31-2019	16.87	6.30	174	1.40	-0.48	1.42	-0.50	119
Year ended 3-31-2018	18.29	5.97	186	1.46	-0.24	—	—	119
Year ended 3-31-2017	17.66	28.52	200	1.50	-0.28	—	—	133
Year ended 3-31-2016	14.38	-5.11	193	1.56	-0.45	—	—	135
Year ended 3-31-2015	17.47	5.74	240	1.54	-0.20	—	—	106
Class B Shares[5]								
Six-month period ended 9-30-2019 (unaudited)	13.47	1.51	1	2.35[4]	-1.15[4]	2.38[4]	-1.18[4]	61
Year ended 3-31-2019	13.27	5.43	2	2.25	-1.33	2.27	-1.35	119
Year ended 3-31-2018	14.79	4.91	3	2.39	-1.06	—	—	119
Year ended 3-31-2017	14.45	27.39	5	2.44	-1.26	—	—	133
Year ended 3-31-2016	11.92	-5.99	2	2.51	-1.39	—	—	135
Year ended 3-31-2015	15.01	4.68	3	2.50	-1.17	—	—	106
Class C Shares								
Six-month period ended 9-30-2019 (unaudited)	14.56	1.68	30	2.09[4]	-0.86[4]	2.12[4]	-0.89[4]	61
Year ended 3-31-2019	14.32	5.59	35	2.07	-1.15	2.09	-1.17	119
Year ended 3-31-2018	15.81	5.21	33	2.14	-0.97	—	—	119
Year ended 3-31-2017	15.39	27.72	33	2.17	-0.99	—	—	133
Year ended 3-31-2016	12.64	-5.77	14	2.23	-1.11	—	—	135
Year ended 3-31-2015	15.74	5.02	18	2.21	-0.89	—	—	106
Class E Shares[6]								
Six-month period ended 9-30-2019 (unaudited)	17.97	2.16	—*	1.16[4]	0.10[4]	1.18[4]	0.08[4]	61
Year ended 3-31-2019	17.59	6.56	—*	1.16	-0.24	1.18	-0.26	119
Year ended 3-31-2018	19.02	6.17	—*	1.19	-0.01	—	—	119
Year ended 3-31-2017	18.32	28.97	—*	1.21	—	—	—	133
Year ended 3-31-2016	14.87	-4.80	—*	1.22	-0.12	—	—	135
Year ended 3-31-2015	17.93	6.08	—*	1.21	0.14	—	—	106
Class I Shares								
Six-month period ended 9-30-2019 (unaudited)	18.82	2.28	403	0.89[4]	0.36[4]	1.11[4]	0.14[4]	61
Year ended 3-31-2019	18.40	6.79	393	0.95	-0.03	1.09	-0.17	119
Year ended 3-31-2018	19.79	6.29	333	1.10	-0.02	—	—	119
Year ended 3-31-2017	19.03	29.05	253	1.10	0.03	—	—	133
Year ended 3-31-2016	15.42	-4.71	25	1.12	—	—	—	135
Year ended 3-31-2015	18.49	6.20	29	1.10	0.26	—	—	106
Class N Shares								
Six-month period ended 9-30-2019 (unaudited)	18.97	2.26	74	0.89[4]	0.36[4]	0.97[4]	0.28[4]	61
Year ended 3-31-2019	18.55	6.87	77	0.90	0.04	0.94	—	119
Year ended 3-31-2018	19.96	6.45	43	0.94	0.16	—	—	119
Year ended 3-31-2017	19.17	29.25	9	0.95	0.22	—	—	133
Year ended 3-31-2016	15.52	-4.52	4	0.96	0.13	—	—	135
Year ended 3-31-2015[7]	18.56	8.17	3	0.96[4]	0.70[4]	—	—	106[9]
Class R Shares								
Six-month period ended 9-30-2019 (unaudited)	17.10	1.91	18	1.66[4]	-0.40[4]	1.69[4]	-0.43[4]	61
Year ended 3-31-2019	16.78	6.04	16	1.65	-0.73	1.67	-0.75	119
Year ended 3-31-2018	18.18	5.69	11	1.68	-0.62	—	—	119
Year ended 3-31-2017	17.58	28.27	6	1.69	-0.51	—	—	133
Year ended 3-31-2016	14.33	-5.24	3	1.72	-0.66	—	—	135
Year ended 3-31-2015	17.44	5.57	2	1.70	-0.32	—	—	106
Class T Shares								
Six-month period ended 9-30-2019 (unaudited)	17.23	2.13	—*	1.15[4]	0.10[4]	1.18[4]	0.07[4]	61
Year ended 3-31-2019	16.87	6.57	—*	1.17	-0.25	1.19	-0.27	119
Year ended 3-31-2018[8]	18.33	4.31	—*	1.19[4]	-0.57[4]	—	—	119[10]
Class Y Shares								
Six-month period ended 9-30-2019 (unaudited)	18.18	2.02	13	1.34[4]	-0.12[4]	1.37[4]	-0.15[4]	61
Year ended 3-31-2019	17.81	6.45	16	1.31	-0.41	1.33	-0.43	119
Year ended 3-31-2018	19.20	6.00	18	1.36	-0.16	—	—	119
Year ended 3-31-2017	18.51	28.74	22	1.35	-0.20	—	—	133
Year ended 3-31-2016	15.03	-4.92	7	1.37	-0.30	—	—	135
Year ended 3-31-2015	18.12	5.93	10	1.36	-0.09	—	—	106

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(6) Class is closed to investment.

(7) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(8) For the period from July 5, 2017 (commencement of operations of the class) through March 31, 2018.

(9) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

(10) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2018.

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY SMALL CAP GROWTH FUND

	Net Asset Value, Beginning of Period	Net Investment Loss[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 9-30-2019 (unaudited)	$ 17.19	$(0.08)	$(0.49)	$(0.57)	$ —	$ —	$ —
Year ended 3-31-2019	18.63	(0.15)	1.44	1.29	—	(2.73)	(2.73)
Year ended 3-31-2018	17.23	(0.15)	3.56	3.41	—	(2.01)	(2.01)
Year ended 3-31-2017	14.81	(0.13)	3.58	3.45	—	(1.03)	(1.03)
Year ended 3-31-2016	18.71	(0.14)	(1.43)	(1.57)	—	(2.33)	(2.33)
Year ended 3-31-2015	18.51	(0.14)	1.52	1.38	—	(1.18)	(1.18)
Class B Shares[5]							
Six-month period ended 9-30-2019 (unaudited)	11.70	(0.11)	(0.34)	(0.45)	—	—	—
Year ended 3-31-2019	13.55	(0.23)	1.01	0.78	—	(2.63)	(2.63)
Year ended 3-31-2018	13.11	(0.23)	2.66	2.43	—	(1.99)	(1.99)
Year ended 3-31-2017	11.57	(0.21)	2.78	2.57	—	(1.03)	(1.03)
Year ended 3-31-2016	15.28	(0.23)	(1.15)	(1.38)	—	(2.33)	(2.33)
Year ended 3-31-2015	15.47	(0.25)	1.24	0.99	—	(1.18)	(1.18)
Class C Shares							
Six-month period ended 9-30-2019 (unaudited)	13.23	(0.11)	(0.38)	(0.49)	—	—	—
Year ended 3-31-2019	14.97	(0.23)	1.14	0.91	—	(2.65)	(2.65)
Year ended 3-31-2018	14.28	(0.24)	2.92	2.68	—	(1.99)	(1.99)
Year ended 3-31-2017	12.50	(0.20)	3.01	2.81	—	(1.03)	(1.03)
Year ended 3-31-2016	16.27	(0.21)	(1.23)	(1.44)	—	(2.33)	(2.33)
Year ended 3-31-2015	16.35	(0.23)	1.33	1.10	—	(1.18)	(1.18)
Class E Shares							
Six-month period ended 9-30-2019 (unaudited)	17.00	(0.08)	(0.49)	(0.57)	—	—	—
Year ended 3-31-2019	18.46	(0.16)	1.43	1.27	—	(2.73)	(2.73)
Year ended 3-31-2018	17.09	(0.15)	3.53	3.38	—	(2.01)	(2.01)
Year ended 3-31-2017	14.70	(0.14)	3.56	3.42	—	(1.03)	(1.03)
Year ended 3-31-2016	18.60	(0.14)	(1.43)	(1.57)	—	(2.33)	(2.33)
Year ended 3-31-2015	18.43	(0.16)	1.51	1.35	—	(1.18)	(1.18)
Class I Shares							
Six-month period ended 9-30-2019 (unaudited)	23.43	(0.05)	(0.69)	(0.74)	—	—	—
Year ended 3-31-2019	24.36	(0.11)	1.93	1.82	—	(2.75)	(2.75)
Year ended 3-31-2018	21.96	(0.12)	4.58	4.46	—	(2.06)	(2.06)
Year ended 3-31-2017	18.57	(0.10)	4.52	4.42	—	(1.03)	(1.03)
Year ended 3-31-2016	22.77	(0.09)	(1.77)	(1.86)	(0.01)	(2.33)	(2.34)
Year ended 3-31-2015	22.19	(0.09)	1.85	1.76	—	(1.18)	(1.18)
Class N Shares							
Six-month period ended 9-30-2019 (unaudited)	23.58	(0.05)	(0.69)	(0.74)	—	—	—
Year ended 3-31-2019	24.49	(0.10)	1.96	1.86	—	(2.77)	(2.77)
Year ended 3-31-2018	22.06	(0.09)	4.60	4.51	—	(2.08)	(2.08)
Year ended 3-31-2017	18.62	(0.07)	4.54	4.47	—	(1.03)	(1.03)
Year ended 3-31-2016	22.79	(0.06)	(1.77)	(1.83)	(0.01)	(2.33)	(2.34)
Year ended 3-31-2015[6]	20.97	(0.02)	3.02	3.00	—	(1.18)	(1.18)
Class R Shares							
Six-month period ended 9-30-2019 (unaudited)	16.78	(0.10)	(0.48)	(0.58)	—	—	—
Year ended 3-31-2019	18.27	(0.20)	1.41	1.21	—	(2.70)	(2.70)
Year ended 3-31-2018	16.97	(0.20)	3.49	3.29	—	(1.99)	(1.99)
Year ended 3-31-2017	14.63	(0.17)	3.54	3.37	—	(1.03)	(1.03)
Year ended 3-31-2016	18.55	(0.17)	(1.42)	(1.59)	—	(2.33)	(2.33)
Year ended 3-31-2015	18.41	(0.18)	1.50	1.32	—	(1.18)	(1.18)
Class T Shares							
Six-month period ended 9-30-2019 (unaudited)	17.22	(0.05)	(0.50)	(0.55)	—	—	—
Year ended 3-31-2019	18.63	(0.12)	1.45	1.33	—	(2.74)	(2.74)
Year ended 3-31-2018[7]	18.21	(0.08)	2.52	2.44	—	(2.02)	(2.02)
Class Y Shares							
Six-month period ended 9-30-2019 (unaudited)	21.90	(0.09)	(0.63)	(0.72)	—	—	—
Year ended 3-31-2019	23.00	(0.18)	1.82	1.64	—	(2.74)	(2.74)
Year ended 3-31-2018	20.85	(0.17)	4.34	4.17	—	(2.02)	(2.02)
Year ended 3-31-2017	17.72	(0.14)	4.30	4.16	—	(1.03)	(1.03)
Year ended 3-31-2016	21.88	(0.13)	(1.70)	(1.83)	—	(2.33)	(2.33)
Year ended 3-31-2015	21.42	(0.14)	1.78	1.64	—	(1.18)	(1.18)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Loss to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Loss to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 9-30-2019 (unaudited)	$ 16.62	-3.32%	$ 998	1.31%[4]	-0.87%[4]	—%	—%	20%
Year ended 3-31-2019	17.19	7.76	1,099	1.32	-0.84	—	—	42
Year ended 3-31-2018	18.63	20.69	1,026	1.35	-0.80	—	—	43
Year ended 3-31-2017	17.23	23.58	236	1.41	-0.81	—	—	53
Year ended 3-31-2016	14.81	-8.91	325	1.44	-0.80	—	—	43
Year ended 3-31-2015	18.71	8.03	384	1.43	-0.80	—	—	43
Class B Shares[5]								
Six-month period ended 9-30-2019 (unaudited)	11.25	-3.85	5	2.22[4]	-1.79[4]	2.36[4]	-1.93[4]	20
Year ended 3-31-2019	11.70	6.80	7	2.22	-1.73	2.33	-1.84	42
Year ended 3-31-2018	13.55	19.67	10	2.23	-1.70	—	—	43
Year ended 3-31-2017	13.11	22.55	8	2.24	-1.66	—	—	53
Year ended 3-31-2016	11.57	-9.71	8	2.32	-1.69	—	—	43
Year ended 3-31-2015	15.28	7.07	11	2.31	-1.69	—	—	43
Class C Shares								
Six-month period ended 9-30-2019 (unaudited)	12.74	-3.70	72	2.05[4]	-1.62[4]	2.06[4]	-1.63[4]	20
Year ended 3-31-2019	13.23	6.99	88	2.05	-1.56	2.06	-1.57	42
Year ended 3-31-2018	14.97	19.82	99	2.06	-1.57	—	—	43
Year ended 3-31-2017	14.28	22.80	176	2.07	-1.49	—	—	53
Year ended 3-31-2016	12.50	-9.48	166	2.07	-1.43	—	—	43
Year ended 3-31-2015	16.27	7.36	207	2.07	-1.44	—	—	43
Class E Shares								
Six-month period ended 9-30-2019 (unaudited)	16.43	-3.35	10	1.35[4]	-0.91[4]	1.53[4]	-1.09[4]	20
Year ended 3-31-2019	17.00	7.71	10	1.35	-0.87	1.53	-1.05	42
Year ended 3-31-2018	18.46	20.68	10	1.37[10]	-0.83	1.61	-1.07	43
Year ended 3-31-2017	17.09	23.55	8	1.43	-0.85	1.71	-1.13	53
Year ended 3-31-2016	14.70	-8.96	6	1.49	-0.86	1.73	-1.10	43
Year ended 3-31-2015	18.60	7.90	6	1.56	-0.92	1.79	-1.15	43
Class I Shares								
Six-month period ended 9-30-2019 (unaudited)	22.69	-3.16	1,005	0.89[4]	-0.45[4]	1.05[4]	-0.61[4]	20
Year ended 3-31-2019	23.43	8.14	1,034	0.94	-0.47	1.04	-0.57	42
Year ended 3-31-2018	24.36	21.04	717	1.07	-0.53	—	—	43
Year ended 3-31-2017	21.96	24.03	313	1.07	-0.51	—	—	53
Year ended 3-31-2016	18.57	-8.59	169	1.06	-0.43	—	—	43
Year ended 3-31-2015	22.77	8.42	214	1.06	-0.43	—	—	43
Class N Shares								
Six-month period ended 9-30-2019 (unaudited)	22.84	-3.14	153	0.89[4]	-0.45[4]	—	—	20
Year ended 3-31-2019	23.58	8.19	155	0.89	-0.42	—	—	42
Year ended 3-31-2018	24.49	21.25	110	0.91	-0.38	—	—	43
Year ended 3-31-2017	22.06	24.24	69	0.91	-0.34	—	—	53
Year ended 3-31-2016	18.62	-8.46	23	0.91	-0.28	—	—	43
Year ended 3-31-2015[6]	22.79	14.83	22	0.90[4]	-0.12[4]	—	—	43[8]
Class R Shares								
Six-month period ended 9-30-2019 (unaudited)	16.20	-3.46	59	1.63[4]	-1.19[4]	—	—	20
Year ended 3-31-2019	16.78	7.42	66	1.62	-1.14	—	—	42
Year ended 3-31-2018	18.27	20.29	57	1.66	-1.11	—	—	43
Year ended 3-31-2017	16.97	23.32	48	1.66	-1.08	—	—	53
Year ended 3-31-2016	14.63	-9.10	42	1.66	-1.03	—	—	43
Year ended 3-31-2015	18.55	7.74	45	1.66	-1.02	—	—	43
Class T Shares								
Six-month period ended 9-30-2019 (unaudited)	16.67	-3.19	—*	1.05[4]	-0.61[4]	—	—	20
Year ended 3-31-2019	17.22	7.97	—*	1.14	-0.67	—	—	42
Year ended 3-31-2018[7]	18.63	14.29	—*	1.19[4]	-0.61[4]	—	—	43[9]
Class Y Shares								
Six-month period ended 9-30-2019 (unaudited)	21.18	-3.33	127	1.28[4]	-0.84[4]	—	—	20
Year ended 3-31-2019	21.90	7.83	141	1.27	-0.79	—	—	42
Year ended 3-31-2018	23.00	20.75	141	1.31	-0.77	—	—	43
Year ended 3-31-2017	20.85	23.71	135	1.31	-0.71	—	—	53
Year ended 3-31-2016	17.72	-8.80	205	1.31	-0.67	—	—	43
Year ended 3-31-2015	21.88	8.16	262	1.30	-0.68	—	—	43

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(6) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(7) For the period from July 5, 2017 (commencement of operations of the class) through March 31, 2018.

(8) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

(9) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2018.

(10) Expense ratio based on the period excluding reorganization expenses was 1.36%.

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY VALUE FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 9-30-2019 (unaudited)	$ 22.61	$ 0.24	$ 1.05	$ 1.29	$(0.08)	$ —	$(0.08)
Year ended 3-31-2019	23.27	0.28	0.50	0.78	(0.20)	(1.24)	(1.44)
Year ended 3-31-2018	22.69	0.16	1.23	1.39	(0.26)	(0.55)	(0.81)
Year ended 3-31-2017	19.72	0.20	3.25	3.45	(0.33)	(0.15)	(0.48)
Year ended 3-31-2016	23.40	0.14	(1.14)	(1.00)	(0.03)	(2.65)	(2.68)
Year ended 3-31-2015	23.82	0.12	1.25	1.37	(0.06)	(1.73)	(1.79)
Class B Shares[5]							
Six-month period ended 9-30-2019 (unaudited)	20.77	0.10	0.97	1.07	—	—	—
Year ended 3-31-2019	21.53	0.07	0.43	0.50	(0.02)	(1.24)	(1.26)
Year ended 3-31-2018	21.12	0.06	1.02	1.08	(0.12)	(0.55)	(0.67)
Year ended 3-31-2017	18.39	0.00*	3.02	3.02	(0.14)	(0.15)	(0.29)
Year ended 3-31-2016	22.04	(0.08)	(1.06)	(1.14)	—	(2.51)	(2.51)
Year ended 3-31-2015	22.53	(0.10)	1.19	1.09	—	(1.58)	(1.58)
Class C Shares							
Six-month period ended 9-30-2019 (unaudited)	21.69	0.15	1.01	1.16	—	—	—
Year ended 3-31-2019	22.40	0.13	0.45	0.58	(0.05)	(1.24)	(1.29)
Year ended 3-31-2018	21.92	0.15	1.04	1.19	(0.16)	(0.55)	(0.71)
Year ended 3-31-2017	19.07	0.08	3.13	3.21	(0.21)	(0.15)	(0.36)
Year ended 3-31-2016	22.73	(0.01)	(1.11)	(1.12)	—	(2.54)	(2.54)
Year ended 3-31-2015	23.18	(0.05)	1.22	1.17	—	(1.62)	(1.62)
Class E Shares[6]							
Six-month period ended 9-30-2019 (unaudited)	22.72	0.27	1.05	1.32	(0.12)	—	(0.12)
Year ended 3-31-2019	23.37	0.34	0.51	0.85	(0.26)	(1.24)	(1.50)
Year ended 3-31-2018	22.79	0.37	1.07	1.44	(0.31)	(0.55)	(0.86)
Year ended 3-31-2017	19.81	0.27	3.24	3.51	(0.38)	(0.15)	(0.53)
Year ended 3-31-2016	23.49	0.19	(1.14)	(0.95)	(0.04)	(2.69)	(2.73)
Year ended 3-31-2015	23.90	0.17	1.27	1.44	(0.10)	(1.75)	(1.85)
Class I Shares							
Six-month period ended 9-30-2019 (unaudited)	22.72	0.28	1.05	1.33	(0.13)	—	(0.13)
Year ended 3-31-2019	23.38	0.36	0.50	0.86	(0.28)	(1.24)	(1.52)
Year ended 3-31-2018	22.80	0.24	1.22	1.46	(0.33)	(0.55)	(0.88)
Year ended 3-31-2017	19.81	0.31	3.23	3.54	(0.40)	(0.15)	(0.55)
Year ended 3-31-2016	23.50	0.20	(1.13)	(0.93)	(0.05)	(2.71)	(2.76)
Year ended 3-31-2015	23.90	0.19	1.28	1.47	(0.11)	(1.76)	(1.87)
Class N Shares							
Six-month period ended 9-30-2019 (unaudited)	22.80	0.30	1.06	1.36	(0.16)	—	(0.16)
Year ended 3-31-2019	23.45	0.41	0.50	0.91	(0.32)	(1.24)	(1.56)
Year ended 3-31-2018	22.86	0.41	1.10	1.51	(0.37)	(0.55)	(0.92)
Year ended 3-31-2017	19.87	0.33	3.25	3.58	(0.44)	(0.15)	(0.59)
Year ended 3-31-2016	23.56	0.25	(1.15)	(0.90)	(0.06)	(2.73)	(2.79)
Year ended 3-31-2015[7]	24.96	0.18	0.25	0.43	(0.10)	(1.73)	(1.83)
Class R Shares							
Six-month period ended 9-30-2019 (unaudited)	22.56	0.20	1.05	1.25	(0.03)	—	(0.03)
Year ended 3-31-2019	23.22	0.22	0.49	0.71	(0.13)	(1.24)	(1.37)
Year ended 3-31-2018	22.66	0.26	1.06	1.32	(0.21)	(0.55)	(0.76)
Year ended 3-31-2017	19.70	0.17	3.23	3.40	(0.29)	(0.15)	(0.44)
Year ended 3-31-2016	23.37	0.08	(1.13)	(1.05)	(0.01)	(2.61)	(2.62)
Year ended 3-31-2015	23.79	0.05	1.26	1.31	(0.01)	(1.72)	(1.73)
Class Y Shares							
Six-month period ended 9-30-2019 (unaudited)	22.65	0.25	1.05	1.30	(0.09)	—	(0.09)
Year ended 3-31-2019	23.31	0.33	0.47	0.80	(0.22)	(1.24)	(1.46)
Year ended 3-31-2018	22.73	0.34	1.05	1.39	(0.26)	(0.55)	(0.81)
Year ended 3-31-2017	19.77	0.26	3.21	3.47	(0.36)	(0.15)	(0.51)
Year ended 3-31-2016	23.45	0.15	(1.13)	(0.98)	(0.03)	(2.67)	(2.70)
Year ended 3-31-2015	23.86	0.14	1.26	1.40	(0.07)	(1.74)	(1.81)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(6) Class share is closed to investment.

(7) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 9-30-2019 (unaudited)	$23.82	5.68%	$352	1.22%[4]	2.10%[4]	—%	—%	42%
Year ended 3-31-2019	22.61	3.69	354	1.21	1.21	—	—	51
Year ended 3-31-2018	23.27	6.13	398	1.23[9]	0.65	—	—	72
Year ended 3-31-2017	22.69	17.76	103	1.33	0.99	—	—	53
Year ended 3-31-2016	19.72	-4.60	247	1.30	0.61	—	—	55
Year ended 3-31-2015	23.40	5.71	295	1.27	0.48	—	—	82
Class B Shares[5]								
Six-month period ended 9-30-2019 (unaudited)	21.84	5.15	1	2.34[4]	0.96[4]	—	—	42
Year ended 3-31-2019	20.77	2.60	2	2.22	0.32	—	—	51
Year ended 3-31-2018	21.53	5.12	3	2.25[10]	0.26	—	—	72
Year ended 3-31-2017	21.12	16.57	3	2.36	—	—	—	53
Year ended 3-31-2016	18.39	-5.54	3	2.27	-0.38	—	—	55
Year ended 3-31-2015	22.04	4.80	4	2.18	-0.43	—	—	82
Class C Shares								
Six-month period ended 9-30-2019 (unaudited)	22.85	5.30	12	1.98[4]	1.33[4]	—	—	42
Year ended 3-31-2019	21.69	2.94	14	1.94	0.59	—	—	51
Year ended 3-31-2018	22.40	5.41	18	1.95[11]	0.68	—	—	72
Year ended 3-31-2017	21.92	17.02	20	1.97	0.39	—	—	53
Year ended 3-31-2016	19.07	-5.25	18	1.98	-0.06	—	—	55
Year ended 3-31-2015	22.73	5.00	22	1.97	-0.22	—	—	82
Class E Shares[6]								
Six-month period ended 9-30-2019 (unaudited)	23.92	5.80	—*	1.02[4]	2.30[4]	—	—	42
Year ended 3-31-2019	22.72	3.90	—*	1.01	1.45	—	—	51
Year ended 3-31-2018	23.37	6.34	—*	1.03[12]	1.57	—	—	72
Year ended 3-31-2017	22.79	18.03	—*	1.08	1.29	—	—	53
Year ended 3-31-2016	19.81	-4.34	—*	1.06	0.86	—	—	55
Year ended 3-31-2015	23.49	5.98	—*	1.05	0.70	—	—	82
Class I Shares								
Six-month period ended 9-30-2019 (unaudited)	23.92	5.87	566	0.92[4]	2.39[4]	0.93[4]	2.38[4]	42
Year ended 3-31-2019	22.72	3.95	579	0.91	1.51	—	—	51
Year ended 3-31-2018	23.38	6.45	600	0.94[13]	1.01	—	—	72
Year ended 3-31-2017	22.80	18.18	186	0.97	1.44	—	—	53
Year ended 3-31-2016	19.81	-4.28	7	0.97	0.90	—	—	55
Year ended 3-31-2015	23.50	6.13	15	0.94	0.79	—	—	82
Class N Shares								
Six-month period ended 9-30-2019 (unaudited)	24.00	5.98	137	0.77[4]	2.54[4]	—	—	42
Year ended 3-31-2019	22.80	4.15	140	0.76	1.72	—	—	51
Year ended 3-31-2018	23.45	6.65	149	0.78[14]	1.72	—	—	72
Year ended 3-31-2017	22.86	18.32	9	0.82	1.55	—	—	53
Year ended 3-31-2016	19.87	-4.12	2	0.81	1.14	—	—	55
Year ended 3-31-2015[7]	23.56	1.72	1	0.79[4]	1.11[4]	—	—	82[8]
Class R Shares								
Six-month period ended 9-30-2019 (unaudited)	23.78	5.53	—*	1.55[4]	1.76[4]	—	—	42
Year ended 3-31-2019	22.56	3.35	—*	1.52	0.95	—	—	51
Year ended 3-31-2018	23.22	5.85	—*	1.53[15]	1.13	—	—	72
Year ended 3-31-2017	22.66	17.45	—*	1.57	0.80	—	—	53
Year ended 3-31-2016	19.70	-4.82	—*	1.56	0.36	—	—	55
Year ended 3-31-2015	23.37	5.45	—*	1.54	0.21	—	—	82
Class Y Shares								
Six-month period ended 9-30-2019 (unaudited)	23.86	5.70	—*	1.20[4]	2.13[4]	—	—	42
Year ended 3-31-2019	22.65	3.76	—*	1.15	1.37	—	—	51
Year ended 3-31-2018	23.31	6.12	1	1.22[16]	1.43	—	—	72
Year ended 3-31-2017	22.73	17.81	1	1.21	1.24	—	—	53
Year ended 3-31-2016	19.77	-4.51	2	1.22	0.65	—	—	55
Year ended 3-31-2015	23.45	5.84	3	1.20	0.58	—	—	82

(8) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

(9) Expense ratio based on the period excluding reorganization expenses was 1.21%.

(10) Expense ratio based on the period excluding reorganization expenses was 2.23%.

(11) Expense ratio based on the period excluding reorganization expenses was 1.94%.

(12) Expense ratio based on the period excluding reorganization expenses was 1.02%.

(13) Expense ratio based on the period excluding reorganization expenses was 0.92%.

(14) Expense ratio based on the period excluding reorganization expenses was 0.77%.

(15) Expense ratio based on the period excluding reorganization expenses was 1.52%.

(16) Expense ratio based on the period excluding reorganization expenses was 1.21%.

See Accompanying Notes to Financial Statements.

1. ORGANIZATION

Ivy Funds, a Delaware statutory trust (the "Trust"), is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end management investment company. Ivy Core Equity Fund, Ivy Emerging Markets Equity Fund, Ivy Global Bond Fund, Ivy Global Equity Income Fund, Ivy Global Growth Fund, Ivy Government Money Market Fund, Ivy High Income Fund, Ivy International Core Equity Fund, Ivy Large Cap Growth Fund, Ivy Limited-Term Bond Fund, Ivy Managed International Opportunities Fund, Ivy Mid Cap Growth Fund, Ivy Mid Cap Income Opportunities Fund, Ivy Municipal Bond Fund, Ivy Municipal High Income Fund, Ivy Pzena International Value Fund, Ivy Securian Core Bond Fund, Ivy Small Cap Core Fund, Ivy Small Cap Growth Fund and Ivy Value Fund (each, a "Fund") are 20 series of the Trust and are the only series of the Trust included in these financial statements. The investment objective(s), policies and risk factors of each Fund are described more fully in the Funds' Prospectus and Statement of Additional Information ("SAI"). Each Fund's investment manager is Ivy Investment Management Company ("IICO" or the "Manager").

Each Fund offers Class A, Class C and Class N shares. Each Fund (excluding Ivy Mid Cap Income Opportunities Fund) offers Class B shares. The Funds' Class B shares are not available for purchase by new and existing investors. Class B shares will continue to be available for dividend reinvestment and exchanges from Class B shares of another fund within Ivy Funds. Class C shares are not available for direct investment in the Ivy Government Money Market Fund. Class C shares of Ivy Government Money Market Fund will continue to be available for dividend reinvestment and exchanges from Class C shares of another fund within Ivy Funds. Certain Funds may also offer Class E, Class I, Class R, Class T and/or Class Y shares. Class E shares are closed for all investments in the Ivy Emerging Markets Equity Fund, Ivy Global Growth Fund, Ivy Managed International Opportunities Fund, Ivy Small Cap Core Fund and Ivy Value Fund. Class A, Class E and Class T shares are sold at their offering price, which is normally net asset value ("NAV") plus a front-end sales charge. For Class A shares, a 1% contingent deferred sales charge ("CDSC") is only imposed on shares purchased at NAV for $1 million or more that are subsequently redeemed within 12 months of purchase. Class B and Class C shares are sold without a front-end sales charge, but may be subject to a CDSC. Class I, Class N, Class R and Class Y shares are sold without either a front-end sales charge or a CDSC. All classes of shares have identical rights and voting privileges with respect to the Fund in general and exclusive voting rights on matters that affect that class alone. Net investment income, net assets and NAV per share may differ due to each class having its own expenses, such as transfer agent and shareholder servicing fees, directly attributable to that class. Class A, B, C, E, R, T and Y have a distribution and service plan. Class I shares and Class N shares are not included in the plan. With certain exceptions described in the Prospectus, Class B shares will automatically convert to Class A shares 96 months after the date of purchase. With certain exceptions described in the Prospectus, Class C shares will automatically convert to Class A shares 120 months after the date of purchase.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies consistently followed by each Fund.

Security Transactions and Related Investment Income. Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Realized gains and losses are calculated on the identified cost basis. Interest income is recorded on the accrual basis and includes paydown gain (loss) and accretion of discounts and amortization of premiums. Dividend income is recorded on the ex-dividend date, except certain dividends from foreign securities where the ex-dividend date may have passed, which are recorded as soon as the Fund is informed of the ex-dividend date. All or a portion of the distributions received from a real estate investment trust or publicly traded partnership may be designated as a reduction of cost of the related investment or realized gain.

Foreign Currency Translation. Each Fund's accounting records are maintained in U.S. dollars. All assets and liabilities denominated in foreign currencies are translated into U.S. dollars daily, using foreign exchange rates obtained from an independent pricing service approved by the Board of Trustees of the Trust (the "Board"). Purchases and sales of investment securities and accruals of income and expenses are translated at the rate of exchange prevailing on the date of the transaction. For assets and liabilities other than investments in securities, net realized and unrealized gains and losses from foreign currency translation arise from changes in currency exchange rates. Each Fund combines fluctuations from currency exchange rates and fluctuations in value when computing net realized gain (loss) and net change in unrealized appreciation (depreciation) on investments. Foreign exchange rates are typically valued as of the close of the New York Stock Exchange ("NYSE"), normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

Allocation of Income, Expenses, Gains and Losses. Income, expenses (other than those attributable to a specific class), gains and losses are allocated on a daily basis to each class of shares based upon the relative proportion of net assets represented by such class. Operating expenses directly attributable to a specific class are charged against the operations of that class.

Income Taxes. It is the policy of each Fund to distribute all of its taxable income and capital gains to its shareholders and to otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, each Fund intends to pay distributions as required to avoid imposition of excise tax. Accordingly, no provision has been made for Federal income taxes. The Funds file income tax returns in U.S. federal and applicable state jurisdictions. The Funds' tax returns are subject to examination by the relevant taxing authority until expiration of the applicable statute of limitations, which is generally three years after the filing of the tax returns. Management of the Trust periodically reviews all tax positions to assess whether it is more likely than not that the position would be sustained upon examination by the relevant tax authority based on the technical merits of each position. As of the date of these financial statements, management believes that no liability for unrecognized tax positions is required.

Dividends and Distributions to Shareholders. Dividends and distributions to shareholders are recorded by each Fund on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations, which may differ from accounting principles generally accepted in the United States of America ("U.S. GAAP"). If the total dividends and distributions made in any tax year exceed net investment income and accumulated realized capital gains, a portion of the total distribution may be treated as a return of capital for tax purposes.

Segregation and Collateralization. In cases in which the 1940 Act and the interpretive positions of the Securities and Exchange Commission ("SEC"), the Dodd Frank Wall Street Reform and Consumer Protection Act, or the interpretive rules and regulations of the U.S. Commodities Futures Trading Commission require that a Fund either deliver collateral or segregate assets in connection with certain investments (e.g., dollar rolls, financial futures contracts, foreign currency exchange contracts, options written, securities with extended settlement periods, and swaps), the Fund will segregate collateral or designate on its books and records, cash or other liquid securities having a value at least equal to the amount that is required to be physically segregated for the benefit of the counterparty. Furthermore, based on requirements and agreements with certain exchanges and third party broker-dealers, each party has requirements to deliver/deposit cash or securities as collateral for certain investments. Certain countries require that cash reserves be held while investing in companies incorporated in that country. These cash reserves and cash collateral that has been pledged to cover obligations of the Funds under derivative contracts, if any, will be reported separately on the Statement of Assets and Liabilities as "Restricted cash". Securities collateral pledged for the same purpose, if any, is noted on the Schedule of Investments.

Concentration of Market and Credit Risk. In the normal course of business, the Funds invest in securities and enter into transactions where risks exist due to fluctuations in the market (market risk) or failure of the issuer of a security to meet all its obligations (issuer credit risk). The value of securities held by the Funds may decline in response to certain events, including those directly involving the issuers whose securities are owned by the Funds; conditions affecting the general economy; overall market changes; local, regional or global political, social or economic instability; and currency and interest rate and price fluctuations. Similar to issuer credit risk, the Funds may be exposed to counterparty credit risk, or the risk that an entity with which the Funds have unsettled or open transactions may fail to or be unable to perform on its commitments. The Funds manage counterparty credit risk by entering into transactions only with counterparties that they believe have the financial resources to honor their obligations and by monitoring the financial stability of those counterparties. Financial assets, which potentially expose the Funds to market, issuer and counterparty credit risks, consist principally of financial instruments and receivables due from counterparties. The extent of the Funds' exposure to market, issuer and counterparty credit risks with respect to these financial assets is generally approximated by their value recorded on the Funds' Statement of Assets and Liabilities, less any collateral held by the Funds.

Certain Funds may hold high-yield or non-investment-grade bonds, that may be subject to a greater degree of credit risk. Credit risk relates to the ability of the issuer to meet interest or principal payments or both as they become due. The Funds may acquire securities in default and are not obligated to dispose of securities whose issuers subsequently default.

Certain Funds may enter into financial instrument transactions (such as swaps, futures, options and other derivatives) that may have off-balance sheet market risk. Off-balance sheet market risk exists when the maximum potential loss on a particular financial instrument is greater than the value of such financial instrument, as reflected on the Statement of Assets and Liabilities.

If a Fund invests directly in foreign currencies or in securities that trade in, and receive revenues in, foreign currencies, or in financial derivatives that provide exposure to foreign currencies, it will be subject to the risk that those currencies will decline in value relative to the base currency of the Fund, or, in the case of hedging positions, that the Fund's base currency will decline in value relative to the currency being hedged. Currency rates in foreign countries may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates, intervention (or the failure to intervene) by U.S. or foreign governments, central banks or supranational entities such as the International Monetary Fund, or by the imposition of currency controls or other political developments in the United States or abroad.

The London Interbank Offered Rate "LIBOR" is an indicative measure of the average interest rate at which major global banks could borrow from one another. LIBOR is quoted in multiple currencies and multiple time frames using data reported

by private-sector banks. LIBOR is used extensively in the United States and globally as a "benchmark" or "reference rate" for various commercial and financial contracts, including corporate and municipal bonds and loans, floating rate mortgages, asset-backed securities, consumer loans, and interest rate swaps and other derivatives.

It is expected that a number of private-sector banks currently reporting information used to set LIBOR will stop doing so after 2021 when their current reporting commitment ends, which could either cause LIBOR to stop publication immediately or cause LIBOR's regulator to determine that its quality has degraded to the degree that it is no longer representative of its underlying market.

Management believes that, with respect to any significant investments by the Funds in instruments linked to LIBOR, the impact on investments and discontinuation of LIBOR may represent a significant risk.

However, management acknowledges that the anticipated transition away from LIBOR will occur after 2021 and certain of the current investments will mature prior to that time. Furthermore, the ways in which LIBOR's discontinuation potentially could impact the Funds' investments is not fully known. The extent of that impact may vary depending on various factors, which include, but are not limited to: (i) existing fallback or termination provisions in individual contracts and (ii) whether, how, and when industry participants develop and adopt new successor reference rates and/or fallbacks for both legacy and new instruments.

In addition, the transition to a successor rate could potentially cause (i) increased volatility or illiquidity in markets for instruments that currently rely on LIBOR, (ii) a reduction in the value of certain instruments held by a Fund, or (iii) reduced effectiveness of related Fund transactions, such as hedging.

As the impacts of the transition become clearer during the next year, Management will be evaluating the impacts of these changes.

Inflation-Indexed Bonds. Certain Funds may invest in inflation-indexed bonds. Inflation-indexed bonds are fixed-income securities whose principal value is periodically adjusted to the rate of inflation. The interest rate on these bonds is generally fixed at issuance at a rate lower than typical bonds. Over the life of an inflation-indexed bond, however, interest will be paid based on a principal value, which is adjusted for inflation. Any increase or decrease in the principal amount of an inflation-indexed bond will be included as interest income on the Statement of Operations, even though investors do not receive their principal until maturity.

Interest Only Obligations. These securities entitle the owner to receive only the interest portion from a bond, Treasury note or pool of mortgages. These securities are generally created by a third party separating a bond or pool of mortgages into distinct interest-only and principal-only securities. As the principal (par) amount of a bond or pool of mortgages is paid down, the amount of interest income earned by the owner will decline as well.

Loans. Certain Funds may invest in loans, the interest rates of which float or adjust periodically based upon a specified adjustment schedule, benchmark indicator, or prevailing interest rates, the debtor of which may be a domestic or foreign corporation, partnership or other entity ("Borrower"). Loans generally pay interest at rates which are periodically redetermined by reference to a base lending rate plus a premium. These base lending rates generally include prime rates of one or more major U.S. banks, the LIBOR or certificates of deposit rates. Loans often require prepayments from excess cash flow or permit the Borrower to repay at its election. The degree to which Borrowers repay cannot be predicted with accuracy. As a result, the actual maturity may be substantially less than the stated maturities. Loans are exempt from registration under the Securities Act of 1933, as amended, may contain certain restrictions on resale, and cannot be sold publicly. A Fund's investments in loans may be in the form of participations in loans or assignments of all or a portion of loans from third parties.

When a Fund purchases assignments, it acquires all the rights and obligations under the loan agreement of the assigning lender. Assignments may, however, be arranged through private negotiations between potential assignees and potential assignors, and the rights and obligations acquired by the purchaser of an assignment may differ from, and be more limited than those held by the assigning lender. When a Fund purchases a participation of a loan interest, the Fund typically enters into a contractual agreement with the lender or other third party selling the participation. A participation interest in loans includes the right to receive payments of principal, interest and any fees to which it is entitled from the lender and only upon receipt by the lender of payments from the Borrower, but not from the Borrower directly. When investing in a participation interest, if a Borrower is unable to meet its obligations under a loan agreement, a Fund generally has no direct right to enforce compliance with the terms of the loan agreement. As a result, the Fund assumes the credit risk of the Borrower, the selling participant, and any other persons that are interpositioned between the Fund and the Borrower. If the lead lender in a typical lending syndicate becomes insolvent, enters Federal Deposit Insurance Corporation ("FDIC") receivership or, if not FDIC insured, enters into bankruptcy, the Fund may incur certain costs and delays in receiving payment or may suffer a loss of principal and interest.

Payment In-Kind Securities. Certain Funds may invest in payment in-kind securities ("PIKs"). PIKs give the issuer the option at each interest payment date of making interest payments in cash or in additional debt securities. Those additional debt securities usually have the same terms, including maturity dates and interest rates, and associated risks as the original bonds. The daily market quotations of the original bonds may include the accrued interest (referred to as a dirty price) and require a pro-rata adjustment from the unrealized appreciation or depreciation on investments to interest receivable on the Statement of Assets and Liabilities.

Securities on a When-Issued or Delayed Delivery Basis. Certain Funds may purchase securities on a "when-issued" basis, and may purchase or sell securities on a "delayed delivery" basis. "When-issued" or "delayed delivery" refers to securities whose terms and indenture are available and for which a market exists, but which are not available for immediate delivery. Delivery and payment for securities that have been purchased by a Fund on a when-issued basis normally take place within six months and possibly as long as two years or more after the trade date. During this period, such securities do not earn interest, are subject to market fluctuation and may increase or decrease in value prior to their delivery. The purchase of securities on a when-issued basis may increase the volatility of a Fund's NAV to the extent the Fund executes such transactions while remaining substantially fully invested. When a Fund engages in when-issued or delayed delivery transactions, it relies on the buyer or seller, as the case may be, to complete the transaction. Their failure to do so may cause the Fund to lose the opportunity to obtain or dispose of the security at a price and yield IICO, or the Fund's investment subadviser, as applicable, consider advantageous. The Fund maintains internally designated assets with a value equal to or greater than the amount of its purchase commitments. The Fund may also sell securities that it purchased on a when-issued or delayed delivery basis prior to settlement of the original purchase.

Custodian Fees. "Custodian fees" on the Statement of Operations may include interest expense incurred by a Fund on any cash overdrafts of its custodian account during the period. Such cash overdrafts may result from the effects of failed trades in portfolio securities and from cash outflows resulting from unanticipated shareholder redemption activity. A Fund pays interest to its custodian on such cash overdrafts, to the extent they are not offset by positive cash balances maintained by that Fund. The "Earnings credit" line item, if shown, represents earnings on cash balances maintained by that Fund during the period. Such interest expense and other custodian fees may be paid with these earnings.

Indemnification. The Trust's organizational documents provide current and former Trustees and Officers with a limited indemnification against liabilities arising in connection with the performance of their duties to the Trust. In the normal course of business, the Trust may also enter into contracts that provide general indemnification. The Trust's maximum exposure under these arrangements is unknown and is dependent on future claims that may be made against the Trust. The risk of material loss from such claims is considered remote.

Basis of Preparation. Each Fund is an investment company and follows accounting and reporting guidance in the Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 946 ("ASC 946"). The accompanying financial statements were prepared in accordance with U.S. GAAP, including but not limited to ASC 946. U.S. GAAP requires the use of estimates made by management. Management believes that estimates and valuations are appropriate; however, actual results may differ from those estimates, and the valuations reflected in the accompanying financial statements may differ from the value ultimately realized upon sale or maturity.

Subsequent Events. Management has performed a review for subsequent events through the date this report was issued.

3. INVESTMENT VALUATION AND FAIR VALUE MEASUREMENTS

Each Fund's investments are reported at fair value. Fair value is defined as the price that each Fund would receive upon selling an asset or would pay upon satisfying a liability in an orderly transaction between market participants at the measurement date. Each Fund calculates the NAV of its shares as of the close of the NYSE, normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

For purposes of calculating the NAV, the portfolio securities and financial instruments are valued on each business day using pricing and valuation methods as adopted by the Board. Where market quotes are readily available, fair value is generally determined on the basis of the last reported sales price, or if no sales are reported, based on quotes obtained from a quotation reporting system, established market makers, or pricing services.

Prices for fixed-income securities are typically based on quotes that are obtained from an independent pricing service approved by the Board. To determine values of fixed-income securities, the independent pricing service utilizes such factors as current quotations by broker/dealers, coupon, maturity, quality, type of issue, trading characteristics, and other yield and risk factors it deems relevant in determining valuations. Securities that cannot be valued by the independent pricing service may be valued using quotes obtained from dealers that make markets in the securities.

Investments in Ivy Government Money Market Fund are valued on the basis of amortized cost (which approximates value), whereby a portfolio security is valued at its cost initially, and thereafter valued to reflect a constant amortization to maturity of any discount or premium. Short-term securities with maturities of 60 days or less held in all Funds (with the exception of Ivy Government Money Market Fund) are valued based on quotes that are obtained from an independent pricing service approved by the Board as described in the preceding paragraph above.

Because many foreign markets close before the NYSE, events may occur between the close of the foreign market and the close of the NYSE that could have a material impact on the valuation of foreign securities. Waddell & Reed Services Company ("WRSCO"), pursuant to procedures adopted by the Board, evaluates the impact of these events and may adjust the valuation of foreign securities to reflect the fair value as of the close of the NYSE. In addition, all securities for which values are not readily available or are deemed unreliable are appraised at fair value as determined in good faith under the supervision of the Board.

Where market quotes are not readily available, portfolio securities or financial instruments are valued at fair value, as determined in good faith by the Board or Valuation Committee pursuant to procedures approved by the Board.

Market quotes are considered not readily available in circumstances where there is an absence of current or reliable market-based data (e.g., trade information or broker quotes), including where events occur after the close of the relevant market, but prior to the NYSE close, that materially affect the values of a Fund's securities or financial instruments. In addition, market quotes are considered not readily available when, due to extraordinary circumstances, the exchanges or markets on which the securities trade do not open for trading for the entire day and no other market prices are available.

The Board has delegated to WRSCO the responsibility for monitoring significant events that may materially affect the values of a Fund's securities or financial instruments and for determining whether the value of the applicable securities or financial instruments should be re-evaluated in light of such significant events. IICO, pursuant to authority delegated by the Board, has established a Valuation Committee to administer and oversee the valuation process, including the use of third party pricing vendors.

The Board has adopted methods for valuing securities and financial instruments in circumstances where market quotes are not readily available. For instances in which daily market quotes are not readily available, investments may be valued, pursuant to procedures established by the Board, with reference to other securities or indices. In the event that the security or financial instrument cannot be valued pursuant to one of the valuation methods established by the Board, the value of the security or financial instrument will be determined in good faith by the Valuation Committee in accordance with the procedures adopted by the Board.

When a Fund uses these fair valuation methods applied by WRSCO that use significant unobservable inputs to determine its NAV, securities will be priced by a method that the Board or persons acting at its direction believe accurately reflects fair value and are categorized as Level 3 of the fair value hierarchy. These methods may require subjective determinations about the value of a security. The prices used by a Fund may differ from the value that will ultimately be realized at the time the securities are sold.

WRSCO is responsible for monitoring the implementation of the pricing and valuation policies through a series of activities to provide reasonable comfort of the accuracy of prices including: 1) periodic vendor due diligence meetings to review methodologies, new developments, and process at vendors, 2) daily and monthly multi-source pricing comparisons reviewed and submitted to the Valuation Committee, and 3) daily review of unpriced, stale, and variance reports with exceptions reviewed by management and the Valuation Committee.

Accounting standards establish a framework for measuring fair value and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the reporting entity's own assumptions about the factors that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

An individual investment's fair value measurement is assigned a level based upon the observability of the inputs which are significant to the overall valuation.

The three-tier hierarchy of inputs is summarized as follows:

• Level 1 – Observable inputs such as quoted prices, available in active markets, for identical assets or liabilities.

• Level 2 – Significant other observable inputs, which may include, but are not limited to, quoted prices for similar assets or liabilities in markets that are active, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the assets or liabilities (such as interest rates, yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates) or other market corroborated inputs.

• Level 3 – Significant unobservable inputs based on the best information available in the circumstances, to the extent observable inputs are not available, which may include assumptions made by the Board or persons acting at its direction that are used in determining the fair value of investments.

A description of the valuation techniques applied to the Funds' major classes of assets and liabilities measured at fair value on a recurring basis follows:

Asset-Backed Securities and Mortgage-Backed Securities. The fair value of asset-backed securities and mortgage-backed securities are estimated using recently executed transactions and based on models that consider the estimated cash flows of each debt tranche of the issuer, establish a benchmark yield, and develop an estimated tranche specific spread to the benchmark yield based on the unique attributes of the tranche including, but not limited to, the prepayment speed assumptions and attributes of the collateral. To the extent the inputs are observable and timely, the values would be categorized in Level 2 of the fair value hierarchy, and otherwise they would be categorized as Level 3.

Bullion. The fair value of bullion is at the last settlement price at the end of each day on the board of trade or exchange upon which they are traded and are categorized in Level 1 of the fair value hierarchy.

Corporate Bonds. The fair value of corporate bonds, as obtained from an independent pricing service, is estimated using various techniques, which consider recently executed transactions in securities of the issuer or comparable issuers, market price quotations (where observable), bond spreads, fundamental data relating to the issuer, and credit default swap spreads adjusted for any basis difference between cash and derivative instruments. While most corporate bonds are categorized in Level 2 of the fair value hierarchy, in instances where lower relative weight is placed on transaction prices, quotations, or similar observable inputs, they are categorized in Level 3 of the fair value hierarchy.

Derivative Instruments. Forward foreign currency contracts are valued based upon the closing prices of the forward currency rates determined at the close of the NYSE, which are provided by an independent pricing service. Swaps derive their value from underlying asset prices, indices, reference rates and other inputs or a combination of these factors. Swaps are valued by an independent pricing service unless the price is unavailable, in which case they are valued at the price provided by a dealer in that security. Exchange-traded futures contracts are generally valued at the settlement price. Listed options are ordinarily valued at the mean of the last bid and ask price provided by an independent pricing service unless the price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer. Over-the-counter ("OTC") options are ordinarily valued at the mean of the last bid and ask price for a comparable listed option provided by an independent pricing service unless such a price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer.

Listed derivatives that are actively traded are valued based on quoted prices from the exchange and are categorized in Level 1 of the fair value hierarchy. OTC derivative contracts include forward foreign currency contracts, swap agreements, and option contracts related to interest rates, foreign currencies, credit standing of reference entities, equity prices, or commodity prices. Depending on the product and the terms of the transaction, the fair value of the OTC derivative products are modeled taking into account the counterparties' creditworthiness and using a series of techniques, including simulation models. Many pricing models do not entail material subjectivity because the methodologies employed do not necessitate significant judgments and the pricing inputs are observed from actively quoted markets, as is the case with interest rate swap and option contracts. OTC derivative products valued using pricing models with significant observable inputs are categorized within Level 2 of the fair value hierarchy.

Equity Securities. Equity securities traded on U.S. or foreign securities exchanges or included in a national market system are valued at the official closing price at the close of each business day unless otherwise stated below. OTC equity securities and listed securities for which no price is readily available are valued at the average of the last bid and ask prices.

Mutual funds, including investment funds, typically are valued at the NAV reported as of the valuation date.

Securities that are stated at the last reported sales price or closing price on the day of valuation taken from the primary exchange where the security is principally traded and to the extent these securities are actively traded and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy.

Foreign securities, for which the primary trading market closes at the same time or after the NYSE, are valued based on quotations from the primary market in which they are traded and categorized in Level 1. Because many foreign securities markets and exchanges close prior to the close of the NYSE, closing prices for foreign securities in those markets or on those exchanges do not reflect the events that occur after that close. Certain foreign securities may be fair valued using a pricing service that considers the correlation of the trading patterns of the foreign security to the intra-day trading in the U.S. markets for investments such as American Depositary Receipts, financial futures, exchange-traded funds, and the movement of certain indices of securities based on a statistical analysis of their historical relationship; such valuations generally are categorized in Level 2.

Preferred stock, repurchase agreements, and other equities traded on inactive markets or valued by reference to similar instruments are also generally categorized in Level 2.

Loans. Loans are valued using a price or composite price from one or more brokers or dealers as obtained from an independent pricing service. The fair value of loans is estimated using recently executed transactions, market price

quotations, credit/market events, and cross-asset pricing. Inputs are generally observable market inputs obtained from independent sources. Loans are generally categorized in Level 2 of the fair value hierarchy, unless key inputs are unobservable in which case they would be categorized as Level 3.

Municipal Bonds. Municipal bonds are fair valued based on pricing models used by and obtained from an independent pricing service that take into account, among other factors, information received from market makers and broker-dealers, current trades, bid-wants lists, offerings, market movements, the callability of the bond, state of issuance, benchmark yield curves, and bond insurance. To the extent that these inputs are observable and timely, the fair values of municipal bonds would be categorized as Level 2; otherwise the fair values would be categorized as Level 3.

Overdraft due to custodian. Due to the short-term nature of overdraft due to custodian, the carrying value approximates fair value and the liability is categorized as Level 2 in the fair value hierarchy.

Restricted Securities. Restricted securities that are deemed to be Rule 144A securities and illiquid, as well as restricted securities held in non-public entities, are included in Level 3 of the fair value hierarchy to the extent that significant inputs to valuation are unobservable, because they trade infrequently, if at all and, therefore, the inputs are unobservable. Restricted securities that are valued at a discount to similar publicly traded securities may be categorized as Level 2 of the fair value hierarchy to the extent that the discount is considered to be insignificant to the fair value measurement in its entirety; otherwise they may be categorized as Level 3.

U.S. Government and Agency Securities. U.S. government and agency securities are normally valued using a model that incorporates market observable data such as reported sales of similar securities, broker quotes, yields, bids, offers, quoted market prices, and reference data. Accordingly, U.S. government and agency securities are normally categorized in Level 2 of the fair value hierarchy depending on the liquidity and transparency of the market.

Transfers from Level 2 to Level 3 occurred primarily due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred primarily due to the increased availability of observable market data due to increased market activity or information.

For fair valuations using unobservable inputs, U.S. GAAP requires a reconciliation of the beginning to ending balances for reported fair values that presents changes attributable to total realized and unrealized gains or losses, purchases and sales, and transfers in or out of the Level 3 category during the period. In accordance with the requirements of U.S. GAAP, a fair value hierarchy and Level 3 reconciliation, if any, have been included in the Notes to the Schedule of Investments for each respective Fund.

Net realized gain (loss) and net unrealized appreciation (depreciation), shown on the reconciliation of Level 3 investments, if applicable, are included on the Statement of Operations in net realized gain (loss) on investments in unaffiliated and/or affiliated securities and in net change in unrealized appreciation (depreciation) on investments in unaffiliated and/or affiliated securities, respectively. Additionally, the net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of September 30, 2019, if applicable, is included on the Statement of Operations in net change in unrealized appreciation (depreciation) on investments in unaffiliated and/or affiliated securities.

4. DERIVATIVE INSTRUMENTS ($ amounts in thousands unless indicated otherwise)

The following disclosures contain information on why and how the Funds use derivative instruments, the associated risks of investing in derivative instruments, and how derivative instruments affect the Funds' financial positions and results of operations.

Forward Foreign Currency Contracts. Certain Funds are authorized to enter into forward foreign currency contracts ("forward contracts") for the purchase or sale of a foreign currency at a negotiated rate at a future date. Forward contracts are reported on a schedule following the Schedule of Investments. Forward contracts are valued daily based upon the closing prices of the forward currency rates provided by an independent pricing service determined at the close of the NYSE. The resulting unrealized appreciation and depreciation is reported on the Statement of Assets and Liabilities as a receivable or payable and on the Statement of Operations within the change in unrealized appreciation (depreciation). At contract close, the difference between the original cost of the contract and the value at the close date is recorded as a realized gain (loss) on the Statement of Operations.

Risks to a Fund related to the use of such contracts include both market and credit risk. Market risk is the risk that the value of the forward contract will depreciate due to unfavorable changes in the exchange rates. Credit risk arises from the possibility that the counterparty will default. If the counterparty defaults, a Fund's maximum loss will consist of the aggregate unrealized gain on appreciated contracts that is not collateralized.

Ivy High Income Fund and Ivy International Core Equity Fund enter into forward foreign currency exchange contracts as an economic hedge against either specific transactions or portfolio instruments or to obtain exposure to, or hedge exposure away from foreign currencies (foreign currency exchange rate risk).

Futures Contracts. Certain Funds are authorized to engage in buying and selling futures contracts. Upon entering into a futures contract, a Fund is required to deposit, in a segregated account, an amount equal to a varying specified percentage of the contract amount. This amount is known as the initial margin. Subsequent amounts, known as variation margin, are paid or received by the Fund each day, dependent on the daily fluctuations in the value of the underlying debt security or index. Options on futures contracts may also be purchased or sold by a Fund.

Futures contracts are reported on a schedule following the Schedule of Investments. Securities held in collateralized accounts to cover initial margin requirements on open futures contracts are identified on the Schedule of Investments. Cash held by the broker to cover initial margin requirements on open futures contracts and the receivable and/or payable for the daily mark to market for the variation margin are noted on the Statement of Assets and Liabilities. The net change in unrealized appreciation (depreciation) is reported on the Statement of Operations. Realized gains (losses) are reported on the Statement of Operations at the closing or expiration of futures contracts.

Risks of entering into futures contracts include the possibility of loss of securities or cash held as collateral, that there may be an illiquid market where the Fund is unable to close the contract or enter into an offsetting position and, if used for hedging purposes, the risk that the price of the contract will correlate imperfectly with the prices of the Fund's securities.

Ivy Municipal Bond Fund and Ivy Securian Core Bond Fund invest in long and/or short positions in futures contracts to gain exposure to, or economically hedge against, changes in interest rates (interest rate risk).

Option Contracts. Options purchased by a Fund are accounted for in the same manner as portfolio securities. The cost of the underlying instruments acquired through the exercise of call options is increased by the premium paid to purchase the call. The proceeds from instruments sold through the exercise of put options are decreased by the premium paid to purchase the put.

When a Fund writes (sells) an option, an amount equal to the premium received by the Fund is recorded as a liability. The amount of the liability is subsequently adjusted to reflect the current value of the option written. When an option expires on its stipulated expiration date or a Fund enters into a closing purchase transaction, the Fund realizes a gain (or loss if the cost of a closing purchase transaction exceeds the premium received when the call option was sold), and the liability related to such option is extinguished. When a written call option is exercised, the premium is added to the proceeds from the sale of the underlying instrument in determining whether a Fund has realized a gain or loss. When a written put is exercised, the cost basis of the instruments purchased by a Fund is reduced by the amount of the premium received.

Investments in options, whether purchased or written, involve certain risks. Writing put options and purchasing call options may increase a Fund's exposure to the underlying instrument. With written options, there may be times when a Fund will be required to purchase or sell instruments to meet its obligation under the option contract where the required action is not beneficial to the Fund, due to unfavorable movement of the market price of the underlying instrument.

Option contracts can be traded on a regulated exchange or traded OTC. Unlike the trades on a regulated exchange where the clearinghouse guarantees the performances of both the buyer and the seller, to the extent a Fund enters into OTC option transactions with counterparties, the Fund will be exposed to the risk that counterparties to these OTC transactions will be unable to meet their obligations under the terms of the transaction.

Ivy Mid Cap Growth Fund and Ivy Value Fund purchase and write call and put options to increase or decrease hedging exposure to underlying instruments (which include credit risk, equity risk, foreign currency exchange rate risk, event risk and/or interest rate risk), increase exposure to various equity markets or certain sectors, gain exposure to or facilitate trading in certain securities and/or, in the case of options written, to generate returns from options premiums.

Swap Agreements. Certain Funds are authorized to invest in swap agreements. Swap agreements are bilaterally negotiated agreements between a Fund and counterparty to exchange or swap investment cash flows, assets, foreign currencies or market-linked returns at specified, future intervals. Swap agreements are privately negotiated in the over-the-counter market ("OTC swaps"). If the OTC swap entered is one of the swaps identified by a relevant regulator as a swap that is required to be cleared, then it will be cleared through a third party, known as a central counterparty or derivatives clearing organization ("centrally cleared swaps").

Swaps are marked to market daily and changes in value are recorded as unrealized appreciation (depreciation) on the Statement of Operations. Payments received or made by the Fund are recorded as realized gain or loss on the Statement of Operations. Any upfront premiums paid are recorded as assets and any upfront fees received are recorded as liabilities and are shown as swap premiums paid and swap premiums received, respectively, if any, on the Statement of Assets and Liabilities and amortized over the term of the swap. An early termination payment received or made at an early termination or a final payment made at the maturity of the swap is recorded as realized gain or loss on the Statement of Operations.

After a centrally cleared swap is accepted for clearing, a Fund may be required to deposit initial margin with a Clearing Member in the form of cash or securities. Securities deposited as initial margin, if any, are designated on the Schedule of Investments. Cash deposited as initial margin is identified on the Schedule of Investments and is recorded as restricted cash on the Statement of Assets and Liabilities.

Total return swaps involve a commitment of one party to pay periodic interest payments in exchange for a market-linked return based on a security or a basket of securities including a variety of securities or representing a particular index. To the extent the total return of the security, a basket of securities, or an index exceeds or falls short of the offsetting interest rate obligation, the Fund will receive a payment from or make a payment to the counterparty.

Ivy Small Cap Core Fund and Ivy Small Cap Growth Fund enter into total return swaps to hedge exposure to a security or market.

The creditworthiness of the counterparty with which a Fund enters into a swap agreement is monitored by IICO. If a counterparty creditworthiness declines, the value of the agreement would likely decline, potentially resulting in losses. If a default occurs by the counterparty to such a transaction, the Fund will have contractual remedies pursuant to the agreement related to the transaction. The maximum loss a Fund may incur consists of the aggregate unrealized gain on appreciated contracts that is not collateralized due to facts specific to certain situations (i.e., collateral may not have been posted by the counterparty due to the required collateral amount being less than the pre-agreed thresholds. Additionally, regulatory developments called stay resolutions and the ensuing required contractual amendments to the transactional documentation, including derivatives, permit the relevant regulators to preclude parties to a transaction from terminating trades, among other rights it may have in the trade agreements should a counterparty that it regulates experience financial distress. A relevant regulator also has the authority to reduce the value of certain liabilities owed by the counterparty to a Fund and/or convert cash liabilities of a regulated entity into equity holdings. The power given to the relevant regulators includes the ability to amend transactional agreements unilaterally, modify the maturity of eligible liabilities, reduce the amount of interest payable or change the date on which interest becomes payable, among other powers.

To prevent incurring losses due to the counterparty credit risk, IICO actively monitors the creditworthiness of the counterparties with which it has entered financial transactions. IICO consistently and frequently risk manages the credit risk of the counterparties it faces in transactions.

Collateral and rights of offset. A Fund mitigates credit risk with respect to OTC derivative counterparties through credit support annexes ("CSA") included with an International Swaps and Derivatives Association, Inc. ("ISDA") Master Agreement which is the standard contract governing all OTC derivative transactions between the Fund and each of its counterparties. Although it is not possible to eliminate credit risk entirely, the CSA allows the Fund and its counterparty to reduce their exposure to the risk of payment default by the other party by holding an amount in collateral equivalent to the realized and unrealized amount of exposure to the counterparty, which is generally held by the Fund's custodian. An amount of collateral is moved to/from applicable counterparties only if the amount of collateral required to be posted surpasses both the threshold and the minimum transfer amount pre-agreed in the CSA between the Fund and the counterparty. See Note 2 "Segregation and Collateralization" for additional information with respect to collateral practices.

Offsetting of Assets and Liabilities. The following tables present financial instruments that are either (1) offset or (2) subject to an enforceable master netting arrangement or similar agreement as of September 30, 2019:

Assets

				Gross Amounts Not Offset on the Statement of Assets and Liabilities			
Fund	Gross Amounts of Recognized Assets	Gross Amounts Offset on the Statement of Assets and Liabilities	Net Amounts of Assets Presented on the Statement of Assets and Liabilities	Financial Instruments and Derivatives Available for Offset	Non-Cash Collateral Received	Cash Collateral Received	Net Amount Receivable
Ivy High Income Fund							
Unrealized appreciation on forward foreign currency contracts[1]	$ 250	$—	$ 250	$ —	$—	$(250)	$—
Ivy International Core Equity Fund							
Unrealized appreciation on forward foreign currency contracts[1]	$2,676	$—	$2,676	$(2,676)	$—	$ —	$—

(1) Amounts include forward contracts that have an offset to an open and close contract, but have not settled. These amounts are included on the Statement of Assets and Liabilities line item for Investment securities sold receivable.

Liabilities

Fund	Gross Amounts of Recognized Liabilities	Gross Amounts Offset on the Statement of Assets and Liabilities	Net Amounts of Liabilities Presented on the Statement of Assets and Liabilities	Gross Amounts Not Offset on the Statement of Assets and Liabilities: Financial Instruments and Derivatives Available for Offset	Non-Cash Collateral Pledged	Cash Collateral Pledged	Net Amount Payable
Ivy High Income Fund							
Unrealized depreciation on forward foreign currency contracts(1)	$ 187	$—	$ 187	$ —	$ —	$ (90)	$ 97
Ivy International Core Equity Fund							
Unrealized depreciation on forward foreign currency contracts(1)	$26,711	$—	$26,711	$(2,676)	$(24,035)	$ —	$ —
Ivy Mid Cap Growth Fund							
Written options at value	$ 652	$—	$ 652	$ —	$ —	$ (652)	$ —
Ivy Small Cap Growth Fund							
Swap agreements, at value	$2,687	$—	$2,687	$ —	$ —	$(2,080)	$607
Ivy Value Fund							
Written options at value	$ 69	$—	$ 69	$ —	$ (47)	$ —	$ 22

(1) Amounts include forward contracts that have an offset to an open and close contract, but have not settled. These amounts are included on the Statement of Assets and Liabilities line item for Investment securities purchased payable.

Additional Disclosure Related to Derivative Instruments

Fair values of derivative instruments as of September 30, 2019:

Fund	Type of Risk Exposure	Assets: Statement of Assets & Liabilities Location	Assets: Value	Liabilities: Statement of Assets & Liabilities Location	Liabilities: Value
Ivy International Core Equity Fund	Foreign currency	Unrealized appreciation on forward foreign currency contracts	$1,740	Unrealized depreciation on forward foreign currency contracts	$2,276
Ivy Mid Cap Growth Fund	Equity		—	Written options at value	652
Ivy Municipal Bond Fund	Interest rate	Unrealized appreciation on futures contracts*	234		—
Ivy Securian Core Bond Fund	Interest rate	Unrealized appreciation on futures contracts*	1,168	Unrealized depreciation on futures contracts*	2,556
Ivy Small Cap Growth Fund	Equity		—	Swap agreements, at value	2,687
Ivy Value Fund	Equity		—	Written options at value	481

** The value presented includes cumulative gain (loss) on open futures contracts; however, the value reflected on the accompanying Statement of Assets and Liabilities is only the unsettled variation margin receivable (payable) as of period ended September 30, 2019.*

Amount of realized gain (loss) on derivatives recognized on the Statement of Operations for the period ended September 30, 2019:

Fund	Type of Risk Exposure	Net realized gain (loss) on:					
		Investments in unaffiliated securities*	Swap agreements	Futures contracts	Written options	Forward foreign currency contracts	Total
Ivy High Income Fund	Foreign currency	$ —	$ —	$ —	$ —	$ 215	$ 215
Ivy International Core Equity Fund	Foreign currency	—	—	—	—	3,185	3,185
Ivy Mid Cap Growth Fund	Equity	25,176	—	—	(2,150)	—	23,026
Ivy Municipal Bond Fund	Interest rate	—	—	(2,406)	—	—	(2,406)
Ivy Securian Core Bond Fund	Interest rate	—	—	8,260	—	—	8,260
Ivy Small Cap Core Fund	Equity	—	(6)	—	—	—	(6)
Ivy Small Cap Growth Fund	Equity	—	6,208	—	—	—	6,208
Ivy Value Fund	Equity	—	—	—	884	—	884

* Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.

Change in unrealized appreciation (depreciation) on derivatives recognized on the Statement of Operations for the period ended September 30, 2019:

Fund	Type of Risk Exposure	Net change in unrealized appreciation (depreciation) on:					
		Investments in unaffiliated securities*	Swap agreements	Futures contracts	Written options	Forward foreign currency contracts	Total
Ivy High Income Fund	Foreign currency	$—	$ —	$ —	$ —	$ (2)	$ (2)
Ivy International Core Equity Fund	Foreign currency	—	—	—	—	20,276	20,276
Ivy Mid Cap Growth Fund	Equity	—	—	—	422	—	422
Ivy Municipal Bond Fund	Interest rate	—	—	760	—	—	760
Ivy Securian Core Bond Fund	Interest rate	—	—	(2,879)	—	—	(2,879)
Ivy Small Cap Growth Fund	Equity	—	(3,473)	—	—	—	(3,473)
Ivy Value Fund	Equity	—	—	—	351	—	351

* Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.

During the period ended September 30, 2019, the average derivative volume was as follows:

Fund	Forward foreign currency contracts[1]	Long futures contracts[2]	Short futures contracts[2]	Swap agreements[3]	Purchased options[2]	Written options[2]
Ivy High Income Fund	$ 69	$ —	$ —	$ —	$ —	$ —
Ivy International Core Equity Fund	2,263	—	—	—	—	—
Ivy Mid Cap Growth Fund	—	—	—	—	799	311
Ivy Municipal Bond Fund	—	—	18,212	—	—	—
Ivy Securian Core Bond Fund	—	178,741	62,048	—	—	—
Ivy Small Cap Growth Fund	—	—	—	75,780	—	—
Ivy Value Fund	—	—	—	—	—	499

(1) Average absolute value of unrealized appreciation/depreciation during the period.
(2) Average value outstanding during the period.
(3) Average notional amount outstanding during the period.

5. BASIS FOR CONSOLIDATION OF THE IVY EMERGING MARKETS EQUITY FUND

Ivy EME, Ltd. (the "Subsidiary"), a Cayman Islands exempted company, was incorporated as a wholly owned subsidiary acting as an investment vehicle for the Ivy Emerging Markets Equity Fund (referred to as "the Fund" in this subsection). The Subsidiary acts as an investment vehicle for the Fund, in order to effect certain investments for the Fund consistent with the Fund's investment objectives and policies as specified in its prospectus and SAI. The Fund's investment portfolio has been consolidated and includes the portfolio holdings of the Fund and its Subsidiary. The consolidated financial

statements include the accounts of the Fund and its Subsidiary. All inter-company transactions and balances have been eliminated. A subscription agreement was entered into between the Fund and its Subsidiary comprising the entire issued share capital of the Subsidiary with the intent that the Fund will remain the sole shareholder and retain all rights. Under the Articles of Association, shares issued by the Subsidiary confer upon a shareholder the right to receive notice of, to attend and to vote at general meetings of the Subsidiary and shall confer upon the shareholder rights in a winding-up or repayment of capital and the right to participate in the profits or assets of the Subsidiary.

See the table below for details regarding the structure, incorporation and relationship as of September 30, 2019 of the Subsidiary to the Fund (amounts in thousands).

Subsidiary	Date of Incorporation	Subscription Agreement	Fund Net Assets	Subsidiary Net Assets	Percentage of Fund Net Assets
Ivy EME, Ltd.	1-31-13	4-10-13	$1,712,752	$336	0.02%

6. INVESTMENT MANAGEMENT AND PAYMENTS TO AFFILIATED PERSONS
($ amounts in thousands unless indicated otherwise)

Management Fees. IICO, a wholly owned subsidiary of Waddell & Reed Financial, Inc. ("WDR"), serves as each Fund's investment manager. The management fee is accrued daily by each Fund at the following annual rates as a percentage of average daily net assets:

Fund (M - Millions)	$0 to $250M	$250 to $500M	$500 to $1,000M	$1,000 to $1,500M	$1,500 to $2,000M	$2,000 to $3,000M	$3,000 to $5,000M	$5,000 to $6,000M	$6,000 to $10,000M	$10,000 to $15,000M	$15,000 to $20,000M	Over $20,000M
Ivy Core Equity Fund	0.700%	0.700%	0.700%	0.650%	0.650%	0.600%	0.550%	0.525%	0.500%	0.490%	0.490%	0.490%
Ivy Emerging Markets Equity Fund	1.000	1.000	0.850	0.830	0.830	0.800	0.760	0.755	0.755	0.750	0.750	0.750
Ivy Global Bond Fund	0.625	0.625	0.600	0.550	0.500	0.500	0.500	0.490	0.490	0.480	0.480	0.480
Ivy Global Equity Income Fund	0.700	0.700	0.700	0.650	0.650	0.600	0.550	0.545	0.545	0.540	0.540	0.540
Ivy Global Growth Fund	0.850	0.850	0.850	0.830	0.830	0.800	0.700	0.695	0.695	0.690	0.690	0.690
Ivy Government Money Market Fund	0.350	0.350	0.350	0.300	0.300	0.300	0.300	0.300	0.300	0.300	0.300	0.300
Ivy High Income Fund	0.625	0.625	0.600	0.550	0.500	0.500	0.500	0.500	0.500	0.490	0.490	0.480
Ivy International Core Equity Fund	0.850	0.850	0.850	0.830	0.830	0.800	0.700	0.690	0.690	0.680	0.680	0.680
Ivy Large Cap Growth Fund	0.700	0.700	0.700	0.650	0.650	0.600	0.550	0.545	0.545	0.540	0.540	0.540
Ivy Limited-Term Bond Fund	0.500	0.500	0.450	0.400	0.350	0.350	0.350	0.340	0.340	0.330	0.330	0.330
Ivy Managed International Opportunities Fund	0.050	0.050	0.050	0.050	0.050	0.050	0.050	0.050	0.050	0.050	0.050	0.050
Ivy Mid Cap Growth Fund	0.850	0.850	0.850	0.830	0.830	0.800	0.760	0.730	0.730	0.700	0.670	0.670
Ivy Mid Cap Income Opportunities Fund	0.850	0.850	0.850	0.830	0.830	0.800	0.760	0.730	0.730	0.700	0.670	0.670
Ivy Municipal Bond Fund	0.525	0.525	0.500	0.450	0.400	0.400	0.400	0.395	0.395	0.390	0.385	0.385
Ivy Municipal High Income Fund	0.525	0.525	0.500	0.450	0.400	0.400	0.400	0.395	0.395	0.390	0.385	0.385
Ivy Pzena International Value Fund	1.000	1.000	0.850	0.830	0.830	0.800	0.760	0.730	0.730	0.700	0.700	0.700
Ivy Securian Core Bond Fund	0.525	0.525	0.500	0.450	0.400	0.400	0.400	0.395	0.395	0.390	0.390	0.390
Ivy Small Cap Core Fund	0.850	0.850	0.850	0.830	0.830	0.800	0.760	0.730	0.730	0.720	0.720	0.720

Fund (M - Millions)	$0 to $250M	$250 to $500M	$500 to $1,000M	$1,000 to $1,500M	$1,500 to $2,000M	$2,000 to $3,000M	$3,000 to $5,000M	$5,000 to $6,000M	$6,000 to $10,000M	$10,000 to $15,000M	$15,000 to $20,000M	Over $20,000M
Ivy Small Cap Growth Fund	0.850%	0.850%	0.850%	0.830%	0.830%	0.800%	0.760%	0.730%	0.730%	0.720%	0.720%	0.720%
Ivy Value Fund	0.700	0.700	0.700	0.650	0.650	0.600	0.550	0.545	0.545	0.540	0.540	0.540

For the period from May 18, 2009 to September 30, 2016, IICO voluntarily agreed to reduce the management fee paid to 0.485%, on an annual basis, of net assets for any day that Ivy Municipal High Income Fund's net assets are below $500 million.

For Funds managed solely by IICO, IICO has voluntarily agreed to waive a Fund's management fee on any day that the Fund's net assets are less than $25 million, subject to IICO's right to change or modify this waiver. See Expense Reimbursements and/or Waivers below for amounts waived during the period ended September 30, 2019.

IICO has entered into Subadvisory Agreements with the following entities on behalf of certain Funds:

Under an agreement between IICO and Pzena Investment Management, LLC ("Pzena"), Pzena serves as subadviser to Ivy Pzena International Value Fund. Under an agreement between IICO and Securian Asset Management, Inc. ("Securian AM"), Securian AM serves as subadviser to Ivy Securian Core Bond Fund. Each subadviser makes investment decisions in accordance with the Fund's investment objectives, policies and restrictions under the supervision of IICO and the oversight of the Board. IICO pays all applicable costs of the subadvisers.

Independent Trustees and Chief Compliance Officer Fees. Fees paid to the Independent Trustees can be paid in cash or deferred to a later date, at the election of the Trustees according to the Deferred Fee Agreement entered into between the Trust and the Trustee(s). Each Fund records its portion of the deferred fees as a liability on the Statement of Assets and Liabilities. All fees paid in cash plus any appreciation (depreciation) in the underlying deferred plan are shown on the Statement of Operations. Additionally, fees paid to the Chief Compliance Officer of the Funds are shown on the Statement of Operations.

Accounting Services Fees. The Trust has an Accounting and Administrative Services Agreement with WRSCO, doing business as WI Services Company ("WISC"), an indirect subsidiary of WDR. Under the agreement, WISC acts as the agent in providing bookkeeping and accounting services and assistance to the Trust, including maintenance of Fund records, pricing of Fund shares and preparation of certain shareholder reports. For these services, each Fund, other than Ivy Managed International Opportunities Fund, pays WISC a monthly fee of one-twelfth of the annual fee based on the average net asset levels shown in the following table:

(M - Millions)	$0 to $10M	$10 to $25M	$25 to $50M	$50 to $100M	$100 to $200M	$200 to $350M	$350 to $550M	$550 to $750M	$750 to $1,000M	Over $1,000M
Annual Fee Rate	$0.00	$11.50	$23.10	$35.50	$48.40	$63.20	$82.50	$96.30	$121.60	$148.50

In addition, for each class of shares in excess of one, each Fund pays WISC a monthly per-class fee equal to 2.5% of the monthly accounting services base fee.

Under the Accounting and Administrative Services Agreement for the Ivy Managed International Opportunities Fund, the Fund pays WISC a monthly fee of one-twelfth of the annual fee shown in the following table:

(M - Millions)	$0 to $10M	$10 to $25M	$25 to $50M	$50 to $100M	$100 to $200M	$200 to $350M	$350 to $550M	$550 to $750M	$750 to $1,000M	Over $1,000M
Annual Fee Rate	$0.000	$5.748	$11.550	$17.748	$24.198	$31.602	$41.250	$48.150	$60.798	$74.250

In addition, for each class of shares in excess of one, the Ivy Managed International Opportunities Fund pays WISC a monthly per-class fee equal to 1.25% of the monthly accounting services base fee.

Each Fund also pays WISC a monthly administrative fee at the annual rate of 0.01%, or one basis point, for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion. This fee is voluntarily waived by WISC until a Fund's net assets are at least $10 million and is included in "Accounting services fee" on the Statement of Operations.

Shareholder Servicing. General. Under the Shareholder Servicing Agreement between the Trust and WISC, with respect to Class A, Class B, Class C, Class E and Class T shares, for each shareholder account that was in existence at any time during the prior month, each Fund pays a monthly fee that ranges from $1.5042 to $1.6958 per account; however, WISC has agreed to reduce that fee if the number of total shareholder accounts within the Complex (InvestEd Portfolios and Ivy Funds) reaches certain levels. Ivy Government Money Market Fund pays a monthly fee of $1.75 for each shareholder account that was in existence at any time during the prior month plus, for Class A shareholder accounts, $0.75 for each shareholder check processed in the prior month. Ivy Limited-Term Bond Fund Class A, which also has check writing privileges, pays $0.75 for each shareholder check processed in the prior month. For Class R shares, each Fund pays a monthly fee equal to one-twelfth

of 0.25 of 1% of the average daily net assets of the class for the preceding month. For Class I and Class Y shares, each Fund pays a monthly fee equal to one-twelfth of 0.15 of 1% of the average daily net assets of the class for the preceding month. For Class N shares, each Fund pays WISC a monthly fee equal to one-twelfth of 0.01 of 1% of the average daily net assets of the class for the preceding month. Each Fund also reimburses WISC for certain out-of-pocket costs for all classes.

Networked accounts. For certain networked accounts (that is, those accounts whose Fund shares are purchased through certain financial intermediaries), WISC has agreed to reduce its per account fees charged to the Funds to $0.50 per month per shareholder account. Additional fees may be paid by the Funds to those intermediaries. The Fund will reimburse WISC for such costs if the annual rate of the third-party per account charges for a Fund are less than or equal to $12.00 per account or an annual fee of 0.14 of 1% that is based on average daily net assets.

Broker accounts. Certain broker-dealers that maintain shareholder accounts with each Fund through an omnibus account provide transfer agent and other shareholder-related services that would otherwise be provided by WISC if the individual accounts that comprise the omnibus account were opened by their beneficial owners directly. Each Fund may pay such broker-dealers a per account fee for each open account within the omnibus account (up to $18.00 per account), or a fixed rate fee (up to an annual fee of 0.20 of 1% that is based on average daily net assets), based on the average daily NAV of the omnibus account (or a combination thereof).

Distribution and Service Plan. Class A, Class E and Class T Shares. Under a Distribution and Service Plan adopted by the Trust pursuant to Rule 12b–1 under the 1940 Act (the "Distribution and Service Plan"), each Fund, other than Ivy Government Money Market Fund, may pay a distribution and/or service fee to Ivy Distributors, Inc. ("IDI") for Class A, Class E and Class T shares in an amount not to exceed 0.25% of the Fund's average annual net assets. The fee is to be paid to compensate IDI for amounts it expends in connection with the distribution of the Class A, Class E and Class T shares and/or provision of personal services to Fund shareholders and/or maintenance of shareholder accounts of that class.

Class B and Class C Shares. Under the Distribution and Service Plan, each Fund may pay IDI a service fee not to exceed 0.25% and a distribution fee not to exceed 0.75% of the Fund's average annual net assets for Class B and Class C shares to compensate IDI for its services in connection with the distribution of shares of that class and/or provision of personal services to Class B or Class C shareholders and/or maintenance of shareholder accounts of that class.

Class R Shares. Under the Distribution and Service Plan, each Fund may pay IDI a fee of up to 0.50%, on an annual basis, of the average daily net assets of the Fund's Class R shares to compensate IDI for, either directly or through third parties, distributing the Class R shares of that Fund, providing personal services to Class R shareholders and/or maintaining Class R shareholder accounts.

Class Y Shares. Under the Distribution and Service Plan, each Fund may pay IDI a fee of up to 0.25%, on an annual basis, of the average daily net assets of the Fund's Class Y shares to compensate IDI for, either directly or through third parties, distributing the Class Y shares of that Fund, providing personal services to Class Y shareholders and/or maintaining Class Y shareholder accounts.

Sales Charges. As principal underwriter for the Trust's shares, IDI receives sales commissions (which are not an expense of the Trust) for sales of Class A, Class E and Class T shares. A CDSC may be assessed against a shareholder's redemption amount of Class B, Class C or certain Class A and Class E shares and is paid to IDI. During the period ended September 30, 2019, IDI received the following amounts in sales commissions and CDSCs:

	Gross Sales Commissions	CDSC				Commissions Paid[1]
		Class A	Class B	Class C	Class E	
Ivy Core Equity Fund	$753	$ 1	$ 1	$ 2	$ —	$643
Ivy Emerging Markets Equity Fund	108	—*	—*	3	—	104
Ivy Global Bond Fund	31	—*	—*	—*	N/A	29
Ivy Global Equity Income Fund	70	—*	—*	—*	—	59
Ivy Global Growth Fund	114	—*	—*	1	—	96
Ivy Government Money Market Fund	—	—*	—*	—*	—	—
Ivy High Income Fund	791	3	6	18	—	743
Ivy International Core Equity Fund	105	—*	—*	5	—	102
Ivy Large Cap Growth Fund	726	1	—*	5	—	620
Ivy Limited-Term Bond Fund	293	16	—*	1	—	272
Ivy Managed International Opportunities Fund	22	—*	—*	—*	—	19
Ivy Mid Cap Growth Fund	560	1	1	9	—	520
Ivy Mid Cap Income Opportunities Fund	85	—*	N/A	5	—	75
Ivy Municipal Bond Fund	99	1	—	—*	N/A	91
Ivy Municipal High Income Fund	209	3	—*	2	N/A	191
Ivy Pzena International Value Fund	13	—*	—*	—*	N/A	11

	Gross Sales Commissions	CDSC				Commissions Paid[1]
		Class A	Class B	Class C	Class E	
Ivy Securian Core Bond Fund	$ 81	$—*	$—*	$ 2	$—	$ 74
Ivy Small Cap Core Fund	63	—*	—*	2	—	54
Ivy Small Cap Growth Fund	389	—*	—*	7	—	344
Ivy Value Fund	87	—*	—*	—*	—	74

*   Not shown due to rounding.
(1) IDI reallowed/paid this portion of the sales charge to financial advisors and selling broker-dealers.

Expense Reimbursements and/or Waivers. IICO, the Funds' investment manager, IDI, the Funds' distributor, and/or Waddell & Reed Services Company, doing business as WISC, the Funds' transfer agent, have contractually agreed to reimburse sufficient management fees, 12b-1 fees and/or shareholder servicing fees to cap the total annual ordinary fund operating expenses (which would exclude interest, taxes, brokerage commissions, acquired fund fees and expenses, and extraordinary expenses, if any). Fund and class expense limitations and related waivers/reimbursements for the period ended September 30, 2019 were as follows:

Fund Name	Share Class Name	Type of Expense Limit	Commencement Date	End Date	Expense Limit	Amount of Expense Waiver/ Reimbursement	Expense Reduced
Ivy Core Equity Fund	Class A	Contractual	1-11-2013	7-31-2020	1.04%	$ —	N/A
	Class B	Contractual	10-16-2017	7-31-2020	2.13%	$ 2	12b-1 Fees and/or Shareholder Servicing
	Class E	Contractual	8-1-2008	7-31-2020	1.02%[1]	$ 10	12b-1 Fees and/or Shareholder Servicing
	Class I	Contractual	1-11-2013	7-31-2020	0.84%	$ —	N/A
	Class N	Contractual	8-15-2018	7-31-2020	Not to exceed Class I	$ —	N/A
	Class Y	Contractual	1-11-2013	7-31-2020	0.84%	$ 51	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2020	Not to exceed Class A	$ —	N/A
Ivy Emerging Markets Equity Fund	Class A	Contractual	3-17-2014	7-31-2020	1.58%	$ —	N/A
	Class B	Contractual	3-17-2014	7-31-2020	2.50%	$ 1	12b-1 Fees and/or Shareholder Servicing
	Class I	Contractual	3-17-2014	7-31-2020	0.99%	$832	Shareholder Servicing
	Class N	Contractual	3-17-2014	7-31-2020	0.99%	$ —	N/A
	Class N	Contractual	8-15-2018	7-31-2020	Not to exceed Class I	$ —	N/A
	Class T	Contractual	7-5-2017	7-31-2020	Not to exceed Class A	$ —	N/A
	Class Y	Contractual	3-17-2014	7-31-2020	Not to exceed Class A	$ —	N/A
Ivy Global Bond Fund	Class A	Contractual	6-2-2008	7-31-2020	0.99%	$250	12b-1 Fees and/or Shareholder Servicing
	Class B	Contractual	6-2-2008	7-31-2020	1.74%	$ 3	12b-1 Fees and/or Shareholder Servicing
	Class C	Contractual	6-2-2008	7-31-2020	1.74%	$ 10	12b-1 Fees and/or Shareholder Servicing
	Class I	Contractual	6-2-2008	7-31-2020	0.74%	$ 192	Shareholder Servicing
	Class N	Contractual	4-1-2017	7-31-2020	0.74%	$ —	N/A
	Class N	Contractual	8-15-2018	7-31-2020	Not to exceed Class I	$ —	N/A
	Class Y	Contractual	6-2-2008	7-31-2020	0.99%	$ 2	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2020	Not to exceed Class A	$ —	N/A

Fund Name	Share Class Name	Type of Expense Limit	Commencement Date	End Date	Expense Limit	Amount of Expense Waiver/ Reimbursement	Expense Reduced
Ivy Global Equity Income Fund	Class A	Contractual	6-4-2012	7-31-2020	1.24%	$ 30	12b-1 Fees and/or Shareholder Servicing
	Class B	Contractual	6-4-2012	7-31-2020	1.95%	$ 5	12b-1 Fees and/or Shareholder Servicing
	Class E	Contractual	2-26-2018	7-31-2020	1.13%	$ 9	12b-1 Fees and/or Shareholder Servicing
	Class I	Contractual	6-4-2012	7-31-2020	0.92%	$ 52	Shareholder Servicing
	Class N	Contractual	8-15-2015	7-31-2020	Not to exceed Class I	$ —	N/A
	Class Y	Contractual	6-4-2012	7-31-2020	1.19%	$ 1	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2020	Not to exceed Class A	$ —	N/A
Ivy Global Growth Fund	Class B	Contractual	2-26-2018	7-31-2020	2.58%	$ —*	12b-1 Fees and/or Shareholder Servicing
	Class I	Contractual	8-1-2011	7-31-2020	1.06%	$ 88	Shareholder Servicing
	Class N	Contractual	8-15-2018	7-31-2020	Not to exceed Class I	$ —	N/A
	Class Y	Contractual	8-1-2011	7-31-2020	Not to exceed Class A	$ 1	12b-1 Fees and/or Shareholder Servicing
Ivy Government Money Market Fund	Class E	Contractual	7-31-2018	7-31-2020	0.51%[2]	$ 7	12b-1 Fees and/or Shareholder Servicing
Ivy High Income Fund	Class B	Contractual	2-26-2018	7-31-2020	1.71%	$ 12	12b-1 Fees and/or Shareholder Servicing
	Class C	Contractual	2-26-2018	7-31-2020	1.66%	$ 68	12b-1 Fees and/or Shareholder Servicing
	Class E	Contractual	8-1-2008	7-31-2020	1.08%	$ 7	12b-1 Fees and/or Shareholder Servicing
	Class N	Contractual	8-15-2018	7-31-2020	Not to exceed Class I	$ —	N/A
	Class T	Contractual	7-5-2017	7-31-2020	Not to exceed Class A	$ —	N/A
	Class Y	Contractual	8-1-2011	7-31-2020	Not to exceed Class A	$ 35	12b-1 Fees and/or Shareholder Servicing
Ivy International Core Equity Fund	All Classes	Contractual	8-1-2008	7-31-2020	N/A	$ 237[3]	Investment Management Fee
	Class A	Contractual	11-5-2018	7-31-2020	1.25%	$ 115	12b-1 Fees and/or Shareholder Servicing
	Class B	Contractual	11-5-2018	7-31-2020	2.11%	$ 3	12b-1 Fees and/or Shareholder Servicing
	Class C	Contractual	11-5-2018	7-31-2020	1.93%	$ 29	12b-1 Fees and/or Shareholder Servicing
	Class E	Contractual	8-1-2008	7-31-2020	1.23%[4]	$ 10	12b-1 Fees and/or Shareholder Servicing
	Class I	Contractual	7-31-2018	7-31-2020	0.79%	$2,452	Shareholder Servicing
	Class N	Contractual	7-31-2018	7-31-2020	0.79%	$ 122	Shareholder Servicing
	Class N	Contractual	8-15-2018	7-31-2020	Not to exceed Class I	$ —	N/A
	Class R	Contractual	11-5-2018	7-31-2020	1.53%	$ 8	12b-1 Fees and/or Shareholder Servicing
	Class T	Contractual	7-5-2017	7-31-2020	Not to exceed Class A	$ —	N/A
	Class Y	Contractual	8-15-2018	7-31-2020	1.18%	$ 52	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2020	Not to exceed Class A	$ —	N/A

Fund Name	Share Class Name	Type of Expense Limit	Commencement Date	End Date	Expense Limit	Amount of Expense Waiver/ Reimbursement	Expense Reduced
Ivy Large Cap Growth Fund	Class A	Contractual	6-1-2006	7-31-2020	1.05%	$ —	N/A
	Class B	Contractual	2-26-2018	7-31-2020	1.85%	$ 6	12b-1 Fees and/or Shareholder Servicing
	Class E	Contractual	8-1-2008	7-31-2020	1.13%[5]	$ 1	12b-1 Fees and/or Shareholder Servicing
	Class I	Contractual	6-13-2011	7-31-2020	0.69%	$1,198	Shareholder Servicing
	Class N	Contractual	7-31-2018	7-31-2020	0.69%	$ —	N/A
	Class N	Contractual	8-15-2018	7-31-2020	Not to exceed Class I	$ —	N/A
	Class Y	Contractual	6-1-2006	7-31-2020	1.05%	$ 7	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2020	Not to exceed Class A	$ —	N/A
Ivy Limited-Term Bond Fund	Class E	Contractual	8-1-2010	7-31-2020	0.95%	$ 2	12b-1 Fees and/or Shareholder Servicing
	Class N	Contractual	8-15-2018	7-31-2020	Not to exceed Class I	$ —	N/A
	Class Y	Contractual	8-1-2011	7-31-2020	Not to exceed Class A	$ 2	12b-1 Fees and/or Shareholder Servicing
Ivy Managed International Opportunities Fund	All Classes	Contractual	3-17-2014	7-31-2020	N/A	$ 10[6]	Investment Management Fee
	Class A	Contractual	3-17-2014	7-31-2020	0.49%	$ 8	12b-1 Fees and/or Shareholder Servicing
	Class B	Contractual	3-17-2014	7-31-2020	1.40%	$ —*	12b-1 Fees and/or Shareholder Servicing
	Class C	Contractual	3-17-2014	7-31-2020	1.29%	$ 1	12b-1 Fees and/or Shareholder Servicing
	Class I	Contractual	3-17-2014	7-31-2020	0.16%	$ 20	Shareholder Servicing
	Class N	Contractual	7-5-2017	7-31-2020	Not to exceed Class I	$ —*	Shareholder Servicing
	Class R	Contractual	3-17-2014	7-31-2020	0.72%	$ —	N/A
	Class Y	Contractual	3-17-2014	7-31-2020	0.38%	$ 1	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	3-17-2014	7-31-2020	Not to exceed Class A	$ —	N/A
Ivy Mid Cap Growth Fund	All Classes	Contractual	8-1-2008	7-31-2020	N/A	$ 799[7]	Investment Management Fee
	Class A	Contractual	8-1-2014	7-31-2020	1.31%	$ —	N/A
	Class B	Contractual	2-26-2018	7-31-2020	2.09%	$ 1	12b-1 Fees and/or Shareholder Servicing
	Class E	Contractual	8-1-2008	7-31-2020	1.28%	$ 8	12b-1 Fees and/or Shareholder Servicing
	Class I	Contractual	7-31-2018	7-31-2020	0.79%	$2,113	Shareholder Servicing
	Class N	Contractual	7-31-2018	7-31-2020	0.79%	$ 52	Shareholder Servicing
	Class N	Contractual	8-15-2018	7-31-2020	Not to exceed Class I	$ —	N/A
	Class Y	Contractual	8-1-2011	7-31-2020	Not to exceed Class A	$ —	N/A

Fund Name	Share Class Name	Type of Expense Limit	Commencement Date	End Date	Expense Limit	Amount of Expense Waiver/ Reimbursement	Expense Reduced
Ivy Mid Cap Income Opportunities Fund	All Classes	Contractual	10-1-2014	7-31-2020	N/A	$279[8]	Investment Management Fee
	Class A	Contractual	10-1-2014	7-31-2020	1.35%	$ —	N/A
	Class C	Contractual	10-1-2014	7-31-2020	2.07%	$ —	N/A
	Class E	Contractual	10-1-2014	7-31-2020	1.30%	$ —	N/A
	Class I	Contractual	10-1-2014	7-31-2021	0.83%[9]	$ 412	Shareholder Servicing
	Class N	Contractual	10-1-2014	7-31-2021	0.83%[9]	$ 9	Shareholder Servicing
	Class N	Contractual	8-15-2018	7-31-2021	Not to exceed Class I	$ —	N/A
	Class R	Contractual	10-1-2014	7-31-2020	1.80%	$ —	N/A
	Class Y	Contractual	10-1-2014	7-31-2020	1.35%	$ —	N/A
	Class Y	Contractual	10-1-2014	7-31-2020	Not to exceed Class A	$ —	N/A
Ivy Municipal Bond Fund	Class A	Contractual	10-16-2017	7-31-2020	0.84%	$ 174	12b-1 Fees and/or Shareholder Servicing
	Class I	Contractual	10-16-2017	7-31-2020	0.70%	$ 74	Shareholder Servicing
	Class N	Contractual	7-5-2017	7-31-2020	Not to exceed Class I	$ —	N/A
	Class Y	Contractual	8-1-2011	7-31-2020	Not to exceed Class A	$ —*	12b-1 Fees and/or Shareholder Servicing
Ivy Municipal High Income Fund	Class B	Contractual	10-1-2016	7-31-2020	1.62%	$ 3	12b-1 Fees and/or Shareholder Servicing
	Class C	Contractual	10-1-2016	7-31-2020	1.58%	$ 36	12b-1 Fees and/or Shareholder Servicing
	Class I	Contractual	8-1-2011	7-31-2020	0.61%	$247	Shareholder Servicing
	Class N	Contractual	7-5-2017	7-31-2020	Not to exceed Class I	$ —	N/A
	Class Y	Contractual	10-1-2016	7-31-2020	0.94%	$ —	N/A
	Class Y	Contractual	8-1-2011	7-31-2020	Not to exceed Class A	$ 3	12b-1 Fees and/or Shareholder Servicing
Ivy Pzena International Value Fund	All Classes	Contractual	12-3-2012	7-31-2020	N/A	$287[10]	Investment Management Fee
	Class N	Contractual	8-15-2018	7-31-2020	Not to exceed Class I	$ —	N/A
	Class Y	Contractual	8-1-2011	7-31-2020	Not to exceed Class A	$ —	N/A
Ivy Securian Core Bond Fund	All Classes	Contractual	8-1-2011	7-31-2020	N/A	$ 156[11]	Investment Management Fee
	Class E	Contractual	1-31-2011	7-31-2020	0.99%[12]	$ 4	12b-1 Fees and/or Shareholder Servicing
	Class I	Contractual	8-1-2011	7-31-2020	0.54%	$564	Shareholder Servicing
	Class N	Contractual	8-1-2011	7-31-2020	0.54%	$ 13	Shareholder Servicing
	Class N	Contractual	8-15-2018	7-31-2020	Not to exceed Class I	$ —	N/A
	Class Y	Contractual	8-1-2011	7-31-2020	Not to exceed Class A	$ —	N/A

Fund Name	Share Class Name	Type of Expense Limit	Commencement Date	End Date	Expense Limit	Amount of Expense Waiver/ Reimbursement	Expense Reduced
Ivy Small Cap Core Fund	All Classes	Contractual	8-1-2008	7-31-2020	N/A	$ 96[13]	Investment Management Fee
	Class I	Contractual	7-31-2018	7-31-2020	0.89%	$392	Shareholder Servicing
	Class N	Contractual	7-31-2018	7-31-2020	0.89%	$ 19	Shareholder Servicing
	Class N	Contractual	8-15-2018	7-31-2020	Not to exceed Class I	$ —	N/A
	Class T	Contractual	7-5-2017	7-31-2020	Not to exceed Class A	$ —	N/A
	Class Y	Contractual	8-1-2008	7-31-2020	Not to exceed Class A	$ —	N/A
Ivy Small Cap Growth Fund	Class B	Contractual	2-26-2018	7-31-2020	2.22%	$ 4	12b-1 Fees and/or Shareholder Servicing
	Class C	Contractual	11-5-2018	7-31-2020	2.05%	$ 3	12b-1 Fees and/or Shareholder Servicing
	Class E	Contractual	8-1-2008	7-31-2020	1.35%	$ 9	12b-1 Fees and/or Shareholder Servicing
	Class I	Contractual	7-31-2018	7-31-2020	0.89%	$790	Shareholder Servicing
	Class N	Contractual	7-31-2018	7-31-2020	0.89%	$ —	N/A
	Class N	Contractual	8-15-2018	7-31-2020	Not to exceed Class I	$ —	N/A
	Class T	Contractual	7-5-2017	7-31-2020	Not to exceed Class A	$ —	N/A
	Class Y	Contractual	8-1-2011	7-31-2020	Not to exceed Class A	$ —	N/A
Ivy Value Fund	Class A	Contractual	10-16-2017	7-31-2020	1.22%	$ —	N/A
	Class B	Contractual	10-16-2017	7-31-2020	2.36%	$ —	N/A
	Class I	Contractual	10-16-2017	7-31-2020	0.92%	$ 24	Shareholder Servicing
	Class N	Contractual	8-15-2018	7-31-2020	Not to exceed Class I	$ —	N/A
	Class Y	Contractual	8-1-2011	7-31-2020	Not to exceed Class A	$ —	N/A

* Not shown due to rounding.

(1) Reflects the lower expense limit which went into effect July 31, 2019. Prior to July 31, 2019, the expense limit in effect was 1.10%.

(2) Reflects the lower expense limit which went into effect July 31, 2019. Prior to July 31, 2019, the expense limit in effect was 0.56%.

(3) Due to Class A, Class B, Class C, Class E, Class I, Class N, Class R, Class T and/or Class Y contractual expense limits, investment management fees were waived for all share classes.

(4) Reflects the lower expense limit which went into effect July 31, 2019. Prior to July 31, 2019, the expense limit in effect was 1.28%.

(5) Reflects the lower expense limit which went into effect July 31, 2019. Prior to July 31, 2019, the expense limit in effect was 1.15%.

(6) Due to Class A, Class B, Class C, Class I, Class N, Class R and/or Class Y contractual expense limits, investment management fees were waived for all share classes.

(7) Due to Class A, Class B, Class E, Class I, Class N and/or Class Y contractual expense limits, investment management fees were waived for all share classes.

(8) Due to Class A, Class C, Class E, Class I, Class N, Class R and/or Class Y contractual expense limits, investment management fees were waived for all share classes.

(9) Reflects the lower expense limit which went into effect July 31, 2019. Prior to July 31, 2019, the expense limit in effect was 1.05%.

(10) The Fund's management fee is being reduced by 0.21% of average daily net assets.

(11) Due to Class E, Class I, Class N and/or Class Y contractual expense limits, investment management fees were waived for all share classes.

(12) Reflects the lower expense limit which went into effect July 31, 2019. Prior to July 31, 2019, the expense limit in effect was 1.01%.

(13) Due to Class I, Class N, Class T and/or Class Y contractual expense limits, investment management fees were waived for all share classes.

Any amounts due to the Funds as a reimbursement but not paid as of September 30, 2019 are shown as a receivable from affiliates on the Statement of Assets and Liabilities.

7. INTERFUND LENDING PROGRAM

Pursuant to an exemptive order issued by the SEC ("Order"), the Ivy Funds, Ivy Variable Insurance Portfolios and InvestEd Portfolios (collectively, the "Funds" only for purposes of this footnote 7) have the ability to lend money to, and borrow money from, each other pursuant to a master interfund lending agreement ("Interfund Lending Program"). Under the Interfund Lending Program, the Funds may lend or borrow money for temporary purposes directly to or from one another (each an "Interfund Loan"), subject to meeting the conditions of the Order. The interest rate to be charged on an Interfund

Loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The Funds made no Interfund Loans under the Interfund Lending Program during the period ended September 30, 2019.

8. AFFILIATED COMPANY TRANSACTIONS (All amounts in thousands)

A summary of the transactions in affiliated companies during the period ended September 30, 2019 follows:

	3-31-19 Share Balance	Gross Additions	Gross Reductions	Realized Gain/(Loss)	Distributions Received	9-30-19 Share Balance	9-30-19 Value	Net Change in Unrealized Appreciation/ (Depreciation)
Ivy High Income Fund								
ASG Warrant Corp.[1][2]	20	$ —	$ —	$ —	$ —	20	$ —*	$ —
Bellatrix Exploration Ltd.[1]	N/A	4,350	—	—	—	2,856	862	(3,487)
BIS Industries Ltd.[1][2][3]	19,683	—	—	—	—	19,683	785	(470)
Larchmont Resources LLC[1][2][3]	18	—	—	—	—	18	4,585	—
Maritime Finance Co. Ltd.[1][2][3]	1,750	—	—	—	—	1,750	14,222	1,349
True Religion Apparel, Inc.[1][2]	219	—	—	—	—	219	—*	(5,899)
				$ —	$ —		$ 20,454	$(8,507)

	3-31-19 Principal Balance	Gross Additions	Gross Reductions	Realized Gain/(Loss)	Interest Received	9-30-19 Principal Balance	9-30-19 Value	Net Change in Unrealized Appreciation/ (Depreciation)
Bellatrix Exploration Ltd., 8.500%, 9-11-23	N/A	$14,932	$ —	$ —	$ 42	$ 6,693	$ 6,802	$ (7,216)
Bellatrix Exploration Ltd. (3.000% Cash or 9.500% PIK), 9.500%, 12-15-23[4]	N/A	650	—	—	—	7,293	7,396	6,732
Larchmont Resources LLC (9.140% Cash or 9.140% PIK), 9.140%, 8-7-20[2][4]	$ 14,873	—	1,039	15	713	13,792	12,689	(638)
TRLG Intermediate Holdings LLC, 10.000%, 10-27-22[2]	26,384	—	120	10	1,352	26,250	24,675	(295)
				$ 25	$2,107		$ 51,562	$ (1,417)

	3-31-19 Share Balance	Gross Additions	Gross Reductions	Realized Gain/(Loss)[5]	Distributions Received	9-30-19 Share Balance	9-30-19 Value	Net Change in Unrealized Appreciation/ (Depreciation)
Ivy Managed International Opportunities Fund								
Ivy Emerging Markets Equity Fund, Class N	1,394	$ 994	$1,552	$ 12	$ —	1,364	$ 25,799	$ (1,347)
Ivy Global Equity Income Fund, Class N	1,534	995	1,938	(262)	332	1,479	17,831	487
Ivy Global Growth Fund, Class N	414	663	2,240	74	—	379	17,333	543
Ivy International Core Equity Fund, Class N	3,716	2,661	3,639	(157)	—	3,667	62,786	924
Ivy International Small Cap Fund, Class N	1,604	725	1,109	(114)	—	1,580	18,045	848
Ivy Pzena International Value Fund, Class N	2,262	2,992	2,516	(527)	—	2,325	35,151	(28)
				$(974)	$ 332		$176,945	$ 1,427

* Not shown due to rounding.

(1) No dividends were paid during the preceding 12 months.

(2) Securities whose value was determined using significant unobservable inputs.

(3) Restricted securities.

(4) Payment-in-kind bond.

(5) Included in Realized Gain/Loss, if applicable, are distributions from capital gains from the underlying securities.

9. INVESTMENT SECURITIES TRANSACTIONS ($ amounts in thousands)

The cost of purchases and the proceeds from maturities and sales of investment securities (excluding short-term securities) for the period ended September 30, 2019, were as follows:

	Purchases		Sales	
	U.S. Government	Other Issuers	U.S. Government	Other Issuers
Ivy Core Equity Fund	$ —	$1,496,124	$ —	$1,898,209
Ivy Emerging Markets Equity Fund	—	349,988	—	521,659
Ivy Global Bond Fund	—	84,682	15,653	97,360
Ivy Global Equity Income Fund	—	136,570	—	219,945
Ivy Global Growth Fund	—	101,280	—	141,665
Ivy Government Money Market Fund	—	—	—	—
Ivy High Income Fund	—	725,598	—	987,563
Ivy International Core Equity Fund	—	1,339,349	—	2,593,331
Ivy Large Cap Growth Fund	—	648,360	—	933,028
Ivy Limited-Term Bond Fund	172,664	144,469	166,404	233,131
Ivy Managed International Opportunities Fund	—	9,030	—	12,021
Ivy Mid Cap Growth Fund	—	440,602	—	642,772
Ivy Mid Cap Income Opportunities Fund	—	137,991	—	52,765
Ivy Municipal Bond Fund	—	107,492	—	71,807
Ivy Municipal High Income Fund	—	101,832	—	93,749
Ivy Pzena International Value Fund	—	34,057	—	33,418
Ivy Securian Core Bond Fund	359,095	169,930	291,986	110,395
Ivy Small Cap Core Fund	—	429,978	—	462,943
Ivy Small Cap Growth Fund	—	505,048	—	604,606
Ivy Value Fund	—	378,561	—	433,799

10. LOANS OF PORTFOLIO SECURITIES ($ amounts in thousands)

The Funds may lend their portfolio securities only to borrowers that are approved by the Fund's securities lending agent, The Bank of New York Mellon ("BNYM"). The borrower pledges and maintains with the Fund collateral consisting of cash or securities issued or guaranteed by the U.S. government. The collateral received by the Fund is required to have a value of at least 102% of the market value of the loaned securities for securities traded on U.S. exchanges and a value of at least 105% of the market value for all other securities, except in the case of loans of foreign securities which are denominated and payable in U.S. Dollars, in which case the collateral is required to have a value of at least 102% of the market value of the loaned securities. The market value of the loaned securities is determined at the close of each business day and any additional required collateral is delivered to the Fund and any excess collateral is returned by the Fund on the next business day. During the term of the loan, the Fund is entitled to all distributions made on or in respect of the loaned securities but does not receive interest income on securities received as collateral. Loans of securities are terminable at any time and the borrower, after notice, is required to return borrowed securities within the standard time period for settlement of securities transactions.

Cash received as collateral for securities on loan may be reinvested in the Dreyfus Institutional Preferred Government Money Market Fund — Institutional Shares or certain other registered money market funds and are disclosed in the Fund's Schedule of Investments and are reflected in the Statement of Assets and Liabilities as cash collateral on securities loaned at value. Non-cash collateral, in the form of securities issued or guaranteed by the U.S. government or its agencies or instrumentalities, is not disclosed in the Fund's Statement of Assets and Liabilities as it is held by the lending agent on behalf of the Fund and the Fund does not have the ability to re-hypothecate these securities. The securities on loan for each Fund are also disclosed in its Schedule of Investments. The total value of any securities on loan as of September 30, 2019 and the total value of the related cash collateral are disclosed in the Statement of Assets and Liabilities. Income earned by the Funds from securities lending activity is disclosed in the Statements of Operations.

The following is a summary of each Fund's securities lending positions and related cash and non-cash collateral received as of September 30, 2019:

Fund	Market Value of Securities on Loan	Cash Collateral Received	Non-Cash Collateral Received	Total Collateral Received
Ivy Emerging Markets Equity Fund	$ 10,908	$ 3,464	$ 8,119	$ 11,583
Ivy Global Bond Fund	7,044	5,570	1,657	7,227
Ivy High Income Fund	26,090	21,133	5,616	26,749
Ivy International Core Equity Fund	157,924	82,796	82,800	165,596
Ivy Mid Cap Growth Fund	164,477	51,232	116,796	168,028
Ivy Mid Cap Income Opportunities Fund	8,034	8,206	—	8,206
Ivy Pzena International Value Fund	6,555	6,901	—	6,901
Ivy Securian Core Bond Fund	10,230	190	10,250	10,440
Ivy Small Cap Core Fund	2,108	1,145	1,020	2,165
Ivy Small Cap Growth Fund	92,656	90,677	4,018	94,695
Ivy Value Fund	15,322	15,701	—	15,701

The cash collateral received amounts presented in the table above are transactions accounted for as secured borrowings and have an overnight and continuous maturity. The proceeds from the cash collateral received is invested in registered money market funds.

The risks of securities lending include the risk that the borrower may not provide additional collateral when required or may not return the securities when due. To mitigate these risks, the Funds benefit from a borrower indemnity provided by BNYM. BNYM's indemnity allows for full replacement of securities lent wherein BNYM will purchase the unreturned loaned securities on the open market by applying the proceeds of the collateral or to the extent such proceeds are insufficient or the collateral is unavailable, BNYM will purchase the unreturned loan securities at BNYM's expense. However, the Fund could suffer a loss if the value of the investments purchased with cash collateral falls below the value of the cash collateral received.

11. BORROWINGS

On May 24, 2019 the Trust, on behalf of the Ivy High Income Fund and Ivy Municipal High Income Fund, along with certain other funds managed by the Manager ("Participating Funds"), entered into a 364-day senior unsecured revolving credit facility with Bank of New York Mellon and a group of financial institutions to be utilized to temporarily finance the repurchase or redemption of Fund shares and for other temporary or emergency purposes. The Participating Funds can borrow up to an aggregate commitment amount of $130 million at any time outstanding, subject to asset coverage and other limitations as specified in the agreement. The credit facility has the following terms: a commitment fee of 0.15% per annum of the daily amount of unused commitment amounts and interest at a rate equal to the higher of (a) the federal funds effective rate (but not below 0.0%) plus 1.00% per annum or (b) the one-month LIBOR rate (but not below 0.0%) plus 1.00% per annum on amounts borrowed. The agreement expires in May 2020 unless extended or renewed. As of September 30, 2019, if applicable, any outstanding borrowings would be disclosed as a payable for borrowing on the Statement of Assets and Liabilities. Commitment and interest fees, if any, paid by the Participating Funds are disclosed as part of commitment and interest expense for borrowing on the Statement of Operations. During the year ended September 30, 2019, the Participating Funds did not borrow under the credit facility.

12. CAPITAL SHARE TRANSACTIONS (All amounts in thousands)

The Trust has authorized an unlimited number of $0.001 par value shares of beneficial interest of each class of each Fund. Transactions in shares of beneficial interest were as follows:

| | Ivy Core Equity Fund | | | | Ivy Emerging Markets Equity Fund | | | |
| | Six months ended 9-30-19 (Unaudited) | | Year ended 3-31-19 | | Six months ended 9-30-19 (Unaudited) | | Year ended 3-31-19 | |
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	3,998	$ 56,756	10,344	$ 150,881	1,106	$ 20,727	4,030	$ 75,590
Class B	8	95	41	461	—*	7	14	232
Class C	170	2,023	707	8,407	247	3,995	1,172	18,929
Class E	53	741	104	1,513	—	—	—	—
Class I	3,760	60,598	10,783	178,205	8,002	154,657	36,280	705,570
Class N	107	1,738	622	10,357	1,615	30,900	5,992	113,777
Class R	1	14	26	379	115	2,125	300	5,530
Class T	N/A	N/A	N/A	N/A	—	—	—	—
Class Y	72	1,113	1,438	24,081	402	7,544	1,397	26,863
Shares issued in reinvestment of distributions to shareholders:								
Class A	—	—	29,488	372,435	—	—	119	2,044
Class B	—	—	112	1,143	—	—	—*	2
Class C	—	—	691	7,340	—	—	12	170
Class E	—	—	142	1,780	—	—	—*	1
Class I	—	—	9,242	132,166	—	—	613	10,847
Class N	—	—	430	6,163	—	—	177	3,149
Class R	—	—	4	47	—	—	2	35
Class T	N/A	N/A	N/A	N/A	—	—	—	—
Class Y	—	—	459	6,357	—	—	7	129
Shares redeemed:								
Class A	(18,330)	(260,010)	(38,012)	(554,673)	(2,554)	(47,379)	(12,512)	(234,720)
Class B	(170)	(1,919)	(348)	(4,186)	(41)	(618)	(143)	(2,150)
Class C	(913)	(10,954)	(2,341)	(29,249)	(845)	(13,390)	(1,951)	(30,612)
Class E	(110)	(1,558)	(163)	(2,326)	—	—	—	—
Class I	(10,884)	(175,354)	(22,500)	(368,757)	(13,742)	(262,255)	(51,473)	(970,251)
Class N	(773)	(12,338)	(2,401)	(40,983)	(3,267)	(63,295)	(4,897)	(93,793)
Class R	(26)	(366)	(109)	(1,515)	(217)	(3,993)	(454)	(8,393)
Class T	N/A	N/A	N/A	N/A	—	—	—	—
Class Y	(1,226)	(19,453)	(2,003)	(30,050)	(421)	(7,994)	(2,210)	(41,899)
Net decrease	(24,263)	$(358,874)	(3,244)	$(130,024)	(9,600)	$ (178,969)	(23,525)	$(418,950)

* Not shown due to rounding.

	Ivy Global Bond Fund				Ivy Global Equity Income Fund			
	Six months ended 9-30-19 (Unaudited)		Year ended 3-31-19		Six months ended 9-30-19 (Unaudited)		Year ended 3-31-19	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	973	$ 9,558	1,842	$ 17,633	992	$ 11,842	2,161	$ 28,034
Class B	1	13	2	16	3	33	3	40
Class C	78	770	47	449	26	315	290	3,463
Class E	N/A	N/A	N/A	N/A	17	200	40	504
Class I	2,542	24,877	6,053	57,890	1,356	16,204	3,560	46,690
Class N	160	1,565	3,038	29,161	109	1,294	1,592	21,752
Class R	5	53	9	84	1	5	8	103
Class Y	7	64	25	242	11	131	34	429
Shares issued in reinvestment of distributions to shareholders:								
Class A	198	1,945	719	6,835	472	5,608	4,921	56,287
Class B	—*	5	3	33	3	31	45	505
Class C	4	41	21	204	18	215	274	3,112
Class E	N/A	N/A	N/A	N/A	7	86	69	790
Class I	262	2,568	836	7,944	509	6,049	5,051	57,909
Class N	35	341	44	423	35	411	264	2,977
Class R	—*	3	1	12	—*	2	2	23
Class Y	1	8	4	35	4	49	41	474
Shares redeemed:								
Class A	(2,686)	(26,394)	(8,244)	(78,850)	(4,240)	(50,623)	(10,287)	(133,129)
Class B	(35)	(341)	(115)	(1,102)	(105)	(1,253)	(245)	(3,228)
Class C	(291)	(2,853)	(439)	(4,200)	(617)	(7,351)	(1,551)	(20,225)
Class E	N/A	N/A	N/A	N/A	(48)	(576)	(114)	(1,490)
Class I	(4,537)	(44,656)	(9,323)	(89,154)	(5,116)	(61,088)	(14,943)	(193,159)
Class N	(507)	(5,010)	(1,720)	(16,481)	(195)	(2,327)	(311)	(3,903)
Class R	(9)	(87)	(14)	(137)	(4)	(46)	(3)	(43)
Class Y	(54)	(535)	(204)	(1,954)	(45)	(532)	(115)	(1,515)
Net decrease	(3,853)	$(38,065)	(7,415)	$(70,917)	(6,807)	$ (81,321)	(9,214)	$(133,600)

* Not shown due to rounding.

	Ivy Global Growth Fund				Ivy Government Money Market Fund			
	Six months ended 9-30-19 (Unaudited)		Year ended 3-31-19		Six months ended 9-30-19 (Unaudited)		Year ended 3-31-19	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	310	$ 13,744	774	$ 35,766	153,334	$ 153,334	463,581	$ 463,581
Class B	—*	9	3	107	47	47	535	535
Class C	14	512	44	1,657	7,456	7,456	19,477	19,477
Class E	—	—	—	—	2,969	2,969	4,162	4,162
Class I	843	38,200	2,377	113,398	N/A	N/A	N/A	N/A
Class N	21	923	66	3,122	1,093	1,093	7,126	7,126
Class R	1	57	3	120	N/A	N/A	N/A	N/A
Class Y	10	449	46	2,051	N/A	N/A	N/A	N/A
Shares issued in reinvestment of distributions to shareholders:								
Class A	—	—	1,158	46,541	1,001	1,001	1,734	1,734
Class B	—	—	4	121	4	4	5	5
Class C	—	—	31	1,029	27	27	83	83
Class E	—	—	—*	17	67	67	96	96
Class I	—	—	1,099	45,125	N/A	N/A	N/A	N/A
Class N	—	—	46	1,919	70	70	130	130
Class R	—	—	3	126	N/A	N/A	N/A	N/A
Class Y	—	—	10	384	N/A	N/A	N/A	N/A
Shares redeemed:								
Class A	(933)	(41,300)	(1,773)	(81,119)	(154,246)	(154,246)	(469,879)	(469,879)
Class B	(6)	(223)	(24)	(943)	(422)	(422)	(1,901)	(1,901)
Class C	(43)	(1,580)	(120)	(4,569)	(9,669)	(9,669)	(30,474)	(30,474)
Class E	—	—	—	—	(2,361)	(2,361)	(2,912)	(2,912)
Class I	(1,317)	(59,882)	(2,744)	(126,483)	N/A	N/A	N/A	N/A
Class N	(53)	(2,455)	(186)	(9,225)	(890)	(890)	(7,845)	(7,845)
Class R	(7)	(306)	(15)	(705)	N/A	N/A	N/A	N/A
Class Y	(43)	(1,866)	(149)	(6,898)	N/A	N/A	N/A	N/A
Net increase (decrease)	(1,203)	$ (53,717)	653	$ 21,541	(1,520)	$ (1,520)	(16,082)	$ (16,082)

* Not shown due to rounding.

| | Ivy High Income Fund | | | | Ivy International Core Equity Fund | | | |
| | Six months ended 9-30-19 (Unaudited) | | Year ended 3-31-19 | | Six months ended 9-30-19 (Unaudited) | | Year ended 3-31-19 | |
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	24,123	$ 173,930	50,920	$ 371,701	2,588	$ 43,563	6,681	$ 121,198
Class B	22	158	75	546	1	13	11	191
Class C	4,332	31,243	10,703	78,540	190	2,810	1,396	22,550
Class E	99	718	133	963	25	417	55	989
Class I	38,263	276,029	108,860	798,686	14,963	253,760	60,825	1,104,288
Class N	3,555	25,643	10,768	79,737	7,765	131,275	26,506	486,765
Class R	368	2,650	1,074	7,886	418	7,028	1,235	22,490
Class T	—	—	—	—	—	—	—	—
Class Y	7,793	56,321	21,245	155,817	2,350	39,510	6,152	109,751
Shares issued in connection with merger of Fund:								
Class A	N/A	N/A	N/A	N/A	N/A	N/A	3,864	64,417
Class B	N/A	N/A	N/A	N/A	N/A	N/A	24	358
Class C	N/A	N/A	N/A	N/A	N/A	N/A	183	2,688
Class E	N/A	N/A	N/A	N/A	N/A	N/A	6	105
Class I	N/A	N/A	N/A	N/A	N/A	N/A	3,470	58,171
Class N	N/A	N/A	N/A	N/A	N/A	N/A	114	1,917
Class R	N/A	N/A	N/A	N/A	N/A	N/A	32	531
Class T	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Class Y	N/A	N/A	N/A	N/A	N/A	N/A	42	703
Shares issued in reinvestment of distributions to shareholders:								
Class A	8,096	58,308	17,198	125,295	—	—	2,558	41,776
Class B	133	958	366	2,670	—	—	26	373
Class C	2,375	17,107	5,275	38,425	—	—	984	14,198
Class E	43	307	84	613	—	—	37	608
Class I	9,404	67,724	18,895	137,533	—	—	16,492	270,969
Class N	340	2,447	572	4,164	—	—	7,102	116,960
Class R	263	1,895	535	3,893	—	—	456	7,463
Class T	—	—	—	—	—	—	—	—
Class Y	901	6,489	2,070	15,101	—	—	1,687	27,770
Shares redeemed:								
Class A	(37,585)	(270,940)	(96,716)	(706,574)	(5,902)	(98,918)	(13,037)	(236,648)
Class B	(1,225)	(8,840)	(3,161)	(23,128)	(85)	(1,245)	(204)	(3,196)
Class C	(15,505)	(111,706)	(30,214)	(220,327)	(2,958)	(43,827)	(5,017)	(78,992)
Class E	(135)	(969)	(241)	(1,759)	(37)	(620)	(88)	(1,555)
Class I	(53,996)	(389,020)	(129,770)	(947,757)	(59,708)	(1,010,135)	(99,805)	(1,762,950)
Class N	(2,367)	(16,967)	(7,480)	(53,693)	(23,583)	(400,301)	(27,992)	(509,050)
Class R	(1,008)	(7,249)	(1,659)	(12,123)	(719)	(12,041)	(1,351)	(24,122)
Class T	—	—	—*	(4)	—	—	—	—
Class Y	(12,575)	(90,387)	(33,984)	(248,449)	(4,750)	(80,107)	(9,717)	(177,375)
Net decrease	(24,286)	$ (174,151)	(54,452)	$(392,244)	(69,442)	$(1,168,818)	(17,273)	$ (316,659)

* Not shown due to rounding.

	Ivy Large Cap Growth Fund				Ivy Limited-Term Bond Fund			
	Six months ended 9-30-19 (Unaudited)		Year ended 3-31-19		Six months ended 9-30-19 (Unaudited)		Year ended 3-31-19	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	3,340	$ 80,463	7,807	$ 176,336	6,800	$ 73,568	14,529	$ 154,373
Class B	15	269	45	787	14	156	38	406
Class C	295	5,706	1,149	20,528	243	2,633	1,450	15,389
Class E	65	1,566	149	3,432	65	696	176	1,866
Class I	6,692	171,097	16,333	391,708	4,363	47,194	16,719	177,591
Class N	249	6,386	1,128	27,161	1,191	12,886	11,452	121,500
Class R	95	2,203	209	4,618	11	117	43	455
Class Y	117	2,898	315	7,319	89	969	163	1,729
Shares issued in connection with merger of Fund:								
Class A	N/A	N/A	14,324	302,323	N/A	N/A	N/A	N/A
Class B	N/A	N/A	108	1,685	N/A	N/A	N/A	N/A
Class C	N/A	N/A	596	10,173	N/A	N/A	N/A	N/A
Class E	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Class I	N/A	N/A	12,617	281,794	N/A	N/A	N/A	N/A
Class N	N/A	N/A	23	506	N/A	N/A	N/A	N/A
Class R	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Class Y	N/A	N/A	33	717	N/A	N/A	N/A	N/A
Shares issued in reinvestment of distributions to shareholders:								
Class A	—	—	9,424	197,998	337	3,652	692	7,352
Class B	—	—	83	1,291	1	15	4	45
Class C	—	—	549	9,324	21	230	48	510
Class E	—	—	100	2,101	5	54	8	86
Class I	—	—	7,724	171,701	647	7,013	1,405	14,934
Class N	—	—	513	11,482	149	1,617	306	3,256
Class R	—	—	112	2,251	—*	1	—*	2
Class Y	—	—	171	3,687	6	70	17	178
Shares redeemed:								
Class A	(7,626)	(183,486)	(17,100)	(387,492)	(8,324)	(90,022)	(20,296)	(215,666)
Class B	(129)	(2,274)	(298)	(5,127)	(93)	(1,010)	(259)	(2,757)
Class C	(1,018)	(19,740)	(1,949)	(36,373)	(1,124)	(12,177)	(2,503)	(26,601)
Class E	(68)	(1,637)	(126)	(2,857)	(61)	(663)	(125)	(1,324)
Class I	(10,717)	(274,259)	(21,261)	(510,891)	(12,772)	(138,078)	(21,853)	(232,212)
Class N	(739)	(18,811)	(1,409)	(34,700)	(5,788)	(62,314)	(4,006)	(42,538)
Class R	(155)	(3,592)	(540)	(11,431)	(5)	(53)	(61)	(644)
Class Y	(430)	(10,801)	(467)	(10,986)	(190)	(2,070)	(499)	(5,280)
Net increase (decrease)	(10,014)	$(244,012)	30,362	$629,065	(14,415)	$(155,516)	(2,552)	$ (27,350)

* Not shown due to rounding.

	Ivy Managed International Opportunities Fund				Ivy Mid Cap Growth Fund			
	Six months ended 9-30-19 (Unaudited)		Year ended 3-31-19		Six months ended 9-30-19 (Unaudited)		Year ended 3-31-19	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	344	$ 3,499	754	$ 8,126	3,402	$ 89,407	7,192	$ 178,788
Class B	—*	5	2	26	9	191	56	1,133
Class C	14	137	49	503	557	12,082	1,895	39,349
Class E	—	—	—	—	41	1,031	70	1,689
Class I	1,610	16,467	3,429	38,299	8,904	254,049	30,715	816,068
Class N	4	37	5	58	1,443	41,482	10,416	277,816
Class R	—*	2	1	8	338	8,531	1,050	25,819
Class Y	2	19	8	77	823	22,595	3,997	103,113
Shares issued in reinvestment of distributions to shareholders:								
Class A	—	—	492	4,567	—	—	5,930	130,163
Class B	—	—	3	26	—	—	104	1,768
Class C	—	—	17	150	—	—	1,016	18,578
Class E	—	—	4	35	—	—	45	967
Class I	—	—	802	7,484	—	—	6,057	144,516
Class N	—	—	—*	4	—	—	977	23,511
Class R	—	—	—*	3	—	—	214	4,555
Class Y	—	—	4	40	—	—	888	20,443
Shares redeemed:								
Class A	(866)	(8,771)	(1,818)	(19,652)	(6,349)	(166,297)	(13,832)	(342,931)
Class B	(10)	(102)	(33)	(362)	(259)	(5,214)	(379)	(7,308)
Class C	(60)	(585)	(95)	(1,001)	(1,923)	(41,955)	(3,081)	(63,665)
Class E	—	—	—	—	(30)	(764)	(77)	(1,850)
Class I	(1,331)	(13,633)	(5,535)	(62,865)	(12,109)	(344,677)	(27,373)	(723,405)
Class N	(4)	(37)	(1)	(15)	(1,526)	(43,909)	(6,412)	(166,841)
Class R	—*	—*	(12)	(141)	(512)	(12,936)	(865)	(20,403)
Class Y	(17)	(172)	(14)	(155)	(2,078)	(56,983)	(4,044)	(104,729)
Net increase (decrease)	(314)	$ (3,134)	(1,938)	$(24,785)	(9,269)	$(243,367)	14,559	$ 357,144

* Not shown due to rounding.

	Ivy Mid Cap Income Opportunities Fund				Ivy Municipal Bond Fund			
	Six months ended 9-30-19 (Unaudited)		Year ended 3-31-19		Six months ended 9-30-19 (Unaudited)		Year ended 3-31-19	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	1,683	$ 24,512	3,906	$ 54,037	1,537	$ 18,164	3,116	$ 35,662
Class B	N/A	N/A	N/A	N/A	—*	3	4	49
Class C	307	4,437	676	9,231	132	1,560	284	3,302
Class E	—	—	—	—	N/A	N/A	N/A	N/A
Class I	9,323	135,833	23,959	331,249	2,061	24,309	5,681	66,487
Class N	1,151	16,609	1,562	22,072	33	386	16	191
Class R	3	41	29	398	N/A	N/A	N/A	N/A
Class Y	287	4,158	765	10,603	—*	—*	6	71
Shares issued in reinvestment of distributions to shareholders:								
Class A	67	998	295	4,010	539	6,359	1,274	14,795
Class B	N/A	N/A	N/A	N/A	1	9	3	32
Class C	4	57	25	340	15	183	45	517
Class E	—	—	—	—	N/A	N/A	N/A	N/A
Class I	284	4,209	700	9,538	408	4,813	957	11,118
Class N	41	605	153	2,093	1	7	1	12
Class R	—*	2	1	10	N/A	N/A	N/A	N/A
Class Y	5	78	12	159	—*	2	—*	4
Shares redeemed:								
Class A	(973)	(14,152)	(2,027)	(28,304)	(3,119)	(36,784)	(8,433)	(97,957)
Class B	N/A	N/A	N/A	N/A	(18)	(219)	(70)	(819)
Class C	(258)	(3,722)	(310)	(4,314)	(327)	(3,862)	(749)	(8,699)
Class E	—	—	—	—	N/A	N/A	N/A	N/A
Class I	(5,126)	(74,417)	(5,947)	(82,987)	(3,242)	(38,252)	(7,464)	(86,759)
Class N	(707)	(10,283)	(923)	(13,061)	(25)	(297)	(9)	(105)
Class R	(1)	(17)	(3)	(35)	N/A	N/A	N/A	N/A
Class Y	(137)	(2,004)	(197)	(2,758)	(9)	(104)	(6)	(68)
Net increase (decrease)	5,953	$ 86,944	22,676	$312,281	(2,013)	$(23,723)	(5,344)	$(62,167)

* Not shown due to rounding.

	Ivy Municipal High Income Fund				Ivy Pzena International Value Fund			
	Six months ended 9-30-19 (Unaudited)		Year ended 3-31-19		Six months ended 9-30-19 (Unaudited)		Year ended 3-31-19	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	8,834	$ 44,646	12,343	$ 61,636	128	$ 1,872	254	$ 4,400
Class B	31	156	35	174	—*	3	—*	4
Class C	577	2,912	1,113	5,565	3	42	12	182
Class I	11,132	56,154	22,827	114,232	1,113	16,636	2,828	51,189
Class N	94	475	107	538	567	8,501	7,264	133,832
Class R	N/A	N/A	N/A	N/A	—*	—*	—*	4
Class Y	258	1,301	218	1,100	5	82	14	237
Shares issued in reinvestment of distributions to shareholders:								
Class A	1,965	9,930	4,664	23,344	—	—	619	8,990
Class B	9	47	33	165	—	—	3	40
Class C	249	1,259	703	3,517	—	—	13	176
Class I	1,541	7,789	3,640	18,218	—	—	751	11,166
Class N	3	15	3	17	—	—	815	12,147
Class R	N/A	N/A	N/A	N/A	—	—	—*	1
Class Y	25	125	69	346	—	—	14	202
Shares redeemed:								
Class A	(12,382)	(62,575)	(29,415)	(147,203)	(717)	(10,488)	(1,164)	(19,794)
Class B	(269)	(1,358)	(653)	(3,271)	(8)	(102)	(16)	(245)
Class C	(3,693)	(18,668)	(8,872)	(44,418)	(31)	(428)	(58)	(925)
Class I	(12,478)	(63,024)	(46,878)	(234,771)	(856)	(12,911)	(1,585)	(27,207)
Class N	(37)	(186)	(30)	(149)	(617)	(9,328)	(1,244)	(20,850)
Class R	N/A	N/A	N/A	N/A	—*	(1)	—*	(4)
Class Y	(328)	(1,662)	(1,014)	(5,096)	(25)	(356)	(27)	(459)
Net increase (decrease)	(4,469)	$(22,664)	(41,107)	$(206,056)	(438)	$ (6,478)	8,493	$153,086

* Not shown due to rounding.

	Ivy Securian Core Bond Fund				Ivy Small Cap Core Fund			
	Six months ended 9-30-19 (Unaudited)		Year ended 3-31-19		Six months ended 9-30-19 (Unaudited)		Year ended 3-31-19	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	3,032	$ 32,918	4,143	$ 43,270	657	$ 11,482	1,974	$ 37,540
Class B	9	98	15	157	1	15	28	437
Class C	242	2,633	286	2,971	112	1,654	609	10,089
Class E	57	618	39	408	—	—	—	—
Class I	17,992	195,031	23,876	249,518	4,035	77,249	10,079	206,426
Class N	6,706	71,715	2,355	24,608	546	10,488	2,408	51,136
Class R	8	86	33	342	205	3,563	483	9,199
Class T	N/A	N/A	N/A	N/A	—	—	—	—
Class Y	119	1,292	137	1,428	57	1,044	442	9,132
Shares issued in reinvestment of distributions to shareholders:								
Class A	225	2,452	496	5,181	—	—	1,379	21,381
Class B	1	15	5	53	—	—	24	292
Class C	11	116	27	282	—	—	354	4,669
Class E	4	49	10	107	—	—	2	25
Class I	923	10,039	1,729	18,068	—	—	2,471	41,739
Class N	233	2,534	522	5,454	—	—	509	8,662
Class R	1	17	3	35	—	—	123	1,896
Class T	N/A	N/A	N/A	N/A	—	—	—	—
Class Y	7	74	14	141	—	—	106	1,737
Shares redeemed:								
Class A	(1,989)	(21,562)	(7,048)	(73,603)	(1,355)	(23,645)	(3,196)	(60,730)
Class B	(65)	(704)	(142)	(1,487)	(35)	(477)	(101)	(1,491)
Class C	(371)	(4,036)	(619)	(6,465)	(440)	(6,511)	(652)	(10,266)
Class E	(47)	(507)	(89)	(931)	—	—	—	—
Class I	(9,908)	(107,826)	(20,371)	(212,552)	(4,016)	(76,811)	(8,053)	(158,857)
Class N	(2,437)	(26,592)	(11,016)	(114,967)	(817)	(15,615)	(881)	(17,488)
Class R	(9)	(100)	(67)	(707)	(135)	(2,349)	(209)	(3,565)
Class T	N/A	N/A	N/A	N/A	—	—	—	—
Class Y	(28)	(306)	(106)	(1,112)	(251)	(4,678)	(599)	(12,070)
Net increase (decrease)	14,716	$158,054	(5,768)	$ (59,801)	(1,436)	$(24,591)	7,300	$139,893

	Ivy Small Cap Growth Fund				Ivy Value Fund			
	Six months ended 9-30-19 (Unaudited)		Year ended 3-31-19		Six months ended 9-30-19 (Unaudited)		Year ended 3-31-19	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	2,665	$ 46,697	7,776	$ 144,337	499	$ 11,621	1,715	$ 40,059
Class B	6	69	26	349	—*	6	3	74
Class C	326	4,398	1,434	20,999	18	405	131	2,861
Class E	30	513	87	1,553	—	—	—	—
Class I	6,107	146,294	19,183	462,205	2,004	46,758	5,757	136,936
Class N	1,474	35,354	3,129	78,612	265	6,167	1,411	33,430
Class R	382	6,575	1,132	20,406	—	—	—*	—*
Class T	—	—	—	—	N/A	N/A	N/A	N/A
Class Y	596	13,371	2,268	52,864	1	13	7	166
Shares issued in connection with merger of Fund:								
Class A	N/A	N/A	5,485	91,848	N/A	N/A	N/A	N/A
Class B	N/A	N/A	103	1,174	N/A	N/A	N/A	N/A
Class C	N/A	N/A	574	7,421	N/A	N/A	N/A	N/A
Class E	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Class I	N/A	N/A	3,479	79,173	N/A	N/A	N/A	N/A
Class N	N/A	N/A	215	4,925	N/A	N/A	N/A	N/A
Class R	N/A	N/A	35	580	N/A	N/A	N/A	N/A
Class T	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Class Y	N/A	N/A	53	1,125	N/A	N/A	N/A	N/A
Shares issued in reinvestment of distributions to shareholders:								
Class A	—	—	8,709	142,319	51	1,202	972	21,040
Class B	—	—	131	1,466	—	—	5	103
Class C	—	—	1,183	14,937	—*	—*	41	849
Class E	—	—	90	1,449	—*	1	1	12
Class I	—	—	3,991	88,598	134	3,163	1,705	37,213
Class N	—	—	685	15,313	39	926	431	9,472
Class R	—	—	528	8,432	—*	—*	—*	1
Class T	—	—	—	—	N/A	N/A	N/A	N/A
Class Y	—	—	761	15,825	—*	—*	1	11
Shares redeemed:								
Class A	(6,521)	(114,334)	(13,154)	(238,411)	(1,425)	(33,071)	(4,166)	(98,487)
Class B	(191)	(2,279)	(345)	(4,385)	(16)	(347)	(50)	(1,092)
Class C	(1,377)	(18,505)	(3,132)	(45,447)	(127)	(2,808)	(312)	(6,866)
Class E	(43)	(741)	(78)	(1,397)	—	—	—	—
Class I	(5,966)	(142,749)	(12,007)	(281,732)	(3,968)	(93,031)	(7,645)	(181,430)
Class N	(1,334)	(31,970)	(1,960)	(46,770)	(749)	(17,528)	(2,054)	(49,910)
Class R	(631)	(10,783)	(883)	(15,558)	(1)	(12)	—*	—*
Class T	—	—	—	—	N/A	N/A	N/A	N/A
Class Y	(1,018)	(22,692)	(2,743)	(62,448)	(12)	(270)	(24)	(484)
Net increase (decrease)	(5,495)	$(90,782)	26,755	$559,762	(3,287)	$(76,805)	(2,071)	$(56,042)

* Not shown due to rounding.

13. COMMITMENTS

Bridge loan commitments may obligate a Fund to furnish temporary financing to a borrower until permanent financing can be arranged. In connection with these commitments, the Fund earns a commitment fee, typically set as a percentage of the commitment amount. Such fee income is included in interest income on the Statement of Operations. At September 30, 2019, there were no outstanding bridge loan commitments.

14. FEDERAL INCOME TAX MATTERS ($ amounts in thousands)

For Federal income tax purposes, cost of investments owned at September 30, 2019 and the related unrealized appreciation (depreciation) were as follows:

Fund	Cost of Investments	Gross Appreciation	Gross Depreciation	Net Unrealized Appreciation (Depreciation)
Ivy Core Equity Fund	$3,300,344	$ 864,276	$ 21,536	$ 842,740
Ivy Emerging Markets Equity Fund	1,454,252	330,195	74,242	255,953
Ivy Global Bond Fund	478,626	16,296	25,914	(9,618)
Ivy Global Equity Income Fund	654,333	121,129	26,030	95,099
Ivy Global Growth Fund	713,381	244,618	36,041	208,577
Ivy Government Money Market Fund	155,104	—	—	—
Ivy High Income Fund	5,265,517	154,286	646,305	(492,019)
Ivy International Core Equity Fund	4,828,540	387,345	506,503	(119,158)
Ivy Large Cap Growth Fund	2,599,625	1,932,769	25,167	1,907,602
Ivy Limited-Term Bond Fund	1,120,624	21,214	812	20,402
Ivy Managed International Opportunities Fund	176,467	10,890	10,191	699
Ivy Mid Cap Growth Fund	3,148,626	1,767,711	81,173	1,686,538
Ivy Mid Cap Income Opportunities Fund	686,034	122,698	6,346	116,352
Ivy Municipal Bond Fund	741,877	64,776	218	64,558
Ivy Municipal High Income Fund	1,180,367	83,460	87,383	(3,923)
Ivy Pzena International Value Fund	305,160	11,131	42,849	(31,718)
Ivy Securian Core Bond Fund	1,068,199	34,964	3,280	31,684
Ivy Small Cap Core Fund	626,065	78,484	10,015	68,469
Ivy Small Cap Growth Fund	2,016,808	638,595	141,157	497,438
Ivy Value Fund	926,281	169,701	11,894	157,807

For Federal income tax purposes, the Funds' undistributed earnings and profit for the year ended March 31, 2019 and the post-October and late-year ordinary activity were as follows:

Fund	Undistributed Ordinary Income	Undistributed Long-Term Capital Gains	Tax Return of Capital	Post-October Capital Losses Deferred	Late-Year Ordinary Losses Deferred
Ivy Core Equity Fund	$ 11,315	$256,852	$—	$ 37,825	$ —
Ivy Emerging Markets Equity Fund	2,949	—	—	—	—
Ivy Global Bond Fund	1,913	—	—	—	—
Ivy Global Equity Income Fund	1,713	—	—	3,374	—
Ivy Global Growth Fund	797	7,161	—	—	—
Ivy Government Money Market Fund	52	—	—	—	—
Ivy High Income Fund	2,861	—	—	—	—
Ivy International Core Equity Fund	35,412	—	—	191,702	—
Ivy Large Cap Growth Fund	3,574	174,674	—	—	—
Ivy Limited-Term Bond Fund	363	—	—	—	—
Ivy Managed International Opportunities Fund	3	8,122	—	—	50
Ivy Mid Cap Growth Fund	—	67,443	—	—	4,484
Ivy Mid Cap Income Opportunities Fund	950	2,617	—	—	—
Ivy Municipal Bond Fund	474	—	—	—	—
Ivy Municipal High Income Fund	—	—	—	—	—
Ivy Pzena International Value Fund	1,476	—	—	1,537	—
Ivy Securian Core Bond Fund	395	—	—	—	—
Ivy Small Cap Core Fund	514	150	—	16,111	232
Ivy Small Cap Growth Fund	—	61,288	—	—	—
Ivy Value Fund	2,191	29,148	—	—	—

Internal Revenue Code regulations permit each Fund to elect to defer into its next fiscal year capital losses and certain specified ordinary items incurred between each November 1 and the end of its fiscal year. Each Fund is also permitted to defer into its next fiscal certain ordinary losses that generated between each January 1 and the end of its fiscal year.

The tax character of dividends and distributions paid during the two fiscal years ended March 31, 2019 and 2018 were as follows:

Fund	March 31, 2019		March 31, 2018	
	Distributed Ordinary Income[1]	Distributed Long-Term Capital Gains	Distributed Ordinary Income[1]	Distributed Long-Term Capital Gains
Ivy Core Equity Fund	$ 95,825	$452,279	$ 10,796	$ 101,785
Ivy Emerging Markets Equity Fund	18,100	—	4,504	—
Ivy Global Bond Fund	15,333	753	8,396	—
Ivy Global Equity Income Fund	25,953	101,951	8,225	—
Ivy Global Growth Fund	2,944	95,503	6,405	24,711
Ivy Government Money Market Fund	2,100	—	803	—
Ivy High Income Fund	367,093	—	304,606	—
Ivy International Core Equity Fund	142,547	381,481	87,256	—
Ivy Large Cap Growth Fund	4,822	412,797	2,210	79,235
Ivy Limited-Term Bond Fund	27,338	—	26,915	—
Ivy Managed International Opportunities Fund	2,892	9,751	2,880	2,606
Ivy Mid Cap Growth Fund	—	362,929	—	171,744
Ivy Mid Cap Income Opportunities Fund	9,626	7,549	5,099	—
Ivy Municipal Bond Fund	28,969	—	16,895	—
Ivy Municipal High Income Fund	55,561	—	38,731	719
Ivy Pzena International Value Fund	2,697	30,547	1,875	—
Ivy Securian Core Bond Fund	31,153	—	27,301	—
Ivy Small Cap Core Fund	17,069	69,971	8,479	5,332
Ivy Small Cap Growth Fund	13,018	287,118	1,864	107,552
Ivy Value Fund	12,119	57,925	12,710	20,651

(1) Includes short-term capital gains distributed, if any.

Dividends from net investment income and short-term capital gains are treated as ordinary income dividends for federal income tax purposes.

Accumulated capital losses represent net capital loss carryovers as of March 31, 2019 that may be available to offset future realized capital gains and thereby reduce future capital gains distributions. As of March 31, 2019, the capital loss carryovers were as follows:

Fund	Short-Term Capital Loss Carryover	Long-Term Capital Loss Carryover
Ivy Core Equity Fund	$ —	$ —
Ivy Emerging Markets Equity Fund	252,521	—
Ivy Global Bond Fund	43,439	11,882
Ivy Global Equity Income Fund	—	—
Ivy Global Growth Fund	—	—
Ivy Government Money Market Fund	—	—
Ivy High Income Fund	171,094	743,802
Ivy International Core Equity Fund	—	—
Ivy Large Cap Growth Fund	—	—
Ivy Limited-Term Bond Fund	13,043	18,963
Ivy Managed International Opportunities Fund	—	—
Ivy Mid Cap Growth Fund	—	—
Ivy Mid Cap Income Opportunities Fund	—	—
Ivy Municipal Bond Fund	6,985	—
Ivy Municipal High Income Fund	20,963	19,663
Ivy Pzena International Value Fund	—	—
Ivy Securian Core Bond Fund	1,547	393
Ivy Small Cap Core Fund	—	—
Ivy Small Cap Growth Fund	—	—
Ivy Value Fund	—	—

Ivy Asset Strategy New Opportunities Fund was merged into Ivy Emerging Markets Equity Fund as of March 17, 2014. At the time of the merger, Ivy Asset Strategy New Opportunities Fund had capital loss carryovers available to offset future gains of the Ivy Emerging Markets Equity Fund. These carryovers are annually limited to $7,827 plus any unused limitations from prior years.

Waddell & Reed Advisors Global Bond Fund was merged into Ivy Global Bond Fund as of October 16, 2017. Due to the merger, Ivy Global Bond Fund's capital loss carryovers available to offset future gains are annually limited to $3,530 plus any unused limitations from prior years.

Waddell & Reed Advisors High Income Fund was merged into Ivy High Income Fund as of February 26, 2018. At the time of the merger, Waddell & Reed Advisors High Income Fund had capital loss carryovers available to offset future gains of the Ivy High Income Fund. These carryovers are annually limited to $32,329 plus any unused limitations from prior years.

Waddell & Reed Advisors Municipal High Income Fund was merged into Ivy Municipal High Income Fund as of February 26, 2018. At the time of the merger, Waddell & Reed Advisors Municipal High Income Fund had capital loss carryovers available to offset future gains of the Ivy Municipal High Income Fund. These carryovers are annually limited to $13,740 plus any unused limitations from prior years.

At a meeting of the Board of Trustees (the "Board") of Ivy Funds (the "Trust") held on August 13th and 14th, 2019, the Board, including all of the trustees who are not "interested persons" (the "Independent Trustees"), as defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended (the "1940 Act"), unanimously approved the continuance of the Investment Management Agreement (the "Management Agreement") between Ivy Investment Management Company ("IICO") and the Trust, and the continuance of the Investment Subadvisory Agreements between IICO and:

- Apollo Credit Management, LLC (with respect to the Ivy Apollo Multi-Asset Income Fund and Ivy Apollo Strategic Income Fund)

- LaSalle Investment Management Securities, LLC and LaSalle Investment Management Securities B.V. (with respect to the Ivy LaSalle Global Real Estate Fund and the Ivy Apollo Multi-Asset Income Fund)

- Mackenzie Investments Europe Limited (Mackenzie Europe) and the investment sub-advisory agreement between Mackenzie Europe and Mackenzie Investments Asia Limited (with respect to the Ivy International Small Cap Fund)

- Pictet Asset Management Limited and Pictet Asset Management (Singapore) PTE Ltd. (with respect to the Ivy Emerging Markets Local Currency Debt Fund and Pictet Asset Management SA (with respect to the Ivy Targeted Return Bond Fund)

- PineBridge Investments, LLC (with respect to the Ivy PineBridge High Yield Fund)

- ProShare Advisors, LLC (with respect to the Ivy ProShares S&P 500 Dividend Aristocrats Index Fund, the Ivy ProShares Russell 2000 Dividend Growers Index Fund, the Ivy ProShares Interest Rate Hedged High Yield Index Fund, the Ivy ProShares S&P 500 Bond Index Fund and the Ivy ProShares MSCI ACWI Index Fund)

- Pzena Investment Management, LLC (with respect to the Ivy Pzena International Value Fund)

- Securian Asset Management, Inc. (with respect to the Ivy Securian Core Bond Fund and the Ivy Securian Real Estate Securities Fund)

- Wilshire Associates Incorporated (with respect to the Ivy Wilshire Global Allocation Fund)

Each subadviser is referred to herein as a "Subadviser," and the Management Agreement and the Investment Subadvisory Agreements are referred to collectively herein as the "Agreements."

The Board's Independent Trustees were assisted in their review by independent legal counsel and met with such counsel separately from representatives of IICO and the Subadvisers. Independent legal counsel explained the factors that the Board should consider as part of its review of the Agreements, all as outlined in a memorandum it had provided to the Board prior to the meeting, including, among other things, the nature and the quality of the services provided by IICO and the Subadvisers, profitability (including any fall-out benefits) from IICO's and the Subadvisers' relationships with each series of the Trust (each, a "Fund" and together, the "Funds"), economies of scale, the role played by the Independent Trustees, and information on comparative fees and expenses. The Independent Trustees also considered the written responses and materials produced by IICO and each Subadviser in response to 15(c) due diligence request lists submitted by the Independent Trustees' legal counsel prior to the meeting, as well as materials produced in response to a follow-up request list sent to IICO by independent legal counsel on behalf of the Independent Trustees. Included in those responses, which had been provided to the Board prior to the meeting, was a Fund-by-Fund profitability analysis prepared by IICO, as well as an explanation of the methodology by which the profitability analysis was calculated. The Board also received extensive materials on performance, expenses and comparable fund information from Broadridge, Inc. ("Broadridge"), an independent mutual fund rating service. Finally, the Independent Trustees received and reviewed a considerable amount of information that their independent fee consultant had provided to them. The Independent Trustees previously had reviewed and discussed these materials during a telephonic meeting in July 2019. They further reviewed these materials among themselves, with their independent legal counsel and the independent fee consultant, and with the other Board members at executive sessions of the Independent Trustees at the August 13-14, 2019 Board meeting, during which the Board considered various factors described below, none of which by itself was considered dispositive. However, the material factors and conclusions that formed the basis for the Board's determination to approve the Agreements are discussed separately below.

Nature, Extent and Quality of Services

The Board considered the nature, extent and quality of services provided to the Funds by IICO and each Subadviser, taking into account the large amount of materials produced by IICO and the Subadvisers in response to the 15(c) due diligence requests submitted on its behalf by independent legal counsel to the Independent Trustees.

The Board also took into account the report from its Investment Oversight Committee (the "IOC"), in light of that committee's duties to assist the Board in the 15(c) process. The IOC had reported to the Board on its review of the performance of the Funds, IICO's investment risk management function, and the changes IICO and its affiliates have been

undertaking for the Trust and the overall fund complex. As such, the Board examined all of IICO's activities in light of performance and expense structure, as well as the overall rationalization of the fund complex (both completed and/or proposed), which is designed to provide economies of scale to the shareholders, reduce the Funds' expenses and enhance the performance of the Funds, particularly in the context of substantial industry change and regulatory developments.

The Board likewise considered the knowledge it had received from its regular meetings, including from the materials provided in connection with those meetings, such as the resources and key personnel of IICO and each Subadviser, as well as the other services provided to the Funds by IICO and each Subadviser, as applicable (*e.g.,* managing the quality of execution of portfolio transactions and the selection of broker-dealers for those transactions, monitoring adherence to each Fund's investment restrictions, producing reports, providing support services for the Board and its committees, communicating with shareholders and overseeing the activities of other service providers, including monitoring compliance with various Fund policies and procedures and with applicable laws and regulations). The Board also took into account the compliance environment at IICO and each Subadviser, noting the resources that each entity has dedicated towards compliance. The Board concluded that the nature and extent of the services provided by IICO and each Subadviser were appropriate, that the quality of those services had been consistent with quality norms in the industry and that the Funds were likely to benefit from the continued provision of those services.

Benefits from the Relationship with the Funds

The Board next discussed whether IICO or any Subadviser derives any other direct or indirect benefit from serving the Funds. In that regard, the Board discussed the transfer agency and shareholder servicing fees that Waddell & Reed Services Company ("WISC"), an affiliate of IICO, has provided to the Funds. The Board took note of the caps that management previously had agreed to on shareholder servicing costs. The Board also considered the benefits that accrue to each service provider organization from its respective relationship with the Funds, including the fact that a variety of services are provided by affiliates of IICO, including distribution, administrative and Fund accounting services, and, as discussed above, shareholder servicing. The Board also considered management's proposal to outsource the transactional processing operations of WISC to a sub-agent for the Funds, which is designed to achieve greater efficiencies and savings for Fund shareholders over time. After full consideration of these and other factors, the Board concluded that none of IICO, any Subadviser or any of their affiliates receives any additional direct or indirect benefits that would preclude the Board from approving the continuation of the Management Agreement with IICO or any Investment Subadvisory Agreement with a Subadviser.

Economies of Scale

The Board discussed whether economies of scale are being realized by the Funds and whether fee levels reflect those economies of scale for the benefit of the Funds' shareholders. The Board considered the fact that as a Fund's assets have grown, the expenses of that Fund generally have fallen. Additionally, in that regard, the Board considered the various initiatives that IICO has undertaken to seek to rationalize the fund complex.

Performance of the Funds and Costs of Services Provided

The Board considered the performance of each Fund and the costs of the services provided, focusing in particular on a number of Funds that the independent fee consultant had identified. Specifically, the Board examined the investment performance of each Fund, including the percentile ranking of each Fund over various periods of time. The Board also examined the performance of each Fund against its respective benchmark index and peer funds for the same periods. After extensively reviewing all of the performance information provided, the Board concluded that the Funds' performance in each asset class was acceptable. Although the performance of some of the focus Funds identified by the independent fee consultant lagged that of their peers or respective benchmark index, the Board recognized that IICO, or the applicable Subadviser, had taken, or was taking, steps to address that underperformance, and determined to continue to monitor closely the performance of those Funds.

The Board also considered the expenses and expense ratio of each Fund, and the expense limitation and fee reduction arrangements entered into by IICO in light of the services provided by IICO and each Subadviser. The Board also compared each Fund's expenses, including advisory, distribution and shareholder servicing fees, with the expenses and advisory fees of other investment advisers managing similarly situated funds, as well as the advisory fees that IICO (or an affiliate) charges for providing advisory services to other accounts in the same asset class for certain Funds. In that regard, the Board noted that IICO performs significant additional services for the Funds as compared to those other accounts. The Board also took into account the information on IICO's profitability in managing the Funds, including the methodology used to calculate profitability. The Board finally considered the amount of assets in each Fund, each Fund's average account size and how those factors affect the Funds' expense ratios, noting that, as the Funds' assets have increased or decreased over time, the expense ratios of the Funds generally have fallen or risen, respectively. After completing this examination, the Board concluded that each Fund's expenses are appropriate at the current time.

Independent Fee Consultant Review

Independent legal counsel, on behalf of the Independent Trustees, engaged the independent fee consultant to assist them in evaluating the reasonableness of the management fees charged by IICO to all funds within the fund complex. The independent fee consultant's review addressed the following fee-related factors:

1. The nature, extent and quality of IICO's services to the Funds;

2. Management fees and expenses in the context of performance;

3. Product category expenses, including peers;

4. Profit margins of IICO's parent from supplying such services;

5. Subadviser and institutional fee analyses; and

6. Possible economies of scale as a Fund grows larger.

The following summarizes the findings of the independent fee consultant retained by the Independent Trustees.

Summary Findings

The report stated that IICO delivered reasonable levels of performance in the longer-term periods and reasonable levels of service to the Funds in relation to its management fees as compared to the investment advisers of comparable funds. For the 36 months ended March 31, 2019, approximately 17% of the Funds were in the top quartile of performance and 29% of the Funds were in the top two quartiles of performance and that short-term performance of such Funds were showing signs of improvement. Specifically, the report noted that 58% of the Funds were in the top two quartiles in the one-year period, and that 28% of all such Funds had improving performance in their one-year period. The independent fee consultant noted that the Funds' performance appeared to be grounded in a number of institutional competitive advantages at IICO, including investment management depth, ability to attract top talent, proactive management, performance-focused culture, economic analysis and an effective trading infrastructure.

The report further indicated that total expenses of the funds in the complex, on average, were 3% over the average total expenses of their respective Broadridge Expense Group peers and 1% under the average total expenses for their Broadridge Expense Universe peers. The net management fees for the Funds were 2% over the average net management fees of their respective Broadridge Expense Group peers and 7% over the average net management fees for their Broadridge Expense Universes. The report also stated that, when compared to expenses from the prior year, net management fees deceased by 1.5%, while total expenses decreased by 1%.

The report also stated that the management fees IICO charges to the Funds are reasonable in relation to the management fees it charges to its institutional account clients. The report noted that these institutional account clients have different service and infrastructure needs and in addition, the average spread between management fees IICO charged to the Funds and those it charges to institutional account clients is reasonable relative to the average fee spreads computed from industry surveys.

The report stated that while it was difficult to confirm overall economies of scale, it was clear that the Funds' shareholders generally are benefitting from lower expenses as the Funds' assets grow.

The report also noted that the overall profitability of IICO's parent relative to other complexes is reasonable.

Finally, the report also examined the fees that IICO retains on Funds that are subadvised by unaffiliated Subadvisers and indicated that those fees are reasonable relative to the industry. The report also stated that the subadvisory fees that IICO earns for serving as a subadviser to an unaffiliated fund when compared to fees of similar Funds likewise are reasonable relative to the industry.

Conclusions

The independent fee consultant's report concluded that it believes that the services provided by IICO and its affiliates and expenses incurred by the Funds in the previous 12 months are reasonable and provide adequate justification for renewal of the Funds' existing Agreements.

PROXY VOTING INFORMATION

IVY FUNDS (UNAUDITED)

Proxy Voting Guidelines

A description of the policies and procedures Ivy Funds uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.888.923.3355 and (ii) on the Securities and Exchange Commission's ("SEC") website at www.sec.gov.

Proxy Voting Records

Information regarding how the Trust voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through the Ivy Investments' website at www.ivyinvestments.com and on the SEC's website at www.sec.gov.

QUARTERLY PORTFOLIO SCHEDULE INFORMATION

IVY FUNDS

Portfolio holdings can be found on the Trust's website at www.ivyinvestments.com. Alternatively, a complete schedule of portfolio holdings of each Fund for the first and third quarters of each fiscal year is filed with the SEC and can be found on the Trust's Form N-Q and/or Form NPORT-EX. These holdings may be viewed in the following ways:

- On the SEC's website at www.sec.gov.
- For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.

TO ALL TRADITIONAL IRA PLANHOLDERS:

As required by law, we are hereby providing notice to you that income tax may be withheld automatically from any distribution or withdrawal from a traditional IRA. A Fund is generally required to withhold taxes unless you make a written election not to have taxes withheld. The election may be made on the distribution/withdrawal form provided by Waddell & Reed, Inc. which can be obtained from your Waddell & Reed representative or by submitting Internal Revenue Service Form W–4P. Once made, an election can be revoked by providing written notice to Waddell & Reed, Inc. If you elect not to have tax withheld you may be required to make payments of estimated tax. Penalties may be imposed by the IRS if withholding and estimated tax payments are not adequate.

THE IVY FUNDS FAMILY

Domestic Equity Funds

Ivy Accumulative Fund

Ivy Core Equity Fund

Ivy Large Cap Growth Fund

Ivy Mid Cap Growth Fund

Ivy Mid Cap Income Opportunities Fund

Ivy Small Cap Core Fund

Ivy Small Cap Growth Fund

Ivy Value Fund

Ivy Asset Strategy Fund

Ivy Balanced Fund

Ivy Energy Fund

Ivy LaSalle Global Real Estate Fund

Ivy Natural Resources Fund

Ivy Science and Technology Fund

Ivy Securian Real Estate Securities Fund

Ivy Wilshire Global Allocation Fund

Global/International Funds

Ivy Emerging Markets Equity Fund

Ivy Global Equity Income Fund

Ivy Global Growth Fund

Ivy International Small Cap Fund

Ivy International Core Equity Fund

Ivy Managed International Opportunities Fund

Ivy Pictet Emerging Markets Local Currency Debt Fund

Ivy Pzena International Value Fund

Fixed Income Funds

Ivy Apollo Strategic Income Fund

Ivy California Municipal High Income Fund

Ivy Corporate Bond Fund

Ivy Crossover Credit Fund

Ivy Global Bond Fund

Ivy Government Securities Fund

Ivy High Income Fund

Ivy Limited-Term Bond Fund

Ivy Municipal Bond Fund

Ivy Municipal High Income Fund

Ivy Pictet Targeted Return Bond Fund

Ivy PineBridge High Yield Fund

Ivy Securian Core Bond Fund

Index Funds

Ivy ProShares Interest Rate Hedged High Yield Index Fund

Ivy ProShares MSCI ACWI Index Fund

Ivy ProShares Russell 2000 Dividend Growers Index Fund

Ivy ProShares S&P 500 Bond Index Fund

Ivy ProShares S&P 500 Dividend Aristocrats Index Fund

Money Market Funds

Ivy Cash Management Fund

Ivy Government Money Market Fund

Speciality Funds

Ivy Apollo Multi-Asset Income Fund

1.888.923.3355
Visit us online at www.ivyinvestments.com

The Ivy Funds are managed by Ivy Investment Management Company and distributed by its subsidiary, Ivy Distributors, Inc.

Before investing, investors should consider carefully the investment objectives, risks, charges and expenses of a mutual fund. This and other important information is contained in the prospectus and summary prospectus, which may be obtained at www.ivyinvestments.com or from a financial advisor. Read it carefully before investing.